03037607

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Superior Diamonds Inc

*CURRENT ADDRESS P.O. Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

FILE NO. 82- 34752 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☑ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: EBS

DAT : 11/19/03

# SCHEDULE "A"
# SUPERIOR DIAMONDS INC.
# (the "Company")

## Volume I

**SCHEDULE "A"**
**SUPERIOR DIAMONDS INC**
**(the "Company")**



## 1. Material Change Reports

| | | |
|---|---|---|
| i. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 118(1) of the Securities Act (Alberta) | September 5, 2003 |
| ii. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 118(1) of the Securities Act (Alberta) | June 2, 2003 |
| iii. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 118(1) of the Securities Act (Alberta) | December 31, 2002 |
| iv. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta) | November 21, 2002 |
| v. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta) | November 21, 2002 |
| vi. | Material Change Report Under Section 85(1) of the Act | November 20, 2002 |
| vii. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta) | August 29, 2002 |
| viii. | Material Change Report Under Section 85(1) of the Act | April 3, 2002 |
| ix. | Material Change Report Under Section 85(1) of the Act | April 3, 2002 |

## 2. News Releases

| | | |
|---|---|---|
| i. | Special General Meeting | September 19, 2003 |
| ii. | Superior Diamonds and Canabrava Diamond Announce Arrangement Agreement | September 11, 2003 |
| iii. | Canabrava Diamond Appoints New Interim President | September 5, 2003 |
| iv. | Extension of Term and Repricing of Warrants Approved | August 18, 2003 |
| v. | Summer Exploration Program Commences AEM Diamond Project – Ontario | June 12, 2003 |
| vi. | Superior Diamonds and Canabrava Diamond Announce Acquisition Discussions | June 2, 2003 |
| vii. | Annual General Meeting | March 19, 2003 |
| viii. | Major Staking Program Completed to Cover Airborne Magnetic Targets, Northern Ontario Diamond Project | March 5, 2003 |
| ix. | Superior Closes a $500,000 Financing | December 31, 2002 |
| x. | Superior Diamonds Reduces Unit Price of Proposed $1 Million Financing | December 20, 2002 |
| xi. | Superior Diamonds Proposes a $1 Million Financing | November 21, 2002 |
| xii. | Annual General Meeting | October 18, 2002 |
| xiii. | Summer Sampling Program Confirms Presence of Kimberlites Targets | September 19, 2002 |
| xiv. | Aurora Platinum Acquires Controlling Interest in Consolidated Ouro Brasil in Exchange for Kimberlite Assets | August 29, 2002 |
| xv. | Announcement of a Proposed Private Placement | November 20, 2001 |

## 3. Financial Statements and Annual Information Form

| | | |
|---|---|---|
| i. | Computershare Report Confirmation Letter | June 30, 2003 |
| ii. | Form 51-901 F – Schedule A | June 30, 2003 |
| iii. | Form 51-901 F – Schedule B&C | June 30, 2003 |
| iv. | Second Quarter Report | June 30, 2003 |
| v. | Computershare Report Confirmation Letter | March 31, 2003 |
| vi. | First Quarter Report | March 31, 2003 |
| vii. | Form 51-901 F – Schedule A | March 31, 2003 |
| viii. | Form 51-901 F – Schedule B&C | March 31, 2003 |
| ix. | Annual Information Form | December 31, 2002 |
| x. | Form 51-901 F – Schedule A | December 31, 2002 |
| xi. | Form 51-901 F – Schedule B&C | December 31, 2002 |
| xii. | Computershare Report Confirmation Letter | September 30, 2002 |
| xiii. | Form 51-901 F – Schedule A | September 30, 2002 |
| xiv. | Form 51-901 F – Schedule B&C | September 30, 2002 |
| xv. | Annual Information Form | May 31, 2002 |
| xvi. | Computershare Report Confirmation Letter | May 31, 2002/2001 |
| xvii. | Form 51-901 F – Schedule A | May 31, 2002 |
| xviii. | Form 51-901 F – Schedule B & C | May 31, 2002 |
| xix. | BCSC Form 51-901F: Quarterly and Year End Report | February 28, 2002 |
| xx. | Schedules B & C | |
| xxi. | BCSC Form 51-901F: Quarterly and Year End Report Schedule A | February 28, 2002 |
| xxii. | BCSC Form 51-901F: Quarterly and Year End Report Schedule A | February 28, 2002 |
| xxiii. | Consolidated Ouro Brasil Letter confirming quarterly filing and mailouts | February 28, 2002 |
| xxiv. | BCSC Form 51-901F: Quarterly and Year End Report Schedule A | November 30, 2001 |
| xxv. | BCSC Form 51-901F: Quarterly and Year End Report Schedules B & C | November 30, 2001 |
| xxvi. | BCSC Form 51-901F: Quarterly and Year End Report Schedules A, B & C | August 31, 2001 |
| xxvii. | BCSC Form 51-901F: Quarterly and Year End Report Schedules A, B & C | August 31, 2001 |
| xxviii. | Consolidated Ouro Brasil Letter confirming quarterly filing and mailouts | August 31, 2001 |
| xxix. | Annual Information Form | May 31, 2001 |
| xxx. | BCSC Form 51-901F: Quarterly and Year End Report | May 31, 2001 |
| xxxi. | Computershare Report Confirmation Letter | May 31, 2001/2000 |
| xxxii. | Annual Report | 2002 |
| xxxiii. | Annual Return Card Form x2 | template |
| xxxiv. | Beneficial Shareholder Request for Interim Financial Statements | template |
| xxxv. | Consolidated Ouro Brasil Supplemental Mailing List Return Card | 2001 |

## 4. Annual General Meeting Material

| | | |
|---|---|---|
| i. | Notice of Annual General Meeting of Shareholders | June 4, 2003 |
| ii. | Proxy Solicited by Management of the Company for the Annual Meeting of Shareholders | June 4, 2003 |
| iii. | Computershare Annual General Meeting Confirmation of Mailing Letter | April 25, 2003 |
| iv. | Computershare Annual General Meeting Advisement Letter | March 20, 2003 |
| v. | Superior Diamonds Annual General Meeting Letter of Advisement to the BC, Alberta, & Yukon Securities | March 19, 2003 |

| | | |
|---|---|---|
| vi. | Notice of Annual General Meeting of Shareholders | December 20, 2002 |
| vii. | Proxy Solicited by Management of the Company for the Annual General Meeting of Shareholders | December 20, 2002 |
| viii. | Computershare Annual General Meeting Confirmation of Mailing Letter | November 26, 2002 |
| ix. | Management Information Circular | November 15, 2002 |
| x. | Computershare Annual General Meeting Advisement Letter | October 21, 2002 |
| xi. | Superior Diamonds Annual General Meeting Letter of Advisement to the BC, Alberta, & Yukon Securities Commission | October 18, 2002 |
| xii. | Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges | July 3, 2002 |
| xiii. | Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges | May 23, 2002 |
| xiv. | Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges | April 22, 2002 |
| xv. | Information Circular | November 22, 2001 |
| xvi. | Notice of Annual General Meeting | November 22, 2001 |
| xvii. | Notice of Annual General Meeting materials | November 22, 2001 |
| xviii. | Proxy for the Annual General Meeting | November 22, 2001 |
| xix. | Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges | September 21, 2001 |

**5. Special Meeting Material**

| | | |
|---|---|---|
| i. | Information Circular for Special Meeting | October 24, 2003 |
| ii. | Computershare Annual General Meeting Confirmation of Mailing Letter | October 24, 2003 |
| iii. | Notice of Special Meeting of Shareholders | October 17, 2003 |
| iv. | Special Meting of Shareholders Proxy | October 17, 2003 |
| v. | Computershare Special General Meeting Advisement Letter to All Applicable Commissions & Exchanges | September 24, 2003 |
| vi. | Superior Diamonds Inc. Advises Security Commissions & Stock Exchanges of a Special General Meeting of Shareholders | September 18, 2003 |
| vii. | Information Circular for Special Meeting | August 16, 2002 |
| viii. | Notice of Special Meeting of Shareholders | August 16, 2002 |
| ix. | Special Meeting of Shareholders Proxy | August 16, 2002 |
| x. | Consolidated Ouro Brasil Invites Shareholders to the Company's Extraordinary General Shareholders Meeting | July 10, 2002 |
| xi. | Computershare Letter Advising of the Extraordinary Meeting of Shareholders | July 3, 2002 |
| xii. | Computershare Letter Advising of Cancellation of the Extraordinary General Meeting of Shareholders | May 23, 2002 |
| xiii. | DuMoulin Black Letter re: 2002 Extraordinary General Meeting | April 19, 2002 |

**6. Filings with the TSXV and/or BC Securities Commission (not already listed)**

| | | |
|---|---|---|
| i. | Securities Act: Report of Exempt Distribution | May 15, 2003 |
| ii. | Certificate of Author – LDS Winter | January 31, 2003 |
| iii. | Consent of Author – LDS Winter | January 31, 2003 |
| iv. | Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities | January 3, 2003 |
| v. | Securities Act: Report of Exempt Distribution | January 3, 2003 |
| vi. | TSX Venture Exchange Letter re: Brokered Private Placement | December 31, 2002 |
| vii. | TSX Venture Exchange Letter re: Private Placement | December 23, 2002 |
| viii. | Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities | October 23, 2002 |
| ix. | Technical Report | October 18, 2002 |

| | | |
|---|---|---|
| x. | Notice of Completion of RTO and Change in Year End Date | October 4, 2002 |
| xi. | Securities Act: Report of Exempt Distribution | September 13, 2002 |
| xii. | Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities | September 9, 2002 |
| xiii. | Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities | September 5, 2002 |
| xiv. | Securities Act: Report of Exempt Distribution | September 5, 2002 |
| xv. | Securities Act: Report of Exempt Distribution | September 5, 2002 |
| xvi. | TSX Venture Exchange Bulletin re: Reverse Takeover Completed | August 31, 2002 |
| xvii. | Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103 | August 29, 2002 |
| xviii. | TSX Venture Exchange Letter re: Company Submission | August 29, 2002 |
| xix. | TSX Venture Email re: Acceptance of the closing of the RTO & Private Placement | August 26, 2002 |
| xx. | Notice Pursuant to Section 3.1(2) of Multilateral Instrument 45-102 ("MI 45-102") | July 19, 2002 |
| xxi. | Technical Report | July 15, 2002 |
| xxii. | DuMoulin Black Letter of Resignation and Appointment of Auditor | June 19, 2002 |
| xxiii. | Consent of Filing of *Geological Report on the Aurora Platinum Corp. AEM Diamond Exploration Project Northwestern Ontario, Canada* – LDS Winter | May 31, 2002 Circular Date |
| xxiv. | Deloitte & Touche Letter of Approval of the Proposed Change of Auditor | May 21, 2002 |
| xxv. | Smythe Ratcliffe Letter of Approval of the Proposed Change of Auditor | May 21, 2002 |
| xxvi. | Notice of Change of Auditor | May 13, 2002 |

**BCF 53-901F**
**SECURITIES ACT**
**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)**
**MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)**

Item 1. Reporting Issuer

SUPERIOR DIAMONDS INC.
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

Item 2. Date of Material Change

September 5, 2003

Item 3. Press Release

The Issuer issued a press release on September 5, 2003

Item 4. Summary and Full Description of Material Change

Canabrava Diamond Corp. announced that that the board of directors has appointed Thomas W. Beattie as Interim President and a director of the Company effective October 1, 2003. He will resign as a director of Superior Diamonds Inc. on October 1, 2003.

Item 5. Full Description of Material Change

See attached Press Release.

Item 6. Reliance on Section 85(2) of the Act

Not applicable. This report is not being filed on a confidential basis.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officers

Thomas W. Beattie
Director
Telephone: (604) 806 0667

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 12th day of September 2003.

*"Thomas W. Beattie"*
**Thomas W. Beattie, Director**

# JOINT NEWS RELEASE

**CANABRAVA DIAMOND CORPORATION** **SUPERIOR DIAMONDS INC.**

## CANABRAVA DIAMOND APPOINTS NEW INTERIM PRESIDENT

September 5, 2003

Vancouver, B.C.– **Canabrava Diamond Corporation ("Canabrava") (CNB-TSXV)** announced today that the board of directors has appointed Thomas W. Beattie as Interim President and a director of the Company effective October 1, 2003.

Mr. Beattie, Canabrava's Vice President, Corporate Development and Corporate Secretary since 1996, has over 25 years of business experience, principally as in-house counsel and in senior management positions with international mining and exploration companies. He is currently a senior officer of Southwestern Resources Corp., Aurora Platinum Corp. and a director of Lake Shore Gold Corp. and **Superior Diamonds Inc. (SDX-TSXV)** ("Superior"). He will resign as a director of Superior on October 1, 2003. Mr. Beattie obtained an LL.B and a B. Comm from the University of British Columbia.

The board of directors wishes to thank George H. Read for his contributions to Canabrava over the last four years. Mr. Read will return to consulting for diamond exploration companies.

As announced in June, Canabrava and Superior have entered into discussions regarding a proposed acquisition, by way of plan of arrangement, by Superior Diamonds of all of the issued shares of Canabrava. Further details of the terms of the proposed transaction, including proposed exchange ratios, will be disclosed as negotiations proceed. Any agreed transaction will be subject to TSX Venture, court and shareholder approval and the execution of a formal agreement.

Canabrava is actively exploring for diamonds in the Superior Craton area of Ontario and Québec, both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data to focus kimberlite indicator mineral sampling programs.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Superior Diamonds and Canabrava. Actual results may differ materially from those currently anticipated in such statements.

-30-

**For more information, please contact:**

Thomas W. Beattie, VP Corporate Development
Canabrava Diamond Corporation
#1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel. (604) 669-2525 Fax (604) 688-5175
info@canabrava.ca
www.canabrava.com

**For more information, please contact:**

John Paterson, President & CEO
Superior Diamonds Inc.
Suite 1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6 Canada
Tel. (604) 806-0667/Fax (604) 688-5175
info@superiordiamonds.ca
www.superiordiamonds.ca

**BCF 53-901F**
**SECURITIES ACT**
**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)**
**MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)**

Item 1. Reporting Issuer

SUPERIOR DIAMONDS INC.
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

Item 2. Date of Material Change

June 2, 2003

Item 3. Press Release

The Issuer issued a press release on June 2, 2003

Item 4. Summary and Full Description of Material Change

*Superior Diamonds Inc. announced that it has entered into discussions regarding a proposed* acquisition, by way of plan of arrangement, by Superior Diamonds of all of the issued shares of Canabrava Diamond Corporation. Further details of the terms of the proposed transaction, including proposed exchange ratios, will be disclosed as negotiations proceed. Any agreed transaction will be subject to TSX Venture, court and shareholder approvals and the execution of a formal agreement.

Item 5. Full Description of Material Change

See attached Press Release.

Item 6. Reliance on Section 85(2) of the Act

Not applicable. This report is not being filed on a confidential basis.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officers

Thomas W. Beattie
Director
Telephone: (604) 806 0667

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 3rd day of June 2003.

*"Thomas W. Beattie"*
Thomas W. Beattie, Director

**JOINT NEWS RELEASE**

**SUPERIOR DIAMONDS INC.** **CANABRAVA DIAMOND CORPORATION**

**SUPERIOR DIAMONDS AND CANABRAVA DIAMOND ANNOUNCE ACQUISITION DISCUSSIONS**

*THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA OR BY US NEWSWIRE SERVICES*

June 2, 2003
Vancouver, B.C. – **Superior Diamonds Inc. ("Superior Diamonds") (SDX-TSXV)** and **Canabrava Diamond Corporation ("Canabrava") (CNB-TSXV)** today announced that they have entered into discussions regarding a proposed acquisition, by way of plan of arrangement, by Superior Diamonds of all of the issued shares of Canabrava. Further details of the terms of the proposed transaction, including proposed exchange ratios, will be disclosed as negotiations proceed. Any agreed transaction will be subject to TSX Venture, court and shareholder approvals and the execution of a formal agreement.

Management of the two companies believe that the creation of a larger diamond exploration company, similar geographic areas of interest of the two companies, the expected addition of specific diamond experience to the management of Superior Diamonds and the opportunity to achieve economies of scale would be beneficial for both companies.

Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data to focus kimberlite indicator mineral sampling programs. Canabrava is actively exploring for diamonds in the Superior Craton area of Ontario and Quebec as well as Brazil, both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. The shares of Superior Diamonds and Canabrava trade on the TSX Venture Exchange.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Superior Diamonds and Canabrava. Actual results may differ materially from those currently anticipated in such statements.

-30-

**For more information, please contact:**
John Paterson, President & CEO
Thomas W. Beattie, Director
Superior Diamonds Inc.
Suite 1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6 Canada
Tel. (604) 806-0667/Fax (604) 688-5175
info@superiordiamonds.ca
www.superiordiamonds.ca

**For more information, please contact:**
George H. Read, President & CEO
Canabrava Diamond Corporation
#1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel. (604) 669-2525 Fax (604) 688-5175
info@canabrava.ca
www.canabrava.com

**BCF 53-901F**

**SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)**
**MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)**

**ITEM 1. REPORTING ISSUER**

SUPERIOR DIAMONDS INC. (the "Company")
P.O. Box 54060 Pacific Centre
Suite 1515 – 700 West Pender Street
Vancouver, B.C.
V6C 3P4
Telephone: (604) 806 0667

**ITEM 2. DATE OF MATERIAL CHANGE**

December 31, 2002

**ITEM 3. PRESS RELEASE**

Issued December 31, 2002

**ITEM 4. SUMMARY OF MATERIAL CHANGES**

The Company announced that the proposed private placement disclosed on November 21, 2002 has now closed and it has received gross proceeds of $500,000.55. Subscribers elected to purchase 428,570 flow through and 1,000,003 non-flow through units at $0.35 per unit.

Each flow through unit consisted of one common share qualified as a flow through share under the *Income Tax Act (Canada)* and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $0.60 within 12 months after closing.

The independent directors of Superior Diamonds have approved the participation by insiders of the Company in the private placement on the same terms as arm's length investors, and shareholdings of insiders in the Company increased as a result of such participation. Aurora Platinum Corp. purchased 571,430 units, and as a result of the financing its shareholding in Superior has been reduced from 58% to 57%. Also, one director purchased 86,000 flow through units. Pursuant to TSX Venture Exchange Policy, each of Aurora's and the director's participation in the private placement was classified as a "related party transaction". Further particulars of this transaction were disclosed in the Company's News Release dated November 21, 2002.

**ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE**

SEE ATTACHED NEWS RELEASE

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)**
**RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)**
**RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)**

This report is not being filed on a confidential basis.

**ITEM 7. OMITTED INFORMATION**

There are no significant facts required to be disclosed herein which have been omitted.

**ITEM 8. DIRECTOR/SENIOR OFFICER**

| | |
|---|---|
| Contact: | Thomas W. Beattie, Vice President, Corporate Development |
| Telephone: | 604 669 – 2525 |

SUPERIOR CLOSES A $500,000 FINANCING

December 31, 2002

Vancouver, B.C. – **Superior Diamonds Inc. (SDX–TSXV)** announced that the proposed private placement disclosed on November 21, 2002 has now closed and it has received gross proceeds of $500,000.55. Subscribers elected to purchase 428,570 flow through and 1,000,003 non-flow through units at $0.35 per unit.

Each flow through unit consisted of one common share qualified as a flow through share under the *Income Tax Act (Canada)* and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $0.60 within 12 months after closing.

Net proceeds from the sale of the private placement will be used for ongoing exploration and development and general working capital, subject to flow through funding expenditure requirements.

The independent directors of Superior Diamonds have approved the participation by insiders of the Company in the private placement on the same terms as arm's length investors, and shareholdings of insiders in the Company increased as a result of such participation. Aurora Platinum Corp. purchased 571,430 units, and as a result of the financing its shareholding in Superior has been reduced from 58% to 57%. Also, one director purchased 86,000 flow through units. Pursuant to TSX Venture Exchange Policy, each of Aurora's and the director's participation in the private placement was classified as a "related party transaction". Further particulars of this transaction were disclosed in the Company's News Release dated November 21, 2002.

Haywood Securities Inc. acted as agent for the financing and was paid a commission of 7.5% of gross proceeds from the sale of units and received 142,857 broker warrants. Each broker warrant entitles the holder to purchase one non-flow through common share at a price of $0.40 within 12 months after closing.

Superior Diamonds Inc. is exploring a large area of northern Ontario using proprietary magnetic data to focus kimberlite indicator mineral sampling programs.

- 30 -

For more information please contact:
John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, B.C. Canada V6C 3P4
tel. (604) 806 0667 – fax (604) 688 5175
info@superiordiamonds.ca
http://www.superiordiamonds.ca

**BCF 53-901F**

**SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)**
**MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)**
**MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)**

**ITEM 1. REPORTING ISSUER**
SUPERIOR DIAMONDS INC. (the "Company")
P.O. Box 54060 Pacific Centre
Suite 1515 – 700 West Pender Street
Vancouver, B.C.
V6C 3P4
Telephone: (604) 806 0667

**ITEM 2. DATE OF MATERIAL CHANGE**
November 21, 2002

**ITEM 3. PRESS RELEASE**
Issued November 21, 2002

**ITEM 4. SUMMARY OF MATERIAL CHANGES**
The Company announced that it proposes to raise up to $1 million in a private placement by selling up to 2,000,000 flow through units at $0.50 per unit.
Each flow through unit will consist of one flow through common share and one-half of a share purchase warrant. One whole share purchase warrant will entitle the holder to buy one common share for $0.60 within 12 months after closing.

**ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE**
SEE ATTACHED NEWS RELEASE

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)**
**RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)**
**RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)**
This report is not being filed on a confidential basis.

**ITEM 7. OMITTED INFORMATION**
There are no significant facts required to be disclosed herein which have been omitted.

**ITEM 8. DIRECTOR/SENIOR OFFICER**
Contact: Thomas W. Beattie, Vice President, Corporate Development
Telephone: 604 669 – 2525

**ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR**
The foregoing accurately discloses the material change referred to herein.

*"Thomas W. Beattie"*
Thomas W. Beattie, Vice President, Corporate Development

DATED at Vancouver, British Columbia, this 26th day of November 2002.

**SUPERIOR DIAMONDS PROPOSES A $1 MILLION FINANCING**

Not for Distribution to United States newswire services or for dissemination in the United States

November 21, 2002

Vancouver, BC – Superior Diamonds Inc. (SDX-TSXV) today announced that it proposes to raise up to $1 million in a private placement by selling up to 2,000,000 flow through units at $0.50 per unit.

Each flow through unit will consist of one flow through common share and one-half of a share purchase warrant. One whole share purchase warrant will entitle the holder to buy one common share for $0.60 within 12 months after closing.

Gross proceeds of up to $1 million from the private placement will, subject to regulatory approval, be used by Superior Diamonds for ongoing exploration and development programs. Haywood Securities Inc. will act as agent for the financing on a best efforts basis and be paid a cash commission of 7.5% of gross proceeds from the sale of all units and receive broker warrants equal to 10% of the total number of units sold. Each broker warrant will entitle the holder to purchase one common share at a price of $0.55 within 12 months after closing.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United State Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Superior Diamonds Inc. is exploring a large area of northern Ontario using proprietary magnetic data to focus indicator mineral sampling programs. The company has completed a field program involving the collection of about 600 till and modern alluvium samples. The company has also recently covered part of this sampled area with high sense airborne magnetics at 150 metre line spacing. Laboratory results for about 200 samples are still pending, however, indicator minerals recovered to date have shown that broad areas within distinct structural trends in the company's area of interest contain kimberlites. Some of the indicator mineral chemistries also suggest possible diamondiferous sources. Once all of the magnetics and kimberlite indicator mineral data have been compiled, drilling targets to be tested this winter will be prioritized. Superior Diamonds Inc. is owned 58% by Aurora Platinum Corp.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
John G. Paterson, President
Superior Diamonds Inc.
PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC V6C 3P4, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

---

**BCF 53-901F**

**SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)**
**MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)**
**MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)**

**ITEM 1. REPORTING ISSUER**
SUPERIOR DIAMONDS INC. (the "Company")
P.O. Box 54060 Pacific Centre
Suite 1515 – 700 West Pender Street
Vancouver, B.C.
V6C 3P4
Telephone: (604) 806 0667

**ITEM 2. DATE OF MATERIAL CHANGE**
November 21, 2002

**ITEM 3. PRESS RELEASE**
Issued November 21, 2002

**ITEM 4. SUMMARY OF MATERIAL CHANGES**
The Company announced that it proposes to raise up to $1 million in a private placement by selling up to 2,000,000 flow through units at $0.50 per unit.
Each flow through unit will consist of one flow through common share and one-half of a share purchase warrant. One whole share purchase warrant will entitle the holder to buy one common share for $0.60 within 12 months after closing.

**ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE**
SEE ATTACHED NEWS RELEASE

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)**
**RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)**
**RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)**
This report is not being filed on a confidential basis.

**ITEM 7. OMITTED INFORMATION**
There are no significant facts required to be disclosed herein which have been omitted.

**ITEM 8. DIRECTOR/SENIOR OFFICER**
Contact: Thomas W. Beattie, Vice President, Corporate Development
Telephone: 604 669 – 2525

**ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR**
The foregoing accurately discloses the material change referred to herein.

*"Thomas W. Beattie"*
Thomas W. Beattie, Vice President, Corporate Development

DATED at Vancouver, British Columbia, this 26th day of November 2002.

**SUPERIOR DIAMONDS PROPOSES A $1 MILLION FINANCING**

Not for Distribution to United States newswire services or for dissemination in the United States

November 21, 2002

Vancouver, BC – Superior Diamonds Inc. (SDX-TSXV) today announced that it proposes to raise up to $1 million in a private placement by selling up to 2,000,000 flow through units at $0.50 per unit.

Each flow through unit will consist of one flow through common share and one-half of a share purchase warrant. One whole share purchase warrant will entitle the holder to buy one common share for $0.60 within 12 months after closing.

Gross proceeds of up to $1 million from the private placement will, subject to regulatory approval, be used by Superior Diamonds for ongoing exploration and development programs. Haywood Securities Inc. will act as agent for the financing on a best efforts basis and be paid a cash commission of 7.5% of gross proceeds from the sale of all units and receive broker warrants equal to 10% of the total number of units sold. Each broker warrant will entitle the holder to purchase one common share at a price of $0.55 within 12 months after closing.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United State Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Superior Diamonds Inc. is exploring a large area of northern Ontario using proprietary magnetic data to focus indicator mineral sampling programs. The company has completed a field program involving the collection of about 600 till and modern alluvium samples. The company has also recently covered part of this sampled area with high sense airborne magnetics at 150 metre line spacing. Laboratory results for about 200 samples are still pending, however, indicator minerals recovered to date have shown that broad areas within distinct structural trends in the company's area of interest contain kimberlites. Some of the indicator mineral chemistries also suggest possible diamondiferous sources. Once all of the magnetics and kimberlite indicator mineral data have been compiled, drilling targets to be tested this winter will be prioritized. Superior Diamonds Inc. is owned 58% by Aurora Platinum Corp.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
John G. Paterson, President
Superior Diamonds Inc.
PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC V6C 3P4, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

---

This is the form of a material change report required under Section 85(1) of the *Securities Act* and section 151 of the *Securities Rules.*

# FORM 53-901F

## *SECURITIES ACT*

## MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the *Securities Act* (the "*Act*") must be sent to the British Columbia Securities Commission (the "*Commission*") in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

*Item 1.* *Reporting Issuer*

*State the full name and address of the principal office in Canada of the reporting issuer.*

**CONSOLIDATED OURO BRASIL LTD.** (the "*Issuer*")
Suite 1260, 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2

*Item 2.* *Date of Material Change*

November 20, 2001.

*Item 3.* *Press Release*

*State the date and place(s) of issuance of the press release issued under Section 85(1) of the Act.*

A press release, dated November 20, 2001, was issued on September 13, 2001 through the services of Canada Stockwatch Magazine, Market News and the Canadian Venture Exchange Inc.

*Item 4.* *Summary of Material Change*

*Provide a brief but accurate summary of the nature and substance of the material change.*

See the referenced press release; a copy of which is attached hereto.

*Item 5.* *Full Description of Material Change*

*Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other materials. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.*

*This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.*

*The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.*

See the referenced press release; a copy of which is attached hereto.

*Item 6.* *Reliance on Section 85(2) of the Act*

*If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.*

*INSTRUCTIONS:*

*Refer to Section 85(3) of the Act concerning continuing obligations regarding reports filed under this subsection.*

Not applicable.

*Item 7.* *Omitted Information*

*In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but Section 85(3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be*

*disclosed in full detail in the material change report.*
*State whether any information has been omitted on this basis and provide the reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to Section 169(4) of the Act.*
*The reasons for the omission may be contained in a separate letter filed as provided in Section 151 of the Rules.*

Not applicable.

*Item 8. Senior Officers*

*Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.*

Eric D. Pinkney, the President, Chief Executive Officer and a director of the Issuer, may be contacted at (604) 331-0400.

*Item 9. Statement of Senior Officer*

*Include a statement in the following form signed by a senior officer of the reporting issuer:*

*"The foregoing accurately discloses the material change referred to herein".*

*Also include date and place of making the statement.*

I, Eric D. Pinkney, the President, Chief Executive Officer and a director of the Issuer, hereby certify that the foregoing accurately discloses the material change referred to herein:

Dated: at Vancouver, British Columbia, on this 20th day of November, 2001.

Signed: "*Eric D. Pinkney*"

**Eric D. Pinkney**

Office held: President, CEO and a director

{G:\1768\080E\Form53-901F1.doc}

# CONSOLIDATED OURO BRASIL LTD.

(the "*Issuer*")

Suite 1260, 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2
Telephone: (604) 331-0400 and Facsimile: (604) 331-0877

Date: November 20, 2001 Ticker Symbol: "COU"

## NEWS RELEASE

### ANNOUNCEMENT OF A PROPOSED PRIVATE PLACEMENT

The Board of Directors of the Issuer is pleased to announce that the Issuer has recently finalized private placement discussions (the " *Private Placement*") with certain proposed placees (each a "*Placee*") in this matter and pursuant to the completion of which the Issuer would be required to issue from treasury a total of up to **1,200,000** proposed units of the Issuer (each a "*Unit*"), at a proposed purchase price of **$0.15** per Unit, with each such Unit being comprised of one common share and one non-transferable share purchase warrant (each a "*Warrant*") of the Issuer and with each such resulting Warrant entitling the proposed Placee thereof to purchase an additional common share of the Issuer at a purchase price of **$0.20** per common share for a period of two years from the date of the advancement of any such proposed Private Placement proceeds to the Issuer by such Placee in this instance.

The Issuer presently intends to utilize the gross proceeds from its proposed Private Placement in this matter, that being up to approximately **$180,000**, in order to provide for the payment of the estimated costs of this proposed Private Placement, as to approximately $10,000, in order to provide for the payment of the current liabilities of the Issuer, as to approximately $53,342, in order to provide for the general administration of the Issuer during the next 12 months, as to approximately $60,000, and in order to provide for the enhancement of the Issuer's resulting working capital position for other general corporate purposes, as to approximately the remaining $56,658, as a consequence thereof.

The most recent closing price of the Issuer's common shares on the Canadian Venture Exchange Inc. was $0.16, and the completion by the Issuer of its proposed Private Placement in this matter is subject to compliance with all applicable securities laws and its prior receipt of all necessary regulatory approvals in connection with the same.

**ON BEHALF OF THE BOARD OF DIRECTORS OF CONSOLIDATED OURO BRASIL LTD.**

Per:

"*Eric D. Pinkney*"

**Eric D. Pinkney**

President, CEO and a Director

THIS NEWS RELEASE HAS BEEN PREPARED BY MANAGEMENT OF THE ISSUER WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE CANADIAN VENTURE EXCHANGE INC. NEITHER APPROVES NOR DISAPPROVES OF THE CONTENTS OF THIS NEWS RELEASE. THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES *SECURITIES ACT OF 1933*, AS AMENDED, AND SECTION 21E OF THE UNITED STATES *SECURITIES AND EXCHANGE ACT OF 1934*, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, THE ISSUER'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE *PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995* AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

{G:\1768\080E\Newrel1.doc}

BCF 53-901F

SECURITIES ACT

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)**
**MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)**
**MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)**

**ITEM 1. REPORTING ISSUER**

SUPERIOR DIAMONDS INC. (formerly CONSOLIDATED OURO BRASIL LTD.) (the **"Company"**)
P.O. Box 48778, Bentall Station
Vancouver, British Columbia
V7Y 1A6
Telephone: (604) 608 3878

**ITEM 2. DATE OF MATERIAL CHANGE**

August 29, 2002

**ITEM 3. PRESS RELEASE**

Issued August 29, 2002

**ITEM 4. SUMMARY OF MATERIAL CHANGES**

1. Aurora Platinum Corp. (ARP-TSX Venture) and Consolidated Ouro Brasil Ltd., (COU-TSX Venture) have completed the transactions set out in the parties' Acquisition Agreement dated April 26, 2002 whereby Ouro Brasil acquired interests in certain mineral claims and related rights (the "Kimberlite Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants (the "Acquisition Warrants"). The acquisition of the Kimberlite Assets constituted a reverse takeover ("RTO") transaction for Ouro Brasil under the policies of the TSX Venture Exchange (the "Exchange"). The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. Each Acquisition Warrant will allow Aurora to purchase one share of Ouro Brasil for $0.25 for two years from issuance. Under the terms of the Acquisition Agreement, Aurora has the right to maintain a 58% equity interest in Ouro Brasil by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Ouro Brasil.

2. Ouro Brasil has applied to change its name to **Superior Diamonds Inc.** and it is anticipated that trading of its shares on the Exchange will resume under the symbol **SDX** at the opening of trading on Tuesday September 3, 2002.

3. Concurrent with and part and parcel of the acquisition of the Kimberlite Assets and the RTO, Ouro Brasil completed a private placement (the "Private Placement") and raised $1 million through the sale of 4,000,000 units at $0.25 per unit. Each unit consisted of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the Kimberlite Assets and for general corporate purposes. Haywood Securities Inc. acted as agent on the Private Placement and received a cash commission of 7.5% of the gross proceeds and 325,000 agent's warrants. A finders' fee of 75,000 warrants was issued to a third party. Haywood Securities Inc. also acted as sponsor in connection with the RTO in consideration of a cash fee.

4. All of the directors of Ouro Brasil except K. Wayne Livingstone resigned from the Board of Directors of Ouro Brasil upon completion of the RTO, and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, were appointed to the Board of Directors of Ouro Brasil, with John G. Paterson being appointed as President and Susy Horna being appointed as Secretary.

5. Ouro Brasil adopted a stock option plan and shareholders approved that 4,526,233 shares may be issued under the plan, of which 3,000,000 were granted at the completion of the RTO.

6. The auditors of Ouro Brasil were changed from Smythe Ratcliff to Deloitte & Touche LLP effective as of the completion of the RTO.

**ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE**

SEE ATTACHED NEWS RELEASE

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)**
**RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)**
**RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)**

This report is not being filed on a confidential basis.

**ITEM 7. OMITTED INFORMATION**

There are no significant facts required to be disclosed herein which have been omitted.

**ITEM 8. DIRECTOR/SENIOR OFFICER**

Contact: Thomas W. Beattie, Vice President, Corporate Development
Telephone: 604 669 - 2525

**ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR**

The foregoing accurately discloses the material change referred to herein.

*"Thomas W. Beattie"*
Thomas W. Beattie, Vice President, Corporate Development

DATED at Vancouver, British Columbia, this 29th day of August 2002.

BC FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

**CONSOLIDATED OURO BRASIL LTD.**. (the "Issuer")
P.O. Box 48778, Bentall Station
Vancouver, B.C.
V7X 1A6

ITEM 2. DATE OF MATERIAL CHANGE

April 3, 2002

ITEM 3. PRESS RELEASE

Issued April 3, 2002.

ITEM 4. SUMMARY OF MATERIAL CHANGE

**Aurora Platinum Corp. ("Aurora") (ARP-CDNX)** and **Consolidated Ouro Brasil Ltd. ("Ouro Brasil") (COU-CDNX)** entered into a letter agreement (the "Acquisition Agreement") dated April 3, 2002 regarding Ouro Brasil's acquisition of interests in certain mineral claims and related rights (the "Diamond Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares (the "Acquisition Shares"). The acquisition of the Diamond Assets will constitute a reverse takeover ("RTO") transaction for Ouro Brasil under the policies of the Canadian Venture Exchange (the "Exchange") and it is anticipated that the Acquisition Shares will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with, and part and parcel of, the acquisition of the Diamond Assets and the RTO, Ouro Brasil proposes to complete a private placement (the "Private Placement") to raise up to $1 million through the sale of up to 4,000,000 units at $0.25 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the diamond interests to be acquired from Aurora, and for general corporate purposes. The Private Placement may be carried out by way of an issuance of special warrants, convertible into Units having the above terms. The Private Placement is subject to Exchange acceptance.

The Diamond Assets which Ouro Brasil intends to acquire are comprised of (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related geological information, primarily in the form of airborne magnetic/electromagnetic data, and other rights. Pursuant to the Acquisition Agreement, Ouro Brasil will have all diamond exploration and development rights in the area, while Aurora will retain the rights to other minerals that may be found on the

properties. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of $2.5 million per diamond mine developed.

After the issuance of the Acquisition Shares, the completion of the Private Placement and the anticipated exercise of outstanding warrants prior to closing, Aurora will hold 58.11% of Ouro Brasil's issued capital. As part of the RTO, new directors and officers will be appointed.

**ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE**

SEE ATTACHED NEWS RELEASE.

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT**

This report is not being filed on a confidential basis.

**ITEM 7. OMITTED INFORMATION**

There are no significant facts required to be disclosed herein which have been omitted.

**ITEM 8. SENIOR OFFICERS**

Contact: K. Wayne Livingstone, Director
Consolidated Ouro Brasil Ltd.
Telephone: (604) 264-9770

**ITEM 9. STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to herein.

*"K. Wayne Livingstone"*
K. Wayne Livingstone, Director

DATED at Vancouver, BC, this 15th day of May, 2002.

**AURORA PLATINUM CORP.**
**CONSOLIDATED OURO BRASIL LTD.**

**Aurora Platinum Corp. to Acquire Controlling Interest in Consolidated Ouro Brasil Ltd. in Exchange for Diamond Assets**

April 3, 2002

**Vancouver, B.C. – Aurora Platinum Corp. ("Aurora") (ARP-CDNX)** and **Consolidated Ouro Brasil Ltd. ("Ouro Brasil") (COU-CDNX)** have entered into a letter agreement (the "Acquisition Agreement") dated April 3, 2002 regarding Ouro Brasil's acquisition of interests in certain mineral claims and related rights (the "Diamond Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares (the "Acquisition Shares"). The acquisition of the Diamond Assets will constitute a reverse takeover ("RTO") transaction for Ouro Brasil under the policies of the Canadian Venture Exchange (the "Exchange") and it is anticipated that the Acquisition Shares will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with, and part and parcel of, the acquisition of the Diamond Assets and the RTO, Ouro Brasil proposes to complete a private placement (the "Private Placement") to raise up to $1 million through the sale of up to 4,000,000 units at $0.25 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the diamond interests to be acquired from Aurora, and for general corporate purposes. The Private Placement may be carried out by way of an issuance of special warrants, convertible into Units having the above terms. The Private Placement is subject to Exchange acceptance.

The Diamond Assets which Ouro Brasil intends to acquire are comprised of (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related geological information, primarily in the form of airborne magnetic/electromagnetic data, and other rights. . Pursuant to the Acquisition Agreement, Ouro Brasil will have all diamond exploration and development rights in the area, while Aurora will retain the rights to other minerals that may be found on the properties. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of $2.5 million per diamond mine developed.

Geophysical consultants for Aurora have reviewed and compiled proprietary airborne magnetic/electromagnetic data over all of the claim blocks. Kimberlite targets were modelled from the proprietary airborne data. Helicopter supported till/alluvial sampling down ice from each claim block was also completed. Heavy mineral concentrates were picked for kimberlite indicator minerals which in turn were probed to determine their chemistry. The cost of this initial program was $98,500.

Evaluation of the claim blocks is still in progress, however, the till and alluvial sampling by Aurora has identified kimberlite indicator minerals in several areas. Significant exploration activity in the area is also being conducted by a number of other companies. A two phase exploration program for the property is recommended with an expenditure of $195,300 in Phase 1 and $908,500 in Phase II.

Completion of the acquisition of the Diamond Assets is subject to a number of conditions, including but not limited to, Exchange acceptance, Ouro Brasil shareholder approval, due diligence examinations, completion of the Private Placement, receipt of all necessary technical reports concerning the Diamond Assets and execution of definitive documentation. The acquisition cannot close until the required Ouro Brasil shareholder approval is obtained and Ouro Brasil intends to schedule a meeting of shareholders as soon as practicable to consider the RTO, among other things. There cannot be assurances that the transaction will be completed as proposed or at all.

Ouro Brasil will be required to retain a sponsor in connection with the RTO and is presently negotiating an agreement for a sponsor. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

Upon completion of the RTO, it is expected that all of the directors of Ouro Brasil except K. Wayne Livingstone will resign from the Board of Directors of Ouro Brasil, and that John G. Paterson, Thomas W. Beattie, and Michael Winn, nominees of Aurora, will be appointed to the Board of Directors of Ouro Brasil, with John G. Paterson being appointed as President and Susy Horna being appointed as Secretary.

John G. Paterson is a Professional Geologist who has been President and a Director of Aurora since May 2000 and Chief Executive Officer and a Director of Southwestern Resources Corp. since June 1992. Mr. Paterson was President of Canabrava Diamond Corp. from November 1994 to November 1997 and a Director from November 1994 to February 2002. Thomas W. Beattie is a lawyer who has been Vice-President, Corporate Development and Corporate Secretary of Aurora since May 2000 and Vice-President, Corporate Development and Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation since 1996. Mr. Winn has been President, Terrasearch Inc., a financial consulting company, since January 1997. He was a Financial Analyst with Global Resource Investments Ltd. from 1994 to 1996 and a Geologist with CDM Federal Programs Corporation from 1990 to 1993. K. Wayne Livingstone is Professional Geologist who has been a director and officers of a number of public companies over the past 17 years.

After the issuance of the Acquisition Shares, the completion of the Private Placement and the anticipated exercise of 1,785,714 of the outstanding warrants prior to closing, it is expected that Ouro Brasil will have 22,631,115 shares outstanding (25,185,115 shares on a fully diluted basis). The 13,150,000 Acquisition Shares held by Aurora will represent 58.11% of the said 22,631,115 shares and 52.21% of the 25,185,115 shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora will have the right to maintain its equity interest in Ouro Brasil by participating in further equity financings so long as Aurora holds at least 20 % of the issued shares of Ouro Brasil.

Consolidated Ouro Brasil Ltd., a Yukon company, is currently an inactive issuer whose shares have been halted from trading on the Exchange as a result of the RTO. Trading in the common shares of Ouro Brasil will remain halted until Ouro Brasil's sponsor (once appointed) has filed all required documentation and requested that trading resume and the Exchange has, among other things, completed all preliminary background searches in accordance with its policies.

Aurora Platinum Corp., a Yukon corporation, is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Property) covering a large area in northern Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec. Those projects are not included in the Diamond Assets. Aurora is a Tier 1 company

on the Exchange. There is no individual who directly or indirectly beneficially holds a controlling interest in or who otherwise controls or directs Aurora.

Investors are cautioned that, except as disclosed in the management information circular of Ouro Brasil to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Ouro Brasil should be considered highly speculative.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Ouro Brasil and Aurora. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, Vice President, Exploration
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

For more information, please contact:

K. Wayne Livingstone
Director
Consolidated Ouro Brasil Ltd.
Suite 1260, 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel. (604) 683-6640– Fax (604) 264-9771

BC FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

**ITEM 1. REPORTING ISSUER**

**CONSOLIDATED OURO BRASIL LTD.**. (the "Issuer")
P.O. Box 48778, Bentall Station
Vancouver, B.C.
V7X 1A6

**ITEM 2. DATE OF MATERIAL CHANGE**

April 3, 2002

**ITEM 3. PRESS RELEASE**

Issued April 3, 2002.

**ITEM 4. SUMMARY OF MATERIAL CHANGE**

**Aurora Platinum Corp. ("Aurora") (ARP-CDNX)** and **Consolidated Ouro Brasil Ltd. ("Ouro Brasil") (COU-CDNX)** entered into a letter agreement (the "Acquisition Agreement") dated April 3, 2002 regarding Ouro Brasil's acquisition of interests in certain mineral claims and related rights (the "Diamond Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares (the "Acquisition Shares"). The acquisition of the Diamond Assets will constitute a reverse takeover ("RTO") transaction for Ouro Brasil under the policies of the Canadian Venture Exchange (the "Exchange") and it is anticipated that the Acquisition Shares will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with, and part and parcel of, the acquisition of the Diamond Assets and the RTO, Ouro Brasil proposes to complete a private placement (the "Private Placement") to raise up to $1 million through the sale of up to 4,000,000 units at $0.25 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the diamond interests to be acquired from Aurora, and for general corporate purposes. The Private Placement may be carried out by way of an issuance of special warrants, convertible into Units having the above terms. The Private Placement is subject to Exchange acceptance.

The Diamond Assets which Ouro Brasil intends to acquire are comprised of (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related geological information, primarily in the form of airborne magnetic/electromagnetic data, and other rights. Pursuant to the Acquisition Agreement, Ouro Brasil will have all diamond exploration and development rights in the area, while Aurora will retain the rights to other minerals that may be found on the

properties. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of $2.5 million per diamond mine developed.

After the issuance of the Acquisition Shares, the completion of the Private Placement and the anticipated exercise of outstanding warrants prior to closing, Aurora will hold 58.11% of Ouro Brasil's issued capital. As part of the RTO, new directors and officers will be appointed.

**ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE**

SEE ATTACHED NEWS RELEASE.

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT**

This report is not being filed on a confidential basis.

**ITEM 7. OMITTED INFORMATION**

There are no significant facts required to be disclosed herein which have been omitted.

**ITEM 8. SENIOR OFFICERS**

Contact: K. Wayne Livingstone, Director
Consolidated Ouro Brasil Ltd.
Telephone: (604) 264-9770

**ITEM 9. STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to herein.

*"K. Wayne Livingstone"*
K. Wayne Livingstone, Director

DATED at Vancouver, BC, this 15th day of May, 2002.

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

# News *Release*

## SPECIAL GENERAL MEETING

September 19, 2003

**Vancouver, BC – Superior Diamonds Inc. (SDX-TSXV)** announced that all shareholders of record as at October 16, 2003 will be entitled to receive notice of and to vote at the Special General Meeting of shareholders of the Company, to be held at 10:00 a.m. on Monday November 17, 2003 at the Four Seasons Hotel, Vancouver, B.C.

The purpose of the meeting is to consider approving the acquisition by Superior Diamonds of all of the issued and outstanding shares of Canabrava Diamond Corporation, to be carried out by way of plan of arrangement of Canabrava. See New Release dated September 11, 2003 for additional information.

-30-

For more information, please contact:
John G. Paterson, President
Superior Diamonds Inc.
Suite 1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6 Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

# JOINT NEWS RELEASE

**SUPERIOR DIAMONDS INC.** **CANABRAVA DIAMOND CORPORATION**

## SUPERIOR DIAMONDS AND CANABRAVA DIAMOND ANNOUNCE ARRANGEMENT AGREEMENT

*THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA OR BY US NEWSWIRE SERVICES*

September 11, 2003

Vancouver, B.C. – **Superior Diamonds Inc. ("Superior Diamonds") (SDX-TSXV)** and **Canabrava Diamond Corporation ("Canabrava") (CNB-TSXV)** today announced, further to the joint news release dated June 2, 2003, that they have signed a Letter Agreement regarding a proposed acquisition by Superior Diamonds of all of the issued shares of Canabrava, to be carried out by way of plan of arrangement of Canabrava. The proposed transaction is expected to complete in November and is subject to TSX Venture, court and shareholder approvals and the execution of a formal agreement.

The board of directors of each company has reviewed a fairness opinion prepared for that company by an independent valuator. Based on such review, each board has agreed that Superior Diamonds will issue one Superior Diamonds share for every two and one half Canabrava shares surrendered by Canabrava shareholders. Upon completion of the transaction all the shares of Superior Diamonds will be consolidated on a two old for one new basis and Canabrava will become a wholly-owned subsidiary of Superior Diamonds. The board of directors of Superior Diamonds is expected to consist of John Paterson (President of Superior Diamonds), Michael Winn, Wayne Livingstone and Alan Moon (Mr. Moon is currently a director of Canabrava).

Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data to focus kimberlite indicator mineral sampling programs. Canabrava is actively exploring for diamonds in the Superior Craton area of Ontario and Québec, both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. The two companies believe that the creation of a larger diamond exploration company with similar geographic areas of interest will provide an opportunity to achieve economies of scale that would be beneficial for both companies. Both companies already have significant proprietary exploration databases, the combination of which will permit more intensive exploration potential. The shares of Superior Diamonds and Canabrava trade on the TSX Venture Exchange.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Superior Diamonds and Canabrava. Actual results may differ materially from those currently anticipated in such statements.

-30-


**For more information, please contact:**

John Paterson, President & CEO
Superior Diamonds Inc.
Suite 1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6 Canada
Tel. (604) 806-0667/Fax (604) 688-5175
info@superiordiamonds.ca
www.superiordiamonds.ca

**For more information, please contact:**

George H. Read, President & CEO
Canabrava Diamond Corporation
#1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel. (604) 669-2525 Fax (604) 688-5175
info@canabrava.ca
www.canabrava.com

## JOINT NEWS RELEASE

**CANABRAVA DIAMOND CORPORATION** **SUPERIOR DIAMONDS INC.**

## CANABRAVA DIAMOND APPOINTS NEW INTERIM PRESIDENT

September 5, 2003

Vancouver, B.C.– **Canabrava Diamond Corporation ("Canabrava") (CNB-TSXV)** announced today that the board of directors has appointed Thomas W. Beattie as Interim President and a director of the Company effective October 1, 2003.

Mr. Beattie, Canabrava's Vice President, Corporate Development and Corporate Secretary since 1996, has over 25 years of business experience, principally as in-house counsel and in senior management positions with international mining and exploration companies. He is currently a senior officer of Southwestern Resources Corp., Aurora Platinum Corp. and a director of Lake Shore Gold Corp. and **Superior Diamonds Inc. (SDX-TSXV)** ("Superior"). He will resign as a director of Superior on October 1, 2003. Mr. Beattie obtained an LL.B and a B. Comm from the University of British Columbia.

The board of directors wishes to thank George H. Read for his contributions to Canabrava over the last four years. Mr. Read will return to consulting for diamond exploration companies.

As announced in June, Canabrava and Superior have entered into discussions regarding a proposed acquisition, by way of plan of arrangement, by Superior Diamonds of all of the issued shares of Canabrava. Further details of the terms of the proposed transaction, including proposed exchange ratios, will be disclosed as negotiations proceed. Any agreed transaction will be subject to TSX Venture, court and shareholder approval and the execution of a formal agreement.

Canabrava is actively exploring for diamonds in the Superior Craton area of Ontario and Québec, both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data to focus kimberlite indicator mineral sampling programs.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Superior Diamonds and Canabrava. Actual results may differ materially from those currently anticipated in such statements.

-30-

**For more information, please contact:**

Thomas W. Beattie, VP Corporate Development
Canabrava Diamond Corporation
#1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel. (604) 669-2525 Fax (604) 688-5175
info@canabrava.ca
www.canabrava.com

**For more information, please contact:**

John Paterson, President & CEO
Superior Diamonds Inc.
Suite 1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6 Canada
Tel. (604) 806-0667/Fax (604) 688-5175
info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

# News *Release*

## EXTENSION OF TERM AND REPRICING OF WARRANTS APPROVED

August 18, 2003

Vancouver, B.C.- **Superior Diamonds Inc. (SDX-TSXV)** announced today that the TSX Venture Exchange has consented to the extension of the term of the Company's Series A Share Purchase Warrants for one additional year and the reduction of the exercise price to $0.30 per share.

Holders of the (i) 2,000,0000 Series A Share Purchase Warrants will be entitled to purchase one share before August 29, 2004 at the reduced price of $0.30 per share; (ii) 320,000 Series A Agents' Warrants will be entitled to purchase one share before August 29, 2004 at the original exercise price of $0.25 per share; and (iii) 75,000 Series A Finders' Fee Warrants will be entitled to purchase one share before August 29, 2004 at the original exercise price of $0.25 per share.

-30-

For more information, please contact:
John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

**SUPERIOR** *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

# **News** *Release*

## SUMMER EXPLORATION PROGRAM COMMENCES
## AEM DIAMOND PROJECT – ONTARIO

June 12, 2003

Vancouver, BC – **Superior Diamonds Inc. (SDX-TSXV)** is pleased to announce that the summer exploration program has commenced on seven priority target areas within the AEM Diamond Project located in northern Ontario. The AEM Diamond Project covers some 33,000 square kilometres and results from previous exploration by the Company have defined several key target areas based on kimberlite indicator mineral chemistries and airborne magnetic geophysical signatures. The AEM project is targeting similar structural environments to those hosting the Attawapiskat diamondiferous kimberlite cluster which is presently undergoing a full feasibility study by DeBeers.

Interpretation of the Company's airborne magnetic data by independent geophysicists recognized important clusters of circular magnetic anomalies associated with down-ice concentrations of kimberlite indicator minerals in glacial till. Some of the indicator minerals exhibit chemistries consistent with a potentially diamondiferous source.

The 2003 summer program is designed to evaluate seven target areas by grid sampling of basal till to recover a larger population of kimberlite indicator minerals. The sampling will be concentrated around and down-ice of clusters of magnetic circular anomalies. Ground magnetic surveys will be utilized to accurately position circular anomalies. It is anticipated that once the program is completed, priority drill targets will be defined and ready for testing in the fall and winter.

The qualified person for the AEM Diamond Project is Dr. Tom Morris, P.Geo.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
John G. Paterson, President
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

# JOINT NEWS RELEASE

**SUPERIOR DIAMONDS INC.** **CANABRAVA DIAMOND CORPORATION**

## SUPERIOR DIAMONDS AND CANABRAVA DIAMOND ANNOUNCE ACQUISITION DISCUSSIONS

*THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA OR BY US NEWSWIRE SERVICES*

June 2, 2003

Vancouver, B.C. – **Superior Diamonds Inc. ("Superior Diamonds") (SDX-TSXV)** and **Canabrava Diamond Corporation ("Canabrava") (CNB-TSXV)** today announced that they have entered into discussions regarding a proposed acquisition, by way of plan of arrangement, by Superior Diamonds of all of the issued shares of Canabrava. Further details of the terms of the proposed transaction, including proposed exchange ratios, will be disclosed as negotiations proceed. Any agreed transaction will be subject to TSX Venture, court and shareholder approvals and the execution of a formal agreement.

Management of the two companies believe that the creation of a larger diamond exploration company, similar geographic areas of interest of the two companies, the expected addition of specific diamond experience to the management of Superior Diamonds and the opportunity to achieve economies of scale would be beneficial for both companies.

Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data to focus kimberlite indicator mineral sampling programs. Canabrava is actively exploring for diamonds in the Superior Craton area of Ontario and Quebec as well as Brazil, both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. The shares of Superior Diamonds and Canabrava trade on the TSX Venture Exchange.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Superior Diamonds and Canabrava. Actual results may differ materially from those currently anticipated in such statements.

-30-

**For more information, please contact:**

John Paterson, President & CEO
Thomas W. Beattie, Director
Superior Diamonds Inc.
Suite 1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6 Canada
Tel. (604) 806-0667/Fax (604) 688-5175
info@superiordiamonds.ca
www.superiordiamonds.ca

**For more information, please contact:**

George H. Read, President & CEO
Canabrava Diamond Corporation
#1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel. (604) 669-2525 Fax (604) 688-5175
info@canabrava.ca
www.canabrava.com

**SUPERIOR** *Diamonds Inc.*

PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC
Canada V6C 3P4

t 604 806 0667
f 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

# News *Release*

## ANNUAL GENERAL MEETING

March 19, 2003

Vancouver, B.C. – **Superior Diamonds Inc. (SDX-TSXV)** announced that all shareholders of record as at April 22, 2003 will be entitled to receive notice of and to vote at the Annual General Meeting of shareholders of the Company, to be held at 10:00 a.m. on Wednesday June 4, 2003 at the Four Seasons Hotel, Vancouver, B.C.

-30-

For more information, please contact:
Thomas W. Beattie, Director
Superior Diamonds Inc.
Suite 1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6 Canada
Tel. (604) 806-0667/Fax (604) 688-5175
www.superiordiamonds.ca e-mail: info@superiordiamonds.ca

SUPERIOR Diamonds Inc.
PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC
Canada V6C 3P4
t 604 806 0667
f 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

# News *Release*

## Major Staking Program Completed to Cover Airborne Magnetic Targets, Northern Ontario Diamond Project

March 5, 2003

**Vancouver, BC – Superior Diamonds Inc. (SDX-TSX Venture)** is pleased to announce that the Company has completed a major staking program to cover 103 areas associated with both clusters and individual circular magnetic anomalies. The acquisition program was based on results from the Company's high sensitivity airborne survey flown at a 150 metre line spacing.

Several key areas containing clusters of circular airborne anomalies associated with structures controlling known diamondiferous kimberlites in other parts of the Superior Craton are the Company's key targets. These clusters are associated with down-ice kimberlite indicator minerals including G-10 pyrope garnet, G9 pyrope garnet, picroilmenite, chrome spinel with diamond inclusion chemistries, chrome diopside and kimberlite olivine. The chrome diopside and kimberlite olivine are pristine and it is interpreted that these grains are close to their source.

Follow-up work will include detailed till and sediment sampling around magnetic anomalies to collect a larger population of kimberlite indicator minerals and ground magnetics to better define targets. This information will be used to prioritize drill targets.

With the most recent staking, Superior now has a land position of 21,232 hectares.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
John G. Paterson, President
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

SUPERIOR Diamonds Inc.
PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC
Canada V6C 3P4
t 604 806 0667
f 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

# News Release

## SUPERIOR CLOSES A $500,000 FINANCING

December 31, 2002

Vancouver, B.C. – **Superior Diamonds Inc. (SDX–TSXV)** announced that the proposed private placement disclosed on November 21, 2002 has now closed and it has received gross proceeds of $500,000.55. Subscribers elected to purchase 428,570 flow through and 1,000,003 non-flow through units at $0.35 per unit.

Each flow through unit consisted of one common share qualified as a flow through share under the *Income Tax Act (Canada)* and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $0.60 within 12 months after closing.

Net proceeds from the sale of the private placement will be used for ongoing exploration and development and general working capital, subject to flow through funding expenditure requirements.

The independent directors of Superior Diamonds have approved the participation by insiders of the Company in the private placement on the same terms as arm's length investors, and shareholdings of insiders in the Company increased as a result of such participation. Aurora Platinum Corp. purchased 571,430 units, and as a result of the financing its shareholding in Superior has been reduced from 58% to 57%. Also, one director purchased 86,000 flow through units. Pursuant to TSX Venture Exchange Policy, each of Aurora's and the director's participation in the private placement was classified as a "related party transaction". Further particulars of this transaction were disclosed in the Company's News Release dated November 21, 2002.

Haywood Securities Inc. acted as agent for the financing and was paid a commission of 7.5% of gross proceeds from the sale of units and received 142,857 broker warrants. Each broker warrant entitles the holder to purchase one non-flow through common share at a price of $0.40 within 12 months after closing.

Superior Diamonds Inc. is exploring a large area of northern Ontario using proprietary magnetic data to focus kimberlite indicator mineral sampling programs.

- 30 -

For more information please contact:
John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, B.C. Canada V6C 3P4
tel. (604) 806 0667 – fax (604) 688 5175
info@superiordiamonds.ca
http://www.superiordiamonds.ca

SUPERIOR Diamonds Inc.
PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC
Canada V6C 3P4
t 604 806 0667
f 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

# News *Release*

## SUPERIOR DIAMONDS REDUCES UNIT PRICE OF PROPOSED $1 MILLION FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

December 20, 2002

**Vancouver, BC – Superior Diamonds Inc. (SDX-TSXV)** today announced that it has amended the terms of the previously announced private placement (see News Release dated November 21, 2002) by reducing the price per unit from $0.50 to $0.35 and by increasing the number of units offered to 2,857,142. As previously disclosed, each of the flow through units will consist of one flow through common share and one-half of a share purchase warrant. One whole share purchase warrant will entitle the holder to buy one common share for $0.60 within 12 months after closing. The exercise price of each broker warrant to be issued on closing has also been reduced from $0.55 to $0.40. All other terms of the private placement remain the same.

Aurora Platinum Corp., which currently holds 58% of the outstanding shares of Superior, has decided to purchase up to 571,428 units, being 20% of the units offered. If the placement is fully subscribed, Aurora will hold 53.78% of the outstanding shares of Superior. In August 2002 the shareholders of Superior approved an acquisition agreement that granted Aurora the right to maintain a 58% of equity interest in Superior. Pursuant to TSX Venture Exchange Policy, Aurora's participation in the private placement is classified as a "related party transaction". Superior has determined that exemptions from various requirements of Appendix 5B to the TSX Venture Exchange policies are available. Given the existence of these exemptions and the fact that the financing must close by December 31, 2002 as the common shares that will be issued as part of the units will qualify as flow through shares as defined in the *Income Tax Act (Canada)*, it is anticipated the private placement will close less than 21 days after the filing of the material change report required by Appendix 5B.

Superior's board of directors views Aurora's participation in the proposed financing as advantageous to Superior and the directors of Aurora have decided to reduce the dilutive effect of the financing on its holdings by participating in the placement. Certain directors, officers or other insiders of Aurora or Superior also may participate in the proposed financing.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United State Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC V6C 3P4, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca
web site: www.superiordiamonds.ca

SUPERIOR Diamonds Inc.

PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC
Canada V6C 3P4

t 604 806 0667
f 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

# News Release

## SUPERIOR DIAMONDS PROPOSES A $1 MILLION FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

November 21, 2002

**Vancouver, BC – Superior Diamonds Inc. (SDX-TSXV)** today announced that it proposes to raise up to $1 million in a private placement by selling up to 2,000,000 flow through units at $0.50 per unit.

Each flow through unit will consist of one flow through common share and one-half of a share purchase warrant. One whole share purchase warrant will entitle the holder to buy one common share for $0.60 within 12 months after closing.

Gross proceeds of up to $1 million from the private placement will, subject to regulatory approval, be used by Superior Diamonds for ongoing exploration and development programs. Haywood Securities Inc. will act as agent for the financing on a best efforts basis and be paid a cash commission of 7.5% of gross proceeds from the sale of all units and receive broker warrants equal to 10% of the total number of units sold. Each broker warrant will entitle the holder to purchase one common share at a price of $0.55 within 12 months after closing.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United State Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Superior Diamonds Inc. is exploring a large area of northern Ontario using proprietary magnetic data to focus indicator mineral sampling programs. The company has completed a field program involving the collection of about 600 till and modern alluvium samples. The company has also recently covered part of this sampled area with high sense airborne magnetics at 150 metre line spacing. Laboratory results for about 200 samples are still pending, however, indicator minerals recovered to date have shown that broad areas within distinct structural trends in the company's area of interest contain kimberlites. Some of the indicator mineral chemistries also suggest possible diamondiferous sources. Once all of the magnetics and kimberlite indicator mineral data have been compiled, drilling targets to be tested this winter will be prioritized. Superior Diamonds Inc. is owned 58% by Aurora Platinum Corp.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
John G. Paterson, President
Superior Diamonds Inc.
PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC V6C 3P4, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

**SUPERIOR** *Diamonds Inc.*

PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC
Canada V6C 3P4

t 604 806 0667
f 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

# News *Release*

## ANNUAL GENERAL MEETING

October 18, 2002

**Vancouver, BC – Superior Diamonds Inc. (SDX-TSXV)** announced that all shareholders of record as at November 15, 2002 will be entitled to receive notice of and to vote at the Annual General Meeting of shareholders of the Company, to be held at 10:00 a.m. on Friday December 20, 2002 at Suite 1650-701 West Georgia Street, Vancouver, B.C.

Superior Diamonds confirms that its auditors were changed to Deloitte & Touche LLP and the Company's financial year end changed from May 31 to December 31. Also, the Company advises that it has adopted a stock option plan with 4,526,233 shares reserved for issuance under the plan, and that options to purchase 3,000,000 shares were granted for a five year term.

Superior Diamonds Inc. is exploring a large area of northern Ontario using proprietary magnetic data to focus indicator mineral sampling programs. Superior Diamonds Inc. is owned 58% by Aurora Platinum Corp.

-30-

For more information, please contact:
John G. Paterson, President or
Superior Diamonds Inc.
PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC V6C 3P4, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC
Canada V6C 3P4

T 604 806 0667
f 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

# News *Release*

## SUMMER SAMPLING PROGRAM
## CONFIRMS PRESENCE OF KIMBERLITES TARGETS

September 19, 2002

**Vancouver, BC – Superior Diamonds Inc. (SDX-TSXV)** is pleased to announce that the results of the summer sampling program on the Company's projects in northern Ontario has confirmed that several of the areas investigated are in close proximity to kimberlites. This interpretation is based on sampling of glacial material including basal till and eskers down-ice from 32 airborne targets delineated using proprietary airborne magnetics.

Indicator minerals recovered include pyrope garnet, eclogite garnet, picroilmenite, chrome diopside and chromite. Studies of mineral grains, both visually and by electron probe methods, have conclusively shown that several kimberlite indicator mineral trains are near the source. Ground magnetic surveys were also completed on several airborne targets and confirmed the circular magnetic anomalies.

The summer program involved collection of over 500 samples of which results have been received from 200. Several samples of esker material contained more than 40 kimberlite indicator minerals within a target area containing a cluster of circular airborne magnetic features. This cluster of airborne features is located on a structural trend known to host diamondiferous kimberlites in northern Ontario. To better define targets for drilling, the Company is planning to fly a 13,500 line kilometre high sense magnetic survey at 150 metre line spacing. The survey is planned to commence in late October and the data collected will be used in conjunction with results from the sampling program to prioritize drill targets.

Samples of till, esker material and modern alluvium are being processed at the laboratories of Overburden Drilling Management Ltd. located in Nepean, Ontario. Electron microprobe studies on indicator grains is carried out at the Ontario Geological Survey in Sudbury. The sampling program is under the direction of Dr. Tom Morris.

Superior Diamonds Inc. is exploring a large area of northern Ontario using proprietary magnetic data to focus indicator mineral sampling programs. Superior Diamonds Inc. is owned 58% by Aurora Platinum Corp.

-30-

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, Consultant
Superior Diamonds Inc.
PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC V6C 3P4, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

**AURORA PLATINUM CORP.**
**CONSOLIDATED OURO BRASIL LTD.**

**AURORA PLATINUM ACQUIRES CONTROLLING INTEREST IN CONSOLIDATED OURO BRASIL IN EXCHANGE FOR KIMBERLITE ASSETS**

August 29, 2002

**Vancouver, B.C. – Aurora Platinum Corp. (ARP-TSX Venture)** and **Consolidated Ouro Brasil Ltd.**, **(COU-TSX Venture)** have completed the transactions set out in the parties' Acquisition Agreement dated April 26, 2002 whereby Ouro Brasil acquired interests in certain mineral claims and related rights (the "Kimberlite Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants (the "Acquisition Warrants"). The acquisition of the Kimberlite Assets constituted a reverse takeover ("RTO") transaction for Ouro Brasil under the policies of the TSX Venture Exchange (the "Exchange").

Ouro Brasil has applied to change its name to **Superior Diamonds Inc.** and it is anticipated that trading of its shares on the Exchange will resume under the symbol **SDX** at the opening of trading on Tuesday September 3, 2002.

Concurrent with and part and parcel of the acquisition of the Kimberlite Assets and the RTO, Ouro Brasil completed a private placement (the "Private Placement") and raised $1 million through the sale of 4,000,000 units at $0.25 per unit. Each unit consisted of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the Kimberlite Assets and for general corporate purposes. Haywood Securities Inc. acted as agent on the Private Placement and received a cash commission of 7.5% of the gross proceeds and 325,000 agent's warrants. A finders' fee of 75,000 warrants was issued to a third party. Haywood Securities Inc. also acted as sponsor in connection with the RTO in consideration of a cash fee.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. Each Acquisition Warrant will allow Aurora to purchase one share of Ouro Brasil for $0.25 for two years from issuance.

As disclosed in the News Release dated April 4, 2002, all of the directors of Ouro Brasil except K. Wayne Livingstone resigned from the Board of Directors of Ouro Brasil upon completion of the RTO, and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, were appointed to the Board of Directors of Ouro Brasil, with John G. Paterson being appointed as President and Susy Horna being appointed as Secretary.

Ouro Brasil currently has 22,631,115 shares outstanding (25,185,115 shares on a fully diluted basis). The 13,150,000 Acquisition Shares held by Aurora represent 58.11% of the said outstanding shares and 52.21% of the shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora has the right to maintain a 58% equity interest in Ouro Brasil by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Ouro Brasil.

Ouro Brasil has adopted a stock option plan and shareholders approved that 4,526,233 shares may be issued under the plan, of which 3,000,000 were granted at the closing of the RTO. Also, the auditors of Ouro Brasil were changed from Smythe Ratcliff to Deloitte & Touche LLP effective as of the closing.

The Kimberlite Assets which Ouro Brasil acquired comprise (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related geological information, primarily in the form of airborne magnetic/electromagnetic data, and other rights. Pursuant to the Acquisition Agreement, Ouro Brasil has certain diamond exploration and development rights in the area,

while Aurora retains the rights to other minerals that may be found on the properties. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of $2.5 million per diamond mine developed.

Geophysical consultants for Aurora have reviewed and compiled proprietary airborne magnetic/electromagnetic data over all of the claim blocks. Kimberlite targets were modelled from the proprietary airborne data. Helicopter supported till/alluvial sampling down ice from each claim block was also completed. Heavy mineral concentrates were picked for kimberlite indicator minerals that in turn were probed to determine their chemistry. The cost of this initial program was $250,000.

The till and alluvial sampling by Aurora has identified kimberlite indicator minerals in several areas. Significant exploration activity in the area is also being conducted by a number of other companies. A two phase exploration program for the property is recommended with an expenditure of $195,300 in Phase 1 and $908,500 in Phase II.

Aurora Platinum Corp., a Yukon corporation, is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and joint ventures with Inco Limited (AEM Project) covering a large area in northern Ontario and the Nickel Lake Property, in Sudbury, Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec. Those projects are not included in the Kimberlite Assets. Aurora is a Tier 1 company on the Exchange. There is no individual who directly or indirectly beneficially holds a controlling interest in or who otherwise controls or directs Aurora.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Ouro Brasil and Aurora. Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
Daniel G. Innes, President
Thomas W. Beattie, VP Corp. Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

For more information, please contact:
K. Wayne Livingstone
Director
Consolidated Ouro Brasil Ltd.
Suite 1260, 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel. (604) 683-6640– Fax (604) 264-9771

# CONSOLIDATED OURO BRASIL LTD.

(the "*Issuer*")

Suite 1260, 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2
Telephone: (604) 331-0400 and Facsimile: (604) 331-0877

Date: November 20, 2001 — Ticker Symbol: "COU"

# NEWS RELEASE

## ANNOUNCEMENT OF A PROPOSED PRIVATE PLACEMENT

The Board of Directors of the Issuer is pleased to announce that the Issuer has recently finalized private placement discussions (the " *Private Placement*") with certain proposed placees (each a "*Placee*") in this matter and pursuant to the completion of which the Issuer would be required to issue from treasury a total of up to **1,200,000** proposed units of the Issuer (each a "*Unit*"), at a proposed purchase price of **$0.15** per Unit, with each such Unit being comprised of one common share and one non-transferable share purchase warrant (each a "*Warrant*") of the Issuer and with each such resulting Warrant entitling the proposed Placee thereof to purchase an additional common share of the Issuer at a purchase price of **$0.20** per common share for a period of two years from the date of the advancement of any such proposed Private Placement proceeds to the Issuer by such Placee in this instance.

The Issuer presently intends to utilize the gross proceeds from its proposed Private Placement in this matter, that being up to approximately **$180,000**, in order to provide for the payment of the estimated costs of this proposed Private Placement, as to approximately $10,000, in order to provide for the payment of the current liabilities of the Issuer, as to approximately $53,342, in order to provide for the general administration of the Issuer during the next 12 months, as to approximately $60,000, and in order to provide for the enhancement of the Issuer's resulting working capital position for other general corporate purposes, as to approximately the remaining $56,658, as a consequence thereof.

The most recent closing price of the Issuer's common shares on the Canadian Venture Exchange Inc. was $0.16, and the completion by the Issuer of its proposed Private Placement in this matter is subject to compliance with all applicable securities laws and its prior receipt of all necessary regulatory approvals in connection with the same.

**ON BEHALF OF THE BOARD OF DIRECTORS OF CONSOLIDATED OURO BRASIL LTD.**

Per:

"*Eric D. Pinkney*"

**Eric D. Pinkney**
President, CEO and a Director

**THIS NEWS RELEASE HAS BEEN PREPARED BY MANAGEMENT OF THE ISSUER WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE CANADIAN VENTURE EXCHANGE INC. NEITHER APPROVES NOR DISAPPROVES OF THE CONTENTS OF THIS NEWS RELEASE. THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES *SECURITIES ACT OF 1933*, AS AMENDED, AND SECTION 21E OF THE UNITED STATES *SECURITIES AND EXCHANGE ACT OF 1934*, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, THE ISSUER'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE *PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995* AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.**

{G:\1768\080E\Newrel1.doc}

Computershare

**Computershare Trust Company of Canada**
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

July 12, 2002

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Consolidated Ouro Brasil Ltd.

We confirm that the following material was sent by pre-paid mail on July 12, 2002, to the registered shareholders of Common shares of the subject Corporation:

1. Letter to Shareholders
2. Notice of Special Meeting of Shareholders
3. Proxy
4. Information Circular including Consolidated Financial Statements for the years ended May 31, 2001 , 2000 and 1999 / Schedule B - Change of Auditor Reporting Package
5. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.
In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
A/Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

03 OCT 31 AM 7:21

# Superior Diamonds Inc.

**Annual Information Form ("AIF")**

For the seven month period ended December 31, 2002

Dated as of April 7, 2003

TABLE OF CONTENTS

## ITEM 1: PRELIMINARY NOTES

### Effective Date of Information

All information in this AIF is as of April 7, 2003 unless otherwise indicated.

### Incorporation of Other Information

Incorporated by reference into this AIF are the audited financial statements of Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Ltd.) ("Superior" or the "Company" or the "Issuer") for the seven months ended December 31, 2002 and the fiscal years ended May 31, 2002 and 2001 together with the auditors' reports thereon. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts referred to in this AIF are in Canadian dollars unless otherwise indicated.

## ITEM 2: INCORPORATION AND CORPORATE STRUCTURE

### Incorporation

The Company was originally incorporated in the Province of British Columbia by registration of its Memorandum and Articles on September 13, 1985, and was continued into the Yukon Territory under the Business Corporations Act (Yukon) on December 16, 1997. On February 18, 2000 the Company consolidated its share capital on the basis of one new share for every ten old shares and changed its name to Consolidated Ouro Brasil Ltd ("Ouro Brasil"). On August 29, 2002, the Company completed a business reorganization and changed its name to Superior Diamonds Inc.

The Company is a reporting issuer in British Columbia and Alberta, and its corporate head office and principal place of business is Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6. The address of the registered and records office of the Company is Suite 200 – 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2. The Company is extra-provincially registered in British Columbia, Quebec and Ontario.

### Intercorporate Relationships

The Company has no subsidiaries. Aurora Platinum Corp. ("Aurora") holds a 57% interest in Superior as at the date of this AIF.

## ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

The Company was inactive from 1999 when it abandoned its Brazilian mineral property interests. In 2000 it abandoned its last remaining mineral property, the Raven property situated in northeastern British Columbia, on which exploration expenditures had not been incurred since 1995. In June 2001, trading in the Company's shares on the Canadian Venture Exchange continued under the inactive designation.

Following the overall decline of the public mineral exploration sector, the Company re-organized in fiscal 2001, completing a 10 old for 1 new share consolidation, a $115,000 shares for debt settlement, and a $157,000 private placement to replenish its working capital, while continuing to look for new projects in the high technology and mining sectors.

In April 2002, the Company entered into an agreement (the "Acquisition Agreement") with Aurora to acquire certain mineral claims and related rights held by Aurora. (See section: Significant Acquisitions

or Dispositions).

**Significant Acquisitions or Dispositions**

On August 29, 2002, the Company completed a transaction involving the acquisition of interests in certain mineral claims and related rights ("Mineral Assets") held by Aurora in exchange for the Company issuing to Aurora 13,150,000 common shares and 550,000 share purchase warrants. The acquisition was treated as a reverse takeover of the Company under the policies of the TSX Venture Exchange.

**Trends**

There is no trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on the Issuer's business, financial condition or results of operations, as of the date of this AIF.

**ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS**

On August 29, 2002 the Issuer successfully completed the acquisition of mineral claims with kimberlite potential and became active once again as an exploration company.

The Mineral Assets are comprised of interests in 16 claim blocks covering 4,096 hectares staked by Aurora in an area in northern Ontario as well as rights to other kimberlite target information and proprietary geophysical, geological and structural data. Superior has a non-exclusive right to all diamond exploration and development rights in the area of interest covered by the acquisition agreement subject to a third party right to purchase any nickel, copper and platinum group metals and that third party to acquire a 50% interest in the claims or receive a 1.5% net smelter returns royalty.

During 2002, the Issuer's exploration efforts were focused within a 33,000 square kilometre area designated the AEM Diamond Project.

The Issuer has no income from operations and none is likely in the near future. The Issuer is therefore dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, undertake exploration and development of diamond properties and meet general and administrative expenses. There is no assurance that the Issuer will be successful in raising the required capital.

***General***

The Issuer's financial performance is dependent on many external factors. The Issuer expects that any revenues it may earn from its operations in the future will be from the sale of diamonds. Both prices and markets for diamonds are volatile, difficult to predict, and respond to changes in domestic and international political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production are difficult to predict. These circumstances and events could materially affect the financial performance of the Issuer.

***Ontario Mining Laws***

The Mining Act (Ontario) governs the acquisition and the maintenance of mineral rights, mines commencing commercial production and procedures for mine closure.
Mineral rights are initially acquired when a licensed prospector stakes a mining claim on the ground and files requisite documents with the government agency. The Mining Act entitles mining claim holders to enter into a 21-year renewable mining lease. Assessment work, which may include sampling, trenching, blasting, geological and geophysical surveying and feasibility studies, must be performed and reported annually to maintain a mining claim in good standing. Mining claims must be

leased before mineral extraction for production commences. A renewable mining lease can be maintained by paying an annual rent per hectare.

The legislation provides a "one-window" approach to permitting and licensing. Before beginning mine production, environmental studies must be carried out, the public must be notified and a mine closure plan that includes financial assurance must be approved. Ontario's Mining Act requires companies to prepare a closure plan prior to the development of a mine. The Mining Act encourages companies to conduct progressive rehabilitation during the life of the mine.

***Risk Factors***

**Exploration and Development**

All of the properties in which the Issuer has an interest are in the exploration stages only and are without an economic mineral deposit. Development of the Issuer's mineral properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. There is no assurance that the Issuer's mineral exploration and development activities will result in any discoveries of commercial mineral deposits. The long-term profitability of the Issuer's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Issuer's control.

**Operations**

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to property, and possible environmental damage.

**Competition and Marketing**

The mining industry, in general is intensely competitive and there is no assurance that even if commercial quantities of diamonds are discovered, a ready market will exist for their sale. Factors beyond the control of the Issuer may affect the marketability of any diamonds discovered. These factors include market fluctuations, the proximity and capacity of commercial markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of diamonds and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the company not receiving an adequate return on invested capital or issuing its investment capital.

**Price and Currency**

The Issuer's revenues, if any, would be derived from mining and subsequent sale of diamonds. The diamond market is a unique and complex business, which is largely controlled by the London-based Diamond Trading Corp. ("DTC"). While DTC has been successful maintaining a stable market with steadily increasing prices over the past 10 years, the industry periodically faces challenging conditions such as fluctuations in currencies, interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, and improved mining and production methods. The effect of these factors on the price of minerals that may be produced from the Issuer's properties, and, ultimately, the economic viability of the Issuer's properties, cannot be predicted accurately.

The Issuer raises its equity and maintains its accounts in Canadian currency. If the Company acquires properties in other countries, its operations may be subject to foreign currency fluctuations and such fluctuations may materially affect its financial position and results. The Issuer does not engage in currency hedging activities.

**Environmental, Health and Safety Regulations**

All phases of the Issuer's operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on the Issuer's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Issuer. Additionally, the Issuer may be subject to liability for pollution or other environmental damages, which it may not insure against.

**Insurance**

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. The Issuer may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Issuer's financial position. Although the Issuer maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Issuer may not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Issuer could incur significant costs that could have a materially adverse effect upon its financial position.

**Other Risks**

The success of the Issuer's business is largely dependent upon the efforts of a small management team. The loss of any key member could be detrimental to the Issuer if a suitable replacement could not be found at a comparable compensation level. The Issuer has not obtained key-man life insurance with respect to these individuals.

***Mineral Properties***

*AEM Diamond Exploration Project*

Information on the AEM Diamond Exploration Project set out herein has been obtained from the Technical Report entitled "Technical Report on the AEM Diamond Exploration Project, Northwestern Ontario, Canada" for Superior Diamonds Inc. by L.D.S. Winter, P.Geo. dated September 28, 2002. Superior acquired certain mineral assets from Aurora, as described in this report, through agreements with Inco Ltd.

***Project Description and Location***

Aurora and Inco entered into two agreements (the "Inco Agreements") dated December 18, 2000 (Areas A and B) and April 1, 2002 (Area C). The three project areas, which cover approximately 33,000 square kilometres ("km") in northwestern Ontario, are bounded by latitude 52°-30'N and longitude 87°-30'W in the southeast and latitude 54°-30'N and longitude 93°W in the northwest just

west of the Ontario - Manitoba border.

Under the Inco Agreements, Aurora received certain airborne electromagnetic and ground follow-up data (the "AEM Data") regarding the three project areas. All properties acquired in the project areas are subject to the terms of the Inco Agreements.

Aurora has five years within which to assess the AEM Data by incurring expenditures for anomaly selection and ground follow-up with expenditures to be a minimum of $1.5 million for Area A and Area B as well as an additional $1.5 million for Area C before the 4th anniversary of the Inco Agreements.

Based on an independent geophysicist's interpretation of the AEM Data in Area A, Aurora staked 16 mineral claims comprising potential kimberlite targets and identified 35 other potential kimberlite targets. The mineral claims along with kimberlite target information were transferred to Superior pursuant to the Acquisition Agreement.

Aurora has agreed not to sell, transfer or otherwise deal with any party, other than Superior, involving the kimberlite targets, stake claims for potential kimberlite targets or use the AEM Data as it may relate to kimberlite prospects in competition to Superior. Superior will be required to pay a 1.5% net smelter return royalty to Inco, to a maximum royalty of $2.5 million per diamond mine developed.

***Accessibility, Climate, Local Resources, Infrastructure and Physiography***

Pickle Lake is on Ontario Highway 599 about six hours by road northwest of Thunder Bay, Ontario. Nakina is about 300 km (4 hours) by road northeast of Thunder Bay, Ontario. Bearskin Airways provides scheduled air service to Pickle Lake, Lansdowne House and many of the First Nation communities in the area. Currently access to the properties is by charter flights from Pickle, Ontario.

The property is located in a region with very low topographic relief. Lakes are shallow, averaging between two metres and fifteen metres in depth. For the most part, the land surface rises only slightly above lake levels. Much of the land cover is swamp or string bog. Outcrop is not abundant, comprising only a few percent of the lakeshore on even the largest lakes while many lakes have no shoreline outcrop at all. The area is generally forested with the main species being jackpine, tamarack, poplar and birch with abundant alders in the low-lying area. From the size of the trees, it is considered that the area is north of the limits for commercial timber.

The climate is cold temperate to sub-Arctic with long cold winters and short cool summers, however, work in the area is generally not hampered by the weather except for short periods in the spring and fall for break-up and freeze-up.

***History***

There has been considerable prior exploration work in the subject area, mainly for gold and base metals. The region reports the occurrences of porphyry style copper-molybdenum deposit and associated epithermal mineralization, veins rich in silver and gold, rare metal granites and pegmatites, vein gold deposits, minor uranium mineralization and large mafic-ultramafic layered sill complexes with associated Ni-Cu-PGM mineralization.

In 1984 Monopros Limited, a subsidiary of DeBeers Consolidated Mines Ltd., started a regional stream sediment sampling program west of Attawapiskat, Ontario. In conjunction with indicator mineral chemistry and geophysics, this work led to the identification of diamondiferous kimberlites in the Attawapiskat River area 90 km west of the village of Attawapiskat.

To date, DeBeers Canada has discovered 18 kimberlites of which 16 are known to be diamondiferous in the Attawapiskat River area. The mantle-derived mineral suite in the kimberlites includes ilmenites,

garnets, chrome diopside and chromite. Two types of kimberlites are present, a macrocrystic hypabyssal kimberlite and a macrocrystic pyroclastic kimberlite present as lapilli tuffs. The ages determined for the kimberlites range from 155 to 180 Ma (Jurassic) and they were emplaced along a north-northwest trend where it crosses the Winisk River Fault Zone. Most work has been concentrated on the Victor pipe that is a composite body with a surface area of about 18 ha.

A bulk sample of 330 tonnes taken in 1999 from the Victor pipe yielded 107.9 carats of diamonds with a value of $US16,590. This indicates the pipe has a grade of about 32.7 ct per hundred tonnes and the diamonds have an average value of about $US154 per carat. During the June-August 2001 period DeBeers processed a 10,000 tonne bulk sample of the kimberlite. In 1994, the Ontario Geological Survey commenced heavy mineral sampling for kimberlite indicator minerals in northwestern Ontario and this work has continued through the year 2000 with the results being presented in a series of on-going reports.

Two companies, Spider Resources and KWG Resources have identified a group of five kimberlite bodies - the Kyle Lake group - approximately 100 km east of the Lansdowne House area. To date 17 holes have been drilled in the Kyle Lake 3 body for a total of 2,400 m. Sampling of the kimberlite (drill core) has yielded 1,189 microdiamonds (<0.5 mm in at least one dimension) and 67 macros from a total of 1.74 tonnes.

Kyle Lake 3 is considered to be a complex, multiphase intrusion with numerous dykes and a Proterozoic age of 1.1 Ga. Studies on the recovered diamonds indicate they are derived predominantly from a peridotitic mantle source. The Kyle Lake 1 kimberlite was discovered in 1994 as a result of an airborne magnetic survey in conjunction with a regional structural analysis. The pipe is covered by 135 m of Palaeozoic sediments, has a surface area of 2.6 ha and is estimated to contain 14.5 million tonnes of kimberlite to a depth of 510 m based on 18 drill holes. A sample of 6.2 tonnes of drill core has yielded 3,602 micros and 793 macros for a combined weight of 3.71 carats.

In the same area, Spider Resources and KWG Resources have spent $1.4 million on mapping, sampling and airborne geophysics between 1995 and 1997.

At the present time there are a number of companies exploring for diamonds in the subject project area however, for the most part the results of their work remain confidential. These companies include DeBeers Canada, BHP - Billiton, Kennecott Canada Exploration, Canabrava Diamond Corporation and Navigator Exploration Corp. Currently DeBeers is carrying out airborne geophysical surveys in the same area being evaluated by Superior.

***Geological Setting***

The Superior Province is a large (2 million square km) Archean cratonic terrane with rocks ranging in age from 3.5 Ga to less than 2.7 Ga. It has a striped character comprising alternating granite-greenstone, metasedimentary and plutonic-gneissic subprovinces. The Superior Province was constructed by subduction-driven accretionary processes during major, mainly Late Archean orogenic events. Assembly of a variety of lithotectonic elements including volcanic island arcs, older microcontinents, accretionary wedges and marginal plutonic arcs was accomplished by thrusting, crustal thickening and plutonism and by strike-slip faulting. The Superior Province became a stable cratonic area at the end of the Archean, probably as part of a major late Archean supercontinent that has since remained relatively stable.

The Superior Province has undergone little penetrative deformation except locally around its margins (Grenville Front to the southeast and the Nelson Front to the northwest) and along internal structures such as the Kapuskasing Structural Zone (KSZ) and Winisk River fault. It has undergone post-Archean arching and rifting, notably along the Early Proterozoic Cobalt Embayment, the Middle Proterozoic Lake Superior-Midcontinental Rift and the Phanerozoic Temiskaming Rift. The Superior Province crust has

not experienced significant post-Archean heating, except around the margins of the craton and near Proterozoic intrusions.

Bedrock geology of the northern Superior area is characterized by west-northwesterly-trending Archean greenstone belts composed primarily of mafic metavolcanic rocks that originated as submarine lava flows. All greenstone belts contain a lesser component of intermediate to felsic, commonly fragmental metavolcanic rocks and clastic metasedimentary rocks and are variably metamorphosed from greenschist to amphibolite facies. Mafic intrusive rocks represented by dykes, sills and stocks of diorite, gabbro and anorthositic gabbro intrude the supracrustal sequences in greenstone belts.

The northern Superior area is cut by major west-northwest striking faults that appear to have been active in the late Archean with later reactivation in the Proterozoic. These include the North and South Kenyon faults and the Stull-Wunnumin fault. In outcrop, the faults are represented by mylonite, cataclastite and strongly foliated rock that typically contain assemblages of greenschist facies minerals. Although straight to curvilinear at a regional scale, the faults can be complexly branched and splayed at a local scale. For example, the North and South Kenyon faults are possibly a composite fault zone joined by several splays.

Geochronologic studies indicate that the fault zones mark the boundaries of three fundamental crustal blocks in the northern Superior area. These include the Munro Lake, Muskrat Dam, Island Lake and North Caribou Terranes south of the Stull-Wunnumin fault, the Oxford Lake - Stull Lake Terrane between the Stull - Wunnumin and North Kenyon faults and the Northern Superior Superterrane north of the North Kenyon fault.

Archean rocks are cut by north-northeast and northwest-trending gabbro dykes tentatively correlated with the 1884 Ma Molson Swarm and 1267 Ma MacKenzie Swarm, respectively. Carbonatites are present in a northwest-trending zone centered on the Stull-Wunnumin fault which suggests a deep-seated structural feature. The unexposed oval intrusion (Carb Lake Carbonatite Complex) north of McLeod Lake with a K-Ar biotite age of 1826±97 Ma occurs in the northwestern part of this feature.

The Big Beaver House and Schryburt Lake carbonatite complexes, east of North Caribou Lake, in the central part of the area further define this trend.

There are Proterozoic and Phanerozoic alkalic rock-carbonatite, alnoite, peridotite, lamprophyre, lamproite and kimberlite intrusions of several ages including 1.8, 1.2, 1.1, 0.6 and 0.15 Ga. Kimberlites that occur as dykes, stocks and diatremes in the Kirkland Lake and Hudson Bay Lowlands are of Jurassic age. There are also older, probably Proterozoic (1.1 Ga?) kimberlites in the Lowlands. Alkalic complexes, kimberlites and other intrusions are spatially associated with regional structures such as the Kenyon - Winisk River fault. These structures probably represent "zones of high permeability" marked by repeated intrusion of various types of mantle-derived mafic-ultramafic, alkalic and kimberlitic character. These, and other less well-known structures are considered to have controlled the emplacement of kimberlites.

The Canadian Shield was probably once entirely covered by Phanerozoic sedimentary sequences of shallow marine origin. These rocks, for the most part, were eroded away to expose the Shield but their thickest parts are now preserved in several deep basins, the Hudson Bay and Moose River Basins in the north and Michigan and Appalachian Basins in the south. In the northern basins, the depth to Precambrian basement is about 1,000 m. These major basins are separated by an orthogonal system of arches including the northeast striking Algonquin, Fraserdale and Cape Henrietta Maria arches and the northwest-striking Frontenac, Saguenay and Hudson Bay arches. These arches are composite, fault-bounded block structures on which repeated movements are recorded in the Phanerozoic record in the form of floods of craton-derived clastic sediments and displacements of stratigraphic units. Fault displacements of 100's or even 1,000's of meters are recorded in some areas. These faults appear to have acted as conduits from the mantle to surface for kimberlite magma.

### *Exploration and Mineralization*

Heavy mineral studies carried out by the Ontario Geological Survey, Aurora Platinum Corp. and Superior Diamonds Inc. have identified kimberlite indicator minerals (KIM) within the project area. The geological history of the Superior Province, and the northwestern part in particular, point to the early (Archean) development of a thick stable crust with little subsequent thermal activity that could destroy the diamonds in the cool deep crustal keel.

The initial analysis of the Inco geophysical data by an independent consulting geophysicist in 2001 resulted in the identification of over 30 anomalies of which 16 were selected as high priority targets. These targets were usually characterized by a small, more or less circular, magnetic anomaly in plan view and a sharp peak or depression in profile. When the sites of these anomalies are compared to the regional geology, and in particular the regional structures, 10 of the anomalies appear to lie on or immediately adjacent to regional structures. At the same time as the staking program was being carried out in the fall of 2001, 58 stream sediment samples were collected within the area down-ice from the magnetic anomalies. These samples were sent to the Saskatchewan Research Council for processing for kimberlite indicator minerals (KIM). The work confirmed the presence of KIM in the area of the airborne anomalies with pyrope garnets, eclogitic garnets, clinopyroxene, picroilmenite, olivine and chromite grains being recovered. Microprobe analyses confirmed the presence of 5 pyropes and 1 fresh clinopyroxene.

Subsequent sampling for KIM during the helicopter-supported summer 2002 program by Superior evaluated thirty-three magnetic anomalies in Area A, ten in Area B and twelve in Area C. In addition, fifteen regional surveys were conducted in Area A, three in Area B and one in Area C.

The summer 2002 program produced 588 samples which have all been processed for their KIM content. The Ontario Ministry of Northern Development and Mines Laboratory is conducting the probing of the KIM with 165 samples evaluated to date.

In summary, the work to date has confirmed the original sampling with nine potential kimberlites (staked In October 2001) being indicated. The 2002 sampling identified an additional 12 potential kimberlites with the results for 10 targets still in the preliminary stage.

To date, no kimberlite bodies have been discovered on the subject claims. It is considered that the geological evidence supports the concept that at least in part the Area of Interest has a high potential for the localization of kimberlite pipes of economic interest. The area meets the requirements for the localization of kimberlites of interest: a deep cool mantle keel, the presence of diamond-bearing kimberlites and kimberlite indicator minerals, typical of diamond-bearing mantle. Analysis of the Inco geophysical data has identified high priority magnetic anomalies that may represent kimberlites and many of these anomalies are associated with interpreted regional structures. The remainder of the targets indicated by the Inco data is being evaluated by sampling for KIM to determine if additional anomalies may represent kimberlites.

The exploration for diamonds in the area by other companies such as DeBeers Canada, Kennecott Explorations, BHP - Billiton, Navigator Exploration and Canabrava Diamond Corp. further indicates that this part of the Superior Province is considered by the industry to be highly prospective for diamond-bearing kimberlites.

### *Drilling*

No drilling has been completed on the properties.

### *Sampling and Analysis*

The alluvial and till sampling was carried out concurrently with the staking in October 2001 by experienced field personnel. Each sample weighed approximately 20 kilograms and was not screened in the field. The samples were processed to determine their Kimberlite Indicator Mineral (KIM) content at the Saskatchewan Research Council Geoanalytical Services Laboratory in Saskatoon, Saskatchewan, a qualified and reputable lab.

The samples collected during the 2002 program for KIM were processed by Overburden Drilling Management Ltd., Kanata, Ontario, a well-recognized laboratory specializing in the treatment of samples for their heavy mineral content. Overburden Drilling has an established internal program of Quality Control.

Samples collected for geochemical analysis are being processed by ALS Chemex Laboratories in Thunder Bay, Ontario. ALS Chemex is a global laboratory organization with Quality Assurance groups in Brisbane, Australia and Vancouver, Canada which monitor laboratory performance within the group. ALS Chemex is certified to the internationally recognized standard ISO 9001: 2000 and is currently actively pursuing ISO 17025 accreditation.

***Mineral Resource and Reserve Estimates***

There are no mineral resources or mineral reserves defined.

***Mining Operations***

The project is at an exploration stage. There are no mining operations on the property.

***Exploration and Development***

A two-phase $1.1 million exploration program was recommended in an earlier Technical Report dated June 23, 2002. Phase 1, at a cost of $195,300 was being completed as of December 31, 2002. It consisted of additional field evaluation and detailed geophysical surveys over potential kimberlites. Preliminary results indicate that the Phase 1 program has identified additional potential kimberlites, indicating that Phase 2, with an estimated budget of $908,500 will be implemented.

***Human Resources***

In order to carry out its business activities, the Issuer retains approximately five people on either a salaried or contract basis. Superior also engages various other independent contractors from time to time to supply work on specific programs.

**ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATON**

The following table sets forth selected audited financial information of the Issuer for the last three completed financial years and the seven month transition year:

| | FISCAL YEARS ENDED | | | |
|---|---|---|---|---|
| | Seven month period ended December 31, 2002 | May 31, 2002 | May 31, 2001 | May 31, 2000 |
| Net Income (Loss) | ($388,473) (1) | ($68,750) | $72,356 (2) | ($129,312) |

| | | | | |
|---|---|---|---|---|
| Loss Per Share | ($0.03) | ($0.02) | $0.05 | ($0.08) |
| Total Assets | $1,917,118 (3) | $38,027 | $157,055 | $6,223 |

*(1) The loss of $388,473 for the seven months ending December 31, 2002 pertains mainly to expenditures relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock-based compensation.*
*(2) Operating loss for the year was $71,434 before extraordinary gain of $143,790 due to write-off of accounts payable which resulted in a net income for accounting purposes of $72,356.*
*(3) The increase in total assets to $1,917,118 resulted primarily from cash received pursuant to two private placements of the company's shares and the acquisition of mineral properties in exchange for shares of the Company.*

The following table sets forth selected (unaudited) quarterly financial information:

| | **Quarter Ended** | **Four Months Ended** | | |
|---|---|---|---|---|
| | **December 31, 2002** (1) | **September 30, 2002** (1) | **May 31, 2002** | **February 28, 2002** |
| Loss | $84,401 | $304,072 (2) | ($35,367) | ($26,303) |
| Loss Per Share | $0.01 | $0.03 | ($0.00) | ($0.00) |
| | **Quarter Ended** | | | |
| | **November 30, 2001** | **August 31, 2001** | **May 31, 2001** | **February 28, 2001** |
| Loss | ($5,212) | ($1,868) | ($31,955) | ($45,546) |
| Loss Per Share | ($0.00) | ($0.00) | ($0.00) | ($0.00) |

(1) There are 7 months in the Transition year.
(2) The loss of $304,072 for the four months ended September 30, 2002 pertains mainly to expenditures relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock-based compensation.

**DIVIDEND POLICY**

The Issuer has not, since its incorporation, paid any dividends on any of its shares and presently has no intention of paying dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

**ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS**

This discussion should be read in conjunction with the audited financial statements and related notes thereto of the Issuer which are incorporated by reference to this AIF.

**Description of Business**

The Company was incorporated on September 13, 1985 pursuant to the Company Act (British Columbia). On December 16, 1997 the Company was continued into the Yukon Territories pursuant to the Business Corporations Act (Yukon). The Company is a reporting issuer in British Columbia and Alberta.

The Company is a development stage mineral exploration company currently engaged in the location, acquisition, evaluation, exploration and development of diamond properties in northern Ontario. Subsequent to the business reorganization, the Company commenced its diamond exploration activities by focusing on a 33,000 square kilometre area of northern Ontario in specific structural zones which are known to host diamondiferous kimberlites. During the period the Company had 16 claim blocks totaling 4,096 hectares in the Rowlandson Lake area.

**Overview**

On August 29, 2002 the Company completed a business reorganization pursuant to the acquisition agreement entered into in April 2002 with Aurora Platinum Corp. ("Aurora") whereby the Company issued to Aurora 13,150,000 common shares and 550,000 share purchase warrants in exchange for interests in certain mineral claims and related rights. The acquisition was treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange (the "Exchange"). However the direct purchase method of accounting has been applied in accordance with generally accepted accounting principles and the value of the mineral assets has been recorded at their cost or book value.

There was a change in management and Aurora obtained control by acquiring 58% of the outstanding shares of the Company. The Company changed its name to Superior Diamonds Inc. and changed its fiscal year end date from May 31 to December 31. As a result, the Company has a transition year of seven months ended December 31, 2002. The Company also changed its currency of reporting from U. S. dollars to Canadian dollars. The Company used an exchange rate of $1USD=$1.5275CDN to translate it's comparative numbers. This was the rate in effect on May 31, 2002 which was the last date that the U.S. dollar was used as the currency of primary measurement and display.

Prior to completion of the business reorganization, the Company was not actively involved in any business activity. Consequently, in addition to the effect of a seven month transition year, the comparisons to the historical year in the following discussion may not be meaningful.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

**Results of Operations**

<u>Seven Month Period Ended December 31, 2002 Compared to Years Ended May 31, 2002 and 2001</u>

Net loss for the seven month period ended December 31, 2002 was $388,473 or $0.03 per share compared to a net loss of $68,750 or $0.01 per share for the year ended May 31, 2002 and net income of $72,356 or $0.05 per share for 2001. The increase in loss pertains mainly to expenditures

relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock based compensation. Income in 2001 resulted from a settlement of accounts payable.

*Consulting and management fees* includes $16,000 and $8,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively pursuant to separate administrative services agreements, $36,946 in fees on account of consulting and management services provided by directors, officers and other consultants, and $79,900 relating to stock based compensation expense for stock options granted to non-employees during 2002.

*General exploration* includes $72,954 relating to stock based compensation expense for stock options granted to non-employees involved in exploration work.

*Investor relations* expense of $32,087, $14,976 and $2,610 for the period ended December 31, 2002 and years ended May 31, 2002 and 2001 respectively, includes regulatory and transfer agent fees and the costs related to the printing and dissemination of shareholder information.

*Legal and accounting* expense of $128,573 includes $117,620 of legal fees relating to the business reorganization. The Company incurred legal and accounting fees of $38,386 during the year ended May 31, 2002 and $36,190 in 2001.

*Office expense* of $14,316 for the seven months ended December 31, 2002 (May 31, 2002 - $31,619; May 31, 2001 - $5,436) relates to costs incurred that are of a general and administrative nature.

**Financial Condition, Liquidity and Capital Resources**

On August 16, 2002, a special meeting of shareholders was held and shareholder approval was received for the RTO with Aurora, and on August 29 the transactions set out in the acquisition agreement also received regulatory approval. The Company acquired certain mineral claims and related rights from Aurora in exchange for the Company issuing to Aurora 13,150,000 common shares (the "Acquisition Shares") and 550,000 non-transferable share purchase warrants (the "Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to purchase one common share of the Company for $0.25 for two years from issuance.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. The escrowed shares will be released in stages with the final lot being released in August 2005 under the current escrow agreement.

In addition, on August 29, 2002, 1,785,714 warrants and 28,000 stock options were exercised for proceeds of $303,571 and $5,320 respectively.

Concurrent with and part of the business reorganization, the Company raised $1 million through the sale of 4 million units at $0.25 per unit. Each unit consisted of one common share and one half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at $0.50 until August 28, 2003. The agent received a cash commission of 7.5% of the gross proceeds and 325,000 broker warrants, and a finders fee of 75,000 warrants was issued to a third party. These warrants enable the holder to buy one common share at $0.25 until August 28, 2003.

At the opening of trading on September 3, 2002, the Company changed its name to Superior Diamonds Inc. and trading of its shares on the Exchange resumed under the symbol SDX.

The Company had working capital of $1,144,831 as at December 31, 2002 compared to $5,531 as at May 31, 2002 and $73,835 as at May 31, 2001.

During the seven month period ended December 31, 2002, Superior raised a total of $1,674,381 (net) by issuing an aggregate of 7,242,287 common shares pursuant to two private placements as well as the exercise of warrants and stock options.

On December 31, 2002 Superior closed a private placement of 428,570 flow through and 1,000,003 non-flow through units at $0.35 per unit for gross proceeds of $500,000. Each flow through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole warrant entitles the holder to buy one non-flow through common share for $0.60 within 12 months after closing. The agent was paid a commission of 7.5% of gross proceeds and received 142,857 broker warrants. Each broker warrant entitles the holder to buy one non-flow through common share at a price of $0.40 within 12 months after closing. Proceeds from the flow through shares were renounced under the "look-back rule" for the year ended December 31, 2002.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. As a result of stock options granted to non-employees, the Company recognized $152,854 as stock-based compensation expense and included this amount in contributed surplus.

On May 4, 2001, the Company issued 1,785,714 units for $0.14 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant that entitled the purchaser to purchase one additional common share for $0.17. These warrants were exercised in August 2002.

On November 30, 2000, the Company's creditors agreed to accept 369,070 shares at a deemed price of $0.2025 per common share as settlement of outstanding payables. The difference between the book amount and the value of the shares issued is included within the statement of loss and deficit as settlement of accounts payable.

During the period ended December 31, 2002 the value of resource properties increased by $594,343 of which $294,881 relates to the acquisition of mineral assets. A total of $299,462 in exploration expenditures ($158,262 on a cash basis) was incurred on the Company's resource properties during the period.

In management's view, the Company's cash position is sufficient to fund planned exploration expenditures and meet ongoing obligations in the short term.

**Outlook**

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known economic diamond deposit . Other risks facing the Company include competition and marketing, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

The Company will focus the majority of its exploration activities in Ontario, Canada, and as opportunities present themselves will form alliances with third parties in order to reduce shareholder risk. As an exploration company, the future liquidity of Superior will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.

**ITEM 7: MARKET FOR SECURITIES**

The common shares of the Issuer are listed on the TSX Venture Exchange under the symbol SDX. Trading resumed at the opening of trading on September 3rd, 2002.

## ITEM 8: DIRECTORS AND OFFICERS

| Name & Residence | Position with the Company | Principal Occupation, Business or Employment | Director Since |
|---|---|---|---|
| John G. Paterson Vancouver, British Columbia | President, Chief Executive Officer and Director | President CEO and Director of the Company and Southwestern Resources Corp.; Director of Lake Shore Gold Corp. (all public mineral exploration companies); President of Glengarry Resource Management Inc. (a private consulting company). | 2002 |
| Thomas W. Beattie * West Vancouver, British Columbia | Director | Director of the Company and Lake Shore Gold Corp.; Vice-President, Corporate Development and Corporate Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation; Director of Westvista Management Inc. (a private consulting company). | 2002 |
| Michael Winn * Laguna Beach, California | Director | Director of the Company, Aurora Platinum Corp. and Lake Shore Gold Corp.; President, Terrasearch Inc. (a financial consulting company). | 2002 |
| Wayne Livingstone * Vancouver, British Columbia | Director | President of New Oroperu Resources Inc. (a public mineral exploration company); partner in a Yukon placer mining operation. | 1998 |
| Parkash K. Athwal Ladner, British Columbia | Chief Financial Officer | Chief Financial Officer of the Company and Lake Shore Gold Corp.; Vice President and Chief Financial Officer of Aurora Platinum Corp., Southwestern Resources Corp. and Canabrava Diamond Corporation. | N/A |
| Susy Horna Surrey, British Columbia | Corporate Secretary | Corporate Secretary of the Company and Lake Shore Gold Corp.; Executive Legal Assistant for Aurora Platinum Corp., Southwestern Resources Corp. and Canabrava Diamond Corporation. | N/A |

(*) Messrs. Winn, Beattie, and Livingstone are members of the Company's audit committee.

As at the date of this AIF, the directors and senior officers of the Company as a group owned beneficially, directly or indirectly, or exercised control or direction over a total of common shares, representing 1.99% of the outstanding common shares of Company issued and outstanding at that date.

The term of office of each director expires at the next annual general meeting of shareholders of the Company presently scheduled for June 4, 2003.

### 8.1 *Corporate Cease Trade Orders or Bankruptcies*

No director or officer of the Issuer, nor any shareholder holding sufficient number of securities of the Issuer to affect materially the control of the Issuer, is, or within the 10 years before the date of this AIF has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

**8.2 Individual Bankruptcies**

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date of this AIF, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

**8.3 Penalties or Sanctions**

None of the directors, officers or promoters of the Issuer or shareholders holding more than 20% of the issued and outstanding shares of the Issuer have:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

**8.4 Conflicts of Interest**

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of Superior. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and, if necessary, abstain from voting on such matter.

To the best of the Company's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among Superior, its promoters, directors, officers or other members of management as a result of their outside business interests except that certain directors and officers of Superior may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which will be potential competitors of Superior. Situations may arise in connection with potential acquisitions where the other interests of these directors and officers may conflict with the interests of Superior. Directors and officers of Superior with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

## ITEM 9: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, and interest of insiders in material transactions, is contained in the Company's information circular for the Annual General Meeting of Shareholders to be held on June 4, 2003. Additional financial information is provided in the Company's comparative financial statements for the seven months ended December 31, 2002 and the year ended May 31, 2002. A copy of these documents along with current interim financial statements may be obtained upon request from the Company at P.O. Box 10102, Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 or by accessing these documents on the Internet at www.sedar.com. The Technical Report as well as future news releases and material change reports relating to the acquisition of the Kimberlite Assets may be also accessed at www.sedar.com.

Computershare

**Computershare Trust Company of Canada**
*Stock Transfer Services*
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

August 28, 2003

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Superior Diamonds Inc.

We confirm that the following material was sent by pre-paid mail on August 28, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Quarterly and Year End Report Form 51 - 901F for quarter ended June 30, 2003 / Schedule B -Supplementary Information / Schedule C - Management Discussion - see attachment
2. Second Quarter Report for the Six months ended June 30, 2003 / Financial Statements for the six months ended June 30, 2003 and May 31, 2002 (unaudited).

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694

# FORM 51-901F

## QUARTERLY REPORT

03 OCT 31 AM 7:21

Incorporated as part of: [x] Schedule A

[ ] Schedule B & C

## ISSUER DETAILS:

| | |
|---|---|
| **For Quarter Ended:** | **June 30, 2003** |
| **Date of Report:** | **August 28, 2003** |
| **Name of Issuer:** | **Superior Diamonds Inc.** |
| **Issuer's Address:** | **1650-701 West Georgia Street<br>Vancouver, B.C., V7Y 1C6** |
| **Issuer's Fax Number:** | **604-688-5175** |
| **Issuer's Phone Number:** | **604-669-2525** |
| **Contact Person:** | **Parkash K. Athwal** |
| **Contact's Position:** | **CFO** |
| **Contact Telephone Number:** | **604-669-2525** |

## CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

| John G. Paterson | "John G. Paterson" | August 21, 2003 |
|---|---|---|
| Name of Director | Signed (typed) | Date Signed |
| Thomas W. Beattie | "Thomas W. Beattie" | August 21, 2003 |
| Name of Director | Signed (typed) | Date Signed |



# Superior Diamonds Inc.

Second Quarter Report
For the six months ended June 30, 2003

# to our shareholders

**Superior Diamonds Inc. is exploring for diamonds in the Canadian Shield, where the Company has selected target areas within specific structural domains that are favourable hosts for diamondiferous kimberlites. First phase till sampling over a number of these target areas in the northwestern Shield recovered favourable kimberlite indicator minerals and helped prioritize specific targets. Follow-up detailed airborne magnetic surveys over these target areas further defined specific areas of interest and a second phase of detailed sampling to further define and isolate the best targets was completed during this quarter.**

A new program targeting the western Shield was initiated during the quarter and favourable structural controls defined. Field work during the next two quarters will focus on defining the western Shield targets.

**AEM Diamond Project**
**Western Shield**
The AEM Diamond Project covers some 33,000 square kilometres and results from previous exploration by the Company have defined several key target areas based on kimberlite indicator mineral chemistries and airborne magnetic geophysical signatures. The AEM Project is targeting similar structural environments to those hosting the Attawapiskat diamondiferous kimberlite cluster which is presently undergoing a full feasibility study by De Beers.

Interpretation of the Company's airborne magnetic data by independent geophysicists recognized important clusters of circular magnetic anomalies associated with down-ice concentrations of kimberlite indicator minerals in glacial till. During the second quarter a review of all previously acquired data was completed and five areas considered to have the highest potential to host kimberlites of economic interest were selected for further evaluation. The data review consisted of studies of the airborne

geophysical survey results, kimberlite indicator minerals obtained from overburden samples, aerial photographs of the area and transport distance indicators as revealed by various studies.

The follow-up field program in the five areas is expected to be completed by the end of the third quarter. A total of 187 overburden samples have been collected and sent to Overburden Drilling Management Limited for recovery of kimberlite indicator minerals. Results from the sampling program are expected by the end of the third quarter.

**Quebec Project**
**Eastern Shield**

Also during the quarter the Company expanded its activities into the eastern Shield and two areas in Quebec were identified for further study. Structural and geological information as well as the presence of known kimberlites were used to select the new areas. It is anticipated that field work in these areas will commence in the third quarter and continue to year's end.

**John G Paterson**
President

# management's discussion and analysis

## of financial condition and results of operations

For the six months ended June 30, 2003 compared with the six months ended May 31, 2002

**Description of Business**

Superior Diamonds Inc. (the "Company") is a development stage diamond exploration company engaged in the acquisition and exploration of mineral properties in Ontario and Quebec. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol SDX.

On August 29, 2002, the Company completed a business reorganization involving certain mineral claims and related rights held by Aurora Platinum Corp. ("Aurora") by issuing to Aurora an aggregate of 13,150,000 common shares and 550,000 share purchase warrants. Subsequent to the completion of the transaction, the Company changed its fiscal year end date from May 31 to December 31. As a result, the comparative period for the three and six months ended June 30, 2003 will be the three and six months ended May 31, 2002.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result, the comparisons to the interim periods in 2002 in the following discussion and analysis may not be meaningful.

**AEM Diamond Project – Ontario and Quebec**

The AEM Diamond Project covers an area of approximately 33,000 square kilometres in the Canadian Shield within five separate target areas.

An exploration program of extensive initial till sampling and follow-up detailed airborne magnetic surveys was completed in 2002 and a second phase of detailed sampling to further define and isolate the best targets was completed during the current quarter. Results from the sampling program are expected by the end of the third quarter.

A new program targeting the western Shield was initiated during the second quarter and field work during the next two quarters will focus on defining targets in this area.

To date the Company has spent approximately $950,000 on exploration and related acquisition costs.

**General and Administrative**

Consulting and management fees includes $24,000 and $12,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively during the first six months of 2003 pursuant to separate administrative services agreements, $42,751 in fees on account of consulting and management services provided by directors, officers and other consultants and $9,000 in stock based compensation expense resulting from stock options granted to non-employees during the period.

Investor relations expenses of $44,626 and $11,597 for the periods ended June 30, 2003 and May 31, 2002, respectively, includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.

Legal and accounting expenditures of $36,436 for the period ended June 30, 2003 represent audit accruals and costs relating to preparation of tax returns as well as legal costs relating to a proposed business transaction between the Company and Canabrava Diamond Corporation (see "Subsequent Event"). In 2002, a significant portion of the legal costs resulted from the business reorganization involving Superior and Aurora.

Office expense includes approximately $6,000 relating to participation at the Kimberlite Conference in June 2003. Expenditures in 2002 related to the business reorganization.

**Related Party Transactions**

The Company paid $24,136 in consulting fees to companies controlled by a director and an officer of the Company during the six month period ended June 30, 2003.

Aurora was paid $12,000 during the period pursuant to an administrative services agreement. At June 30, 2003, Superior owed $14,492 to Aurora for exploration expenditures. In addition, $24,000 was paid to Southwestern pursuant to a separate administrative services agreement.

**Financial Condition, Liquidity and Capital Resources**

The Company's working capital position at June 30, 2003 was $621,879 compared to $1,144,831 as at December 31, 2002.

The decrease of approximately $523,000 in working capital reflects $362,000 on acquisition and exploration expenditures ($483,000 on a cash basis) and $162,000 in operating costs. Proceeds of $1,250 were received from the exercise of warrants.

The Company's working capital is sufficient to fund near term exploration work and operating expenditures. However, the Company will require additional working capital in order to finance further property acquisitions and exploration work.

**Risks and Uncertainties**

The business of diamond exploration involves a high degree of risk. Few properties that are explored are ultimately developed. At present, none of the Company's properties has a known diamondiferous kimberlite of economic value. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

**Integrity of Disclosure**

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

**Subsequent Event**

On June 2, 2003, the Company announced that it had entered into discussions with Canabrava Diamond Corporation regarding a proposed business combination, by way of a Plan of Arrangement. Management of the two companies believe that the creation of a larger diamond exploration company with similar geographic areas of interest would be beneficial to both companies and achieve economies of scale.

Any agreed transaction will be subject to approval by shareholders and all other regulatory authorities.

# balance sheets

| Unaudited | June 30, 2003 | December 31, 2002 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 650,328 | $ 1,281,180 |
| Exploration advances and other receivables | 52,695 | 41,595 |
| | 703,023 | 1,322,775 |
| Resource properties (note 2) | 956,471 | 594,343 |
| | $ 1,659,494 | $ 1,917,118 |
| **Liabilities** | | |
| Current | | |
| Accounts payable and accrued charges | $ 66,652 | $ 36,744 |
| Due to parent company (note 4) | 14,492 | 141,200 |
| | 81,144 | 177,944 |
| **Shareholders' Equity** | | |
| Share capital (note 3) | 8,364,355 | 8,363,105 |
| Contributed surplus | 161,854 | 152,854 |
| Deficit | (6,947,859) | (6,776,785) |
| | 1,578,350 | 1,739,174 |
| | $ 1,659,494 | $ 1,917,118 |

See accompanying notes to financial statements

Approved by the Board

John G Paterson

Thomas W Beattie

# statements of loss and deficit

| Unaudited | Three months ended June 30, 2003 | Three months ended May 31, 2002 | Six months ended June 30, 2003 | Six months ended May 31, 2002 |
|---|---|---|---|---|
| **Expenses** | | | | |
| Consulting and management fees | $ 49,165 | $ 2,218 | $ 87,751 | $ 2,218 |
| Capital assets written off | – | 444 | – | 444 |
| Investor relations | 24,120 | 6,949 | 44,626 | 11,598 |
| Legal and accounting | 23,043 | 18,904 | 36,436 | 38,225 |
| Office expense | 5,383 | 27,735 | 13,578 | 30,067 |
| Resource property costs written off | – | 2 | – | 2 |
| Travel | – | – | 1,456 | – |
| Loss before undernoted items | (101,711) | (56,252) | (183,847) | (82,554) |
| Interest | 5,581 | 220 | 12,773 | 220 |
| Settlement of accounts payable | – | 20,681 | – | 20,681 |
| Net loss for the period | (96,130) | (35,351) | (171,074) | (61,653) |
| Deficit at beginning of period | (6,851,729) | (6,352,961) | (6,776,785) | (6,326,659) |
| Deficit at end of period | $ (6,947,859) | $ (6,388,312) | $ (6,947,859) | $ (6,388,312) |
| Loss per share | $ 0.00 | $ (0.01) | $ (0.01) | $ (0.01) |
| Weighted-average number of shares outstanding | 24,092,688 | 3,695,401 | 24,090,744 | 3,695,401 |

See accompanying notes to financial statements

# statements of cash flows

| Unaudited | Three months ended June 30, 2003 | Three months ended May 31, 2002 | Six months ended June 30, 2003 | Six months ended May 31, 2002 |
|---|---|---|---|---|
| **Operating Activities** | | | | |
| Net loss for the period | $ (96,130) | $ (35,351) | $ (171,074) | $ (61,653) |
| Stock based compensation | 9,000 | – | 9,000 | – |
| Settlement of accounts payable | – | (20,681) | – | (20,681) |
| Capital assets written off | – | 444 | – | 444 |
| Resource property costs written off | – | 2 | – | 2 |
| | (87,130) | (55,586) | (162,074) | (81,888) |
| Change in non-cash operating working capital items | | | | |
| (Increase) decrease in exploration advances and other receivables | (9,986) | (1,128) | 7,545 | (1,136) |
| Increase (decrease) in accounts payable and accrued charges | 8,794 | (28,546) | 5,457 | (28,569) |
| | (88,322) | (85,260) | (149,072) | (111,593) |
| **Investing Activity** | | | | |
| Resource property expenditures | (96,983) | – | (483,030) | – |
| **Financing Activity** | | | | |
| Shares issued | – | – | 1,250 | – |
| Decrease in cash and cash equivalents during the period | (185,305) | (85,260) | (630,852) | (111,593) |
| Cash and cash equivalents at beginning of period | 835,633 | 118,677 | 1,281,180 | 145,010 |
| Cash and cash equivalents at end of period | $ 650,328 | $ 33,417 | $ 650,328 | $ 33,417 |
| Cash and cash equivalents consist of: | | | | |
| Cash | 51,912 | 33,417 | 51,912 | 33,417 |
| Short-term investments | 598,416 | – | 598,416 | – |
| Cash and cash equivalents at end of period | $ 650,328 | $ 33,417 | $ 650,328 | $ 33,417 |

See accompanying notes to financial statements

# notes to financial statements

Unaudited
Six months ended June 30, 2003 and May 31, 2002

**1. Significant Accounting Policies**

a) These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

b) Due to the change in the fiscal year end date from May 31 to December 31, the comparative period for the six month period ended June 30 is the six month period ended May 31.

**2. Resource Properties**

For the six month period ended June 30, 2003:

| | AEM Diamond Project |
|---|---|
| Balance, beginning of period | $ 594,343 |
| Claims acquisition, assessment and maintenance | 134,478 |
| Analytical | 35,600 |
| Geophysics | 11,995 |
| Geology | 163,999 |
| Research | 1,051 |
| Project administration | 15,005 |
| Balance, end of period | $ 956,471 |

The AEM Diamond Project was created as a result of the mineral claims acquired from Aurora Platinum Corp. ("Aurora") in August 2002 pursuant to the reverse-takeover transaction.

## 3. Share Capital

a) During the six months ended June 30, 2003 and May 31, 2002, changes in issued share capital were as follows:

| | For the six month period ended June 30, 2003 | | For the six month period ended May 31, 2002 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Issued at beginning of period | 24,087,688 | $ 8,363,105 | 3,695,401 | $ 6,393,843 |
| Issued upon exercise of warrants | 5,000 | 1,250 | – | – |
| Issued at end of period | 24,092,688 | $ 8,364,355 | 3,695,401 | $ 6,393,843 |

b) Stock Options

At June 30, 2003, there were 3,130,000 stock options outstanding and exercisable under the Company's stock option plan:

| | June 30, 2003 | | May 31, 2002 | |
|---|---|---|---|---|
| | Number of Shares | Weighted-Average Exercise Price | Number of Shares | Weighted-Average Exercise Price |
| Outstanding at beginning of period | 3,030,000 | $ 0.25 | 154,000 | $ 0.19 |
| Granted | 100,000 | $ 0.20 | – | $ – |
| Exercised or cancelled | – | $ – | (59,750) | $ 0.20 |
| Outstanding and exercisable at end of period | 3,130,000 | $ 0.25 | 94,250 | $ 0.19 |

The following table summarizes information regarding stock options outstanding and exercisable at June 30, 2003:

| Number of Shares | Exercise Price Range | Weighted-Average Remaining Years of Contractual Life |
|---|---|---|
| 3,000,000 | $0.25 | 4.1 |
| 30,000 | $0.40 | 4.1 |
| 100,000 | $0.20 | 4.8 |
| 3,130,000 | $0.25 | 4.1 |

c) As a result of stock options granted to non-employees during the six month period ended June 30, 2003, the Company recognized $9,000 in stock based compensation expense under consulting and management fees and included this amount in contributed surplus.

d) As at June 30, 2003, there were 3,802,143 warrants issued and outstanding:

| Date Issued | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| August 29, 2002 | 2,000,000 | $0.50 | August 29, 2003 |
| August 29,2002 | 395,000 | $0.25 | August 29, 2003 |
| August 29, 2002 | 550,000 | $0.25 | August 29, 2004 |
| December 31, 2002 | 714,286 | $0.60 | December 31, 2003 |
| December 31, 2002 | 142,857 | $0.40 | December 31, 2003 |

No carrying values have been assigned to the warrants.

**4. Related Party Transactions**

Fees amounting to $24,136 were paid on account of consulting and management services provided by directors and officers. Amounts paid to Aurora under the terms of an administrative services agreement totaled $12,000. As at June 30, 2003, there was an amount of $14,492 due to Aurora. In addition, there were fees of $24,000 paid to Southwestern Resources Corp. under the terms of a separate administrative services agreement.

**5. Subsequent Event**

On June 2, 2003, the Company announced that it had entered into discussions with Canabrava Diamond Corporation regarding a proposed business combination, by way of a Plan of Arrangement. Management of the two companies believe that the creation of a larger diamond exploration company with similar geographic areas of interest would be beneficial to both companies and achieve economies of scale.

Any agreed transaction will be subject to approval by shareholders and all other regulatory authorities .

**Superior Diamonds Inc.**
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 806 0667
Fax 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

# FORM 51-901F

## QUARTERLY REPORT

**Incorporated as part of:** [ ] Schedule A

[X] Schedule B & C

## ISSUER DETAILS:

| | |
|---|---|
| **For Quarter Ended:** | **June 30, 2003** |
| **Date of Report:** | **August 28, 2003** |
| **Name of Issuer:** | **Superior Diamonds Inc.** |
| **Issuer's Address:** | **1650-701 West Georgia Street<br>Vancouver, B.C., V7Y 1C6** |
| **Issuer's Fax Number:** | **604-688-5175** |
| **Issuer's Phone Number:** | **604-669-2525** |
| **Contact Person:** | **Parkash K. Athwal** |
| **Contact's Position:** | **CFO** |
| **Contact Telephone Number:** | **604-669-2525** |



## CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

| Name of Director | Signed (typed) | Date Signed |
|---|---|---|
| John G. Paterson | "John G. Paterson" | August 21, 2003 |
| Thomas W. Beattie | "Thomas W. Beattie" | August 21, 2003 |





# Superior Diamonds Inc.

Second Quarter Report
For the six months ended June 30, 2003

# to our shareholders

**Superior Diamonds Inc. is exploring for diamonds in the Canadian Shield, where the Company has selected target areas within specific structural domains that are favourable hosts for diamondiferous kimberlites. First phase till sampling over a number of these target areas in the northwestern Shield recovered favourable kimberlite indicator minerals and helped prioritize specific targets. Follow-up detailed airborne magnetic surveys over these target areas further defined specific areas of interest and a second phase of detailed sampling to further define and isolate the best targets was completed during this quarter.**

A new program targeting the western Shield was initiated during the quarter and favourable structural controls defined. Field work during the next two quarters will focus on defining the western Shield targets.

**AEM Diamond Project**
**Western Shield**

The AEM Diamond Project covers some 33,000 square kilometres and results from previous exploration by the Company have defined several key target areas based on kimberlite indicator mineral chemistries and airborne magnetic geophysical signatures. The AEM Project is targeting similar structural environments to those hosting the Attawapiskat diamondiferous kimberlite cluster which is presently undergoing a full feasibility study by De Beers.

Interpretation of the Company's airborne magnetic data by independent geophysicists recognized important clusters of circular magnetic anomalies associated with down-ice concentrations of kimberlite indicator minerals in glacial till. During the second quarter a review of all previously acquired data was completed and five areas considered to have the highest potential to host kimberlites of economic interest were selected for further evaluation. The data review consisted of studies of the airborne

geophysical survey results, kimberlite indicator minerals obtained from overburden samples, aerial photographs of the area and transport distance indicators as revealed by various studies.

The follow-up field program in the five areas is expected to be completed by the end of the third quarter. A total of 187 overburden samples have been collected and sent to Overburden Drilling Management Limited for recovery of kimberlite indicator minerals. Results from the sampling program are expected by the end of the third quarter.

**Quebec Project**
**Eastern Shield**

Also during the quarter the Company expanded its activities into the eastern Shield and two areas in Quebec were identified for further study. Structural and geological information as well as the presence of known kimberlites were used to select the new areas. It is anticipated that field work in these areas will commence in the third quarter and continue to year's end.

**John G Paterson**
President

# management's discussion and analysis

## of financial condition and results of operations

For the six months ended June 30, 2003 compared with the six months ended May 31, 2002

**Description of Business**

Superior Diamonds Inc. (the "Company") is a development stage diamond exploration company engaged in the acquisition and exploration of mineral properties in Ontario and Quebec. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol SDX.

On August 29, 2002, the Company completed a business reorganization involving certain mineral claims and related rights held by Aurora Platinum Corp. ("Aurora") by issuing to Aurora an aggregate of 13,150,000 common shares and 550,000 share purchase warrants. Subsequent to the completion of the transaction, the Company changed its fiscal year end date from May 31 to December 31. As a result, the comparative period for the three and six months ended June 30, 2003 will be the three and six months ended May 31, 2002.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result, the comparisons to the interim periods in 2002 in the following discussion and analysis may not be meaningful.

**AEM Diamond Project – Ontario and Quebec**

The AEM Diamond Project covers an area of approximately 33,000 square kilometres in the Canadian Shield within five separate target areas.

An exploration program of extensive initial till sampling and follow-up detailed airborne magnetic surveys was completed in 2002 and a second phase of detailed sampling to further define and isolate the best targets was completed during the current quarter. Results from the sampling program are expected by the end of the third quarter.

A new program targeting the western Shield was initiated during the second quarter and field work during the next two quarters will focus on defining targets in this area.

To date the Company has spent approximately $950,000 on exploration and related acquisition costs.

**General and Administrative**

Consulting and management fees includes $24,000 and $12,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively during the first six months of 2003 pursuant to separate administrative services agreements, $42,751 in fees on account of consulting and management services provided by directors, officers and other consultants and $9,000 in stock based compensation expense resulting from stock options granted to non-employees during the period.

Investor relations expenses of $44,626 and $11,597 for the periods ended June 30, 2003 and May 31, 2002, respectively, includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.

Legal and accounting expenditures of $36,436 for the period ended June 30, 2003 represent audit accruals and costs relating to preparation of tax returns as well as legal costs relating to a proposed business transaction between the Company and Canabrava Diamond Corporation (see "Subsequent Event"). In 2002, a significant portion of the legal costs resulted from the business reorganization involving Superior and Aurora.

Office expense includes approximately $6,000 relating to participation at the Kimberlite Conference in June 2003. Expenditures in 2002 related to the business reorganization.

**Related Party Transactions**

The Company paid $24,136 in consulting fees to companies controlled by a director and an officer of the Company during the six month period ended June 30, 2003.

Aurora was paid $12,000 during the period pursuant to an administrative services agreement. At June 30, 2003, Superior owed $14,492 to Aurora for exploration expenditures. In addition, $24,000 was paid to Southwestern pursuant to a separate administrative services agreement.

**Financial Condition, Liquidity and Capital Resources**

The Company's working capital position at June 30, 2003 was $621,879 compared to $1,144,831 as at December 31, 2002.

The decrease of approximately $523,000 in working capital reflects $362,000 on acquisition and exploration expenditures ($483,000 on a cash basis) and $162,000 in operating costs. Proceeds of $1,250 were received from the exercise of warrants.

The Company's working capital is sufficient to fund near term exploration work and operating expenditures. However, the Company will require additional working capital in order to finance further property acquisitions and exploration work.

**Risks and Uncertainties**

The business of diamond exploration involves a high degree of risk. Few properties that are explored are ultimately developed. At present, none of the Company's properties has a known diamondiferous kimberlite of economic value. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

**Integrity of Disclosure**

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

**Subsequent Event**

On June 2, 2003, the Company announced that it had entered into discussions with Canabrava Diamond Corporation regarding a proposed business combination, by way of a Plan of Arrangement. Management of the two companies believe that the creation of a larger diamond exploration company with similar geographic areas of interest would be beneficial to both companies and achieve economies of scale.

Any agreed transaction will be subject to approval by shareholders and all other regulatory authorities.

# balance sheets

Unaudited

| | June 30, 2003 | December 31, 2002 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 650,328 | $ 1,281,180 |
| Exploration advances and other receivables | 52,695 | 41,595 |
| | 703,023 | 1,322,775 |
| Resource properties (note 2) | 956,471 | 594,343 |
| | $ 1,659,494 | $ 1,917,118 |
| **Liabilities** | | |
| Current | | |
| Accounts payable and accrued charges | $ 66,652 | $ 36,744 |
| Due to parent company (note 4) | 14,492 | 141,200 |
| | 81,144 | 177,944 |
| **Shareholders' Equity** | | |
| Share capital (note 3) | 8,364,355 | 8,363,105 |
| Contributed surplus | 161,854 | 152,854 |
| Deficit | (6,947,859) | (6,776,785) |
| | 1,578,350 | 1,739,174 |
| | $ 1,659,494 | $ 1,917,118 |

See accompanying notes to financial statements

Approved by the Board

John G Paterson

Thomas W Beattie

# statements of loss and deficit

| Unaudited | Three months ended June 30, 2003 | Three months ended May 31, 2002 | Six months ended June 30, 2003 | Six months ended May 31, 2002 |
|---|---|---|---|---|
| **Expenses** | | | | |
| Consulting and management fees | $ 49,165 | $ 2,218 | $ 87,751 | $ 2,218 |
| Capital assets written off | – | 444 | – | 444 |
| Investor relations | 24,120 | 6,949 | 44,626 | 11,598 |
| Legal and accounting | 23,043 | 18,904 | 36,436 | 38,225 |
| Office expense | 5,383 | 27,735 | 13,578 | 30,067 |
| Resource property costs written off | – | 2 | – | 2 |
| Travel | – | – | 1,456 | – |
| Loss before undernoted items | (101,711) | (56,252) | (183,847) | (82,554) |
| Interest | 5,581 | 220 | 12,773 | 220 |
| Settlement of accounts payable | – | 20,681 | – | 20,681 |
| Net loss for the period | (96,130) | (35,351) | (171,074) | (61,653) |
| Deficit at beginning of period | (6,851,729) | (6,352,961) | (6,776,785) | (6,326,659) |
| Deficit at end of period | $ (6,947,859) | $ (6,388,312) | $ (6,947,859) | $ (6,388,312) |
| Loss per share | $ 0.00 | $ (0.01) | $ (0.01) | $ (0.01) |
| Weighted-average number of shares outstanding | 24,092,688 | 3,695,401 | 24,090,744 | 3,695,401 |

See accompanying notes to financial statements

# statements of cash flows

| Unaudited | Three months ended June 30, 2003 | Three months ended May 31, 2002 | Six months ended June 30, 2003 | Six months ended May 31, 2002 |
|---|---|---|---|---|
| **Operating Activities** | | | | |
| Net loss for the period | $ (96,130) | $ (35,351) | $ (171,074) | $ (61,653) |
| Stock based compensation | 9,000 | – | 9,000 | – |
| Settlement of accounts payable | – | (20,681) | – | (20,681) |
| Capital assets written off | – | 444 | – | 444 |
| Resource property costs written off | – | 2 | – | 2 |
| | (87,130) | (55,586) | (162,074) | (81,888) |
| Change in non-cash operating working capital items | | | | |
| (Increase) decrease in exploration advances and other receivables | (9,986) | (1,128) | 7,545 | (1,136) |
| Increase (decrease) in accounts payable and accrued charges | 8,794 | (28,546) | 5,457 | (28,569) |
| | (88,322) | (85,260) | (149,072) | (111,593) |
| **Investing Activity** | | | | |
| Resource property expenditures | (96,983) | – | (483,030) | – |
| **Financing Activity** | | | | |
| Shares issued | | – | 1,250 | – |
| Decrease in cash and cash equivalents during the period | (185,305) | (85,260) | (630,852) | (111,593) |
| Cash and cash equivalents at beginning of period | 835,633 | 118,677 | 1,281,180 | 145,010 |
| Cash and cash equivalents at end of period | $ 650,328 | $ 33,417 | $ 650,328 | $ 33,417 |
| Cash and cash equivalents consist of: | | | | |
| Cash | 51,912 | 33,417 | 51,912 | 33,417 |
| Short-term investments | 598,416 | – | 598,416 | – |
| Cash and cash equivalents at end of period | $ 650,328 | $ 33,417 | $ 650,328 | $ 33,417 |

See accompanying notes to financial statements

# notes to financial statements

Unaudited
Six months ended June 30, 2003 and May 31, 2002

**1. Significant Accounting Policies**

a) These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

b) Due to the change in the fiscal year end date from May 31 to December 31, the comparative period for the six month period ended June 30 is the six month period ended May 31.

**2. Resource Properties**

For the six month period ended June 30, 2003:

| | AEM Diamond Project |
|---|---|
| Balance, beginning of period | $ 594,343 |
| Claims acquisition, assessment and maintenance | 134,478 |
| Analytical | 35,600 |
| Geophysics | 11,995 |
| Geology | 163,999 |
| Research | 1,051 |
| Project administration | 15,005 |
| Balance, end of period | $ 956,471 |

The AEM Diamond Project was created as a result of the mineral claims acquired from Aurora Platinum Corp. ("Aurora") in August 2002 pursuant to the reverse-takeover transaction.

**3. Share Capital**

a) During the six months ended June 30, 2003 and May 31, 2002, changes in issued share capital were as follows:

| | For the six month period ended June 30, 2003 | | For the six month period ended May 31, 2002 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Issued at beginning of period | 24,087,688 | $ 8,363,105 | 3,695,401 | $ 6,393,843 |
| Issued upon exercise of warrants | 5,000 | 1,250 | – | – |
| Issued at end of period | 24,092,688 | $ 8,364,355 | 3,695,401 | $ 6,393,843 |

b) Stock Options

At June 30, 2003, there were 3,130,000 stock options outstanding and exercisable under the Company's stock option plan:

| | June 30, 2003 | | May 31, 2002 | |
|---|---|---|---|---|
| | Number of Shares | Weighted-Average Exercise Price | Number of Shares | Weighted-Average Exercise Price |
| Outstanding at beginning of period | 3,030,000 | $ 0.25 | 154,000 | $ 0.19 |
| Granted | 100,000 | $ 0.20 | – | $ – |
| Exercised or cancelled | – | $ – | (59,750) | $ 0.20 |
| Outstanding and exercisable at end of period | 3,130,000 | $ 0.25 | 94,250 | $ 0.19 |

The following table summarizes information regarding stock options outstanding and exercisable at June 30, 2003:

| Number of Shares | Exercise Price Range | Weighted-Average Remaining Years of Contractual Life |
|---|---|---|
| 3,000,000 | $0.25 | 4.1 |
| 30,000 | $0.40 | 4.1 |
| 100,000 | $0.20 | 4.8 |
| 3,130,000 | $0.25 | 4.1 |

c) As a result of stock options granted to non-employees during the six month period ended June 30, 2003, the Company recognized $9,000 in stock based compensation expense under consulting and management fees and included this amount in contributed surplus.

d) As at June 30, 2003, there were 3,802,143 warrants issued and outstanding:

| Date Issued | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| August 29, 2002 | 2,000,000 | $0.50 | August 29, 2003 |
| August 29,2002 | 395,000 | $0.25 | August 29, 2003 |
| August 29, 2002 | 550,000 | $0.25 | August 29, 2004 |
| December 31, 2002 | 714,286 | $0.60 | December 31, 2003 |
| December 31, 2002 | 142,857 | $0.40 | December 31, 2003 |

No carrying values have been assigned to the warrants.

**4. Related Party Transactions**

Fees amounting to $24,136 were paid on account of consulting and management services provided by directors and officers. Amounts paid to Aurora under the terms of an administrative services agreement totaled $12,000. As at June 30, 2003, there was an amount of $14,492 due to Aurora. In addition, there were fees of $24,000 paid to Southwestern Resources Corp. under the terms of a separate administrative services agreement.

**5. Subsequent Event**

On June 2, 2003, the Company announced that it had entered into discussions with Canabrava Diamond Corporation regarding a proposed business combination, by way of a Plan of Arrangement. Management of the two companies believe that the creation of a larger diamond exploration company with similar geographic areas of interest would be beneficial to both companies and achieve economies of scale.

Any agreed transaction will be subject to approval by shareholders and all other regulatory authorities .

**Superior Diamonds Inc.**
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 806 0667
Fax 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

Computershare

**Computershare Trust Company of Canada**
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

May 28, 2003

To All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: Superior Diamonds Inc.

We confirm that the following material was sent by pre-paid mail on May 28, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. First Quarter Report for the three months ended March 31, 2003 including Report to Shareholders / Management's Discussion and Analysis / Consolidated Financial Statements for the three months ended March 31, 2003 and February 28, 2002 (Unaudited)
2. Quarterly and Year End Report BC Form 51-901F for the quarter ended March 31, 2003 / Schedule B : Supplementary Information

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

# FORM 51-901F

## QUARTERLY REPORT

**Incorporated as part of:** [X] **Schedule A**

[ ] **Schedule B & C**

## ISSUER DETAILS:

| | |
|---|---|
| **For Quarter Ended:** | **March 31, 2003** |
| **Date of Report:** | **May 28, 2003** |
| **Name of Issuer:** | **Superior Diamonds Inc.** |
| **Issuer's Address:** | **1650-701 West Georgia Street<br>Vancouver, B.C., V7Y 1C6** |
| **Issuer's Fax Number:** | **604-688-5175** |
| **Issuer's Phone Number:** | **604-669-2525** |
| **Contact Person:** | **Parkash K. Athwal** |
| **Contact's Position:** | **CFO** |
| **Contact Telephone Number:** | **604-669-2525** |

03 OCT 31 AM 7:21

## CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

| Name of Director | Signed (typed) | Date Signed |
|---|---|---|
| John G. Paterson | "John G. Paterson" | May 28, 2003 |
| Thomas W. Beattie | "Thomas W. Beattie" | May 28, 2003 |



# Superior Diamonds Inc.

**First Quarter Report**
**For the three months ended March 31, 2003**

# to our shareholders

**Superior Diamonds Inc. is exploring for diamondiferous kimberlites in northwestern Ontario. The Company has selected target areas within specific structural domains that are known to host diamondiferous kimberlites. A high-resolution (150 metres) geophysical survey was completed and claims staked over 103 targets selected from the survey. All acquired geophysical targets are up-ice of glacial material from which kimberlitic indicators have been recovered. Some diamond inclusion composition indicators are present in these samples.**

A review of all data accumulated during the 2002 field season has been completed and indicator mineral morphologies strongly suggest proximal kimberlite sources.

The airborne survey defined specific circular magnetic targets associated with structural features. Several areas contain clusters of anomalies typical of kimberlites. Exploration work in the second and third quarters will concentrate on evaluation of these magnetic anomalies, including collection of large glacial overburden samples which will provide more representative indicator mineral populations. This work is specifically designed to prioritize drill targets.

**AEM Diamond Project**

The AEM Diamond Project in northern Ontario covers 33,000 square kilometres within three separate target areas. These areas are underlain by stable Archean Craton ideal for hosting diamondiferous kimberlites.

An extensive till sampling program completed in 2002 has confirmed the presence of kimberlite indicator minerals close to their source. These indicator minerals include pristine chrome diopside and kimberlitic olivine. Both of these minerals do not

persist in the secondary environment and are rapidly broken down near their source.

The presence of abundant kimberlitic indicators with proximal surface features down-ice of clusters of magnetic anomalies strengthens the interpretation of the airborne targets as kimberlites. A total of 103 targets has been acquired by Superior. The high-resolution airborne survey (150 metres) permits better target definition and has shown the presence of anomaly clusters typical of kimberlites.

Based on the till sample and airborne results the AEM Diamond Project has been divided into several target blocks with variable priorities. Three areas, namely Winisk, Peeagwon and Kelly, have been selected as priority targets and future exploration will concentrate on drill target definition within these blocks. The Winisk block has several clusters of magnetic anomalies associated with down-ice kimberlite indicator minerals with diamond inclusion compositions. All three areas contain structurally controlled clusters of circular magnetic anomalies.

In order to evaluate these three priority target blocks, the Company will be implementing a program of grid till sampling near the magnetic anomalies to collect larger populations of kimberlite indicator minerals. The circular anomalies will be accurately located using ground geophysical surveys. Results of this program, expected to commence in June 2003, will be used to prioritize drill testing of the various target areas.

**John G Paterson**
President

# management's discussion and analysis

## of financial condition and results of operations

For the three months ended March 31, 2003 compared with the three months ended February 28, 2002

**Description of Business**

The Company was originally incorporated in the Province of British Columbia by registration of its Memorandum and Articles on September 13, 1985, and was continued into the Yukon Territory under the Business Corporations Act (Yukon) in 1997. On August 29, 2002, the Company completed a business reorganization and changed its name to Superior Diamonds Inc.

Superior Diamonds Inc. (the "Company") is a development stage mineral exploration company engaged in the identification, acquisition, evaluation, exploration and development of diamond properties in northwestern Ontario.

**Overview**

On August 29, 2002, the Company completed a business reorganization involving certain mineral claims and related rights held by Aurora Platinum Corp. ("Aurora") by issuing to Aurora an aggregate of 13,150,000 common shares and 550,000 share purchase warrants. Upon completion of the reorganization the Company changed its name to Superior Diamonds Inc.

The Company changed its fiscal year end date from May 31 to December 31. As a result, the comparative period for the three months ended March 31, 2003 will be the three months ended February 28, 2002.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result, the comparisons to the interim three month period in 2002 in the discussion and analysis below may not be meaningful.

The focus of exploration during the period ended March 31, 2003 was on a staking program in the Lansdowne House area of northwestern Ontario. The staking program was based on the evaluation of data from high-sensitivity airborne surveys and heavy mineral data derived from overburden sampling during prior field programs.

**Results of Operations**

Net loss for the three months ended March 31, 2003 was $74,944 or $0.00 per share compared to a net loss of $26,304 or $0.01 per share for the three months ended February 28, 2002. The loss pertains mainly to increased consulting and management fees and office and investor relations expenditures as the Company was significantly more active than it was during the same period in 2002.

Consulting and management fees includes $12,000 and $6,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively during the first three months of 2003 pursuant to separate administrative services agreements, and $20,586 in fees on account of consulting and management services provided by directors, officers and other consultants.

Investor relations expense of $20,506 and $4,648 for the periods ending March 31, 2003 and February 28, 2002 respectively includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.

**Financial Condition, Liquidity and Capital Resources**

The value of resource properties increased by $261,164 during the three month period ended March 31, 2003 mainly as a result of claim staking and geological work on the AEM Diamond Project.

The Company's working capital position at March 31, 2003 was $809,973 compared to $1,144,831 as at December 31, 2002.

The decrease of approximately $335,000 in working capital resulted from $261,000 on acquisition and exploration expenditures ($386,000 on a cash basis) and $75,000 in operating costs. Proceeds of $1,250 were received from the exercise of warrants.

**Risks and Uncertainties**

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

**Outlook**

In management's view the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, and undertake exploration and development of its diamond properties.

# balance sheets

| Unaudited | March 31, 2003 | December 31, 2002 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 835,633 | $ 1,281,180 |
| Exploration advances and other receivables | 24,064 | 41,595 |
| | 859,697 | 1,322,775 |
| Resource properties (note 2) | 855,507 | 594,343 |
| | $ 1,715,204 | $ 1,917,118 |
| **Liabilities** | | |
| Current | | |
| Accounts payable and accrued charges | $ 34,918 | $ 36,744 |
| Due to parent company (note 4) | 14,806 | 141,200 |
| | 49,724 | 177,944 |
| **Shareholders' Equity** | | |
| Share capital (note 3) | 8,364,355 | 8,363,105 |
| Contributed surplus | 152,854 | 152,854 |
| Deficit | (6,851,729) | (6,776,785) |
| | 1,665,480 | 1,739,174 |
| | $ 1,715,204 | $ 1,917,118 |

See accompanying notes to financial statements

Approved by the Board

John G Paterson

Thomas W Beattie

# statements of loss and deficit

Unaudited
Three months ended

| | March 31, 2003 | February 28, 2002 |
|---|---|---|
| **Expenses** | | |
| Consulting and management fees | $ 38,586 | $ – |
| Investor relations | 20,506 | 4,648 |
| Legal and accounting | 13,393 | 19,321 |
| Office expense | 8,195 | 2,334 |
| Travel | 1,456 | – |
| Loss before undernoted item | (82,136) | (26,304) |
| Interest | 7,192 | – |
| Net loss for the period | (74,944) | (26,304) |
| Deficit at beginning of period | (6,776,785) | (6,326,659) |
| Deficit at end of period | $ (6,851,729) | $ (6,352,963) |
| Loss per share | $ 0.00 | $ (0.01) |
| Weighted average number of shares outstanding | 24,088,799 | 3,695,401 |

*See accompanying notes to financial statements*

# statements of cash flows

Unaudited
Three months ended

| | March 31, 2003 | February 28, 2002 |
|---|---|---|
| **Operating Activities** | | |
| Net loss for the period | $ (74,944) | $ (26,304) |
| Change in non-cash operating working capital items | | |
| Decrease in exploration advances and other receivables | 17,531 | 1,167 |
| Decrease in accounts payable and accrued charges | (3,337) | (1,196) |
| | (60,750) | (26,333) |
| **Investing Activity** | | |
| Resource property expenditures | (386,047) | – |
| **Financing Activity** | | |
| Shares issued | 1,250 | – |
| Decrease in cash and cash equivalents during the period | (445,547) | (26,333) |
| Cash and cash equivalents at beginning of period | 1,281,180 | 145,010 |
| Cash and cash equivalents at end of period | $ 835,633 | $ 118,678 |
| Cash and cash equivalents consist of: | | |
| Cash | 37,697 | 118,678 |
| Short-term investments | 797,936 | – |
| Cash and cash equivalents at end of period | $ 835,633 | $ 118,678 |

See accompanying notes to financial statements

# notes to financial statements

Unaudited
March 31, 2003 and February 28, 2002

**1. Significant Accounting Policies**

a) These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

b) Due to the change in accounting period from May 31 to December 31, the comparative period for the three month period ended March 31 is the three month period ended February 28.

**2. Resource Properties**

For the three month period ended March 31, 2003:

| | AEM Diamond Project |
|---|---|
| Balance, beginning of period | $ 594,343 |
| Claims acquisition, assessment and maintenance | 134,478 |
| Analytical | 32,987 |
| Geophysics | 6,418 |
| Geology | 74,229 |
| Research | 1,051 |
| Project administration | 12,001 |
| Balance, end of period | $ 855,507 |

The AEM Diamond Project was created as a result of the mineral claims acquired from Aurora Platinum Corp. in August 2002 pursuant to the reverse-takeover transaction.

There were no resource property expenditures incurred during the three month period ended February 28, 2002.

**3. Share Capital**

a) During the three months ended March 31, 2003 and February 28, 2002, changes in issued share capital were as follows:

| | For the three month period ended March 31, 2003 | | For the three month period ended February 28, 2002 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Issued at beginning of period | 24,087,688 | $ 8,363,105 | 3,695,401 | $ 6,393,843 |
| Issued upon exercise of warrants | 5,000 | 1,250 | – | – |
| Issued at end of period | 24,092,688 | $ 8,364,355 | 3,695,401 | $ 6,393,843 |

b) Stock Options

At March 31, 2003, there were 3,030,000 stock options outstanding and exercisable under the Company's stock option plan with a weighted average exercise price of $0.25 and a weighted average contractual life of 4.3 years

There are 3,000,000 stock options expiring on August 28, 2007, and 30,000 stock options expiring on September 1, 2007.

c) As at March 31, 2003, there were 3,802,143 warrants issued and outstanding.

| Date Issued | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| August 29, 2002 | 2,000,000 | $0.50 | August 29, 2003 |
| August 29,2002 | 395,000 | $0.25 | August 29, 2003 |
| August 29, 2002 | 550,000 | $0.25 | August 29, 2004 |
| December 31, 2002 | 714,286 | $0.60 | December 31, 2003 |
| December 31, 2002 | 142,857 | $0.40 | December 31, 2003 |

No carrying values have been assigned to the warrants.

### 4. Related Party Transactions

Fees amounting to $15,625 (2002 – $2,160) were paid on account of consulting and management services provided by directors and officers. Amounts paid to Aurora under the terms of an administrative services agreement totaled $6,000. As at March 31, 2003, there was an amount of $14,806 due to Aurora. In addition, there were fees of $12,000 paid to Southwestern Resources Corp under the terms of a separate administrative services agreement.

**Superior Diamonds Inc.**
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 806 0667
Fax 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

# FORM 51-901F

## QUARTERLY REPORT

| | | |
|---|---|---|
| Incorporated as part of: | [ ] | Schedule A |
| | [X] | Schedule B & C |

03 OCT 31 AM 7:21

## ISSUER DETAILS:

| | |
|---|---|
| For Quarter Ended: | March 31, 2003 |
| Date of Report: | May 28, 2003 |
| Name of Issuer: | Superior Diamonds Inc. |
| Issuer's Address: | 1650-701 West Georgia Street<br>Vancouver, B.C., V7Y 1C6 |
| Issuer's Fax Number: | 604-688-5175 |
| Issuer's Phone Number: | 604-669-2525 |
| Contact Person: | Parkash K. Athwal |
| Contact's Position: | CFO |
| Contact Telephone Number: | 604-669-2525 |

## CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

| | | |
|---|---|---|
| John G. Paterson | "John G. Paterson" | May 28, 2003 |
| Name of Director | Signed (typed) | Date Signed |
| Thomas W. Beattie | "Thomas W. Beattie" | May 28, 2003 |
| Name of Director | Signed (typed) | Date Signed |



# Superior Diamonds Inc.

First Quarter Report
For the three months ended March 31, 2003

# to our shareholders

**Superior Diamonds Inc. is exploring for diamondiferous kimberlites in northwestern Ontario. The Company has selected target areas within specific structural domains that are known to host diamondiferous kimberlites. A high-resolution (150 metres) geophysical survey was completed and claims staked over 103 targets selected from the survey. All acquired geophysical targets are up-ice of glacial material from which kimberlitic indicators have been recovered. Some diamond inclusion composition indicators are present in these samples.**

A review of all data accumulated during the 2002 field season has been completed and indicator mineral morphologies strongly suggest proximal kimberlite sources.

The airborne survey defined specific circular magnetic targets associated with structural features. Several areas contain clusters of anomalies typical of kimberlites. Exploration work in the second and third quarters will concentrate on evaluation of these magnetic anomalies, including collection of large glacial overburden samples which will provide more representative indicator mineral populations. This work is specifically designed to prioritize drill targets.

**AEM Diamond Project**

The AEM Diamond Project in northern Ontario covers 33,000 square kilometres within three separate target areas. These areas are underlain by stable Archean Craton ideal for hosting diamondiferous kimberlites.

An extensive till sampling program completed in 2002 has confirmed the presence of kimberlite indicator minerals close to their source. These indicator minerals include pristine chrome diopside and kimberlitic olivine. Both of these minerals do not

persist in the secondary environment and are rapidly broken down near their source.

The presence of abundant kimberlitic indicators with proximal surface features down-ice of clusters of magnetic anomalies strengthens the interpretation of the airborne targets as kimberlites. A total of 103 targets has been acquired by Superior. The high-resolution airborne survey (150 metres) permits better target definition and has shown the presence of anomaly clusters typical of kimberlites.

Based on the till sample and airborne results the AEM Diamond Project has been divided into several target blocks with variable priorities. Three areas, namely Winisk, Peeagwon and Kelly, have been selected as priority targets and future exploration will concentrate on drill target definition within these blocks. The Winisk block has several clusters of magnetic anomalies associated with down-ice kimberlite indicator minerals with diamond inclusion compositions. All three areas contain structurally controlled clusters of circular magnetic anomalies.

In order to evaluate these three priority target blocks, the Company will be implementing a program of grid till sampling near the magnetic anomalies to collect larger populations of kimberlite indicator minerals. The circular anomalies will be accurately located using ground geophysical surveys. Results of this program, expected to commence in June 2003, will be used to prioritize drill testing of the various target areas.



**John G Paterson**
President

# management's discussion and analysis

## of financial condition and results of operations

For the three months ended March 31, 2003 compared with the three months ended February 28, 2002

**Description of Business**

The Company was originally incorporated in the Province of British Columbia by registration of its Memorandum and Articles on September 13, 1985, and was continued into the Yukon Territory under the Business Corporations Act (Yukon) in 1997. On August 29, 2002, the Company completed a business reorganization and changed its name to Superior Diamonds Inc.

Superior Diamonds Inc. (the "Company") is a development stage mineral exploration company engaged in the identification, acquisition, evaluation, exploration and development of diamond properties in northwestern Ontario.

**Overview**

On August 29, 2002, the Company completed a business reorganization involving certain mineral claims and related rights held by Aurora Platinum Corp. ("Aurora") by issuing to Aurora an aggregate of 13,150,000 common shares and 550,000 share purchase warrants. Upon completion of the reorganization the Company changed its name to Superior Diamonds Inc.

The Company changed its fiscal year end date from May 31 to December 31. As a result, the comparative period for the three months ended March 31, 2003 will be the three months ended February 28, 2002.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result, the comparisons to the interim three month period in 2002 in the discussion and analysis below may not be meaningful.

The focus of exploration during the period ended March 31, 2003 was on a staking program in the Lansdowne House area of northwestern Ontario. The staking program was based on the evaluation of data from high-sensitivity airborne surveys and heavy mineral data derived from overburden sampling during prior field programs.

**Results of Operations**

Net loss for the three months ended March 31, 2003 was $74,944 or $0.00 per share compared to a net loss of $26,304 or $0.01 per share for the three months ended February 28, 2002. The loss pertains mainly to increased consulting and management fees and office and investor relations expenditures as the Company was significantly more active than it was during the same period in 2002.

Consulting and management fees includes $12,000 and $6,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively during the first three months of 2003 pursuant to separate administrative services agreements, and $20,586 in fees on account of consulting and management services provided by directors, officers and other consultants.

Investor relations expense of $20,506 and $4,648 for the periods ending March 31, 2003 and February 28, 2002 respectively includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.

**Financial Condition, Liquidity and Capital Resources**

The value of resource properties increased by $261,164 during the three month period ended March 31, 2003 mainly as a result of claim staking and geological work on the AEM Diamond Project.

The Company's working capital position at March 31, 2003 was $809,973 compared to $1,144,831 as at December 31, 2002.

The decrease of approximately $335,000 in working capital resulted from $261,000 on acquisition and exploration expenditures ($386,000 on a cash basis) and $75,000 in operating costs. Proceeds of $1,250 were received from the exercise of warrants.

**Risks and Uncertainties**

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

**Outlook**

In management's view the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, and undertake exploration and development of its diamond properties.

# balance sheets

| Unaudited | March 31, 2003 | December 31, 2002 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 835,633 | $ 1,281,180 |
| Exploration advances and other receivables | 24,064 | 41,595 |
| | 859,697 | 1,322,775 |
| Resource properties (note 2) | 855,507 | 594,343 |
| | $ 1,715,204 | $ 1,917,118 |
| **Liabilities** | | |
| Current | | |
| Accounts payable and accrued charges | $ 34,918 | $ 36,744 |
| Due to parent company (note 4) | 14,806 | 141,200 |
| | 49,724 | 177,944 |
| **Shareholders' Equity** | | |
| Share capital (note 3) | 8,364,355 | 8,363,105 |
| Contributed surplus | 152,854 | 152,854 |
| Deficit | (6,851,729) | (6,776,785) |
| | 1,665,480 | 1,739,174 |
| | $ 1,715,204 | $ 1,917,118 |

See accompanying notes to financial statements

Approved by the Board

John G Paterson

Thomas W Beattie

# statements of loss and deficit

Unaudited
Three months ended

| | March 31, 2003 | February 28, 2002 |
|---|---|---|
| **Expenses** | | |
| Consulting and management fees | $ 38,586 | $ – |
| Investor relations | 20,506 | 4,648 |
| Legal and accounting | 13,393 | 19,321 |
| Office expense | 8,195 | 2,334 |
| Travel | 1,456 | – |
| Loss before undernoted item | (82,136) | (26,304) |
| Interest | 7,192 | – |
| Net loss for the period | (74,944) | (26,304) |
| Deficit at beginning of period | (6,776,785) | (6,326,659) |
| Deficit at end of period | $ (6,851,729) | $ (6,352,963) |
| Loss per share | $ 0.00 | $ (0.01) |
| Weighted average number of shares outstanding | 24,088,799 | 3,695,401 |

See accompanying notes to financial statements

# statements of cash flows

| Unaudited<br>Three months ended | March 31, 2003 | February 28, 2002 |
|---|---|---|
| **Operating Activities** | | |
| Net loss for the period | $ (74,944) | $ (26,304) |
| Change in non-cash operating working capital items | | |
| Decrease in exploration advances and other receivables | 17,531 | 1,167 |
| Decrease in accounts payable and accrued charges | (3,337) | (1,196) |
| | (60,750) | (26,333) |
| **Investing Activity** | | |
| Resource property expenditures | (386,047) | – |
| **Financing Activity** | | |
| Shares issued | 1,250 | – |
| Decrease in cash and cash equivalents during the period | (445,547) | (26,333) |
| Cash and cash equivalents at beginning of period | 1,281,180 | 145,010 |
| Cash and cash equivalents at end of period | $ 835,633 | $ 118,678 |
| Cash and cash equivalents consist of: | | |
| Cash | 37,697 | 118,678 |
| Short-term investments | 797,936 | – |
| Cash and cash equivalents at end of period | $ 835,633 | $ 118,678 |

See accompanying notes to financial statements

# notes to financial statements

Unaudited
March 31, 2003 and February 28, 2002

**1. Significant Accounting Policies**

a) These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

b) Due to the change in accounting period from May 31 to December 31, the comparative period for the three month period ended March 31 is the three month period ended February 28.

**2. Resource Properties**

For the three month period ended March 31, 2003:

| | AEM Diamond Project |
|---|---|
| Balance, beginning of period | $ 594,343 |
| Claims acquisition, assessment and maintenance | 134,478 |
| Analytical | 32,987 |
| Geophysics | 6,418 |
| Geology | 74,229 |
| Research | 1,051 |
| Project administration | 12,001 |
| Balance, end of period | $ 855,507 |

The AEM Diamond Project was created as a result of the mineral claims acquired from Aurora Platinum Corp. in August 2002 pursuant to the reverse-takeover transaction.

There were no resource property expenditures incurred during the three month period ended February 28, 2002.

**3. Share Capital**

a) During the three months ended March 31, 2003 and February 28, 2002, changes in issued share capital were as follows:

| | For the three month period ended March 31, 2003 | | For the three month period ended February 28, 2002 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Issued at beginning of period | 24,087,688 | $ 8,363,105 | 3,695,401 | $ 6,393,843 |
| Issued upon exercise of warrants | 5,000 | 1,250 | – | – |
| Issued at end of period | 24,092,688 | $ 8,364,355 | 3,695,401 | $ 6,393,843 |

b) Stock Options

At March 31, 2003, there were 3,030,000 stock options outstanding and exercisable under the Company's stock option plan with a weighted average exercise price of $0.25 and a weighted average contractual life of 4.3 years

There are 3,000,000 stock options expiring on August 28, 2007, and 30,000 stock options expiring on September 1, 2007.

c) As at March 31, 2003, there were 3,802,143 warrants issued and outstanding.

| Date Issued | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| August 29, 2002 | 2,000,000 | $0.50 | August 29, 2003 |
| August 29,2002 | 395,000 | $0.25 | August 29, 2003 |
| August 29, 2002 | 550,000 | $0.25 | August 29, 2004 |
| December 31, 2002 | 714,286 | $0.60 | December 31, 2003 |
| December 31, 2002 | 142,857 | $0.40 | December 31, 2003 |

No carrying values have been assigned to the warrants.

**4. Related Party Transactions**

Fees amounting to $15,625 (2002 – $2,160) were paid on account of consulting and management services provided by directors and officers. Amounts paid to Aurora under the terms of an administrative services agreement totaled $6,000. As at March 31, 2003, there was an amount of $14,806 due to Aurora. In addition, there were fees of $12,000 paid to Southwestern Resources Corp under the terms of a separate administrative services agreement.

**Superior Diamonds Inc.**
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 806 0667
Fax 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

# FORM 51-901F

## QUARTERLY REPORT

03 OCT 31 AM 7:21

| | | |
|---|---|---|
| **Incorporated as part of:** | x | **Schedule A** |
| | | **Schedule B & C** |

## ISSUER DETAILS:

| | |
|---|---|
| **For Quarter Ended:** | **December 31, 2002** |
| **Date of Report:** | **April 23, 2003** |
| **Name of Issuer:** | **Superior Diamonds Inc.(formerly Consol Ouro Brasil Ltd)** |
| **Issuer's Address:** | **1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6** |
| **Issuer's Fax Number:** | **604-688-5175** |
| **Issuer's Phone Number:** | **604-669-2525** |
| **Contact Person:** | **Parkash K. Athwal** |
| **Contact's Position:** | **Chief Financial Officer** |
| **Contact Telephone Number:** | **604-669-2525** |

## CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

| | | |
|---|---|---|
| John G. Paterson | "John G. Paterson" | April 23, 2003 |
| Name of Director | Signed (typed) | Date Signed |
| Thomas W. Beattie | "Thomas W. Beattie" | April 23, 2003 |
| Name of Director | Signed (typed) | Date Signed |

03 OCT 31 AM 7:21



# Superior Diamonds Inc.

2002 Annual Report

# highlights

103 targets acquired based on airborne magnetic survey

Clusters of circular magnetic targets up-ice from kimberlite indicator minerals

Recovery of G-10 garnets and diamond inclusion chrome spinels suggesting diamondiferous source

Pristine chrome diopside and kimberlite olivine in tills suggest proximity to source material

Chrome diopside from diamond stability field

2003 program to prioritize drill targets

# to our shareholders

**During 2002, the Company's diamond exploration efforts were focused in northern Ontario within a 33,000 square kilometre area designated the AEM Diamond Project. Prior to the summer field season, an independent geophysicist, using proprietary airborne magnetics, identified 30 targets in the Rowlandson Lake area as kimberlite-like anomalies. Sixteen of these anomalies were acquired by staking.**

The summer field program consisted of the collection of 573 till, esker and modern alluvial samples for kimberlite indicator mineral (KIM) analyses. It became evident as results were received that a major northwest-southeast trending deep-seated structural zone was shedding an abnormal concentration of KIM. Typical KIM recovered included pyrope garnet, chrome spinel, chrome diopide, picroilmenite, eclogite garnet and kimberlite olivine.

Subsequent to the sampling program, a high sensitivity magnetic survey was flown at 150 metre line spacing to better define kimberlite-like geophysical anomalies. The results of this survey were extremely positive and 103 areas, for a total of 21,232 hectares, were staked to cover all circular magnetic anomalies. In a number of target areas, these circular anomalies have associated KIM with chemistries that suggest they are diamondiferous.

2003 will be a very active year as your Company intends to follow up all of the anomalies with programs that will include detailed till sampling, ground magnetics and drill testing of priority targets.

We look forward to an exciting future for the Company and thank all shareholders for their support.

**John G Paterson**
President

February 28, 2003


N
Kilometres

# aem diamond project



**The results of the closely spaced airborne magnetic survey were beyond expectations. Very distinct structurally controlled clusters of circular magnetic features were delineated in the source areas of down-ice kimberlite indicator minerals.**

Till sampling for kimberlite indicator heavy mineral analysis.

# project review

## AEM Diamond Project

The Company's AEM Diamond Project in northern Ontario covers 33,000 square kilometres within three separate areas. These areas of the Superior Province are underlain by Archaean basement rocks which have not undergone any significant post-Archaean heating. As a result, this area has retained its cool mantle root, a necessary condition to host diamond-bearing kimberlites.

Prior to a major 2002 summer sampling program, independent geophysical interpretation of proprietary magnetic contour maps, produced from airborne surveys flown mainly at 400 metre spacing (as opposed to public domain magnetic maps produced from one kilometre spaced flight lines), identified several key structures in the Project area similar to those hosting diamondiferous kimberlite pipes further to the east. The independent geophysical interpretation also identified over 30 circular anomalies in one of the Company's areas and prior to the summer exploration program 16 of these targets were staked.

The 2002 summer program consisted of glacial till and modern alluvial sampling to recover kimberlite indicator minerals (KIM). Also, a regional glaciological study was implemented to better understand the glacial history of this area and its effect on the dispersion patterns of KIM. Sampling was carried out in three areas, namely Area A (Rowlandson Lake), Area B (Stull Lake/Big Trout Lake/Swan Lake) and Area C (Muskrat Dam). The exploration program was conducted under the direct supervision of Dr. Tom Morris, P.Geo.

Commencing in early June 2002, the Company initiated a regional till-sediment sampling program for geochemical analyses and analysis for KIM. Sampling focused within favourable structural areas, which were identified using proprietary airborne magnetic data. These structural zones represent deep-seated features and were probably reactivated a number of times during the evolution of the northern Superior Province. Several sets of younger faults cut these deep-seated structures and are known to be fundamental for the emplacement of diamondiferous kimberlites in other parts of the Superior Province. Kimberlites of these ages are known to occur in these structural domains and all are known to be diamondiferous. The most significant of these kimberlites is the Attawapiskat cluster near James Bay, which is Jurassic in age.

A total of 573 till, esker and modern alluvial materials were collected and processed for KIM. Indicator minerals recovered from the sampling program included pyrope garnet, eclogite garnet, picroilmenite, chromite, chrome diopide and olivine. It appears from the dispersion pattern of these KIM that the main source is a deep-seated major structural domain trending northwest-southeast. Several indicator minerals exhibit chemistries associated with diamondiferous kimberlites.

# kelly lake aem project area

## airborne magnetic survey



Superior Claims
Others
0
Kilometres


Superior Diamonds Inc



Soil sampling
for geochemical
analysis.

**The Company plans to implement a program of shallow drilling, grid sampling of tills to collect a larger KIM population, and ground geophysics to accurately locate the circular anomalies. Results of this program will be used to prioritize drill testing of the various target areas.**

Other indicator minerals such as chrome diopide and kimberlite olivine were observed as pristine grains, suggesting very little down-ice movement from source. Laboratory tests on chrome diopides show these minerals are sourced within the upper mantle in the diamond stability field. Studies on picroilmenite chemistries show these minerals to be reduced and, as a consequence, any diamonds being transported by kimberlite magma in this area would have been preserved. This sampling program defined very specific source areas and the Company proceeded with a high sensitivity airborne magnetic survey with 150 metre spaced flight lines.

The results of the closely spaced airborne magnetic survey were beyond expectations and very distinct structurally controlled clusters of circular magnetic features were delineated in the source areas of down-ice KIM minerals. Several of these clusters are also shedding KIM with chemistries in the diamond inclusion field suggesting that they may be associated with diamondiferous kimberlites. Based on the airborne survey results and KIM distribution patterns, Superior launched a major staking program to cover all priority target areas.

Based on the till sampling program results and the airborne magnetic survey, the AEM Diamond Project has been divided up into several target blocks with various priorities. Three areas – Winisk, Peeagwon and Kelly – have been selected as priority targets. All three areas contain structurally controlled clusters of circular magnetic anomalies. The Winisk area anomalies are associated with KIM with diamond inclusion chemistries such as G-10 pyrope garnet and chrome spinel with greater than 62% chrome.

In order to evaluate all the geophysical targets, the Company plans to implement a program of shallow drilling, grid sampling of tills to collect a larger KIM population and ground geophysics to accurately locate the circular anomalies. Results of this program will be used to prioritize drill testing of the various target areas.

# management's discussion and analysis

## of financial condition and results of operations

For the seven months ended December 31, 2002 and years ended May 31, 2002 and 2001

### Description of Business

The Company was incorporated on September 13, 1985 pursuant to the Company Act (British Columbia). On December 16, 1997 the Company was continued into the Yukon Territories pursuant to the Business Corporations Act (Yukon). The Company is a reporting issuer in British Columbia and Alberta.

The Company is a development stage mineral exploration company currently engaged in the identification, acquisition, evaluation, exploration and development of diamond properties in northern Ontario. Subsequent to the business reorganization, the Company commenced its diamond exploration activities by focusing on a 33,000 square kilometre area of northern Ontario in specific structural zones which are known to host diamondiferous kimberlites.

### Overview

On August 29, 2002, the Company completed a business reorganization pursuant to the acquisition agreement entered into in April 2002 with Aurora Platinum Corp. ("Aurora") whereby the Company issued to Aurora 13,150,000 common shares and 550,000 share purchase warrants in exchange for interests in certain mineral claims and related rights. The acquisition was treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange (the "Exchange"). However the direct purchase method of accounting has been applied in accordance with generally accepted accounting principles and the value of the mineral assets has been recorded at their cost or book value.

There was a change in management and Aurora obtained control by acquiring 58% of the outstanding shares of the Company. The Company also implemented a new stock option plan. The Company changed its name to Superior Diamonds Inc. and changed its fiscal year end date from May 31 to December 31. As a result, the Company has a transition year of seven months ended December 31, 2002. The Company also changed its currency of reporting from U.S. dollars to Canadian dollars. The Company used an exchange rate of $1 USD = $1.5275 CDN to translate its comparative numbers. This was the rate in effect on May 31, 2002 which was the last date that the U.S. dollar was used as the currency of primary measurement and display.

Prior to completion of the business reorganization, the Company was not actively involved in any business activity. Consequently, in addition to the effect of a seven month transition year, the comparisons to the historical year in the following discussion may not be meaningful.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

### Results of Operations

Net loss for the seven month period ended December 31, 2002 was $388,473 or $0.03 per share compared to a net loss of $68,750 or $0.01 per share for the year ended May 31, 2002 and net income of $72,356 or $0.05 per share for 2001. The increase in loss pertains mainly to expenditures relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock-based compensation. Income in 2001 resulted from a settlement of accounts payable.

Consulting and management fees includes $16,000 and $8,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively pursuant to separate administrative services agreements, $36,946 in fees on account of consulting and management services provided by directors, officers and other consultants, and $79,900 relating to stock-based compensation expense for stock options granted to non-employees during 2002.

General exploration includes $72,954 relating to stock-based compensation expense for stock options granted to non-employees involved in exploration work.

Investor relations expense of $32,087, $14,976 and $2,610 for the period ended December 31, 2002 and years ended May 31, 2002 and 2001 respectively includes regulatory and transfer agent fees and the costs related to the printing and dissemination of shareholder information.

Legal and accounting expense of $128,573 includes $117,620 of legal fees relating to the business reorganization. The Company incurred legal and accounting fees of $38,386 during the year ended May 31, 2002 and $36,190 in 2001.

Office expense of $14,316 for the seven months ended December 31, 2002 (May 31, 2002 – $31,619; May 31, 2001 – $5,436) relates to costs incurred that are of a general and administrative nature.

## Financial Condition, Liquidity and Capital Resources

On August 16, 2002, a special meeting of shareholders was held and shareholder approval was received for the RTO with Aurora, and on August 29 the transactions set out in the acquisition agreement also received regulatory approval. The Company acquired certain mineral claims and related rights from Aurora in exchange for the Company issuing to Aurora 13,150,000 common shares (the "Acquisition Shares") and 550,000 non-transferable share purchase warrants (the "Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to purchase one common share of the Company for $0.25 for two years from issuance.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. The escrowed shares will be released in stages with the final lot being released in August 2005 under the current escrow agreement.

In addition, on August 29, 2002, 1,785,714 warrants and 28,000 stock options were exercised for proceeds of $303,571 and $5,320 respectively.

Concurrent with and part of the business reorganization, the Company raised $1 million through the sale of 4 million units at $0.25 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at $0.50 until August 28, 2003. The agent received a cash commission of 7.5% of the gross proceeds and 325,000 broker warrants, and a finders fee of 75,000 warrants was issued to a third party. These warrants enable the holder to buy one common share at $0.25 until August 28, 2003.

At the opening of trading on September 3, 2002, the Company changed its name to Superior Diamonds Inc. and trading of its shares on the Exchange resumed under the symbol SDX.

The Company had working capital of $1,144,831 as at December 31, 2002 compared to $5,531 as at May 31, 2002 and $73,835 as at May 31, 2001.

During the seven month period ended December 31, 2002, Superior raised a total of $1,674,381 (net) by issuing an aggregate of 7,242,287 common shares pursuant to two private placements as well as the exercise of warrants and stock options.

On December 31, 2002, Superior closed a private placement of 428,570 flow through and 1,000,003 non-flow through units at $0.35 per unit for gross proceeds of $500,000. Each flow through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole warrant entitles the holder to buy one non-flow through common share for $0.60 within 12 months after closing. The agent was paid a commission of 7.5% of gross proceeds and received 142,857 broker warrants. Each broker warrant entitles the holder to buy one non-flow through common share at a price of $0.40 within 12 months after closing. An amount equal to the proceeds from the flow through shares was renounced under the "look-back rule" for the year ended December 31, 2002.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. As a result of stock options granted to non-employees, the Company recognized $152,854 as stock-based compensation expense and included this amount in contributed surplus.

On May 4, 2001, the Company issued 1,785,714 units for $0.14 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant that entitled the purchaser to purchase one additional common share for $0.17. These warrants were exercised in August 2002.

On November 30, 2000, the Company's creditors agreed to accept 369,070 shares at a deemed price of $0.2025 per common share as settlement of outstanding payables. The difference between the book amount and the value of the shares issued is included within the statement of loss and deficit as settlement of accounts payable.

During the period ended December 31, 2002, the value of resource properties increased by $594,343 of which $294,881 relates to the acquisition of mineral assets. A total of $299,462 in exploration expenditures ($158,262 on a cash basis) was incurred on the Company's resource properties during the period.

In management's view, the Company's cash position is sufficient to fund planned exploration expenditures and meet ongoing obligations in the short term.

## Outlook

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known economic diamond deposit. Other risks facing the Company include competition and marketing, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

The Company will focus the majority of its exploration activities in Ontario, Canada, and as opportunities present themselves will form alliances with third parties in order to reduce shareholder risk. As an exploration company, the future liquidity of Superior will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.

# auditors' report

To the Shareholders of Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Ltd.)

We have audited the balance sheets of Superior Diamonds Inc. as at December 31, 2002 and May 31, 2002 and the statements of (loss) income and deficit and cash flows for the seven month period ended December 31, 2002 and the year ended May 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and May 31, 2002 and the results of its operations and its cash flows for the seven month period ended December 31, 2002 and the year ended May 31, 2002 in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

The financial statements as at May 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on these statements in their report dated September 21, 2001.

Deloitte & Touche LLP

**Chartered Accountants**
Vancouver, British Columbia
February 28, 2003

# balance sheets

| | December 31, 2002 | May 31, 2002 | May 31, 2001 |
|---|---|---|---|
| **Assets** | | | |
| Current | | | |
| Cash and cash equivalents | $ 1,281,180 | $ 33,417 | $ 150,488 |
| Exploration advances and other receivables | 41,595 | 4,610 | 6,121 |
| | 1,322,775 | 38,027 | 156,609 |
| Capital assets (note 3) | – | – | 444 |
| Resource properties (note 4) | 594,343 | – | 2 |
| | $ 1,917,118 | $ 38,027 | $ 157,055 |
| **Liabilities** | | | |
| Current | | | |
| Accounts payable and accrued charges | $ 36,744 | $ 32,496 | $ 82,774 |
| Due to parent company (note 7) | 141,200 | – | – |
| | 177,944 | 32,496 | 82,774 |
| **Shareholders' Equity** | | | |
| Share capital (note 6) | 8,363,105 | 6,393,843 | 6,393,843 |
| Contributed surplus | 152,854 | – | – |
| Deficit | (6,776,785) | (6,388,312) | (6,319,562) |
| | 1,739,174 | 5,531 | 74,281 |
| | $ 1,917,118 | $ 38,027 | $ 157,055 |

See accompanying notes to consolidated financial statements

Approved by the Board

John G Paterson

Thomas W Beattie

# statements of (loss) income and deficit

| | For the seven month period ended December 31, 2002 | For the year ended May 31, 2002 | For the year ended May 31, 2001 |
|---|---|---|---|
| **Expenses** | | | |
| Consulting and management fees | $ 140,846 | $ 4,378 | $ 27,356 |
| Depreciation | – | – | 191 |
| General exploration | 72,954 | – | – |
| Investor relations | 32,087 | 14,976 | 2,610 |
| Legal and accounting | 128,573 | 38,386 | 36,190 |
| Office expense | 14,316 | 31,619 | 5,436 |
| Capital assets written off | – | 444 | – |
| Resource property costs written off | – | 2 | – |
| Travel | 8,085 | – | – |
| Loss before undernoted items | (396,861) | (89,805) | (71,783) |
| Interest income | 8,388 | 374 | 350 |
| Settlement of accounts payable | – | 20,681 | 143,789 |
| Net (loss) income for the period | (388,473) | (68,750) | 72,356 |
| Deficit at beginning of period | (6,388,312) | (6,319,562) | (6,391,918) |
| Deficit at end of period | $ (6,776,785) | $ (6,388,312) | $ (6,319,562) |
| (Loss) earnings per share – basic | $ (0.03) | $ (0.01) | $ 0.05 |
| (Loss) earnings per share – diluted | – | $ – | $ 0.02 |
| Weighted average number of shares outstanding | 6,577,294 | 3,695,401 | 1,873,962 |
| Weighted average number of shares outstanding assuming full dilution | – | – | 3,813,676 |

See accompanying notes to consolidated financial statements

# statements of cash flows

| | For the seven month period ended December 31, 2002 | For the year ended May 31, 2002 | For the year ended May 31, 2001 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net (loss) income for the period | $ (388,473) | $ (68,750) | $ 72,356 |
| Items not involving cash | | | |
| Capital assets written off | – | 444 | – |
| Depreciation | – | – | 191 |
| Resource property costs written off | – | 2 | – |
| Stock-based compensation | 152,854 | – | – |
| Settlement of accounts payable | – | (20,681) | (143,789) |
| | (235,619) | (88,985) | (71,242) |
| Change in non-cash operating working capital items | | | |
| (Increase) decrease in exploration advances and other receivables | (36,986) | 1,344 | (4,722) |
| Increase (decrease) in accounts payable and accrued charges | 4,249 | (29,430) | (18,209) |
| | (268,356) | (117,071) | (94,173) |
| **Investing Activity** | | | |
| Resource property expenditures | (158,262) | – | – |
| **Financing Activity** | | | |
| Shares issued | 1,674,381 | – | 240,474 |
| Increase (decrease) in cash and cash equivalents during the period | 1,247,763 | (117,071) | 146,301 |
| Cash and cash equivalents at beginning of period | 33,417 | 150,488 | 4,187 |
| Cash and cash equivalents at end of period | $ 1,281,180 | $ 33,417 | $ 150,488 |
| Cash and cash equivalents consist of: | | | |
| Cash | 582,678 | 33,417 | 150,488 |
| Short-term investments | 698,502 | – | – |
| Cash and cash equivalents at end of period | $ 1,281,180 | $ 33,417 | $ 150,488 |

Supplemental cash flow information (note 8)

See accompanying notes to consolidated financial statements

# notes to financial statements

For the seven months ended December 31, 2002 and years ended May 31, 2002 and 2001

## 1. Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of diamond properties in Canada. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and attaining future profitable production from the properties or proceeds from disposition.

Superior Diamonds Inc.(formerly Consolidated Ouro Brasil Ltd.) ("the Company"), originally incorporated under the laws of British Columbia on September 13, 1985, was continued in the jurisdiction of the Business Corporations Act (Yukon) on December 16, 1997. The Company is a reporting issuer in British Columbia and Alberta.

On August 29, 2002, the Company completed a business reorganization involving the acquisition of interests in certain mineral claims and related rights ("the Acquisition") held by Aurora Platinum Corp. ("Aurora") in exchange for the Company issuing to Aurora 13,150,000 common shares and 550,000 share purchase warrants. Upon completion of the Acquisition the Company changed its name to Superior Diamonds Inc., there was a change in management, and Aurora acquired control of the Company. As at December 31, 2002, Aurora owned 57% of the Company's outstanding common shares.

The Acquisition constituted a reverse takeover ("RTO") transaction under the policies of the TSX Venture Exchange. However, in accordance with EIC-10, the direct purchase method of accounting has been applied and the value of the acquired assets (mineral claims) has been recorded at their cost or book value.

Reorganization costs of $117,620 were incurred and included in legal and accounting on the statements of (loss) income and deficit.

Subsequent to the reorganization, the Company changed its fiscal year end date from May 31 to December 31. As a result, the Company has a transition year of seven months ended December 31, 2002.

The Company also determined that it was appropriate to change its currency of reporting from U.S. dollars to Canadian dollars. Comparative figures have been restated to reflect the change in reporting currency. The balance sheets, statements of loss and deficit, and statements of cash flows were translated using the exchange rate on May 31, 2002 ($1 USD = $1.5275 CDN).

## 2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

### a) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

### b) Financial Instruments

The Company's financial instruments include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to parent company. The carrying value of these financial instruments approximates fair value.

### c) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature are written off to general exploration during the year.

d) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

e) Stock Options

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective June 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method for stock-based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

f) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

g) (Loss) Earnings per Share

Basic (loss) earnings per share is calculated using the weighted-average number of common shares outstanding during the period. The calculation of diluted earnings (loss) per share uses the treasury stock method to compute the dilutive effect on options and warrants. For the period ended December 31, 2002 and year ended May 31, 2002, fully diluted loss per share has not been presented as it is anti-dilutive.

h) Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation used in the current year.

3. Capital Assets

Computer equipment with a net book value of $444 as of May 31, 2001 was written off during the year ended May 31, 2002.

4. Resource Properties

For the seven month period ended December 31, 2002:

| | AEM Diamond Project |
|---|---|
| Acquisition of mineral assets | $ 294,881 |
| Claims acquisition, assessment and maintenance | 8,100 |
| Analytical | 88,630 |
| Geophysics | 101,047 |
| Geology | 80,262 |
| Research | 610 |
| Project administration | 20,813 |
| Balance, end of period | $ 594,343 |

The AEM Diamond Project was created as a result of the mineral claims acquired from Aurora in the transaction described in note1.

In 2001, the Company had resource property costs of $2 recorded on its balance sheet for the Raven Property in British Columbia. These costs were written off during the year ended May 31, 2002.

## 5. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

| | December 31, 2002 | May 31, 2002 | May 31, 2001 |
|---|---|---|---|
| Statutory tax rate | 40% | 45% | 46% |
| Recovery of income taxes computed at standard rates | $ 155,389 | $ 30,938 | $ (33,284) |
| Non-deductible expenses | (61,142) | – | – |
| Tax losses not recognized in the period that the benefit arose | (94,247) | (30,938) | 33,284 |
| | $ – | $ – | $ – |

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

| | December 31, 2002 | May 31, 2002 | May 31, 2001 |
|---|---|---|---|
| Operating loss carry-forwards | $ 543,803 | $ 669,495 | $ 840,862 |
| Accumulated cost base difference on assets | 616,875 | 429,108 | 429,108 |
| | 1,160,678 | 1,098,603 | 1,269,970 |
| Less: Valuation allowance | (1,160,678) | (1,098,603) | (1,269,970) |
| | $ – | $ – | $ – |

At December 31, 2002, the Company had the following loss carry-forwards available for tax purposes:

| Country | Amount | Expiry |
|---|---|---|
| Canada | $ 1,284,000 | 2003-2010 |

At December 31, 2002, the Company had the following capital losses:

| Country | Amount |
|---|---|
| Canada | $ 1,262,416 |

## 6. Share Capital

a) The Company has authorized 100,000,000 common shares without par value.

During the seven month period ended December 31, 2002, and the years ended May 31, 2002 and 2001, changes in issued share capital were as follows:

| | For the seven month period ended December 31, 2002 | | For the year ended May 31, 2002 | | For the year ended May 31, 2001 | |
|---|---|---|---|---|---|---|
| | Number of shares | Amount | Number of shares | Amount | Number of shares | Amount |
| Issued at beginning of period | 3,695,401 | $ 6,393,843 | 3,695,401 | $ 6,393,843 | 1,540,617 | $ 6,081,524 |
| Issued pursuant to acquisition agreement with Aurora (i) | 13,150,000 | 294,881 | – | – | – | – |
| Issued upon exercise of warrants | 1,785,714 | 303,571 | – | – | – | – |
| Issued upon exercise of stock options | 28,000 | 5,320 | – | – | – | – |
| Issued pursuant to a private placements – net of share issue costs of $134,511 (2001 – $12,005) (ii) | 5,428,573 | 1,365,490 | – | – | 1,785,714 | 237,995 |
| Shares issued in settlement of debt (iii) | – | – | – | – | 369,070 | 74,324 |
| Issued at end of period | 24,087,688 | $ 8,363,105 | 3,695,401 | $ 6,393,843 | 3,695,401 | $ 6,393,843 |

i) Pursuant to the Acquisition, the Company issued 13,150,000 common shares and 550,000 share purchase warrants to Aurora. Each warrant entitles Aurora to purchase one common share of the Company for $0.25 until August 28, 2004.

ii) Concurrent with and part of the Acquisition, on August 29, 2002 the Company issued by way of a private placement 4 million units at $0.25 per unit for gross proceeds of $1 million. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at $0.50 until August 28, 2003. The agent received a cash commission of 7.5% of the gross proceeds and 325,000 broker warrants, and a finders fee of 75,000 warrants was issued to a third party. These warrants enable the holder to buy one common share at $0.25 until August 28, 2003.

On December 31, 2002, the Company issued, by way of a private placement, 428,570 flow through and 1,000,003 non-flow through units at $0.35 per unit for gross proceeds of $500,000. Each flow through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole warrant entitles the holder to buy one non-flow through common share for $0.60 within 12 months after closing. The agent was paid a commission of 7.5% of gross proceeds and received 142,857 broker warrants. Each broker warrant entitles the holder to buy one non-flow through common share at a price of $0.40 within 12 months after closing. Proceeds from the flow through shares were renounced under the "look-back rule" for the year ended December 31, 2002.

On May 4, 2001, the Company issued 1,785,714 units for $0.14 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant that entitled the purchaser to purchase one additional common share for $0.17. These warrants were exercised in August 2002.

iii) On November 30, 2000, the Company's creditors agreed to accept 369,070 common shares at a deemed price of $0.2025 per common share as settlement of outstanding payables. The difference between the book amount and the value of the shares issued is included within the statements of loss and deficit as settlement of accounts payable.

b) Stock Options

At December 31, 2002, there were 3,030,000 stock options outstanding and exercisable under the Company's stock option plan.

| | For the seven month period ended December 31, 2002 | | For the year ended May 31, 2002 | | For the year ended May 31, 2001 | |
|---|---|---|---|---|---|---|
| | Number of shares | Weighted-Average Exercise Price | Number of shares | Weighted-Average Exercise Price | Number of shares | Weighted-Average Exercise Price |
| Outstanding at beginning of period | 94,250 | $ 0.19 | 154,000 | $ 0.19 | 42,500 | $ 0.21 |
| Issued | 3,030,000 | $ 0.25 | - | $ - | 113,500 | $ 0.19 |
| Exercised or cancelled | (94,250) | $ 0.19 | (59,750) | $ 0.20 | (2,000) | $ 0.22 |
| Outstanding and exercisable at end of period | 3,030,000 | $ 0.25 | 94,250 | $ 0.19 | 154,000 | $ 0.19 |

The weighted-average contractual life of the options outstanding is 4.6 years. There are 3,000,000 stock options expiring on August 28, 2007, and 30,000 stock options expiring on September 1, 2007.

c) Stock-Based Compensation Plan

As a result of stock options granted to non-employees, the Company recognized $152,854 as stock-based compensation expense and included this amount in contributed surplus. The stock-based compensation expense is classified between consulting and management fees and general exploration.

When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation expense for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted on or after June 1, 2002, the Company's net loss would have been increased to the pro forma amount indicated below:

| | For the seven months ended December 31, 2002 |
|---|---|
| Net loss | |
| As reported | $ 388,473 |
| Pro forma | $ 602,469 |

The loss per share on a pro forma basis would be $0.05 compared to the $0.03 reported.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the seven month period ended December 31, 2002: no dividends are to be paid; volatility of 56%; risk-free interest rate of 4.21%; and expected life of five years.

d) As at December 31, 2002, there were 3,807,143 warrants issued and outstanding.

| Date Issued | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| August 29/02 | 2,000,000 | $ 0.50 | August 29/03 |
| August 29/02 | 400,000 | $ 0.25 | August 29/03 |
| August 29/02 | 550,000 | $ 0.25 | August 29/04 |
| December 31/02 | 714,286 | $ 0.60 | December 31/03 |
| December 31/02 | 142,857 | $ 0.40 | December 31/03 |

No carrying values have been assigned to the warrants.

7. Related Party Transactions

Fees amounting to $27,369 (May 31, 2002 – $4,378; May 31, 2001 – $11,282) were paid on account of consulting and management services provided by companies owned by directors and officers during the seven month period ended December 31, 2002. Amounts paid to Aurora under the terms of an administrative services agreement totaled $8,000. According to the terms of the agreement, the Company agrees to pay Aurora $2,000 per month for administrative services. As well, there were fees of $16,000 paid to Southwestern Resources Corp. ("Southwestern") under the terms of a separate administrative services agreement. Under this agreement, the Company agrees to pay Southwestern $4,000 a month for certain administrative services provided by Southwestern. As at December 31, 2002, there was an amount of $141,200 due to Aurora.

During the year ended May 31, 2001, the Company issued 194,750 common shares to directors or companies controlled by directors for settlement of $39,219 of outstanding payables.

8. Supplemental Cash Flow Information

| | For the seven month period ended December 31, 2002 | For the year ended May 31, 2002 | For the year ended May 31, 2001 |
|---|---|---|---|
| Issued 13,150,000 common shares to Aurora pursuant to the Acquisition | $ 294,881 | $ – | $ – |
| Granted 1,250,000 stock options to consultants | $ 152,854 | $ – | $ – |
| Shares issued for debt settlement | $ – | $ – | $ 74,324 |
| Interest received | $ 7,339 | $ 374 | $ 350 |

**Directors and Officers**

John G Paterson
President, CEO and Director

Parkash K Athwal
Chief Financial Officer

Susy H Horna
Corporate Secretary

Thomas W Beattie *
Director

K Wayne Livingstone *
Director

Michael D Winn *
Director

* member of the audit committee

**Head Office**

Superior Diamonds Inc
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 806 0667
Fax 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

**Exploration Office**

Superior Diamonds Inc
1988 Kingsway, Unit G
Sudbury, Ontario
Canada P3B 4J8

Telephone 705 525 0992
Fax 705 525 7701

**Auditors**

Deloitte & Touche LLP
Four Bentall Centre, PO Box 49279
Suite 2800, 1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1P4

**Transfer Agent**

Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

**Stock Exchange Listing**

SDX – TSXV

**Notice of Annual Meeting**

The annual meeting of shareholders will be held at:

Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia, Canada
Wednesday, June 4, 2003 at 10:00 am


Superior Diamonds Inc.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone 604 806 0667
Fax 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

# FORM 51-901F

## QUARTERLY REPORT

**Incorporated as part of:** [ ] Schedule A

[X] Schedule B & C

## ISSUER DETAILS:

| | |
|---|---|
| **For Quarter Ended:** | **December 31, 2002** |
| **Date of Report:** | **April 23, 2003** |
| **Name of Issuer:** | **Superior Diamonds Inc.(formerly Consolidated Ouro Brasil Ltd)** |
| **Issuer's Address:** | **1650-701 West Georgia Street<br>Vancouver, B.C., V7Y 1C6** |
| **Issuer's Fax Number:** | **604-688-5175** |
| **Issuer's Phone Number:** | **604-669-2525** |
| **Contact Person:** | **Parkash K. Athwal** |
| **Contact's Position:** | **Chief Financial Officer** |
| **Contact Telephone Number:** | **604-669-2525** |

## CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

| | | |
|---|---|---|
| John G. Paterson | "John G. Paterson" | April 23, 2003 |
| Name of Director | Signed (typed) | Date Signed |
| Thomas W. Beattie | "Thomas W. Beattie" | April 23, 2003 |
| Name of Director | Signed (typed) | Date Signed |

**Schedule B : Supplementary Information**

**Related Party Transactions for the seven month period ended December 31, 2002**

| | |
|---|---|
| Fees paid on account of consulting and management services provided by directors and officers | $27,369 |
| Amounts paid to Aurora Platinum Corp.(parent company) under terns of an administrative agreement | $8,000 * |
| Amounts paid to Southwestern Resources Corp. under terms of an administrative agreeement (a company affiliated with parent company) | $16,000 |
| Amount due to Aurora Platinum Corp. | $114,200 |

* For administrative services such as accounting, secretarial, office supplies, rent, and insurance.

**Common Shares Issued during the seven month period ended December 31, 2002**

| Date | Purpose | Shares | Gross Proceeds | Price | Commission | Consideration |
|---|---|---|---|---|---|---|
| August 28/02 | Mineral claim acquisition | 13,150,000 | $294,881 | $0.02 | - | Mineral property |
| August 28/02 | Private Placement | 4,000,000 | $1,000,000 | $0.25 | $75,000 | Cash |
| August 28/02 | Exercise of warrants | 1,785,714 | $303,571 | $0.17 | - | Cash |
| September 4/02 | Exercise of options | 28,000 | $5,320 | $0.19 | - | Cash |
| December 31/02 | Private Placement | 1,428,573 | $ 500,001 | $0.35 | $37,500 | Cash |

**Share Capital as at December 31, 2002**

| | Common |
|---|---|
| Authorized shares | 100,000,000 |
| Par value | without par value |
| Shares issued | 24,087,688 |

**Warrants Issued during the seven month period ended December 31, 2002**

The Company issued 550,000 warrants pursuant to an agreement with Aurora Platinum Corp. for the acquisition of certain mineral claims and rights. Each warrant entitles Aurora to purchase one common share for $0.25 until August 28, 2004.

The Company issued 2,000,000 warrants pursuant to a private placement. As part of the same private placement, the Company issued to the 325,000 warrants to the agent and 75,000 warrants were issued to a third party as a finders fee. Each warrant entites the holder to buy one common share at $0.50 until August 28, 2003.

The Company issued 714,287 warrants pursuant to a private placement. Each warrant entitles the holder to buy one common share at $0.60 until December 31, 2003. As part of the same private placement, the Company issued to the 142,857 warrants to the agent.
Each warrant entites the holder to buy one common share at $0.40 until December 31, 2003.

**Warrants outstanding at December 31, 2002**

| Number | Exercise Price | Expiry Date |
|---|---|---|
| 550,000 | $0.25 | August 28, 2004 |
| 400,000 | $0.25 | August 28, 2003 |
| 2,000,000 | $0.50 | August 28, 2003 |
| 714,286 | $0.60 | December 31, 2003 |
| 142,857 | $0.40 | December 31, 2003 |

**Stock Options Granted during the seven month period ended December 31, 2002**

| Date | Optionee | Number | Price | Expiry |
|---|---|---|---|---|
| August 29/02 | J. Paterson | 600,000 | $0.25 | August 28/07 |
| August 29/02 | T. Beattie | 300,000 | $0.25 | August 28/07 |
| August 29/02 | W. Livingstone | 150,000 | $0.25 | August 28/07 |
| August 29/02 | M. Winn | 100,000 | $0.25 | August 28/07 |
| August 29/02 | P. Athwal | 200,000 | $0.25 | August 28/07 |
| August 29/02 | S.Horna | 50,000 | $0.25 | August 28/07 |
| August 29/02 | Consultants | 450,000 | $0.25 | August 28/07 |
| August 29/02 | Management company employees | 1,150,000 | $0.25 | August 28/07 |
| Sept 1/02 | Management company employee | 30,000 | $0.40 | September 1/07 |

**Options Outstanding as at December 31, 2002**

| Number | Exercise Price | Expiry |
|---|---|---|
| 3,000,000 | $0.25 | Aug 28/07 |
| 30,000 | $0.40 | Sept. 1/07 |
| 3,030,000 | | |

**Consolidated Statement of Office Expense**

| | For the seven month period ended December 31, 2002 |
|---|---|
| *Supplies and services* | $12,996 |
| Telephone, fax, postage | 630 |
| Bank charges | 352 |
| Salary and benefits | 338 |
| | $14,316 |

**Directors and Officers of Superior Diamonds Inc.**

| | | |
|---|---|---|
| John G. Paterson | Director, President and CEO | Vancouver, B.C. |
| Michael D. Winn | Director | Laguna Beach, California |
| K. Wayne Livingstone | Director | Surrey, BC |
| Thomas W. Beattie | Director | West Vancouver, B.C. |
| Parkash K. Athwal | CFO | Ladner, B.C. |
| Susy Horna | Secretary | Surrey, B.C. |

**Schedule C : Management Discussion (see attachment)**

# management's discussion and analysis

## of financial condition and results of operations

For the seven months ended December 31, 2002 and years ended May 31, 2002 and 2001

### Description of Business

The Company was incorporated on September 13, 1985 pursuant to the Company Act (British Columbia). On December 16, 1997 the Company was continued into the Yukon Territories pursuant to the Business Corporations Act (Yukon). The Company is a reporting issuer in British Columbia and Alberta.

The Company is a development stage mineral exploration company currently engaged in the identification, acquisition, evaluation, exploration and development of diamond properties in northern Ontario. Subsequent to the business reorganization, the Company commenced its diamond exploration activities by focusing on a 33,000 square kilometre area of northern Ontario in specific structural zones which are known to host diamondiferous kimberlites.

### Overview

On August 29, 2002, the Company completed a business reorganization pursuant to the acquisition agreement entered into in April 2002 with Aurora Platinum Corp. ("Aurora") whereby the Company issued to Aurora 13,150,000 common shares and 550,000 share purchase warrants in exchange for interests in certain mineral claims and related rights. The acquisition was treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange (the "Exchange"). However the direct purchase method of accounting has been applied in accordance with generally accepted accounting principles and the value of the mineral assets has been recorded at their cost or book value.

There was a change in management and Aurora obtained control by acquiring 58% of the outstanding shares of the Company. The Company also implemented a new stock option plan. The Company changed its name to Superior Diamonds Inc. and changed its fiscal year end date from May 31 to December 31. As a result, the Company has a transition year of seven months ended December 31, 2002. The Company also changed its currency of reporting from U.S. dollars to Canadian dollars. The Company used an exchange rate of $1 USD = $1.5275 CDN to translate its comparative numbers. This was the rate in effect on May 31, 2002 which was the last date that the U.S. dollar was used as the currency of primary measurement and display.

Prior to completion of the business reorganization, the Company was not actively involved in any business activity. Consequently, in addition to the effect of a seven month transition year, the comparisons to the historical year in the following discussion may not be meaningful.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

### Results of Operations

Net loss for the seven month period ended December 31, 2002 was $388,473 or $0.03 per share compared to a net loss of $68,750 or $0.01 per share for the year ended May 31, 2002 and net income of $72,356 or $0.05 per share for 2001. The increase in loss pertains mainly to expenditures relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock-based compensation. Income in 2001 resulted from a settlement of accounts payable.

Consulting and management fees includes $16,000 and $8,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively pursuant to separate administrative services agreements, $36,946 in fees on account of consulting and management services provided by directors, officers and other consultants, and $79,900 relating to stock-based compensation expense for stock options granted to non-employees during 2002.

General exploration includes $72,954 relating to stock-based compensation expense for stock options granted to non-employees involved in exploration work.

Investor relations expense of $32,087, $14,976 and $2,610 for the period ended December 31, 2002 and years ended May 31, 2002 and 2001 respectively includes regulatory and transfer agent fees and the costs related to the printing and dissemination of shareholder information.

Legal and accounting expense of $128,573 includes $117,620 of legal fees relating to the business reorganization. The Company incurred legal and accounting fees of $38,386 during the year ended May 31, 2002 and $36,190 in 2001.

Office expense of $14,316 for the seven months ended December 31, 2002 (May 31, 2002 - $31,619; May 31, 2001 - $5,436) relates to costs incurred that are of a general and administrative nature.

### Financial Condition, Liquidity and Capital Resources

On August 16, 2002, a special meeting of shareholders was held and shareholder approval was received for the RTO with Aurora, and on August 29 the transactions set out in the acquisition agreement also received regulatory approval. The Company acquired certain mineral claims and related rights from Aurora in exchange for the Company issuing to Aurora 13,150,000 common shares (the "Acquisition Shares") and 550,000 non-transferable share purchase warrants (the "Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to purchase one common share of the Company for $0.25 for two years from issuance.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. The escrowed shares will be released in stages with the final lot being released in August 2005 under the current escrow agreement.

In addition, on August 29, 2002, 1,785,714 warrants and 28,000 stock options were exercised for proceeds of $303,571 and $5,320 respectively.

Concurrent with and part of the business reorganization, the Company raised $1 million through the sale of 4 million units at $0.25 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at $0.50 until August 28, 2003. The agent received a cash commission of 7.5% of the gross proceeds and 325,000 broker warrants, and a finders fee of 75,000 warrants was issued to a third party. These warrants enable the holder to buy one common share at $0.25 until August 28, 2003.

At the opening of trading on September 3, 2002, the Company changed its name to Superior Diamonds Inc. and trading of its shares on the Exchange resumed under the symbol SDX.

The Company had working capital of $1,144,831 as at December 31, 2002 compared to $5,531 as at May 31, 2002 and $73,835 as at May 31, 2001.

During the seven month period ended December 31, 2002, Superior raised a total of $1,674,381 (net) by issuing an aggregate of 7,242,287 common shares pursuant to two private placements as well as the exercise of warrants and stock options.

On December 31, 2002, Superior closed a private placement of 428,570 flow through and 1,000,003 non-flow through units at $0.35 per unit for gross proceeds of $500,000. Each flow through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole warrant entitles the holder to buy one non-flow through common share for $0.60 within 12 months after closing. The agent was paid a commission of 7.5% of gross proceeds and received 142,857 broker warrants. Each broker warrant entitles the holder to buy one non-flow through common share at a price of $0.40 within 12 months after closing. An amount equal to the proceeds from the flow through shares was renounced under the "look-back rule" for the year ended December 31, 2002.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. As a result of stock options granted to non-employees, the Company recognized $152,854 as stock-based compensation expense and included this amount in contributed surplus.

On May 4, 2001, the Company issued 1,785,714 units for $0.14 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant that entitled the purchaser to purchase one additional common share for $0.17. These warrants were exercised in August 2002.

On November 30, 2000, the Company's creditors agreed to accept 369,070 shares at a deemed price of $0.2025 per common share as settlement of outstanding payables. The difference between the book amount and the value of the shares issued is included within the statement of loss and deficit as settlement of accounts payable.

During the period ended December 31, 2002, the value of resource properties increased by $594,343 of which $294,881 relates to the acquisition of mineral assets. A total of $299,462 in exploration expenditures ($158,262 on a cash basis) was incurred on the Company's resource properties during the period.

In management's view, the Company's cash position is sufficient to fund planned exploration expenditures and meet ongoing obligations in the short term.

### Outlook

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known economic diamond deposit. Other risks facing the Company include competition and marketing, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

The Company will focus the majority of its exploration activities in Ontario, Canada, and as opportunities present themselves will form alliances with third parties in order to reduce shareholder risk. As an exploration company, the future liquidity of Superior will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.

Computershare

**Computershare Trust Company of Canada**
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

November 25, 2002

To All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: Superior Diamonds Inc.

We confirm that the following material was sent by pre-paid mail on November 25, 2002, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. First Quarter Report including Letter to Shareholders / Management Discussion and Analysis / Interim Financial Statements for the four month period ending September 30, 2002 / Quarterly and Year End Report BC Form 51-901F for the quarter ended September 30, 2002 / Schedule B - Supplementary Information

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
A/Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

# FORM 51-901F

## QUARTERLY REPORT

| | | |
|---|---|---|
| Incorporated as part of: | x | Schedule A |
| | | Schedule B & C |

## ISSUER DETAILS:

| | |
|---|---|
| For Quarter Ended: | September 30, 2002 |
| Date of Report: | November 15, 2002 |
| Name of Issuer: | Superior Diamonds Inc.(formerly Consolidated Ouro Brasil Ltd) |
| Issuer's Address: | PO Box 54060, Suite 1515, 700 W Pender Steeet Vancouver, B.C V6C 3P4 |
| Issuer's Fax Number: | 604-688-5175 |
| Issuer's Phone Number: | 604-806-0667 |
| Contact Person: | Parkash K. Athwal |
| Contact's Position: | Vice President, Finance |
| Contact Telephone Number: | 604-806-0667 |

## CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

| | | |
|---|---|---|
| John G. Paterson | "John G. Paterson" | November 15, 2002 |
| Name of Director | Signed (typed) | Date Signed |
| Thomas W. Beattie | "Thomas W. Beattie" | November 15, 2002 |
| Name of Director | Signed (typed) | Date Signed |

## TO OUR SHAREHOLDERS

Superior Diamonds Inc. is exploring a large project area in Northwestern Ontario within an area of some 33,000 square kilometres. Exploration work has concentrated in favorable structural zones which are known to host diamondiferous kimberlites just east of the project.

Circular airborne magnetic targets interpreted from proprietary airborne magnetic/electromagnetic data were also a focus of the summer field program.

The 2002 summer field program consisted of till and alluvial sampling (588 samples) for kimberlite indicator minerals adjacent to geophysical targets as well as regional surveys throughout the total project area. The company presently has 16 claim blocks totaling 4,096 hectares covering circular magnetic targets in the Rowlandson Lake area. A further 14 magnetic targets in this area presently are not claimed. All of the targets were sampled.

Results have been received for approximately 60% of the samples and 20 areas are positive for kimberlite indicator minerals including recovery of minerals with diamond inclusion chemistry.

The Company has initiated a high sense airborne magnetic survey at 150 metre line spacing to better define targets. When complete geochemical and geophysical results are available, a full review of the exploration data will be carried out and will provide the basis for a diamond drilling program to test priority targets.

John Paterson

President and CEO

**SUPERIOR DIAMONDS INC.**
(formerly Consolidated Ouro Brasil Ltd.)

MANAGEMENT DISCUSSION & ANALYSIS
For the Four Month Period ended September 30, 2002
Compared with the Three Month Period Ended August 31, 2001

This interim Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Company's MD&A for the year ended May 31, 2002 and the interim financial statements for the period ended September 30, 2002. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous year's discussion.

***Overview***

On August 29, 2002 the Company completed a business reorganization pursuant to the acquisition agreement entered into in April 2002 with Aurora Platinum Corp. ("Aurora") whereby the Company issued to Aurora 13,150,000 common shares and 550,000 share purchase warrants in exchange for interests in certain mineral claims and related rights.

There was a change in management and Aurora obtained control by owning 58% of the outstanding shares of the Company. All directors except K. Wayne Livingstone resigned from the Board of Directors and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, were appointed to the Board of Directors of the Company, with John G. Paterson being appointed as President and Susy Horna as Secretary.

The Company changed its name to Superior Diamonds Inc. and changed its fiscal year end date from May 31 to December 31. As a result, the Company will have a transition year of seven months ending December 31, 2002 and the current interim period ended September 30 was four months. The Company also changed its currency of reporting from U. S. dollars to Canadian dollars.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result, the comparisons to the period in 2001 in the following discussion may not be meaningful.

***Description of Business***

Subsequent to the business reorganization, the Company commenced its diamond exploration activities by focusing within a 33,000 square kilometre area of northern Ontario in specific structural zones which are known to host diamondiferous kimberlites. During the period the Company had 16 claim blocks totaling 4,096 hectares in the Rowlandson Lake area.

The Company plans to fly a high sense airborne magnetic survey in November to better define drill targets, and expects to commence drilling by the end of November.

***Results of Operations***

Net loss for the four month period ended September 30, 2002 was $304,072 or $0.03 per share compared to a net loss of $1,875 or $0.00 per share for the period ended August 31, 2001. The loss pertains mainly to expenditures relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock based compensation.

*Consulting and management fees* includes $4,000 and $2,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively in September pursuant to separate administrative services agreements, $18,931 in fees on account of consulting and management services provided by directors, officers and other consultants, and $152,854 relating to stock based compensation expense for stock options granted to non-employees during the period ended September 30, 2002.

*Investor relations* expense of $9,455 and $1,824 for the periods ending September 30, 2002 and August 31, 2001 respectively, includes regulatory and transfer agent fees and the costs related to the printing and dissemination of shareholder information.

*Legal and accounting* expense of $113,125 is composed mainly of legal fees relating to the business reorganization.

***Financial Condition, Liquidity and Capital Resources***

The Company's working capital position at September 30, 2002 was $1,012,396 compared to $5,531 as at May 31, 2002.

The increase in working capital resulted from the proceeds of a private placement completed concurrently with the business reorganization as well as the exercise of stock options and share purchase warrants.

On August 29, 2002 the Company received net proceeds of $919,975 from the private placement of 4,000,000 units at $0.25 per unit with each unit consisting of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share at $0.50 within 12 months from completion of the transaction.

Proceeds of $308,890 were also received from the exercise of 1,785,714 share purchase warrants at $0.17 per share and 28,000 stock options at $0.19 per share.

On September 1, 2002 the Company entered into an Administrative Services Agreement with Southwestern whereby a fee of $4,000 per month is charged to the Company for use of office facilities, secretarial, and other administrative supplies and services provided in

Vancouver, B.C. The Company also entered into an Administrative Services Agreement with Aurora whereby a fee of $2,000 per month is charged to Superior for use of office facilities and other administrative supplies and services provided in Sudbury, Ontario.

### *Outlook*

The Company will use the proceeds from its recent financing to fund initial exploration work and for general corporate purposes. The Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, undertake exploration and development of diamond properties. However, in management's view, the Company's cash position is sufficient to fund planned exploration work and meet ongoing obligations in the short term.

## SUPERIOR DIAMONDS INC.

**(formerly Consolidated Ouro Brasil Ltd.)**

BALANCE SHEETS

(Unaudited)

| | As at September 30 2002 | As at May 31 2002 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 1,074,185 | $ 33,417 |
| Exploration advances and other receivables | 22,324 | 4,610 |
| | 1,096,509 | 38,027 |
| Resource properties (note 3) | 365,664 | - |
| | $ 1,462,173 | $ 38,027 |
| **Liabilities** | | |
| Current | | |
| Accounts payable and accured charges | $ 58,123 | $ 32,496 |
| Due to affiliated company (note 5) | 25,990 | - |
| | 84,113 | 32,496 |
| **Shareholders' Equity** | | |
| Share capital (note 4) | | |
| Authorized<br>100,000,000 common shares without par value<br>Issued<br>22,659,115 common shares (May 2001 - 3,695,401) | 7,917,590 | 6,393,843 |
| Additional paid-in capital | 152,854 | - |
| Deficit | (6,692,384) | (6,388,312) |
| | 1,378,060 | 5,531 |
| | $ 1,462,173 | $ 38,027 |

APPROVED BY THE BOARD

"John G. Paterson"
Director

"Thomas W. Beattie"
Director

# SUPERIOR DIAMONDS INC.

**(formerly Consolidated Ouro Brasil Ltd.)**

STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

| | Four months ending September 30 2002 | Three months ending August 31 2001 |
|---|---|---|
| **Expenses** | | |
| Consulting and management fees (note 4b) | $ 177,785 | $ - |
| Investor Relations | 9,455 | 1,824 |
| Legal and Accounting | 113,125 | 161 |
| Office expense | 4,625 | - |
| Travel | 1,521 | - |
| Loss before undernoted item | (306,511) | (1,985) |
| Interest income | 2,439 | 110 |
| Net loss for the period | (304,072) | (1,875) |
| Deficit at beginning of period | (6,388,312) | (6,403,153) |
| Deficit at end of period | $ (6,692,384) | $ (6,405,028) |
| Loss per share | $ (0.03) | $0.00 |

## SUPERIOR DIAMONDS INC.

**(formerly Consolidated Ouro Brasil Ltd.)**

STATEMENTS OF CASH FLOWS

(Unaudited)

| | | Four months ending September 30 2002 | | Three months ending August 31 2001 |
|---|---|---|---|---|
| **Operating Activities** | | | | |
| Net loss for the period | $ | (304,072) | $ | (1,875) |
| Items not involving cash: | | | | |
| Stock-based compensation | | [illegible] | | - |
| | | | | (1,875) |
| Change in non-cash operating working capital items | | | | |
| (Increase)decrease in exploration advances and other receivables | | | | 2,918 |
| Increase(decrease) in accounts payable and accrued charges | | | | (1,298) |
| | | | | (255) |
| **Investing Activities** | | | | |
| Resource property expenditures | | | | - |
| | | | | - |
| **Financing Activity** | | | | |
| Shares issued | | | | - |
| | | | | - |
| Increase(decrease) in cash and cash equivalents during the period | | | | (255) |
| Cash and cash equivalents at beginning of period | | | | 152,476 |
| Cash and cash equivalents at end of period | | | $ | 152,221 |
| Cash and cash equivalents consist of: | | | | |
| Cash | | | | 152,221 |
| Short - term investments | | | | - |
| Cash and cash equivalents at end of period | | | $ | 152,221 |

**see note 6 for supplemental cash flow information**

# FORM 51-901F

## QUARTERLY REPORT

| | | |
|---|---|---|
| **Incorporated as part of:** | [ ] | **Schedule A** |
| | [X] | **Schedule B & C** |

## ISSUER DETAILS:

| | |
|---|---|
| **For Quarter Ended:** | **September 30, 2002** |
| **Date of Report:** | **November 15, 2002** |
| **Name of Issuer:** | **Superior Diamonds Inc.(formerly Consolidated Ouro Brasil Ltd)** |
| **Issuer's Address:** | **PO Box 54060, Suite 1515, 700 W Pender Steeet Vancouver, B.C V6C 3P4** |
| **Issuer's Fax Number:** | **604-688-5175** |
| **Issuer's Phone Number:** | **604-806-0667** |
| **Contact Person:** | **Parkash K. Athwal** |
| **Contact's Position:** | **Vice President, Finance** |
| **Contact Telephone Number:** | **604-806-0667** |

## CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

| | | |
|---|---|---|
| John G. Paterson | "John G. Paterson" | November 15, 2002 |
| Name of Director | Signed (typed) | Date Signed |
| Thomas W. Beattie | "Thomas W. Beattie" | November 15, 2002 |
| Name of Director | Signed (typed) | Date Signed |

**Superior Diamonds Inc.(formerly Consolidated Ouro Brasil. Ltd.)**
**Quarterly Report - Form 51-901F**
**For the four month period ended September 30, 2002**

**Schedule B : Supplementary Information**

**Related Party Transactions for the four month period ended September 30, 2002**

| | |
|---|---|
| Fees paid on account of consulting and management services provided by directors and officers | $12,519 |
| Amounts paid to Aurora Platinum Corp. under terms of an administrative agreement | $2,000 * |
| Amount due to Aurora Platinum Corp. | $25,990 |

* For administrative services such as accounting, secretarial, office supplies, rent, and insurance.

**Common Shares issued during the four month period ended September 30, 2002**

| Date | Purpose | Shares | Proceeds | Price | Commission | Consideration |
|---|---|---|---|---|---|---|
| August 28/02 | Mineral claim acquisition | 13,150,000 | $294,881 | $0.02 | - | Mineral property |
| August 28/02 | Private Placement | 4,000,000 | $1,000,000 | $0.25 | $75,000 | Cash |
| August 28/02 | Exercise of warrants | 1,785,714 | $303,571 | $0.17 | - | Cash |
| September 4/02 | Exercise of options | 28,000 | $5,320 | $0.19 | - | Cash |

**Share Capital as at September 30, 2002**

| | Common |
|---|---|
| Authorized shares | 100,000,000 |
| Par value | without par value |
| Shares issued | 22,659,115 |

**Warrants issued during the four month period ended September 30, 2002**

The Company issued 550,000 warrants pursuant to an agreement with Aurora Platinum Corp. for the acquisition of certain mineral claims and rights. Each warrant entitles Aurora to purchase one common share for $0.25 until August 28, 2004.

The Company issued 2,000,000 warrants pursuant to a private placement. As part of the same private placement, the Company issued to the 325,000 warrants to the agent and 75,000 warrants were issued to a third party as a finders fee. Each warrant entites the holder to buy one common share at $0.50 until August 28, 2003.

**Warrants outstanding at September 30, 2002**

| Number | Exercise Price | Expiry Date |
|---|---|---|
| 550,000 | $0.25 | August 28, 2004 |
| 2,400,000 | $0.50 | August 28, 2003 |

**Stock Options Granted during the four month period ended September 30, 2002**

| Date | Optionee | Number | Price | Expiry |
|---|---|---|---|---|
| August 29/02 | J. Paterson | 600,000 | $0.25 | August 28/07 |
| August 29/02 | T. Beattie | 300,000 | $0.25 | August 28/07 |
| August 29/02 | W. Livingstone | 150,000 | $0.25 | August 28/07 |
| August 29/02 | M. Winn | 100,000 | $0.25 | August 28/07 |
| August 29/02 | P. Athwal | 200,000 | $0.25 | August 28/07 |
| August 29/02 | S.Horna | 50,000 | $0.25 | August 28/07 |
| August 29/02 | Consultants | 450,000 | $0.25 | August 28/07 |
| August 29/02 | Management company employees | 1,150,000 | $0.25 | August 28/07 |

**Options Outstanding as at September 30, 2002**

| Number | Exercise Price | Expiry |
|---|---|---|
| 3,000,000 | $0.25 | Aug 28/07 |

**Consolidated Statement of Office Expense**

| | For the four month period ended September 30, 2002 |
|---|---|
| Supplies and services | $3,962 |
| Telephone, fax, postage | 261 |
| Bank charges | 66 |
| Salary and benefits | 336 |
| | $4,625 |

**Directors and Officers of Superior Diamonds Inc.**

| | | |
|---|---|---|
| John G. Paterson | Director, President and CEO | Vancouver, B.C. |
| Michael D. Winn | Director | Laguna Beach, California |
| K. Wayne Livingstone | Director | Surrey, BC |
| Thomas W. Beattie | Director | West Vancouver, B.C. |
| Parkash K. Athwal | CFO | Ladner, B.C. |
| Susy Horna | Secretary | Surrey, B.C. |

**Schedule C : Management Discussion (see attachment)**

**SUPERIOR DIAMONDS INC.**
(formerly Consolidated Ouro Brasil Ltd.)

MANAGEMENT DISCUSSION & ANALYSIS
For the Four Month Period ended September 30, 2002
Compared with the Three Month Period Ended August 31, 2001

This interim Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Company's MD&A for the year ended May 31, 2002 and the interim financial statements for the period ended September 30, 2002. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous year's discussion.

*Overview*

On August 29, 2002 the Company completed a business reorganization pursuant to the acquisition agreement entered into in April 2002 with Aurora Platinum Corp. ("Aurora") whereby the Company issued to Aurora 13,150,000 common shares and 550,000 share purchase warrants in exchange for interests in certain mineral claims and related rights.

There was a change in management and Aurora obtained control by owning 58% of the outstanding shares of the Company. All directors except K. Wayne Livingstone resigned from the Board of Directors and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, were appointed to the Board of Directors of the Company, with John G. Paterson being appointed as President and Susy Horna as Secretary.

The Company changed its name to Superior Diamonds Inc. and changed its fiscal year end date from May 31 to December 31. As a result, the Company will have a transition year of seven months ending December 31, 2002 and the current interim period ended September 30 was four months. The Company also changed its currency of reporting from U. S. dollars to Canadian dollars.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result, the comparisons to the period in 2001 in the following discussion may not be meaningful.

*Description of Business*

Subsequent to the business reorganization, the Company commenced its diamond exploration activities by focusing within a 33,000 square kilometre area of northern Ontario in specific structural zones which are known to host diamondiferous kimberlites. During the period the Company had 16 claim blocks totaling 4,096 hectares in the Rowlandson Lake area.

The Company plans to fly a high sense airborne magnetic survey in November to better define drill targets, and expects to commence drilling by the end of November.

***Results of Operations***

Net loss for the four month period ended September 30, 2002 was $304,072 or $0.03 per share compared to a net loss of $1,875 or $0.00 per share for the period ended August 31, 2001. The loss pertains mainly to expenditures relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock based compensation.

*Consulting and management fees* includes $4,000 and $2,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively in September pursuant to separate administrative services agreements, $18,931 in fees on account of consulting and management services provided by directors, officers and other consultants, and $152,854 relating to stock based compensation expense for stock options granted to non-employees during the period ended September 30, 2002.

*Investor relations* expense of $9,455 and $1,824 for the periods ending September 30, 2002 and August 31, 2001 respectively, includes regulatory and transfer agent fees and the costs related to the printing and dissemination of shareholder information.

*Legal and accounting* expense of $113,125 is composed mainly of legal fees relating to the business reorganization.

***Financial Condition, Liquidity and Capital Resources***

The Company's working capital position at September 30, 2002 was $1,012,396 compared to $5,531 as at May 31, 2002.

The increase in working capital resulted from the proceeds of a private placement completed concurrently with the business reorganization as well as the exercise of stock options and share purchase warrants.

On August 29, 2002 the Company received net proceeds of $919,975 from the private placement of 4,000,000 units at $0.25 per unit with each unit consisting of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share at $0.50 within 12 months from completion of the transaction.

Proceeds of $308,890 were also received from the exercise of 1,785,714 share purchase warrants at $0.17 per share and 28,000 stock options at $0.19 per share.

On September 1, 2002 the Company entered into an Administrative Services Agreement with Southwestern whereby a fee of $4,000 per month is charged to the Company for use of office facilities, secretarial, and other administrative supplies and services provided in

Vancouver, B.C. The Company also entered into an Administrative Services Agreement with Aurora whereby a fee of $2,000 per month is charged to Superior for use of office facilities and other administrative supplies and services provided in Sudbury, Ontario.

***Outlook***

The Company will use the proceeds from its recent financing to fund initial exploration work and for general corporate purposes. The Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, undertake exploration and development of diamond properties. However, in management's view, the Company's cash position is sufficient to fund planned exploration work and meet ongoing obligations in the short term.

**Computershare Trust Company of Canada**
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

October 10, 2002

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: SUPERIOR DIAMONDS INC.

We confirm that the following material was sent by pre-paid mail on October 10, 2002, to the registered shareholders of the subject Corporation:

1. Consolidated Financial Statements as at May 31, 2002 and 2001
2. Quarterly and Year End Report BC Form 51-901F for the Quarter Ended May 31, 2002/ Schedules B-C

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

*"Anita Dayal"*
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

# FORM 51-901F

## QUARTERLY REPORT

| | | |
|---|---|---|
| **Incorporated as part of:** | [ ] | **Schedule A** |
| | [X] | **Schedule B & C** |

## ISSUER DETAILS:

| | |
|---|---|
| **For Quarter Ended:** | **May 31, 2002** |
| **Date of Report:** | **October 1, 2002** |
| **Name of Issuer:** | **Superior Diamonds Inc.(formerly Consolidated Ouro Brasil Ltd)** |
| **Issuer's Address:** | **PO Box 54060, Suite 1515, 700 W Pender Steeet Vancouver, B.C V6C 3P4** |
| **Issuer's Fax Number:** | **604-688-5175** |
| **Issuer's Phone Number:** | **604-806-0667** |
| **Contact Person:** | **Parkash K. Athwal** |
| **Contact's Position:** | **Vice President, Finance** |
| **Contact Telephone Number:** | **604-806-0667** |

## CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

| | | |
|---|---|---|
| John G. Paterson | "John G. Paterson" | October 1, 2002 |
| Name of Director | Signed (typed) | Date Signed |
| Thomas W. Beattie | "Thomas W. Beattie" | October 1, 2002 |
| Name of Director | Signed (typed) | Date Signed |

**CONSOLIDATED OURO BRASIL LTD.**
**YEAR ENDED MAY 31, 2002**
**BC FORM 51-901F**
**(all figures in U.S. dollars unless otherwise noted)**

**SCHEDULE B: SUPPLEMENTARY INFORMATION**

**Analysis of expenses and deferred costs:**

| | |
|---|---|
| Legal and audit | 25,130 |
| Corporate reorganization | 16,134 |
| Management fees | 2,866 |
| General & administration | 4,566 |
| Transfer agent | 9,804 |
| | 58,500 |

Deferred Costs: Nil

**Related Party transactions**

During the period, $2,866 was paid to an officer for accounting and management services.

**Summary of securities issued and options granted during the period**

There were no securities or options issued during the period.

**Summary of securities as at the end of May 31, 2002**

Authorized share capital: 100,000,000 common shares without par value

Total shares issued and outstanding and their recorded value:

3,695,401 common shares with share capital value of $4,185,822

**Summary of options and warrants outstanding**

Stock Options Outstanding

| Expiry Date | Cdn $/ Share | Number of Shares |
|---|---|---|
| April 15/03 | 0.21 | 8,750 |
| October 18/05 | 0.19 | 85,500 |
| Total outstanding | 0.19 | 94,250 |

Warrants outstanding:

An aggregate of 1,785,714 share purchase warrants exercisable of up to an aggregate of 1,785,.714 common shares at an exercise price of $0.17 CDN per common share, expiring on May 3, 2003.

**Number of shares in escrow or subject to a pooling agreement:**

Common shares escrowed: 14,063

**List of directors as at the date of this report:**

John G. Paterson, President and Director
Thomas W. Beattie, Director
Michael Winn, Director
K. Wayne Livingstone, Director

**Schedule C : Management Discussion ( see attachment)**

CONSOLIDATED OURO BRASIL LTD.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE YEARS ENDED MAY 31, 2002, AND 2001
(all amounts are in US dollars unless otherwise noted)

***Overview***

As at May 31, 2002, Consolidated Ouro Brasil Ltd. ("the Company") was designated as an "Inactive Issuer" on the TSX Venture Exchange.

During the year, management kept expenditures at a minimum while continuing to search for a suitable project for the Company.

During the past two years the Company has concentrated on minimizing its administrative costs and strengthening its balance sheet (completed a 10 to 1 share consolidation in 2000, completed a private placement in 2001, and completed a shares for debt settlement in 2001).

***Results of Operations***

Net loss for the year ended May 31, 2002 was $45,008 or $0.01 per share when compared to a net gain of $47,369 or $0.03 per share in 2001. The loss in 2002, when compared to the gain in 2001, was mainly due to expenditures relating to the acquisition agreement between the Company and Aurora Platinum Corp("Aurora") (ARP-TSX Venture) in 2002($16,134), as well as related legal and regulatory expenses that were not incurred in 2001. In addition, there was a $94,134 gain on settlement of accounts payable in 2001 when compared to only $13,539 in 2002.

***Financial Condition, Liquidity and Capital Resources***

The Company had working capital of $3,621 as of May 31, 2002 compared to $48, 337 on May 31, 2001.

On April 4, 2002 the Company entered into an agreement with Aurora regarding the Company's acquisition of interest in certain mineral claims and related rights (the "Kimberlite Assets") held by Aurora in exchange for the Company issuing to Aurora 13,150,000 common shares and 550,000 share purchase warrants. The acquisition of the Kimberlite Assets constitutes a reverse takeover ("RTO") transaction for the Company under the policies of the TSX Venture Exchange (the "Exchange"), and is subject to shareholder and regulatory approval. (See section under Outlook.)

The Company' shares were halted from trading on the Exchange as a result of the proposed RTO.

***Outlook***

On August 16, 2002, a special meeting of shareholders was held and shareholder approval was received for the RTO with Aurora, and on August 29 the transactions set out in the acquisition agreement also received regulatory approval. The Company acquired the Kimberlite Assets from Aurora in exchange for the Company issuing 13,150,000 common shares (the "Acquisition Shares") and 550,000 non-transferable share purchase warrants (the "Acquisition Warrants").

The Company changed its name to Superior Diamonds Inc. and trading of its shares on the Exchange resumed under the symbol SDX at the opening of trading on September 3, 2002.

Concurrent with and part of the RTO, the Company raised CDN$1 million through the sale of 4 million units at CDN$0.25 per unit. Each unit consists of one common share and one half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at CDN$0.50 within 12 months after closing. The proceeds will be applied to initial exploration work on the Kimberlite Assets and for general corporate purposes. The agent received a cash commission of 7.5% of the gross proceeds and 325,000 agent's warrants. A finders' fee of 75,000 warrants was issued to a third party.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. Each Acquisition Warrant will allow Aurora to purchase one share of the Company for CDN$0.25 for two years from issuance.

All directors of the Company except K. Wayne Livingstone resigned from the Board of Directors of the Company and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, were appointed to the Board of Directors of the Company, with John G. Paterson being appointed as President and Susy Horna being appointed as Secretary. As well, Deloitte & Touche were appointed as auditors. The Company also filed a notice of change of its year end date from May 31st to December 31st.

At the end of these transactions, Aurora held 58.11% of the Company's outstanding shares and 52.21% of the shares on a fully diluted basis.

As well on August 29, 2002, 1,785,714 warrants were exercised at a price of CDN$0.17 for proceeds of $303,571.

In management's view, the Company's cash position is sufficient to fund planned exploration expenditures and meet ongoing obligations in the short term.

British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
## BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Consolidated Ouro Brasil Ltd. | February 28, 2002 | 02/14/22 |

ISSUER'S ADDRESS

Suite 1260 – 999 West Hastings St.

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | B.C. | V6C 2W2 | 604-683-6640 | 604-264-9771 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Aris Morfopoulos | Secretary | 683-6640 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| aris@morfopoulos.com | None |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Eric Pinkney"* | Eric Pinkney | 02/04/22 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"K. Wayne Livingstone"* | K. Wayne Livingstone | 02/04/22 |

(Electronic signatures should be entered in "quotations".)

**CONSOLIDATED OURO BRASIL LTD.**
**CONSOLIDATED INTERIM BALANCE SHEETS**
**FEBRUARY 28, 2002 AND MAY 31, 2001**
**(PREPARED BY MANAGEMENT WITHOUT AUDIT)**
**(Expressed in U.S. dollars)**

| | February 28, 2002 | May 31, 2001 |
|---|---|---|
| **Assets** | | |
| **Current** | | |
| Cash and term deposits | $ 77,694 | $ 98,519 |
| Accounts receivable | 1,535 | 4,007 |
| | 79,229 | 102,526 |
| **Fixed Assets** | 291 | 291 |
| **Mineral Properties** | 1 | 1 |
| | 79,521 | 102,818 |
| **Liabilities** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | 52,758 | 54,189 |
| | 52,758 | 54,189 |
| **Shareholders' Equity** | | |
| Capital Stock | 4,185,822 | 4,185,822 |
| **Deficit** | (4,159,059) | (4,137,193) |
| | 26,763 | 48,629 |
| | $ 79,521 | $ 102,818 |

Approved on behalf of the Board:

*"Eric Pinkney"*
Director

*"K. Wayne Livingstone"*
Director

CONSOLIDATED OURO BRASIL LTD.

## CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
## FOR THE THREE AND NINE MONTH PERIODS ENDED FEBRUARY 28, 2002
## (PREPARED BY MANAGEMENT WITHOUT AUDIT)
**(Expressed in U.S. dollars)**

| | Three months ended February 28 | | Nine months ended February 28 | |
|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** |
| **Expenses** | | | | |
| General and administration | $ 1,528 | $ 13,988 | $ 3,957 | $ 14,422 |
| Legal and audit | 12,649 | 13,577 | 12,754 | 13,577 |
| Transfer agent and listings | 3,043 | 2,479 | 5,255 | 5,414 |
| Write-off of accounts payable | - | (59,862) | - | (59,862) |
| | 17,220 | (29,818) | 21,966 | (26,449) |
| **Interest income** | - | - | (101) | - |
| **Net Loss (Gain) for Period** | 17,220 | (29,818) | 21,865 | (26,449) |
| ***Deficit, beginning of Period*** | 4,141,839 | 4,187,933 | 4,137,194 | 4,184,564 |
| **Deficit, end of Period** | $4,159,059 | $4,158,115 | $4,159,059 | $4,158,115 |
| **Loss per share for the Period** | < 0.01 | < 0.01 | < 0.01 | < 0.01 |

## CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
## FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2002
## (PREPARED BY MANAGEMENT WITHOUT AUDIT)
**(Expressed in U.S. dollars)**

| | Three months ended February 28 | | Nine months ended February 28 | |
|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** |
| **Cash Provided By (Used In) Operating Activities** | | | | |
| Gain (Net loss) | $(17,220) | $ 29,818 | $ (21,865) | $ 26,449 |
| Items not involving cash | - | - | - | - |
| | (17,220) | 29,818 | (21,865) | 26,449 |
| **Changes in Non-Cash Working Capital** | (19) | (80,014) | 1,040 | (77,039) |
| | (17,239) | (50,196) | (20,825) | (56,590) |
| **Financing Activities** | | | | |
| Shares for debt settlements | - | 49,841 | - | 49,841 |
| **Increase (Decrease) in Cash** | (17,239) | (355) | (20,825) | (749) |
| **Cash and Term Deposits, Beginning of Period** | 94,933 | 2,347 | 98,519 | 2,741 |
| **Cash and Term Deposits, End of Period** | $ 77,694 | $ 1,992 | $ 77,694 | $ 1,992 |

British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
## BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

| | |
|---|---|
| ___ | Schedule A |
| X | Schedules B and C |

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Consolidated Ouro Brasil Ltd. | February 28, 2002 | 02/14/22 |

ISSUER'S ADDRESS

Suite 1260 – 999 West Hastings St.

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | B.C. | V6C 2W2 | 604-683-6640 | 604-264-9771 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Aris Morfopoulos | Secretary | 683-6640 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| aris@morfopoulos.com | None |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Eric Pinkney"* | Eric Pinkney | 02/04/22 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"K. Wayne Livingstone"* | K. Wayne Livingstone | 02/04/22 |

(Electronic signatures should be entered in "quotations".)

(all figures in U.S. dollars unless otherwise noted)

## SCHEDULE B: SUPPLEMENTARY INFORMATION

1. **Analysis of expenses and deferred costs:**

Breakdown of Expenses (current year to date):

| | |
|---|---|
| General and Administrative | |
| Bank charges | $ 117 |
| Office expenses and supplies | 550 |
| Investor communications | 1,876 |
| Accounting and administrative fees | 1,414 |
| | 3,957 |
| Transfer agent and listings | |
| Transfer agent | 3,016 |
| Listing and filing fees | 2,239 |
| | $ 5,255 |

Deferred costs: Nil

2. **Related party transactions:**

In the third quarter a total of $1,414 for accounting and administrative services was paid to a management company controlled by Aris Morfopoulos, Secretary.

3. **Summary of securities issued and options granted during the period:** Nil

4. **Summary of securities as at the end of the quarter:**

a) **Authorized share capital:** 100,000,000 common shares without par value

b) **Total shares issued and outstanding and their recorded value:**

3,695,401 common shares with share capital value of $4,185,822

c) **Summary of options and warrants outstanding:**

| Stock Options Outstanding: | Expiry Date | Can. $/sh | No. of Shares |
|---|---|---|---|
| To directors and officers: | Apr 16/03 | $0.21 | 8,750 |
| | Oct. 18/05 | $0.19 | 85,500 |
| Total Options Outstanding | | | 94,250 |

Warrants outstanding:

An aggregate of 1,785,714 share purchase warrants exercisable for up to an aggregate of 1,785,714 common shares at an exercise price of $0.17 Can. per common share, expiring on May 3, 2003.

**d) Number of shares in escrow or subject to a pooling agreement:**

Common shares escrowed: 14,063

**5. List of directors and officers as at the date of this report:**

Eric Pinkney, President and Director
K. Wayne Livingstone, Director
Kevin Winter, Director
Aris Morfopoulos, Corporate Secretary

**(all figures in U.S. dollars unless otherwise noted)**

## SCHEDULE C: MANAGEMENT DISCUSSION

Consolidated Ouro Brasil Ltd. ("Ouro Brasil" or the "Company") continues to be designated as an "Inactive Issuer" on the Canadian Venture Exchange.

In the first three quarters of this year, management kept expenditures at a minimum while completing its annual audit, annual general meeting of shareholders and continuing to search for a suitable project for the Company.

On November 20, 2001 the Company announced a proposed Can.$180,000 private placement consisting of 1,200,000 units at Can.$0.15 per unit with each unit comprised of one common share and one share purchase warrant authorizing the holder to purchase an additional common share at a purchase price of Can.$0.20 per common share for a period of two years. The private placement was abandoned in January 2002 without closing.

There were no investor relations activities or other material events undertaken or incurred in the current fiscal year to date.

The Company has incurred operating losses of $21,865 in the first three quarters of this year, consisting solely as a result of administrative costs. The Company had approximately $27,000 in working capital at February 28, 2002. The Company will not have sufficient funds to meet its general and administrative expenses and maintain minimum working capital requirements over the next 12 months without the injection of additional capital.

Subsequent Events – RTO Announcement

Subsequent to the end of the quarter, the Company announced that it entered into a letter agreement with Aurora Platinum Corp ("Aurora"), a CDNX-listed company (ARP-CDNX) dated April 3, 2002 regarding Ouro Brasil's acquisition of interests in certain mineral claims and related rights (the "Diamond Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares (the "Acquisition Shares"). The acquisition of the Diamond Assets will constitute a reverse takeover ("RTO") transaction for Ouro Brasil under the policies of the Canadian Venture Exchange (the "Exchange") and it is anticipated that the Acquisition Shares will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with, and part and parcel of, the acquisition of the Diamond Assets and the RTO, Ouro Brasil proposes to complete a private placement (the "Private Placement") to raise up to $1 million through the sale of up to 4,000,000 units at $0.25 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the diamond interests to be acquired from Aurora, and for general corporate purposes. The Private Placement may be carried out by way of an issuance of special warrants, convertible into Units having the above terms. The Private Placement is subject to Exchange acceptance.

The Diamond Assets which Ouro Brasil intends to acquire are comprised of (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario, and (b)

rights to related geological information, primarily in the form of airborne magnetic/electromagnetic data, and other rights. . Pursuant to the Acquisition Agreement, Ouro Brasil will have all diamond exploration and development rights in the area, while Aurora will retain the rights to other minerals that may be found on the properties. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of Can.$2.5 million per diamond mine developed.

Geophysical consultants for Aurora have reviewed and compiled proprietary airborne magnetic/electromagnetic data over all of the claim blocks. Kimberlite targets were modelled from the proprietary airborne data. Helicopter supported till/alluvial sampling down ice from each claim block was also completed. Heavy mineral concentrates were picked for kimberlite indicator minerals which in turn were probed to determine their chemistry. The cost of this initial program was Can.$98,500.

Evaluation of the claim blocks is still in progress, however, the till and alluvial sampling by Aurora has identified kimberlite indicator minerals in several areas. Significant exploration activity in the area is also being conducted by a number of other companies. A two phase exploration program for the property is recommended with an expenditure of Can.$195,300 in Phase 1 and Can.$908,500 in Phase II.

Completion of the acquisition of the Diamond Assets is subject to a number of conditions, including but not limited to, Exchange acceptance, Ouro Brasil shareholder approval, due diligence examinations, completion of the Private Placement, receipt of all necessary technical reports concerning the Diamond Assets and execution of definitive documentation. The acquisition cannot close until the required Ouro Brasil shareholder approval is obtained and Ouro Brasil intends to schedule a meeting of shareholders as soon as practicable to consider the RTO, among other things. There cannot be assurances that the transaction will be completed as proposed or at all.

Ouro Brasil will be required to retain a sponsor in connection with the RTO and is presently negotiating an agreement for a sponsor. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

Upon completion of the RTO, it is expected that all of the directors of Ouro Brasil except K. Wayne Livingstone will resign from the Board of Directors of Ouro Brasil, and that John G. Paterson, Thomas W. Beattie, and Michael Winn, nominees of Aurora, will be appointed to the Board of Directors of Ouro Brasil, with John G. Paterson being appointed as President and Susy Horna being appointed as Secretary.

After the issuance of the Acquisition Shares, the completion of the Private Placement and the anticipated exercise of 1,785,714 of the outstanding warrants prior to closing, it is expected that Ouro Brasil will have 22,631,115 shares outstanding (25,185,115 shares on a fully diluted basis). The 13,150,000 Acquisition Shares held by Aurora will represent 58.11% of the said 22,631,115 shares and 52.21% of the 25,185,115 shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora will have the right to maintain its equity interest in Ouro Brasil by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Ouro Brasil.

Ouro Brasil's shares have been halted from trading on the Exchange as a result of the RTO. Trading in the common shares of Ouro Brasil will remain halted until Ouro Brasil's sponsor (once appointed) has filed all required documentation and requested that trading resume and the Exchange has, among other things, completed all preliminary background searches in accordance with its policies.

For further information please refer to the Company's news release dated April 3, 2002.

**British Columbia Securities Commission**

# QUARTERLY AND YEAR END REPORT
**BC FORM 51-901F (previously Form 61)**

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Consolidated Ouro Brasil Ltd. | February 28, 2002 | 02/14/22 |

ISSUER'S ADDRESS

Suite 1260 – 999 West Hastings St.

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | B.C. | V6C 2W2 | 604-264-9771 | 604-264-9770 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Aris Morfopoulos | Secretary | 604-264-9770 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| aris@morfopoulos.com | None |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Eric Pinkney"* | Eric Pinkney | 02/04/22 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"K. Wayne Livingstone"* | K. Wayne Livingstone | 02/04/22 |

(Electronic signatures should be entered in "quotations".)

**CONSOLIDATED OURO BRASIL LTD.**
**CONSOLIDATED INTERIM BALANCE SHEETS**
**FEBRUARY 28, 2002 AND MAY 31, 2001**
**(PREPARED BY MANAGEMENT WITHOUT AUDIT)**
**(Expressed in U.S. dollars)**

| | February 28, 2002 | May 31, 2001 |
|---|---|---|
| **Assets** | | |
| **Current** | | |
| Cash and term deposits | $ 77,694 | $ 98,519 |
| Accounts receivable | 1,535 | 4,007 |
| | 79,229 | 102,526 |
| **Fixed Assets** | 291 | 291 |
| **Mineral Properties** | 1 | 1 |
| | 79,521 | 102,818 |
| **Liabilities** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | 52,758 | 54,189 |
| | 52,758 | 54,189 |
| **Shareholders' Equity** | | |
| Capital Stock | 4,185,822 | 4,185,822 |
| **Deficit** | (4,159,059) | (4,137,193) |
| | 26,763 | 48,629 |
| | $ 79,521 | $ 102,818 |

Approved on behalf of the Board:

*"Eric Pinkney"*
Director

*"K. Wayne Livingstone"*
Director

CONSOLIDATED OURO BRASIL LTD.

**CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND DEFICIT FOR THE THREE AND NINE MONTH PERIODS ENDED FEBRUARY 28, 2002 (PREPARED BY MANAGEMENT WITHOUT AUDIT)**
**(Expressed in U.S. dollars)**

| | Three months ended February 28 | | Nine months ended February 28 | |
|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** |
| **Expenses** | | | | |
| General and administration | $ 1,528 | $ 13,988 | $ 3,957 | $ 14,422 |
| Legal and audit | 12,649 | 13,577 | 12,754 | 13,577 |
| Transfer agent and listings | 3,043 | 2,479 | 5,255 | 5,414 |
| Write-off of accounts payable | - | (59,862) | - | (59,862) |
| | 17,220 | (29,818) | 21,966 | (26,449) |
| **Interest income** | - | - | (101) | - |
| **Net Loss (Gain) for Period** | 17,220 | (29,818) | 21,865 | (26,449) |
| **Deficit, beginning of Period** | 4,141,839 | 4,187,933 | 4,137,194 | 4,184,564 |
| **Deficit, end of Period** | $4,159,059 | $4,158,115 | $4,159,059 | $4,158,115 |
| **Loss per share for the Period** | < 0.01 | < 0.01 | < 0.01 | < 0.01 |

**CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2002 (PREPARED BY MANAGEMENT WITHOUT AUDIT)**
**(Expressed in U.S. dollars)**

| | Three months ended February 28 | | Nine months ended February 28 | |
|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** |
| **Cash Provided By (Used In) Operating Activities** | | | | |
| Gain (Net loss) | $(17,220) | $ 29,818 | $ (21,865) | $ 26,449 |
| Items not involving cash | - | - | - | - |
| | (17,220) | 29,818 | (21,865) | 26,449 |
| **Changes in Non-Cash Working Capital** | (19) | (80,014) | 1,040 | (77,039) |
| | (17,239) | (50,196) | (20,825) | (56,590) |
| **Financing Activities** | | | | |
| Shares for debt settlements | - | 49,841 | - | 49,841 |
| **Increase (Decrease) in Cash** | (17,239) | (355) | (20,825) | (749) |
| **Cash and Term Deposits, Beginning of Period** | 94,933 | 2,347 | 98,519 | 2,741 |
| **Cash and Term Deposits, End of Period** | $ 77,694 | $ 1,992 | $ 77,694 | $ 1,992 |

## 1. ORGANIZATION AND NATURE OF OPERATIONS

Included herein are the consolidated accounts of Consolidated Ouro Brasil Ltd. (the "Company"). The Company, incorporated under the laws of British Columbia, was continued in the jurisdiction of the Business Corporations Act (Yukon) on December 16, 1997. The Company is a reporting issuer in British Columbia.

On January 1, 2001, the Company's subsidiary, Ouro Brasil (Bahamas) Ltd. ("OBL") was dissolved. These financial statements include the operations of OBL up to the date of dissolution.

The Company is continuing its efforts to find a suitable business or project in the resource sector, and/or in other industries. The Company continues to be designated as an "Inactive Issuer" by the Canadian Venture Exchange.

## 2. SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

These financial statements include the accounts of Consolidated Ouro Brasil Ltd. and its wholly-owned subsidiary, OBL, up to the date of OBL's dissolution. All significant intercompany balances and transactions have been eliminated.

(b) Basis of presentation and change in accounting policy

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended May 31, 2001.

During the year, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, the major impact of which is the use of current income tax rates in the determination of future income taxes. Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These new standards also require that the future income tax assets and liabilities be measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse.

The Company has determined that this new recommendation has no impact on these interim consolidated financial statements.

3. **FIXED ASSETS**

| | Cost | Accumulated Depreciation | Net |
|---|---|---|---|
| Computer equipment | $1,178 | $887 | $291 |

4. **MINERAL PROPERTY**

| | |
|---|---|
| Raven Property (British Columbia – 500 hectares) | |
| Balance, beginning of year | $1 |
| Balance, end of period | $1 |

5. **CAPITAL STOCK**

(a) Authorized
100,000,000 Common shares

(b) Issued

| | Number of Shares | Amount |
|---|---|---|
| Balance, beginning of year | 3,695,401 | $4,185,822 |
| Issued during year | 0 | 0 |
| Balance, end of period | 3,695,401 | $4,185,822 |

(c) Escrow and restricted shares

At February 28 there are 14,063 shares (2000 - 14,063) held in escrow subject to the direction and determination of the Canadian Venture Exchange.

(d) Share purchase options and share purchase warrants

Details of the status of the Company's stock option plans as at February 28, 2002 and changes during the period then ended are as follows:

| | Shares | Weighted Average Exercise Price (CDN) |
|---|---|---|
| Outstanding, beginning of year | 154,000 | $ 0.19 |
| Expired | (59,750) | $ 0.19 |
| Outstanding, end of period | 154,000 | $ 0.19 |

At February 28, 2002, the following share purchase options were outstanding:

| Expiry Date | Exercise Price (CDN) | Number of Shares |
|---|---|---|
| April 16, 2003 | $ 0.21 | 8,750 |
| October 18, 2005 | $ 0.19 | 85,500 |

At February 28, 2002, the following share purchase warrants were outstanding. Each warrant entitles the holder to purchase one share of the Company:

| Expiry Date | Exercise Price (CDN) | Number of Warrants |
|---|---|---|
| May 3, 2003 | $ 0.17 | 1,785,714 |

## 6. RELATED PARTY TRANSACTIONS

During the period ended February 28, 2002, $1,414 for accounting administrative services was paid to a management company controlled by one of the officers of the Company.

## 7. SEGMENTED DISCLOSURE

All of the Company's capital assets are situated in Canada.

# CONSOLIDATED OURO BRASIL LTD.

**1260 – 999 W. Hastings St.**
**Vancouver, B.C.**
**V6C 2W2**

**Tel: (604) 683-6640     Fax: (604) 264-9771**

April 22, 2002

British Columbia Securities Commission
Regulatory and Statutory Filings
12th Floor – 701 W. Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

**Re: Quarterly Report Filing and Confirmation of Mailing**

We hereby certify that the attached Quarterly Report for the 9 months ended February 28, 2002 was sent today by prepaid mail to all eligible shareholders, according National Policy 41 requirements.

Yours truly,

**CONSOLIDATED OURO BRASIL LTD.**

"Aris Morfopoulos"

Aris Morfopoulos
Corporate Secretary

British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
## BC FORM 51-901F (previously Form 61)



INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Consolidated Ouro Brasil Ltd. | November 30, 2001 | 02/01/15 |

ISSUER'S ADDRESS

Suite 1260 – 999 West Hastings St.

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | B.C. | V6C 2W2 | 604-683-6640 | 604-264-9771 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Aris Morfopoulos | Secretary | 683-6640 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| aris@morfopoulos.com | None |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Eric Pinkney"* | Eric Pinkney | 02/01/15 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"K. Wayne Livingstone"* | K. Wayne Livingstone | 02/01/15 |

# CONSOLIDATED OURO BRASIL LTD.

**CONSOLIDATED INTERIM FINANCIAL STATEMENTS**
**(Expressed in U.S. dollars)**

**FOR THE SECOND QUARTER ENDED NOVEMBER 30, 2001**

**(PREPARED BY MANAGEMENT WITHOUT AUDIT)**

**CONSOLIDATED OURO BRASIL LTD.**
**CONSOLIDATED INTERIM BALANCE SHEETS**
**NOVEMBER 30, 2001 AND MAY 31, 2001**
**(PREPARED BY MANAGEMENT WITHOUT AUDIT)**
**(Expressed in U.S. dollars)**

| | November 30, 2001 | May 31, 2001 |
|---|---|---|
| **Assets** | | |
| **Current** | | |
| Cash and term deposits | $ 94,933 | $ 98,519 |
| Accounts receivable | 2,299 | 4,007 |
| | 97,232 | 102,526 |
| **Fixed Assets** | 291 | 291 |
| **Mineral Properties** | 1 | 1 |
| | 97,524 | 102,818 |
| **Liabilities** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | 53,541 | 54,189 |
| | 53,541 | 54,189 |
| **Shareholders' Equity** | | |
| Capital Stock | 4,185,822 | 4,185,822 |
| **Deficit** | (4,141,839) | (4,137,193) |
| | 43,983 | 48,629 |
| | $ 97,524 | $ 102,818 |

Approved on behalf of the Board:

*"Eric Pinkney"*
Director

*"K. Wayne Livingstone"*
Director

CONSOLIDATED OURO BRASIL LTD.

## CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
## FOR THE THREE AND SIX MONTH PERIODS ENDED NOVEMBER 30, 2001
## (PREPARED BY MANAGEMENT WITHOUT AUDIT)
**(Expressed in U.S. dollars)**

| | Three months ended November 30 | | Six months ended November 30 | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| **Expenses** | | | | |
| General and administration | $ 2,421 | $ 434 | $ 2,430 | $ 434 |
| Legal and audit | - | - | 105 | - |
| Transfer agent and listings | 1,020 | 1,871 | 2,212 | 2,935 |
| | 3,441 | 2,305 | 4,647 | 3,369 |
| **Interest income** | (29) | - | (102) | - |
| **Net Loss for Period** | 3,412 | 2,305 | 4,645 | 3,369 |
| **Deficit, beginning of Period** | 4,138,427 | 4,185,626 | 4,137,193 | 4,184,562 |
| **Deficit, end of Period** | $4,141,839 | $4,187,931 | $4,141,839 | $4,187,931 |
| **Loss per share for the Period** | < 0.01 | < 0.01 | < 0.01 | < 0.01 |

## CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
## FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2001
## (PREPARED BY MANAGEMENT WITHOUT AUDIT)
**(Expressed in U.S. dollars)**

| | Three months ended November 30 | | Six months ended November 30 | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** | **2000** |
| **Cash Provided By (Used In) Operating Activities** | | | | |
| Net loss | $(3,412) | $ (2,305) | $ (4,645) | $ (3,369) |
| Items not involving cash | - | - | - | - |
| | (3,412) | (2,305) | (4,645) | (3,369) |
| **Changes in Non-Cash Working Capital** | 1 | 1,934 | 1,059 | 2,975 |
| **Increase (Decrease) in Cash** | (3,411) | ( 371) | (3,586) | ( 394) |
| **Cash and Term Deposits, Beginning of Period** | 98,344 | 2,718 | 98,519 | 2,741 |
| **Cash and Term Deposits, End of Period** | $ 94,933 | $ 2,347 | $ 94,933 | $ 2,347 |

British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
## BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia

INCORPORATED AS PART OF:

| | |
|---|---|
| | Schedule A |
| X | Schedules B and C |

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Consolidated Ouro Brasil Ltd. | November 30, 2001 | 02/01/15 |

ISSUER'S ADDRESS

Suite 1260 – 999 West Hastings St.

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | B.C. | V6C 2W2 | 604-683-6640 | 604-264-9771 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Aris Morfopoulos | Secretary | 683-6640 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| aris@morfopoulos.com | None |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Eric Pinkney"* | Eric Pinkney | 02/01/15 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"K. Wayne Livingstone"* | K. Wayne Livingstone | 02/01/15 |

(all figures in U.S. dollars unless otherwise noted)

## SCHEDULE B: SUPPLEMENTARY INFORMATION

1. **Analysis of expenses and deferred costs:**

Breakdown of Expenses (current year to date):

| | |
|---|---|
| General and Administrative | |
| Office expenses and supplies | $ 256 |
| Investor communications | 2,174 |
| | 2,430 |
| Transfer agent and listings | |
| Transfer agent | 1,940 |
| Listing and filing fees | 272 |
| | $ 2,212 |

Deferred costs: Nil

2. **Related party transactions:** Nil

3. **Summary of securities issued and options granted during the period:** Nil

4. **Summary of securities as at the end of the quarter:**

a) **Authorized share capital:** 100,000,000 common shares without par value

b) **Total shares issued and outstanding and their recorded value:**

3,695,401 common shares with share capital value of $4,185,822

c) **Summary of options and warrants outstanding:**

| Stock Options Outstanding: | Expiry Date | Can. $/sh | No. of Shares |
|---|---|---|---|
| To directors and officers: | Aug 26/02 | $0.21 | 2,500 |
| | Apr 16/03 | $0.21 | 36,250 |
| | Oct. 18/05 | $0.19 | 113,500 |
| Sub-total | | | 152,250 |
| To employees | Apr 16/03 | $0.21 | 1,750 |
| Total Options Outstanding | | | 154,000 |

Warrants outstanding:

An aggregate of 1,785,714 share purchase warrants exercisable for up to an aggregate of 1,785,714 common shares at an exercise price of $0.17 Can. per common share, expiring on May 3, 2003.

**d) Number of shares in escrow or subject to a pooling agreement:**

Common shares escrowed: 14,063

**5. List of directors and officers as at the date of this report:**

Eric Pinkney, President and Director
K. Wayne Livingstone, Director
Kevin Winter, Director
Aris Morfopoulos, Corporate Secretary

## SCHEDULE C: MANAGEMENT DISCUSSION

The Company continues to be designated as an "Inactive Issuer" by the CDN exchange.

In the first two quarters of this year, management has kept expenditures at a minimum while completing its annual audit and this year's annual general meeting of shareholders. At the Company's annual general meeting of shareholders held on November 22, 2001 the following directors were re-elected:

Erik Pinkney
K.Wayne Livingstone
Kevin Winter

Following the meeting, the board re-appointed Eric Pinkney as President and CEO and Aris Morfopoulos as Secretary.

Management continues to investigate and pursue the potential acquisition or reverse take-over in either the advanced technology or resources sectors and is considering opportunities in both.

On November 20, 2001 the Company announced a proposed Can.$180,000 private placement consisting of 1,200,000 units at Can.$0.15 per unit with each unit comprised of one common share and one share purchase warrant authorizing the holder to purchase an additional common share at a purchase price of Can.$0.20 per common share for a period of two years. The private placement is subject to regulatory approval and has not been completed as of the date of this report.

There were no investor relations activities or other material events undertaken or incurred in the current fiscal year to date.

The Company has incurred operating losses of $4,645 in the first two quarters of this year, consisting solely as a result of administrative costs. The Company had approximately $44,000 in working capital at November 30, 2001. The Company may not have sufficient funds to meet its general and administrative expenses and maintain minimum working capital requirements over the next 12 months and may have to raise additional funds by equity or debt.

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Consolidated Ouro Brasil Ltd. | August 31, 2001 | 01/10/29 |

ISSUER'S ADDRESS

Suite 1260 – 999 West Hastings St.

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | B.C. | V6C 2W2 | 604-683-6640 | 604-264-9771 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Aris Morfopoulos | Secretary | 683-6640 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| aris@morfopoulos.com | None |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Eric Pinkney"* | Eric Pinkney | 01/10/29 |
| *"K. Wayne Livingstone"* | K. Wayne Livingstone | 01/10/29 |

(Electronic signatures should be entered in "quotations".)

**(all figures in U.S. dollars unless otherwise noted)**

## SCHEDULE B: SUPPLEMENTARY INFORMATION

1. **Analysis of expenses and deferred costs:**

Breakdown of Expenses

| | |
|---|---|
| Legal | $ 105 |
| Transfer agent | 1,191 |
| Foreign exchange | 9 |
| | $ 1,305 |

Deferred costs: Nil

2. **Related party transactions:** Nil

3. **Summary of securities issued and options granted during the period:** Nil

4. **Summary of securities as at the end of the quarter:**

a) **Authorized share capital:** 100,000,000 common shares without par value

b) **Total shares issued and outstanding and their recorded value:**

3,695,401 common shares with share capital value of $4,185,822

c) **Summary of options and warrants outstanding:**

| Stock Options Outstanding: | Expiry Date | Can. $/sh | No. of Shares |
|---|---|---|---|
| To directors and officers: | Aug 26/02 | $0.21 | 2,500 |
| | Apr 16/03 | $0.21 | 36,250 |
| | Oct. 18/05 | $0.19 | 113,500 |
| Sub-total | | | 152,250 |
| To employees | Apr 16/03 | $0.21 | 1,750 |
| Total Options Outstanding | | | 154,000 |

Warrants outstanding:

An aggregate of 1,785,714 share purchase warrants exercisable for up to an aggregate of 1,785,714 common shares at an exercise price of $0.17 Can. per common share, expiring on May 3, 2003.

d) **Number of shares in escrow or subject to a pooling agreement:**

Common shares escrowed: 14,063

5. **List of directors and officers as at the date of this report:**

Eric Pinkney, President and Director
K. Wayne Livingstone, Director
Kevin Winter, Director
Aris Morfopoulos, Corporate Secretary

## SCHEDULE C: MANAGEMENT DISCUSSION

In the first quarter of this year, management kept expenditures at a minimum (less than $1,500 total) while completing its annual audit and preparing for this year's annual general meeting of shareholders.

Management remains interested in an acquisition or reverse take-over of a venture in either the advanced technology or resources sectors and is considering opportunities in both sectors.

The Company continues to be designated as an "Inactive Issuer" by the CDN exchange.

There were no investor relations activities or any other material events undertaken or incurred in this quarter.

The Company has approximately $47,000 in working capital, which in management's opinion is sufficient to continue to meet its obligations when they come due for the foreseeable future until it can find and finance a major transaction.

The Company's Annual General Meeting of Shareholders will be held at 2:00 pm on November 22, 2001 at the offices of Devlin Jensen, Barristers & Solicitors, Suite 2550, 555 West Hastings St., Vancouver, B.C. and all shareholders of record as of October 9, 2001 are invited to attend.

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Consolidated Ouro Brasil Ltd. | August 31, 2001 | 01/10/29 |

ISSUER'S ADDRESS

Suite 1260 – 999 West Hastings St.

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | B.C. | V6C 2W2 | 604-683-6640 | 604-264-9771 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Aris Morfopoulos | Secretary | 683-6640 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| aris@morfopoulos.com | None |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Eric Pinkney"* | Eric Pinkney | 01/10/29 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"K. Wayne Livingstone"* | K. Wayne Livingstone | 01/10/29 |

(Electronic signatures should be entered in "quotations".)

# CONSOLIDATED OURO BRASIL LTD.

**CONSOLIDATED INTERIM FINANCIAL STATEMENTS**
**(Expressed in U.S. dollars)**
**FOR THE THREE MONTHS ENDED AUGUST 31, 2001**
**AND AUGUST 31, 2000**
**(PREPARED BY MANAGEMENT WITHOUT AUDIT)**

**(Note: This is Schedule A of BC Form 51-901F)**

**CONSOLIDATED OURO BRASIL LTD.**
**CONSOLIDATED INTERIM BALANCE SHEETS**
**AS AT AUGUST 31, 2001 AND 2000**
**(PREPARED BY MANAGEMENT WITHOUT AUDIT)**
**(Expressed in U.S. dollars)**

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| **Current** | | |
| Cash and term deposits | $ 98,344 | $ 2,717 |
| Accounts receivable | 2,102 | 916 |
| | 100,446 | 3,633 |
| **Fixed Assets** | 291 | 416 |
| **Mineral Properties** | 1 | 1 |
| | $ 100,738 | 4,050 |
| **Liabilities** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | 53,342 | 208,318 |
| | $ 53,342 | 208,318 |
| **Shareholders' Equity** | | |
| **Capital Stock (3,695,401 common shares, 1,540,617 – 2000)** | 4,185,822 | 3,981,358 |
| **Deficit** | (4,138,426) | (4,185,626) |
| | 47,396 | (204,268) |
| | $ 100,738 | $ 4,050 |

Approved on behalf of the Board:

"Eric Pinkney"
Director

"K. Wayne Livingstone"
Director

**CONSOLIDATED OURO BRASIL LTD.**
**CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND DEFICIT**
**FOR THE THREE MONTHS ENDED AUGUST 31, 2001 AND 2000**
**(PREPARED BY MANAGEMENT WITHOUT AUDIT)**
**(Expressed in U.S. dollars)**

| | 2001 | 2000 |
|---|---|---|
| **Expenses** | | |
| Loss on foreign exchange | 9 | - |
| Legal and audit | 105 | - |
| Transfer agent and listings | 1,191 | 1,064 |
| | 1,305 | 1,064 |
| **Interest Income** | 72 | - |
| **Net Loss for Period** | 1,223 | 1,064 |
| **Deficit, beginning of Period** | 4,137,193 | 4,184,562 |
| **Deficit, end of Period** | $ 4,138,426 | $ 4,185,626 |
| **Loss (Gain) per share for the Period** | $ 0.0003 | $ 0.0007 |

**CONSOLIDATED OURO BRASIL LTD.**
**CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED AUGUST 31, 2001 AND 2000**
**(PREPARED BY MANAGEMENT WITHOUT AUDIT)**
**(Expressed in U.S. dollars)**

| | 2001 | 2000 |
|---|---|---|
| **Cash Provided By (Used In) Operating Activities** | | |
| Net gain (Loss) | $ (1,233) | $ (1,064) |
| Operating Cash Flow | (1,233) | (1,064) |
| **Changes in Operating Assets and Liabilities** | 1,058 | 1,041 |
| | ( 175) | ( 23) |
| **Increase (Decrease) in Cash** | (175) | ( 23) |
| **Cash, Beginning of Period** | 98,519 | 2,741 |
| **Cash, End of Period** | $ 98,344 | $ 2,718 |

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Consolidated Ouro Brasil Ltd. | August 31, 2001 | 01/10/29 |

ISSUER'S ADDRESS

Suite 1260 – 999 West Hastings St.

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | B.C. | V6C 2W2 | 604-683-6640 | 604-264-9771 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Aris Morfopoulos | Secretary | 683-6640 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| aris@morfopoulos.com | None |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Eric Pinkney"* | Eric Pinkney | 01/10/29 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"K. Wayne Livingstone"* | K. Wayne Livingstone | 01/10/29 |

(Electronic signatures should be entered in "quotations".)

(all figures in U.S. dollars unless otherwise noted)

## SCHEDULE B: SUPPLEMENTARY INFORMATION

1. **Analysis of expenses and deferred costs:**

Breakdown of Expenses

| | |
|---|---|
| Legal | $ 105 |
| Transfer agent | 1,191 |
| Foreign exchange | 9 |
| | $ 1,305 |

Deferred costs: Nil

2. **Related party transactions:** Nil

3. **Summary of securities issued and options granted during the period:** Nil

4. **Summary of securities as at the end of the quarter:**

a) **Authorized share capital:** 100,000,000 common shares without par value

b) **Total shares issued and outstanding and their recorded value:**

3,695,401 common shares with share capital value of $4,185,822

c) **Summary of options and warrants outstanding:**

| Stock Options Outstanding: | Expiry Date | Can. $/sh | No. of Shares |
|---|---|---|---|
| To directors and officers: | Aug 26/02 | $0.21 | 2,500 |
| | Apr 16/03 | $0.21 | 36,250 |
| | Oct. 18/05 | $0.19 | 113,500 |
| Sub-total | | | 152,250 |
| To employees | Apr 16/03 | $0.21 | 1,750 |
| Total Options Outstanding | | | 154,000 |

Warrants outstanding:

An aggregate of 1,785,714 share purchase warrants exercisable for up to an aggregate of 1,785,714 common shares at an exercise price of $0.17 Can. per common share, expiring on May 3, 2003.

**d) Number of shares in escrow or subject to a pooling agreement:**

Common shares escrowed: 14,063

**5. List of directors and officers as at the date of this report:**

Eric Pinkney, President and Director
K. Wayne Livingstone, Director
Kevin Winter, Director
Aris Morfopoulos, Corporate Secretary

## SCHEDULE C: MANAGEMENT DISCUSSION

In the first quarter of this year, management kept expenditures at a minimum (less than $1,500 total) while completing its annual audit and preparing for this year's annual general meeting of shareholders.

Management remains interested in an acquisition or reverse take-over of a venture in either the advanced technology or resources sectors and is considering opportunities in both sectors.

The Company continues to be designated as an "Inactive Issuer" by the CDN exchange.

There were no investor relations activities or any other material events undertaken or incurred in this quarter.

The Company has approximately $47,000 in working capital, which in management's opinion is sufficient to continue to meet its obligations when they come due for the foreseeable future until it can find and finance a major transaction.

The Company's Annual General Meeting of Shareholders will be held at 2:00 pm on November 22, 2001 at the offices of Devlin Jensen, Barristers & Solicitors, Suite 2550, 555 West Hastings St., Vancouver, B.C. and all shareholders of record as of October 9, 2001 are invited to attend.

# CONSOLIDATED OURO BRASIL LTD.

**1260 – 999 W. Hastings St.**
**Vancouver, B.C.**
**V6C 2W2**

**Tel: (604) 683-6640 Fax: (604) 264-9771**


October 29, 2001

British Columbia Securities Commission
Regulatory and Statutory Filings
12th Floor – 701 W. Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

**Re: Quarterly Report Filing and Confirmation of Mailing**

We hereby certify that the attached Quarterly Report for the 3 months ended August 31, 2001 was sent today by prepaid mail to all eligible shareholders, according National Policy 41 requirements.

Yours truly,

**CONSOLIDATED OURO BRASIL LTD.**

"Aris Morfopoulos"

Aris Morfopoulos
Corporate Secretary

# QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC

British Columbia Securities Commission

*Freedom of Information and Protection of Privacy Act:* The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

**SCHEDULE A: FINANCIAL STATEMENTS**

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

*For the first, second and third financial quarters:*
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

*For the financial year end:*
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

**SCHEDULE B: SUPPLEMENTARY INFORMATION**

The supplementary information set out below must be pr... when not included in Schedule A.

1. *Analysis of expense...*
 Provide a breakdow... statements for the fc... expensed research, ... sales, marketing expe... and any other materia... statement and any oth... balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
 Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
 Provide the following information for the year-to-date period:
 (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
 (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
 Provide the following information as at the end of the reporting period:
 (a) description of authorized share capital including number of shares for ea... , dividend rates on preferred shares an... ...mulative, redemption and conversion
 ...value for shares issued and
 ...arrants and convertible securities ...mber or amount, exercise or ...iry date, and any recorded value,
 ... class of shares subject to escrow
 ...ctors and officers as at the date this ...ed and filed.

03 OCT 31 AM 7:21

**SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS**

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

**How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)**

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

**Meeting the Form Requirements**

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

***ISSUER DETAILS***

| NAME OF ISSUER | | FOR QUARTER ENDED | DATE OF REPORT YY / MM / DD |
|---|---|---|---|
| Consolidated Ouro Brasil Ltd. | | May 31, 2001 | 2001/09/21 |
| ISSUER ADDRESS | | | |
| Suite 1260, 999 West Hastings Street | | | |
| CITY / PROVINCE / POSTAL CODE | | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
| Vancouver, BC V6C 2W2 | | ( 604 ) 683-6650 | ( 604 ) 683-6640 |
| CONTACT NAME | CONTACT POSITION | | CONTACT TELEPHONE NO. |
| Eric Pinkney | President, CEO & a Director | | ( 604 ) 683-6640 |
| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS | | |
| | | | |

***CERTIFICATE***

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY / MM / DD |
|---|---|---|
| "ERIC PINKNEY" | Eric Pinkney | 2001/10/17 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY / MM / DD |
| "WAYNE LIVINGSTONE" | Wayne Livingstone | 2001/10/17 |

(all figures in U.S. dollars unless otherwise noted)

## SCHEDULE B: SUPPLEMENTARY INFORMATION

1. **Analysis of expenses and deferred costs:**

Breakdown of Expenses:

| | |
|---|---|
| Legal | $ 22,067 |
| Audit | 1,625 |
| Consulting | 7,386 |
| Management fees | 10,523 |
| General & administration | 3,559 |
| Transfer agent | 1,709 |
| Depreciation | 125 |
| | $ 46,994 |

Deferred costs: Nil

2. **Related party transactions:**

Aggregate amount of expenditures made to parties not at arm's length:

To an officer for accounting and management services: $7,386

3. **Summary of securities issued and options granted during the period:**

Securities issued:

An aggregate of 369,070 common shares issued on November 30, 2000 at a deemed price of $0.2025 Can. per share in settlement of debt.

An aggregate of 1,785,714 common units issued on May 4, 2001 at $0.14 Can. per unit, each unit consisting of one common share and one non-transferable share purchase warrant that entitles the purchaser to purchase one additional common share at a purchase price of $0.17 Can. until May 3, 2003.

Options granted:

| | No. of Options | Exercise Price | Date of Grant | Expiry Date |
|---|---|---|---|---|
| K. Wayne Livingstone, director | 57,500 | $0.19 Can. | Oct. 18/00 | Oct. 18/05 |
| Louis Wolfin, director | 28,000 | $0.19 Can. | Oct. 18/00 | Oct. 18.05 |
| Aris Morfopoulos, secretary | 28,000 | $0.19 Can. | Oct. 18/00 | Oct. 18/05 |
| | 113,500 | | | |

**(all figures in U.S. dollars unless otherwise noted)**

4. **Summary of securities as at the end of the quarter:**

a) **Authorized share capital:** 100,000,000 common shares without par value

b) **Total shares issued and outstanding and their recorded value:**

3,695,401 common shares with share capital value of $4,185,822

c) **Summary of options and warrants outstanding:**

| Stock Options Outstanding: | Expiry Date | Can. $/sh | No. of Shares |
|---|---|---|---|
| To directors and officers: | Aug 26/02 | $0.21 | 2,500 |
| | Apr 16/03 | $0.21 | 36,250 |
| | Oct. 18/05 | $0.19 | 113,500 |
| Sub-total | | | 152,250 |
| To employees | Apr 16/03 | $0.21 | 1,750 |
| Total Options Outstanding | | | 154,000 |

Warrants outstanding:

An aggregate of 1,785,714 share purchase warrants exercisable for up to an aggregate of 1,785,714 common shares at an exercise price of $0.17 Can. per common share, expiring on May 3, 2003.

d) **Number of shares in escrow or subject to a pooling agreement:**

Common shares escrowed: 14,063

5. **List of directors and officers as at the date of this report:**

Eric Pinkney, President and Director
K. Wayne Livingstone, Director
Kevin Winter, Director
Aris Morfopoulos, Corporate Secretary

(all figures in U.S. dollars unless otherwise noted)

## SCHEDULE C: MANAGEMENT DISCUSSION

In the year ended May 31, 2001 management focused on improving the Company's balance sheet in order to make it more attractive for a potential vend-in of a new project. A substantial shares-for-debt settlement and a private placement were completed in fiscal year 2001 to improve the Company's balance sheet.

To recap the year:

In December 2000 management negotiated shares for debt settlements with four creditors, with the approval of the appropriate regulatory authorities. The Company settled $115,000 of outstanding indebtedness for 369,070 common shares (at a deemed price of $0.2025 Can. per share), which were issued on January 10, 2001. The Company was successful in settling these debts at lower than book values, which resulted in a current year write-off of accounts payable (ie. a gain for accounting purposes) of $59,862 US. An additional $34,000 of other accounts payable was also written off during the year.

In May 2001 the Company closed a non-brokered private placement for $250,000 Can. at $0.14 Can. per unit, with each unit consisting of one common share and one non-transferable share purchase warrant to purchase another common share at $0.17 Can. per share for a period of two years from closing. The utilization of proceeds from the private placement has been consistent with the proposed use of proceeds announced at the time of closing.

Management remains interested in an acquisition or reverse take-over of a venture in either the advanced technology or resources sectors and is considering opportunities in both sectors.

The Company continues to be designated as an "Inactive Issuer" by the CDN exchange.

There were no investor relations activities during the year or any other material events to be reported on.

The Company had approximately $48,000 in working capital at the year-end, which in management's opinion is sufficient to continue to meet its obligations when they come due for the foreseeable future until it can find and finance a major transaction.

Computershare

**Computershare Trust Company of Canada**
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

October 18, 2001

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: CONSOLIDATED OURO BRASIL LTD.

We confirm that the following material was sent by pre-paid mail on October 18, 2001, to the registered shareholders of the subject Corporation:

1. Notice of Annual General Meeting/Information Circular/Quarterly and Year End Report BC Form 51-901F for the Quarter Ended May 31, 2001/Consolidated Financial Statements as at May 31, 2001 and 2000/Schedules B-C
2. Proxy
3. Supplemental Mailing List Return Card
4. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

*"Anita Dayal"*
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

# Superior Diamonds Inc.

*Annual Report*
*for the year ended May 31, 2002*

SUPERIOR Diamonds Inc.

PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC
Canada V6C 3P4

t 604 806 0667
f 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

LETTER TO SHAREHOLDERS

Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Ltd.), successfully completed a business reorganization involving a reverse takeover transaction with Aurora Platinum Corp. in which Superior issued to Aurora shares and warrants in exchange for kimberlite assets in northern Ontario (see news release dated August 29, 2002). The transaction was approved by the TSX Venture Exchange and the Company resumed trading on September 3, 2002 under the symbol SDX.

The Company would like to thank its shareholders as well as its previous management and board of directors for their support regarding the reorganization and reverse takeover.

In conjunction with the reorganization, Superior also changed its year end from May 31st to December 31st. An annual general meeting for the year ended May 31, 2002 is scheduled to be held on December 20, 2002. This meeting, however, will deal only with corporate matters and will not include a technical presentation.

As a result of the year end change, the Company will have a 'transition year' of seven months for the period June 1, 2002 to December 31, 2002. An annual general meeting will be held in 2003 for the transition year and a full technical presentation will be made at that meeting.

While the corporate reorganization was being implemented, Superior's technical team completed a comprehensive sampling program in which 596 surface samples of glacial material were collected. Roughly half of these samples have been processed for kimberlite indicator minerals and over 100 were positive for kimberlites.

*Auditors' Report and Consolidated Financial Statements of*

# CONSOLIDATED OURO BRASIL LTD.

*May 31, 2002*

# CONSOLIDATED OURO BRASIL LTD.
## Consolidated Balance Sheets
**May 31, 2002**
**(Expressed in U.S. Dollars)**

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| CURRENT | | |
| Cash and term deposits | $ **21,869** | $ 98,519 |
| Accounts receivable | **3,131** | 4,007 |
| | **25,000** | 102,526 |
| FIXED ASSETS (Note 3) | **-** | 291 |
| MINERAL PROPERTY (Note 4) | **-** | 1 |
| | $ **25,000** | $ 102,818 |
| **LIABILITIES** | | |
| CURRENT | | |
| Accounts payable and accrued liabilities | $ **21,379** | $ 54,189 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital stock (Note 5) | **4,185,822** | 4,185,822 |
| Deficit | **(4,182,201)** | (4,137,193) |
| | **3,621** | 48,629 |
| | $ **25,000** | $ 102,818 |

ON BEHALF OF THE BOARD:

*(Signed) John G. Paterson*
John G. Paterson, Director

*(Signed) Thomas W. Beattie*
Thomas W. Beattie, Director

See accompanying Notes to the Consolidated Financial Statements.

# CONSOLIDATED OURO BRASIL LTD.
## Consolidated Statements of Cash Flows
**Year ended May 31, 2002**
**(Expressed in U.S. Dollars)**

| | | 2002 | | 2001 |
|---|---|---|---|---|
| OPERATING ACTIVITIES | | | | |
| Net (loss) income for the year | $ | **(45,008)** | $ | 47,369 |
| Items not involving cash | | | | |
| Depreciation | | **-** | | 125 |
| Write-off of fixed asset (Note 3) | | **291** | | - |
| Write-off of mineral property (Note 4) | | **1** | | - |
| Settlement of accounts payable | | **(13,539)** | | (94,134) |
| | | **(58,255)** | | (46,640) |
| Changes in non-cash working capital | | | | |
| Increase (decrease) in accounts receivable | | **876** | | (3,091) |
| Decrease in accounts payable and accrued liabilities, net of write-offs | | **(19,271)** | | (11,921) |
| | | **(76,650)** | | (61,652) |
| FINANCING ACTIVITY | | | | |
| Issue of shares for cash (Note 5 (b)) | | **-** | | 157,430 |
| NET CASH (OUTFLOW) INFLOW | | **(76,650)** | | 95,778 |
| CASH AND TERM DEPOSITS, BEGINNING OF YEAR | | **98,519** | | 2,741 |
| CASH AND TERM DEPOSITS, END OF YEAR | **$** | **21,869** | $ | 98,519 |

SUPPLEMENTAL DISCLOSURE OF NON-CASH ITEMS:

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Shares issued for debt settlement (Note 5 (b)) | **$** | **-** | $ | 48,657 |

See accompanying Notes to the Consolidated Financial Statements.

**2. SIGNIFICANT ACCOUNTING POLICIES (Continued)**

*(c) Mineral property (continued)*

A property is abandoned when all claims related to the property have expired or management has determined that the property is not economically viable. When a property is abandoned or sold, all deferred costs related to the property are charged to operations.

*(d) Foreign currency translation*

All amounts are reported in United States dollars. The company records foreign currency transactions using the exchange rate on the transaction date. Foreign currency denominated monetary assets and liabilities are translated at the balance sheet dates using the exchange rate on the balance sheet dates. Any exchange differences are charged to operations in the period incurred.

*(e) Financial instruments*

The Company does not use any derivative financial instruments. The carrying amounts reported in the consolidated balance sheets for cash and term deposits, accounts receivable and accounts payable and accrued liabilities are reasonable estimates of fair values at the balance sheet dates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

*(f) Earnings (loss) per share*

In the current year, the Company adopted the new recommendations issued by the Accounting Standards Board of the Canadian Institute of Chartered Accountants with respect to loss per share. This new policy has been applied retroactively and the adoption of this policy has no material effect on the Company's financial statements.

*(g) Use of estimates*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

**(Expressed in U.S. Dollars unless otherwise indicated)**

## 5. CAPITAL STOCK

(a) *Authorized*
100,000,000 Common shares

(b) *Issued*

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Balance, beginning of year | **3,695,401** | **$ 4,185,822** | 1,540,617 | $3,981,358 |
| Issued during year | | | | |
| For cash | | | | |
| Private placement | - | - | 1,785,714 | 162,180 |
| For settlement of debt | - | - | 369,070 | 48,657 |
| Less share issue costs | - | - | - | (6,373) |
| | **3,695,401** | **$ 4,185,822** | 3,695,401 | $4,185,822 |

(i) On May 4, 2001, the Company issued 1,785,714 units for Cdn.$0.14 per share to net the Company $155,807 (Cdn.$236,000), after corporate finance fees and out-of-pocket expenses. Each unit is comprised of 1 common share and 1 non-transferable share purchase warrant that entitles the purchaser to purchase 1 additional common share a purchase price of Cdn.$0.17. These warrants will expire on May 3, 2003.

(ii) On November 30, 2000, the Company's creditors agreed to accept 369,070 shares at a deemed price of Cdn.$0.2025 per common share as settlement of approximately $115,000 of outstanding payables. The difference between the book amount and the value of the shares issued is included within the statement of operations as settlement of accounts payable.

(c) *Escrow and restricted shares*

At May 31, 2002 there are 14,063 shares (2001 - 14,063) held in escrow subject to the direction and determination of the Canadian Venture Exchange. The shares held in escrow were due to expire and subsequently cancelled on March 15, 1999. As at May 31, 2002, the Company has not formally cancelled these shares.

**(Expressed in U.S. Dollars unless otherwise indicated)**

### 6. RELATED PARTY TRANSACTIONS

(a) During the year, $2,866 (2001 - $7,386) for accounting administrative services was paid to a management company controlled by one of the officers of the Company.

(b) During the year, the following amounts were charged by directors or officers of the Company:

| | 2002 | 2001 |
|---|---|---|
| Consulting and management fees | $ 2,866 | $ 7,386 |

At May 31, 2002 accounts payable of $Nil (2001 - $Nil) was due to related parties.

(c) During the year ended May 31, 2001, the Company issued 194,750 shares to directors or companies controlled by directors for settlement of approximately $25,675 of outstanding payables.

### 7. SEGMENTED DISCLOSURE

All of the Company's capital assets are situated in Canada.

### 8. INCOME TAX

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

| | 2002 | 2001 |
|---|---|---|
| Statutory tax rate | 45% | 46% |
| Recovery of income taxes computed at standard rates | $ 20,254 | $ (21,790) |
| Tax losses not recognized in the period that the benefit arose | (20,254) | 21,790 |
| | $ - | $ - |

9. SUBSEQUENT EVENT (Continued)

Concurrent with, and part of, the acquisition of the Kimberlite Assets and the RTO, the Company proposes to complete a private placement to raise up to $1 million through the sale of up to 4,000,000 units at $0.25 per unit, consisting of one common share and one-half of a common share purchase warrant. Each full share purchase warrant will entitle the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the private placement will be applied to initial exploration work on the kimberlite interests to be acquired from Aurora, and for general corporate purposes.

All aspects of the transaction were approved by the Company's shareholders at a special meeting of the shareholders held on August 16, 2002. Approval of the transaction, including the private placement, by the TSX Venture Exchange is still pending.

CONSOLIDATED OURO BRASIL LTD.
YEAR ENDED MAY 31, 2002
BC FORM 51-901F
(all figures in U.S. dollars unless otherwise noted)

## SCHEDULE B: SUPPLEMENTARY INFORMATION

**Analysis of expenses and deferred costs:**

| | |
|---|---|
| Legal and audit | 25,130 |
| Corporate reorganization | 16,134 |
| Management fees | 2,866 |
| General & administration | 4,566 |
| Transfer agent | 9,804 |
| | 58,500 |

Deferred Costs: Nil

**Related Party transactions**

During the period, $2,866 was paid to an officer for accounting and management services.

**Summary of securities issued and options granted during the period**

There were no securities or options issued during the period.

***Summary of securities as at the end of May 31, 2002***

Authorized share capital: 100,000,000 common shares without par value

*Total shares issued and outstanding and their recorded value:*

3,695,401 common shares with share capital value of $4,185,822

***Summary of options and warrants outstanding***

Stock Options Outstanding

| Expiry Date | Cdn $/ Share | Number of Shares |
|---|---|---|
| April 15/03 | 0.21 | 8,750 |
| October 18/05 | 0.19 | 85,500 |
| Total outstanding | 0.19 | 94,250 |

Warrants outstanding:

An aggregate of 1,785,714 share purchase warrants exercisable of up to an aggregate of 1,785,.714 common shares at an exercise price of $0.17 CDN per common share, expiring on May 3, 2003.

**Number of shares in escrow or subject to a pooling agreement:**

Common shares escrowed: 14,063

**List of directors as at the date of this report:**

John G. Paterson, President and Director
Thomas W. Beattie, Director
Michael Winn, Director
K. Wayne Livingstone, Director

**Schedule C : Management Discussion ( see attachment)**

## *Outlook*

On August 16, 2002, a special meeting of shareholders was held and shareholder approval was received for the RTO with Aurora, and on August 29 the transactions set out in the acquisition agreement also received regulatory approval. The Company acquired the Kimberlite Assets from Aurora in exchange for the Company issuing 13,150,000 common shares (the "Acquisition Shares") and 550,000 non-transferable share purchase warrants (the "Acquisition Warrants").

The Company changed its name to Superior Diamonds Inc. and trading of its shares on the Exchange resumed under the symbol SDX at the opening of trading on September 3, 2002.

Concurrent with and part of the RTO, the Company raised CDN$1 million through the sale of 4 million units at CDN$0.25 per unit. Each unit consists of one common share and one half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at CDN$0.50 within 12 months after closing. The proceeds will be applied to initial exploration work on the Kimberlite Assets and for general corporate purposes. The agent received a cash commission of 7.5% of the gross proceeds and 325,000 agent's warrants. A finders' fee of 75,000 warrants was issued to a third party.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. Each Acquisition Warrant will allow Aurora to purchase one share of the Company for CDN$0.25 for two years from issuance.

All directors of the Company except K. Wayne Livingstone resigned from the Board of Directors of the Company and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, were appointed to the Board of Directors of the Company, with John G. Paterson being appointed as President and Susy Horna being appointed as Secretary. As well, Deloitte & Touche were appointed as auditors. The Company also filed a notice of change of its year end date from May 31$^{st}$ to December 31$^{st}$.

At the end of these transactions, Aurora held 58.11% of the Company's outstanding shares and 52.21% of the shares on a fully diluted basis.

As well on August 29, 2002, 1,785,714 warrants were exercised at a price of CDN$0.17 for proceeds of $303,571.

In management's view, the Company's cash position is sufficient to fund planned exploration expenditures and meet ongoing obligations in the short term.

## ANNUAL RETURN CARD FORM

(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: INVESTORS OF SUPERIOR DIAMONDS INC.

National Policy Statement No 41, Shareholder Communication, provides registered and non-registered shareholders with the opportunity to elect annually to have their names added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9

Name of Investor: ______________________________

Address: ______________________________

City: ______________________________

Postal Code: ______________________________

**Signature:** ______________________________

P.O. Box 10102 #1650, 701 West Georgia Street, Vancouver, B.C. Canada V7Y 1C6
Telephone (604) 669 2525 Fax (604) 688 5175

SUPERIOR Diamonds Inc.

PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, BC
Canada V6C 3P4

t 604 806 0667
f 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

# ANNUAL RETURN CARD FORM

## (REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: INVESTORS OF SUPERIOR DIAMONDS INC.

National Policy Statement No 41, Shareholder Communication, provides registered and non-registered shareholders with the opportunity to elect annually to have their names added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9

Name of Investor: ______________________________

Address: ______________________________

City: ______________________________

Postal Code: ______________________________

**Signature:** ______________________________

# SUPERIOR DIAMONDS INC.

## Beneficial Shareholder
## Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of a reporting issuer may elect annually to receive interim corporate mailings, including interim financial statements of such issuer, if they so request. If you wish to receive such mailings, please complete and return this form to:

**Computershare Trust Company of Canada**
**100 University Avenue**
**9th Floor**
**Toronto, ON**
**M5J 2Y1**

NAME: ______________________________

ADDRESS: ______________________________

______________________________

POSTAL CODE: ____________________

I confirm that I am a beneficial owner of common shares of Superior Diamonds Inc.

SIGNATURE OF
BENEFICIAL
SHAREHOLDER: ______________________________ DATE:__________, 2003

CUSIP: 868152109

SCRIP COMPANY CODE: SPMQ

# SUPERIOR DIAMONDS INC.

## Registered Shareholder
## Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of a reporting issuer may elect annually to receive interim corporate mailings, including interim financial statements of such issuer, if they so request. If you wish to receive such mailings, please complete and return this form to:

**Computershare Trust Company of Canada**
**100 University Avenue**
**9th Floor**
**Toronto, ON**
**M5J 2Y1**

NAME: ____________________________________________

ADDRESS: ____________________________________________

____________________________________________

POSTAL CODE: ______________________

I confirm that I am a registered owner of common shares of Superior Diamonds Inc.

SIGNATURE OF
REGISTERED
SHAREHOLDER: ________________________________DATE:________, 2003

CUSIP: 868152109

SCRIP COMPANY CODE: SPMQ

# CONSOLIDATED OURO BRASIL LTD.

Suite 1260, 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2

# SUPPLEMENTAL MAILING LIST RETURN CARD

(National Policy Statement No. 41)

To: Registered and Non-Registered Shareholders of
**CONSOLIDATED OURO BRASIL LTD.**

The undersigned certifies that he/she is the owner of securities (other than debt instruments) of CONSOLIDATED OURO BRASIL LTD. (the "*Company*") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

Dated: ____________________

______________________________
Signature of Owner

______________________________
Name of Owner (Please print)

______________________________

______________________________
Address of Owner (Please print)

______________________________
Telephone and Facsimile Numbers of Owner

Note:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to COMPUTERSHARE TRUST COMPANY OF CANADA, located at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

{G:\1768\060\2001\Suppl.doc}

# SCHEDULE “A”
# SUPERIOR DIAMONDS INC.
# (the “Company”)

## Volume II

**SCHEDULE "A"**
**SUPERIOR DIAMONDS INC**
**(the "Company")**

## 1. Material Change Reports

| | | |
|---|---|---|
| i. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 118(1) of the Securities Act (Alberta) | September 5, 2003 |
| ii. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 118(1) of the Securities Act (Alberta) | June 2, 2003 |
| iii. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 118(1) of the Securities Act (Alberta) | December 31, 2002 |
| iv. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta) | November 21, 2002 |
| v. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta) | November 21, 2002 |
| vi. | Material Change Report Under Section 85(1) of the Act | November 20, 2002 |
| vii. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta) | August 29, 2002 |
| viii. | Material Change Report Under Section 85(1) of the Act | April 3, 2002 |
| ix. | Material Change Report Under Section 85(1) of the Act | April 3, 2002 |

## 2. News Releases

| | | |
|---|---|---|
| i. | Special General Meeting | September 19, 2003 |
| ii. | Superior Diamonds and Canabrava Diamond Announce Arrangement Agreement | September 11, 2003 |
| iii. | Canabrava Diamond Appoints New Interim President | September 5, 2003 |
| iv. | Extension of Term and Repricing of Warrants Approved | August 18, 2003 |
| v. | Summer Exploration Program Commences AEM Diamond Project – Ontario | June 12, 2003 |
| vi. | Superior Diamonds and Canabrava Diamond Announce Acquisition Discussions | June 2, 2003 |
| vii. | Annual General Meeting | March 19, 2003 |
| viii. | Major Staking Program Completed to Cover Airborne Magnetic Targets, Northern Ontario Diamond Project | March 5, 2003 |
| ix. | Superior Closes a $500,000 Financing | December 31, 2002 |
| x. | Superior Diamonds Reduces Unit Price of Proposed $1 Million Financing | December 20, 2002 |
| xi. | Superior Diamonds Proposes a $1 Million Financing | November 21, 2002 |
| xii. | Annual General Meeting | October 18, 2002 |
| xiii. | Summer Sampling Program Confirms Presence of Kimberlites Targets | September 19, 2002 |
| xiv. | Aurora Platinum Acquires Controlling Interest in Consolidated Ouro Brasil in Exchange for Kimberlite Assets | August 29, 2002 |
| xv. | Announcement of a Proposed Private Placement | November 20, 2001 |

## 3. Financial Statements and Annual Information Form

| | | |
|---|---|---|
| i. | Computershare Report Confirmation Letter | June 30, 2003 |
| ii. | Form 51-901 F – Schedule A | June 30, 2003 |
| iii. | Form 51-901 F – Schedule B&C | June 30, 2003 |
| iv. | Second Quarter Report | June 30, 2003 |
| v. | Computershare Report Confirmation Letter | March 31, 2003 |
| vi. | First Quarter Report | March 31, 2003 |
| vii. | Form 51-901 F – Schedule A | March 31, 2003 |
| viii. | Form 51-901 F – Schedule B&C | March 31, 2003 |
| ix. | Annual Information Form | December 31, 2002 |
| x. | Form 51-901 F – Schedule A | December 31, 2002 |
| xi. | Form 51-901 F – Schedule B&C | December 31, 2002 |
| xii. | Computershare Report Confirmation Letter | September 30, 2002 |
| xiii. | Form 51-901 F – Schedule A | September 30, 2002 |
| xiv. | Form 51-901 F – Schedule B&C | September 30, 2002 |
| xv. | Annual Information Form | May 31, 2002 |
| xvi. | Computershare Report Confirmation Letter | May 31, 2002/2001 |
| xvii. | Form 51-901 F – Schedule A | May 31, 2002 |
| xviii. | Form 51-901 F – Schedule B & C | May 31, 2002 |
| xix. | BCSC Form 51-901F: Quarterly and Year End Report | February 28, 2002 |
| xx. | Schedules B & C | |
| xxi. | BCSC Form 51-901F: Quarterly and Year End Report Schedule A | February 28, 2002 |
| xxii. | BCSC Form 51-901F: Quarterly and Year End Report Schedule A | February 28, 2002 |
| xxiii. | Consolidated Ouro Brasil Letter confirming quarterly filing and mailouts | February 28, 2002 |
| xxiv. | BCSC Form 51-901F: Quarterly and Year End Report Schedule A | November 30, 2001 |
| xxv. | BCSC Form 51-901F: Quarterly and Year End Report Schedules B & C | November 30, 2001 |
| xxvi. | BCSC Form 51-901F: Quarterly and Year End Report Schedules A, B & C | August 31, 2001 |
| xxvii. | BCSC Form 51-901F: Quarterly and Year End Report Schedules A, B & C | August 31, 2001 |
| xxviii. | Consolidated Ouro Brasil Letter confirming quarterly filing and mailouts | August 31, 2001 |
| xxix. | Annual Information Form | May 31, 2001 |
| xxx. | BCSC Form 51-901F: Quarterly and Year End Report | May 31, 2001 |
| xxxi. | Computershare Report Confirmation Letter | May 31, 2001/2000 |
| xxxii. | Annual Report | 2002 |
| xxxiii. | Annual Return Card Form x2 | template |
| xxxiv. | Beneficial Shareholder Request for Interim Financial Statements | template |
| xxxv. | Consolidated Ouro Brasil Supplemental Mailing List Return Card | 2001 |

## 4. Annual General Meeting Material

| | | |
|---|---|---|
| i. | Notice of Annual General Meeting of Shareholders | June 4, 2003 |
| ii. | Proxy Solicited by Management of the Company for the Annual Meeting of Shareholders | June 4, 2003 |
| iii. | Computershare Annual General Meeting Confirmation of Mailing Letter | April 25, 2003 |
| iv. | Computershare Annual General Meeting Advisement Letter | March 20, 2003 |
| v. | Superior Diamonds Annual General Meeting Letter of Advisement to the BC, Alberta, & Yukon Securities | March 19, 2003 |

| | | |
|---|---|---|
| vi. | Notice of Annual General Meeting of Shareholders | December 20, 2002 |
| vii. | Proxy Solicited by Management of the Company for the Annual General Meeting of Shareholders | December 20, 2002 |
| viii. | Computershare Annual General Meeting Confirmation of Mailing Letter | November 26, 2002 |
| ix. | Management Information Circular | November 15, 2002 |
| x. | Computershare Annual General Meeting Advisement Letter | October 21, 2002 |
| xi. | Superior Diamonds Annual General Meeting Letter of Advisement to the BC, Alberta, & Yukon Securities Commission | October 18, 2002 |
| xii. | Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges | July 3, 2002 |
| xiii. | Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges | May 23, 2002 |
| xiv. | Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges | April 22, 2002 |
| xv. | Information Circular | November 22, 2001 |
| xvi. | Notice of Annual General Meeting | November 22, 2001 |
| xvii. | Notice of Annual General Meeting materials | November 22, 2001 |
| xviii. | Proxy for the Annual General Meeting | November 22, 2001 |
| xix. | Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges | September 21, 2001 |

**5. Special Meeting Material**

| | | |
|---|---|---|
| i. | Information Circular for Special Meeting | October 24, 2003 |
| ii. | Computershare Annual General Meeting Confirmation of Mailing Letter | October 24, 2003 |
| iii. | Notice of Special Meeting of Shareholders | October 17, 2003 |
| iv. | Special Meting of Shareholders Proxy | October 17, 2003 |
| v. | Computershare Special General Meeting Advisement Letter to All Applicable Commissions & Exchanges | September 24, 2003 |
| vi. | Superior Diamonds Inc. Advises Security Commissions & Stock Exchanges of a Special General Meeting of Shareholders | September 18, 2003 |
| vii. | Information Circular for Special Meeting | August 16, 2002 |
| viii. | Notice of Special Meeting of Shareholders | August 16, 2002 |
| ix. | Special Meeting of Shareholders Proxy | August 16, 2002 |
| x. | Consolidated Ouro Brasil Invites Shareholders to the Company's Extraordinary General Shareholders Meeting | July 10, 2002 |
| xi. | Computershare Letter Advising of the Extraordinary Meeting of Shareholders | July 3, 2002 |
| xii. | Computershare Letter Advising of Cancellation of the Extraordinary General Meeting of Shareholders | May 23, 2002 |
| xiii. | DuMoulin Black Letter re: 2002 Extraordinary General Meeting | April 19, 2002 |

**6. Filings with the TSXV and/or BC Securities Commission (not already listed)**

| | | |
|---|---|---|
| i. | Securities Act: Report of Exempt Distribution | May 15, 2003 |
| ii. | Certificate of Author – LDS Winter | January 31, 2003 |
| iii. | Consent of Author – LDS Winter | January 31, 2003 |
| iv. | Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities | January 3, 2003 |
| v. | Securities Act: Report of Exempt Distribution | January 3, 2003 |
| vi. | TSX Venture Exchange Letter re: Brokered Private Placement | December 31, 2002 |
| vii. | TSX Venture Exchange Letter re: Private Placement | December 23, 2002 |
| viii. | Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities | October 23, 2002 |
| ix. | Technical Report | October 18, 2002 |

| | | |
|---|---|---|
| x. | Notice of Completion of RTO and Change in Year End Date | October 4, 2002 |
| xi. | Securities Act: Report of Exempt Distribution | September 13, 2002 |
| xii. | Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities | September 9, 2002 |
| xiii. | Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities | September 5, 2002 |
| xiv. | Securities Act: Report of Exempt Distribution | September 5, 2002 |
| xv. | Securities Act: Report of Exempt Distribution | September 5, 2002 |
| xvi. | TSX Venture Exchange Bulletin re: Reverse Takeover Completed | August 31, 2002 |
| xvii. | Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103 | August 29, 2002 |
| xviii. | TSX Venture Exchange Letter re: Company Submission | August 29, 2002 |
| xix. | TSX Venture Email re: Acceptance of the closing of the RTO & Private Placement | August 26, 2002 |
| xx. | Notice Pursuant to Section 3.1(2) of Multilateral Instrument 45-102 ("MI 45-102") | July 19, 2002 |
| xxi. | Technical Report | July 15, 2002 |
| xxii. | DuMoulin Black Letter of Resignation and Appointment of Auditor | June 19, 2002 |
| xxiii. | Consent of Filing of *Geological Report on the Aurora Platinum Corp. AEM Diamond Exploration Project Northwestern Ontario, Canada* – LDS Winter | May 31, 2002 Circular Date |
| xxiv. | Deloitte & Touche Letter of Approval of the Proposed Change of Auditor | May 21, 2002 |
| xxv. | Smythe Ratcliffe Letter of Approval of the Proposed Change of Auditor | May 21, 2002 |
| xxvi. | Notice of Change of Auditor | May 13, 2002 |

**SUPERIOR DIAMONDS INC.**
**Suite 1650 – 701 West Georgia Street**
**Vancouver, BC, Canada, V7Y 1C6**

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
## JUNE 4, 2003

**NOTICE IS HEREBY GIVEN** that the Annual Meeting of Shareholders (the "Meeting") of Superior Diamonds Inc. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Wednesday June 4, 2003 at 10:00 a.m. for the following purposes:

1. To have placed before the Meeting the Report to Shareholders, the audited financial statements of the Company for the fiscal year ended December 31, 2002 and the auditors' report thereon;

2. To elect directors for the ensuing year;

3. To appoint auditors for the Company; and

4. To transact such other business as may properly come before the Meeting or any adjournment thereof;

all as more particularly set out in the attached Management Information Circular. The Report to Shareholders, audited financial statements and auditors' report are included in the accompanying Annual Report.

The Directors have fixed the close of business on April 22, 2003 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporations Act (Yukon)*.

BY ORDER OF THE BOARD OF DIRECTORS

Susy H. Horna
Corporate Secretary

April 21, 2003
Vancouver, British Columbia

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, facsimile within North America: 1-866-249-7775 - outside North America: (416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

# SUPERIOR DIAMONDS INC.

## Proxy Solicited by Management of the Company for the Annual Meeting of Shareholders to be held on Wednesday June 4, 2003

The undersigned registered shareholder of Superior Diamonds Inc. (the "Company") hereby appoints **John G. Paterson**, or failing him **Thomas W. Beattie**, or failing him, **Susy H. Horna**, or instead of any of them,

__________________________________________________________

as proxyholder of the undersigned with power of substitution to attend, act and vote in respect to all shares registered in the name of the undersigned at the Annual Meeting of Shareholders of the Company to be held on **Wednesday June 4, 2003** and at any adjournments thereof (the "Meeting"), in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

If this proxy is not dated in the space provided below, it will be deemed to bear the date on which it was mailed by the Company.

**SEE IMPORTANT INFORMATION ON THE REVERSE**

Dated this ____________ day of __________________, 2003.

________________________________
Signature of Registered Shareholder

**Management favours a VOTE FOR items 1 and 2 below.** Without limiting the generality of the foregoing, such proxyholder is directed to vote on the following resolutions as specified herein:

1. Election of four Directors:

| | | |
|---|---|---|
| Thomas W. Beattie | G **VOTE FOR** | G **WITHHOLD AUTHORITY** |
| K. Wayne Livingstone | G **VOTE FOR** | G **WITHHOLD AUTHORITY** |
| John G. Paterson | G **VOTE FOR** | G **WITHHOLD AUTHORITY** |
| Michael D. Winn | G **VOTE FOR** | G **WITHHOLD AUTHORITY** |

2. Appointment of Deloitte & Touche LLP as auditors.
   G **VOTE FOR** G **WITHHOLD AUTHORITY**

3. In the proxyholder's sole discretion upon such other business as may properly come before the Meeting.

## PLEASE DATE THIS PROXY AND SIGN AS YOUR NAME APPEARS HEREON

**To be effective, this proxy must be received by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1,**
**Facsimile within North America: 1-866-249-7775 - outside North America: (416) 263-9524**

## INFORMATION REGARDING THE PROXY

1. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the Management nominees.** A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting such person's name in the space provided and striking out the names of the Management nominees or by completing another form of proxy which is acceptable to the Chairman of the Meeting.

2. **This form of proxy must be executed by the shareholder** or his or her attorney duly authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and **if executed by an attorney, officer, or other duly appointed representative,** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the proxy. Signature should correspond with the name imprinted hereon. Where two or more persons are named, all must sign.

3. **Unless directed therein to the contrary, the proxyholder will vote FOR** each of the matters referred to herein and identified in the Information Circular as intended to be acted upon. The Information Circular furnished in connection with this proxy contains more details on the business to be transacted at the Meeting.

4. **This form of proxy is discretionary** and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, in accordance with the best judgement of the person voting the proxy at the Meeting.

5. A shareholder that has deposited a proxy may attend the Meeting and vote in person if such shareholder records his or her attendance with the scrutineers before the commencement of the Meeting and revokes in writing his or her prior votes.

6. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting.

Computershare

**Computershare Trust Company of Canada**
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

April 25, 2003

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Superior Diamonds Inc.

We confirm that the following material was sent by pre-paid mail on April 25, 2003, to the registered shareholders of Common shares of the subject Corporation:

1. Notice of Annual Meeting / Management Information Circular
2. Proxy
3. Registered owner Supplemental Mail List Return Card - to Registered owners only
4. Beneficial owner Supplemental Mail List Return Card - to Beneficial owners only
5. Quarterly and Year End Report BC Form 51-901F for the Quarter Ended December 31, 2002
6. 2002 Annual Report including Letter to Shareholders / Management's Discussion and Analysis / Financial Statements as at December 31, 2002 and May 31, 2002 and for the seven month period ended December 31, 2002 and the years ended May 31, 2002 and 2001
7. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Benefical Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

# Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.683.3694

March 20, 2003

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Superior Diamonds Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | |
|---|---|---|
| 1. | Meeting Type | : Annual General |
| 2. | Class of Securities Entitled to Receive Notice | : Common |
| 3. | Class of Securities Entitled to Vote | : Common |
| 4. | CUSIP Number | : 868152109 |
| 5. | Record Date for Notice | : April 22, 2003 |
| 6. | Record Date for Voting | : April 22, 2003 |
| 7. | Beneficial Ownership Determination Date | : April 22, 2003 |
| 8. | Meeting Date | : June 04, 2003 |
| 9. | Meeting Location | : Vancouver |
| 10. | Business | : Routine |

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9504
Fax:604.683.3694

March 19, 2003

The British Columbia Securities Commission
The Alberta Securities Commission
The Yukon Securities Commission

Dear Sirs:

**Re: Superior Diamonds Inc. (the "Company")**

We advise the following with respect to the upcoming Meeting of Shareholders for the above Company:

| | |
|---|---|
| Meeting Type: | Annual General Meeting |
| Security Description of Voting Issue: | Common shares |
| CUSIP Number: | 868152 10 9 |
| Record Date: | April 22, 2003 |
| Meeting Date: | June 4, 2003 |

Yours truly,

**SUPERIOR DIAMONDS INC.**

*"John G. Paterson"*

John G. Paterson
President & CEO

/sh

cc: TSX Venture Exchange

**SUPERIOR DIAMONDS INC.**
**P.O. Box 54060 Pacific Centre**
**Suite 1515-700 West Pender St.**
**Vancouver, BC, Canada, V6C 3P4**

## NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
## December 20, 2002

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of Shareholders (the "Meeting") of Superior Diamonds Inc. (the "Company") will be held at Suite 1650-701 West Georgia Street, Vancouver, British Columbia, on Friday, December 20, 2002 at 10:00 a.m. for the following purposes:

1. To have placed before the Meeting the Directors' Report to Shareholders, the audited consolidated financial statements of the Company for the fiscal year ended May 31, 2002 and the auditors' report thereon;
2. To elect directors for the ensuing year;
3. To appoint auditors for the Company and authorize the Directors to fix the remuneration of the auditors; and
4. To transact such other business as may properly come before the Meeting or any adjournment thereof;

all as more particularly set out in the attached Management Information Circular. The Directors' Report to Shareholders, audited financial statements and auditors' report are included in the accompanying Annual Report.

The Directors have fixed the close of business on November 15, 2002 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporations Act (Yukon)*.

BY ORDER OF THE BOARD OF DIRECTORS

*"Susy H. Horna"*

Susy H. Horna
Corporate Secretary

November 25, 2002
Vancouver, British Columbia

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, facsimile (604) 683-3694, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Non-registered shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

**SUPERIOR DIAMONDS INC.**
**P.O. Box 54060 Pacific Centre**
**Suite 1515-700 West Pender St.**
**Vancouver, BC, Canada, V6C 3P4**

## NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
**December 20, 2002**

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of Shareholders (the "Meeting") of Superior Diamonds Inc. (the "Company") will be held at Suite 1650-701 West Georgia Street, Vancouver, British Columbia, on Friday, December 20, 2002 at 10:00 a.m. for the following purposes:

1. To have placed before the Meeting the Directors' Report to Shareholders, the audited consolidated financial statements of the Company for the fiscal year ended May 31, 2002 and the auditors' report thereon;

2. To elect directors for the ensuing year;

3. To appoint auditors for the Company and authorize the Directors to fix the remuneration of the auditors; and

4. To transact such other business as may properly come before the Meeting or any adjournment thereof;

all as more particularly set out in the attached Management Information Circular. The Directors' Report to Shareholders, audited financial statements and auditors' report are included in the accompanying Annual Report.

The Directors have fixed the close of business on November 15, 2002 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporations Act (Yukon).*

BY ORDER OF THE BOARD OF DIRECTORS

Susy H. Horna

Susy H. Horna
Corporate Secretary

November 25, 2002
Vancouver, British Columbia

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, facsimile (604) 683-3694, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Non-registered shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

# SUPERIOR DIAMONDS INC.

## MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT NOVEMBER 15, 2002

### PERSONS MAKING THIS SOLICITATION OF PROXIES

**This Information Circular is furnished in connection with the solicitation of Proxies by the management (the "Management") of Superior Diamonds Inc. (the "Company") for use at the Annual and Special Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.** It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

### COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required in accordance with the Company's By-laws or the *Business Corporations Act (Yukon Territory)*, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast by shareholders of outstanding common shares entitled to vote and represented in person or by proxy will be required unless otherwise required by the Company's Articles or By-laws.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS SPECIFIED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS OR HER NOMINEE IN THE SPACE PROVIDED THEREIN OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy as proxyholders are to vote with respect to any matter by marking an "X" in the appropriate space. On any poll those persons named in the enclosed Proxy as proxyholders will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION**. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or his or her attorney authorized in writing. In the case of a corporation, the Proxy must be

dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 4th Floor, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, FACSIMILE (604) 683 3694, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE TIME OF THE MEETING. PROXIES MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING. THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

**Non-Registered Holders**

SHAREHOLDERS WHO RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased such shares. More particularly, a person is not a registered shareholder in respect of the shares of the Company which are held on behalf of that person (the "Non-Registered Holder") but which are registered either (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares of the Company (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans) or (b) in the name of a clearing agency (such as The Canadian Depository of Securities Limited "CDS") of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either be given a:

a. voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or
b. form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamp signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit

a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Company's shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxy holders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

## REVOCATION OF PROXIES

An Intermediary acting on behalf of a shareholder that has given a Proxy, has the power to revoke it. Revocation can be effected by an instrument in writing signed by the Intermediary, shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the business office of the Company at P.O. Box 54060 Pacific Centre, Suite 1515-700 West Pender St., Vancouver, BC, Canada, V6C 3P4, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to commencement of the Meeting.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, except for the current and future in.siders of the Company to the extent that they may be granted options to purchase shares of the Company pursuant to the Company's Stock Option Plan.

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 22,659,115 common shares issued and outstanding.

Only those common shareholders of record on November 15, 2002 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

| Name | Number of Shares | Percentage of Outstanding Shares |
|---|---|---|
| Aurora Platinum Corp.(1) | 13,150,000 | 58% |

(1) Aurora Platinum Corp. is a publicly traded company, the shares of which trade on TSX Venture Exchange.

## ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated or he becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them:

| Name and Present Position with the Company | Present Principal Occupation [(1)] | Director Since | Owned Shares [(2)] |
|---|---|---|---|
| **K. WAYNE LIVINGSTONE**[(3)(4)] Director & Chairman | Geologist, President of New Oroperu Resources Inc., partner in Yukon placer mining operation. | 1998 | 94,750 |
| **JOHN G. PATERSON**[(4)] President & Director | President, CEO and Director the Company and Southwestern Resources Corp.; and President, Glengarry Resource Management Inc. (private consulting company). | 2002 | 200,000 |
| **MICHAEL D. WINN** [(3)(4)] Director | Director of Aurora Platinum Corp. President, Terrasearch Inc. (financial consulting company), January 1997 to present; Financial Analyst, Global Resource Investments Ltd., 1994 to 1996. | 2002 | 100,000 |
| **THOMAS W. BEATTIE**[(3)] Director | Vice-President, Corporate Development and Corporate Secretary of Aurora since May 2000; Vice-President, Corporate Development and Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation; President of Westvista Management Inc. (private consulting company). | 2002 | Nil |

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.
(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at November 15, 2002.
(3) Member of Audit Committee.
(4) Member of the Compensation Committee.

Pursuant to the provisions of the *Business Corporations Act (Yukon Territory)* the Company is required to have an Audit Committee, whose members are indicated above. Members of the Company's Compensation Committee are also indicated above.

All of the above persons are ordinarily resident in Canada except for Michael D. Winn who is a resident of the United States of America. Pursuant to requirements of the *Business Corporations Act (Yukon)*, advance notice of the Meeting was published in The Province newspaper on October 18, 2002.

## CORPORATE GOVERNANCE

The Toronto Stock Exchange requires every listed company incorporated in Canada to annually disclose its approach to corporate governance with reference to the guidelines on corporate governance adopted by that Exchange (the "Guidelines"). Even though the shares of the Company are listed for trading on the TSX Venture Exchange, the Board of Directors has implemented corporate governance procedures, and where such procedures differ from the Guidelines, an explanation of the differences is given.

The Guidelines are only suggestions or proposals for the method of corporate governance of listed companies and are not binding upon any listed company. In fact, it is recognized that the Guidelines may not be practical or even optimal for certain types of companies. For example, companies in their early stage of development, companies founded to exploit unique opportunities or companies founded and currently operated by one or two entrepreneurs may find that compliance with the Guidelines would be restrictive and not conducive to that company's growth. For this reason the Guidelines appear to be

generally more suitable to mature, well established companies that have been in operation for a number of years.

The following is a description of the system of corporate governance of the Company, with differences from the Guidelines noted.

## Mandate, Duties and Objectives of the Board

As suggested by the Guidelines, the Board of Directors of the Company has responsibility for the stewardship of the Company, including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning, communications with investors and the financial community and the integrity of the Company's internal control and Management information systems.

Strategic planning and risk identification by the Board is assisted by and based on information and recommendations of the Management of the Company on a variety of matters including opportunities for the Company in various countries and project status. As the replacement of members of the Company's Management occurs infrequently, the Board has adopted an informal program for the training and monitoring of new Management members, rather than a formal program as is suggested by the Guidelines.

A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources. It is anticipated that this primary will be achieved through joint ventures with established, well-financed mining or exploration companies that will assume a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

The Guidelines suggest that the Board of Directors, together with the Chief Executive Officer, develop descriptions of the positions for the Board and the CEO, including the limits on Management's responsibilities and the objectives to be met by the CEO. The Board has not established descriptions of such positions as it feels that they are unnecessary and would not improve the function and performance of either the Board or the CEO. Further, the Board has not set limits on the Management's responsibilities or objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalise these matters would be restrictive and counter-productive. The Board further believes that the requirements imposed on Management by the Company's governing corporate legislation to act honestly, in good faith and in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person, together with the body of common law which has developed around those requirements, provide the best guidelines regarding corporate governance and would not be improved by the appointment of a committee of directors to oversee corporate governance issues.

## Composition of the Board

The Guidelines suggest that a majority of the directors of a listed company be "unrelated" directors. An "unrelated" director is defined in the Guidelines to be a director who is independent of Management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from a shareholding in the Company. Where the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

The Board of Directors of the Company consists of four directors, one of whom is a senior officer of the Company and thus is a "related" director, and three of whom are "unrelated" directors. Aurora is a significant shareholder in the Company, and one of the four members of the Board of Directors of the Company is a director of Aurora. In view of the stage of development of the Company and its mineral properties, it is the opinion of the Board that the one member of the Board who is a senior officer of the Company, and the second member of the Board who is a director of the significant shareholder, do not inhibit the operation of the Board and, in fact, contribute positively to the Board to such an extent that the Company would not be at its current stage of development without the presence of these directors. It is also the view of the Board that the number of directors on the Board is currently optimal.

**Board Committees**

The Board of Directors has appointed two committees, which are described below. The Guidelines suggest that all committees be composed of outside (non-Management) directors, a majority of whom are also unrelated directors. Except for an audit committee, there are no requirements under the Company's governing corporate legislation regarding committees of the Board. The audit committee appointed by the Board complies with all applicable statutory requirements, including the relationship of the number of outside directors to inside directors.

*Audit Committee:* The Audit Committee consists of three unrelated directors (Michael D. Winn, Committee Chairman, K. Wayne Livingstone and Thomas W. Beattie).

The Audit Committee is responsible for reviewing the Company's interim and annual financial statements before they are reviewed and approved by the Board, the Company's financial reporting procedures and internal controls and the performance of the Company's auditors. Such reviews are carried out with the assistance of the Company's auditors and the Company's senior financial management.

*Compensation Committee:* The Compensation Committee consists of two unrelated directors and one related director (K. Wayne Livingstone, Michael D. Winn and John G. Paterson).

The Compensation Committee is responsible for the review of the compensation (including stock options) of the Management of the Company, to report to the Board of Directors on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The Committee is also responsible for the Report on Executive Compensation set out in the section "Remuneration of Management and Executive Compensation" below.

**Compensation of the Board**

Other than stock options to purchase shares of the Company which are granted to the Company's directors, the Company does not have any formal arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors. The Board believes that the compensation of the individual directors through such stock options is sufficient.

**Recruitment of Board Members and Assessment of Board Performance**

The Board has not established any formal procedures for the recruitment of members to the Board of Directors or for assessing the performance of Board members. Generally, those responsibilities have been carried out on an informal basis by the Chairman of the Board.

The Guidelines suggest that a committee of independent directors be appointed to recommend new members to the board of directors and that an orientation and education program for new members be established. The Board does not feel that an independent committee is necessary at this time but it will implement an orientation and education program whenever new members are elected to the board.

With respect to Board performance the Chairman discusses with each of the directors, on an individual basis, that director's contribution to the Board and committees of the Board and any other matters which may be relevant thereto. While the Guidelines recommend that a committee of independent directors assess the effectiveness of members of the Board, it is the view of the Board that in light of its small size and the close and open relationship among the Board members that the formality of a committee would not be as effective as the current arrangement and is therefore unnecessary.

**Decisions Requiring Board Approval**

In addition to those matters which by law must be approved by the Board of Directors, Management seeks approval of the Board for any acquisition, disposition or venture which could be considered material in view of the Company's circumstances. Appointments to Management are also approved by the Board of Directors.

The Board has not formally established a system which enables an individual director to engage an outside adviser at the Company's expense with respect to matters requiring a director's approval, however, it does not anticipate that, in the appropriate circumstances and upon approval by the appropriate committee of the Board, it would have any objection to such an engagement.

**Board Independence of Management**

The Chairman of the Board is independent of Management of the Company, as suggested by the Guidelines. The relevant corporate legislation requires a director to disclose to the Board the nature and extent of any direct or indirect interest of the director in any transaction which the Company proposes to undertake. This would include any interest arising by reason of the director also being a member of the Company's Management. The director must then abstain from voting on the transaction or be liable to the Company for any profit which he realizes from the transaction. If he does not abstain from voting and the transaction was reasonable and fair to the Company at the time it was entered into the transaction must be approved by the shareholders by a special resolution in order for the director to avoid such liability. The corporate legislation also provides that a director is deemed not to be interested in any transaction (and, accordingly, may vote on such transaction) where the director's interest arises solely from the fact that the transaction (i) relates to a loan to the Company the repayment of which has been guaranteed by the director or a corporation in which the director has an interest, (ii) is with or for the benefit of a corporation affiliated with the Company of which he is a director or an officer, (iii) relates to an indemnity or insurance for the benefit of the director, or (iv) relates to the remuneration of the director in his capacity as a director.

**Board Expectations of Management**

The Board views the information provided to it by Management as an essential element to the Board properly and fully carrying out its duties. The Board expects and believes that Management is extremely competent in carrying out its duties of data collection and analysis and reporting to the Board thereon.

The Board expects Management to promptly bring to the Board's attention issues which are significant to the Company from a tactical or material point of view together with Management's recommendations on how to best deal with such issues. Management has always met these expectations of the Board and the Board anticipates that Management will continue to do so.

**Shareholder Relations**

Shareholder relations are primarily handled by the President of the Company. From time to time, other members of Management assist with shareholder enquiries and shareholder relations in general when their area of expertise and position in Management makes it appropriate to do so.

## EXECUTIVE COMPENSATION

The following disclosure relates to the Company's Chief Executive Officer and, if they earned more than $100,000 per year, the four highest paid executive officers other than the Chief Executive Officer (the "Named Executive Officers") of the Company.

### Compensation Summary

The following table discloses the compensation paid by the Company during the previous three financial years to the Named Executive Officers:

**SUMMARY COMPENSATION TABLE**

| | | Annual Compensation | | | Long Term Compensation Awards[1] | |
|---|---|---|---|---|---|---|
| Name & Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options Granted (#) | All Other Compensation ($) |
| K. Wayne Livingstone | 2002 | Nil | Nil | Nil | 150,000 | Nil |
| Former President [2] | 2001 | Nil | Nil | Nil | Nil | Nil |
| | 2000 | Nil | Nil | Nil | Nil | Nil |

(1) No SARs were granted.
(2) John G. Paterson was appointed President of the Company on August 29, 2002.

### Consulting Agreements

Since the last fiscal year-end the Company entered into consulting agreements regarding the provision to the Company of various management services with the following: Glengarry Resource Management Inc. a private Ontario company wholly-owned by the Company's President, John G. Paterson, of Vancouver, B.C. and Westvista Management Inc., a private British Columbia company controlled by the Company's Director, Thomas W. Beattie, of West Vancouver, B.C.

Also see the disclosure on certain agreements under the heading "Management Contracts".

### Incentive Stock Options

The Board of Directors of the Company established and the shareholders approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of and consultants to the Company and its subsidiaries and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The Company is currently listed on Tier 2 of the TSX Venture Exchange Inc. (the "TSXV"). The Plan has also been structured so as to enable the Company, without requiring further shareholder approval, to issue stock options that also comply with The Toronto Stock Exchange (the "TSE") policies in the event that the Company obtains a listing on either Tier 1 of the TSXV or the TSE.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SARs") granted by the Company during the preceding financial year to the Named Executive Officers:

## OPTION/SAR GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR[1]

| Name | Securities Under Options/SARs Granted (#) | % of Total Options/SARs Granted to Employees in Financial Year | Exercise Or Base Price ($/Security) | Market Value of Securities Underlying Options on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| K. Wayne Livingstone | 150,000/nil | % | 0.25 | $0.55 | August 28, 2007 |

(1) No SARs were granted.

The following are the particulars of all stock options granted since the date of commencement of the Company's last completed financial year on June 1, 2001:

## ALL OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR[1]

| Optionee | Number of Shares | Price per Share $ | Date Option Granted | Expiry Date | Price Range in 30 Day Period Preceding Date of Granting ($) |
|---|---|---|---|---|---|
| Nil | | | | | |

(1) No SARs were granted

The following table discloses the particulars of stock options exercised during the last financial year by the Named Executive Officers:

## AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES [1]

| Name | Securities Acquired On Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at December 31, 2001 (#) Exercisable/Unexercisable | Value of Unexercised In the Money Options at December 31, 2001[1] ($) Exercisable/Unexercisable |
|---|---|---|---|---|
| K. Wayne Livingstone Former President | Nil | N/A | Nil/Nil | Nil/Nil |

(1) Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

### Pension Plans

The Company does not have any pension plans.

### Compensation of Directors and Management

Other than stock options to purchase shares of the Company which are granted to the Company's directors from time to time, the Company does not have any formal arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors.

During the financial year ended May 31, 2002 the aggregate direct remuneration paid or payable by the Company and its subsidiaries to its directors and senior officers was $2,866.

**Indebtedness of Directors and Officers**

None of the directors, executive officers or senior officers of the Company or persons who were directors, executive officers or senior officers of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election as directors of the Company and none of the associates of such persons are or have been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

**Composition of the Compensation Committee**

The Board of Directors has established a Compensation Committee consisting of three directors of the Company: Michael D. Winn, K. Wayne Livingstone and John G. Paterson.

The Compensation Committee, reports as follows:

***Report on Executive Compensation***

*In determining the level of remuneration of executive officers, the committee considered a number of factors. As the Company does not have any cash flow from operations, executive compensation could not be tied to the revenues, net income or other traditional measures of the financial performance of the Company. Therefore, the committee primarily based such remuneration on their determination of what level of remuneration was necessary to attract and retain people having the experience and ability of the executive officers. Some emphasis was also placed on the fact that the executive officers may have received stock options from the Company. The Company does not have or grant to executive officers or other employees SARs, restricted shares, restricted share units and other incentive plans, or long term compensation programs.*

***REPORT PRESENTED BY:***

*MICHAEL D. WINN* *K. WAYNE LIVINGSTONE* *JOHN G. PATERSON*

## INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has or has had, any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

## REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2000, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Deloitte & Touche LLP were initially appointed auditors of the Company in 2002.

## MANAGEMENT CONTRACTS

Pursuant to an agreement dated as of September 1, 2002, between the Company and Southwestern Resources Corp. ("Southwestern"), of Suite 1650, 701 West Georgia Street, Vancouver, British Columbia,

the Company pays a monthly fee to Southwestern in consideration of Southwestern providing office facilities, reception, secretarial, accounting, certain administrative and geological services to the Company. The current fee of $4,000 per month is intended to reimburse the costs to Southwestern of providing such services and may be adjusted on a semi-annual basis to reflect Southwestern's actual costs. Southwestern is a public company the shares of which trade on The Toronto Stock Exchange. John G. Paterson, Parkash K. Athwal and Thomas W. Beattie are directors and/or officers of the Company and of Southwestern.

Pursuant to an agreement dated as of September 1, 2002, between the Company and Aurora Platinum Corp. ("Aurora"), of Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, the Company pays a monthly fee to Aurora in consideration of Aurora providing office facilities, reception, secretarial, and certain administrative services to the Company in Sudbury, Ontario. The current fee of $2,000 per month is intended to reimburse the costs to Aurora of providing such services and may be adjusted on a semi-annual basis to reflect Aurora's actual costs. Aurora is a public company the shares of which trade on the TSX Venture Exchange. Thomas W. Beattie and Parkash K. Athwal are directors and/or officers of the Company and of Aurora.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

**Other Matters**

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

## DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

DATED at Vancouver, B.C. this November 15, 2002.

Susy H. Horna
Corporate Secretary

## ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the *Securities Act* (Alberta), as amended) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this November 15, 2002.

John G. Paterson
President & CEO

Parkash K. Athwal
Chief Financial Officer

# SUPERIOR DIAMONDS INC.

## Proxy Solicited by Management of the Company for the Annual General Meeting of Shareholders, December 20, 2002

The undersigned shareholder of Superior Diamonds Inc. (the "Company") hereby appoints **John G. Paterson**, or failing him, **Thomas W. Beattie**, or, instead of either of them, ______________________________ *
as proxyholder of the undersigned, to attend, act and vote in respect to all shares registered in the name of the undersigned at the Annual General Meeting of the Shareholders of the Company to be held on Friday December 20, 2002 and at any adjournments thereof (the "Meeting") in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

*** Note: A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the Management nominees.** A shareholder desiring to appoint some other person to represent him at the Meeting may do so either by inserting such person's name in the space provided and striking out the names of the management nominees or by completing another form of proxy. This form of proxy must be executed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Signature should correspond with the name imprinted hereon. Where two or more persons are named, all should sign.

**Unless directed therein to the contrary, the proxyholder will vote FOR** each of the matters referred to herein and identified in the Information Circular as intended to be acted upon.

***This form of proxy is discretionary*** and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, in accordance with the best judgement of the person voting the proxy at the Meeting.

Without limiting the generality of the foregoing, such proxyholder is directed to vote as follows on the following proposals:

**Management favours a VOTE FOR items 1 and 2 below:**

1. Election of four Directors

   ☐ **VOTE FOR all nominees** listed below (except as marked to the contrary below)

   ☐ **WITHHOLD AUTHORITY** to vote for all nominees listed below

   **(Instruction: To withhold authority to vote for any individual nominee, strike a line through the nominee's name below)**

   John G. Paterson — Thomas W. Beattie
   Michael D. Winn — K. Wayne Livingstone

2. Appointment of Deloitte & Touche LLP as auditors and authorize the Directors to fix the remuneration of the auditors.

   ☐ **VOTE FOR** ☐ **WITHHOLD AUTHORITY**

3. In the proxyholder's sole discretion upon such other business as may properly come before the Meeting.

If this proxy is not dated in the space provided below, it will be deemed to bear the date on which it was mailed by the Company.

Dated this ____________ day
of ________________, 2002

______________________________
Signature of Shareholder

# PLEASE DATE THIS PROXY AND SIGN AS YOUR NAME APPEARS HEREON

**To be effective, this proxy must be received before 10:00 a.m. (Vancouver time) on Wednesday December 18, 2002 by Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, facsimile (604) 683-3694.**

The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting.

Computershare

**Computershare Trust Company of Canada**
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

November 26, 2002

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Superior Diamonds Inc.

We confirm that the following material was sent by pre-paid mail on November 25, 2002, to the registered shareholders of Common shares of the subject Corporation:

1. Notice of Annual General Meeting / Management Information Circular
2. Proxy
3. Supplemental Mail List Return Card
4. Annual Report for the year ended May 31, 2002 including Consolidated Financial Statements for the years ended May 31, 2002 and 2001 / Form 51-901F Quarterly Report for the Quarter ended May 31, 2002 - Schedule B - Supplementary Information / Management Discussion & Analysis
5. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Benefical Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
A/Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

# SUPERIOR DIAMONDS INC.

# MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT NOVEMBER 15, 2002

## PERSONS MAKING THIS SOLICITATION OF PROXIES

**This Information Circular is furnished in connection with the solicitation of Proxies by the management (the "Management") of Superior Diamonds Inc. (the "Company") for use at the Annual and Special Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.** It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

## COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required in accordance with the Company's By-laws or the *Business Corporations Act (Yukon Territory)*, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast by shareholders of outstanding common shares entitled to vote and represented in person or by proxy will be required unless otherwise required by the Company's Articles or By-laws.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS SPECIFIED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS OR HER NOMINEE IN THE SPACE PROVIDED THEREIN OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy as proxyholders are to vote with respect to any matter by marking an "X" in the appropriate space. On any poll those persons named in the enclosed Proxy as proxyholders will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or his or her attorney authorized in writing. In the case of a corporation, the Proxy must be

dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 4th Floor, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, FACSIMILE (604) 683 3694, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE TIME OF THE MEETING. PROXIES MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING. THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

**Non-Registered Holders**

SHAREHOLDERS WHO RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased such shares. More particularly, a person is not a registered shareholder in respect of the shares of the Company which are held on behalf of that person (the "Non-Registered Holder") but which are registered either (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares of the Company (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans) or (b) in the name of a clearing agency (such as The Canadian Depository of Securities Limited "CDS") of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either be given a:

a. voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or
b. form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamp signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit

a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Company's shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxy holders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

## REVOCATION OF PROXIES

An Intermediary acting on behalf of a shareholder that has given a Proxy, has the power to revoke it. Revocation can be effected by an instrument in writing signed by the Intermediary, shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the business office of the Company at P.O. Box 54060 Pacific Centre, Suite 1515-700 West Pender St., Vancouver, BC, Canada, V6C 3P4, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to commencement of the Meeting.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, except for the current and future in.siders of the Company to the extent that they may be granted options to purchase shares of the Company pursuant to the Company's Stock Option Plan.

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 22,659,115 common shares issued and outstanding.

Only those common shareholders of record on November 15, 2002 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

| Name | Number of Shares | Percentage of Outstanding Shares |
|---|---|---|
| Aurora Platinum Corp.[1] | 13,150,000 | 58% |

(1) Aurora Platinum Corp. is a publicly traded company, the shares of which trade on TSX Venture Exchange.

## ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated or he becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them:

| Name and Present Position with the Company | Present Principal Occupation [1] | Director Since | Owned Shares [2] |
|---|---|---|---|
| **K. WAYNE LIVINGSTONE**[3][4]<br>Director & Chairman | Geologist, President of New Oroperu Resources Inc., partner in Yukon placer mining operation. | 1998 | 94,750 |
| **JOHN G. PATERSON**[4]<br>President & Director | President, CEO and Director the Company and Southwestern Resources Corp.; and President, Glengarry Resource Management Inc. (private consulting company). | 2002 | 200,000 |
| **MICHAEL D. WINN** [3][4]<br>Director | Director of Aurora Platinum Corp. President, Terrasearch Inc. (financial consulting company), January 1997 to present; Financial Analyst, Global Resource Investments Ltd., 1994 to 1996. | 2002 | 100,000 |
| **THOMAS W. BEATTIE**[3]<br>Director | Vice-President, Corporate Development and Corporate Secretary of Aurora since May 2000; Vice-President, Corporate Development and Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation; President of Westvista Management Inc. (private consulting company). | 2002 | Nil |

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.
(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at November 15, 2002.
(3) Member of Audit Committee.
(4) Member of the Compensation Committee.

Pursuant to the provisions of the *Business Corporations Act (Yukon Territory)* the Company is required to have an Audit Committee, whose members are indicated above. Members of the Company's Compensation Committee are also indicated above.

All of the above persons are ordinarily resident in Canada except for Michael D. Winn who is a resident of the United States of America. Pursuant to requirements of the *Business Corporations Act (Yukon)*, advance notice of the Meeting was published in The Province newspaper on October 18, 2002.

## CORPORATE GOVERNANCE

The Toronto Stock Exchange requires every listed company incorporated in Canada to annually disclose its approach to corporate governance with reference to the guidelines on corporate governance adopted by that Exchange (the "Guidelines"). Even though the shares of the Company are listed for trading on the TSX Venture Exchange, the Board of Directors has implemented corporate governance procedures, and where such procedures differ from the Guidelines, an explanation of the differences is given.

The Guidelines are only suggestions or proposals for the method of corporate governance of listed companies and are not binding upon any listed company. In fact, it is recognized that the Guidelines may not be practical or even optimal for certain types of companies. For example, companies in their early stage of development, companies founded to exploit unique opportunities or companies founded and currently operated by one or two entrepreneurs may find that compliance with the Guidelines would be restrictive and not conducive to that company's growth. For this reason the Guidelines appear to be

generally more suitable to mature, well established companies that have been in operation for a number of years.

The following is a description of the system of corporate governance of the Company, with differences from the Guidelines noted.

**Mandate, Duties and Objectives of the Board**

As suggested by the Guidelines, the Board of Directors of the Company has responsibility for the stewardship of the Company, including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning, communications with investors and the financial community and the integrity of the Company's internal control and Management information systems.

Strategic planning and risk identification by the Board is assisted by and based on information and recommendations of the Management of the Company on a variety of matters including opportunities for the Company in various countries and project status. As the replacement of members of the Company's Management occurs infrequently, the Board has adopted an informal program for the training and monitoring of new Management members, rather than a formal program as is suggested by the Guidelines.

A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources. It is anticipated that this primary will be achieved through joint ventures with established, well-financed mining or exploration companies that will assume a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

The Guidelines suggest that the Board of Directors, together with the Chief Executive Officer, develop descriptions of the positions for the Board and the CEO, including the limits on Management's responsibilities and the objectives to be met by the CEO. The Board has not established descriptions of such positions as it feels that they are unnecessary and would not improve the function and performance of either the Board or the CEO. Further, the Board has not set limits on the Management's responsibilities or objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalise these matters would be restrictive and counter-productive. The Board further believes that the requirements imposed on Management by the Company's governing corporate legislation to act honestly, in good faith and in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person, together with the body of common law which has developed around those requirements, provide the best guidelines regarding corporate governance and would not be improved by the appointment of a committee of directors to oversee corporate governance issues.

**Composition of the Board**

The Guidelines suggest that a majority of the directors of a listed company be "unrelated" directors. An "unrelated" director is defined in the Guidelines to be a director who is independent of Management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from a shareholding in the Company. Where the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

The Board of Directors of the Company consists of four directors, one of whom is a senior officer of the Company and thus is a "related" director, and three of whom are "unrelated" directors. Aurora is a significant shareholder in the Company, and one of the four members of the Board of Directors of the Company is a director of Aurora. In view of the stage of development of the Company and its mineral properties, it is the opinion of the Board that the one member of the Board who is a senior officer of the Company, and the second member of the Board who is a director of the significant shareholder, do not inhibit the operation of the Board and, in fact, contribute positively to the Board to such an extent that the Company would not be at its current stage of development without the presence of these directors. It is also the view of the Board that the number of directors on the Board is currently optimal.

**Board Committees**

The Board of Directors has appointed two committees, which are described below. The Guidelines suggest that all committees be composed of outside (non-Management) directors, a majority of whom are also unrelated directors. Except for an audit committee, there are no requirements under the Company's governing corporate legislation regarding committees of the Board. The audit committee appointed by the Board complies with all applicable statutory requirements, including the relationship of the number of outside directors to inside directors.

*Audit Committee:* The Audit Committee consists of three unrelated directors (Michael D. Winn, Committee Chairman, K. Wayne Livingstone and Thomas W. Beattie).

The Audit Committee is responsible for reviewing the Company's interim and annual financial statements before they are reviewed and approved by the Board, the Company's financial reporting procedures and internal controls and the performance of the Company's auditors. Such reviews are carried out with the assistance of the Company's auditors and the Company's senior financial management.

*Compensation Committee:* The Compensation Committee consists of two unrelated directors and one related director (K. Wayne Livingstone, Michael D. Winn and John G. Paterson).

The Compensation Committee is responsible for the review of the compensation (including stock options) of the Management of the Company, to report to the Board of Directors on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The Committee is also responsible for the Report on Executive Compensation set out in the section "Remuneration of Management and Executive Compensation" below.

**Compensation of the Board**

Other than stock options to purchase shares of the Company which are granted to the Company's directors, the Company does not have any formal arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors. The Board believes that the compensation of the individual directors through such stock options is sufficient.

**Recruitment of Board Members and Assessment of Board Performance**

The Board has not established any formal procedures for the recruitment of members to the Board of Directors or for assessing the performance of Board members. Generally, those responsibilities have been carried out on an informal basis by the Chairman of the Board.

The Guidelines suggest that a committee of independent directors be appointed to recommend new members to the board of directors and that an orientation and education program for new members be established. The Board does not feel that an independent committee is necessary at this time but it will implement an orientation and education program whenever new members are elected to the board.

With respect to Board performance the Chairman discusses with each of the directors, on an individual basis, that director's contribution to the Board and committees of the Board and any other matters which may be relevant thereto. While the Guidelines recommend that a committee of independent directors assess the effectiveness of members of the Board, it is the view of the Board that in light of its small size and the close and open relationship among the Board members that the formality of a committee would not be as effective as the current arrangement and is therefore unnecessary.

**Decisions Requiring Board Approval**

In addition to those matters which by law must be approved by the Board of Directors, Management seeks approval of the Board for any acquisition, disposition or venture which could be considered material in view of the Company's circumstances. Appointments to Management are also approved by the Board of Directors.

The Board has not formally established a system which enables an individual director to engage an outside adviser at the Company's expense with respect to matters requiring a director's approval, however, it does not anticipate that, in the appropriate circumstances and upon approval by the appropriate committee of the Board, it would have any objection to such an engagement.

**Board Independence of Management**

The Chairman of the Board is independent of Management of the Company, as suggested by the Guidelines. The relevant corporate legislation requires a director to disclose to the Board the nature and extent of any direct or indirect interest of the director in any transaction which the Company proposes to undertake. This would include any interest arising by reason of the director also being a member of the Company's Management. The director must then abstain from voting on the transaction or be liable to the Company for any profit which he realizes from the transaction. If he does not abstain from voting and the transaction was reasonable and fair to the Company at the time it was entered into the transaction must be approved by the shareholders by a special resolution in order for the director to avoid such liability. The corporate legislation also provides that a director is deemed not to be interested in any transaction (and, accordingly, may vote on such transaction) where the director's interest arises solely from the fact that the transaction (i) relates to a loan to the Company the repayment of which has been guaranteed by the director or a corporation in which the director has an interest, (ii) is with or for the benefit of a corporation affiliated with the Company of which he is a director or an officer, (iii) relates to an indemnity or insurance for the benefit of the director, or (iv) relates to the remuneration of the director in his capacity as a director.

**Board Expectations of Management**

The Board views the information provided to it by Management as an essential element to the Board properly and fully carrying out its duties. The Board expects and believes that Management is extremely competent in carrying out its duties of data collection and analysis and reporting to the Board thereon.

The Board expects Management to promptly bring to the Board's attention issues which are significant to the Company from a tactical or material point of view together with Management's recommendations on how to best deal with such issues. Management has always met these expectations of the Board and the Board anticipates that Management will continue to do so.

**Shareholder Relations**

Shareholder relations are primarily handled by the President of the Company. From time to time, other members of Management assist with shareholder enquiries and shareholder relations in general when their area of expertise and position in Management makes it appropriate to do so.

## EXECUTIVE COMPENSATION

The following disclosure relates to the Company's Chief Executive Officer and, if they earned more than $100,000 per year, the four highest paid executive officers other than the Chief Executive Officer (the "Named Executive Officers") of the Company.

### Compensation Summary

The following table discloses the compensation paid by the Company during the previous three financial years to the Named Executive Officers:

**SUMMARY COMPENSATION TABLE**

| | | Annual Compensation | | | Long Term Compensation Awards[1] | |
|---|---|---|---|---|---|---|
| Name & Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options Granted (#) | All Other Compensation ($) |
| K. Wayne Livingstone | 2002 | Nil | Nil | Nil | 150,000 | Nil |
| Former President [2] | 2001 | Nil | Nil | Nil | Nil | Nil |
| | 2000 | Nil | Nil | Nil | Nil | Nil |

(1) No SARs were granted.
(2) John G. Paterson was appointed President of the Company on August 29, 2002.

### Consulting Agreements

Since the last fiscal year-end the Company entered into consulting agreements regarding the provision to the Company of various management services with the following: Glengarry Resource Management Inc. a private Ontario company wholly-owned by the Company's President, John G. Paterson, of Vancouver, B.C. and Westvista Management Inc., a private British Columbia company controlled by the Company's Director, Thomas W. Beattie, of West Vancouver, B.C.

Also see the disclosure on certain agreements under the heading "Management Contracts".

### Incentive Stock Options

The Board of Directors of the Company established and the shareholders approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of and consultants to the Company and its subsidiaries and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The Company is currently listed on Tier 2 of the TSX Venture Exchange Inc. (the "TSXV"). The Plan has also been structured so as to enable the Company, without requiring further shareholder approval, to issue stock options that also comply with The Toronto Stock Exchange (the "TSE") policies in the event that the Company obtains a listing on either Tier 1 of the TSXV or the TSE.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SARs") granted by the Company during the preceding financial year to the Named Executive Officers:

## OPTION/SAR GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR[1]

| Name | Securities Under Options/SARs Granted (#) | % of Total Options/SARs Granted to Employees in Financial Year | Exercise Or Base Price ($/Security) | Market Value of Securities Underlying Options on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| K. Wayne Livingstone | 150,000/nil | % | 0.25 | $0.55 | August 28, 2007 |

(1) No SARs were granted.

The following are the particulars of all stock options granted since the date of commencement of the Company's last completed financial year on June 1, 2001:

## ALL OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR[1]

| *Optionee* | *Number of Shares* | *Price per Share $* | *Date Option Granted* | *Expiry Date* | *Price Range in 30 Day Period Preceding Date of Granting ($)* |
|---|---|---|---|---|---|
| Nil | | | | | |

[1] *No SARs were granted*

The following table discloses the particulars of stock options exercised during the last financial year by the Named Executive Officers:

## AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES [1]

| Name | Securities Acquired On Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at December 31, 2001 (#) Exercisable/Unexercisable | Value of Unexercised In the Money Options at December 31, 2001[1] ($) Exercisable/Unexercisable |
|---|---|---|---|---|
| K. Wayne Livingstone<br>Former President | Nil | N/A | Nil/Nil | Nil/Nil |

(1) Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

### Pension Plans

The Company does not have any pension plans.

### Compensation of Directors and Management

Other than stock options to purchase shares of the Company which are granted to the Company's directors from time to time, the Company does not have any formal arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors.

During the financial year ended May 31, 2002 the aggregate direct remuneration paid or payable by the Company and its subsidiaries to its directors and senior officers was $2,866.

**Indebtedness of Directors and Officers**

None of the directors, executive officers or senior officers of the Company or persons who were directors, executive officers or senior officers of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election as directors of the Company and none of the associates of such persons are or have been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

**Composition of the Compensation Committee**

The Board of Directors has established a Compensation Committee consisting of three directors of the Company: Michael D. Winn, K. Wayne Livingstone and John G. Paterson.

The Compensation Committee, reports as follows:

***Report on Executive Compensation***

*In determining the level of remuneration of executive officers, the committee considered a number of factors. As the Company does not have any cash flow from operations, executive compensation could not be tied to the revenues, net income or other traditional measures of the financial performance of the Company. Therefore, the committee primarily based such remuneration on their determination of what level of remuneration was necessary to attract and retain people having the experience and ability of the executive officers. Some emphasis was also placed on the fact that the executive officers may have received stock options from the Company. The Company does not have or grant to executive officers or other employees SARs, restricted shares, restricted share units and other incentive plans, or long term compensation programs.*

***REPORT PRESENTED BY:***

*MICHAEL D. WINN     K. WAYNE LIVINGSTONE     JOHN G. PATERSON*

## INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has or has had, any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

## REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2000, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Deloitte & Touche LLP were initially appointed auditors of the Company in 2002.

## MANAGEMENT CONTRACTS

Pursuant to an agreement dated as of September 1, 2002, between the Company and Southwestern Resources Corp. ("Southwestern"), of Suite 1650, 701 West Georgia Street, Vancouver, British Columbia,

the Company pays a monthly fee to Southwestern in consideration of Southwestern providing office facilities, reception, secretarial, accounting, certain administrative and geological services to the Company. The current fee of $4,000 per month is intended to reimburse the costs to Southwestern of providing such services and may be adjusted on a semi-annual basis to reflect Southwestern's actual costs. Southwestern is a public company the shares of which trade on The Toronto Stock Exchange. John G. Paterson, Parkash K. Athwal and Thomas W. Beattie are directors and/or officers of the Company and of Southwestern.

Pursuant to an agreement dated as of September 1, 2002, between the Company and Aurora Platinum Corp. ("Aurora"), of Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, the Company pays a monthly fee to Aurora in consideration of Aurora providing office facilities, reception, secretarial, and certain administrative services to the Company in Sudbury, Ontario. The current fee of $2,000 per month is intended to reimburse the costs to Aurora of providing such services and may be adjusted on a semi-annual basis to reflect Aurora's actual costs. Aurora is a public company the shares of which trade on the TSX Venture Exchange. Thomas W. Beattie and Parkash K. Athwal are directors and/or officers of the Company and of Aurora.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

**Other Matters**

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

## DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

*"Susy H. Horna"*

DATED at Vancouver, B.C. this November 15, 2002.

Susy H. Horna
Corporate Secretary

## ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the *Securities Act* (Alberta), as amended) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this November 15, 2002.

*"John G. Paterson"*

John G. Paterson
President & CEO

*"Parkash K. Athwal"*

Parkash K. Athwal
Chief Financial Officer

Computershare

510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

October 21, 2002

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Superior Diamonds Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | | |
|---|---|---|---|
| 1. | Meeting Type | : | Annual General |
| 2. | Class of Securities Entitled to Receive Notice | : | Common |
| 3. | Class of Securities Entitled to Vote | : | Common |
| 4. | CUSIP Number | : | 868152109 |
| 5. | Record Date for Notice | : | November 15, 2002 |
| 6. | Record Date for Voting | : | November 15, 2002 |
| 7. | Beneficial Ownership Determination Date | : | November 15, 2002 |
| 8. | Meeting Date | : | December 20, 2002 |
| 9. | Meeting Location | : | Vancouver |
| 10. | Business | : | Routine |

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
A/Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

October 18, 2002

The British Columbia Securities Commission
The Alberta Securities Commission
The Yukon Securities Commission

Dear Sirs:

**Re: Superior Diamonds Inc. (the "Company")**

We advise the following with respect to the upcoming Meeting of Shareholders for the above Company:

| | |
|---|---|
| Meeting Type: | Annual General Meeting |
| Security Description of Voting Issue: | Common shares |
| CUSIP Number: | 868152 10 9 |
| Record Date: | November 15, 2002 |
| Meeting Date: | December 20, 2002 |

Yours truly,

**SUPERIOR DIAMONDS INC.**

*"John G. Paterson"*

John G. Paterson
President & CEO

/sh

cc: TSX Venture Exchange

Computershare

510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

July 3, 2002

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Consolidated Ouro Brasil Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | | |
|---|---|---|---|
| 1. | Meeting Type | : | Extraordinary |
| 2. | Security Description of Voting Issue | : | Common |
| 3. | CUSIP Number | : | 209721109 |
| 4. | Record Date | : | July 11, 2002 |
| 5. | Meeting Date | : | August 16, 2002 |
| 6. | Meeting Location | : | Vancouver, BC |

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
A/Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

Computershare

**Computershare Trust Company of Canada**
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

May 23, 2002

**AMENDED**

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Registrar of Securities, Government of the Yukon Territory
TSX Venture Exchange

Dear Sirs:

Subject: CONSOLIDATED OURO BRASIL LTD.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | | |
|---|---|---|---|
| 1. | Meeting Type | : | Extraordinary General |
| 2. | Security Description of Voting Issue | : | Common |
| 3. | CUSIP Number | : | 209 721 109 |
| 4. | Record Date | : | May 15, 2002 |
| 5. | **Meeting Date** | : | **CANCELLED** |
| 6. | Meeting Location | : | Vancouver, BC |

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

*"Anita Dayal"*
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3649

# Computershare

**Computershare Trust Company of Canada**
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

April 22, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Registrar of Securities, Government of the Yukon Territory
TSX Venture Exchange

Dear Sirs:

Subject: CONSOLIDATED OURO BRASIL LTD.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | | |
|---|---|---|---|
| 1. | Meeting Type | : | Extraordinary General |
| 2. | Security Description of Voting Issue | : | Common |
| 3. | CUSIP Number | : | 209 721 109 |
| 4. | Record Date | : | May 15, 2002 |
| 5. | Meeting Date | : | June 20, 2002 |
| 6. | Meeting Location | : | Vancouver, BC |

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

*"Anita Dayal"*
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3649

# CONSOLIDATED OURO BRASIL LTD.

Suite 1260, 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2

# INFORMATION CIRCULAR

## FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF CONSOLIDATED OURO BRASIL LTD. TO BE HELD ON NOVEMBER 22, 2001

## SOLICITATION OF PROXIES

This information circular (the "*Information Circular*") is furnished in connection with the solicitation of proxies by the management of **Consolidated Ouro Brasil Ltd.** (the "*Company*") for use at the Annual General Meeting (the "*Meeting*") of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The cost of this solicitation will be borne by the Company.

## APPOINTMENT OF PROXYHOLDER

A shareholder unable to attend the Meeting may appoint a proxyholder to vote his common shares at the Meeting by completing the form of proxy (the "*Proxy*") provided with this Information Circular. The persons named as proxyholder on the accompanying Proxy have been provided by management for selection by the shareholder. A shareholder desiring to appoint some other person may do so by inserting the name in the space provided. If no choice of proxyholder is made then the first named proxyholder will exercise the Proxy with automatic substitution of the succeeding named proxyholder if such first named is not able to attend the Meeting. A person appointed as proxyholder need not be a shareholder of the Company.

All completed Proxy forms must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, located at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours before the time of the Meeting.

## REVOCATION OF PROXY

A Proxy may be revoked either by signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid or signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed as set out

in the notes to the Proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer thereat as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

## EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder in the enclosed form of Proxy will vote the common shares in respect of which they are so appointed in accordance with the direction of the shareholders appointing them. In the absence of any such direction from a shareholder such common shares will be voted in the discretion of the proxyholder upon the matters described in the form of Proxy.

The enclosed form of Proxy confers discretionary authority upon the proxyholder with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting unless revoked by the shareholder as provided in the form of Proxy. At the time of printing this Information Circular management of the Company knows of no such amendments, variations, or other matters which are to be presented for action at the Meeting, other than the matters referred to in the Notice of Meeting.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles or Memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

## RECORD DATE

Those registered members entitled to vote at the Meeting will be determined by the record of such holders at the close of business on October 9, 2001.

## PRINCIPAL HOLDERS OF COMMON SHARES AND VOTING RIGHTS

The Company is authorized to issue 100,000,000 common shares without par value of which 3,695,401 common shares are issued and outstanding as of the date hereof. The Company has no other class of voting securities.

Holders of the outstanding common shares in the capital of the Company on the record date will, on a poll or ballot, be entitled to such votes per common share as provided by the Articles and Memorandum of the Company, provided they are present in person or by Proxy.

To the knowledge of management of the Company the following beneficially own, directly or indirectly, or exercise control or direction, over common shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

| Member | Number of Common Shares | Percentage of Issued |
|---|---|---|
| CDS & Co.[(1)] | 991,874[(2)] | 26.84% |

(1) The Company is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Company.

(2) This information was supplied to the Company by the Company's registrar and transfer agent, Computershare Trust Company of Canada.

## SHARE HOLDINGS OF PERSONS SOLICITING PROXIES

The Board of Directors and Officers of the Company are soliciting Proxies by issuance of the within Information Circular. Those persons, their present offices, and their common shares beneficially owned in the Company, directly or indirectly, are as follows:

| Name | Office | Number of Common Shares |
|---|---|---|
| Eric D. Pinkney | President, Chief Executive Officer and a Director | Nil |
| Kevin K. R. Winter | A Director | Nil |
| K. Wayne Livingstone | Director | Nil |
| Aris Morfopoulos | Secretary and Chief Financial Officer | 1,875 |

## REMUNERATION OF MANAGEMENT AND OTHERS

### Executive Compensation

The Company's fiscal year end is the 31st day of May.

Pursuant to Form 41 of the *Securities Rules* (British Columbia), the Company is a "small business issuer", which is defined as a company that:

- had revenues of less than $25,000,000 in its last completed financial year;
- is not a non-redeemable investment fund or mutual fund;
- has a public float of less than $25,000,000; and
- if it is a subsidiary of another company, that other company is also a small business issuer.

The Company has created four Executive Offices, namely that of President, Secretary, Chief Executive Officer and Chief Financial Officer. In this regard the Company's named Executive Officers (collectively, the "*Named Executive Officers*") are as follows:

Eric D. Pinkney - Mr. Pinkney became a Director of the Company and the Company's current President and Chief Executive Officer effective on May 4, 2001.

Aris Morfopoulos – Mr. Morfopoulos became the Secretary of the Company on April 15, 1998 and Company's current Chief Financial Officer effective on October 13, 1999.

For the purpose of this Information Circular, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

"*Equity security*" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"*Option*" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"*LTIP*" means a long-term incentive plan, which is any plan providing

compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

"*SAR*" means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as condensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table details the compensation paid to the Company's Named Executive Officers during the Company's three most recently completed financial years:

**Summary Compensation Table**

| | | Annual Compensation | | Long-Term Compensation | | |
|---|---|---|---|---|---|---|
| Name and Principal Position[1] | Fiscal Year End | Salary ($) | Bonus ($) | All other and annual Compensation and LTIP Payouts ($) | Securities under Options/ SARS Granted (#) | Restricted Shares or Restricted Share Units (#) |
| Eric D. Pinkney<br>President, Chief Executive Officer and a Director | 2001<br>2000<br>1999 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| Aris Morfopoulos<br>Secretary and Chief Financial Officer | 2001<br>2000<br>1999 | 15,000<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | 28,000[2]<br>Nil<br>Nil | Nil<br>Nil<br>Nil |

---

(1) Please refer to the disclosure found above the "Summary Compensation Table" for a detailed description of the Company's Named Executive Officers.

(2) These Options are exercisable at a price of $0.19 per common share until October 18, 2005.

---

The Company anticipates that compensation for the Named Executive Officers of the Company will be the same for the Company's next financial year as it was for the Company's most recently completed financial year.

Long-term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year

Other than as set forth in the Notes to the "Summary Compensation Table" as described hereinabove, no other Options or SARs were granted or are in effect and in favour of any of the Company's Named Executive Officers for the Company's most recently completed financial year. Reference is made herein to the heading captioned "Stock Options" hereinbelow for further information in this regard.

Aggregate Options/SAR Exercises during the most recently completed Financial Year and Financial Year-End Option/SAR Value

The aggregate net value of stock Options exercised during the Company's year ended May 31, 2001 was $Nil.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

**Compensation of Directors**

For the Company's most recently completed fiscal year:

(a) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for acting in their capacity as such;

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for acting in their capacity as such;

(c) no arrangements of any kind existed with respect to the payment of

compensation of any kind to any of the Company's current Directors for services rendered, or proposed to be rendered, to the Company as consultants or experts;

(d) no SARs or LTIPs were outstanding or in effect in favour of any of the Company's current Directors; and

(e) the following Options were granted to the Company's current Directors:

| Name | Securities Under Option (#) | % of Total Options Granted in Period (%) | Exercise Price ($) | Market Value of Securities Underlying Option @ Date of Grant ($/Security) | Expiry Date |
|---|---|---|---|---|---|
| K. Wayne Livingstone | 57,500 | 50.66 | 0.19 | 0.24 | October 18, 2005 |

## FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended May 31, 2001 will be placed before the Meeting for review and consideration by the shareholders of the Company.

## APPOINTMENT OF AUDITORS

Management of the Company will recommend to the Meeting to appoint Smythe Ratcliffe, Chartered Accountants, as auditors of the Company for the ensuing year, and to authorize the Directors of the Company to fix such auditors' remuneration.

## STOCK OPTIONS

The following table sets out the Options which were granted by the Company to the current Directors and Officers of the Company during the Company's most recently completed financial year:

| Name | Securities Under Option (#) | % of Total Options Granted in Period (%) | Exercise Price ($) | Market Value of Securities Underlying Option @ Date of Grant ($/Security) | Expiry Date |
|---|---|---|---|---|---|
| K. Wayne Livingstone | 57,500 | 50.66 | 0.19 | 0.24 | October 18, 2005 |
| Aris Morfopoulos | 28,000 | 24.67 | 0.19 | 0.24 | October 18, 2005 |

No Options were granted by the Company to employees of the Company during the Company's most recently completed financial year.

No Options were exercised during the Company's most recently completed financial year by any Director, Officer or employee of the Company.

All Options outstanding as at May 31, 2001 were exercisable.

As set forth hereinbelow, management of the Company proposes to seek disinterested shareholder approval (majority of the minority) for the granting of incentive stock Options (which Options may have special rights attached to them) to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock Options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock Option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the Directors or Officers of the Company, nor any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company.

## ELECTION OF DIRECTORS

The Directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors in office are duly elected or appointed. The term of office of each member of the Board of Directors expires at the Meeting. Management of the Company proposes to nominate the persons listed below for election as Directors of the Company. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE SLATE OF NOMINEES HEREIN LISTED SHAREHOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES ADDITIONAL TO THOSE NAMED.

The following persons are proposed to be nominated by management for election as Directors of the Company at the Meeting.

| Name, Country of Residence and Other Positions, if any, held with the Company | Principal Occupation or Employment during the Past Five Years | Director Since | Number of Common Shares Beneficially Owned or Directed |
|---|---|---|---|
| Eric D. Pinkney<br>Mississauga, Ontario<br>President, Chief Executive Officer and a Director | Businessperson | May 4, 2001 | Nil |
| Kevin K. R. Winter<br>Pembroke, Bermuda<br>A Director | Businessperson | May 4, 2001 | Nil |
| K. Wayne Livingstone<br>Vancouver, British Columbia<br>A Director | Businessperson | March 20, 1998 | Nil |

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next annual general meeting of the Company.

Pursuant to the Yukon *Business Corporations Act* (the "*Business Corporations Act*") a reporting company is required to elect an Audit Committee comprised of not fewer than three Directors, of whom a majority shall not be Officers or employees of the Company or an affiliate of the Company. At a Directors' meeting of the Company to be held following the Meeting the Company's then Board of Directors will appoint an Audit Committee for the ensuing year. The Audit Committee's functions are to review the Company's financial statements prior to review and approval by the Board of Directors of the Company, to approve auditors' fees, to prepare an audit plan in conjunction with internal and external auditors, to address audit-related issues, to review the Company's post-audit confirmations and to review the performance of the Company's Chief Financial Officer.

The Company does not presently have either a Nominating, Compensation or Corporate Governance Committee.

The number of common shares of the Company beneficially owned by the Company's nominees for Directors, directly or indirectly, as of the date hereof, is based on information furnished by the nominees themselves to the Company.

## PROTECTION OF SHAREHOLDERS

The Business Corporations Act provides that a shareholder has the right to apply to the Supreme Court on the grounds that the Company is acting or proposes to act in a way that is prejudicial to such shareholder. On such an application the Court may make such order as it sees fit including an order to prohibit any act proposed by the Company. Under the Business Corporations Act a shareholder, director, former director, officer, former officer, the Registrar of Companies or any other person who, in the discretion of the Court, is a proper person to seek an oppression remedy, can apply for a preventative order where an act or omission of a corporation or its affiliates or the powers of the directors of a corporation or its affiliates are being exercised in a manner that is oppressive or unfairly prejudicial to any security holder, creditor, director or officer.

Under the Business Corporations Act a shareholder, director, officer of former shareholder, Director of Officer of the Company or its affiliates, the Registrar of Companies and any other person who, in the discretion of the Court, is a proper person to make an application to bring a derivative action, may, with leave of the Court, bring an action in the name of and on behalf of the Company to enforce an obligation owed to the Company that could be enforced by the Company itself or to obtain damages for any breach of such an obligation. In addition, the Business Corporations Act permits derivative actions to be commenced in the name of and on behalf of the Company or any of its subsidiaries.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is presently seeking shareholder consideration and ratification of the following matters. In this regard, and where referenced, "*ordinary resolution*" is herein defined to mean a resolution passed by a majority of not less than one-half (1/2) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at this Meeting of the Company.

### Approval of the Granting, Exercise and Amending of Stock Options by the Company

As set forth in the "Notice of Meeting" which is attached to this Information Circular, management of the Company initially proposes to seek disinterested shareholder approval (majority of the minority) for the granting of incentive stock Options (which Options may have special rights attached to them) to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock Options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock Option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Stock Option Approvals*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals at any time without the further approval of the shareholders of the Company.

Pursuant to the current requirements of the Canadian Venture Exchange Inc. (the "*Exchange*") each current Director, Officer and insider of the Company, together with each of their respective affiliates and associates as the case may be, will abstain from and not be entitled to vote upon the proposed ratification by the Company of the foregoing matter by way of ordinary resolution - that being item numbered "6." in the Notice of Meeting and item numbered "4." in the "Proxy" (which is also attached to this Information Circular) - at the Meeting. Each current Director, Officer and insider of the Company, together with each of their respective affiliates and associates as the case may be, will be entitled to vote on all other matters which may properly come before the Meeting, and their respective common shares will be counted for the purposes of establishing a quorum for the Meeting. The Board of Directors of the Company recommends that the shareholders approve the foregoing matter on a disinterested basis.

### Approval of proposed Stock Option Plan for the Company

As also set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, and again by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in

compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed and new stock option plan (the "*Stock Option Plan*") to: (i) fix the maximum number of common shares for which Options may be granted under the Stock Option Plan until the next annual general meeting of the Company at a maximum of up to 739,080 common shares of the Company's share capital; (ii) specify that the Options issued pursuant to the Stock Option Plan are non-transferable; and (iii) specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 5% of the issued and outstanding share capital of the Company; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company.

The Company's proposed Stock Option Plans authorize the Directors of the Company, in their sole and absolute discretion, to grant incentive stock Options to purchase common shares of the Company to any Director, Officer, full-time or part-time dependent contractor employee or consultant of the Company upon whose judgment, initiative and efforts the Company may rely for the successful conduct of its business. The proposed Stock Option Plans do not provide criteria for determining the number of Options an individual shall be awarded, or the term of such Options, but confer broad discretion on the Directors of the Company to make these decisions, subject to the rules and policies of the applicable stock exchange. A copy of the Company's proposed Stock Option Plan will be made available for review by the shareholders of the Company at the Meeting.

**Approval of Future Financings by the Company**

One of the sources of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing programs the Company might arrange private placement subscriptions or public offerings of shares for securities convertible into shares.

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, and again by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Company to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as

are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"), that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing at any time without the further approval of the shareholders of the Company.

It is not the current intention of management to issue the entire number of common shares authorized pursuant to the proposed Financing resolution; however, it is the policy of the Exchange that the shareholders of the Company are required to approve a private placement (including common share purchase warrants granted as part of such placement) if the number of common shares to be issued to one placee, or to a group of placees who intend to vote their common shares as a group, is equal to or greater than 20% of the number of the Company's common shares outstanding after giving effect to the issuance of the private placement common shares (including the exercise of any common share purchase warrants attached thereto). In addition, shareholder approval is required if the private placement may result in or is part of a transaction involving a change in the effective control of the Company or the creation of a control block. Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next 12 months. Blanket approval may, and subject to prior Exchange approval, obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placements.

Any future private placement will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each future and proposed private placement transaction authorized hereunder will be made with placees who may or may not deal at arm's length with the Company; however, the subscription prices will comply with the policies of the Exchange. The following sets out the policy of the Exchange on pricing of private placements.

In a private placement of equity shares the purchase price shall not be less than the market price for those shares. The Exchange defines "market price" as being, subject to certain exceptions, the closing price of the company's listed shares on the trading day before the day the Exchange receives the news release or notice letter from the company's authorized agent (which must be on the agreement day and which, if a notice letter, must be followed as soon as possible by a news release) and if the securities are subject to a hold period imposed under the Securities *Regulation* (which securities are required to be legended if the company is an exchange issuer), less the following discounts from the closing price:

| Closing Price | Discount |
|---|---|
| Up to $0.50 | 25%; |
| $0.51 to $2.00 | 20%; and |
| above $2.00 | 15%; |

and not less than $0.10 per share.

The Exchange defines "agreement day" as the day on which a private placement is agreed to by the listed company and all placees or, in the case of a brokered private placement, the day the listed company agrees to enter into an agency agreement with an agent with respect to the private placement. In the event that the shareholders do not pass the resolution authorizing the Company to issue such common shares by way of one or more private placement transactions with placees wherein the placees in each private placement may or may not deal at arm's length to the Company, the Company may be required to seek shareholder approval for private placements negotiated thereafter. In order to approve the ordinary resolution, a majority of the votes cast at the Meeting must be voted in favour thereof.

Approval of Discretion to complete the proposed Stock Option Approvals, Stock Option Plan and Financing by the Company

As finally set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, and again by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Directors of the Company, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals, Stock Option Plan and Financing by the Company at any time without the further approval of the shareholders of the Company.

## Other Matters

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting the common shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by Proxy.

The Company's mailing address and business office is located at Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2. The Company's telephone number is (604) 683-6640 and the Company's facsimile number is (604) 264-9771.

**Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles or Memorandum of the Company or not disposing of all or substantially all of the assets of the Company.**

**DATED** at Vancouver, British Columbia, on this 12th day of October, 2001.

**BY ORDER OF THE BOARD OF DIRECTORS OF CONSOLIDATED OURO BRASIL LTD.**
Per:

*"Eric D. Pinkney"*

**Eric D. Pinkney**
President, CEO and a Director

{G:\1768\060\2001\InfoCir1.doc}

# CONSOLIDATED OURO BRASIL LTD.

Suite 1260, 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2

# NOTICE OF ANNUAL GENERAL MEETING

## FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF CONSOLIDATED OURO BRASIL LTD. TO BE HELD ON NOVEMBER 22, 2001

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting (the "*Meeting*") of the shareholders of Consolidated Ouro Brasil Ltd. (the "*Company*") will be held at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5, on Thursday, November 22, 2001, at 2:00 p.m. for the following purposes (the "*Notice of Meeting*"):

1. Report of the Directors to the Company. To receive and consider the report of the Directors of the Company to the shareholders of the Company.

2. Financial Statements of the Company. To receive and consider the audited financial statements of the Company for the year ended May 31, 2001, together with the report of the auditors of the Company on the May 31, 2001 audited financial statements of the Company.

3. Approval of the Acts of the Directors of the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that the actions, deeds and conduct of the Directors of the Company on behalf of the Company since the date of the last annual general meeting of the Company are hereby ratified and confirmed.".

4. Approval of the Appointment of Auditors for the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that Smythe Ratcliffe, Chartered Accountants, are hereby appointed auditors of the Company until the next annual general meeting of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors of the Company, and that the Directors of the Company are hereby authorized to fix the auditors' remuneration.".

5. Approval of the Election of Directors for the Company. To elect Directors for the Company for the ensuing year.

6. Approval of the Granting, Exercise and Amending of Stock Options by the Company. To consider and, if thought advisable, pass the following ordinary resolution, by way of disinterested shareholder approval, with or without amendment:

"RESOLVED, by ordinary resolution, and by way of disinterested shareholder approval, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the Company approve the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Stock Option Approvals*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Approvals at any time without the further approval of the shareholders of the Company.".

7. Approval of proposed Stock Option Plan for the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed stock option plan (the "*Stock Option Plan*") to: (i) fix the maximum number of common shares for which options may be granted under the Stock Option Plan until the next annual general meeting of the Company a maximum of up to 739,080 common shares of the Company's share capital; (ii) specify that the options issued pursuant to the Stock Option Plan are non-transferable; and (iii) specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 5% of the issued and outstanding share capital of the Company; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company.".

8. Approval of Future Financings by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Company to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"), that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing at any time without the further approval of the shareholders of the Company.".

9. Approval of Discretion to complete the proposed Stock Option Approvals, Stock Option Plan and Financing by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals, Stock Option Plan and Financing by the Company at any time without the further approval of the shareholders of the Company.".

10. Other Business. To transact any other business which may properly come before the Meeting.

**Information relating to the matters to be brought before the Meeting is set forth in the Information Circular which accompanies this Notice of Meeting and which is supplemental to and expressly made a part of this Notice of Meeting.**

**It is important that your common shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.**

**DATED** at Vancouver, British Columbia, on this 12th day of October, 2001.

**BY ORDER OF THE BOARD OF DIRECTORS OF CONSOLIDATED OURO BRASIL LTD.**
Per:

"*Eric D. Pinkney*"

**Eric D. Pinkney**
President, CEO and a Director

{G:\1768\060\2001\Notice1.doc}

# CONSOLIDATED OURO BRASIL LTD.

# 2001 ANNUAL GENERAL MEETING

**2001 Annual General Meeting Materials Attached**:

Notice of Meeting

Information Circular

Proxy

Financial Statements

Supplemental Mailing List Return Card

**The 2001 Annual General Meeting of the shareholders of Consolidated Ouro Brasil Ltd. is being held at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5, on Thursday, November 22, 2001, at 2:00 p.m.**

**Consolidated Ouro Brasil Ltd.**
Suite 1260, 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2
Telephone: (604) 683-6640 and Facsimile: (604) 264-9771

# CONSOLIDATED OURO BRASIL LTD.

Suite 1260, 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2

# PROXY

## FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF CONSOLIDATED OURO BRASIL LTD. TO BE HELD ON NOVEMBER 22, 2001

| | |
|---|---|
| Type of Meeting: | **Annual General Meeting**. |
| Name of Company: | **Consolidated Ouro Brasil Ltd.** (the "*Company*"). |
| Record Date: | **October 9, 2001**. |
| Meeting Date and Time: | **November 22, 2001 at 2:00 p.m.** |
| Meeting Location: | **Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5.** |

**THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY.**

I, the **undersigned shareholder of the Company**, am the registered owner of common shares in the capital of the Company and I appoint **Eric D. Pinkney**, the current President, Chief Executive Officer and a Director of the Company, or in the place of the foregoing, **Kevin K. R. Winter**, a Director of the Company, or in the place of the foregoing, **K. Wayne Livingstone**, a Director of the Company, or in the place of the foregoing, **Thomas J. Deutsch**, solicitor for the Company, or in the place of each of the foregoing ______________________________ (*you may fill in the name of another person you wish to act for you; see note "1." at the end of this Proxy and please print the person's name*) as proxyholder for and on behalf of the shareholder with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the Meeting of the shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said Meeting, or any adjournment thereof.

Without limiting the general powers conferred by this Proxy, I direct my Proxy to vote as follows:

1. Approval of the Acts of the Directors of the Company. An ordinary resolution that the actions, deeds and conduct of the Directors of the Company on behalf of the Company since the date of the last annual general meeting of the Company are hereby ratified and confirmed.

VOTE FOR: [_____] WITHHOLD VOTE: [_____]

2. Approval of the Appointment of Auditors for the Company. An ordinary resolution that Smythe Ratcliffe, Chartered Accountants, are hereby appointed auditors of the Company until the next annual general meeting of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors of the Company, and that the Directors of the Company are hereby authorized to fix the auditors' remuneration.

VOTE FOR: [_____] WITHHOLD VOTE: [_____]

3. Approval of the Election of Directors for the Company. An ordinary resolution to elect the following as duly elected Directors of the Company to hold office until the next annual general meeting of the Company or until their successors are elected or appointed, subject to the provisions of the Company's constating documents:

(a) Eric D. Pinkney

VOTE FOR: [_____] WITHHOLD VOTE: [_____]

(b) Kevin K. R. Winter

VOTE FOR: [_____] WITHHOLD VOTE: [_____]

(c) K. Wayne Livingstone

VOTE FOR: [_____] WITHHOLD VOTE: [_____]

4. Approval of the Granting, Exercise and Amending of Stock Options by the Company. An ordinary resolution, by way of disinterested shareholder approval, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the Company approve the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their

sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Stock Option Approvals*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Approvals at any time without the further approval of the shareholders of the Company.

VOTE FOR: [_____] VOTE AGAINST: [_____]

5. Approval of proposed Stock Option Plan for the Company. An ordinary resolution that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed stock option plan (the "*Stock Option Plan*") to: (i) fix the maximum number of common shares for which options may be granted under the Stock Option Plan until the next annual general meeting of the Company at a maximum of up to 739,080 common shares of the Company's share capital; (ii) specify that the options issued pursuant to the Stock Option Plan are non-transferable; and (iii) specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 5% of the issued and outstanding share capital of the Company; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company.

VOTE FOR: [_____] VOTE AGAINST: [_____]

6. Approval of Future Financings by the Company. An ordinary resolution that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Company to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"), that the shareholders of the

Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing at any time without the further approval of the shareholders of the Company.

VOTE FOR: [_____] VOTE AGAINST: [_____]

7. Approval of Discretion to complete the proposed Stock Option Approvals, Stock Option Plan and Financing by the Company. An ordinary resolution that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals, Stock Option Plan and Financing by the Company at any time without the further approval of the shareholders of the Company.

VOTE FOR: [_____] VOTE AGAINST: [_____]

IF I HAVE NOT SPECIFIED MY PROXY VOTE IN A PARTICULAR WAY, THEN I DIRECT MY PROXY TO VOTE **FOR** EACH RESOLUTION.

I AUTHORIZE MY PROXY TO ACT FOR ME AND TO VOTE AS HE OR SHE SEES FIT ON ANY MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING. **The undersigned shareholder hereby revokes any Proxy previously given to attend and vote at this Meeting**.

Date: ______________________________
*(Proxies must be dated)*

Signature: ______________________________

Name: ______________________________
*(Please print)*

Address: ______________________________

______________________________

## NOTES TO SHAREHOLDER COMPLETING THIS PROXY FORM:

1. ***If the shareholder wishes to attend the Meeting to vote on the resolutions in person***, please register your attendance with the Company's scrutineers at the Meeting.

   ***If the shareholder has its securities held by its financial institution and wishes to attend the Meeting to vote on the resolutions in person***, please cross off the management appointee, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the Proxy form and return the Proxy form. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy form and the shareholder's vote will be counted at that time.

2. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions, the shareholder can ***appoint another person***, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the person named, you must cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the Proxy form and return the Proxy form. **Where no choice on a resolution is specified by the shareholder, this Proxy form confers discretionary authority upon the shareholder's appointed proxyholder**.

3. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions and to ***appoint one of the management appointees*** named, please leave the wording appointing a nominee as shown, sign and date the Proxy form and return the Proxy form. **Where no choice is specified by a shareholder on a resolution shown on the Proxy form, this Proxy form confers discretionary authority upon the nominee of management acting as proxyholder**.

4. The securities represented by this Proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **With respect to any amendments or variations in any of the resolutions shown on the Proxy form, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fit**.

5. If the shareholder votes on the resolutions and returns the Proxy form, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To attend the Meeting the shareholder must revoke the Proxy form by sending a new Proxy form with the revised instructions.

6. You or your attorney authorized in writing must date and sign this Proxy.

7. If you are a corporation you must execute this Proxy under seal or by an officer or attorney authorized in writing.

8. This Proxy is valid for one year from its date.

*The proxyholder may at his discretion vote upon any amendment or variation of the above matters or any other matters that may properly be brought before the Meeting or any adjournment thereof. The shareholder may revoke this discretion by placing his or her initials in the space provided immediately below*:

Voting discretion denied: ____________________.

**THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. IF SOMEONE OTHER THAN THE SHAREHOLDER OF THE COMPANY SIGNS THIS PROXY FORM ON BEHALF OF THE NAMED SHAREHOLDER OF THE COMPANY, DOCUMENTATION ACCEPTABLE TO THE CHAIRMAN OF THE MEETING MUST BE DEPOSITED WITH THIS PROXY FORM, AUTHORIZING THE SIGNING PERSON TO DO SUCH.** ***TO BE REPRESENTED AT THE MEETING, THIS PROXY FORM MUST BE RECEIVED AT THE OFFICES OF COMPUTERSHARE TRUST COMPANY OF CANADA, LOCATED AT 4TH FLOOR, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, BY MAIL OR BY FAX AT (604) 683-3694 NO LATER THAN 48 HOURS PRIOR TO THE TIME OF THE MEETING***.

{G:\1768\060\2001\Proxy1.doc}

Computershare

COMPUTERSHARE TRUST COMPANY OF CANADA
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

September 21, 2001

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Registrar of Securities, Government of the Yukon Territory
Canadian Venture Exchange

Dear Sirs:

Subject: CONSOLIDATED OURO BRASIL LTD.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | | |
|---|---|---|---|
| 1. | Meeting Type | : | Annual General Meeting |
| 2. | Security Description of Voting Issue | : | Common |
| 3. | CUSIP Number | : | 209721109 |
| 4. | Record Date | : | October 9, 2001 |
| 5. | Meeting Date | : | November 22, 2001 |
| 6. | Meeting Location | : | Vancouver, BC |

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mita Garcia"
Assistant Account Manager
Stock Transfer, Client Services
Telephone (604)661-9420
Fax (604)683-3694

*The TSX Venture Exchange has not in any way passed upon the merits of the transaction described herein and any representation to the contrary is an offence.*

# JOINT INFORMATION CIRCULAR

**for Extraordinary General Meeting of**

**Members of**

## CANABRAVA DIAMOND CORPORATION

**and**

**for Special Meeting of**

**Shareholders of**

## SUPERIOR DIAMONDS INC.



**Dated as of October 1, 2003**

## TABLE OF CONTENTS

**PAGE**

LIST OF SCHEDULES

## SUMMARY

*The following is a summary of the principal features of the Business Combination and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in the Information Circular, including the schedules hereto. Capitalized terms used in this Summary are defined in the Glossary of Terms or elsewhere in the Information Circular. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein. Unless otherwise indicated, all currency amounts are stated in Canadian dollars. The information contained herein is as of October 1, 2003 unless otherwise indicated.*

### THE MEETINGS

#### Times, Dates, and Places of Meetings

The extraordinary general meeting (the "**Canabrava Meeting**") of members ("**Canabrava Shareholders**") of Canabrava Diamond Corporation ("**Canabrava**") will be held on Monday, November 17, 2003 at 9:00 a.m. (Vancouver time) at the Four Seasons Hotel, 791 West Georgia St., Vancouver, British Columbia.

The special meeting (the "**Superior Diamonds Meeting**") of shareholders ("**SDX Shareholders**") of Superior Diamonds Inc. ("**Superior Diamonds**" or "**SDX**") will be held on Monday, November 17, 2003 at 10:00 a.m. (Vancouver time) at the Four Seasons Hotel, 791 West Georgia St., Vancouver, British Columbia.

Together the Canabrava Meeting and the Superior Diamonds Meeting are referred to as the "Meetings".

#### The Record Date

The Record Date for determining the registered shareholders for each of the Meetings is October 16, 2003.

#### Purpose of the Meetings

This Information Circular is furnished in connection with the solicitation of proxies by management of Canabrava and Superior Diamonds for use at the Meetings.

At the Canabrava Meeting, Canabrava Shareholders will be asked to consider and to pass a special resolution (the "**Canabrava Arrangement Resolution**") approving the arrangement (the "**Arrangement**") pursuant to section 252 of the Company Act and in accordance with the terms of an agreement (the "**Business Combination Agreement**") between Canabrava and Superior Diamonds Inc. ("**Superior Diamonds**" or "**SDX**") dated for reference September 15, 2003.

At the Superior Diamonds Meeting, SDX Shareholders will be asked to consider and to pass:

i. an ordinary resolution (the "**Superior Diamonds Business Combination Resolution**") approving the acquisition (the "**Business Combination**") of all of the Canabrava common shares (the "**Canabrava Shares**") pursuant to the Business Combination Agreement;

ii. special resolution approving a consolidation (the "**SDX Consolidation**") of the issued SDX Shares on a one (1) new for two (2) old basis (the "**SDX Consolidation Resolution**") and a special resolution approving an increase in the number of SDX Shares authorized to be issued to an unlimited number of common shares without nominal or par value (the "**SDX Authorized Capital Resolution**"; and

iii. an ordinary resolution approving an amendment to the stock option plan (the "**SDX Stock Option Plan Amendment**").

For ease of reference, the Arrangement and the Business Combination are jointly referred to herein as the Business Combination save where the disclosure pertains only to the Arrangement. See "Business Combination", "SDX Shareholder Approval of SDX Consolidation; SDX Shareholder Approval of Authorized Capital Resolution; and "SDX Stock Option Plan Amendment" in the Information Circular.

**SUMMARY OF THE TRANSACTIONS, THE RESULTING ISSUER AND ITS BUSINESS**

The Business Combination will constitute an Arrangement by plan of arrangement of Canabrava and will constitute an acquisition by Superior Diamonds. The Arrangement will be immediately followed by the SDX Consolidation. The disclosure of the principal features of the Business Combination between Superior Diamonds and Canabrava, as summarized below, is qualified in its entirety by reference to the full text of the Business Combination Agreement.

**Principal Steps of the Business Combination**

On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

1. The Arrangement

(a) Superior Diamonds, subject to the provisions for Small Lot Shareholders in (b) below, will acquire all of the outstanding Canabrava Shares based upon an exchange ratio of one (1) SDX Share for each two and one-half (2.5) Canabrava Shares held;

(b) if a Canabrava Shareholder immediately prior to the Arrangement is the holder of less than 1000 Canabrava Shares (a "**Small Lot**") (such holder of a Small Lot being a "**Small Lot Shareholder**"), then such Shareholder will only be entitled to receive a cash payment from Superior Diamonds in respect of his Small Lot on the basis of $0.08 per Canabrava Share unless such Small Lot Shareholder specifically elects within 30 days of the Effective Date on the letter of transmittal to be provided to such shareholder following the Effective Date to receive certificates representing shares in the capital of Superior Diamonds. If a Small Lot Shareholder does not elect to receive shares as described above, such Shareholder will only be entitled to the cash payment from Superior Diamonds described above by complying with the procedure for exchange of share certificates set forth in the Plan of Arrangement and the Small Lot Shareholder shall be deemed to have disposed of his Canabrava Shares on the Effective Date. If a cash payment payable to a Small Lot Shareholder in respect of a Small Lot would be less than $10, such payment will not be made;

(c) the outstanding warrants of Canabrava will be converted to warrants of Superior Diamonds upon the same exchange ratio and with corresponding changes in price on the basis set out in Subsection (a) hereof

(d) holders of outstanding Canabrava Shares shall cease to be holders of such shares as of the Effective Date; and

(e) Canabrava shall be the wholly owned subsidiary of Superior Diamonds.

2. The Consolidation

   Immediately upon completion of the Arrangement, the issued and outstanding SDX Shares, including the shares to be exchanged for Canabrava Shares pursuant to the Arrangement, will be consolidated on a one (1) new for two (2) old basis (the "**SDX Consolidated Shares**"). The outstanding convertible securities of SDX, including the warrants to be exchanged for the warrants of Canabrava (the "**Canabrava Warrants**") will also be consolidated on the same basis with corresponding adjustments to the price.

3. The Increase in Authorized Capital

   Superior Diamonds wishes to increase its authorized capital to an unlimited number of common shares without nominal or par value.

**Effect of the Business Combination**

As a result of the Business Combination, Canabrava Shareholders, subject to the provisions for Small Lot Shareholders, will receive one (1) SDX Consolidated Share for each five (5) Canabrava Shares held and SDX Shareholders will receive one (1) SDX Consolidated Share for each two (2) SDX Shares held. By approving the Arrangement, Canabrava Shareholders will effectively also be approving the SDX Consolidation as such Consolidation is a condition of the closing of the Arrangement.

Superior Diamonds will hold all of the assets of Canabrava, which will be a wholly owned subsidiary of Superior Diamonds. It is expected that the issued capital of SDX following completion of the Business Combination including the SDX Consolidation will consist of approximately 24,013,324 SDX Consolidated Shares. Canabrava Shareholders will own approximately 49.8% of Superior Diamonds and SDX Shareholders will own approximately 50.2% of Superior Diamonds, post-Business Combination.

Superior Diamonds will continue to be listed on the TSX Venture and will retain the name "Superior Diamonds Inc.".

See "The Business Combination" and the "Business Combination Agreement" in the Information Circular for disclosure of the Arrangement. See also the Plan of Arrangement attached as Schedule "E" and incorporated by reference in this Information Circular.

**Directors and Officers of Superior Diamonds, post Business Combination**

The board of directors of Superior Diamonds consists of John G. Paterson, Michael D. Winn and K. Wayne Livingstone. It is anticipated that Mr. Beattie, who will temporarily assume the role of Interim President of Canabrava, will be reappointed and Alan C. Moon, who is currently a director of Canabrava, will be appointed as an additional director, of Superior Diamonds by the board of Superior Diamonds on the "Effective Date" (as hereinafter defined) of the Business Combination. See "Superior Diamonds Inc. – Directors and Officers (Current and Post-Business Combination)" in this Information Circular for additional disclosure about the existing and proposed directors of Superior Diamonds.

**The Companies**

Canabrava, a British Columbia company, is a publicly traded diamond exploration company listed on the TSX Venture Exchange ("**TSXV**"). During the past five years, Canabrava has been exploring for diamonds in Brazil and in a large area of the Superior Craton of Ontario and Québec and the Slave Craton area in Nunavut. Canabrava recently announced the sale of all of its Brazilian assets to Black Swan Resources Ltd. in order to concentrate on its North American prospects.

Superior Diamonds, a Yukon corporation, is a publicly traded diamond exploration company listed on the TSXV. Superior Diamonds was inactive from 1999 until August 2002 when it completed a reorganization and acquired certain mineral claims and related rights in northern Ontario where it has concentrated its exploration. Upon completion of the Business Combination, Canabrava Shareholders will receive shares in Superior Diamonds and Canabrava will be a wholly owned subsidiary of Superior Diamonds which will be a larger company holding, directly or indirectly, all of Canabrava's interests in mineral properties.

See "Canabrava Diamond Corporation" and "Superior Diamonds Inc." in this Information Circular for disclosure about each of the companies and "Superior Diamonds Inc." for information about Superior Diamonds, post-Business Combination. Canabrava and Superior Diamonds are collectively referred to herein as the "**Companies**".

**Reasons for the Business Combination**

The Companies believe that the Business Combination is in the best interests of the Companies for numerous reasons, including the fact that Superior Diamonds will be a diamond exploration company with a large market capitalization, a larger group of properties, a strong balance sheet and experienced directors. The resulting company should have broader appeal to the investment community and should be able to achieve cost savings by combining operations. The business of Superior Diamonds following the Business Combination will continue to be diamond exploration as further described in this Information Circular. Canabrava Shareholders who continue as SDX Shareholders will have an opportunity to continue to participate in exploration endeavours on properties in which Canabrava currently has interests as well as the properties held by Superior Diamonds. For further information on the reasons for the Business Combination, see "Business Combination - Recommendations of Directors" in the Information Circular.

**Superior Diamonds Use of Funds and Business Objectives**

Upon completion of the Business Combination, Superior Diamonds expects to have working capital of approximately $645,000. Superior Diamonds will continue to explore for diamonds in the Superior Craton and the Mistassini region area of northern Ontario and Quebec. See "Superior Diamonds Inc. – Pro Forma Available Funds" and "Pro Forma Principal Purposes" in this Information Circular.

**Fairness Opinions**

Ross Glanville & Associates Ltd. ("Glanville") of Burnaby, British Columbia has provided its opinion to the board of directors of Superior Diamonds and Stephen W. Semeniuk, B. Comm., MBA, CFA, ("**Semeniuk**") of West Vancouver, British Columbia, has provided his opinion to the board of directors of Canabrava in respect of the fairness of the terms of the Business Combination, from a financial point of view, to the securityholders of the respective Companies. Together, Glanville and Semeniuk are referred to as the "**Financial Advisors**". See "Business Combination – Fairness Opinions" in the Information Circular. The Fairness Opinions are available for viewing in the same manner as material contracts. See "Material Contracts" in the disclosure relating to each of the Companies in the Information Circular.

**Recommendations of the Directors**

Each of the boards of directors of Canabrava and Superior Diamonds has reviewed the Business Combination Agreement and the opinion of its Financial Advisor and concluded that the transactions contemplated by the Business Combination Agreement are fair and reasonable to the securityholders of each of Canabrava and Superior Diamonds and in the best interests of each of Canabrava and Superior Diamonds.

**Each of the boards of directors of Canabrava and Superior Diamonds recommends that its Shareholders vote in favour of their respective resolutions approving the Arrangement and the Business Combination. See "Business Combination – "Recommendations of the Directors".**

**Conditions to the Business Combination**

The Business Combination is subject to a number of specified conditions, including:

1. receipt of all required approvals including approval of the Arrangement at the Canabrava Meeting, the Business Combination and SDX Consolidation at the Superior Diamonds Meeting, approval by the respective boards of directors and the TSXV and approval of the Arrangement by the Supreme Court of British Columbia (the "**Court**"). See "Stock Exchange Approvals" and "Court Approval of the Arrangement" below;

2. confirmation that the issue of the SDX Consolidated Shares will be exempt from the registration requirements of the U.S. Securities Act and from the registration and prospectus requirements in each of the provinces and territories of Canada in which holders of Canabrava Shares are resident (which confirmations have been received);

3. receipt of satisfactory fairness opinions for each of the Companies (which opinions have been received);

4. the Arrangement will not proceed unless the SDX Consolidation of all SDX Shares, including the SDX Shares exchangeable for Canabrava Shares pursuant to the Arrangement, will occur immediately following the Arrangement; and

5. dissent rights not being exercised by holders of more than 2% or more of the Canabrava Shares.

See "Business Combination Agreement – Conditions to the Business Combination Becoming Effective" in the Information Circular.

**Stock Exchange Approvals**

The Canabrava Shares and SDX Shares are listed on the TSXV. Conditions of the Business Combination include that the TSXV shall have accepted the Business Combination and the SDX Consolidation; and shall have conditionally approved (which conditional approval has been received) the listing of the additional SDX Consolidated Shares on the TSXV. See "Business Combination – Conduct of Meeting and Other Approvals – Regulatory Approvals" in the Information Circular.

**Court Approval of the Arrangement**

Under the Company Act, Canabrava is required to obtain the approval of the Court to the calling of the Canabrava Meeting and to the Arrangement. On October 17, 2003, prior to the mailing of the material in respect of the Canabrava Meeting, Canabrava obtained an Interim Order providing for the calling and holding of the Canabrava Meeting and other procedural matters. A copy of the Interim Order is attached as Schedule "F" to the Information Circular. A copy of the Notice of Application for Final Order approving the Arrangement is attached as Schedule "G" to the Information Circular.

The Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m., Vancouver time, on November 19, 2003, following the Meeting or as soon thereafter as counsel for Canabrava may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. ***Canabrava Securityholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.***

At the Court hearing, Canabrava Securityholders and creditors of Canabrava who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the Company Act, Canabrava has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective. The Court will be informed at the hearing that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to, among other things, the issue of the SDX Consolidated Shares and Superior Diamonds Warrants to be distributed to Canabrava Securityholders pursuant to the Arrangement, as described below under "Securities Laws Considerations – U.S. Securities Laws and Resale of Securities". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities comprising the Arrangement are fair to those securityholders to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Canabrava securityholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement as detailed in the Notice of Application for Final Order is required to file with the Court and serve upon Canabrava, at the address set out below, on or before 11:00 a.m., Vancouver time, on November 12, 2003, a notice of his, intention to appear ("**Appearance Notice**"), including his address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to:

c/o DuMoulin Black
Attention: Jerome D. Ziskrout
10th Floor – 595 Howe St.
Vancouver, British Columbia,
V6C 2T5

Fax: (604) 687-8772
E-mail: jziskrout@dumoulinblack.com

See "The Business Combination – Conduct of Meetings and Other Approvals" in the Information Circular.

**Québec Exemption Application**

An application will made forthwith after the date of this Information Circular to the Commission des Valeurs Mobilières du Québec (the "**QSC**") for an order under Section 50 of the *Securities Act* (Québec) granting relief from the registration and prospectus requirements otherwise applicable to the distributions of securities of Superior Diamonds to Québec-resident holders of securities of Canabrava pursuant to the Business Combination and relief from the resale requirements otherwise applicable in respect of such securities.

See "General Proxy Information – Québec Exemption Application" in the Information Circular.

**CANABRAVA DISSENT RIGHTS TO THE ARRANGEMENT**

Shareholders of Canabrava have the right to dissent to the Arrangement. Dissenting Shareholders who strictly comply with the provisions of the Interim Order are entitled to be paid the fair value of their Canabrava Shares by Superior Diamonds. See the Interim Order attached as Schedule "F" to this

Information Circular. In addition, the dissent rights applicable to the Arrangement are summarized under the heading "Canabrava Shareholders' Rights of Dissent to the Arrangement".

**Dissenting Canabrava Shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the dissent rights.**

As Superior Diamonds is not being 'arranged', there are no dissent rights available to SDX Shareholders.

## PROCEDURE FOR EXCHANGE OF CANABRAVA SHARES

### Important Notice for Small Lot Shareholders of Canabrava

If a Canabrava Shareholder, immediately prior to the Arrangement, is the holder of less than 1000 Canabrava Shares (a Small Lot), such Shareholder would, in respect of such Small Lot, be a Small Lot Shareholder.

**A Small Lot Shareholder will only be entitled to receive a cash payment from Superior Diamonds in respect of his Small Lot on the basis of $0.08 per Canabrava Share, unless he specifically elects within thirty (30) days of the Effective Date to receive share certificates representing shares in the capital of Superior Diamonds as described under "Procedure for Exchange of Canabrava Shares" below. If a Small Lot Shareholder chooses to receive share certificates of Superior Diamonds, the share certificates will reflect the SDX Consolidation and therefore will be for SDX Consolidated Shares.**

**If a Small Lot Shareholder does not elect to receive share certificates as described above, such Shareholder will only be entitled to the applicable cash payment from Superior Diamonds described above by complying with the procedure for exchange of share certificates set forth in the Plan of Arrangement and such Small Lot Shareholder shall be deemed to have disposed of his Canabrava Shares on the Effective Date. Due to administrative costs of effecting exchanges, if a Small Lot cash payment would be less than $10, such payment will not be made.**

See "Procedure for Exchange of Canabrava Shares" under the heading "Business Combination" in the Information Circular.

### Delivery of Letters of Transmittal

As soon as practicable after the Effective Date, the Depositary will forward to each registered holder of Canabrava Shares, a letter of transmittal and instructions for obtaining delivery of certificates and, in the case of Small Lot Shareholders, instructions for obtaining cash for their Small Lots or instructions on how to elect to receive certificates representing shares in the capital of Superior Diamonds.

### Delivery of Certificates within 6 years.

In order to receive share certificates pursuant to the Arrangement or, in the case of Small Lot Shareholders who have not elected to receive share certificates the cash payment for their Small Lot, former Shareholders of Canabrava must deliver to the Depositary **within six (6) years of the Effective Date** (i) their Former Share Certificates; (ii) a duly completed letter of transmittal and (iii) such other documents as the Depositary may require.

### Cancellation of Rights After Six Years

**If a holder of Canabrava Shares fails to deposit a share certificate representing Canabrava Shares together with a duly executed and completed letter of transmittal and other required documents**

**with the Depositary within six years of the Effective Date, such share certificate shall cease to represent a right or claim of any kind or nature and the right of such holder to receive SDX Consolidated Shares** or, in the case of Small Lot Shareholder the cash payment for the Small Lot, **shall be deemed to be surrendered to Superior Diamonds together with all dividends or distributions thereon declared or held for such holder.**

### Fractional Shares

No fractional SDX Consolidated Shares will be issued to Canabrava Shareholders. No cash will be paid in lieu of fractional shares. Any fractions will be rounded to the nearest whole number with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number. See "Business Combination – Procedure for Exchange of Canabrava Shares" in the Information Circular.

The foregoing information is a summary only. For full details of procedures for the exchange of certificates, see Article 4 "Certificates and Documentation" of the Plan of Arrangement attached as Schedule "E" in the Information Circular.

## SUMMARY FINANCIAL INFORMATION

### Canabrava Summary Financial Information

The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Canabrava attached as Schedule "B" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars except per share data.

| | FISCAL YEARS ENDED ($ in thousands except per share amounts) | | |
|---|---|---|---|
| | December 31, 2002 | December 31, 2001 | December 31, 2000 |
| Loss | (14,124)[(1)] | (3,030)[(2)] | (1,269) |
| Loss Per Share [(3)] | (0.27) | (0.07) | (0.03) |
| Total Assets | 8,516 | 19,485 | 21,602 |

(1) Includes a $13,505,000 resource property write-off relating to the Canabrava Project in Brazil ($11,609,000) and various projects in Canada ($1,896,000). See "Canabrava Diamond Corporation – Three Year History" and "Canabrava Diamond Corporation - Management Discussion and Analysis"

(2) Includes a $2,085,000 resource property write off relating to the Rio do Sono Project in Brazil.

(3) Fully diluted loss per share has not been presented as it is anti-dilutive.

### Superior Diamonds Summary Financial Information

The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Superior Diamonds attached as Schedule "C" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars except per share amounts.

| | FISCAL YEARS ENDED | | | |
|---|---|---|---|---|
| | | ($ in thousands except per share amounts) | | |
| | Seven month period ended December 31, 2002 | May 31, 2002 | May 31, 2001 | May 31, 2000 |
| Net Income (Loss) | ($388) (1) | ($69) | $72 (2) | ($129) |
| Loss Per Share | ($0.03) | ($0.01) | $0.05 | ($0.08) |
| Total Assets | $1,917 (3) | $38 | $157 | $6 |

(1) The loss of $388,473 for the seven months ending December 31, 2002 pertains mainly to expenditures relating to the business reorganization and acquisition agreement between Superior Diamonds and Aurora Platinum Corp. and to stock-based compensation. See "Superior Diamonds Inc. – Three Year History" and "Superior Diamonds Inc. – Management Discussion and Analysis".

(2) Operating loss for the year was $71,434 before extraordinary gain of $143,790 due to write-off of accounts payable, which resulted in a net income for accounting purposes of $72,356.

(3) The increase in total assets to $1,917,118 resulted primarily from cash received pursuant to two private placements of Superior Diamonds' shares and the acquisition of mineral properties in exchange for shares of Superior Diamonds.

### Superior Diamonds Pro Forma Summary Financial Information

The following table sets out selected pro forma financial information reflecting the operations of Canabrava and Superior Diamonds as if they had been combined as of June 30, 2003 and should be considered in conjunction with the more complete information contained in the pro forma financial statements of Superior Diamonds attached as Schedule "D" to this Information Circular. Unless otherwise indicated, all currency amounts are expressed in thousands and stated in Canadian dollars.

| | |
|---|---|
| Current Assets | $1,384 |
| Resource Properties | $4,097 |
| Total Assets | $5,615 |
| Total Liabilities and Shareholders Equity | $5,615 |

## INCOME TAX CONSIDERATIONS

**Holders of Canabrava securities should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Business Combination.** A summary of the principal Canadian federal income tax consequences of the proposed Business Combination is included under "Canadian Federal Income Tax Considerations" in the Information Circular.

## SECURITIES LAWS INFORMATION

Each Canabrava Securityholder should consult his own professional advisors to determine the conditions and restrictions applicable to trades in SDX Consolidated Shares.

### Canadian Provinces And Territories (Except Québec)

The issuance of Superior Diamonds securities pursuant to the Business Combination will constitute distributions of securities which are exempt from the registration and prospectus requirements of Canadian securities legislation (including Québec subject to receiving the exemption order referred to under "Québec" below). The SDX Consolidated Shares may be resold in each of the provinces and territories of Canada, except Québec, without restriction, provided the issuer has been a reporting issuer

for more than 12 months (Superior Diamonds has been a reporting issuer in British Columbia for more than 12 months), the holder is not a 'control person' as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

**Québec**

An application will be made forthwith after the date of this Information Circular, as previously described under "Québec Exemption Application", for an order under section 50 of the *Securities Act* (Québec) exempting the distributions of SDX Consolidated Shares to Québec-resident Canabrava Shareholders from registration, prospectus and resale requirements. If such exemption is granted by the QSC, Québec-resident Canabrava Shareholders are expected to have no restrictions on the resale of the SDX Consolidated Shares.

See "Securities Laws Considerations – Canadian Securities Laws and Resale of Securities" in the Information Circular.

**United States**

Each Canabrava Securityholder should consult his own professional advisors to determine the conditions and restrictions applicable to trades in SDX Consolidated Shares.

The Superior Diamonds Securities to be issued to Canabrava Securityholders pursuant to the Business Combination will not be registered under the provisions of the U.S. Securities Act and will be distributed in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act. The restrictions on resale imposed by the U.S. Securities Act will depend on whether the holder of the Superior Diamonds Securities issued pursuant to the Business Combination is an "affiliate" of Superior Diamonds after the Business Combination or was an "affiliate" of Superior Diamonds or Canabrava prior to the Business Combination. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and major shareholders of the issuer.

The solicitation of proxies and transactions contemplated herein are being made by a Canadian issuer in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The financial statements of Canabrava and Superior Diamonds and the pro forma statements of Superior Diamonds included in this Information Circular have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Business Combination are organized under the laws of jurisdictions other than the United States, that the majority of officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of the parties to the Business Combination and such persons may be located outside the United States.

See "Securities Laws Considerations – U.S. Securities Laws and Resale of Securities" in the Information Circular.

**THE SUPERIOR DIAMONDS SECURITIES TO BE ISSUED TO THE CANABRAVA SECURITYHOLDERS PURSUANT TO THE BUSINESS COMBINATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.**

## RISK FACTORS

The securities of Canabrava and Superior Diamonds should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Canabrava Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them at the Meeting.

There are risk factors associated with the transaction including (i) the relative stock prices of the Companies may vary from the prices at the time the exchange ratio was determined and may impact the value of the consideration received by shareholders on completion of the Business Combination; (ii) the transactions may give rise to significant adverse tax consequences to shareholders of Superior Diamonds or Canabrava and each shareholder is urged to consult his own tax advisor; (iii) uncertainty as to whether the Business Combination will have a positive impact on the entities involved in the transactions; and (iv) the completion of the Business Combination and issuance of SDX Consolidated Shares will dilute the interests of shareholders.

There are risks associated with the business of Superior Diamonds and Canabrava that should be considered by investors, including (i) the need for additional capital, principally through equity financing and the risk that such funds may not be raised; (ii) the speculative nature of exploration and the early stages of the Companies' properties; (iii) the effect of changes in commodity prices; (iv) the remoteness of Superior's and Canabrava's property interests; (v) regulatory risks that development will not be acceptable for social, environmental or other reasons; (vi) reliance on the management; (vii) the potential for conflicts of interest; and (viii) other risks associated with the particular Companies as described in greater detail elsewhere in the Information Circular.

See "The Business Combination – Risk Factors", "Canabrava Diamond Corporation – Risk Factors" and "Superior Diamonds Inc. – Risk Factors".

## FORWARD LOOKING STATEMENTS

Statements contained in this Information Circular that are not historical facts are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of drill results, the geology, deposit size and diamond grade and value, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in exploration or development activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

## GLOSSARY OF TERMS

***In this Joint Information Circular, the following capitalized words and terms shall have the following meanings:***

| | |
|---|---|
| **Arrangement** | The arrangement by way of plan of arrangement of Canabrava to be completed pursuant to the provisions of Section 252 of the Company Act on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms and the Canabrava Arrangement Resolution. |
| **Aurora** | Aurora Platinum Corp. |
| **BCSC** | British Columbia Securities Commission. |
| **Break Fee** | The amount(s) payable pursuant to the Business Combination Agreement to each other party thereto by a party who accepts an unsolicited Competing Proposal or who breaches a material obligation, representation or warranty under the Business Combination Agreement. |
| **Business Combination** | The acquisition by Superior Diamonds of all of the Canabrava Shares, the Arrangement of Canabrava resulting in Canabrava being a wholly owned subsidiary of Superior Diamonds and the SDX Consolidation. |
| **Business Combination Agreement** | The Business Combination Agreement dated as of September 15, 2003 between Canabrava and Superior Diamonds. |
| **Canabrava** | Canabrava Diamond Corporation, a company existing under the Company Act. |
| **Canabrava Arrangement Resolution** | The Special Resolution approving the Arrangement to be voted on, with or without variation, by Canabrava Shareholders at the Canabrava Meeting, the full text of which is attached as Schedule "A1" to this Information Circular. |
| **Canabrava Meeting** | The extraordinary general meeting of Canabrava Shareholders to be held at 9:00 a.m. (Vancouver time) on Monday, November 17, 2003 for the purpose of voting on the Canabrava Arrangement Resolution and any adjournment or postponement thereof. |
| **Canabrava Securityholders** | At the relevant time, holders of Canabrava Shares and Canabrava Warrants. |
| **Canabrava Shares** | Voting common shares in the capital of Canabrava, presently existing and existing up to the completion of the Business Combination. |
| **Canabrava Shareholders** | At the relevant time, the holders of Canabrava Shares. |
| **Canabrava Warrants** | Existing warrants issued by Canabrava for the purchase of up to Canabrava Shares as described in this Information Circular. |
| **CEO** | Chief Executive Officer. |
| **CFO** | Chief Financial Officer. |
| **Companies** | Collectively, Canabrava and Superior Diamonds or individually a "Company". |
| **Company Act** | The *Company Act* (British Columbia), as amended. |
| **Competing Proposal** | An unsolicited bona fide offer regarding a merger, takeover bid, sale of substantially all assets or similar fundamental transaction involving a party which the board of directors of that party considers, in good faith, to be clearly superior to the terms of the Business Combination and must be recommended to the party's shareholders in order that the board of directors may discharge its fiduciary obligations. |

| | |
|---|---|
| **Court** | The Supreme Court of British Columbia. |
| **Depositary** | Computershare Trust Company of Canada, located at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. |
| **Effective Date** | The date on which the Final Order and such other documents as are required by the Registrar are accepted for filing under the Company Act. |
| **Exchange Act** | *United States Securities Exchange Act* of 1934, as amended. |
| **Final Order** | The final order to be made by the Court approving the Arrangement. |
| **Financial Advisors** | Ross Glanville & Associates Ltd. of Burnaby, British Columbia, the financial advisor in respect of Superior Diamonds; Stephen W. Semeniuk, B. Comm., MBA, CFA of West Vancouver, British Columbia, the financial advisor in respect of Canabrava. |
| **Former Share Certificates** | Share certificates representing Canabrava Shares upon completion of the Business Combination. |
| **GAAP** | Generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants. |
| **Interim Order** | The interim order of the Court dated October 17, 2003 pursuant to Section 252 of the Company Act, providing for, among other things, the calling of the Canabrava Meeting. |
| **Ordinary Resolution** | A resolution required to be approved under the Yukon Act by a majority (>50%) of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Superior Diamonds Meeting for which the appropriate notice has been given. |
| **Plan of Arrangement** | The plan of Arrangement attached as Schedule "E" hereto, and any amendment thereto agreed to by the directors of each of the Companies. |
| **QSC** | Québec Securities Commission (Commission des valeurs mobilières du Québec). |
| **Record Date** | October 16, 2003, being the date determined by the Companies for determining Shareholders entitled to receive notice of and vote at the Meetings. |
| **Registered Holder** | A holder of record of Canabrava Shares or SDX Shares. |
| **Registrar** | The British Columbia Registrar of Companies appointed under Section 320 of the Company Act. |
| **SDX Authorized Capital Resolution** | The special resolution approving the proposed increase in authorized capital to an unlimited number of common shares without nominal or par value, to be voted on at the Superior Diamonds Meeting, the full text of which is attached as Schedule "A3" to this Information Circular. |
| **SDX Business Combination Resolution** | The Ordinary Resolution approving the Business Combination to be voted on, with or without variation, by SDX Shareholders at the Superior Diamonds Meeting, the full text of which is attached as Schedule "A2" to this Information Circular. |
| **SDX Consolidated Shares** | The SDX Shares following the Arrangement and the SDX Consolidation. |
| **SDX Consolidation Resolution** | The Special Resolution approving the SDX Consolidation to be voted on, with or without variation by SDX Shareholders at the Superior Diamonds Meeting, the full text of which is set forth in Schedule "A3" to this Information Circular. |
| **SDX Consolidation** | The proposed consolidation of SDX Shares, including SDX Shares to be exchanged |

| | |
|---|---|
| | for Canabrava Shares, on a one (1) new for two (2) old basis, to be completed immediately following the Arrangement as a condition of the Business Combination. |
| **SDX Shares** | Voting common shares in the capital of Superior Diamonds, pre-SDX Consolidation. |
| **SDX Stock Option Plan Amendment** | The proposed amendment to the 2002 Plan, subject to regulatory approval and approval of SDX Shareholders by Ordinary Resolution at the Superior Diamonds Meeting, setting the number of shares issuable pursuant to the 2002 Plan at 4,802,664 SDX Consolidated Shares effective upon the closing of the Business Combination. |
| **Securities Legislation** | The Securities Acts and the equivalent securities legislation of the territories of Canada, and the Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSXV. |
| **SEDAR** | System for Electronic Document Analysis and Retrieval. |
| **Shareholder** | A member of Canabrava or a shareholder of Superior Diamonds. |
| **Small Lot** | Less than 1000 Canabrava Shares. |
| **Small Lot Shareholder** | A Canabrava Shareholder who, immediately prior to the Arrangement, holds a Small Lot. |
| **Southwestern Resources** | Southwestern Resources Corp. |
| **Special Resolution** | A resolution required to be approved (i) under the Company Act by not less than three quarters (3/4) of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Canabrava Meeting for which the appropriate notice has been given or (ii) under the Yukon Act by two thirds (2/3) of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Superior Diamonds Meeting for which the appropriate notice has been given. |
| **Superior Diamonds or SDX** | Superior Diamonds Inc., a company existing under the Yukon Act. |
| **Superior Diamonds Meeting** | The special general meeting of SDX Shareholders to be held at 10:00 a.m. (Vancouver time) on Monday, November 17, 2003 for the purpose of voting on the Superior Diamonds Business Combination Resolution, the SDX Consolidation Resolution, the Stock Option Plan Amendment and any adjournment or postponement thereof. |
| **Termination Date** | December 15, 2003, unless extended by agreement of the parties to the Business Combination Agreement. |
| **TSXV** | TSXV Venture Exchange. |
| **2002 Plan** | The current stock option plan of Superior Diamonds. |
| **U.S. Securities Act** | The United States *Securities Act of 1933*, as amended. |
| **Yukon Act** | The Business Corporations Act (Yukon). |

## GLOSSARY OF TECHNICAL TERMS

In this Information Circular, the following technical terms have the following meanings:

**Bedrock** - Solid rock underlying surficial deposits.

**Bulk Sample** – A large sample of material (generally greater than 100 kilograms).

**Canadian Shield** – The vast area of Precambrian rocks covering approximately five million square kilometres of Eastern Canada.

**Carat** - A unit of weight for precious stones and pearls, equal to 200 milligrams.

**Carbonatite** - An igneous rock containing greater than 50% carbonate minerals such as calcite, dolomite and commonly associated with alkaline igneous rocks.

**Chrome Diopside** – A calcium-magnesium silicate with high chromium content.

**Chromite** – A chrome iron ore ($FeCr_2O_4$) that is the commercial source for chromium.

**Claim (Mineral/Mining)** – The area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction.

**Concentrate** - The valuable fraction of an ore that is left while the worthless material is removed in processing.

**Craton** - An old, relatively rigid and immobile region of the earth's crust.

**Diamond** – A precious gemstone with a chemical composition of pure carbon. It is the hardest naturally occurring substance known, having numerous industrial applications as well as being the most sought after gem for jewellery.

**Diamond Drilling/Drill Hole** - A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

**Diamondiferous** - A rock or sediment that contains diamonds as one of its components.

**Diatreme** – A volcanic vent or pipe drilled upwards through enclosing country rocks by the explosive energy of the gas-charged magmas.

**Dome** - An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.

**Dyke** - A tabular body of igneous rock cross cutting the host strata at a high angle.

**Electromagnetic Survey** - A geophysical survey that measures electromagnetic waves at the earth's surface for the purposes of detecting conductive material such as metallic minerals.

**Fault** - A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

**Fold** - A bend in strata or any planar structure.

**Formation** - A body of rock identified by lithological characteristics and stratigraphic position.

**G-10** - A type of pyrope garnet with a higher chromium to calcium ratio indicative of conditions favorable for the formation of diamonds.

**Ga** - An abbreviation meaning a billion years ago.

**Garnet** - Any of a group of hard silicate minerals having the general formula $A_2B_2(SiO_4)_3$, occurring chiefly as well-formed crystals in metamorphic rocks.

**Geochemistry/Geochemical** - Study of variation of chemical elements in rocks or soil.

**Geology/Geological** – Study of the Earth's history and life, mainly as recorded in rocks.

**Geophysics/Geophysical** - Study of the Earth by quantitative physical methods.

**Gneiss** - A banded rock formed by metamorphism.

**Grains** – In diamond exploration, the particles associated with a potential diamond bearing kimberlite which are counted for abundance in heavy mineral sampling analysis.

**Granite** - A medium to coarse-grained felsic intrusive rock composed mainly of quartz and sodium and potassium feldspars.

**Ha** - Hectares

**Heavy Mineral Sampling** – The analysis of geochemical samples for their content of minerals of a higher specific gravity.

**Hectare** - A square of 100 meters on each side.

**Host** - A rock or mineral that is older than rocks or minerals introduced into it.

**Igneous** – A classification of rocks formed from the solidification from a molten state.

**Ilmenite** - An iron-titanium oxide mineral.

**Indicator Minerals** - In diamond exploration, certain minerals such as ilmenite, G-10 pyrope garnets and chrome diopside whose characteristics indicate they have been sourced in the diamond bearing layer of the earth's mantle.

**Intrusive/Intrusions** - Said of an igneous rock that invades older rocks.

**Jurassic** – A period in geological time from 200Ma to 145 Ma.

**Kimberlite** - A variety of ultramafic igneous rock formed in pipes, dykes and sills that can contain diamonds.

**Lamproite** - A variety of ultramafic igneous rock formed in pipes, dykes and sills that can contain diamonds.

**Lamprophyre** – A variety of alkalic igneous rock formed in dykes with dark minerals in the groundmass and as phenocrysts.

**Ma** – An abbreviation meaning a million years ago.

**Mafic** - An igneous rock composed chiefly of dark iron and manganese silicate minerals.

**Magnetic Survey** - A geophysical survey conducted on the Earth's surface that measures variations in the Earth's magnetic field caused by variations in rock type or geological structures.

**Microdiamonds** - Any diamond occurring in a natural state and being less than 0.5 mm in at least one dimension.

**Olivine** - A green or brown orthorhombic mineral, $(Mg, Fe)_2SiO_4$; a common rock-forming mineral of mafic, ultramafic and low-silica igneous rocks (gabbro, basalt, peridotite); it crystallizes early from a magma, weathers readily at the Earth's surface and metamorphoses to serpentine.

**Outcrop** - An exposure of bedrock at the surface.

**Phanerozoic** - Period of geologic time from 570 million years ago to recent time.

**Pipe** - A vertical to subvertical tubular body of rock.

**Proterozoic** - The youngest part of the Precambrian from 2450 - 570 million years ago.

**Pyrope** - A variety of deep-red to black garnet, containing magnesium and aluminium, often used as a gem. A diamond indicator mineral.

**Sediment** - Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

**Sedimentary** - Pertaining to or containing sediment or formed by its deposition.

**Staking/Staked** – Some jurisdictions require the applicant to place stakes, usually at four corners, on the ground that is to be acquired for mineral exploration.

**Structural** - Pertaining to geological structure, ie folds, faults, etc.

**Superior Province (Craton)** – A geological province of the Canadian Shield.

**Ultramafic** – A dark coloured igneous rock containing less than 45% silica and characterized by mafic minerals, such as olivine, amphibole and pyroxene.

**Volcanic** - Descriptive of rocks originating from volcanic activity.

**CANABRAVA DIAMOND CORPORATION**
**SUITE 1650, 701 WEST GEORGIA STREET**
**VANCOUVER, BRITISH COLUMBIA**
**V7Y 1C6**

**SUPERIOR DIAMONDS INC.**
**SUITE 1650, 701 WEST GEORGIA STREET**
**VANCOUVER, BRITISH COLUMBIA**
**V7Y 1C6**

# INFORMATION CIRCULAR

(As at October 1, 2003 and in Canadian dollars except as indicated)

## GENERAL PROXY INFORMATION

### SOLICITATION OF PROXIES

**This Information Circular is furnished in connection with the solicitation of proxies by the management of the Companies for use at the Meetings and any adjournments thereof.**

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Companies or by agents retained for that purpose. The Companies may reimburse securityholders, nominees or agents for any costs incurred in obtaining from their principals proper authorization to execute proxies. The Companies may also reimburse brokers and other persons holding shares in their own name or in the names of their nominees for reasonable, direct out-of-pocket expenses incurred in sending proxies and proxy materials to the beneficial owners thereof to obtain their proxies. All costs of all solicitations on behalf of management of a Company will be borne by that Company.

At the Canabrava Meeting, Canabrava Shareholders will be asked to pass by Special Resolution, as described under "The Business Combination", the Canabrava Arrangement Resolution approving the Arrangement. Canabrava has set October 16, 2003 as the Record Date for determining Canabrava Shareholders entitled to vote at the Canabrava Meeting.

At the Superior Diamonds Meeting, SDX Shareholders will be asked to pass by Ordinary Resolution as described under "The Business Combination", the Superior Diamonds Business Combination Resolution approving the Business Combination and the resolution approving the SDX Stock Option Plan Amendment. SDX Shareholders will be asked to also approve, by Special Resolution, the SDX Consolidation. Superior Diamonds has set October 16, 2003 as the Record Date for determining SDX Shareholders entitled to vote at the Superior Diamonds Meeting.

### APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy for each of the Companies will constitute the persons named in the enclosed form of proxy as the Shareholder's proxyholder. The persons whose names are printed in the enclosed forms of proxy for the applicable Meeting are directors or officers of the respective Companies (collectively, the "**Management Proxyholders**").

**A Shareholder has the right to appoint a person other than the Management Proxyholders, to represent the Shareholder at the applicable Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by**

**executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder of the applicable Company.**

VOTING BY PROXY

Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter where a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion is greater than 5% of the votes that could be cast at the respective Meeting) in accordance with the instructions of the Shareholder.

**If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the Canabrava Arrangement Resolution or the Superior Diamonds Business Combination Resolution, as the case may be, and, in the case of Superior Diamonds, in favour of the SDX Consolidation Resolution and the SDX Stock Option Plan Amendment.**

**The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notices of the Meetings and with respect to other matters which may properly come before the Meetings. At the date of this Information Circular, management of the Companies know of no such amendments, variations or other matters to come before the Meetings.**

COMPLETION AND RETURN OF PROXY

Each proxy must be dated and signed by the Intermediary (see "Non Registered Holders" below) acting on behalf of a Shareholder or by the Shareholder or his/her attorney authorized in writing. In the case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed forms of the proxies must be returned by mail or delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by facsimile to 1-866-249-7775 within North America or (416) 263-9524 outside of North America. All proxies must be returned not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the applicable Meeting, unless the chairman of that Meeting elects to exercise his discretion to accept proxies received subsequently.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

**Only registered Shareholders or duly appointed proxyholders are permitted to vote at the respective Meeting.**

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Management Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the respective Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in the Shareholder's name on the records of the respective Company. Such common shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which

acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the respective Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("**ADP**") in the United States and Independent Investor Communications Company ("**IICC**") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his common shares.

**REVOCABILITY OF PROXY**

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been used. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by his attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the applicable Company at any time up to and including the last business day preceding the date of the particular Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. The registered office for each Company is located at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6.

**RECORD DATE AND VOTING OF SHARES**

The Record Date for the determination of Shareholders entitled to receive notice of, attend and vote at the Meetings was fixed by the respective boards of directors as October 16, 2003. Voting at the Meeting will be by a show of hands, each Shareholder present in person or by proxy having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion

are greater than 5% of the votes that could be cast at the Meeting) whereupon each Shareholder present is entitled to one vote for each share held.

Canabrava is authorized to issue 100,000,000 common shares (the **Canabrava Shares**) and 100,000,000 Class A preferred shares and 100,000,000 Class B preferred shares. As at the Record Date, 59,834,902 Canabrava Shares are issued and outstanding. There are no preferred shares issued. The holders of Canabrava Shares are entitled to one vote for each Canabrava Share held. Holders of Canabrava Shares of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Canabrava Meeting.

Superior Diamonds is authorized to issue 100,000,000 number of common shares. As at the Record Date, 24,092,688 SDX Shares are issued and outstanding. The holders of SDX Shares are entitled to one vote for each Superior Diamonds Share held. Holders of SDX Shares of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Superior Diamonds Meeting.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS AND IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of Canabrava or Superior Diamonds, any person who has held such a position since the beginning of the last completed financial year of Canabrava or Superior Diamonds, any proposed nominee for appointment as a director of Superior Diamonds nor any associate or affiliate of the foregoing persons, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meetings except:

1. Messrs. Alan C. Moon, a current director of Canabrava and Thomas W. Beattie, Interim President of Canabrava, are proposed to be directors of Superior Diamonds upon completion of the Business Combination. Mr. Beattie was a director of Superior Diamonds until September 30, 2003 when he resigned that position to become Interim President of Canabrava. Mr. Beattie currently holds shares, options and warrants in Superior Diamonds. Messrs. Moon and Beattie may be granted options to purchase shares of Superior Diamonds under the Superior Diamonds 2002 Plan and may receive compensation for management or consulting services which they may provide in the future to Superior Diamonds. See "Significant Positions and Shareholdings".

2. Aurora Platinum Corp. ("**Aurora**") owns 57% of the SDX Shares and may benefit from any increase in the value of securities it owns in Superior Diamonds.

3. Southwestern Resources owns 16 or 16.3% of Aurora and may indirectly benefit from any increase in the value of Aurora's SDX Shares.

4. Southwestern Resources Corp. ("**Southwestern Resources**") owns 33.6% of the Canabrava Shares and may benefit from any increase in the value of securities it will receive in Superior Diamonds and may benefit from any increase in the value of SDX Shares owned by Aurora. Southwestern Resources provides management services to Canabrava.

5. Southwestern Resources has an outstanding loan in the amount of $200,000 to Canabrava which bears interest at a rate of 7% per annum and is payable January 15, 2005. Canabrava has been making interest payments on the loan.

6. Aurora and Southwestern Resources provide certain management services to Superior Diamonds and each will continue to provide such services to Superior Diamonds after completion of the Business Combination.

7. In addition, certain directors and officers of the Companies have material holdings of securities in one or more of the Companies, Southwestern Resources and/or Aurora and may benefit from any increase in the value of securities they will own in Superior Diamonds or through the holdings of Southwestern Resources and/or Aurora following completion of the Business Combination. See "Business Combination - Significant Positions and Shareholdings".

None of the directors or officers of any of the Companies nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of a Company nor any associate or affiliate of the foregoing persons has, or has had, any material interest, direct or indirect, in any transaction since the commencement of each Company's respective last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company except as disclosed herein or under "Canabrava Diamond Corporation – Interest of Management and Others in Material Transactions" and Superior Diamonds Inc. – Interest of Management and Others in Material Transactions".

## BUSINESS COMBINATION

The Business Combination will become effective on the Effective Date, subject to satisfaction of the applicable conditions. The disclosure of the principal features of the Business Combination between Superior Diamonds and Canabrava, as summarized below, is qualified in its entirety by reference to the full text of the Business Combination Agreement.

### PRINCIPAL STEPS OF THE BUSINESS COMBINATION

On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

1. The Arrangement

(a) Superior Diamonds, subject to the provisions for Small Lot Shareholders in (b) below, will acquire all of the outstanding Canabrava Shares based upon an exchange ratio of one (1) SDX Share for each two and one-half (2.5) Canabrava Shares held;

(b) if a Canabrava Shareholder immediately prior to the Arrangement is the holder of less than 1000 Canabrava Shares (a Small Lot) (such holder of a Small Lot being a Small Lot Shareholder), then such Shareholder will only be entitled to receive a cash payment from Superior Diamonds in respect of his Small Lot on the basis of $0.08 per Canabrava Share unless such Small Lot Shareholder specifically elects within 30 days of the Effective Date on the letter of transmittal to be provided to such shareholder following the Effective Date to receive certificates representing shares in the capital of Superior Diamonds. If a Small Lot Shareholder does not elect to receive share certificates as described above, such Shareholder will only be entitled to the cash payment from Superior Diamonds described above by complying with the procedure for exchange of share certificates set forth in the Plan of Arrangement and the Small Lot Shareholder shall be deemed to have disposed of his Canabrava Shares on the Effective Date. If a cash payment payable to a Small Lot Shareholder in respect of a Small Lot would be less than $10, such payment will not be made;

(c) holders of outstanding Canabrava Shares shall cease to be holders of such shares as of the Effective Date;

(d) the outstanding warrants of Canabrava will be converted to warrants of Superior Diamonds upon the same exchange ratio and with corresponding changes in price on the basis set out in Subsection (a) hereof; and

(e) Canabrava shall be the wholly owned subsidiary of Superior Diamonds.

2. The Consolidation

Immediately upon completion of the Arrangement, the issued and outstanding SDX Shares, including the shares to be exchanged for Canabrava Shares pursuant to the Arrangement, will be consolidated on a one (1) new for two (2) old basis (the SDX Consolidated Shares). The outstanding convertible securities of SDX, including the warrants to be exchanged for the Canabrava Warrants, will also be consolidated on the same basis with corresponding adjustments to the price.

3. Increase in Authorized Capital

Superior Diamonds wishes to increase its authorized capital to an unlimited number of common shares without nominal or par value.

***Effect of the Business Combination***

As a result of the Business Combination, Canabrava Shareholders, subject to the provisions for Small Lot Shareholders, will receive one (1) SDX Consolidated Share for each five (5) Canabrava Shares held and SDX Shareholders will receive one (1) SDX Consolidated Share for each two (2) SDX Shares held. By approving the Arrangement, Canabrava Shareholders will effectively also be approving the SDX Consolidation as such Consolidation is a condition of the closing of the Arrangement.

Superior Diamonds will hold all of the assets of Canabrava, which will be a wholly owned subsidiary of Superior Diamonds. It is expected that the issued capital of SDX following completion of the Business Combination including the SDX Consolidation will consist of approximately 24,013,324 SDX Consolidated Shares. Canabrava Shareholders will own approximately 49.8% of Superior Diamonds and SDX Shareholders will own approximately 50.2% of Superior Diamonds, post-Business Combination.

Superior Diamonds will continue to be listed on the TSX Venture and will retain the name "Superior Diamonds Inc.".

See the Plan of Arrangement attached as Schedule "E" and incorporated by reference in this Information Circular.

As a result of the Business Combination, Canabrava will be a wholly owned subsidiary of Superior Diamonds, and Superior Diamonds will continue its focus as a diamond exploration company with its primary property interests in Ontario and Quebec. See "Superior Diamonds Inc." for disclosure about the combined companies, post-Business Combination.

**DIRECTORS AND OFFICERS OF SUPERIOR DIAMONDS, POST BUSINESS COMBINATION**

If the Business Combination completes, the current directors and officers of Superior Diamonds will continue to hold their positions and Messrs. Alan Moon and Thomas W. Beattie, directors of Canabrava, will be appointed as directors of Superior Diamonds. See "Superior Diamonds Inc. – Directors and Officers (Current and post-Business Combination)" for further information.

**RECOMMENDATIONS OF THE DIRECTORS**

***Canabrava***

Canabrava has reviewed the terms and conditions of the proposed Business Combination, has received the Fairness Opinion (see "Fairness Opinions") provided by its Financial Advisor, and has concluded that the Business Combination is fair and reasonable to its securityholders and in the best interests of Canabrava.

In arriving at this conclusion, the board of directors of Canabrava considered, among other matters:

1. the financial condition, business and operations of both Companies, on both an historical and prospective basis, including information in respect of Superior Diamonds on a pro forma consolidated basis;

2. the procedures by which the Business Combination is to be approved, including the requirement for approval of the Arrangement by the Court after a hearing at which fairness to Canabrava Securityholders will be considered;

3. the availability of rights of dissent to Canabrava Shareholders with respect to the Arrangement;

4. the assets held by the two Companies;

5. historical information regarding the prices of the Canabrava Shares and the SDX Shares;

6. the Canadian tax treatment of Canabrava Shareholders under the Business Combination;

7. Canabrava Shareholders will own approximately 49.8% of the SDX Consolidated Shares and SDX Shareholders will own approximately 50.2% of the SDX Consolidated Shares on completion of the Business Combination;

8. Superior Diamonds will have in excess of $3,000,000 in total assets;

9. through greater cost efficiencies of combined management and operations, there will be potential for growth and diversity, increased stability and access to potential investment opportunities;

10. access to the expertise of the Superior Diamonds management which will also include Mr. Alan C. Moon;

11. after the Business Combination, Superior Diamonds will hold a large and diverse portfolio of Canadian prospective diamond properties in prominent diamond districts in Canada;

12. after the Business Combination, Superior Diamonds will have a greater combined asset base and capitalization;

13. through the combined properties in Canada and combined management and operations, there will be potential for greater growth and diversity, increased stability and greater access to potential financing and investment opportunities; and

14. enhanced share liquidity through expected higher trading volume.

Based on its review of all the factors, the board of directors of Canabrava considers the Business Combination to be advantageous to Canabrava and fair and reasonable to its Shareholders. The board of directors of Canabrava also identified disadvantages associated with the Business Combination including the fact that the Canabrava Shareholders will be subject to dilution of their shareholdings and will be

exposed to the risk factors applicable to Superior Diamonds. See "Business Combination Risk Factors" and "Canabrava Diamond Corporation – Risk Factors" below.

**The board of directors of Canabrava recommends that the Canabrava Shareholders vote in favour of the Canabrava Arrangement Resolution. Each director of Canabrava who owns Canabrava Shares has indicated his intention to vote his Canabrava Shares in favour of the Arrangement Resolution.**

***Superior Diamonds***

Superior Diamonds has reviewed the terms and conditions of the proposed Business Combination, has received the Fairness Opinion (see "Fairness Opinions") provided by its Financial Advisor, and has concluded that the Business Combination is fair and reasonable to its securityholders and in the best interests of Superior Diamonds.

In arriving at this conclusion, the board of directors of Superior Diamonds considered, among other matters:

1. the financial condition, business and operations of both Companies, on both an historical and prospective basis, including information in respect of Superior Diamonds on a pro forma consolidated basis;

2. the procedures by which the Business Combination is to be approved;

3. the assets of the two Companies;

4. historical information regarding the prices of the Canabrava Shares and the SDX Shares;

5. Canabrava Shareholders will own approximately 49.2% of the SDX Consolidated Shares and SDX Shareholders will own approximately 50.2% of the SDX Consolidated Shares on completion of the Business Combination;

6. Superior Diamonds will have in excess of $3,000,000 in total assets;

7. through greater cost efficiencies of combined management and operations, there will be potential for growth and diversity, increased stability and access to potential investment opportunities;

8. access to the experience of Mr. Alan C. Moon;

9. after the Business Combination, Superior Diamonds will hold a large and diverse portfolio of Canadian prospective diamond properties in prominent diamond districts in Canada;

10. after the Business Combination, Superior Diamonds will have a greater combined asset base and capitalization;

11. through the combined properties in Canada and combined management and operations, there will be potential for greater growth and diversity, increased stability and greater access to potential financing and investment opportunities; and

12. enhanced share liquidity through expected higher trading volume.

Based on its review of all the factors, the board of directors of Superior Diamonds considers the Business Combination to be advantageous to Superior Diamonds and fair and reasonable to SDX Shareholders. The board of directors of Superior Diamonds also identified disadvantages associated with the Business

Combination including the fact that the SDX Shareholders will be subject to dilution of their shareholdings. See "Business Combination Risk Factors" below and see "Superior Diamonds Inc. – Risk Factors".

**The board of directors of Superior Diamonds recommends that the SDX Shareholders vote in favour of the Superior Diamonds Business Combination - Resolution. Each director of Superior Diamonds who owns SDX Shares has indicated his intention to vote his SDX Shares in favour of the Superior Diamonds Business Combination Resolution.**

## BUSINESS COMBINATION RISK FACTORS

Canabrava and Superior Diamonds should each be considered as highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them under this Information Circular. In addition to the other information presented in this Information Circular (without limitation, see also "Canabrava Diamond Corporation – Risk Factors" and "Superior Diamonds Inc. – Risk Factors"), the following risk factors should be given special consideration including:

1. The relative stock prices of Canabrava and Superior Diamonds at the Effective Date will likely vary from the prices as at the date of execution of the Business Combination Agreement, the date of this Information Circular and the date of the Meetings. The exchange ratio was fixed as of September 10, 2003 and accordingly, any increase or decrease in the relative market values of the shares of Canabrava and Superior Diamonds will correspondingly increase or decrease the value of the consideration to be received by a Canabrava Shareholder upon the exchange of securities pursuant to the Business Combination.

2. There is no assurance that the Business Combination can be completed as proposed or without Canabrava Shareholders exercising their dissent rights in respect of a substantial number of shares.

3. The completion of the Business Combination and issuances of SDX Consolidated Shares will dilute the interests of the Canabrava Shareholders in the properties in which Canabrava has interests and dilute their voting rights at shareholders meetings of post-Business Combination Superior Diamonds.

4. SDX Shareholders will have their shareholdings diluted by the Business Combination.

5. There is no assurance that the business of Superior Diamonds, after completing the Business Combination, will be successful.

6. While Canabrava believes that the securities to be issued pursuant to the Business Combination will not be subject to any resale restrictions (save securities held by control persons), there is no assurance that this is the case and each Shareholder is urged to obtain appropriate legal advice regarding applicable securities legislation.

7. The transactions may give rise to significant adverse tax consequences to Canabrava Shareholders and each such Shareholder is urged to consult his own tax advisor.

8. There is no assurance that the exchange ratio accurately reflects the values of the shares of Canabrava and Superior Diamonds.

## EFFECTS OF THE ARRANGEMENT ON CANABRAVA SHAREHOLDERS' RIGHTS

As a result of the Arrangement, all Canabrava Securityholders will become Superior Diamonds Securityholders. As a result, Canabrava Shareholders will be shareholders in a Yukon company governed by the Business Corporations Act (Yukon) (the "**Yukon Act**") and by Superior Diamonds' constating documents, unless they exercise dissent rights in connection with the Arrangement.

### Shareholder Protection Under the Yukon Act

Management of Canabrava is of the view that the Yukon Act will provide to Canabrava Shareholders substantively the same rights as are available to shareholders under the Company Act including rights of dissent and appraisal and rights to bring derivative actions and oppression actions.

### Difference Between Company Act and the Yukon Act

The following is a summary of the differences between the Company Act and the Yukon Act. This summary is not intended to be exhaustive and Canabrava Shareholders should consult their legal advisors regarding all of the implications of the transactions contemplated in the Arrangement.

*Sale of Company's Undertaking*

Under the Company Act the directors of a company may dispose of all or substantially all of the business or undertaking of the company only with shareholder approval by not less than three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting.

Under the Yukon Act, the approval of the shareholders of a corporation represented at a duly called meeting to which are attached not less than two thirds of the votes entitled to vote upon a sale, lease or exchange or all or substantially all of the property of the corporation, and, where the class or series is affected by the sale, lease or exchange in a manner different from another class or series, the holders of shares of that class or series are entitled to vote separately as a class or series. Each share of the corporation carries the right to vote in respect of the sale, lease or exchange whether or not it otherwise carries the right to vote.

*Amendments to the Charter Documents of the Company*

Any substantive change to the corporate charter of a company under the Company Act, such as an alteration of the restrictions, if any, of the business carried on by the company, a change in the name of the company or an increase or reduction of the authorized capital of the company requires a special resolution passed by not less than three-quarters of the votes cast by shareholders voting in person or by proxy at a general meeting of the company. Other fundamental changes such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a company out of the jurisdiction require a special resolution passed by not less than three-quarters of the votes cast by the holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions. As well, the holders of not less than 10% of the voting shares of the company who voted against or of not less than 10% of a class of shares affected by a change in the special rights and restrictions attached to a class of shares may apply to the court to have the resolutions approving the change set aside.

Under the Yukon Act, changes to Charter Documents require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where the rights of the holders of a class or series of shares are affected differently by the alteration than those of holders of other classes or series of shares, a resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series. A resolution to amalgamate a Yukon Act corporation

requires a special resolution passed by the shareholders voting on the resolution or, where the amalgamation contains a provision that would entitle a class or series vote under section 178 of the Yukon Act, then such class or series may vote separately as a class or series. Each share of the corporation carries the right to vote in respect of the amalgamation whether or not it otherwise carries the right to vote.

*Rights of Dissent and Appraisal*

The Company Act provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

(a) continue out of the jurisdiction

(b) provide financial assistance to a person for the purchase of the company's shares;

(c) sell the whole or substantially the whole of the company's undertaking;

(d) enter into a statutory amalgamation; or

(e) sell the whole or part of its business or property on liquidation.

The Yukon Act contains a similar dissent remedy, although the procedure for exercising this remedy is different than that contained in the Company Act.

*Oppression Remedies*

Under the Company Act a shareholder of a company has the right to apply to court on the grounds that the company is acting or proposes to act in a way that is prejudicial to the shareholder. On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

The Yukon Act contains rights that are substantially broader in that they are available to a larger class of complainants. Under the Yukon Act, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

*Shareholder Derivative Actions*

Under the Company Act, a member or director of a company may, with judicial leave, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation.

A broader right to bring a derivative action is contained in the Yukon Act, and this right extends to officers, former shareholders, former directors and former officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the Yukon Act permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

*Requisition of Meetings*

The Company Act provides that one or more members of a company holding not less than 5% of the issued voting shares of the Company may give notice to the directors requiring them to call and hold a general meeting. The Yukon Act also provides this right.

*Form of Proxy and Information Circular for reporting companies*

The Company Act requires a reporting company to provide with notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with at and conduct of the general meeting.

The Yukon Act contains provisions which likewise require the mandatory solicitation of proxies and delivery of a management proxy circular.

*Place of Meetings*

The Company Act requires all meetings of members to be held in British Columbia unless consent of the Registrar of Companies is otherwise obtained.

The Yukon Act provides that meetings of shareholders may be held outside the Yukon where the corporation's articles so provide.

*Directors*

The Company Act provides that a reporting company must have a minimum of three directors, a majority of whom must be ordinarily resident in Canada and at least one of whom must be resident in British Columbia.

The Yukon Act does not have any such residency requirements, but does require that at least two of the directors not be officers or employees of the corporation or its affiliates.

*Pre-Emptive Rights*

The Company Act provides that, before allotting any shares, the directors of a company that is not a reporting company must offer those shares pro rata to existing shareholders.

The Yukon Act provides that existing shareholders have pre-emptive rights in respect of share issuances if the articles or a unanimous shareholder agreement so provides.

## CONDUCT OF MEETINGS AND OTHER APPROVALS

### Shareholder Approval of the Business Combination and Court Approval of the Arrangement

The Canabrava Shareholders at the Canabrava Meeting will be asked to consider and, if thought advisable, adopt the Canabrava Arrangement Resolution. The Canabrava Arrangement Resolution must be approved by a Special Resolution (being not less than three quarters of the votes cast by the Canabrava Shareholders present, in person or by proxy at the Canabrava Meeting).

The Special Resolution in respect of the Canabrava Arrangement Resolution at the Canabrava Meeting must not include votes cast by (a) affiliates of Canabrava (b) a Shareholder who will, as a consequence of the Arrangement be entitled to consideration for each share greater than that available to other holders of affected shares, or (c) a Shareholder who alone or in combination with others effectively controls

Canabrava, as applicable and who, prior to receiving notice of the Meeting, entered into or has agreed to enter into an understanding to support the Arrangement. Directors and officers of Canabrava who are also directors and/or officers of Superior Diamonds will not vote their shares in respect of the Canabrava Arrangement Resolution. To the best of the knowledge of Canabrava, there are no Shareholders whose vote will be so excluded, save Ms. Parkash K. Athwal who is Chief Financial Officer of both Companies.

The SDX Shareholders at the Superior Diamonds Meeting will be asked to consider and, if thought advisable, adopt the Superior Diamonds Business Combination Resolution. As Superior Diamonds is not being 'arranged', the Superior Diamonds Business Combination Resolution may be approved by an Ordinary Resolution (being a majority of the votes cast by the SDX Shareholders present, in person or by proxy, at the Superior Diamonds Meeting). Directors and officers of Superior Diamonds who are also directors and/or officers of Canabrava will not vote their shares in respect of the Superior Diamonds Business Combination Resolution. Ms. Parkash K. Athwal who is Chief Financial Officer of both Companies will therefore not vote in connection with this resolution.

Under the Company Act, Canabrava is required to obtain the approval of the Court to the calling of the Canabrava Meeting and to the Arrangement. On October 17, 2003, prior to mailing the material in respect of the Canabrava Meeting, Canabrava obtained an Interim Order providing for the calling and holding of the Canabrava Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached as Schedules "F" and "G" respectively, to this Information Circular. As set out in the Notice of Application, the Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m., Vancouver time, on November 19, 2003, following the Canabrava Meeting or as soon thereafter as counsel for Canabrava may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Canabrava Arrangement Resolution at the Meeting. **Canabrava Securityholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.**

At the Court hearing, Canabrava Securityholders and creditors of Canabrava who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the Company Act, Canabrava has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective. The Court will be informed prior to the hearing that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to, among other things, the issue of SDX Consolidated Shares to be distributed and the issuance of Superior Diamonds warrants to replace the Canabrava Warrants pursuant to the Arrangement, as described below under "Securities Laws Considerations – U.S. Securities Laws and Resale of Securities". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities comprising the Arrangement are fair to those security holders to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Canabrava Securityholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application for Final Order is required to file with the Court and serve upon Canabrava at the addresses set out below, on or before 11:00 a.m., Vancouver time, on November 12, 2003, a notice of his, intention to appear ("**Appearance Notice**"), including their address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to Canabrava Diamond Corporation at the following address:

c/o DuMoulin Black
Attention: Jerome D. Ziskrout
10th Floor – 595 Howe St.
Vancouver, British Columbia,
V6C 2T5

Fax: (604) 687-8772
E-mail: jziskrout@dumoulinblack.com

**Regulatory Approvals**

If the Canabrava Arrangement Resolution, the Superior Diamonds Business Combination Resolution and the SDX Consolidation are approved by the requisite majorities of Shareholders, final regulatory approval must be obtained for all the transactions contemplated by the Business Combination before the Business Combination may proceed.

The Canabrava Shares and SDX Shares are currently listed for trading on the TSXV. Canabrava is a reporting issuer in the provinces of British Columbia, Alberta, Québec and Ontario. Superior Diamonds is a reporting issuer in the provinces of British Columbia and Alberta. Approval from the TSXV is required for the Business Combination and the listing of the SDX Consolidated Shares to be issued pursuant to the Business Combination.

Shareholders should be aware that certain of the foregoing approvals have not yet been given by the regulatory authorities referred to above. There is no assurance that such approvals will be obtained.

An exemption application has been made to the QSC in connection with exchanges of securities. See "Securities Laws Considerations – "Québec Exemption Application".

**RELATED PARTY RULES AND SPECIAL COMMITTEES**

Neither of the Companies can be considered to be to each other "Related Parties" as such term is defined under OSC Rule 61-501 (the "**Related Party Rules**") and, accordingly, the Business Combination between the Companies is not a "Related Party Transaction" as defined under the Related Party Rules. However, the Companies have one officer in common and the Companies have some common shareholders. In addition, Southwestern Resources owns 33.6% of Canabrava and owns 16.3% of Aurora which in turn owns 57% of Superior Diamonds. Certain directors and officers of Canabrava and Superior Diamonds are also directors, officers and shareholders of Southwestern Resources and Aurora. See "Significant Positions and Shareholdings".

As a result, and although the Business Combination involving the Companies is not a "Related Party Transaction", the Companies have undertaken a number of steps to ensure that all securityholders of each of the Companies are treated in a manner that is fair. The Companies are complying with the disclosure requirements of the Related Party Rules and, in particular, this Information Circular contains extensive disclosure concerning each of the Companies and the Business Combination.

A special committee (the "**Special Committee**") of each board of directors of Canabrava and Superior Diamonds has been established to review the Business Combination and make its report to the respective board of directors of Canabrava and Superior Diamonds. Each member of the Special Committee is an independent, disinterested director and subject to no actual or apparent conflict of interest with regard to the Business Combination. The Special Committee of Canabrava, as appointed by the board of directors, consists of John J. Fleming and Alan C. Moon. The Special Committee of Superior Diamonds, as appointed by the board of directors, consists of Michael D. Winn and K. Wayne Livingstone.

The Superior Diamonds Special Committee retained DuMoulin Black as counsel and the Canabrava Special Committee retained Holmes King as counsel to advise them on the Business Combination.

The mandate of each Special Committee includes, inter alia, the responsibility to approve an appropriate financial advisor to determine the fairness of the terms of the Business Combination from a financial point of view to their respective Shareholders and prepare a fairness opinion in respect of the Business Combination and to supervise the preparation of the fairness opinions in respect of the Companies. Accordingly, the Financial Advisors were retained to provide fairness opinions. Glanville was retained in respect of Superior Diamonds. Semeniuk was retained in respect of Canabrava.

Representatives of the respective Special Committees held meetings on numerous occasions to consider the merits and terms of a possible business combination. The Special Committees engaged in extensive review and discussion of business, legal and, financial information pertaining to each of the Companies and reviewed drafts of the fairness opinions. On September 10, 2003, the Special Committees approved the terms of a letter agreement, subject to the negotiation of a definitive agreement and the receipt of fairness opinions. The Special Committees then commenced negotiation of the Business Combination Agreement. Each of the Special Committees held meetings with its Fairness Advisor to review the final Fairness Opinions. Each of the Special Committees also reviewed this Information Circular. After consideration of all such matters, each of the Special Committees recommended their respective board of directors approve the Business Combination Agreement.

## SIGNIFICANT POSITIONS AND SHAREHOLDINGS

The following chart discloses the current positions and shareholdings of directors and officers of Canabrava and Superior Diamonds, the greater than 10% shareholders in Canabrava, Superior Diamonds, Southwestern Resources and Aurora, and as well as their positions and shareholdings in Superior Diamonds, post-Business Combination and post-Consolidation.

| Insider | Canabrava Relationship(1)(2) Shares, Warrants Stock Options(3) | Superior Diamonds Relationship(1) Shares Warrants Stock Options | Southwestern Resources Relationship (1) Shares Warrants Stock Options | Aurora Relationship (1) Shares Warrants Stock Options | Post-Business Combination Relationship (1)(2) Shares Warrants Stock Options |
|---|---|---|---|---|---|
| John G. Paterson | N/A | President & CEO, Director | President & CEO, Director | N/A | President and CEO, Director |
| | 54,700 | 200,000 | 4,148,150 | 200,000 | 110,940 (4)(5) |
| | Nil | 100,000 | Nil | Nil | 50,000 |
| | N/A | 600,000 | 175,000 | Nil | 300,000 |
| Thomas W. Beattie (4) | Interim President Director | Former Director | VP, Corporate Development and Corporate Secretary | VP, Corporate Development and Corporate Secretary | To be reappointed as a director, post Business Combination |
| | 100 | 86,000 | 11,000 | 31,950 | 43,000 (5) |
| | Nil | 43,000 | Nil | Nil | 21,500 |
| | N/A | 300,000 | 150,000 | 140,000 | 150,000 |

| Insider | Canabrava Relationship(1)(2)<br>Shares,<br>Warrants<br>Stock Options(3) | Superior Diamonds Relationship(1)<br>Shares<br>Warrants<br>Stock Options | Southwestern Resources Relationship (1)<br>Shares Warrants<br>Stock Options | Aurora Relationship (1)<br>Shares<br>Warrants<br>Stock Options | Post-Business Combination Relationship (1)(2)<br>Shares<br>Warrants<br>Stock Options |
|---|---|---|---|---|---|
| Michael D. Winn | N/A<br>Nil<br>Nil<br>N/A | Director<br>100,000<br>50,000<br>100,000 | N/A<br>Nil<br>Nil<br>Nil | Director<br>150,000<br>Nil<br>50,000 | Director<br>50,000 (5)<br>25,000<br>50,000 |
| K. Wayne Livingstone | N/A<br>Nil<br>Nil<br>N/A | Director<br>94,750<br>Nil<br>150,000 | N/A<br>Nil<br>Nil<br>Nil | N/A<br>Nil<br>Nil<br>Nil | Director<br>47,375<br>Nil<br>75,000 |
| Parkash K. Athwal | VP, Finance and CFO<br>3,400<br>Nil<br>N/A | CFO<br>Nil<br>Nil<br>200,000 | VP, Finance and CFO<br>Nil<br>Nil<br>42,000 | VP, Finance and CFO<br>4,000<br>Nil<br>75,500 | CFO<br>Nil<br>Nil<br>100,000 (4)(5) |
| Susy Horna | Corporate Secretary<br>Nil<br>Nil<br>Nil | Corporate Secretary<br>Nil<br>Nil<br>50,000 | N/A<br>Nil<br>Nil<br>7,000 | N/A<br>Nil<br>Nil<br>2,500 | Corporate Secretary<br>Nil<br>Nil<br>25,000 (4)(5) |
| Daniel G. Innes | Director<br>48,600<br>Nil<br>N/A | N/A<br>Nil<br>Nil<br>600,000 | VP, Exploration, Director<br>43,000<br>Nil<br>250,000 | President & CEO, Director<br>Nil<br>Nil<br>400,000 | N/A<br>9,720 (4)(5)<br>Nil<br>300,000 |
| John J. Fleming | Director<br>30,000<br>Nil<br>N/A | N/A<br>Nil<br>Nil<br>Nil | Director<br>135,000<br>Nil<br>85,000 | Director<br>210,000<br>105,000<br>125,000 | N/A<br>6,000 (4)(5)<br>Nil<br>Nil |
| Alan C. Moon | Director<br>7,000<br>Nil<br>N/A | N/A<br>Nil<br>Nil<br>Nil | N/A<br>6,000<br>Nil<br>Nil | Director<br>4,500<br>Nil<br>50,000 | Director<br>1,400 (5)<br>Nil<br>Nil |

| Insider | Canabrava Relationship(1) (2) Shares, Warrants Stock Options(3) | Superior Diamonds Relationship(1) Shares Warrants Stock Options | Southwestern Resources Relationship (1) Shares Warrants Stock Options | Aurora Relationship (1) Shares Warrants Stock Options | Post-Business Combination Relationship (1) (2) Shares Warrants Stock Options |
|---|---|---|---|---|---|
| Southwestern Resources Corp.(6) | >10% | N/A | N/A | >10% | N/A |
| | 20,072,550 | Nil | Nil | 3,221,275 | 4,014,510 (5) |
| | 2,225,000 | Nil | Nil | 137,000 | 445,000 |
| | N/A | Nil | Nil | Nil | Nil |
| Aurora Platinum Corp.(7) | N/A | >10% | N/A | N/A | N/A |
| | Nil | 13,721,430 | Nil | Nil | 6,860,715 |
| | Nil | 835,715 | Nil | Nil | 417,857 |
| | N/A | Nil | Nil | Nil | Nil |

(1) Director, Officer or holder of greater than 10% of the voting shares ("**>10%**"). With respect to Superior Diamonds, post-Business Combination, Mr. Alan Moon will be appointed as an additional director.
(2) Holders of Canabrava Shares will receive one (1) SDX Share in exchange for every two and one-half (2.5) Canabrava Shares and such SDX Shares will then be consolidated on a one for two basis. See "Principal Steps of the Business Combination".
(3) Stock Options in Canabrava will be cancelled on or before the Effective Date.
(4) In addition, will own indirect interests through ownership of Southwestern Resources securities.
(5) In addition, will own indirect interest through ownership of Aurora securities.
(6) Southwestern Resources owns 33..55% of the Canabrava Shares; and on completion of the Business Combination will own 16.72% of Superior Diamonds. Southwestern Resources also owns 16.3% of the common shares of Aurora which owns 57% of Superior Diamonds.
(7) Aurora will own 28.57% of Superior Diamonds on completion of the Business Combination.

## FAIRNESS OPINIONS

### *General*

The Financial Advisors have provided the following opinions (collectively the "**Opinions**"):

(a) the "Canabrava Diamond Corporation – Fairness Opinion" dated as of September 15, 2003 (the "**Canabrava Opinion**") prepared by Semeniuk;

(b) the "Superior Diamonds Inc. – Fairness Opinion" dated as of September 12, 2003 (the "**Superior Diamonds Opinion**") prepared by Glanville;

The Companies have each agreed to pay their respective Financial Advisor a fee for providing their Opinion. The fees payable to the Financial Advisors do not depend on the conclusions reached in the Opinions.

The Financial Advisors are not insiders, associates or affiliates of the Companies. The Financial Advisors have not acted as advisors to the Companies or their respective affiliates in connection with the Business Combination and have not prepared previous valuations of any of the Companies in the last three years.

There are no understandings, commitments or agreements between the Financial Advisor and any of the Companies or their respective predecessor, subsidiary companies and affiliates with respect to future business dealings. The Financial Advisors may in the future in the ordinary course of business perform financial advisory services to a broad spectrum of corporate clients, and perform financial and research

services for companies referred to in the Opinions. The Special Committees have determined the Financial Advisors to be qualified.

Summaries of the Opinions are provided below. The summaries are qualified in their entirety by the full text of the Opinions. The analyses conducted by the Financial Advisors, as described in the Opinions, should be considered as a whole. To focus on specific portions of each analysis and of the factors considered, without considering all analyses and factors, could create an incomplete and misleading view of the processes underlying the Opinions. The Opinion in respect of Canabrava may be inspected at any time up to the Canabrava Meeting in the same manner as material contracts. See "Canabrava Diamond Corporation – Material Contracts". The Opinion in respect of Superior Diamonds may be inspected at any time up to the Superior Diamonds Meeting in the same manner as material contracts. See "Superior Diamonds Inc. – Material Contracts".

***Opinion Relating to Canabrava***

Semeniuk has been retained by the board of directors of Canabrava to determine the fairness (from a financial point of view) to the Canabrava Shareholders of the proposed Business Combination.

Semeniuk has been providing independent financial research and consulting services since 1991. In this capacity and previously, while in the employ of several investment dealers, Semeniuk has prepared a wide variety of valuations and fairness opinions on mining properties, other assets and businesses as prescribed under various provincial securities regulations. These assignments have been undertaken for various clients in industry, government and members of the legal profession.

Semeniuk has prepared fairness opinions for mergers, amalgamations, and acquisitions of public and private companies. He is an independent arm's-length consultant who does not have a financial interest (nor does he expect to have any future interest), directly or indirectly, in the Companies, nor does he expect any consideration other than the fee and reimbursement of expenses for the preparation of the Canabrava Opinion. In order to prepare this fairness opinion, Semeniuk relied upon publicly available data (including annual and quarterly reports, share trading histories, and news releases), as well as non-public information made available by the management of each Company.

The following is a summary of the Canabrava Opinion prepared by Semeniuk which, as noted above is qualified in its entirety by the full text of the Canabrava Opinion. See above under "Fairness Opinions – General". All references to dollars in the Canabrava Opinion are in Canadian dollars unless otherwise indicated.

> Canabrava and Superior Diamonds are junior mining exploration companies engaged in the exploration of diamond properties now concentrated on the Superior Craton of the Canadian Shield.
>
> Canabrava currently has 59,834,902 shares outstanding and Superior Diamonds has 24,092,688 shares outstanding. Under the Arrangement terms, Canabrava shareholders will receive one (1) Superior Diamonds Share for every two and one-half (2.5) Canabrava Shares. Consequently, the number of Superior Diamonds Shares outstanding would increase by 23.933 million shares to approximately 48.026 million shares. However, on completion of the Arrangement all Superior Diamonds Shares will be consolidated on a one (1) for two (2) basis and Canabrava will become a wholly owned subsidiary of Superior Diamonds. The precise number of Superior Diamonds Shares then outstanding will depend on the rounding of and treatment of fractional shares. Nevertheless on a post Arrangement, post consolidated basis, current shareholders of Canabrava will own approximately 49.83% of Superior Diamonds and current Superior Diamonds shareholders will hold 50.17% of the shares.

Southwestern Resources holds 20,072,550 Canabrava Shares, which represents a 33.6% interest in Canabrava. Southwestern Resources also holds a 17% interest in Aurora. Aurora in turn holds 13,150,000 Superior Diamonds Shares, which represents a 54.6% holding in Superior Diamonds. Southwestern Resources actively supports Canabrava and in September 2002, Southwestern Resources made a short-term loan of $200,000 to Canabrava. The loan was to have matured on September 16, 2003, but the term has been extended to January 15, 2005.

The Arrangement must be undertaken because Canabrava cannot practically raise new equity funding to support its current exploration commitments. Even if available, new funding would imply significant dilution to existing Canabrava shareholders. On the other hand at June 30, 2003, Superior Diamonds had cash and equivalents amounting to $0.65 million. If required, Canabrava may obtain a line of credit from Southwestern Resources to complete a $400,000 sampling program and earn its 50% joint interest in the Mistassini project in north central Quebec. Majescor Resources Inc. ("**Majescor**") owns the Mistassini project and Canabrava has to complete expenditures of $1.35 million to earn a 50% interest in the project. The Mistassini project in the Otish Mountains is south of the nearby Foxtrot joint venture of Ashton Canada Ltd. ("**Ashton**") and Societe Quebecoise d'Exploration Miniere ("**SOQUEM**").

The Companies agreed to an exchange ratio of two and one-half (2.5) Canabrava Shares for each one (1) Superior Share, which is essentially the mid point of the Companies' values indicated by market trading values on one hand and the calculated net asset values of the Companies. The latter can be problematic when different exploration assets are held, but an element of commonality was found as both Canabrava and Superior Diamonds have projects focused on airborne exploration data acquired from Inco. Even though the Companies' share prices fluctuated significantly prior to the announcement of the Arrangement terms, the quantitative analysis which focussed on three dates through the June 2nd to September 10th period found that practically identical exchange terms were reached. The six market to market ratios determined by the writer have a mean value of 1.7 Canabrava Shares for each Superior Share whilst the ratio based on the adjusted net asset value of the companies would indicated an exchange ratio of 3.3 Canabrava Shares for each Superior Diamonds Share. The agreed upon ratio of 2.5 Canabrava Shares for each 1.0 Superior Diamonds Share is the mid point of this range.

**Consequently, based on the above information, observations and analyses conducted by Semeniuk, it is Semeniuk's considered opinion that the proposed exchange ratio under the Arrangement for all outstanding shares of Canabrava on the basis of one (1) Superior Diamonds Share for each two and one-half (2.5) Canabrava Shares is fair, from a financial point of view, to Canabrava shareholders as a whole and to the minority non-controlling shareholders of the company.** The exchange ratio falls with the range limits of 1.58 : 1.0 as determined by the market trading prices of the companies' shares at selected key dates and estimated net asset values; and, between range limits of 1.82 : 1 and 3.32 : 1 when market trading prices where adjusted to reflect the companies' working capital differences.

*Opinion relating to Superior Diamonds*

Glanville was retained by the Board of Directors of Superior Diamonds to provide an opinion on the fairness of the proposed Business Combination from a financial point of view, to SDX Shareholders and to the minority non-controlling shareholders of Superior Diamonds.

Ross Glanville & Associates Ltd. is a company specializing in valuations of public and private companies and mineral exploration and development properties, as well as providing fairness opinions and litigation support related to financial and technical issues. The president, Ross Glanville, has provided a large number of fairness opinions (more than 200) for mergers, amalgamations, and acquisitions of public and private companies. He is an independent arm's-length consultant who does not have a financial interest

(nor does he expect to have any future interest), directly or indirectly, in the Companies, nor does he expect any consideration other than the fee and reimbursement of expenses for the preparation of this report. In order to prepare this fairness opinion, Glanville relied upon publicly available data (including annual and quarterly reports, share trading histories, and news releases), as well as non-public information made available by the management of each Company.

The following is a summary prepared by Glanville which, as noted above is qualified in its entirety by the full text of the Superior Diamonds Opinion. See above under "Fairness Opinions – General". All references to dollars in the Superior Diamonds Fairness Opinion are in Canadian dollars unless otherwise indicated.

> In order to provide the Fairness Opinion, Glanville estimated the net asset values of each of the companies, reviewed the relative share trading price histories, and determined relative net asset values per share, among other things. The net asset values were calculated utilizing the Fair Market Values of the individual assets and liabilities of each company. For this purpose, Fair Market Value means "the highest price available (at a specific time) in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion or constraint to transact, expressed in terms of cash".
>
> Superior Diamonds and Canabrava have signed a letter agreement regarding a proposed acquisition by Superior Diamonds of all of the issued shares of Canabrava, to be carried out by way of a plan of arrangement. Superior Diamonds will issue one (1) Superior Diamonds Share for every two and one-half (2.5) Canabrava Shares. Upon completion of the transaction, all of the shares of Superior Diamonds will be consolidated on a 1:2 basis and Canabrava will become a wholly owned subsidiary of Superior Diamonds.
>
> Superior Diamonds is a mineral exploration company (listed on the TSXV) engaged in the identification, evaluation, and exploration of diamond properties in northwestern Ontario (the AEM Project)[1]. Based on the results from its high-sensitivity airborne survey, Superior Diamonds carried out a major staking program to cover more than one hundred areas associated with both clusters and individual circular magnetic anomalies. Several of the key areas contain clusters of circular airborne anomalies associated with structures controlling known diamondiferous kimberlite in other parts of the Superior Diamonds Craton. These clusters are associated with down-ice concentrations of kimberlite indicator minerals in glacial till, with some of the indicator minerals exhibiting chemistries consistent with potentially diamondiferous sources. The summer exploration program that is currently underway includes grid sampling of basal till to recover a larger population of kimberlite indicator minerals, and ground magnetic surveys to accurately locate circular anomalies. In addition to its diamond exploration properties, Superior Diamonds' other assets include working capital, a TSXV listing, and income tax pools. Superior Diamonds has just under 24.1 million shares issued, and the trading range over the past three months has been between 11.0 cents and 23.0 cents per share (with the last trade prior to the announcement of the proposed acquisition on September 11, 2003, being 15.0 cents per share).
>
> Canabrava is a mineral exploration company (listed on the TSXV) engaged in the identification, evaluation, and exploration of diamond properties in Ontario, Quebec, and Minas Gerais state in Brazil. Its mineral properties include the Mistassini Project in the Otish Mountains of Quebec (Canabrava is close to earning a 50% interest in the Project from Majescor Resources Inc.), the Severn Joint Venture (each of Canabrava and Navigator Exploration Corp. own 50% of the Project), the Winisk Project (Canabrava has recently negotiated an option agreement with Inco Limited whereby Canabrava may earn a 50% interest, or higher depending upon a subsequent

[1] Superior Diamonds has also expanded its activities into the eastern Shield, and two areas of Quebec have been identified for further study.

election by Inco), and the 100% owned Canabrava Project in Brazil (which is in the process of being sold to Black Swan Resources Ltd.). On the Mistassini property, a recently completed high-resolution magnetic survey (and interpretation of the results) has resulted in the identification of a number of potential kimberlite targets, located immediately up ice of till sample sites from which abundant indicator minerals were recovered during the 2002 field program. The abundance and fragile surface features of the indicators suggest the presence of local kimberlite, and the potential kimberlite targets defined from the geophysics will be prospected and sampled. Canabrava has just over 59.8 million shares issued, and the trading range over the past three months has been between 6.0 cents and 13.5 cents per share (with the last trade prior to the announcement of the proposed acquisition on September 11, 2003, being 9.5 cents per share).

The estimated values of the mineral property interests (as well as other assets and liabilities), and total net asset values for each of Superior Diamonds and Canabrava, are set out in the following table (in millions of dollars):

| | Canabrava | Superior Diamonds |
|---|---|---|
| Mineral Properties: | | |
| AEM Project | 0 | $4.500 |
| Mistassini Project | $2.250 | 0 |
| Severn Project | 0.500 | 0 |
| Winisk Project | 0.250 | 0 |
| Canabrava Project | 0.275 | 0 |
| Working Capital (June 30, 2003): | 0.519 | 0.622 |
| TSX Venture Exchange Listings: | 0.300 | 0.300 |
| Income Tax Pools: | 0.550 | 0.150 |
| Loan Payable: | (0.200) | 0 |
| | ------- | ------- |
| Total Net Asset Values: | $4.444 | $5.572 |

Based on the foregoing net asset values, the net asset values per share for each of Superior Diamonds and Canabrava are 23.1 cents ($5.572 million divided by 24,092,688 shares) and 7.4 cents ($4.444 million divided by 59,834,901 shares), respectively. As a result, the relative net asset values would indicate an exchange ratio of 3.1 shares of Canabrava for each one share of Superior Diamonds (23.1 cents divided by 7.4 cents). Utilizing both recent trading prices, and the closing share prices immediately prior to the announcement of the proposed business combination, an exchange ratio near 1.6 is indicated. Based on both the most recent financings of each company, and the average of the yearly high and low share trading prices, the exchange ratio would be close to 2.2.

In addition to the foregoing calculations, Glanville considered a number of other factors, some of which are summarized below:

- the fact that Southwestern owns almost 34% of the shares of Canabrava, and has a net beneficial interest (via its shareholdings in Aurora) in Superior Diamonds of less than 10%
- the abilities of the separate companies to finance their ongoing exploration programs (and the likelihood that Canabrava would have to consolidate its share capital in order to raise the required financing for its exploration commitments)
- the ownership dilution implications of the transaction
- the number and exercise prices of the options and warrants of each of the companies
- the technical and financial expertise of the proposed management and board of directors of the combined company
- the size and financial strength of the combined company

- the elimination of the overhead (including legal, accounting, office expenses, and administrative and management fees) required for managing two separate companies
- the elimination of the duplication of stock exchange filings
- the consolidation of the exploration teams in the Superior Diamonds Craton
- the prior expenditures, and exploration results to date for the exploration properties of each of Canabrava and Superior Diamonds
- the removal of some of the potential conflicts of interest related to officers and/or directors of Canabrava, Superior Diamonds, Aurora, and Southwestern
- the escrow release agreement between Aurora and the TSX Venture Exchange regarding the shares of Superior Diamonds that were received by Aurora in exchange for contributing its diamond exploration properties to Superior Diamonds
- the potential liability of Canabrava related to the claim by Diamonds North Resources Ltd. that Canabrava owes it $159,000
- the writeoffs and/or writedowns of some of Canabrava's mineral property interests
- the terms of property option/joint venture agreements of Canabrava and Superior Diamonds
- the expected increased liquidity for the shareholders of Superior Diamonds and Canabrava
- the likelihood that the combined company would be in a better position to raise financing
- the recent volumes and trading ranges of the companies' shares

As a result of the foregoing analysis, the difficulty in determining values of exploration projects, and other considerations as set out in the following paragraph, **it is Glanville's opinion that the proposed exchange ratio of two and one-half (2.5) shares of Canabrava for each one (1) share of Superior Diamonds is fair, from a financial point of view, to the shareholders of Superior Diamonds.** However, Glanville expresses no opinion as to the expected trading price of the shares of Superior Diamonds if the proposed transaction is completed. Moreover, this Fairness Opinion does not constitute a recommendation to buy or sell the shares of Superior Diamonds or Canabrava.

## PROCEDURE FOR EXCHANGE OF CANABRAVA SHARES

### 1. Important Notice for Small Lot Shareholders

If a Canabrava Shareholder, immediately prior to the Arrangement, is the holder of less than 1000 Canabrava Shares (a Small Lot), such Shareholder would, in respect of such Small Lot, be a Small Lot Shareholder.

**A Small Lot Shareholder will only be entitled to receive a cash payment from Superior Diamonds in respect of his Small Lot on the basis of $0.08 per Canabrava Share, unless he specifically elects within thirty (30) days of the Effective Date to receive share certificates representing shares in the capital of Superior Diamonds as described under "Procedure for Exchange of Canabrava Shares" below. If a Small Lot Shareholder chooses to receive share certificates of Superior Diamonds, the share certificates will reflect the SDX Consolidation and therefore will be for SDX Consolidated Shares.**

**If a Small Lot Shareholder does not elect to receive share certificates as described above, such Shareholder will only be entitled to the applicable cash payment from Superior Diamonds described above by complying with the procedure for exchange of share certificates set forth in the Plan of Arrangement and such Small Lot Shareholder shall be deemed to have disposed of his Canabrava Shares on the Effective Date. Due to administrative costs of effecting exchanges, if a Small Lot cash payment would be less than $10, such payment will not be made.**

**2. Delivery of Letters of Transmittal**

As soon as practicable after the Effective Date, the Depositary will forward to each registered holder of Canabrava Shares, who is not a Small Lot Shareholder, a letter of transmittal and instructions for obtaining delivery of certificates and, to each registered holder of Canabrava Shares, who is a Small Lot Shareholder, a letter of transmittal and instructions for obtaining cash for their Small Lots or alternatively how to elect to receive certificates representing shares in the capital of Superior Diamonds.

**3. Delivery of Certificates within 6 years.**

In order to receive share certificates pursuant to the Arrangement or, in the case of Small Lot Shareholders who have not elected to receive share certificates, the cash payment for their Small Lot, former Shareholders of Canabrava must deliver to the Depositary **within six (6) years of the Effective Date** (i) their Former Share Certificates; (ii) a duly completed letter of transmittal and (iii) such other documents as the Depositary may require.

Certificates for the SDX Consolidated Shares issuable to a former Shareholder or cash payable in the case of a Small Lot Shareholder who provides the appropriate documentation described above, will be registered in or paid to such name or names and will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Depositary of the required documents.

## CANCELLATION OF RIGHTS AFTER SIX YEARS

If a Canabrava Shareholder fails to deliver and surrender to the Depositary the Former Share Certificates together with a duly executed and completed letter of transmittal and other required documents, the certificates representing the SDX Consolidated Shares or, in the case of Small Lot Shareholder the cash payment for the Small Lot, to which the Shareholder would otherwise have been entitled, will be held by the Depositary for a maximum of six (6) years from the Effective Date.

**Upon the expiry of six (6) years from the Effective Date, each such Former Share Certificate shall cease to represent a right or claim of any kind or nature and the right of such holder of Canabrava Shares to receive SDX Consolidated Shares** or, in the case of Small Lot Shareholder the cash payment for the Small Lot, **shall be deemed to be surrendered to Superior Diamonds together with all dividends or distributions thereon declared or held for such holder**.

## FRACTIONAL SHARES

No fractional SDX Consolidated Shares will be issued to Canabrava Shareholders. No cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded to the nearest whole number with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

The foregoing information is a summary only. For full details of procedures, see Article 5 "Certificates and Documentation" of the Plan of Arrangement attached as Schedule "E".

## CONVERTIBLE CANABRAVA SECURITIES

Canabrava Warrants

By their terms, all of the outstanding Canabrava Warrants provide that, in the event of a reorganization of the authorized capital by way of merger or arrangement, the Canabrava Warrants shall entitle the holders to acquire, for the same aggregate price, the shares that the warrant holder would have received under the merger or arrangement had such holder exercised the Canabrava Warrants prior to completion of the

merger or arrangement so that the rights evidenced by the Canabrava Warrants shall thereafter be as reasonably as possible equivalent to those originally granted. The Arrangement involves the exchange of one (1) SDX Share for every two and one-half (2.5) Canabrava Shares, followed by the SDX Consolidation on a one (1) for two (2) basis. Accordingly, each Canabrava Warrant, on completion of the Business Combination, shall continue in effect and entitle the holder to acquire one (1) SDX Consolidated Share for every five (5) Canabrava Shares which the holder was entitled to acquire prior to the Business Combination upon payment of five times the exercise price under the relevant Canabrava Warrant. Canabrava Warrants that are warrants to acquire "flow-through shares" (as defined in subsection 66(15) of the *Income Tax Act* of Canada) of Canabrava will become warrants to acquire such "flow-through shares" of Superior Diamonds, with the adjustments just described.

The following table sets out the current outstanding Canabrava Warrants and the resulting warrants of SDX issuable to Canabrava warrantholders after completion of the Business Combination.

| Description of Canabrava Warrants | No. of Canabrava Warrants | Current Exercise Price | Resulting No. of Superior Diamonds Warrants, post Consolidation | Resulting Exercise Price | Expiry Date |
|---|---|---|---|---|---|
| Series A | 3,000,000 | $0.30 | 600,000 | $1.50 | December 27, 2003 |
| Series B | 500,000 | $2.25 | 100,000 | $11.25 | April 8, 2004 |
| Series C | 405,000 | $0.30 | 81,000 | $1.50 | December 29, 2003 |
| Series D | 1,376,000 | $0.30 | 275,200 | $1.50 | December 28, 2003 |
| Series E | 575,000 | $0.50 | 115,000 | $2.50 | February 20, 2004 |
| | 1,225,000 | $0.30 | 245,000 | $1.50 | February 20, 2004 |
| Series F | 687,500 | $0.50<br>$0.75 | 137,500 | $2.50<br>$3.75 | March 4, 2003<br>March 4, 2004 |
| Series H | 1,391,111 | $0.30 | 278,222 | $1.50 | December 31, 2003 |
| | 278,222 | $0.21 | 55,644 | $1.05 | December 31, 2003 |
| Series I | 703,125 | $0.24 | 140,625 | $1.20 | April 9, 2004 |
| TOTAL [1] | 10,140,958 | | 2,028,191 | | |

Canabrava Options

All outstanding Canabrava options will be cancelled on or before the Effective Date.

See "Canabrava Diamond Corporation – Options and Other Rights to Purchase Shares" in this Information Circular.

## FEES AND EXPENSES

Each Company will pay all of its own reasonable costs, fees and expenses incurred in connection with the Business Combination, subject to the provisions of the Business Combination Agreement in respect of the Break Fee Payment.

## EFFECTIVE DATE OF BUSINESS COMBINATION

If: (1) the Canabrava Arrangement Resolution, the Superior Diamonds Business Combination Resolution and the SDX Consolidation are approved by the applicable Shareholders; (2) the Final Order of the Court

is obtained approving the Arrangement; (3) the required TSXV approvals are obtained to the Business Combination, the SDX Consolidation and to the listing of the additional SDX Consolidated Shares on the TSXV; (4) every requirement of the Company Act relating to the Arrangement has been complied with; (5) the SDX Consolidation will occur immediately upon completion of the Arrangement; and (6) all other conditions disclosed under "Business Combination Agreement – Conditions to the Business Combination Becoming Effective" are met or waived, the Business Combination will become effective on the Effective Date.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached as Schedule "E", and incorporated by reference into this Information Circular. See also "Business Combination Agreement" below.

Notwithstanding receipt of the above approvals, the directors of either Company may abandon the Business Combination (in which case the SDX Consolidation will also not proceed) without further approval from their respective Shareholders.

## BUSINESS COMBINATION AGREEMENT

The Arrangement of Canabrava, which will be carried out pursuant to the Company Act, will be effected in accordance with the Business Combination Agreement. The steps of the Business Combination, as set out in the Business Combination Agreement, are summarized under "The Business Combination" herein.

The general description of the Business Combination Agreement which follows is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is available for review by Shareholders, at the head office of the respective Companies as shown on the applicable Notice of Meeting, during normal business hours prior to the Meetings.

### GENERAL

The Companies entered into the Business Combination Agreement which includes the Plan of Arrangement. The Plan of Arrangement is reproduced as Schedule "E" to this Information Circular.

In the Business Combination Agreement, the Companies provide representations and warranties to one another regarding certain customary commercial matters, including corporate, legal and other matters, relating to their respective affairs.

Under the Business Combination Agreement, Canabrava has agreed to seek the approval of its Shareholders to the Arrangement. Under the Company Act, Canabrava must obtain the requisite approvals of its Shareholders by Special Resolution. Canabrava has agreed to use all reasonable commercial efforts to obtain all necessary Shareholder and regulatory approvals, including the approvals of the Court, to the Arrangement. Superior Diamonds is not being arranged and is not required to obtain shareholder approval of the Business Combination. Superior Diamonds has however decided to seek its Shareholders' approval of the Business Combination given the significance of the transaction.

Until the Effective Date, the Companies have each agreed, among other things, to conduct their respective businesses in the ordinary course, consistent with existing practice, and not to incur any obligation, expenditures or liability, other than those relating to the maintenance of their corporate existence, the Business Combination and the Meetings, except with the written consent of the other parties.

### TERMINATION

The Business Combination Agreement may be terminated at any time prior to the Effective Date, in the circumstances specified in the Business Combination Agreement, including: (a) by unanimous agreement;

(b) automatically if the Final Order has not been obtained prior to the Termination Date, unless extended by agreement by the parties; (c) by either Company if the requisite Shareholder approvals of the Business Combination is not received at the Meetings; (d) by either Company in respect of its participation in the event of any material adverse change in the other Company including if notices of dissent in respect of Canabrava in excess of 2% of the outstanding shares are received; and (e) if the conditions precedent are not met or waived by the Termination Date.

## CONDITIONS TO THE BUSINESS COMBINATION BECOMING EFFECTIVE

The respective obligations of the Companies to complete the transactions contemplated by the Business Combination Agreement are subject to the satisfaction, on or before the Effective Date, of a number of conditions precedent, certain of which may only be waived in accordance with the Business Combination Agreement. The conditions precedent are as follows:

(a) the Arrangement shall have been approved and adopted by Canabrava Shareholders at the Canabrava Meeting in accordance with the terms of the Interim Order and the Business Combination and SDX Consolidation shall have been approved by SDX Shareholders at the Superior Diamonds Meeting;

(b) the Interim Order (obtained) and Final Order shall have been obtained from the Court on terms acceptable to each of the parties and shall not have been set aside or modified in a manner unacceptable to any of the parties, on appeal or otherwise;

(c) the TSXV shall have accepted the Business Combination and shall have conditionally approved the listing thereon of the additional SDX Consolidated Shares, subject to compliance with the usual requirements of the TSXV;

(d) the Arrangement will not proceed unless the SDX Consolidation of all SDX Shares, including the SDX Shares exchangeable for Canabrava Shares pursuant to the Arrangement, will occur immediately following the Arrangement;

(e) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, necessary or desirable for the completion of the transactions provided for in the Business Combination Agreement and the Business Combination including the SDX Consolidation shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(f) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Business Combination Agreement or the Business Combination;

(g) none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto, acting reasonably;

(h) the issue of the SDX Consolidated Shares pursuant to the Business Combination will have been approved by all necessary corporate action to permit such Shares to be issued as fully paid and non-assessable and will be exempt from the registration requirements of the 1933 Act, and the registration and prospectus requirements of applicable securities laws in British Columbia and in each of the provinces and territories of Canada in which holders of Canabrava Shares are resident;

(i) dissent rights shall not have been exercised prior to the Effective Date by holders of Canabrava Shares representing 2% or more of the Canabrava Shares outstanding at such time;

(j) no adverse material change shall have occurred in the business, affairs, financial condition or operations of the Companies which would have a material adverse affect on the business, assets, financial condition or results of operations of either Company and its or their subsidiaries, if any, taken as a whole (including changes that may arise in connection with the consolidation of financial statements to give effect to the Business Combination);

(k) opinions as to the fairness of the terms of the Business Combination from a financial point of view to the securityholders of the Companies shall have been delivered prior to the date of mailing of the Information Circular (which opinions have been received), and such opinions shall be with content and in form acceptable to the boards of directors of each of the Companies and shall not have been withdrawn prior to the Effective Date;

(l) the representations and warranties of the other party as set out in the Business Combination Agreement shall be true and correct on and as of the Effective Date as if they were made on and as of such date, except as affected by transactions contemplated or permitted by the said Agreement and except for any failures or breaches of representations or warranties which would not have a material adverse affect on the business, assets, financial condition or results of operations of the other party and its subsidiaries, if any, taken as a whole;

(m) each of the Companies shall have received confirmations of the advice of tax counsel as to the Canadian tax consequences of the Business Combination as described in the Information Circular (which confirmations have been received);

(n) the Business Combination shall have been approved by the respective boards of directors of each of the Companies (which approvals have been received);

(o) each of the Companies will have completed their respective due diligence reviews in connection with the transactions contemplated hereby; and

(p) this Agreement shall not have been previously terminated.

The obligation of each party to complete the Business Combination is subject to the further condition that the covenants of the other parties shall have been duly performed.

**BREAK FEE PAYMENT**

If a Company (the "**Non-Completing Party**") does not complete the Business Combination because it accepts an unsolicited Competing Proposal, or as a result of the other Company terminating the Business Combination Agreement because of a breach by the Non-Completing Party in any material respect of any material obligation, representation or warranty under the Business Combination Agreement, the Non-Completing Party is required to pay, within ten business days of termination of the Business Combination Agreement, a break fee of $15,000 (the "**Break Fee**") to the other Company. The Companies have agreed that the Break Fee is a reasonable payment in such event. Failure of either Company to obtain the approval of its Shareholders or the exercise of dissent rights by Canabrava's shareholders or failure to obtain the approval of applicable regulatory authorities, the Court or other third parties to the Business Combination after having taken all reasonable steps to attempt to obtain same will not constitute a breach of the Business Combination Agreement.

**AMENDMENT**

At any time before the Effective Date, the Business Combination Agreement and the Arrangement may be amended by written agreement of the parties without, subject to applicable law, further notice to or

authorization on the part of Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties;

(b) waive any inaccuracies or modify any representation contained therein or any document to be delivered pursuant to the Business Combination Agreement; or

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties;

but, notwithstanding the foregoing, certain terms of the Arrangement and the Business Combination Agreement including required Court, regulatory and Canabrava Shareholder approval shall not be amended in any material respect without obtaining any required approval of the Canabrava Shareholders in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

## CANABRAVA SHAREHOLDERS' RIGHTS OF DISSENT TO THE ARRANGEMENT

The Interim Order provides that Canabrava Shareholders shall be granted rights of dissent with respect to the Arrangement on the same terms as set out in Section 207 of the Company Act (the "**Dissent Right**").

The following summary of procedures is qualified in its entirety by reference to Section 207 of the Company Act in respect of the Canabrava Arrangement Resolution. A copy of Section 207 of the Company Act is attached as Schedule "H" to this Information Circular. A registered holder intending to exercise his right of dissent and appraisal should carefully comply with the provisions of these sections. Failure to comply with the provisions of these sections and to adhere to the strict procedures established therein may result in the loss of all rights thereunder.

A Canabrava Shareholder wishing to exercise the Dissent Right in respect of the Arrangement (a "**Dissenting Shareholder**") must give written notice of dissent (a "**Notice of Dissent**") to Canabrava by delivering it to or mailing it by registered mail to:

> **Canabrava's registered office: Attention: Corporate Secretary, Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6.**

The Notice of Dissent must be received at the above office on or before 9:00 a.m. (Vancouver time) on November 14, 2003.

To be valid, a Notice of Dissent must:

(a) state that the Shareholder is exercising the Dissent Right; and

(b) specify the number of Canabrava Shares in respect of which the Dissenting Shareholder is exercising the Dissent Right.

Any notice required to be given by Canabrava in connection with the exercise of the Dissent Right will be deemed to have been given and received, if delivered, on the day of delivery, or, if mailed, on the earlier of the date of receipt and the second business day after the day of mailing, or, if sent by telecopier or sent by other similar form of transmission, the first business day after the date of transmittal.

Upon receipt of a valid Notice of Dissent from a Dissenting Shareholder, Canabrava, if proceeding with the Arrangement, will give the Dissenting Shareholder a notice of intention to act in respect of the matter or matters to which the Dissenting Shareholder has dissented (the "**Notice of Intention to Act**"). On receiving the Notice of Intention to Act, the Dissenting Shareholder is entitled to require Canabrava to

purchase all of the Dissenting Shareholders' Canabrava Shares in respect of which the Notice of Dissent was given. To do so, the Dissenting Shareholder must exercise his Dissent Right by delivering, within 14 days after receipt of the Notice of Intention to Act, to the registered office, a notice that the Dissenting Shareholder requires Canabrava to purchase all of his Canabrava Shares referred to in his Notice of Dissent, together with certificates representing those shares.

The giving of a Notice of Dissent does not deprive a Registered Holder of the right to vote at the Canabrava Meeting. A vote against the Canabrava Arrangement Resolution or the execution or exercise of a proxy does not constitute a Notice of Dissent.

A Registered Holder of Canabrava Shares is not entitled to exercise a Dissent Right with respect to such Shares if such Registered Holder votes (or instructs or is deemed, by submission of any complete proxy, to have instructed an appointed proxyholder to vote) in favour of the Canabrava Arrangement Resolution. A Dissenting Shareholder however may vote as a proxyholder for a Registered Holder of Canabrava Shares whose proxy required an affirmative vote, without affecting his right to exercise the Dissent Right.

The price to be paid to a Dissenting Shareholder, who has complied with the Dissent Procedures (as described in the Plan of Arrangement - see Schedule "E") will be the fair value of the Canabrava Shares in respect of which the Dissent Right was exercised, as of the day before the date on which the Canabrava Arrangement Resolution was passed.

If the Arrangement becomes effective and Notices of Dissent are received by Canabrava, Superior Diamonds will determine the fair value of the Canabrava Shares and make a written offer to pay the appropriate amount to a Dissenting Shareholder. If such offer is not made or accepted within 30 days after the Effective Date, Superior Diamonds or a Dissenting Shareholder who properly exercises the Dissent Right, may apply to the Court to fix the fair value of such shares. On any such application to the Court,

(a) all Dissenting Shareholders whose Canabrava Shares have not been purchased by Superior Diamonds may be joined as parties and will be bound by the decision of the Court; and

(b) Superior Diamonds will notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholders' right to be heard in person or by counsel before the Court.

On any such application to the Court, the Court will fix a fair value for the Canabrava Shares.

A Dissenting Shareholder who properly exercises the Dissent Right by strictly complying with all of the Dissent Procedures required to be complied with by a Dissenting Shareholder, will:

(a) be bound by the provisions of Article Three of the Plan of Arrangement;

(b) be deemed not to have participated in the Arrangement; and

(c) cease to have any rights as a Canabrava Shareholder other than the right to be paid by Superior Diamonds, the value of the applicable securities he holds in accordance with the Dissent Procedures.

A Dissenting Shareholder who seeks to exercise the Dissent Right but:

(a) for any reason does not properly fulfil each of the Dissent Procedures required to be completed by a Dissenting Shareholder; or

(b) subsequent to giving his Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will be issued such securities as he is entitled to receive under the Plan of Arrangement. **Dissenting Shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Right.**

## CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

**THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY CANABRAVA SECURITYHOLDERS. ACCORDINGLY, CANABRAVA SECURITYHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE CANADIAN INCOME TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND ANY EXERCISE BY THEM OF DISSENT RIGHTS. AN ADVANCED INCOME TAX RULING WILL NOT BE REQUESTED FROM THE CANADA CUSTOMS AND REVENUE AGENCY IN CONNECTION WITH THE BUSINESS COMBINATION.**

In the opinion of Thorsteinssons, special tax counsel to the Companies, the following general summary fairly describes the principal Canadian federal income tax consequences of the proposed reorganization of Canabrava and the exercise of Dissent Rights as described herein. Except where expressly noted, the application of this commentary is limited to those Canadian resident Shareholders of Canabrava who are individuals and whose shares or warrants of Canabrava constitute "capital property" for the purposes of the *Income Tax Act* of Canada (the "**ITA**").

The income tax consequences will not be the same for all shareholders but may vary depending on a number of factors, including, but not limited to, the jurisdiction of residence of the Shareholder, whether or not the shares or warrants held by the person will in fact constitute capital property to them and the availability of losses for carry-forward to the Shareholder.

This summary is based upon the current provisions of the ITA, the regulations thereunder in force on the date hereof (the "**Regulations**"), counsel's understanding of the current administrative and assessing policies of Canada Customs and Revenue Agency and all specific proposals to amend the ITA and Regulations (the "**Tax Proposals**") publicly announced by the Minister of Finance of Canada prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. If any Tax Proposals are not enacted as presently proposed or other relevant amendments to the ITA or Regulations come into force, the tax consequences may not be as described below in all cases.

The Canabrava Shares and Canabrava Warrants will generally constitute "capital property" to a holder thereof unless the Shareholder or warrant holder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such shares or warrants. Certain Shareholders resident in Canada, and whose Canabrava Shares might not otherwise qualify as "capital property", may be entitled to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the ITA. **Any person contemplating making a subsection 39(4) election should first consult his tax advisors as the making of such election will affect the income tax treatment of his disposition of other Canadian securities.**

If the shares or warrants do not constitute capital property to the holder thereof, the tax consequences discussed below may not apply to that person.

*Share Exchange in the Business Combination*

Under the ITA, a holder of Canabrava Shares (the "**Exchanged Shares**") who exchanges such Exchanged Shares for SDX Shares, who does not make an joint election under subsection 85(1) of the ITA, as described below, and who does not in his return of income for the taxation year in which the exchange occurs, include in his income any portion of the gain or loss otherwise determined as a result of this share exchange, will, pursuant to subsection 85.1(1) of the ITA, be deemed to have disposed of his Exchanged Shares for proceeds of disposition equal to the adjusted cost base to the holder of such Exchanged Shares. The cost of the SDX Shares received in such circumstances will be equal to such adjusted cost base of the Exchanged Shares. As a result, no gain or loss will arise on the exchange to these holders.

However, this income tax consequence will not apply to any holder of Exchanged Shares who: (i) immediately before the exchange does not deal with Superior Diamonds at arm's-length under the ITA, or (ii) who either alone or together with persons with whom the holder does not deal at arm's-length either controlled Canabrava or owned Canabrava Shares having a fair market value of more than 50% of all the outstanding Canabrava Shares, immediately after the exchange. A person to whom either of these circumstances applies may wish to effect his share exchange pursuant to subsection 85(1) of the ITA.

Superior Diamonds will agree to give each holder of Exchanged Shares who exchanges such shares for SDX Shares pursuant to the Business Combination the option of electing to effect the share exchange under subsection 85(1) of the ITA for proceeds of disposition equal to any amount jointly chosen (the "**Elected Amount**") by such holder and Superior Diamonds, which is typically an amount between the adjusted cost base of such shares to the transferor and the fair market value of such shares. However, under subsection 85(1) of the ITA, a holder of Exchanged Shares and Superior Diamonds will be precluded from jointly electing an amount in respect of Exchanged Shares that exceeds the fair market value of such shares at the time of their exchange.

The Elected Amount in an election under subsection 85(1) of the ITA will be the holder's proceeds of disposition of the Exchanged Shares for the purposes of calculating any gain or loss realized by the holder under the ITA arising on the exchange. The cost of the SDX Shares received on the exchange will be equal to such Elected Amount.

A disposition of Exchanged Shares held as capital property will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such shares to the holder of the Exchanged Shares. One half of such capital gain will be included in income. Generally a capital loss that is not deductible in the particular year if realization may be carried back three years or carried forward indefinitely for deduction against capital gains realized by the shareholder in those years.

Superior Diamonds has agreed to make a joint subsection 85(1) election with any holders of Exchanged Shares who advise Superior Diamonds in writing within 90 days of completing the Business Combination of their desire to file such an election. Any holder of Exchanged Shares who elects to utilize subsection 85(1) of the ITA in respect of their exchange of Exchanged Shares for SDX Shares pursuant to the Business Combination must ensure that the appropriate joint election forms (Form T2057) is completed and filed with the Canada Customs and Revenue Agency. **Therefore, it is imperative that Superior Diamonds be advised in writing within 90 days of completing the Business Combination in order that the appropriate subsection 85(1) election forms can be prepared and completed by both Superior Diamonds and the electing holder of the Exchanged Shares and filed on a timely basis. However, the filing of such election forms with the Canada Customs and Revenue Agency shall ultimately be the sole responsibility of the holder of the Exchanged Shares who elects to utilize the provisions of subsection 85(1).**

Holders of Exchanged Shares will generally not be detrimentally affected, and may be beneficially affected, by electing to complete the exchange of their Exchanged Shares for SDX Shares under subsection 85(1) as opposed to subsection 85.1(1) of the ITA. **Each Shareholder is advised to consult with his own tax advisor for guidance with respect to this matter.**

On the consolidation step of the business combination, whereby SDX Shares are consolidated into SDX Consolidated shares, the holder of SDX shares will not realize any gain or loss. The adjusted cost base of the SDX Shares to the holder will become the cost to the holder of the SDX Consolidated Shares.

*Warrantholders*

Holders of Canabrava Warrants (the "**Exchanged Warrants**") who receive Superior Diamonds warrants pursuant to the Business Combination will dispose of their Exchanged Warrants for proceeds equal to the fair market value of the Superior Diamonds warrants received on the exchange. A disposition of Exchanged Warrants held as capital property will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition, exceed (or are exceeded by) the adjusted cost base of such Exchanged Warrants to the holder. The adjusted cost base of an Exchanged Warrants that is a warrant to acquire a "flow-through shares" (as defined in subsection 66(15) of the ITA) is typically nil. One half of such capital gain will be included in income. Generally a capital loss that is not deductible in the particular year it is realized may be carried back three years or carried forward indefinitely for deduction against net capital gains realized by the shareholder in those years.

It is intended that Superior Diamonds Warrants issued in exchange for Exchanged Warrants will have a fair market value equal to the fair market value of the Exchanged Warrants at the time of the exchange.

***Dissenting Shareholders and Small Lot Shareholders***

The consequences under the ITA to Canabrava Shareholders who: (i) dissent from the Arrangement and receive cash for their Canabrava Shares as described under "Rights of Dissent to the Arrangement" or (ii) are Small Lot Shareholders who receive cash for their Canabrava Shares as described under "Principal Steps of the Business Combination", are discussed below.

Receipt by a Dissenting Shareholder, or a Small Lot Shareholder, of a cash payment from Superior Diamonds equal to the fair value (excluding interest) of the Canabrava Shares in respect of which the cash is paid may be treated as proceeds of disposition of such Shares. To the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such Dissenting Shareholder's or Small Lot Shareholder's Canabrava Shares, the Dissenting Shareholder or Small Lot Shareholder will be regarded as having realized a capital gain (or capital loss) equal to the amount of such difference. One-half of the capital gain realized is included in income for the year in which the gain arises.

A Dissenting Shareholder, or a Small Lot Shareholder, who is a non-resident of Canada will generally not be subject to tax under the ITA in respect of any capital gain realized by such person in respect of the Canabrava Shares disposed of, unless such shares constitute or are deemed to constitute "taxable Canadian property" and such person is not entitled to relief pursuant to an applicable tax treaty. The Canabrava Shares will generally be taxable Canadian property to such person if: (i) the person used such shares in carrying on business in Canada, or (ii) at any time during the 60-month period that ends at the time of disposition 25% or more of the issued shares of Canabrava belonged to such person, other persons with whom such person did not deal at arm's-length, or any combination thereof.

A Dissenting Shareholder or Small Lot Shareholder who does not reside in Canada, and for whom shares in respect of which cash is received would constitute taxable Canadian property, should consider the availability of any relief under an applicable tax treaty and consult their tax advisors in this regard.

The receipt by a Dissenting Shareholder of a cash payment equal to the fair market value of his Canabrava Shares from Canabrava would generally be treated as a dividend to a holder of such shares to the extent that such payment exceeds the tax paid-up capital of such shares. (Such excess may possibly be treated as proceeds of disposition pursuant to subsection 55(2) of the ITA in the case of certain Canadian resident corporate shareholders.) The balance of the fair value paid (i.e., the amount equal to the tax paid-up capital of the Canabrava shares) would be treated as proceeds of disposition of the Canabrava Shares for determining a capital gain or capital loss. Consequently, such Shareholders would realize a capital gain (capital loss) to the extent that such proceeds of disposition exceed (or are exceeded by) the Shareholder's adjusted cost base of the shares.

A non-resident Dissenting Shareholder will be subject to Canadian withholding tax at a general rate of 25% (subject to reduction by an applicable tax treaty) in respect of any such deemed dividend. For individuals resident in the United States within the meaning of the income tax treaty between Canada and the United States, the rate of withholding on such deemed dividends will generally be reduced to 15%.

***Characterization of Shares Received***

The characterization of the SDX Consolidated Shares as capital property or as inventory to any particular Shareholder will be determined according to the rules ordinarily applicable to the characterization of shares of a corporation.

Generally, the disposition of SDX Consolidated Shares held as capital property will result in a taxable capital gain (or an allowable capital loss) equal to one-half of the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such shares to the holder. The disposition of SDX Consolidated Shares that are not held as capital property will result in an income gain (or loss). That full amount of any such income gain will be included in computing such holder's income.

***Dividends***

Any dividends received by a Shareholder on SDX Consolidated Shares will be dividends from a taxable Canadian corporation. Accordingly, where such a dividend is received by an individual resident in Canada, the individual will be required to gross-up the dividend by one-quarter of the dividend, but will be entitled to claim a federal dividend tax credit equal to 16⅔% of the dividend. Where the dividend is received by a corporation resident in Canada, the dividend will normally be free of tax under Part I of the ITA, but may be subject to a refundable 33.33% tax under Part IV of the ITA.

***Interest on Funds Borrowed to Acquire Shares***

A reasonable amount of interest paid or payable by a Shareholder on money previously borrowed to acquire Canabrava Shares will continue to be deductible in computing the Shareholder's income for purposes of the ITA following the Business Combination so long as the Shareholder continues to own the SDX Consolidated Shares ultimately exchanged for the Canabrava Shares in the Business Combination.

***Minimum Tax on Individuals***

The ITA provides for an alternative minimum income tax applicable to individuals (including certain trusts and estates) resident in Canada, which is computed by reference to an adjusted taxable income amount under which certain items are not deductible or exempt. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years. However, this carry forward amount will only be creditable in a particular year to the extent that the individual's tax payable for the year, calculated without reference to the minimum tax provisions, exceeds tax payable under the minimum tax provisions for the year.

## U.S. TAX CONSEQUENCES

Canabrava has not undertaken any analysis of the United States income tax consequences applicable to United States shareholders of Canabrava resulting from the Arrangement. Accordingly, no discussion of the United States income tax consequences is presented in this Information Circular. In particular, Canabrava has not determined: (i) whether the Arrangement will qualify as a reorganization under Sections 367 and 368 of the Internal Revenue Code (the "Code"); (ii) whether Superior Diamonds is or will be a passive foreign investment company under the Code Sections 1291-1297; and (iii) whether Superior Diamonds is or will be a controlled foreign corporation as defined in Code Section 957(a).

The Arrangement may or may not result in taxable gain to United States shareholders of Canabrava. Accordingly, United States shareholders of Canabrava should consult their own tax advisors about the United States federal, state and local tax consequences of the Arrangement.

## SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

### CANADIAN SECURITIES LAWS AND RESALE OF SECURITIES

Canabrava is a "reporting issuer" (i.e. "public company") in the Provinces of British Columbia, Alberta, Québec and Ontario. Superior Diamonds is a "reporting issuer" in the Provinces of British Columbia and Alberta. The Canabrava Shares and SDX Shares are currently listed on the TSXV.

Upon completion of the Business Combination, Superior Diamonds will be a reporting issuer in British Columbia, Alberta, Ontario and Québec.

Provinces and Territories Except Québec

The issuance of SDX Consolidated Shares pursuant to the Business Combination will constitute distributions of securities which are exempt from the registration and prospectus requirements of Canadian securities legislation. The SDX Consolidated Shares may be resold in each of the provinces and territories of Canada, except Québec (see "Québec Exemption Application" below), without significant restriction, provided the issuer has been a reporting issuer (which is the case for Superior Diamonds) in a qualifying jurisdiction such as British Columbia for more than 12 months, the holder is not a 'control person' as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

### QUÉBEC EXEMPTION APPLICATION

An application will be made forthwith after the date of this Information Circular to the QSC for an order under section 50 of the *Securities Act* (Québec) for an exemption from prospectus requirements in connection with the issuances of Superior Diamonds Securities. If such an order is granted by the QSC, Québec-resident Canabrava Shareholders are expected to have no restrictions upon the resale of the SDX Consolidated Shares.

### U.S. SECURITIES LAWS AND RESALE OF SECURITIES

**THE SDX CONSOLIDATED SHARES AND SUPERIOR DIAMONDS WARRANTS TO BE EXCHANGED IN CONNECTION WITH THE BUSINESS COMBINATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE**

**UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.**

***Status Under U.S. Securities Laws***

Each of Superior Diamonds and Canabrava is a "foreign private issuer" under the Exchange Act but, is not registered under that Act and, therefore, not subject to the information requirements of the Exchange Act. Upon completion of the Business Combination Superior Diamonds will continue to be a "foreign private issuer" and will not be registered under the Exchange Act. Superior Diamonds management believes that there is currently only a limited trading market for SDX Shares in the United States.

***Issuance and Resale of SDX Consolidated Shares Under U.S. Securities Laws***

The issuance of the SDX Consolidated Shares and the subsequent resale of the SDX Consolidated Shares held by persons in or subject to the securities laws of the United States ("**U.S. Securityholders**") will be subject to U.S. securities laws, including the U.S. Securities Act. The following discussion is a general overview of certain requirements of U.S. securities laws applicable to U.S. Securityholders. **All U.S. Securityholders are urged to consult with legal counsel to ensure that the resale of SDX Consolidated Shares issued to them under the Business Combination complies with applicable securities legislation.**

The following discussion does not address the Canadian securities laws that will apply to the issue of the SDX Consolidated Shares or the resale of the SDX Consolidated Shares by U.S. Securityholders within Canada. U.S. Securityholders reselling their SDX Consolidated Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

***Under United States Law***

The issuance by Superior Diamonds at the Effective Date of SDX Consolidated Shares pursuant to the Arrangement will not be registered under the U.S. Securities Act and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act.

SDX Consolidated Shares received by a holder who will be an "affiliate" of Superior Diamonds after the Arrangement or is an "affiliate" of Superior Diamonds or Canabrava prior to the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. As defined in Rule 144 under the U. S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

Persons who are not affiliates of Superior Diamonds or Canabrava prior to the Arrangement and who will not be affiliates of Superior Diamonds after the Arrangement may resell their SDX Consolidated Shares in the United States without restriction under the U.S. Securities Act.

Persons who will be an affiliate of Superior Diamonds after the Arrangement and persons who are an affiliate of either Superior Diamonds or Canabrava prior to the Arrangement may not resell their SDX Consolidated Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemption contained in Rule 145(d) under the U.S. Securities Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the U.S. Securities Act.

Rule 145(d): In general, under Rule 145(d) as currently in effect, persons who will be an affiliate of Superior Diamonds after the Arrangement and persons who are affiliates of either Superior Diamonds or

Canabrava prior to the Arrangement will be entitled to resell in the United States during any three-month period that number of SDX Consolidated Shares that does not exceed the greater of, one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to certain restrictions on manner of sale, aggregation rules and the availability of public information about Superior Diamonds. Former affiliates of Superior Diamonds or Canabrava who are not affiliates of Superior Diamonds and who hold their SDX Consolidated Shares for a period of one year after the Arrangement, may resell their SDX Consolidated Shares in the United States without regard to the volume and manner of sale limitations set forth in the preceding sentence, subject to the availability of certain public information about Superior Diamonds. Former affiliates of Superior Diamonds or Canabrava who hold their SDX Consolidated Shares for a period of two years after the Arrangement may freely resell such SDX Consolidated Shares in the United States provided that such persons have not been an affiliate of Superior Diamonds during the three-month period preceding the resale.

Regulation S: Subject to certain limitations, all holders of SDX Consolidated Shares may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Generally, subject to certain limitations, holders of SDX Consolidated Shares following the Arrangement who are not affiliates of Superior Diamonds or who are affiliates of Superior Diamonds solely by virtue of their status as an officer or director of Superior Diamonds may, under the securities laws of the United States, resell their SDX Consolidated Shares in an "offshore transaction" (which would include a sale through the TSX Venture) if neither the seller nor any person acting on the seller's behalf engages in "directed selling efforts" in the United States and, in the case of a sale of SDX Consolidated Shares by an officer or director who is an affiliate of Superior Diamonds solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Certain significant and additional restrictions are applicable to a holder of SDX Consolidated Shares who will be an affiliate of Superior Diamonds other than by virtue of his or her status as an officer or director of Superior Diamonds.

The SDX Consolidated Shares issuable upon exercise of outstanding Canabrava Warrants and other rights to acquire SDX Consolidated Shares pursuant to the Arrangement have not been registered under the U.S. Securities Act. As a result, these Canabrava Warrants and other rights may not be exercised by or on behalf of a person in the United States, and the SDX Consolidated Shares issuable upon exercise thereof may not be offered or sold in the United States, unless such SDX Consolidated Shares have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the SDX Consolidated Shares received upon completion of the Arrangement and receivable upon exercise of any Canabrava Warrants following the Arrangement. **All holders of SDX Consolidated Shares are urged to consult with counsel to ensure that the resale of their SDX Consolidated Shares complies with applicable securities legislation.**

***Proxy Solicitation Requirements***

The solicitation of proxies pursuant to the Information Circular is not subject to the requirements of section 14(a) of the Exchange Act, accordingly, this Information Circular has been prepared in accordance with the disclosure requirements of Canadian securities law. Such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the Exchange Act. The financial statements of Canabrava included herein have been prepared in accordance with Canadian GAAP, are subject to Canadian auditing and auditor

independence standards, and may not be comparable in all respects to financial statements of United States companies.

## SDX SHAREHOLDER APPROVAL OF SDX CONSOLIDATION RESOLUTION

The SDX Shareholders at the Superior Diamonds Meeting will be asked to consider and, if thought advisable, adopt the SDX Consolidation Resolution whereby all of Superior Diamonds' issued and outstanding common shares will be consolidated on a one (1) for two (2) basis.. The SDX Consolidation Resolution must be approved by not less than two-thirds of the votes cast by the SDX Shareholders present in person or by proxy at the Superior Diamonds Meeting. No fractional common shares of Superior Diamonds shall be issued in connection with the SDX Consolidation and in the event that the resultant number of shares held by any shareholder is not a whole number, then the number of common shares to be received by a Shareholder shall be rounded up or down to the nearest whole number of common shares. Any outstanding warrants and options of Superior Diamonds (including warrants exchanged for Canabrava Warrants pursuant to the Arrangement) will be consolidated on the same basis as described above.

The SDX Consolidation will not occur except as part of the Business Arrangement and the board of directors will, in its absolute discretion, be authorized to determine whether or not to proceed with the SDX Consolidation . See Schedule "A3" for the text of the Special Resolution approving the SDX Consolidation.

## SDX SHAREHOLDER APPROVAL OF SDX AUTHORIZED CAPITAL RESOLUTION

The SDX Shareholders at the Superior Diamonds Meeting will be asked to consider and, if thought advisable, adopt the SDX Authorized Capital Resolution whereby Superior Diamonds' authorized capital will be increased to an unlimited number of common shares without nominal or par value. Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. The SDX Consolidation Resolution must be approved by not less than two-thirds of the votes cast by the SDX Shareholders present in person or by proxy at the Superior Diamonds Meeting.

The board of directors will, in its absolute discretion, be authorized to determine whether or not to proceed with the proposed increase of authorized capital, which increase is not dependent upon approval of the Business Combination. See Schedule "A3" for the text of the SDX Authorized Capital Resolution .

## SDX STOCK OPTION PLAN AMENDMENT

Shareholders of Superior Diamonds are being asked to approve an amendment of the 2002 stock option plan (the "**2002 Plan**") established by Superior Diamonds in 2002. The 2002 Plan authorizes the board of directors to grant stock options to the optionees on the following terms:

1. The number of shares subject to each option is determined by the board of directors provided that the 2002 Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

   (a) the number of shares reserved for issuance pursuant to stock options exceeding 20% of the issued shares of Superior Diamonds; or

   (b) the issuance, within a one year period, to insiders of Superior Diamonds of a number of shares exceeding 20%, or to one individual of a number exceeding 5%, or an aggregate number of option shares to any one consultant exceeding 2% of the issued shares of Superior Diamonds.

If Superior Diamonds becomes listed on Tier 1 of the TSXV, or on the TSX, the issued shares of Superior Diamonds must, for the purpose of calculating the above percentages, exclude shares issued pursuant to stock compensation plans over the preceding one year period. In addition, a consultant who provides investor relation services may receive options for those services and the 2% limit for consultants is replaced with the 5% limit applicable to individuals.

2. The aggregate number of shares which may be issued pursuant to options granted under the 2002 Plan, unless otherwise approved by Shareholders, may not exceed **4,526,233 (20%)** shares.

3. The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25% if Superior Diamonds is listed on Tier 2, TSXV or without any allowable discount if Superior Diamonds is listed on Tier 1, TSXV or on the TSX.

4. The options may be exercisable for a period of up to 5 years and will vest over an 18-month period while Superior Diamonds is listed on Tier 2, TSXV. The options may be exercisable for a period of up to 10 years if Superior Diamonds is listed on Tier 1, TSXV or on the TSX.

5. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2002 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.

6. On the occurrence of a takeover bid, issuer bid or going private transaction, the board of directors will have the right to accelerate the date on which any option becomes exercisable.

As the number of outstanding shares upon completion of the Business Combination will be increased to 24,013,324 SDX Consolidated Shares, Superior Diamonds wishes to amend the 2002 Plan to increase the number of shares issuable from 4,526,233 SDX Shares (20% of the issued capital at the time the Plan was adopted) to 4,802,664 SDX Consolidated Shares (20% of the issued capital, post Business Combination) The proposed amendment must also be approved by the TSXV and by the Shareholders of Superior Diamonds prior to becoming effective.

The affirmative vote of the holders of a majority of the outstanding common shares entitled to vote and represented in person or by proxy, excluding votes attaching to the Shares beneficially owned by insiders of Superior Diamonds to whom shares may be issued pursuant to the 2002 Plan and associates of such insiders, is required for the approval of the amendment to the 2002 Plan.

Accordingly SDX Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution, in substantially the form attached as Schedule "A4" hereof subject to such changes as may be required by counsel or Regulatory Authorities, approving the amendment to the 2002 Stock Option Plan, to take effect in the event of and subsequent to the closing of the Business Combination.

It is expected that, if the Stock Option Plan Amendment resolution is approved and the Business Combination is completed, the board of directors of Superior Diamonds will in due course grant options under the amended 2002 Plan as the Board deems fit in light of the overall compensation program and the relative efforts and contributions of the eligible participants under the amended 2002 Plan.

## CANABRAVA DIAMOND CORPORATION

***The following information is presented on a pre-Business Combination basis and is reflective of the current business, financial and share capital position of Canabrava. See "Superior Diamonds Inc." for current and pro forma business, financial and share capital information post-Business Combination.***

### NAME AND INCORPORATION

Canabrava was formed by the amalgamation of Signa Technologies Inc. and Vector Diamond Corporation under the Company Act (British Columbia) on November 1, 1994. Canabrava is a reporting issuer in British Columbia, Alberta, Ontario and Québec. Its registered and records office, corporate head office and principal place of business are: Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6. Canabrava is extra-provincially registered in Ontario, Nunavut and Québec.

### INTERCORPORATE RELATIONSHIPS

Canabrava has no subsidiaries. As at the date of this Information Circular, Southwestern Resources held an equity interest of 33.6% in Canabrava.

### GENERAL DEVELOPMENT OF THE BUSINESS – THREE YEAR HISTORY

Canabrava is a mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties with the potential to host diamonds. Canabrava has title or has applied for title to mineral properties in Canada covering approximately 265,000 hectares. Canabrava has financed its activities with the proceeds from share issues and through joint venture agreements.

Over the course of the past three years Canabrava has conducted its exploration activities in Brazil and Canada with its main focus now being in Canada.

In 2000, Canabrava entered into an agreement with Navigator Exploration Corporation to carry out diamond exploration on the Severn Joint Venture in Ontario.

During the course of 2000 Canabrava issued 6,294,118 common shares for net proceeds of $3,694,731 pursuant to three separate private placements. As a result of these transactions Southwestern Resources' interest in Canabrava was reduced from 54.7% to 45.6%.

In 2001 the Rio do Sono project in Brazil was abandoned and costs of $2,085,107 were written off.

In June 2001, SouthernEra Resources Ltd. withdrew from the agreement originally entered into in 1999 whereby it had the option to earn a 50% interest in the Canabrava Project in Brazil.

In November 2001, Canabrava and Majescor Resources Inc. ("Majescor") entered into an option agreement regarding the Mistassini Project in Quebec, whereby Canabrava can earn a 50% interest in the project by incurring $1,350,000 in exploration expenditures within three years, paying $25,000 and issuing 100,000 common shares to Majescor.

During the course of 2001, Canabrava issued 3,710,000 common shares for net proceeds of $965,777 pursuant to two separate private placements.

In 2002 Canabrava entered into an agreement with Diamonds North Resources Ltd. whereby Canabrava could have earned a 50% interest in the Hadley Bay project in Nunavut. Canabrava spent $1,316,864 on

the project in 2002, however decided to abandon the project in 2003 and wrote off all of the expenditures incurred.

During the past few years Canabrava has been gradually reducing its exploration concessions held in the Canabrava Project in Brazil to approximately 15% of its original land position. Therefore, approximately 85%, or $11,609,930, of the carrying value of the project was written off in 2002. The project and all of the remaining costs were completely written off in 2003. The remaining Canabrava property in Brazil was sold to Black Swan Resources Ltd. in July 2003 for US$225,000 payable in instalments with a 2% royalty on gross revenue from any diamond production and sale and a 1% royalty on an expanded survey area.

In 2002, Canabrava wrote off a portion of its Severn Joint Venture called the Frontier Project. Total amount of the write off was $937,369. The remaining portion of the Severn Joint Venture, known as the Kat Project, remained.

During 2002, Canabrava issued by way of four separate private placements, 11,155,146 common shares for net proceeds of $2,699,748.

At December 31, 2002 Canabrava had in place an unsecured promissory note payable to Southwestern Resources in the amount of $200,000, due September 16, 2003, which has subsequently been replaced with a note due to January 15, 2005, and bearing interest at a rate of 7% per annum.

See "Management Discussion and Analysis" for further discussion of Canabrava's significant investments. See "Superior Diamonds Inc." for information on the business to be conducted by Superior Diamonds upon completion of the Business Combination.

## SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable Canadian securities legislation save for pursuant to this Business Combination. Details of the Business Combination are provided under "The Business Combination". Upon completion of the Business Combination, Canabrava will be a wholly-owned subsidiary of Superior Diamonds. Management believes that the Business Combination will be advantageous to Canabrava as the combined operations of Superior Diamonds and Canabrava post-Business Combination should result in a stronger company for the reasons given under the heading "Business Combination - Recommendations of the Directors". Shareholders are invited to review the Superior Diamonds Pro Forma Financial Statements attached as Schedule "D" hereto and the disclosure relating to Superior Diamonds. See "Business Combination – Fairness Opinions" for the fairness opinion relating to Canabrava. See also "Business Combination – Significant Positions and Shareholdings" and "General Proxy Information - Interest of Management and Others in Material Transactions" for additional information.

## TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Canabrava's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business, save that (1) completion of the Business Combination will have a material effect as Canabrava will operate as a subsidiary of Superior Diamonds as disclosed under "Superior Diamonds" and (2) if the Business Combination does not complete, Canabrava's ability to operate as a going concern will be dependent upon obtaining positive results from its exploration activities and its ability to raise working capital.

## PROPERTY

### *Mistassini Project*

Information on the Mistassini Project has been obtained from a National Instrument 43-101F1 technical report filed by Majescor Resources Inc. ("**Majescor**") and Canabrava Diamond Corporation with securities regulators entitled "Technical Report and Recommendations on the Mistassini Diamond Project" by Rémi Charbonneau Ph.D. P.Geo., dated April 2, 2003. Canabrava has relied on this report and information from Majescor, operator of the Mistassini Project.

### *Project Description and Location*

The area of interest for the Mistassini Project is located immediately north of Lake Mistassini, 150 km north of the Cree settlement at Mistassini and 200 km north of the town of Chibougamau. The claim holdings are located on the following nine 1:50,000 NTS map sheets: 32 P/07, P/09, P/10, P/11, P/14, P/15, P/16; and 33 A/02 & A/03.

The Mistassini Project covers an area of 1,724 square kilometres that is made up of 3,232 map designated claim cells.

In December 2001, Canabrava expanded its diamond search into Québec by entering into an option agreement with Majescor on the Mistassini Project. Under the terms of the agreement, Canabrava can earn a 50% interest in the Project by incurring $1,350,000 in exploration expenditures within three years. Upon signing, Canabrava made an initial cash payment of $25,000 and issued 100,000 shares to Majescor.

### *Accessibility, Climate, Local Resources, Infrastructure and Physiography*

The Project area is typical of the Canadian Shield with moderate, yet rugged relief and with an elevation above sea level between 425 m to 525 metres. The area is forested mainly with pine, spruce, birch, poplar and alder. Swampy lower-lying areas alternate with hummocky rock outcrops forming the higher ground to give a very irregular topography. Small lakes and rivers trending mainly north-northwest due to the underlying geological structural controls are also influenced by the southwest oriented Pleistocene glacial trends to form a complex, immature drainage pattern.

The climate is temperate, being characterized by cold winters and warm summers. Temperatures generally average from minus 10° to minus 20° Celsius in the winter, to plus 15° to 24° Celsius in the summer, with extremes to minus 30° Celsius and plus 30° Celsius respectively. Work can be performed year round with geological mapping, trenching and geochemical activities restricted to the summer months, while claim staking, line cutting, geophysics and drilling can continue through the winter.

Mistassini is accessible by an all-weather gravel road from Chibougamau, where lodging and fuel are readily available. Chibougamau also boasts a commercial airport that is open year-round, seasonal floatplane and helicopter bases and the town is serviced by railway from southern Québec.

The Project area is best accessed by helicopter from Chibougamau or from an outfitter's camp located near the Mistassini settlement, at Témiscamie. However, the former Eastmain Gold Mine, located less than 50 km to the northeast of the Project area offers a serviceable airstrip, which was used by Majescor as a springboard for their 2001 summer exploration campaign. In addition, the winter road running from Témiscamie to the former Eastmain Mine traverses through part of the Mistassini Property. The local Cree band is currently lobbying the Québec government to upgrade the winter road for year-round use.

***History***

In the summer of 1998, Virginia Gold Mines Inc. conducted a glacial-sediment sampling program over a number of magnetic anomalies identified from government regional, low-resolution airborne magnetic surveys. The program was successful in recovering a small number of kimberlitic indicator minerals from a location close to the Wemindji settlement on the east coast of James Bay, as well as from samples collected on the sprawling till plain north of the Otish Mountains in northern Québec. In 1999, Majescor acquired Virginia's Québec diamond assets, from which it developed the Wemindji and Portage projects.

Regional sampling programs carried out by Majescor in 2000 over a large area, centred on the Portage indicator mineral anomaly, led to the acquisition of a large portfolio of mining exploration permits covering a substantial portion of the target area in the fall and winter of 2000. Stiff competition was encountered from the Ashton/Soquem joint venture, which also secured a large land position in the area. Majescor optioned the Portage Project to BHP Billiton Diamonds Inc. in mid-2001.

In the spring of 2001, Majescor conducted a regional sampling program extending some 250 km around the core of the Portage Property. The aim of the program was to identify any extensions of the Portage indicator mineral anomaly, as well as to explore for evidence of additional kimberlite clusters in the region. This initiative resulted in the detection of a separate, large kimberlite indicator mineral anomaly located near the western extremity of the Otish Mountains. Majescor filed applications for a large package of claims to cover the anomaly in the fall of 2001, and the Mistassini Project emerged as a stand-alone project.

Drilling on the Ashton-Soquem JV Foxtrot Property (80 km north of the Mistassini Project) commenced in September 2001 and by December 2002 eight diamondiferous kimberlitic bodies had been discovered. Renard 2, 3, and 4 have been mini-bulk tested and Renard 5 and 6 are scheduled for mini-bulk testing in spring 2003. The best result to date is from the processing of a 4.88 tonne sample of Renard 3, which returned 6.54 carats of diamonds for an estimated diamond content of 134 cpht. Similarly, the Beaver Lake kimberlite, located immediately to the east of the Mistassini Property, has also proved to carry both macrodiamonds and a significant population of G10 garnets. These discoveries confirm that the entire Otish region (over 40,000 square kilometres) has potential to host diamondiferous kimberlites. In recognition of this potential, the area has recently witnessed a massive staking rush, similar to that seen in the NWT in the early 1990's.

***Geological Setting***

Regional Geology

The Precambrian Shield in Ontario and Québec includes parts of three major geological provinces, the Archean Superior Province, the Early Proterozoic Southern Province and the Middle Proterozoic Grenville Province. Each of these provinces has its own unique rock sequences, tectonic style and ages of major depositional, metamorphic and magmatic events. All are covered around their margins by Phanerozoic rocks and are intruded by a variety of Precambrian and Phanerozoic mafic dyke swarms, alkalic-carbonatite complexes, ultramafic bodies, lamprophyres and kimberlites.

The Project area lies within the Archean Superior Province approximately 100 km north of the Proterozoic Grenville Front. More specifically, the northernmost sector of the Project area falls within the Opinaca Sub-Province, which consists of metasedimentary paragneisses hosting a significant component of tonalitic to monzonitic intrusions. Minor units of amphibolite are also present. Certain authors include the Eastmain River Volcanic Belt (2,705 Ma) within the Opinaca Sub-Province. The southern portion of the Project area is mainly comprised of mafic volcanic rocks associated with elongate ultramafic units.

Proterozoic sediments making up the Otish Mountains basin occupy a large tract of land immediately to the south of the Opinaca Sub-province. The basin contains a sequence of clastic rocks made up mostly of sandstone and conglomerate with minor carbonate. The sediments were deposited sometime between 2,470 and 1,787 Ma. The basin is readily identified as a gravity low on regional maps. The orthogneisses occupying the region between the Otish Mountains basin and the Eastmain River Volcanic Belt are assigned to the northeast sector of the Opatica Sub-Province. The gneisses have been dated at between 2,770 and 2,700 Ma.

Ubiquitous diabase dykes intrude the Archean basement in the Project area and are indicative of a number of magmatic episodes related to periods of crustal extension on the craton. The dykes belong principally to three sets. The oldest is the Mistassini Swarm, which has recently been dated at 2,470 Ma. The Mistassini Swarm is oriented northwest and comprises tholeiitic and komatiitic suites. The dykes form a 30°-40° fan, which is suggestive of a mantle plume to the southeast, some 75 km north of Chicoutimi in the heart of the Lac St-Jean anorthosite.

The Preissac Dyke Swarm occurs as a small number of northeast-trending (045°) dykes reaching some 400 km in length and regularly spaced every 30 to 70 km. They have been dated at 2,167-2,214 Ma. The Preissac Swarm is better developed further to the south in the Abitibi Sub-province.

In the Otish Mountains basin, sills and north and northeast-trending dykes of olivine diabase are abundant. They appear to be restricted to this sector and no definite age dating is available.

Quaternary Geology

The surficial deposits of central Québec are interpreted to record only the late retreat stage of the classical Wisconsinan glaciation. Numerous eskers and ice flow directions trend 225° on average. No major glaciolacustrine or glaciomarine events are reported from the region.

The area was occupied by the Labrador sector of the Laurentide Ice Sheet during the last glacial maximum, and many reconstructions appear to indicate that the ice reached a maximum thickness in or close to the Project area. Recent work also suggests that the area was located in proximity to both early- and late-Wisconsinan glacial outflows and divides.

***Exploration***

Wide scale regional sampling of glacial sediments for kimberlitic indicator minerals was carried out by Majescor from the summer of 2000 through the spring of 2001 in the area of the Mistassini Project, in northern Québec. The work covered a large area, including a fair portion of the Otish Mountains. The effort resulted in the detection of a large kimberlitic indicator mineral anomaly near the western end of the Mountains.

Follow-up work by Majescor in the fall of 2001 succeeded in further outlining the anomaly which was found to trend roughly northeast-southwest, its northern origin coinciding closely with the Beaver Lake kimberlite pipe discovered in the 1970's by Uranerz while drilling for uranium.

Paragraphs a) to f) that follow present the results of Majescor's pre-drilling field campaigns on their Mistassini Project, where individual samples returned counts up to 506 indicator minerals.

a) A total of 18 samples were collected during the summer of 2000 campaign (B-series) within the area of interest of the Mistassini Project. None of the positive samples identified from this work had been protected by staking at that time.

b) A further 67 samples were taken during the summer of 2001. Most of those samples yielded kimberlitic indicator minerals, the highest counts after probing, being in the mid-fifties. The positive sites are concentrated in the centre of the Property. The presence of four discrete magnetic highs in the vicinity of the sample sites may correspond to the source. The indicator mineral population is largely dominated by picroilmenite, followed by garnet. A fair amount of the picroilmenite shows a partial alteration mantle. Chromite and olivine is very scarce, while chrome diopside is absent. The garnets, except for one G10, appear to all belong to the G9 or megacrystic varieties. The G10 garnet was reported from a site (C0268) located well away from the main Mistassini indicator anomaly, and it is isolated from it by a number of barren samples. Five samples (D0001 to 0005) collected in the immediate vicinity of the site during the course of the fall 2001 campaign returned only negative results.

c) An extensive campaign, totalling 113 samples, was performed in the fall of 2001. Many of the samples yielded kimberlitic indicator minerals, the highest counts after probing being in the mid-sixties. All of the highly positive sites from the previous campaign that were followed up in the fall returned positive counts with the same order of magnitude. At one site (D0112), a majority of the ilmenites have perovskite mantles. Six follow up samples yielded poor results, however, the highest count being reported of 7 ilmenites (3 of which retain partial alteration mantles). Because of a lack of special instructions to the laboratory, no other fragile surface textures were reported from this series of samples. Microprobe results received late in the year for this last campaign have identified a number of G10 garnets, as well as chromites with diamond inclusion chemistries from the Property. Rare mantle-derived olivine is also present.

d) At the end of 2001 and through early 2002, most of the Mistassini Property was covered by an airborne magnetic survey carried out by Terraquest Ltd. of Missisauga, Ontario. SRK Consulting performed subsequent processing of the data. The purpose of the survey was to identify discrete, circular anomalies near the head of the mineral dispersal trains. It generated 9,225-line km of data, using a line spacing of 150 metres. Two passes of data review were done using the magnetic profiles of each flight line of the survey, integrating the local geology. The work resulted in the selection of 59 magnetic anomalies showing potential kimberlite pipe magnetic signatures. LithoQuest International Mineral Exploration Services (LithoQuest) of Yellowknife, Northwest Territories reviewed and evaluated the airborne magnetic dataset for kimberlite targets.

e) A total of 294 samples of glacial sediments was collected in the course of the program of June 2002, which was designed to meet the following goals: 1) ground investigation of the highest priority geophysical anomalies (selected from a recent high-resolution geophysical survey) through glacial sediment sampling and geological mapping; 2) detailed sampling near the head of known dispersal trains and in the vicinity of other existing anomalous sample sites to confirm targets; 3) increase of the overall sample density within the Property to locate additional dispersal trains, and 4) limited regional sampling to better define the limits of the regional indicator mineral anomaly. Most of the 2002 samples were collected on NTS map sheets 32 P/10 and 15.

A large number of these samples yielded kimberlitic indicator minerals. Two of the highest priority magnetic anomalies stand out in particular with kimberlitic indicator counts of 419 and 466 in samples of basal till collected down-ice, some 600 and 2,300 m respectively from the two investigated targets. A high percentage (up to 90 %) of the ilmenite grains in these samples also bear fragile surface reaction rims indicating proximity of source. A number of other geophysical anomalies also stand out, being closely associated with indicator mineral counts in till as high as 174 and with abundant fragile surface textures. All of the samples were processed at the Overburden Drilling Management Ltd (ODM) laboratory in Nepean, Ontario. The Ontario Geological Survey (OGS) performed microprobe analyses at their laboratory in Sudbury, Ontario.

Rémi Charbonneau of Inlandsis completed an airphoto interpretation of the Project area prior to the commencement of glacial sediment sampling. The map produced by this work was useful for both planning and field operations. This study defined two glacial transport directions: an early transport direction toward 140° and a later, dominant transport direction toward 210°. Both of these glacial transport directions were considered when sampling down-ice of geophysical targets.

f) In October 2002, Terraquest completed high-resolution helicopter-borne surveys over 20 targets defined from the fixed-wing geophysical survey and supported by abundant indicator minerals recovered from the 2002 sampling program. These high-resolution surveys were completed over the selected targets in preparation for drilling. These surveys generated 874 line kilometres of data, at 50-metre line spacing, with 750-metre tie line spacing and an average terrane clearance of 35 metres. Targets were ranked from 1 to 5, where 1 indicates the anomalies that should be given the highest priority in the follow-up program. It should be noted that this rank applies to the quality of the geophysical signature as a kimberlite target. A different priority may be appropriate based on geochemical results.

The fixed-wing geophysical survey resulted in the selection of 59 geophysical targets that potentially represented kimberlites. Twenty-two of these targets were selected for high-resolution helicopter-borne magnetic surveys. This geophysical work combined with high kimberlitic indicator mineral (KIM) recoveries from a number of targets resulted in the drilling of ten magnetic targets. Kimberlite was not encountered in any of the drillholes. The abundant KIM's and their frequently fragile surface textures strongly suggest that these samples were collected proximal to the source kimberlite or kimberlites.

A total of 294 glacial sediment samples was collected within the area of interest of the Mistassini Project. These samples included 181 till samples, 102 esker samples and 11 samples of other glacial material. KIM's were recovered from many samples. Samples were collected up-ice of previously positive KIM samples (series C and D) and down-ice of potential kimberlite geophysical anomalies. KIM counts of 466 and 419 microprobe confirmed grains were recovered from basal till collected down-ice of high priority geophysical targets. Most (up to 90%) of the ilmenites have fragile surface textures and reaction rims (perovskite mantles) suggesting proximity to source.

The 294 glacial sediment samples produced 5,397 grains, which were visually selected as potentially kimberlitic by ODM: 5,118 ilmenite grains, 143 purple garnet, 66 orange garnet, 49 chromite, 15 forsterite and 6 chromium diopside. A total of 1,637 grains was sent for microprobe analysis at the OGS laboratory. Microprobe analysis confirmed that most (85%) of the ODM selected grains are kimberlitic

During the examination of concentrates for KIM's, ODM also selected any gold grains observed. The highest gold grain counts were reported from till samples. The recovery of gold grains in till combined with the short glacial transport distances of this area strongly suggest local gold mineralization within the Mistassini Project claims.

Drillhole MISF-02-03 encountered disseminated pyrite and chalcopyrite bearing amphibolite. The mineralized sample (#619170, from 21.32m to 22.41m) contains 786 ppm nickel, 1,010 ppm copper and 3.7 ppm silver over 1.09m. In drillhole MISF-02-08, a radioactive pegmatite was intersected between 19.82m to 27.53m. Eleven samples, for a total length of 9.38m, were collected and sent for analysis. Analysis shows that 4.5 metres of pegmatite contains anomalous uranium (from 630 to 3,800 ppm U or 0.074 to > 0.20% $U_3O_8$ after stoichiometric conversion from cationic uranium), vanadium (from 395 to 1,365 ppm), yttrium (from 108.5 to 117.5 ppm), cerium (from 107.5 to 303.0 ppm) and lanthanum (from 27.5 to 67.5 ppm). Over the drill core length, uranium oxide values are 0.20% $U_3O_8$ over 4.50m, including 0.24% $U_3O_8$ over 3.17m of pegmatite.

*Mineralization*

Positive results at the Mistassini Project are in the form of the recovery of hundreds of kimberlitic indicator grains in samples of glacial material, some of which were collected immediately down-ice from well-defined circular magnetic anomalies. Those results closely suggest that kimberlitic bodies are present in the up-ice flow direction of indicator minerals.

*Drilling*

In November and December 2002, Services Techniques Geonordic's (STG) project geologist supervised a diamond drilling campaign. The drill program included ten holes, totalling 375 metres in length and drill-tested magnetic anomalies considered as potential kimberlite targets. No kimberlitic material was intersected during this drill program. Sulphides were encountered in volcanic rocks and radioactive minerals in a pegmatite. Twenty-one split core samples were collected and sent to the Chimitec-ALS Chemex laboratories in Val d'Or for base metal, radioactive and rare earth element analysis.

During the drilling campaign, STG, Chibougamau Diamond Drilling and Heli-Inter crews operated from the Temiscamie River camp. A survival camp was part of the drill equipment that was moved to each drill site.

Subsequent to the drilling of the first four holes, LithoQuest (Bruce Counts) re-evaluated the geophysics in a 10 x 10 kilometre area up-ice of the second hole (MISF-02-02) and generated a new set of magnetic anomalies. Simultaneously, geophysical consultant Keith Jones of Duncraig, Australia also reviewed the geophysics and Bruce Counts and Keith Jones jointly selected targets for drillholes MISF-02-05 to MISF-02-10. Keith Jones was contracted to review the geophysical data as he had participated in the discovery of the Renard kimberlites.

*Sampling and Analysis*

Diamond exploration involves a number of phases of surficial sediment sampling to locate the kimberlite source of the indicator mineral. At Mistassini, Majescor's sampling campaigns were done under the management of STG. Planning was supported by airphoto interpretation of the glacial deposits. Access to sample sites was by helicopter. On the ground, the material was dug by hand with a shovel and placed in resistant plastic bags. A detailed description form was completed for each sample. Sample weight was standardized to 15 kg by weighing in the field with a hand-held scale. The sampling sites were localized in UTM metric coordinates using a hand-held GPS (Garmin models 12XL and GPS-76); the 1927 North American Datum was used. Coordinates were both stored electronically via the GPS to a computer, and manually on the description forms. Each working team used a unique series of sequential numbers. Non-destructible tags bearing the sample numbers were placed in the bag.

Sampling operations were supported by a combination of Hughes 500-NOTAR & 500-E helicopters with an A-Star BA helicopter used for specific long-range work. The highly maneuverable Hughes helicopters proved invaluable for accessing tight landing sites.

All the samples were trucked to Overburden Drill Management Ltd. in Nepean, Ontario for laboratory treatment. A number of the bags were damaged (punctured) during transportation with the loss of material ranging from less than 5% to over 50% in a few cases, but, in general, sample integrity was good.

Laboratory processing included disaggregation and wet screening of the material to 1 mm, running the -1 mm size fraction across a vibrating Wilfley table, separating the table concentrates with heavy liquids (methyl iodine at 3.2 S.G.) and acid scrubbing the heavy mineral fraction. The ferromagnetic fraction

was separated and the non-ferromagnetic concentrate was then sieved to -1.0+0.5 mm, -0.5+0.25 mm and -0.25 mm fractions.

Only the first two fractions were examined for potential kimberlitic indicator minerals including pyrope garnet, eclogitic garnet, chrome diopside, magnesian ilmenite, chromite, and olivine. For all fractions, the entire concentrates were examined for the presence of gold and other rare minerals of interest. All potential kimberlitic mineral grains selected were mounted in 25 mm epoxy mounts and sent to the Ontario Geological Survey (OGS) in Sudbury (Dr. D. Crabtree) for microprobe analysis.

***Security of Samples***

STG personnel double bagged and sealed samples directly in the field. The samples were placed on shipping pallets for secure transportation to Overburden Drilling Management Ltd (ODM) in Ottawa, Ontario.

Sample sites that return high kimberlitic indicator minerals counts are re-sampled in the course of follow-up fieldwork. Careful examination by the author for transcription errors did not reveal any discrepancies between sorting results and sample-site location.

***Mineral Resource and Reserve Estimates***

There are no mineral resources or mineral reserves defined.

***Mining Operations***

The Project is at an exploration stage. There are no mining operations on the property.

***Exploration and Development***

The exploration of the Project has evolved and the 2002 results have defined a significant target area within the Project. It is proposed that exploration work on the property is focused in the main target area.

The exploration work commenced in April with a 12 by 14 kilometre, low-level airborne magnetic survey over the area up-ice of the abundant indicator minerals. The survey has 100 metre spaced flight lines and 1000 metre spaced tie lines. The geophysical data are scheduled to be available in early May so that they can be used to guide a follow-up sampling program. Keith Jones will interpret the survey results.

A sampling program has been planned to target the area immediately up-ice of the high indicator mineral counts recovered in 2002. The sampling program will consist of till samples collected at 500 metre intervals along fences spaced 1000 metres apart. Sampling is scheduled to commence in September 2003. It is estimated that approximately 100 samples will be collected within two weeks. The samples will be delivered to ODM's laboratory for final processing and concentrate picking. The results will be used to define target areas for ground geophysics in preparation for winter drilling.

Sampling occurred in 2003 and results are pending.

**WINISK PROJECT**

In April 2003, Canabrava entered into an agreement with Inco Ltd. ("**Inco**"), whereby the Company acquired from Inco proprietary analogue geophysical data over certain parts of northwestern Ontario. Canabrava will digitize the data and then use it to develop an exploration program for the location of diamondiferous kimberlites in the area. Canabrava issued 250,000 common shares to Inco and can earn the right to permanently use and retain the data by spending $1 million over four years on the selection

and follow-up of geophysical targets and/or on the acquisition and exploration of mineral properties located within a defined area of interest. Canabrava is the operator of the exploration program.

Inco will have the right to elect to acquire 50% of Canabrava's interest in any such mineral property by funding twice Canabrava's property expenditures or receive a royalty on products produced from each acquired property.

The data conversion is currently in progress.

## KAT PROJECT

The KAT Project is governed by the Severn Joint Venture, formed by agreement dated January 12, 2000 between Canabrava and Navigator Exploration Corp. ("**Navigator**"). Each party has a 50% interest in the KAT Project and Navigator is the operator. The KAT project is located in the Superior Craton and the diamond potential of the region has been confirmed by the nearby Victor kimberlite, on which a major diamond producer commenced a full scale feasibility study in 2003.

The joint venture proposes to collect a bulk sample from the joint venture's AT-56 kimberlite once the major diamond producer has developed the infrastructure around its Victor kimberlite.

The claims comprising the KAT Project are in good standing until 2006 and 2007.

## STATED BUSINESS OBJECTIVES

Canabrava's objective is to complete the Business Combination. See "Superior Diamonds Inc." for the stated business objectives of Superior Diamonds, post-Business Combination.

## AVAILABLE FUNDS

Canabrava has working capital of approximately $320,000 (the "**Available Funds**") as of September 30, 2003.

## PRINCIPAL PURPOSES

If the Business Combination does not complete, Canabrava anticipates that it will use the Available Funds as described below. If the Business Combination does complete, the available funds of both Canabrava and Superior Diamonds will be used as described under "Superior Diamonds – Pro Forma Principal Purposes".

| | |
|---|---|
| Canabrava' estimated costs of the transaction | $25,000 |
| Target definition on the Mistassini Project[(1) (2)] | $135,000 |
| Estimated administrative expenses and working capital for the next 12 months | $160,000 |
| **TOTAL:** | **$320,000** |

(1) See "Canabrava Diamond Corporation - Property".
(2) Program budget of $175,000 less advance of $40,000.

There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.

## SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Canabrava attached as Schedule "B" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

### Annual Consolidated Financial Information

| | FISCAL YEARS ENDED ($ in thousands except per share amounts) | | |
|---|---|---|---|
| | **December 31, 2002** | **December 31, 2001** | **December 31, 2000** |
| Loss | (14,124)[1] | (3,030)[2] | (1,269) |
| Loss Per Share[3] | (0.27) | (0.07) | (0.03) |
| Total Assets | 8,516 | 19,485 | 21,602 |

(1) Includes a $13,505,000 resource property write-off relating to the Canabrava Project in Brazil ($11,609,000) and various projects in Canada ($1,896,000).

(2) Includes a $2,085,000 resource property write-off relating to the Rio do Sono Project in Brazil.

(3) Fully diluted loss per share has not been presented as it is anti-dilutive.

### Quarterly Financial Information

| | 2002 FISCAL QUARTER ENDED ($ in thousands except per share amounts) | | | |
|---|---|---|---|---|
| | **December 31** | **September 30** | **June 30** | **March 31** |
| Loss | (13,642)[1] | (99) | (219) | (164) |
| Loss Per Share [2] | (0.26) | (0.00) | (0.01) | (0.00) |

(1) Includes a $13,505,000 resource property write-off relating to the Canabrava project in Brazil ($11,609,000) and various projects in Canada ($1,896,000).

(2) Fully diluted loss per share has not been presented as it is anti-dilutive.

| | 2001 FISCAL QUARTER ENDED ($ in thousands except per share amounts) | | | |
|---|---|---|---|---|
| | **December 31** | **September 30** | **June 30** | **March 31** |
| Loss | (2,543) | (68) | (341) | (78) |
| Loss Per Share [1] | (0.06) | (0.00) | (0.01) | (0.00) |

(1) Fully diluted loss per share has not been presented as it is anti-dilutive.

## MANAGEMENT DISCUSSION AND ANALYSIS

### *Description of Business*

Canabrava is a development stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of diamond properties presently concentrating in Canada and, formerly, in Brazil. Operations are conducted either directly or through agreements with third parties.

### *Overview*

The focus of exploration during the year ended December 31, 2002 was on the Hadley Bay Project on Victoria Island, Nunavut and on the Mistassini Project in Québec.

On May 27, 2002 Canabrava entered into an agreement with Diamonds North Resources Ltd. ("Diamonds North") whereby Canabrava could earn an undivided 50% interest in the Hadley Bay Project located on Victoria Island, Nunavut, by spending $5 million and issuing 250,000 common shares to Diamonds North over a four year period. In May 2003, Canabrava terminated the agreement with Diamonds North so that it could focus on the Superior Craton area in Ontario and Québec.

Expenditures of $1,316,864 were incurred on the Hadley Bay Project primarily relating to drilling and geophysics work. A total of $804,283 was incurred on the Mistassini Project in 2002 relating primarily to a sampling and drilling program.

In May 2002, Rory Moore resigned as President, CEO and director and was replaced by George H. Read who was Canabrava's Vice President of Exploration.

Management maintains a system of internal controls to obtain assurance that Canabrava's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

Canabrava adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments

### *Results of Operations*

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The consolidated loss for 2002 was $14.1 million or $0.27 per share compared with a loss of $3.0 million or $0.07 per share in 2001. The largest factor contributing to the significant increase in losses for 2002 was the write-off of resource property costs amounting to $13.5 million compared with $2.1 million in 2001.

Consulting and management fees decreased by approximately $60,000 due to a reduction in fees charged by consultants in comparison to the previous year.

Foreign exchange gains and losses result primarily from the translation of U.S. dollar-denominated monetary assets to Canadian dollars for financial reporting purposes. Foreign exchange losses for the current year amounted to $28,299 compared to gains of $39,799 in 2001.

General exploration expense includes that portion of resource property expenditures that was charged to expense during the year (2002 - $174,040; 2001 - $336,690). The decrease is a reflection of a decline in

the level of activity in Brazil. In addition the winding up of SWG Industria e Comercio Ltda in 2001 resulted in exploration expenditures of $137,220 in that company that were charged to general exploration.

Investor relations expense of $113,111 includes regulatory and transfer agent fees and the costs related to the printing and dissemination of shareholder information. These costs were higher in 2001 as a result of expenditures relating to the creation of a new corporate identity and web site.

Office expense amounted to $136,535 in 2002 compared with $179,903 in 2001. The decrease was largely due to a lower Part XII.6 tax payable in 2002 to the Receiver General for Canada on account of flow through expenditures renounced as a consequence of the look-back rule. In 2002, office expense includes $3,796 in interest expense regarding a short-term note payable to Southwestern Resources.

Resource property costs written off in 2002 in the amount of $13.5 million relates to the Canabrava Project in Brazil ($11.6 million) and the Groundhog and Frontier projects ($957,473 and $937,369 respectively) in Ontario. In 2001, $2.1 million was written off relating to the Rio do Sono Project in Brazil.

Over the past number of years, Canabrava has reduced its land position in the Canabrava Project from approximately 850,000 hectares to 111,000 hectares of exploration concessions. In December 2002 Canabrava's management reviewed the status of the project and decided to write it down in proportion to the reduction in the number of hectares of exploration concessions.

Both the Groundhog and Frontier Projects were written off due to a lack of success of the 2002 drilling programs.

Canabrava earned $120,157 in interest and other income during the year compared to $113,563 in 2001.

Canabrava wrote off its investment in Paramount Ventures and Finance Inc. A portion of the investment ($100,000) was written off in June 2001 and the remaining carrying value of $26,155 was written off in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The consolidated loss for 2001 was $3,030,106 or $0.07 per share compared with a loss of $1,269,354 or $0.03 per share in 2000. The most significant factor contributing to the increased loss was the amount charged to resource property costs written off in 2001. As well, there were increases in general exploration, investor relations, and office expense, which were partially offset by decreases in consulting and management fees.

Consulting and management fees decreased by approximately $63,000 due to a reduction in fees charged by consultants in comparison to the previous year.

Foreign exchange gains for the current year amounted to $39,799 compared to $42,853 in 2000.

The increase in general exploration is primarily the result of the winding up of SWG Industria e Comercio Ltda whereby the exploration expenditures of $137,220 in that company were charged to general exploration.

Office expense increased by $52,768 and includes an accrual of $70,280 for the Part XII.6 tax payable to the Receiver General on account of flow through expenditures renounced as a consequence of the look-back rule. This was partially offset by a decrease in legal fees resulting from a retainer advanced to U.S. counsel in 2000, and returned in 2001.

Resource property costs written off in 2001 in the amount of $2,085,107 resulted from the decision to abandon the Rio do Sono Project in Brazil. The amount written off in 2000 related to the Frontenac Property in Ontario and the Itamirim Property in Brazil.

Investor relations expense of $147,828 was higher in 2001 as a result of expenditures relating to a new corporate identity and web site, and participation at an industry conference.

Canabrava earned $98,256 in interest during the year compared to $76,541 in 2000 due to higher cash balances resulting from the proceeds of equity financings done at the end of 2000.

Canabrava wrote down the investment in Paramount Ventures and Finance Inc. ("Paramount") by $100,000 to its fair market value on June 30, 2001.

***Financial Condition, Liquidity and Capital Resources***

Canabrava's working capital position as at December 31, 2002 was $283,350 compared to $709,003 as at December 31, 2001 and $3,574,098 as at December 31, 2000.

The decrease in 2002 resulted from resource property expenditures of $2.5 million ($2.3 million on a cash basis) and operating expenditures of $633,456, which was partially offset by proceeds from share issuances of $2.7 million.

The decrease in 2001 was made up of resource property expenditures of $2.7 million and operating expenditures of $0.8 million, which were partially offset by proceeds from financings of $0.6 million.

Canabrava's issued and outstanding share capital was $30,217,311 (58,178,651 common shares) at December 31, 2002, $27,494,963 (46,953,505 common shares) at December 31, 2001, and $26,496,986 (43,073,505 common shares) at December 31, 2000.

In 2002 Canabrava raised an aggregate of $2.7 million through the issuance of 11,155,146 common shares pursuant to private placements. In 2001, an aggregate of 3,710,000 common shares were issued for net proceeds of $965,000.

In 2002, the agents were paid a commission of 7.5% totalling $240,678 and received an aggregate of 978,004 broker warrants. In 2001, the agents received a commission of 7.5% ($55,500) and 296,000 broker warrants. (See Note to Financial Statements: Note 8(c)).

On September 16, 2002, Canabrava received a short-term loan of $200,000 bearing an interest rate of 7% from Southwestern Resources.

In December 2002, Canabrava received a payment of $175,000 from De Beers in exchange for its 50% interest in certain mineral claims within the Kat Project near Attawapiskat in northern Ontario. Canabrava and Navigator Exploration Corp. each hold a 50% interest in the Kat Project. The payment was credited to resource properties.

The value of resource properties declined by $11.0 million in 2002 as a result of property costs written off of $13.5 million, which was partially offset by aggregate expenditures of $2.5 million incurred on the Hadley Bay Project ($1.3 million), the Mistassini Project ($0.8 million), and other projects ($0.4 million).

The value of resource properties increased by approximately $667,000 in 2001 reflecting expenditures of $2.8 million which were partially offset by resource property costs written off relating to the Rio Do Sono Project in Brazil of $2.1 million.

***Outlook***

Canabrava has sufficient working capital to fund the next phase of exploration on its projects. However, Canabrava will need to secure additional financing in order to advance its exploration programs and meet ongoing obligations.

On September 11, 2003, Canabrava announced that it signed a letter agreement regarding a proposed acquisition by Superior Diamonds of all of the issued Canabrava Shares, to be carried out by way of plan of arrangement of Canabrava. The proposed transaction is expected to be completed in November and is subject to TSXV, court and shareholder approvals and the execution of a formal agreement. Superior Diamonds will issue one (1) of its common shares for every two and one half (2.5) Canabrava Shares surrendered by Canabrava shareholders. Upon completion of the transaction all the shares of Superior Diamonds will be consolidated on a one (1) new for two (2) old basis and Canabrava will become a wholly-owned subsidiary of Superior. Management of both Superior Diamonds and Canabrava believe that the combined operations with similar geographic areas of interest would be beneficial to both and achieve economies of scale.

On September 15, 2003, Canabrava completed the sale of its assets in Brazil to Black Swan Resources Ltd.("**Black Swan**"). Black Swan purchased Parima Mineracao SA, a wholly owned subsidiary, which holds all of the exploration assets in Brazil consisting of office and laboratory buildings and equipment, vehicles, geophysical and sampling database as well as more than 34,000 hectares of mineral claims for US$225,000. The payments will be made in instalments with US$100,000 being received as at the date of the agreement and the remaining to be paid by December 15, 2003. Canabrava will also receive a 2% royalty on gross revenue generated by the production and sale of diamonds from any future mine developed within the claims being sold and a 1% royalty on an area surrounding the claims.

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of Canabrava's properties has a known economic diamond deposit. Other risks facing Canabrava include competition and marketing, statutory and regulatory requirements, environmental and insurance risks, fluctuations in mineral prices and foreign currencies, share price volatility and uncertainty of additional financing.

## DIVIDEND POLICY

Canabrava has not paid dividends since its incorporation. Canabrava currently intends to retain all available funds, if any, for use in its business.

## AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of the Company consists of 100,000,000 common shares with no par value, 100,000,000 Class "A" Preference shares with a par value of $10.00 each and 100,000,000 Class" B" Preference shares with a par value of $50.00 each, of which 1,000,000 are designated as 5.75% Cumulative Redeemable Class "B" Preference shares Series 1 with a par value of $50.00 each. As at the date of this Information Circular, 59,834,902 common shares and no Class "A" Preference shares or Class "B" Preference shares are issued and outstanding as fully paid and non-assessable.

Holders of Canabrava Shares are entitled to one vote per share at all meetings of shareholders. Holders of Canabrava Shares are entitled to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Canabrava available for distribution to holders of Canabrava Shares in the event of liquidation, dissolution or winding-up of Canabrava. All shares rank pari passu, each with the other, as to all benefits which might accrue to the holders of Canabrava Shares.

## SHARE AND LOAN CAPITAL

| Description of Class | Authorized | Amount Outstanding as at December 31, 2002 | Amount Outstanding as at September 30, 2003 (1)(2) |
|---|---|---|---|
| Common | 100,000,000 | 58,178,651 | 59,834,902 |
| Preferred | 100,000,000 Class "A"<br>100,000,000 Class "B" | Nil | Nil |
| Options | | 4,350,500 | 3,719,500 (3) |
| Warrants | | 13,167,160 | 10,140,958 |
| Long term debt | – | Nil | 200,000 (4) |

(1) See "Superior Diamonds Inc. – Share and Loan Capital" for information on the issued and authorized capital of Superior Diamonds upon completion of the Business Combination.
(2) Upon completion of the Business Combination, Canabrava will be a wholly-owned subsidiary of Superior Diamonds.
(3) All outstanding options will be cancelled on or before the Effective Date.
(4) Loan bearing interest at 7% per annum owing to Southwestern Resources. Payable January 15, 2005.

## CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of Canabrava since the date of the comparative financial statements for the most recently completed financial year, save that in April 2003, Canabrava issued, by way of private placement, 1,406,250 units at $0.16 per Unit for gross proceeds of $225,000.

## OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

Options

As at the date of this Information Circular Canabrava has the following options outstanding:

| Optionees | No. of Canabrava Shares Subject to Options (1) | Exercise Price | Market Value of Securities on the Date of Grant | Number in the Group |
|---|---|---|---|---|
| Executive Officers and Past Executive Officers | 50,000 | $1.96 | $2.25 | 2 |
| | 140,000 | $1.01 | $1.08 | 3 |
| | 100,000 | $0.83 | $0.90 | 2 |
| | 15,000 | $0.64 | $0.65 | 1 |
| | 60,000 | $0.55 | $0.50 | 2 |
| | 90,000 | $0.18 | $0.17 | 3 |
| | 165,000 | $0.36 | $0.37 | 3 |
| | 100,000 | $0.20 | $0.20 | 1 |

| Optionees | No. of Canabrava Shares Subject to Options [(1)] | Exercise Price | Market Value of Securities on the Date of Grant | Number in the Group |
|---|---|---|---|---|
| Directors and Past Directors | 600,000 | $1.96 | $2.25 | 2 |
| | 500,000 | $1.01 | $1.08 | 5 |
| | 250,000 | $0.83 | $0.90 | 4 |
| | 100,000 | $0.55 | $0.50 | 3 |
| | 100,000 | $0.53 | $0.69 | 1 |
| | 210,000 | $0.18 | $0.17 | 4 |
| | 300,000 | $0.36 | $0.37 | 5 |
| | 240,000 | $0.32 | $0.33 | 1 |
| | 150,000 | $0.20 | $0.20 | 2 |
| Employees and past Employees | 9,000 | $1.96 | $2.25 | 2 |
| | 34,500 | $1.01 | $1.08 | 5 |
| | 30,000 | $0.72 | $0.65 | 1 |
| | 55,000 | $0.18 | $0.17 | 4 |
| | 10,000 | $0.36 | $0.37 | 2 |
| | 15,000 | $0.20 | $0.20 | 2 |
| Consultants | 54,000 | $1.96 | $2.25 | 4 |
| | 39,500 | $1.01 | $1.08 | 4 |
| | 50,000 | $0.78 | $0.70 | 1 |
| | 60,000 | $0.53 | $0.69 | 2 |
| | 100,000 | $0.21 | $0.20 | 1 |
| | 42,500 | $0.18 | $0.17 | 4 |
| | 50,000 | $0.18 | $0.16 | 1 |

(1) All the outstanding options in Canabrava will be cancelled on or before the Effective Date of the Arrangement, however, if the Arrangement does not complete the options will not be cancelled.

Warrants

There are 10,140,958 Canabrava Warrants outstanding as described under "Business Combination – Convertible Canabrava Securities". Upon completion of the Business Combination, each of the Canabrava Warrants will be exchangeable for warrants of Superior Diamonds on a one (1) new for five (5) old basis, with a corresponding increase in the exercise price. See "Superior Diamonds Inc. – Options and Other Rights to Purchase Shares (Current and Post-Business Combination).

## PRIOR SALES

The only securities issued by Canabrava during the twelve months preceding the date of this Information Circular were:

| Date of Issue | No. of Securities Issued | Price | Reason for Issue |
|---|---|---|---|
| October 11, 2002 | 1,336,779 flow-through units<br>2,661,145 non flow-through units | $0.18 | Private Placement |
| December 31, 2002 | 1,393,332 flow-through units [(1)]<br>1,388,890 non flow-through units | $0.18 | Private Placement |
| April 9, 2003 | 1,406,250 units [(2)] | $0.16 | Private Placement |
| April 21, 2003 | 250,000 shares | $0.175 | Property Payment |

(1) The flow-through units consisted of one flow-through share and one-half of one non flow-through warrant. Each non flow-through unit consisted of one common share and one-half of one warrant.

(2) Each unit consisted of one Canabrava Share and one-half warrant, each warrant entitling the holder to acquire one Canabrava Share at $0.24 by April 9, 2004.

## STOCK EXCHANGE PRICES

The Canabrava Shares are listed for trading on the TSXV under the trading symbol "CNB". The following table sets out the market price range and trading volume of the Canabrava Shares on the TSXV for the periods indicated.

| Year | Period | High ($) | Low ($) | Volume (no. of shares) |
|---|---|---|---|---|
| 2001 | Third Quarter | $0.29 | $0.16 | 5,652,331 |
| | Fourth Quarter | $0.44 | $0.15 | 5,008,857 |
| 2002 | First Quarter | $0.50 | $0.31 | 7,022,948 |
| | Second Quarter | $0.38 | $0.23 | 1,378,162 |
| | Third Quarter | $0.28 | $0.11 | 1,800,868 |
| | Fourth Quarter | $0.24 | $0.16 | 1,322,691 |
| 2003 | First Quarter | $0.27 | $0.15 | 3,017,228 |
| | April | $0.18 | $0.14 | 336,202 |
| | May | $0.15 | $0.11 | 894,627 |
| | June | $0.14 | $0.10 | 446,878 |
| | July | $0.12 | $0.085 | 1,023,377 |
| | August | $0.095 | $0.060 | 1,271,105 |
| | September | $0.10 | $0.070 | 2,172,772 |

## PERFORMANCE SHARES OR ESCROW SECURITIES

None of the issued and outstanding Canabrava Shares are performance shares or subject to escrow.

## PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of Canabrava, as at the Record Date, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to all voting securities of Canabrava were:

| Shareholder Name(1) | Designation of Class | Number of Canabrava Shares | Percentage of Class as at date of Information Circular |
|---|---|---|---|
| Southwestern Resources | Common | 20,072,550(1) | 33.6% |

(1) See "Superior Diamonds Inc. – Principal Holders of Voting Securities" for information on principal holders, post-Business Combination.

## DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, current position with Canabrava and principal occupation of each of the directors and the executive officers of Canabrava.

| Name & Residence | Director Since | Principal Occupation, Business or Employment | No. and Percentage of Canabrava Shares Currently Held |
|---|---|---|---|
| **Thomas W. Beattie**[(1)]<br>West Vancouver, British Columbia<br>Interim President; Director | N/A | Interim President and Director of CNB, Vice President, Corporate Development and Corporate Secretary of Southwestern Resources and Aurora; former Director of Superior Diamonds; Director of Lake Shore Gold Corp.; President, Westvista Management Inc. (private consulting company). | 100 / <1% |
| **Daniel G. Innes** [(1)]<br>West Vancouver, British Columbia<br>Director | 1994 | Director of Canabrava; Vice-President, Exploration of Southwestern Resources; President, CEO & Director of Aurora and Lake Shore Gold Corp. (all public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company). | 48,600 / <1% |
| **John J. Fleming** [(2)(3)]<br>Calgary, Alberta<br>Director | 1997 | President of Bonanza Energy Ltd. (private oil and gas company). | 30,000 / <1% |
| **Alan C. Moon** [(2)(3)]<br>Calgary, Alberta<br>Director | 1998 | President of Crescent Enterprises Inc. (private corporate consulting company), Chairman of Maxim Power Corp. (public electrical generation company) and Director of Aurora. | 7,000 / <1% |
| **Parkash K. Athwal**<br>Ladner, British Columbia<br>Vice President, Finance and Chief Financial Officer | N/A | Vice President, Finance and CFO of Canabrava, Southwestern Resources and Aurora; Chief Financial Officer of Superior Diamonds and Lake Shore Gold Corp. | 3,400 / <1% |
| **Susy H. Horna**<br>Surrey, British Columbia<br>Corporate Secretary | Oct, 2003 | Corporate Secretary of Superior Diamonds and Lake Shore; Executive Legal Assistant for Aurora, Southwestern Resources and Canabrava | Nil |

(1) Appointed as Interim President on October 1, 2003. Resigned as director of Superior Diamonds on October 1, 2003.
(2) Member of Audit Committee.
(3) Member of Compensation Committee.

The directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 89,100 Canabrava Shares, being approximately 0.15% of the issued Canabrava Shares.

## Management

The following is a brief biography of current management, except for Mr. Moon, Mr. Beattie and Ms. Athwal whose biographies may be found under "Superior Diamonds Inc. – Management".

Daniel G. Innes, current Director of Canabrava. Mr. Innes has over 30 years experience in the mining industry. He is President, CEO and Director of Aurora Platinum Corp. since June 2002. In his former capacity as Aurora's VP Exploration, Mr. Innes directed the exploration programs in Ontario and Québec. He has worked in a variety of metal environments in many parts of the world. Mr. Innes is also a founding principal, director and VP Exploration of Southwestern Resources and is President, CEO and director of Lake Shore Gold Corp.

John J. Fleming, current Director of Canabrava. Mr. Fleming is President and Chief Executive Officer of Bonanza Energy Ltd., a Calgary based investment company. Also, Mr. Fleming serves as President and Chief Executive Officer of TransAtlantic Petroleum Corp. He has over thirty years experience in the oil, gas and financial management business.

Messrs. Innes and Fleming will not have any role as directors and officers of Superior Diamonds after the Business Combination.

**Corporate Cease Trade Orders or Bankruptcies**

No director or officer of Canabrava, or to the knowledge of Canabrava any shareholder holding a sufficient number of Canabrava shares to affect materially the control of Canabrava, is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer, was the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer or appointed to hold the assets of that director or officer.

**Penalties or Sanctions**

No director or officer of Canabrava, or to the knowledge of Canabrava any shareholder holding a sufficient number of Canabrava shares to affect materially the control of Canabrava, has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

**Individual Bankruptcies**

No director or officer of Canabrava, or to the knowledge of Canabrava any shareholder holding a sufficient number of Canabrava shares to affect materially the control of Canabrava, has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

**Conflicts of Interest**

The directors of Canabrava are required by law to act honestly and in good faith with a view to the best interest of Canabrava and to disclose any interests which they may have in any project or opportunity of Canabrava. Such directors or officers in accordance with the Company Act will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not Canabrava will participate in any project or opportunity, the directors will primarily consider the degree of risk to which Canabrava may be exposed and its financial position at that time.

To the best of the Canabrava directors' knowledge, save as described herein, there are no known existing or potential conflicts of interest among Canabrava, its promoters, directors, officers or other members of management of Canabrava as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies. See "Business Combination - Significant Positions and Shareholdings" and "General Proxy Information - Interest of Management and Others in Material Transactions".

**Indebtedness of Directors, Executive Officers and Senior Officers**

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by Canabrava during the most recently completed financial year ended December 31, 2002.

## EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to Canabrava for the three most recently completed financial years ended December 31, 2002, December 31, 2001 and December 31, 2000 to the extent required by the applicable Securities Acts in respect of the individual who was as at December 31, 2002 the Chief Executive Officer and the four most highly compensated executive officers of Canabrava, other than the Chief Executive Officer, who received total salary and bonuses in excess of $100,000 during the relevant periods (the "**Named Executive Officers**"). See also "Superior Diamonds Inc. –Executive Compensation".

**Summary Compensation Table**

| | Annual Compensation | | | | Long-term Compensation (1) (2) | | |
|---|---|---|---|---|---|---|---|
| | | | | | Awards | | |
| Name & Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options Granted (#) | Restricted Shares or Restricted Share Units ($) | All Other Compensation ($) |
| George H. Read (3)<br>Former President,<br>CEO & Director | 2002<br>2001<br>2000 | nil<br>nil<br>nil | nil<br>nil<br>nil | 148,100 (4)<br>102,000 (4)<br>n/a | 390,000<br>160,000<br>n/a | nil<br>nil<br>n/a | nil<br>nil<br>n/a |
| Rory O. Moore (5)<br>Former President,<br>CEO and Director | 2002<br>2001<br>2000 | nil<br>nil<br>nil | nil<br>nil<br>nil | 68,250 (6)<br>159,750 (6)<br>192,000 (6) | 50,000<br>100,000<br>150,000 | nil<br>nil<br>n/a | nil<br>nil<br>n/a |

(1) Canabrava did not grant any Stock Appreciation Rights ("SAR"). SAR means a right, granted by Canabrava or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue of securities based wholly or in part on changes in the trading price of publicly traded securities.

(2) Canabrava did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of Canabrava or an affiliate of Canabrava, the price for Canabrava's securities, or any other measure, but does not include option plans, SAR plans or plans for compensation through restricted shares or restricted share units.

(3) Mr. Read was VP, Exploration of Canabrava from March 1, 2001 to May 7, 2002, at which time he was appointed President and CEO of Canabrava. He resigned as President and CEO effective October 1, 2003 and was replaced by Mr. Thomas W. Beattie.

(4) Paid to George H. Read Consulting Inc., a private consulting company controlled by Mr. Read.

(5) Mr. Moore was President, CEO and Director of Canabrava from November 25, 1997 to May 7, 2002.

(6) Paid to Diamond Bay Enterprises Ltd., a private consulting company controlled by Mr. Moore.

## Long Term Incentive Plan (LTIP) Awards

Canabrava did not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of securities), was paid or distributed to the Named Executive Officer during the most recently financial year.

## Option/Stock Appreciation Rights ("SAR") Grants

The following table sets forth stock options granted under Canabrava's stock option plan during the most recently completed financial year to each of the Named Executive Officers:

**OPTION/SAR [(1)] GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR**

| Name | Securities Under Options Granted (#) | % of Total Options Granted to Employees in Financial Year | Exercise Or Base Price ($/Security) | Market Value Of Securities Underlying Options on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| George H. Read | 50,000<br>240,000<br>100,000 | 4.62%<br>22.22%<br>9.25% | 0.36<br>0.32<br>0.20 | 0.37<br>0.33<br>0.20 | All expire December 31, 2003 |
| Rory O. Moore | 50,000 | 4.62% | 0.36 | 0.37 | Cancelled |

(1) No SAR's were granted.

## Aggregated Option Exercises

The following table sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officers and the end of year value of unexercised in-the-money options on an aggregated basis.

**OPTION/SAR [(1)] EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES**

| Name | Securities Acquired On Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at December 31, 2002 (#) Exercisable/ Unexercisable | Value of Unexercised In the Money Options At December 31, 2002[(2)] ($) Exercisable/ Unexercisable |
|---|---|---|---|---|
| George H. Read | nil | n/a | 650,000/nil | 6,000/nil |
| Rory O. Moore | nil | N/a | 100,000/nil | 5,000/nil |

(1) No SAR's were exercised.
(2) Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

## Defined Benefit or Actuarial Plan Disclosure

Canabrava has no defined benefit or actuarial plans.

## Termination of Employment, Changes In Responsibility and Employment Contracts

Canabrava has entered into a contract with certain of the Named Executive Officers, or companies wholly owned or controlled by such Named Executive Officers, and the compensation paid pursuant to those contracts is listed in the Summary Compensation Table. None of those contracts provides for any financial payment upon termination.

## Compensation of Directors

During the financial year ended December 31, 2002, the aggregate direct remuneration paid or payable by the Company to its directors and senior officers was $258,240. The only compensation paid to directors was for consulting fees and is disclosed in the Summary Compensation Table – Named Executive Officers.

Canabrava has no current arrangements, standard or otherwise, pursuant to which directors are compensated by Canabrava for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert other than by the granting of stock options.

There were individual grants of an aggregate of 300,000 stock options to purchase securities of Canabrava made to the directors (excluding the Named Executive Officers) during the most recently completed financial year.

The purpose of granting options is to assist Canabrava in compensating, attracting, retaining and motivating the directors of Canabrava and to closely align the personal interests of such persons to that of the Shareholders.

## RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risks related to Canabrava's business. If the Business Combination does complete, Canabrava Shareholders will be shareholders of Superior Diamonds and will be subject to the Superior Diamonds risk factors. See "Superior Diamonds Inc. – Risk Factors".

### *Possible Non-Completion of Business Combination*

There is no assurance that the Business Combination will receive regulatory, court or shareholder approval or will complete. If the Business Combination does not complete, Canabrava will continue to be a diamond exploration company and will be subject to the risk factors disclosed below.

### *No Source of Income*

Canabrava has no income from operations and none is likely in the near future. Canabrava is therefore dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, undertake exploration and development of diamond properties and meet general and administrative expenses.

### *Financing Risks*

Whether or not the Business Combination completes, significant additional funding is required to complete the funding of the proposed or future exploration programs on Canabrava's properties and to conduct any other exploration programs. If Canabrava's proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to Canabrava are the sale of

equity capital, or the offering by Canabrava of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds can be raised on a favourable basis will be available for operations. Failure to obtain additional financing on a timely basis could cause Canabrava to reduce or terminate its proposed operations.

*Dilution*

Issuances of securities in connection with or at all future financings will result in significant dilution of the equity interests of Shareholders.

*Exploration and Development*

All of the properties in which Canabrava has an interest or in respect of which Canabrava has a joint venture agreement are in the exploration stages only and are without an economic diamond deposit. Development of Canabrava's diamond properties will only follow upon obtaining satisfactory exploration results. Diamond exploration and development involves a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that Canabrava's exploration and development activities will result in any discoveries of commercial diamond deposits. The long-term profitability of Canabrava's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond Canabrava's control.

*Operations*

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Canabrava has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of diamonds, any of which could result in work stoppages, damage to property, and possible environmental damage.

*Competition and Marketing*

The mining industry in general is intensely competitive and there is no assurance that even if commercial quantities of diamonds are discovered, a ready market will exist for their sale. Factors beyond the control of Canabrava may affect the marketability of any diamonds discovered. These factors include market fluctuations, the proximity and capacity of commercial markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of diamonds and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canabrava not receiving an adequate return on invested capital or losing its investment capital.

*Price and Currency*

Canabrava's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds. The diamond market is a unique and complex business, which is largely controlled by the London-based Diamond Trading Company ("**DTC**"). While DTC has been very successful in maintaining a stable market with steadily increasing prices over the past 100 years, the industry periodically faces challenging conditions which may be precipitated by a variety of factors such as international economic and political trends, changes in marketing strategies of major producers (e.g. Botswana, Russia, Australia), the black market trade (e.g. Angola) and complex supply and demand issues. The effect of these factors on the price of diamonds, and therefore the economic viability of any of Canabrava's exploration projects, cannot be accurately predicted.

Canabrava raises its equity and maintains the majority of its funds in Canadian dollars.

*Environment*

All phases of Canabrava's operations are subject to environmental regulations in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Canabrava's operations.

*Insurance*

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Canabrava may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on Canabrava's financial position. Although Canabrava maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or Canabrava might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event Canabrava could incur significant costs that could have a material adverse effect upon its financial position.

*Management*

The success of Canabrava's business is largely dependent upon the efforts of a small management team. The loss of any key member could be detrimental to Canabrava if a suitable replacement could not be found at a comparable compensation level. Canabrava has not obtained key-man life insurance with respect to these individuals.

*Nature of the Securities*

The purchase of Canabrava Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The Canabrava Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Canabrava Shares should not constitute a major portion of an investor's portfolio.

*Permits and Licenses*

The operations of Canabrava will require licenses and permits from various governmental authorities. Canabrava believes it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that Canabrava will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

*Title Matters*

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed. There is no guarantee of title to any of Canabrava's properties. Canabrava's properties may be subject to prior unregistered agreements or transfers and title

may be affected by undetected defects. Canabrava has not surveyed the boundaries of any of its properties and consequently the boundaries may be disputed. Canabrava's properties may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects.

***Possible Volatility of Stock Price***

The market price of Canabrava's Shares can be subject to wide fluctuations in response to factors such as actual or anticipated variations in Canabrava's results of operations, changes in financial estimates by securities analysts, general market conditions and other factors. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations may adversely affect the market price of Canabrava's Shares.

***Conflicts of Interest***

Some of the proposed directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on their own behalf and on behalf of other corporations in which they have an interest. As a result, situations may arise where these directors and officers will be in direct competition with Canabrava. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act.

See also "Significant Positions and Shareholdings".

## INVESTOR RELATIONS ARRANGEMENTS

Canabrava has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Canabrava or its securities, or to engage in activities for the purposes of stabilizing the market, either now or in the future with respect to its securities.

## PROMOTER

There is no person who may be considered a promoter of Canabrava within the meaning of securities legislation applicable to Canabrava.

## SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

Canabrava has not entered into any Sponsorship or Fiscal Agency Agreements.

## LEGAL PROCEEDINGS

Canabrava and its subsidiaries are not parties to any material legal proceedings and Canabrava is not aware of any such proceedings known to be contemplated. An action that was commenced against Canabrava by Diamonds North Resources Ltd. in connection with an option agreement with Canabrava has been settled.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider of Canabrava and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Canabrava's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect Canabrava except as disclosed herein or elsewhere in this Information Circular.

## RELATIONSHIP BETWEEN CANABRAVA AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of Canabrava or of an associate or affiliate of Canabrava, held by a professional person as referred to in section 106(2) of the Rules under the *Securities Act* (British Columbia) to the knowledge of Canabrava.

## AUDITORS

The auditors of Canabrava are Deloitte & Touche LLP, Chartered Accountants, at 1055 Dunsmuir Street, Suite 2800, P. O. Box 49279 Four Bentall Centre, Vancouver, British Columbia, V7X 1P4.

## REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Canabrava Shares is Computershare Trust Company of Canada at its principal offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia.

## MATERIAL CONTRACTS

The only agreements or contracts that Canabrava has entered into within the past two years which may be reasonably regarded as being currently material are as follows:

1. Business Combination Agreement dated September 15, 2003 made between Canabrava and Superior Diamonds. See "Business Combination Agreement".

2. Agreement dated September 15, 2003 between Canabrava and Black Swan Resources Ltd. respecting sale of Brazilian assets. See "General Development of the Business -Three Year History".

3. Earn-In Agreement dated November 28, 2001 between Canabrava and Majescor Resources Inc.

4. Administrative and Services Agreement dated November 1, 1994 between Canabrava and Southwestern Resources.

5. Winisk Evaluation Agreement dated April 4, 2003 between Canabrava and Inco.

6. Promissory Note dated March 31, 2003 between Canabrava and Southwestern Resources for $200,000 due January 15, 2005.

7. Option Agreement dated May 24, 2002 between Canabrava and Diamonds North.

A copy of any material contract or report may be inspected at any time up to the Meeting during normal business hours at the business office at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6.

## OTHER MATERIAL FACTS

There are no other material facts relating to Canabrava and not disclosed elsewhere in this Information Circular.

## SUPERIOR DIAMONDS INC.

***The following information is provided by Superior Diamonds is reflective of the current business, financial and share capital position of Superior Diamonds and includes certain information reflecting the status of Superior Diamonds following the completion of the Business Combination. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.***

### NAME AND INCORPORATION

Superior Diamonds was originally incorporated in the Province of British Columbia under the name 297706 B.C. Ltd. by registration of its Memorandum and Articles on September 13, 1985, and was continued into the Yukon Territory under the Business Corporations Act (Yukon) on December 16, 1997 under the name Hurley River Gold Corp. On March 20, 1998, Hurley River Gold Corp. changed its name to Ouro Brasil Ltd., consolidated its share capital on the basis of one new share for every two old shares and increased its authorized share capital to 100,000,000 common shares without par or nominal value. On February 18, 2000, Superior Diamonds consolidated its share capital on the basis of one new share for every ten old shares and changed its name to Consolidated Ouro Brasil Ltd ("**Ouro Brasil**"). On August 29, 2002, Superior Diamonds completed a business reorganization and changed its name to Superior Diamonds Inc.

Superior Diamonds is a reporting issuer in British Columbia and Alberta, and its corporate head office and principal place of business is Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6. The address of the registered and records office of Superior Diamonds is Suite 200 – 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2. Superior Diamonds is extra-provincially registered in British Columbia, Québec and Ontario.

### INTERCORPORATE RELATIONSHIPS

Superior Diamonds has no subsidiaries. Aurora holds a 57% interest in Superior Diamonds as at the date of this Information Circular.

### GENERAL DEVELOPMENT OF THE BUSINESS – THREE YEAR HISTORY

Superior Diamonds was inactive from 1999 when it abandoned its Brazilian mineral property interests. In 2000 it abandoned its last remaining mineral property, the Raven property situated in northeastern British Columbia, on which exploration expenditures had not been incurred since 1995. In June 2001, trading in Superior Diamonds' shares on the TSXV continued under the inactive designation.

Following the overall decline of the public mineral exploration sector, Superior Diamonds re-organized in fiscal 2001, completing a 10 old for 1 new share consolidation, a $115,000 shares for debt settlement, and a $157,000 private placement to replenish its working capital, while continuing to look for new projects in the high technology and mining sectors.

In April 2002, Superior Diamonds entered into an agreement (the "**Acquisition Agreement**") with Aurora to acquire certain mineral claims and related rights held by Aurora (the "**Mineral Assets**"). See "Significant Acquisitions or Dispositions". On August 29, 2002, Superior Diamonds successfully completed the acquisition of the Mineral Assets and became active once again as an exploration company. From September 2002 to the date of this Information Circular, Superior Diamonds has focussed its exploration efforts in northern Ontario and Quebec.

The Mineral Assets are comprised of interests in 106 properties, covering 21,680 hectares staked by Aurora and Superior Diamonds in an area in northern Ontario as well as rights to other kimberlite target information and proprietary geophysical, geological and structural data. Superior has a non-exclusive

right to all diamond exploration and development rights in the area of interest covered by the Acquisition Agreement subject to a third party right to purchase any nickel, copper and platinum group metals and a third party right to acquire a 50% interest in the claims or receive a 1.5% net smelter returns royalty.

During 2002, Superior Diamonds issued, by way of two separate private placements, 5,428,573 common shares for net proceeds of $1,365,490.

## SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

On August 29, 2002 Superior Diamonds (as Consolidated Ouro Brasil Ltd.) completed a business reorganization pursuant to the Acquisition Agreement entered into in April 2002 with Aurora whereby Superior Diamonds issued to Aurora 13,150,000 common shares and 550,000 share purchase warrants in exchange for the Mineral Assets. The acquisition was treated as a reverse takeover of Superior Diamonds under the policies of the TSXV. The transaction and a concurrent private placement resulted in Superior Diamonds acquiring financing, mineral exploration properties and related data whereas it previously was an inactive company. See also "Management Discussion and Analysis" herein. Material obligations with respect to the property acquired are disclosed under "Property" herein. Other obligations are contained in the Confidentiality Agreement in respect of certain of the information received and in the Anti-Dilution Agreement whereby Aurora has the right to maintain its percentage interest in Superior Diamonds. Aurora does not have any current intention to exercise its rights under the Anti-Dilution Agreement to remedy the dilution it will experience as a result of the Business Combination, although it may exercise all or part of such rights in the future.

No valuation opinion was required within the last 12 months under Canadian securities legislation or Canadian securities directives of a Canadian securities regulatory authority or a requirement of a Canadian stock exchange or other Canadian market to support the value of the consideration paid by Superior Diamonds.

There was a change in management and Aurora obtained control by acquiring 58% of the outstanding shares of Superior Diamonds. The name was changed from Consolidated Ouro Brasil Ltd. to Superior Diamonds Inc. and the fiscal year end date was changed from May 31 to December 31.

## TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Superior Diamonds' business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business.

## PROPERTY

### *AEM Diamond Exploration Project*

Information on the AEM Diamond Exploration Project set out herein has been obtained from the Technical Report entitled "Technical Report on the AEM Diamond Exploration Project, Northwestern Ontario, Canada" for Superior Diamonds Inc. by L.D.S. Winter, P.Geo. dated September 28, 2002. Superior Diamonds acquired the Mineral Assets from Aurora, as described in this Summary of the Technical Report, through Aurora's agreements with Inco.

Aurora and Inco entered into two agreements (the "**Inco Agreements**") dated December 18, 2000 (Areas A and B) and April 1, 2002 (Area C). The three project areas, which cover approximately 33,000 square kilometres ("km") in northwestern Ontario, are bounded by latitude 52°-30'N and longitude 87°-30'W in

the southeast and latitude 54°-30'N and longitude 93°W in the northwest just west of the Ontario - Manitoba border.

Under the Inco Agreements, Aurora received certain airborne electromagnetic and ground follow-up data (the "**AEM Data**") regarding the three project areas. All properties acquired in the project areas are subject to the terms of the Inco Agreements.

Aurora has five years within which to assess the AEM Data by incurring expenditures for anomaly selection and ground follow-up with expenditures to be a minimum of $1.5 million for Area A and Area B as well as an additional $1.5 million for Area C before the 4th anniversary of the Inco Agreements.

Based on an independent geophysicist's interpretation of the AEM Data in Area A, Aurora staked 16 mineral claims comprising potential kimberlite targets and identified 35 other potential kimberlite targets. The mineral claims along with kimberlite target information were transferred to Superior Diamonds pursuant to the Acquisition Agreement.

Aurora has agreed not to sell, transfer or otherwise deal with any party, other than Superior Diamonds, involving the kimberlite targets, stake claims for potential kimberlite targets or use the AEM Data as it may relate to kimberlite prospects in competition to Superior Diamonds. Superior Diamonds will be required to pay a 1.5% net smelter return royalty to Inco, to a maximum royalty of $2.5 million per diamond mine developed.

*Accessibility, Climate, Local Resources, Infrastructure and Physiography*

Pickle Lake is on Ontario Highway 599 about six hours by road northwest of Thunder Bay, Ontario. Nakina is about 300 km (4 hours) by road northeast of Thunder Bay, Ontario. Bearskin Airways provides scheduled air service to Pickle Lake, Lansdowne House and many of the First Nation communities in the area. Currently access to the properties is by charter flights from Pickle, Ontario.

The area is located in a region with very low topographic relief. Lakes are shallow, averaging between two metres and fifteen metres in depth. For the most part, the land surface rises only slightly above lake levels. Much of the land cover is swamp or string bog. Outcrop is not abundant, comprising only a few percent of the lakeshore on even the largest lakes while many lakes have no shoreline outcrop at all. The area is generally forested with the main species being jackpine, tamarack, poplar and birch with abundant alders in the low-lying area. From the size of the trees, it is considered that the area is north of the limits for commercial timber.

The climate is cold temperate to sub-Arctic with long cold winters and short cool summers, however, work in the area is generally not hampered by the weather except for short periods in the spring and fall for break-up and freeze-up.

*History*

There has been considerable prior exploration work in the subject area, mainly for gold and base metals. The region reports the occurrences of porphyry style copper-molybdenum deposit and associated epithermal mineralization, veins rich in silver and gold, rare metal granites and pegmatites, vein gold deposits, minor uranium mineralization and large mafic-ultramafic layered sill complexes with associated Ni-Cu-PGM mineralization.

In 1984 Monopros Limited, a subsidiary of DeBeers Consolidated Mines Ltd., started a regional stream sediment sampling program west of Attawapiskat, Ontario. In conjunction with indicator mineral chemistry and geophysics, this work led to the identification of diamondiferous kimberlites in the Attawapiskat River area 90 km west of the village of Attawapiskat.

To date, DeBeers Canada has discovered 18 kimberlites of which 16 are known to be diamondiferous in the Attawapiskat River area. The mantle-derived mineral suite in the kimberlites includes ilmenites, garnets, chrome diopside and chromite. Two types of kimberlites are present, a macrocrystic hypabyssal kimberlite and a macrocrystic pyroclastic kimberlite present as lapilli tuffs. The ages determined for the kimberlites range from 155 to 180 Ma (Jurassic) and they were emplaced along a north-northwest trend where it crosses the Winisk River Fault Zone. Most work has been concentrated on the Victor pipe that is a composite body with a surface area of about 18 ha.

A bulk sample of 330 tonnes taken in 1999 from the Victor pipe yielded 107.9 carats of diamonds with a value of $US16,590. This indicates the pipe has a grade of about 32.7 ct per hundred tonnes and the diamonds have an average value of about $US154 per carat. During the June-August 2001 period DeBeers processed a 10,000 tonne bulk sample of the kimberlite. In 1994, the Ontario Geological Survey commenced heavy mineral sampling for kimberlite indicator minerals in northwestern Ontario and this work has continued through the year 2000 with the results being presented in a series of on-going reports.

Two companies, Spider Resources and KWG Resources have identified a group of five kimberlite bodies - the Kyle Lake group - approximately 100 km east of the Lansdowne House area. To date 17 holes have been drilled in the Kyle Lake 3 body for a total of 2,400 m. Sampling of the kimberlite (drill core) has yielded 1,189 microdiamonds (<0.5 mm in at least one dimension) and 67 macros from a total of 1.74 tonnes.

Kyle Lake 3 is considered to be a complex, multiphase intrusion with numerous dykes and a Proterozoic age of 1.1 Ga. Studies on the recovered diamonds indicate they are derived predominantly from a peridotitic mantle source. The Kyle Lake 1 kimberlite was discovered in 1994 as a result of an airborne magnetic survey in conjunction with a regional structural analysis. The pipe is covered by 135 m of Palaeozoic sediments, has a surface area of 2.6 ha and is estimated to contain 14.5 million tonnes of kimberlite to a depth of 510 m based on 18 drill holes. A sample of 6.2 tonnes of drill core has yielded 3,602 micros and 793 macros for a combined weight of 3.71 carats.

In the same area, Spider Resources and KWG Resources have spent $1.4 million on mapping, sampling and airborne geophysics between 1995 and 1997.

At the present time there are a number of companies exploring for diamonds in the subject area however, for the most part the results of their work remain confidential. These companies include DeBeers Canada, BHP - Billiton, Kennecott Canada Exploration, Canabrava and Navigator Exploration Corp. Currently DeBeers is carrying out airborne geophysical surveys in the same area being evaluated by Superior Diamonds.

***Regional, Local and Property Geology***

The Superior Province is a large (2 million square km) Archean cratonic terrane with rocks ranging in age from 3.5 Ga to less than 2.7 Ga. It has a striped character comprising alternating granite-greenstone, metasedimentary and plutonic-gneissic subprovinces. The Superior Province was constructed by subduction-driven accretionary processes during major, mainly Late Archean orogenic events. Assembly of a variety of lithotectonic elements including volcanic island arcs, older microcontinents, accretionary wedges and marginal plutonic arcs was accomplished by thrusting, crustal thickening and plutonism and by strike-slip faulting. The Superior Province became a stable cratonic area at the end of the Archean, probably as part of a major late Archean supercontinent that has since remained relatively stable.

The Superior Province has undergone little penetrative deformation except locally around its margins (Grenville Front to the southeast and the Nelson Front to the northwest) and along internal structures such as the Kapuskasing Structural Zone (KSZ) and Winisk River fault. It has undergone post-Archean arching and rifting, notably along the Early Proterozoic Cobalt Embayment, the Middle Proterozoic Lake

Superior-Midcontinental Rift and the Phanerozoic Temiskaming Rift. The Superior Province crust has not experienced significant post-Archean heating, except around the margins of the craton and near Proterozoic intrusions.

Bedrock geology of the northern Superior area is characterized by west-northwesterly-trending Archean greenstone belts composed primarily of mafic metavolcanic rocks that originated as submarine lava flows. All greenstone belts contain a lesser component of intermediate to felsic, commonly fragmental metavolcanic rocks and clastic metasedimentary rocks and are variably metamorphosed from greenschist to amphibolite facies. Mafic intrusive rocks represented by dykes, sills and stocks of diorite, gabbro and anorthositic gabbro intrude the supracrustal sequences in greenstone belts.

The northern Superior area is cut by major west-northwest striking faults that appear to have been active in the late Archean with later reactivation in the Proterozoic. These include the North and South Kenyon faults and the Stull-Wunnumin fault. In outcrop, the faults are represented by mylonite, cataclastite and strongly foliated rock that typically contain assemblages of greenschist facies minerals. Although straight to curvilinear at a regional scale, the faults can be complexly branched and splayed at a local scale. For example, the North and South Kenyon faults are possibly a composite fault zone joined by several splays.

Geochronologic studies indicate that the fault zones mark the boundaries of three fundamental crustal blocks in the northern Superior area. These include the Munro Lake, Muskrat Dam, Island Lake and North Caribou Terranes south of the Stull-Wunnumin fault, the Oxford Lake - Stull Lake Terrane between the Stull - Wunnumin and North Kenyon faults and the Northern Superior Superterrane north of the North Kenyon fault.

Archean rocks are cut by north-northeast and northwest-trending gabbro dykes tentatively correlated with the 1884 Ma Molson Swarm and 1267 Ma MacKenzie Swarm, respectively. Carbonatites are present in a northwest-trending zone centered on the Stull-Wunnumin fault which suggests a deep-seated structural feature. The unexposed oval intrusion (Carb Lake Carbonatite Complex) north of McLeod Lake with a K-Ar biotite age of 1826±97 Ma occurs in the northwestern part of this feature.

The Big Beaver House and Schryburt Lake carbonatite complexes, east of North Caribou Lake, in the central part of the area further define this trend.

There are Proterozoic and Phanerozoic alkalic rock-carbonatite, alnoite, peridotite, lamprophyre, lamproite and kimberlite intrusions of several ages including 1.8, 1.2, 1.1, 0.6 and 0.15 Ga. Kimberlites that occur as dykes, stocks and diatremes in the Kirkland Lake and Hudson Bay Lowlands are of Jurassic age. There are also older, probably Proterozoic (1.1 Ga?) kimberlites in the Lowlands. Alkalic complexes, kimberlites and other intrusions are spatially associated with regional structures such as the Kenyon - Winisk River fault. These structures probably represent "zones of high permeability" marked by repeated intrusion of various types of mantle-derived mafic-ultramafic, alkalic and kimberlitic character. These, and other less well-known structures are considered to have controlled the emplacement of kimberlites.

The Canadian Shield was probably once entirely covered by Phanerozoic sedimentary sequences of shallow marine origin. These rocks, for the most part, were eroded away to expose the Shield but their thickest parts are now preserved in several deep basins, the Hudson Bay and Moose River Basins in the north and Michigan and Appalachian Basins in the south. In the northern basins, the depth to Precambrian basement is about 1,000 m. These major basins are separated by an orthogonal system of arches including the northeast striking Algonquin, Fraserdale and Cape Henrietta Maria arches and the northwest-striking Frontenac, Saguenay and Hudson Bay arches. These arches are composite, fault-bounded block structures on which repeated movements are recorded in the Phanerozoic record in the form of floods of craton-derived clastic sediments and displacements of stratigraphic units. Fault

displacements of 100's or even 1,000's of metres are recorded in some areas. These faults appear to have acted as conduits from the mantle to surface for kimberlite magma.

### *Exploration and Mineralization*

Heavy mineral studies carried out by the Ontario Geological Survey, Aurora and Superior Diamonds have identified kimberlite indicator minerals (KIM) within the project area. The geological history of the Superior Province, and the northwestern part in particular, point to the early (Archean) development of a thick stable crust with little subsequent thermal activity that could destroy the diamonds in the cool deep crustal keel.

The initial analysis of the Inco geophysical data by an independent consulting geophysicist in 2001 resulted in the identification of over 30 anomalies of which 16 were selected as high priority targets. These targets were usually characterized by a small, more or less circular, magnetic anomaly in plan view and a sharp peak or depression in profile. When the sites of these anomalies are compared to the regional geology, and in particular the regional structures, 10 of the anomalies appear to lie on or immediately adjacent to regional structures. At the same time as the staking program was being carried out in the fall of 2001, 57 overburden samples were collected within the area down-ice from the magnetic anomalies. These samples were sent to the Saskatchewan Research Council for processing for kimberlite indicator minerals (KIM). The work confirmed the presence of KIM in the area of the airborne anomalies with pyrope garnets, clinopyroxene, picroilmenite and chromite grains being recovered. Microprobe analyses confirmed the presence of 1 G10, 4 G9 Cr.pyrope gartnes and 1 fresh clinopyroxene.

Subsequent sampling for KIM during the helicopter-supported summer 2002 program by Superior Diamonds evaluated thirty-three magnetic anomalies in Area A, ten in Area B and twelve in Area C. In addition, fifteen regional surveys were conducted in Area A, three in Area B and one in Area C.

The summer 2002 program produced 588 samples which have all been processed for their KIM content. Determination of KIM geochemistry has been completed and the data is currently being compiled and evaluated for further exploration and future drill programs.

In summary, the work to date has confirmed the original sampling with nine potential kimberlites (staked in October 2001) being indicated. The 2002 sampling identified an additional 12 potential kimberlites with the results for 10 targets still in the preliminary stage.

To date, no kimberlite bodies have been discovered on the subject claims. It is considered that the geological evidence supports the concept that at least in part the Area of Interest has a high potential for the localization of kimberlite pipes of economic interest. The area meets the requirements for the localization of kimberlites of interest: a deep cool mantle keel, the presence of diamond-bearing kimberlites and kimberlite indicator minerals, typical of diamond-bearing mantle. Analysis of the Inco geophysical data has identified high priority magnetic anomalies that may represent kimberlites and many of these anomalies are associated with interpreted regional structures. The remainder of the targets indicated by the Inco data is being evaluated by sampling for KIM to determine if additional anomalies may represent kimberlites.

The exploration for diamonds in the area by other companies such as DeBeers Canada, Kennecott Explorations, BHP - Billiton, Navigator Exploration and Canabrava further indicates that this part of the Superior Province is considered by the industry to be highly prospective for diamond-bearing kimberlites.

### *Drilling*

No drilling has been completed on the properties.

*Sampling and Analysis*

The alluvial and till sampling was carried out concurrently with the staking in October 2001 by experienced field personnel. Each sample weighed approximately 20 kilograms and was not screened in the field. The samples were processed to determine their Kimberlite Indicator Mineral (KIM) content at the Saskatchewan Research Council Geoanalytical Services Laboratory in Saskatoon, Saskatchewan, a qualified and reputable lab.

The samples collected during the 2002 program for KIM were processed by Overburden Drilling Management Ltd., Kanata, Ontario, a well-recognized laboratory specializing in the treatment of samples for their heavy mineral content. Overburden Drilling has an established internal program of quality control.

Samples collected for geochemical analysis are being processed by ALS Chemex Laboratories in Thunder Bay, Ontario. ALS Chemex is a global laboratory organization with Quality Assurance groups in Brisbane, Australia and Vancouver, Canada which monitor laboratory performance within the group. ALS Chemex is certified to the internationally recognized standard ISO 9001: 2000 and is currently actively pursuing ISO 17025 accreditation.

*Mineral Resource and Reserve Estimates*

There are no mineral resources or mineral reserves defined.

*Mining Operations*

The project is at an exploration stage. There are no mining operations on the properties.

*Recommendations*

A two-phase $1.1 million exploration program was recommended in an earlier Technical Report dated June 23, 2002. Phase 1, at a cost of $195,300 was completed as of December 31, 2002. It consisted of additional field evaluation and detailed geophysical surveys over potential kimberlites. Preliminary results indicate that the Phase 1 program has identified additional potential kimberlites, indicating that Phase 2, with an estimated budget of $908,500 will be implemented.

## STATED BUSINESS OBJECTIVES

Superior Diamonds' objective is to complete the Business Combination and to continue its exploration of the AEM Exploration Project.

## AVAILABLE FUNDS

Superior Diamonds has working capital of approximately $325,000 (the "**Available Funds**") as of September 30, 2003.

## PRINCIPAL PURPOSES

Superior Diamonds anticipates that it will use the Available Funds as follows:

| | |
|---|---|
| Superior Diamonds' estimated costs of the transaction | $25,000 |
| Target definition component of the Phase II exploration work program (1) | $150,000 |
| Estimated administrative expenses and working capital for the next 12 months | $150,000 |
| **TOTAL:** | **$325,000** |

(1) See "Superior Diamonds Inc. - Property".
(2) Program budget of $225,000 less expenditures incurred to date of $75,000.

Superior Diamonds will spend the Available Funds as described above if the Business Combination does not complete. There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.

## PRO FORMA AVAILABLE FUNDS

Superior Diamonds expects to have its working capital of approximately $325,000 and Canabrava's working capital of $320,000, for an aggregate of $645,000 (the "**Pro Forma Available Funds**") available to it on completion of the Business Combination.

## PRO FORMA PRINCIPAL PURPOSES

Superior Diamonds anticipates that it will use the Pro Forma Available Funds as follows:

| | |
|---|---|
| Estimated costs of the transaction | $50,000 |
| Target definition component of the Phase II exploration work program (1) (2) | $150,000 |
| Target definition on the Mistassini Project(3) (4) | $135,000 |
| Estimated administrative expenses and working capital for the next 12 months | $310,000 |
| **TOTAL:** | **$645,000** |

(1) See "Superior Diamonds Inc. - Property".
(2) Program budget of $225,000 less expenditures incurred to date of $75,000.
(3) See "Canabrava Diamond Corporation – Property".
(4) Program budget of $175,000 less advance of $40,000.

Superior Diamonds will spend the Pro Forma Available Funds on completion of the Business Combination as described above. There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.

## SELECTED CONSOLIDATED FINANCIAL INFORMATION

This discussion should be read in conjunction with the audited financial statements and related notes thereto of Superior Diamonds which are incorporated by reference to this Information Circular.

The following table sets forth selected audited financial information of Superior Diamonds for the last three completed financial years and the seven month transition year:

| | Seven month period ended December 31, 2002 | FISCAL YEARS ENDED ($ in thousands except per share amounts) May 31, 2002 | May 31, 2001 | May 31, 2000 |
|---|---|---|---|---|
| Net Income (Loss) | ($388) (1) | ($69) | $72 (2) | ($129) |
| Loss Per Share | ($0.03) | ($0.01) | $0.05 | ($0.08) |
| Total Assets | $1,917 (3) | $38 | $157 | $6 |

(1) The loss of $388,473 for the seven months ending December 31, 2002 pertains mainly to expenditures relating to the business reorganization and Acquisition Agreement between Superior Diamonds and Aurora and to stock-based compensation.

(2) Operating loss for the year was $71,434 before extraordinary gain of $143,790 due to write-off of accounts payable which resulted in a net income for accounting purposes of $72,356.

(3) The increase in total assets to $1,917,118 resulted primarily from cash received pursuant to two private placements of Superior Diamonds' shares and the acquisition of mineral properties **and mineral assets** in exchange for shares of Superior Diamonds.

The following table sets forth selected (unaudited) quarterly financial information:

| | Quarter Ended | Four Months Ended | Quarter Ended | Quarter Ended |
|---|---|---|---|---|
| | | ($ in thousands except per share amounts) | | |
| | December 31, 2002 (1) | September 30, 2002 (1) | May 31, 2002 | February 28, 2002 |
| (Loss) | ($84) | ($304) (2) | ($35) | ($26) |
| Loss Per Share | ($0.01) | ($0.03) | ($0.01) | ($0.00) |
| | Quarter Ended | | | |
| | November 30, 2001 | August 31, 2001 | May 31, 2001 | February 28, 2001 |
| Income (Loss) | ($5) | ($2) | ($32) | ($46) |
| Income (Loss) Per Share | ($0.00) | ($0.00) | ($0.03) | ($0.03) |

(1) There are 7 months in the transition year.

(2) The loss of $304,072 for the four months ended September 30, 2002 pertains mainly to expenditures relating to the business reorganization and Acquisition Agreement between Superior Diamonds and Aurora and to stock-based compensation.

## MANAGEMENT DISCUSSION AND ANALYSIS

### *Overview*

On August 29, 2002 Superior Diamonds completed a business reorganization pursuant to the Acquisition Agreement entered into in April 2002 with Aurora whereby Superior Diamonds issued to Aurora 13,150,000 common shares and 550,000 share purchase warrants in exchange for interests in certain mineral claims and related rights. The acquisition was treated as a reverse takeover ("**RTO**") of Superior Diamonds under the policies of the TSXV. However the direct purchase method of accounting has been applied in accordance with generally accepted accounting principles and the value of the Mineral Assets has been recorded at their cost or book value.

There was a change in management and Aurora obtained control by acquiring 58% of the outstanding shares of Superior Diamonds. The name was changed from Consolidated Ouro Brasil Ltd. to Superior

Diamonds Inc. and the fiscal year end date was changed from May 31 to December 31. As a result, Superior Diamonds has a transition year of seven months ended December 31, 2002. Superior Diamonds also changed its currency of reporting from U. S. dollars to Canadian dollars. Superior Diamonds used an exchange rate of $1USD=$1.5275CDN to translate its comparative numbers. This was the rate in effect on May 31, 2002 which was the last date that the U.S. dollar was used as the currency of primary measurement and display.

Prior to completion of the business reorganization in 2002, Superior Diamonds was not actively involved in any business activity. Consequently, in addition to the effect of a seven month transition year, the comparisons to the historical year in the following discussion may not be meaningful.

Management maintains a system of internal controls to obtain assurance that Superior Diamonds' assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

***Results Of Operations***

Seven Month Period Ended December 31, 2002 Compared to Years Ended May 31, 2002 and 2001

Net loss for the seven month period ended December 31, 2002 was $388,473 or $0.03 per share compared to a net loss of $68,750 or $0.01 per share for the year ended May 31, 2002 and net income of $72,356 or $0.05 per share for 2001. The increase in loss pertains mainly to expenditures relating to the business reorganization and Acquisition Agreement between Superior Diamonds and Aurora and to stock based compensation. Income in 2001 resulted from a settlement of accounts payable.

*Consulting and management fees* includes $16,000 and $8,000 in management fees paid to Southwestern Resources and Aurora respectively pursuant to separate administrative services agreements, $36,946 in fees on account of consulting and management services provided by directors, officers and other consultants, and $79,900 relating to stock based compensation expense for stock options granted to non-employees during 2002.

*General exploration* includes $72,954 relating to stock based compensation expense for stock options granted to non-employees involved in exploration work.

*Investor relations* expense of $32,087, $14,976 and $2,610 for the period ended December 31, 2002 and years ended May 31, 2002 and 2001 respectively, includes regulatory and transfer agent fees and the costs related to the printing and dissemination of shareholder information.

*Legal and accounting* expense of $128,573 includes $117,620 of legal fees relating to the business reorganization. Superior Diamonds incurred legal and accounting fees of $38,386 during the year ended May 31, 2002 and $36,190 in 2001.

*Office expense* of $14,316 for the seven months ended December 31, 2002 (May 31, 2002 - $31,619; May 31, 2001 - $5,436) relates to costs incurred that are of a general and administrative nature.

***Financial Condition, Liquidity And Capital Resources***

On August 16, 2002, a special meeting of shareholders was held and shareholder approval was received for the RTO with Aurora, and on August 29 the transactions set out in the Acquisition Agreement also received regulatory approval. Superior Diamonds acquired certain mineral claims and related rights from Aurora in exchange for Superior Diamonds issuing to Aurora 13,150,000 common shares (the

"**Acquisition Shares**") and 550,000 non-transferable share purchase warrants (the "**Acquisition Warrants**"). Each Acquisition Warrant will allow Aurora to purchase one common share of Superior Diamonds for $0.25 for two years from issuance.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. The escrowed shares will be released in stages with the final lot being released in August 2005 under the current escrow agreement.

In addition, on August 29, 2002, 1,785,714 warrants and 28,000 stock options were exercised for proceeds of $303,571 and $5,320 respectively.

Concurrent with and part of the business reorganization, Superior Diamonds raised $1 million through the sale of 4 million units at $0.25 per unit. Each unit consisted of one common share and one half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at $0.50 until August 28, 2003. The agent received a cash commission of 7.5% of the gross proceeds and 325,000 broker warrants, and a finders fee of 75,000 warrants was issued to a third party. These warrants enable the holder to buy one common share at $0.25 until August 28, 2003.

Superior Diamonds had working capital of $1,144,831 as at December 31, 2002 compared to $5,531 as at May 31, 2002 and $73,835 as at May 31, 2001.

During the seven month period ended December 31, 2002, Superior Diamonds raised a total of $1,674,381 (net) by issuing an aggregate of 7,242,287 common shares pursuant to two private placements as well as the exercise of warrants and stock options.

On December 31, 2002 Superior Diamonds closed a private placement of 428,570 flow through and 1,000,003 non-flow through units at $0.35 per unit for gross proceeds of $500,000. Each flow through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole warrant entitles the holder to buy one non-flow through common share for $0.60 within 12 months after closing. The agent was paid a commission of 7.5% of gross proceeds and received 142,857 broker warrants. Each broker warrant entitles the holder to buy one non-flow through common share at a price of $0.40 within 12 months after closing. Proceeds from the flow through shares were renounced under the "look-back rule" for the year ended December 31, 2002.

Superior Diamonds adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments, effective January 1, 2002. As a result of stock options granted to non-employees, Superior Diamonds recognized $152,854 as stock-based compensation expense and included this amount in contributed surplus.

On May 4, 2001, Superior Diamonds issued 1,785,714 units for $0.14 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant that entitled the purchaser to purchase one additional common share for $0.17. These warrants were exercised in August 2002.

On November 30, 2000, Superior Diamonds' creditors agreed to accept 369,070 shares at a deemed price of $0.2025 per common share as settlement of outstanding payables. The difference between the book amount and the value of the shares issued is included within the statement of loss and deficit as settlement of accounts payable.

During the period ended December 31, 2002 the value of resource properties increased by $594,343 of which $294,881 relates to the acquisition of the Mineral Assets. A total of $299,462 in exploration

expenditures ($158,262 on a cash basis) was incurred on Superior Diamonds' resource properties during the period.

In management's view, Superior Diamonds' cash position is sufficient to fund planned exploration expenditures in the short term. However, Superior will need to secure additional financing in order to advance its exploration programs and meet ongoing obligations.

***Outlook***

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of Superior Diamonds' properties has a known economic diamond deposit. Other risks facing Superior Diamonds include competition and marketing, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Superior Diamonds will focus the majority of its exploration activities in Ontario, Canada, and as opportunities present themselves will form alliances with third parties in order to reduce shareholder risk. As an exploration company, the future liquidity of Superior Diamonds will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.

## DIVIDEND POLICY

Superior Diamonds has not paid dividends since its incorporation. Superior Diamonds currently intends to retain all available funds, if any, for use in its business.

## AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Superior Diamonds consists of 100,000,000 common shares of which 24,092,688 were issued and outstanding as of the date of this Information Circular. On completion of the Business Combination, it is anticipated that there will be approximately 24,013,324 SDX Consolidated Shares issued and outstanding. If the SDX Authorized Capital Resolution is approved, Superior Diamonds will have an unlimited authorized capital.

Holders of SDX Shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a *pro rata* share of the assets of Superior Diamonds available for distribution to holders of SDX Shares in the event of liquidation, dissolution or winding-up of Superior Diamonds. All rank *pari passu*, each with the other, as to all benefits which might accrue to the holders of common shares.

## SHARE AND LOAN CAPITAL (CURRENT AND POST-BUSINESS COMBINATION)

The following table and the notes thereto set forth the share and loan capital of Superior Diamonds as at the dates specified therein. The following table should be read in conjunction with, and is qualified by reference to, Superior Diamonds' pro forma financial statements attached as Schedule "D" to this Information Circular.

| Designation of Security | Authorized | Amount Outstanding as of Sept 30, 2003 (1) | Amount Outstanding after giving effect to the Business Combination (1)(2) |
|---|---|---|---|
| Common Shares | Unlimited | 24,092,688 SDX Shares | 24,013,324 SDX Consolidated Shares |

(1) All figures are unaudited.

(2) Post-SDX Consolidation.

## CONSOLIDATED CAPITALIZATION (CURRENT AND POST-BUSINESS COMBINATION)

There has been no material change in the share and loan capital of Superior Diamonds on a consolidated basis since the date of the most recently completed financial year.

## OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES (CURRENT AND POST-BUSINESS COMBINATION)

Options

The following table sets out all the outstanding options in Superior Diamonds:

| Optionees | Number of SDX Shares Subject to Options (1) (2) (3) | Exercise Price(2) | Market Value of Securities on the Date of Grant | Number in the Group |
|---|---|---|---|---|
| Executive Officers and Past Executive Officers | 250,000 | $0.25 | $0.25 | 2 |
| Directors and Past Directors | 1,150,000 | $0.25 | $0.25 | 4 |
| Employees and past Employees | 100,000 | $0.25 | $0.25 | 1 |
| Consultants and Management Company Employees | 1,500,000<br>30,000<br>100,000 | $0.25<br>$0.40<br>$0.20 | $0.25<br>$0.48<br>$0.20 | 15<br>1<br>1 |

(1) There will be no options exchanged pursuant to the Arrangement as the existing Canabrava Options will be cancelled.

(2) Pursuant to the SDX Consolidation, the number of outstanding options will be consolidated on a one (1) new for two (2) old basis and the exercise price will be doubled.

(3) Pursuant to the existing stock option plan, up to 4,526,233 SDX Shares (pre-Consolidation) may be issued. Superior Diamonds has asked shareholders to approve an amendment of the existing stock option plan to permit the issuance of a total of 4,802,664 SDX Consolidated Shares. See "SDX Stock Option Plan Amendment".

Warrants

As at the date of this Information Circular there are 3,802,143 warrants outstanding. Each warrant entitles the holder to purchase one SDX Share, at the prices and during the periods referred to in the table below.

| Date Issued | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| Series A | | | |
| August 29, 2002 | 550,000 (1) | $0.25 | August 29, 2003 |
| August 29, 2002 | 395,000 | $0.25 | August 29, 2003 |
| August 29, 2002 | 2,000,000 | $0.50 | August 29, 2003 |
| Series B | | | |
| December 31, 2002 | 714,286 | $0.60 | December 31, 2003 |
| December 31, 2002 | 142,857 | $0.40 | December 31, 2003 |
| **TOTAL** | **3,802,143** (2) | | |

(1) Issued to Aurora as part consideration for the Mineral Assets.
(2) 1,901,071 on a post-Consolidation basis.

Upon completion of the Business Combination, 2,028,197 Superior Diamonds warrants will be issued in exchange for the existing Canabrava Warrants (assuming no Canabrava Warrants are exercised) on a one (1) for two and one-half (2.5) basis, exercisable at prices two and one-half (2.5) times greater than the original price. The additional warrants to be issued in exchange for the Canabrava Warrants are set forth in the table under the heading "Business Combination – Other Canabrava Securities" in this Information Circular. On this basis, an aggregate 3,929,269 Superior Diamonds warrants are expected to be outstanding, post-Business Combination.

## PRIOR SALES

The only securities issued by Superior Diamonds during the twelve months preceding the date of this Information Circular were:

| Date of Issue | No. of Securities Issued | Price | Reason for Issue |
|---|---|---|---|
| October 1, 2002 | 30,000 Stock Options | $0.40 | Grant of Stock Options |
| December 31, 2002 | 428,570 Flow Through Units (2)<br>1,000,003 Non Flow Through Units | $0.35 | Private Placement |
| December 31, 2002 | 142,857 warrants (1) | $0.40 | Broker's fees |
| March 12, 2003 | 5,000 Shares | $0.25 | Exercise of Warrants |
| May 13, 2003 | 100,000 Stock Options | $0.20 | Grant of Stock Options |

(1) The flow-through units consisted of one flow-through share and one-half of one non flow-through warrant. Each non flow-through unit consisted of one common share and one-half of one warrant. The warrants are exercisable at $0.60 until December 31, 2003.
(2) The warrants are exercisable at $0.40 until December 31, 2003.

## STOCK EXCHANGE PRICES

The SDX Shares are listed for trading on the TSXV under the trading symbol "SDX". The following table sets out the market price range and trading volume of SDX Shares on the TSXV for the periods indicated.

| Year | Period | High ($) | Low ($) | Volume (no. of shares) |
|---|---|---|---|---|
| 2001 | Third Quarter | $0.19 | $0.16 | 21,775 |
| | Fourth Quarter | $0.18 | $0.16 | 31,670 |
| 2002 | First Quarter | $0.26 | $0.15 | 32,025 |
| | Second Quarter | Halted | -- | -- |
| | Third Quarter | $0.45 | $0.27 | 481,865 |
| | Fourth Quarter | $0.65 | 0.36 | 128,275 |
| 2003 | First Quarter | $0.47 | $0.27 | 143,415 |
| | April | $0.36 | 0.27 | 59,200 |
| | May | $0.26 | $0.18 | 163,650 |
| | June | $0.24 | $0.18 | 66,200 |
| | July | $0.22 | $0.13 | 221,128 |
| | August | $0.15 | $0.12 | 117,200 |
| | September | $0.20 | $0.11 | 388,550 |

## PERFORMANCE SHARES OR ESCROW SECURITIES

The Acquisition Shares and Acquisition Warrants issued to Aurora were placed in escrow as well as 94,750 shares owned by Mr. K. Wayne Livingstone (the "**Escrow Securities**") pursuant to an escrow agreement (the "**Escrow Agreement**"), dated as of August 16, 2002, between the Company, Computershare Trust Company of Canada as the escrow agent and Aurora. The Escrow Agreement provides that the Escrow Securities are to be released from escrow on the basis of 10% at the time the Exchange issues its exchange notice accepting the Acquisition for filing (the "**Exchange Notice**") and 15% each six months thereafter, ending 36 months from the date of the said notice. The Exchange Notice was issued on August 29, 2002. A total of 7,960,913 SDX Shares and 330,000 Acquisition Warrants remain in escrow.

The Escrow Agreement provides that the Escrowed Securities may not be transferred or otherwise dealt with during the term of the Escrow Agreement unless authorized by the Exchange or unless the transfers or dealings are within escrow and are:

(i) transfers to continuing or, upon their appointment, incoming directors and officers of Superior Diamonds or of a material operating subsidiary, with approval of Superior Diamonds' board of directors;

(ii) transfers to an RRSP or similar trusteed plan provided that the only beneficiary is the transferor; and

(iii) transfers upon bankruptcy to the trustee in bankruptcy.

Tenders of Escrow Shares to a take-over bid will be permitted, provided that, if the tenderer is a principal of the successor company upon completion of the take-over bid, securities received in exchange for tendered Escrow Shares will be substituted in escrow on the basis of the successor company's escrow classification.

There are a further 14,063 Shares held in escrow which are subject to cancellation. Superior Diamonds will be taking the necessary steps to cancel these Shares.

## RESALE RESTRICTIONS

Resale restrictions applicable to the SDX Shares issued to Canabrava Shareholders described under "Securities Laws Considerations" in this Information Circular.

## PRINCIPAL HOLDERS OF VOTING SECURITIES (CURRENT AND POST-BUSINESS COMBINATION)

To the knowledge of the directors and officers of Superior Diamonds, no person, upon completion of the Business Combination, will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of Superior Diamonds except the following:

| Name and Municipality of Residence(1) | Designation of Class | Type of Ownership | Number and (Percentage) of SDX Shares as of the Date of the Information Circular | Number and (Percentage) of SDX Consolidated Shares Post-Business Combination |
|---|---|---|---|---|
| Aurora (2)<br>Vancouver, B.C. | Common | Direct | 13,721,430<br>56.95% | 6,860,715<br>28.57% |
| Southwestern Resources (3)<br>Vancouver, B.C. | Common | Direct | Nil | 4,014,510 (3)<br>16.72% |

(1) Information in this table is based on information provided to Superior Diamonds by those named.
(2) Aurora's SDX Shares will be exchanged for SDX Consolidated Shares.
(3) Southwestern Resources owns 20,072,550 Canabrava Shares which will be exchanged for SDX Shares pursuant to the Arrangement and then consolidated pursuant to the SDX Consolidation.

## DIRECTORS AND OFFICERS (CURRENT AND POST-BUSINESS COMBINATION)

The following table sets forth the name, municipality of residence, position with Superior Diamonds and principal occupation of, and number and percentage of SDX Consolidated Shares to be owned or over which control and direction may be exercised by, each of the current directors and executive officers of Superior Diamonds and by the new director following completion of the Business Combination.

| Name & Residence (1) | Principal Occupation, Business or Employment | Director Since | No. and % of SDX Shares Currently Held | No. and % of SDX Consolidated Shares to be Held Post-Business Combination |
|---|---|---|---|---|
| **John G. Paterson**<br>Vancouver, British Columbia<br>President, Chief Executive Officer and Director | President CEO and Director Southwestern Resources; Director of Lake Shore (all public mineral exploration companies); President of Glengarry Resource Management Inc. (a private consulting company). | 2002 | 200,000<br><1% | 110,940 (2)<br><1% |

| Name & Residence [(1)] | Principal Occupation, Business or Employment | Director Since | No. and % of SDX Shares Currently Held | No. and % of SDX Consolidated Shares to be Held Post-Business Combination |
|---|---|---|---|---|
| **Michael D. Winn** [(3)] Laguna Beach, California Director | President, Terrasearch Inc. (a financial consulting company). | 2002 | 100,000 <1% | 50,000 <1% |
| **K. Wayne Livingstone** [(3)] Vancouver, British Columbia Director | President of New Oroperu Resources Inc. (a public mineral exploration company); partner in a Yukon placer mining operation. | 1998 | 94,750 <1% | 47,375 <1% |
| **Thomas W. Beattie** [(3) (4)] West Vancouver, British Columbia Proposed Director | Vice President, Corporate Development and Corporate Secretary of Southwestern Resources; Interim President of Canabrava; and Director of Westvista Management Inc. (a private consulting company). | 2002 | 86,000 <1% | 43,000 <1% |
| **Alan C. Moon** [(5)] Calgary, Alberta Proposed Director | President of Crescent Enterprises Inc. (private corporate consulting company), Chairman of Maxim Power Corp. (public electrical generation company). | N/A | Nil | 1,400 <1% |
| **Parkash K. Athwal** Ladner, British Columbia Chief Financial Officer | Chief Financial Officer of Superior Diamonds and Lake Shore; Vice President and Chief Financial Officer of Aurora, Southwestern Resources and Canabrava. | N/A | Nil | Nil |
| **Susy H. Horna** Surrey, British Columbia Corporate Secretary | Corporate Secretary of Superior Diamonds and Lake Shore; Executive Legal Assistant for Aurora, Southwestern Resources and Canabrava. | N/A | Nil | Nil |

(1) The term of office of each director expires at the next annual general meeting of shareholders of Superior Diamonds.
(2) Includes Canabrava Shares exchanged pursuant to the Arrangement.
(3) Messrs. Winn and Livingstone are members and Mr. Beattie will be a member of Superior Diamonds' audit committee.
(4) Mr. Beattie was a director of Superior Diamonds until October 1, 2003 when he became Interim President of Canabrava. Mr. Beattie will be reappointed as a director upon completion of the Business Combination.
(5) On completion of the Business Combination, Alan C. Moon will be appointed as a director. For information about Mr. Moon, see "Management" below and "Canabrava Diamond Corporation – Directors and Officers".

As at the date of this Information Circular, the directors and officers of Superior Diamonds as a group owned beneficially, directly or indirectly, or exercised control or direction over a total of 480,750 SDX Shares, representing 1.99% of the issued SDX Shares.

Upon the completion of the Business Combination, it is expected the directors and senior officers as a group, will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of

approximately 252,715 SDX Consolidated Shares representing approximately 1.05% of the issued SDX Consolidated Shares.

## Management

The following is a brief biography of current and proposed management.

John G. Paterson, President and Chief Executive Officer and Director: Mr. Paterson will continue as President and Chief Executive Officer and Director of Superior Diamonds upon completion of the Business Combination. Mr. Paterson has worked extensively in Canada, the United States, South America, Asia and Australia providing consulting services to senior mining firms working mainly in Australia and Indonesia. Much of his work was directed towards Archean gold deposits in Australia and included property/project generation, valuation, ore reserve and feasibility studies. In 1990 he formed Southwestern Resources (formerly Southwestern Gold Corporation). Mr. Paterson has completed graduate courses in mineral exploration at Queens University and holds a BSc. (Hons.) Geology from Carleton University, is a Fellow of the Geological Association of Canada and a member of the Australasian Institute of Mining and Metallurgy.

Thomas W. Beattie, Proposed Director: Mr. Beattie was a director of Superior Diamonds from August 2002 to September 2003. He will be appointed as a director upon completion of the Business Combination.

Mr. Beattie has over 25 years of business experience, principally as in-house counsel and in management positions with international mining and exploration companies. In 1980 he joined Placer Dome Inc. as a solicitor dealing mainly with the legal aspects of foreign exploration. In 1987 he joined Orvana Minerals Corp. and was its Executive Vice President and Chief Financial Officer immediately prior to him joining Southwestern Resources in 1996 as Vice President, Corporate Development and Corporate Secretary. Mr. Beattie is also a senior officer of Canabrava and Aurora and a director of Lake Shore.

Mr. Beattie obtained a LL.B. in 1977 and a B.Comm. in 1976 from the University of British Columbia.

Michael D. Winn, Director: Mr. Winn was appointed as a director of Superior Diamonds in August 2002. Michael D. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies and a director of Quest Capital Corp., a British Columbia company listed on the Toronto Stock Exchange, which provides merchant banking services. Prior to forming Terrasearch Inc. in 1997, Mr. Winn spent four years as an analyst for a southern California based brokerage firm (Global Resource Investments Ltd.) where he was responsible for the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several companies that are involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a B.Sc. in geology from the University of Southern California. Mr. Winn is also a director of Aurora and Lake Shore.

Alan C. Moon, Proposed Director: Mr. Moon will be appointed as an outside director upon completion of the Business Combination. Mr. Moon has been and continues to be the President of Crescent Enterprises Inc., a private corporate consulting company. In addition, Mr. Moon is the Chairman of the Board of Maxim Power Corp. and prior to 2000, was the Vice President Corporate Development and then President, for TransAlta Energy Corporation. Mr. Moon has been a director of Canabrava since 1998.

Mr. Moon began his career as an engineer in the mining industry for Sherritt Gordon Mines Limited and International Nickel Company. After receiving his MBA, Mr. Moon held various positions at Home Oil Company Limited in the fields of corporate planning, economic analysis, and corporate acquisitions. Mr. Moon then moved into investment management and business development in his position as Vice

President of Kanesco Holding Ltd., managing a portfolio of private investments worth approximately $100 million. Mr. Moon holds a Bachelor of Science (Chemical Engineering) from the University of Alberta and a Masters of Business Administration ("MBA") from the University of Western Ontario.

K. Wayne Livingstone, Director: Mr. Livingstone has been a director of Superior Diamonds since 1998. He is currently President of New Oroperu Resources Inc., a public mineral exploration company, and a partner in a Yukon placer mining operation.

Mr. Livingstone has over 35 years experience in exploration geology. He was principally involved in the exploration and development of the Crofoot Mine in Nevada, an open pit, heap leach gold mine that produced in excess of one million ounces. The Nevada project was acquired and developed by Hycroft Resources and Development Inc. while Mr. Livingstone was a director. Mr. Livingstone holds a BSc. Geology from Carleton University, and an MSc. Geology from the University of British Columbia.

Parkash K. Athwal, Vice President Finance & CFO: Parkash K. Athwal was appointed to her current position in Superior Diamonds in August 2002. Ms. Athwal joined Southwestern Resources in 1994 as Controller, and became Vice President, Finance and CFO in December 2000. She is also Vice President, Finance and CFO of Canabrava, Aurora and Lake Shore.

Ms. Athwal has over 15 years of experience working for publicly listed companies in financial managements positions. During her career she has been involved with managing all aspects of the financial reporting function including regulatory filings in the U.S., treasury management, streamlining functions of foreign accounting offices, establishing subsidiary companies in foreign jurisdictions, and has assisted in the preparation of documents for various public financings and reverse take-overs of public companies. In 1986 she joined Adagio Enterprises Ltd., a manufacturing company, and International Aqua Foods, an aquaculture company in 1991. She is a Certified Management Accountant ("CMA") and a member of the Society of Management Accountants of B.C.

Susy H. Horna, Corporate Secretary: Ms. Horna was appointed Corporate Secretary of Superior Diamonds Ltd. in August 2002. Ms. Horna is also Corporate Secretary of Lake Shore and Canabrava.

Ms. Horna has over 13 years of experience in the Legal Assistant field, having started in 1989 at Harry Crosby, Law Office assisting a sole practitioner in various areas of law. In 1995 she joined Orvana Minerals Corp. to assist Orvana's Executive Vice President and Chief Financial Officer. In 1996 she joined Southwestern Resources as Executive Legal Assistant. Ms. Horna has completed law studies, holds a Language and Literature diploma from the Pontificia Universidad Catolica del Peru, and prior to immigrating to Canada articled in the legal department of one of Peru's main financial institutions.

**Corporate Cease Trade Orders Or Bankruptcies**

No director or officer of Superior Diamonds, or to the knowledge of Superior Diamonds any shareholder holding a sufficient number of SDX Shares to affect materially the control of Superior Diamonds, is, or within the 10 years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer of that issuer, was the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer or appointed to hold the assets of that director or officer.

**Penalties Or Sanctions**

No director or officer of Superior Diamonds, or to the knowledge of Superior Diamonds any shareholder holding a sufficient number of SDX Shares to affect materially the control of Superior Diamonds is, or during the 10 years prior to the date hereof, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

**Individual Bankruptcies**

No director or officer of Superior Diamonds, or to the knowledge of Superior Diamonds any shareholder holding a sufficient number of SDX Shares to affect materially the control of Superior Diamonds, during the 10 years prior to the date hereof, has been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

**Conflicts Of Interest**

The directors of Superior Diamonds are required by law to act honestly and in good faith with a view to the best interest of Superior Diamonds and to disclose any interests which they may have in any project or opportunity of Superior Diamonds. Such directors or officers in accordance with the Yukon Act will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. If a conflict of interest arises, any director in a conflict must disclose his interest and abstain from voting on the matter at a meeting of the board of directors.

To the best of Superior Diamonds' knowledge, there are no known existing or potential conflicts of interest among Superior Diamonds, its promoters, directors, officers or other members of management of Superior Diamonds as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies. See "Executive Compensation" and "General Proxy Information - Interest of Management and Others in Material Transactions".

**Indebtedness of Directors, Executive Officers and Officers**

There is and has been no indebtedness of any director, executive officer or officer or associate of any of them, to or guaranteed or supported by Superior Diamonds during the period from incorporation.

**EXECUTIVE COMPENSATION**

The following table sets forth all annual and long term compensation for services in all capacities to Superior Diamonds for the seven month fiscal year ended December 31, 2002, and the financial years ended May 31, 2002 and May 31, 2001 to the extent required by the applicable Securities Acts in respect of the individual who was as at December 31, 2002 the Chief Executive Officer and the four most highly compensated executive officers of Superior Diamonds, other than the Chief Executive Officer, who received total salary and bonuses in excess of $100,000 (and for the purpose of the Business Corporations Act (Yukon) $40,000) during the relevant periods (the "**Named Executive Officers**").

## Summary Compensation Table

| | Annual Compensation | | | | Long-Term Compensation (1)(2) | | |
|---|---|---|---|---|---|---|---|
| | | | | | Awards | | |
| Name & Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options (#) Granted (1) | Restricted Shares or Share Units ($) (2) | All Other Compensation ($) |
| John G. Paterson (3)(4) | 2002 (5) | nil | nil | 15,000 (7) | 600,000 | nil | nil |
| | 2002 (6) | n/a | n/a | n/a | n/a | n/a | n/a |
| President & CEO | 2001 | n/a | n/a | n/a | n/a | n/a | n/a |
| | 2000 | n/a | n/a | n/a | n/a | n/a | n/a |
| K. Wayne Livingstone (8) | 2002 | nil | nil | nil | 150,000 | nil | nil |
| Former President | 2001 | nil | nil | nil | nil | nil | nil |
| & CEO | 2000 | nil | nil | nil | nil | nil | nil |

(1) Superior Diamonds did not grant any Stock Appreciation Rights ("SAR"). SAR means a right, granted by Superior Diamonds as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue of securities based wholly or in part on changes in the trading price of publicly traded securities.

(2) Superior Diamonds did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of Superior Diamonds or an affiliate of Superior Diamonds, the price for Superior Diamonds' securities, or any other measure, but does not include option plans, SAR plans or plans for compensation through restricted shares or restricted share units.

(3) Mr. Paterson was appointed President and CEO of Superior Diamonds on August 29, 2002 and is a director.

(4) Mr Paterson also received 600,000 stock options as compensation from Lake Shore, a non-subsidiary affiliate of Superior Diamonds.

(5) In 2002 Superior Diamonds changed its year end from May 31 to December 31 and therefore the financial year 2002 ended December 31 was a seven month period.

(6) Fiscal year ended May 31, 2002.

(7) Paid to Glengarry Resource Management Inc., a private consulting company controlled by Mr. Paterson.

(8) Mr. Livingstone was President and CEO of Superior Diamonds from 1998 to August 29, 2002.

Superior Diamonds has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in Superior Diamonds' most recently completed or current financial year, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

## Long Term Incentive Plan (LTIP) Awards

Superior Diamonds does not have a Long Term Incentive Plan ("**LTIP**") pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of securities), was paid or distributed to the Named Executive Officers during the period from incorporation.

## Option/Stock Appreciation Rights ("SAR'S") Grants

The following table sets forth details of option/SAR grants to Named Executive Officers, directors and officers during the most recently completed financial year (1):

| Name | Securities Under Options Granted [2] (#) | % of Total Options Granted to Employees in Financial Year | Exercise Or Base Price ($/Security) | Market Value Of Securities Underlying Options on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| John G. Paterson [3] | 600,000 | 20% | 0.25 | 0.25 [4] | August 28, 2007 |
| K. Wayne Livingstone [5] | 150,000 | 5% | 0.25 | 0.25 [6] | August 28, 2007 |

(1) The most recently completed financial year was the seven month period ended December 31, 2002.
(2) No SAR's were granted.
(3) Mr. Paterson was appointed President and CEO of Superior Diamonds on August 29, 2002 and is a director.
(4) Mr. Livingstone was President and CEO of Superior Diamonds from 1998 to August 29, 2002.

## Aggregated Option Exercises

The following table sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officers, directors and officers and the end of year value of unexercised in-the-money options on an aggregated basis.

| Name | Securities Acquired On Exercise (#) [1] | Aggregate Value Realized ($) | Unexercised Options at December 31, 2002 (#) Exercisable/Unexercisable | Value of Unexercised In the Money Options At December 31, 2002[2] ($) Exercisable/ Unexercisable |
|---|---|---|---|---|
| John G. Paterson | Nil | n/a | 600,000/nil | 120,000/ nil |
| K. Wayne Livingstone | nil | n/a | 150,000/nil | 30,000/nil |

(1) No SAR's were exercised.
(2) Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

## Defined Benefit or Actuarial Plan Disclosure

Superior Diamonds has no defined benefit or actuarial plans.

## Termination Of Employment, Changes In Responsibility And Employment Contracts

Superior Diamonds has no compensatory plan or agreements to compensate executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

## Compensation of Directors

Superior Diamonds has no arrangements, standard or otherwise, pursuant to which directors are compensated by Superior Diamonds for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

There were no individual grants of options to purchase securities of Superior Diamonds made to the directors of Superior Diamonds (excluding the Named Executive Officers) during the fiscal year ended December 31, 2002

**Yukon Act Disclosure**

No directors or officers of Superior Diamonds other than the Named Executive Officers received individual compensation in excess of $40,000 for services in all capacities during the most recently completed financial year. Superior Diamonds does not have a pension plan or retirement plan.

## RISK FACTORS

***No Source of Income***

Superior Diamonds has no income from operations and none is likely in the near future. Superior Diamonds is therefore dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, undertake exploration and development of diamond properties and meet general and administrative expenses. There is no assurance that Superior Diamonds will be successful in raising the required capital.

***Financing Risks***

Whether or not the Business Combination completes, additional funding will be required to complete the funding of the proposed or future exploration programs on Superior Diamonds' properties and to conduct any other exploration programs. If Superior Diamonds' proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to Superior Diamonds are the sale of equity capital, or the offering by Superior Diamonds of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause Superior Diamonds to reduce or terminate its proposed operations.

***Dilution***

Issuances of additional securities pursuant to the Business Combination and future financings will result in dilution of the equity interests of persons who are currently Shareholders or who become Shareholders of Superior Diamonds pursuant to this Business Combination.

***Exploration and Development***

All of the properties in which Superior Diamonds has an interest are in the exploration stages only and are without an economic mineral deposit. Development of Superior Diamonds' mineral properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. There is no assurance that Superior Diamonds' mineral exploration and development activities will result in any discoveries of commercial mineral deposits. The long-term profitability of Superior Diamonds' operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond Superior Diamonds' control.

***Operations***

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Superior Diamonds has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and

production of minerals, any of which could result in work stoppages, damage to property, and possible environmental damage.

*Competition and Marketing*

The mining industry in general is intensely competitive and there is no assurance that even if commercial quantities of diamonds are discovered, a ready market will exist for their sale. Factors beyond the control of Superior Diamonds may affect the marketability of any diamonds discovered. These factors include market fluctuations, the proximity and capacity of commercial markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of diamonds and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Superior Diamonds not receiving an adequate return on invested capital or issuing its investment capital.

***Price and Currency***

Superior Diamonds' revenues, if any, would be derived from mining and subsequent sale of diamonds. The diamond market is a unique and complex business, which is largely controlled by the London-based Diamond Trading Company ("**DTC**"). While DTC has been successful maintaining a stable market with steadily increasing prices over the past 10 years, the industry periodically faces challenging conditions such as fluctuations in currencies, interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, and improved mining and production methods. The effect of these factors on the price of minerals that may be produced from Superior Diamonds' properties, and, ultimately, the economic viability of Superior Diamonds' properties, cannot be predicted accurately.

Superior Diamonds raises its equity and maintains its accounts in Canadian currency. Superior Diamonds does not engage in currency hedging activities.

***Environmental, Health and Safety Regulations***

All phases of Superior Diamonds' operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on Superior Diamonds' activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on Superior Diamonds. Additionally, Superior Diamonds may be subject to liability for pollution or other environmental damages, which it may not insure against.

***Insurance***

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Superior Diamonds may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on Superior Diamonds' financial position. Although Superior Diamonds maintains liability insurance in an amount which it considers adequate, the

nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or Superior Diamonds may not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event Superior Diamonds could incur significant costs that could have a materially adverse effect upon its financial position.

*Management*

The success of Superior Diamonds' business is largely dependent upon the efforts of a small management team. The loss of any key member could be detrimental to Superior Diamonds if a suitable replacement could not be found at a comparable compensation level. Superior Diamonds has not obtained key-man life insurance with respect to these individuals.

*Nature of the Securities*

The purchase of SDX Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The SDX Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of Superior Diamonds should not constitute a major portion of an investor's portfolio.

*Permits and Licenses*

The operations of Superior Diamonds will require licenses and permits from various governmental authorities. Superior Diamonds believes it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that Superior Diamonds will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

*Title Matters*

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed. There is no guarantee of title to any of Superior Diamonds' properties. Superior Diamonds' properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Superior Diamonds has not surveyed the boundaries of any of its properties and consequently the boundaries may be disputed. Superior Diamonds' properties may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects.

*Possible Volatility of Stock Price*

The market price of Superior Diamonds' Shares can be subject to wide fluctuations in response to factors such as actual or anticipated variations in Superior Diamonds' results of operations, changes in financial estimates by securities analysts, general market conditions and other factors. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations may adversely affect the market price of Superior Diamonds' Shares.

*Conflicts of Interest*

Some of the proposed directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on their own behalf and on behalf of other corporations in which they have an interest. As a result, situations may arise where these directors and officers will be in direct competition with Superior Diamonds. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Yukon Act.

See also "Significant Positions and Shareholdings".

## INVESTOR RELATIONS ARRANGEMENTS

Canabrava has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Canabrava or its securities, or to engage in activities for the purposes of stabilizing the market, either now or in the future with respect to its securities.

## PROMOTER

Aurora may be considered the promoter of Superior Diamonds.

## SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

Superior Diamonds has not entered into any Sponsorship or Fiscal Agency Agreements.

## LEGAL PROCEEDINGS

Superior Diamonds and its subsidiaries are not a party to any material legal proceedings and Superior Diamonds is not aware of any such proceedings known to be contemplated.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or greater than 10% shareholder of Superior Diamonds and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction in the preceding three years or in any proposed transaction which in either such case has materially affected or will materially affect Superior Diamonds save as described below and elsewhere disclosed herein. See "Significant Acquisitions and Dispositions" above.

## RELATIONSHIP BETWEEN SUPERIOR DIAMONDS AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of Superior Diamonds or of an associate or affiliate of Superior Diamonds, held by a "professional person" as referred to in section 106(2) of the Rules under the *Securities Act* (British Columbia), a responsible solicitor or any principal of the responsible solicitor's firm.

## AUDITORS

The auditors of Superior Diamonds are Deloitte & Touche, Chartered Accountants, at 1055 Dunsmuir Street, Suite 2800, P. O. Box 49279 Four Bentall Centre, Vancouver, British Columbia, V7X 1P4.

## REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the SDX Shares is Computershare Trust Company of Canada at its principal offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia.

## MATERIAL CONTRACTS

The only agreements or contracts that Superior Diamonds has entered into within the past two years, or will enter into as part of the Business Combination which may be reasonably regarded as being currently material on a pro forma basis, are as follows:

1. Business Combination Agreement dated for reference September 15, 2003 between Canabrava and Superior Diamonds. See "Business Combination Agreement".

2. Acquisition Agreement dated April 26, 2002 between Aurora and Superior Diamonds pursuant to which Superior Diamonds acquired the Mineral Assets. See "General Development of the Business – Three Year History".

3. Anti-Dilution Agreement dated August 29, 2002 between Aurora and Superior Diamonds pursuant to which Aurora received the right to maintain a 58% equity interest in Superior Diamonds.

4. Confidentiality Agreement dated June 27, 2002 between Aurora and Superior Diamonds (under its former name, Ouro Brasil) pursuant to which Aurora is required to maintain confidential certain proprietary information which it acquired pursuant to the reverse takeover.

5. Administrative and Services Agreement dated June 1, 2002 between Superior Diamonds and Southwestern Resources.

6. Administrative and Services Agreement dated June 1, 2002 between Superior Diamonds and Aurora.

7. Escrow Agreement dated August 16, 2002 between Superior Diamonds, Computershare and the Undersigned Security Holders of the Issuer. See "Performance Shares or Escrow Securities".

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at Suite 1650 – 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6.

## OTHER MATERIAL FACTS

There are no other material facts relating to Superior Diamonds, on a current or pro forma basis, and not disclosed elsewhere in this Information Circular.

## INFORMATION AND APPROVALS

The information contained or referred to in this Information Circular with respect to Superior Diamonds has been furnished by Superior Diamonds and therefore the Certificate of Canabrava which follows does not relate to information provided in respect of Superior Diamonds. Canabrava and its directors and officers have relied on the information relating to Superior Diamonds provided by Superior Diamonds and take no responsibility for any errors in such information or omissions therefrom.

The information contained or referred to in this Information Circular with respect to Canabrava has been furnished by Canabrava and therefore the Certificate of Superior Diamonds which follows does not relate to information provided in respect of Canabrava. Superior Diamonds and its directors and officers have relied on the information relating to Canabrava provided by Canabrava and take no responsibility for any errors in such information or omissions therefrom.

## CERTIFICATE OF CANABRAVA DIAMOND CORPORATION

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The foregoing as it relates to Canabrava Diamond Corporation constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders of Canabrava Diamond Corporation.

Dated: October 1, 2003

(signed) **THOMAS W. BEATTIE**
Interim President

(signed) **PARKASH K. ATHWAL**
Chief Financial Officer

**ON BEHALF OF THE BOARD OF DIRECTORS OF CANABRAVA DIAMOND CORPORATION**

(signed) **DANIEL G. INNES**
Director

(signed) **ALAN C. MOON**
Director

## CERTIFICATE OF SUPERIOR DIAMONDS INC.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The foregoing as it relates to Superior Diamonds Inc. constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders of Superior Diamonds Inc.

Dated: October 1, 2003

(signed) **JOHN G. PATERSON**
Chief Executive Officer

(signed) **PARKASH K. ATHWAL**
Chief Financial Officer

**ON BEHALF OF THE BOARD OF DIRECTORS OF SUPERIOR DIAMONDS INC.**

(signed) **K. WAYNE LIVINGSTONE**
Director

(signed) **MICHAEL D. WINN**
Director

**PROMOTER**

**AURORA PLATINUM CORP.**

By: (signed) **DANIEL INNES**

## SCHEDULE "A1"

## CANABRAVA DIAMOND CORPORATION

## ARRANGEMENT RESOLUTION

BE IT RESOLVED, as a Special Resolution, THAT:

(a) the business combination of Canabrava Diamond Corporation ("**Canabrava**") and Superior Diamonds Inc. ("**Superior Diamonds**") by way of an arrangement of Canabrava (the "**Arrangement**") under section 252 of the *Company Act* (British Columbia), subject to TSX Venture Exchange acceptance, which involves Superior Diamonds issuing one (1) common share of Superior Diamonds to the members of Canabrava in exchange for each two and one half (2.5) issued and outstanding common shares of Canabrava and Canabrava becoming a wholly-owned subsidiary of Superior Diamonds, as contemplated by the terms of a Business Combination Agreement entered into between Superior Diamonds and Canabrava dated September 15, 2003, all as more particularly described in the Information Circular relating to this meeting, is hereby approved; and

(b) the board of directors is hereby authorized, by resolution at any time in its absolute discretion, to determine whether or not to proceed with the transactions contemplated by the Business Combination Agreement without further approval, ratification or confirmation by the members of Canabrava.

## SCHEDULE "A2"

## SUPERIOR DIAMONDS BUSINESS COMBINATION RESOLUTION

BE IT RESOLVED, as an Ordinary Resolution, THAT:

(a) the Business Combination Agreement dated September 15, 2003 between Superior Diamonds Inc. ("**Superior Diamonds**") and Canabrava Diamond Corporation ("**Canabrava**"), and the issuance of common shares of Canabrava thereunder, involving the business combination of Superior Diamonds and Canabrava by way of an arrangement of Canabrava (the "**Arrangement**") under section 252 of the *Company Act* (British Columbia), subject to TSX Venture Exchange acceptance, which involves Superior Diamonds issuing one (1) common share of Superior Diamonds to the members of Canabrava in exchange for each two and one half (2.5) issued and outstanding common shares of Canabrava and Canabrava becoming a wholly-owned subsidiary of Superior Diamonds as more particularly described in the Information Circular relating to this meeting, are hereby approved; and

(b) the board of directors is hereby authorized, by resolution at any time in its absolute discretion, to determine whether or not to proceed with the transactions contemplated by the Business Combination Agreement without further approval, ratification or confirmation by the shareholders of Superior Diamonds.

## SCHEDULE "A3"

## SDX CONSOLIDATION RESOLUTION

BE IT RESOLVED, as Special Resolutions, THAT:

(a) "the issued and outstanding common shares without par value in Superior Diamonds Inc. be consolidated, every two (2) common shares without par value being consolidated into one (1) common share without par value and the Company's Articles be altered accordingly and any director of the Company is authorized to execute and file Articles of Amendment with the Yukon Corporate Registry along with all other documents and further acts that may be necessary to effect the amendment;" and

(b) "the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the SDX Consolidation without further approval, ratification or confirmation by the shareholders of Superior Diamonds."

## SDX AUTHORIZED CAPITAL RESOLUTION

BE IT RESOLVED, as a Special Resolution, THAT:

(a) "the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value and the Company's Articles be altered accordingly and any director of the Company is authorized to execute and file Articles of Amendment with the Yukon Corporate Registry along with all other documents and further acts that may be necessary to effect the amendment;" and

(b) "the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the increase in authorized capital without further approval, ratification or confirmation by the shareholders of Superior Diamonds."

## SCHEDULE "A4"

## SDX STOCK OPTION AMENDMENT RESOLUTION

BE IT RESOLVED, as an Ordinary Resolution, THAT:

(a) "effective upon completion of the Business Combination (with all insiders and their associates abstaining from voting), Superior Diamonds Inc. is authorized to amend the SDX 2002 Stock Option Plan, to increase the number of SDX Consolidated Shares issuable under said plan to a maximum 4,802,664 SDX Consolidated Shares (or such greater number which is not more than 20% of the then issued SDX Consolidated Shares) for issuance pursuant to the 2002 Stock Option Plan.

(b) "the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the SDX Stock Option Amendment."

# AUDITORS' REPORT

To the Shareholders of Canabrava Diamond Corporation

We have audited the consolidated balance sheets of Canabrava Diamond Corporation as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

**CHARTERED ACCOUNTANTS**
Vancouver, British Columbia
February 28, 2003

# CONSOLIDATED BALANCE SHEETS

| As at December 31 | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 987,912 | $ 981,204 |
| Exploration advances and other receivables | 67,397 | 66,754 |
| | 1,055,309 | 1,047,958 |
| Investment (note 3) | - | 26,155 |
| Capital assets (note 4) | 145,177 | 166,938 |
| Resource properties (note 5) | 7,315,914 | 18,244,206 |
| | $ 8,516,400 | $ 19,485,257 |
| **Liabilities** | | |
| Current | | |
| Accounts payable and accrued charges | $ 564,782 | $ 328,972 |
| Due to affiliated company (note 9) | 7,177 | 9,983 |
| Note payable (note 6) | 200,000 | - |
| | 771,959 | 338,955 |
| **Shareholders' Equity** | | |
| Share capital (note 8) | | |
| Authorized | | |
| 100,000,000 common shares without par value | | |
| 100,000,000 class A preference shares with a par value of $10 each | | |
| 100,000,000 class B preference shares with a par value of $50 each | | |
| Issued | | |
| 58,178,651 common shares (2001 - 46,953,505) | 30,217,311 | 27,494,963 |
| Deficit | ( 22,472,870 ) | ( 8,348,661 ) |
| | 7,744,441 | 19,146,302 |
| | $ 8,516,400 | $ 19,485,257 |

APPROVED BY THE BOARD

Daniel G. Innes

George H. Read

*See accompanying notes to consolidated financial statements*

# CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

| For the years ended December 31 | 2002 | 2001 |
|---|---|---|
| **Expenses** | | |
| Consulting and management fees | $ 228,638 | $ 288,328 |
| Foreign exchange loss (gain) | 28,299 | ( 39,799 ) |
| Depreciation | 1,700 | 1,914 |
| General exploration | 174,040 | 336,690 |
| Investor relations | 113,111 | 147,828 |
| Office expense | 136,535 | 179,903 |
| Resource property costs written off (note 5) | 13,504,772 | 2,085,107 |
| Travel | 31,116 | 32,095 |
| Loss before undernoted items | ( 14,218,211 ) | ( 3,032,066 ) |
| Interest and other income | 120,157 | 113,563 |
| Write down of capital assets | - | ( 11,603 ) |
| Write down of investment (note 3) | ( 26,155 ) | ( 100,000 ) |
| Net loss for the year | ( 14,124,209 ) | ( 3,030,106 ) |
| Deficit at beginning of year | ( 8,348,661 ) | ( 5,318,555 ) |
| Deficit at end of year | $( 22,472,870 ) | $ ( 8,348,661 ) |
| Loss per share | $ (0.27 ) | $ (0.07 ) |
| Weighted average number of shares outstanding | 51,581,678 | 43,911,149 |

*See accompanying notes to consolidated financial statements*

# CONSOLIDATED STATEMENTS OF CASH FLOW

| For the years ended December 31 | 2002 | 2001 |
|---|---|---|
| **Operating Activities** | | |
| Net loss for the year | $ (14,124,209) | $ ( 3,030,106) |
| Items not involving cash | | |
| Depreciation | 1,700 | 1,914 |
| Resource property costs written off | 13,504,772 | 2,085,107 |
| Write down of capital assets | - | 11,603 |
| Write down of investment | 26,155 | 100,000 |
| | ( 591,582) | ( 831,482) |
| Change in non-cash operating working capital items | | |
| Decrease (increase) in exploration advances and other receivables | 47,375 | ( 57,223) |
| (Decrease) Increase in accounts payable and accrued charges | (89,249) | 69,495 |
| | ( 633,456) | ( 819,210) |
| **Investing Activities** | | |
| Resource property expenditures | ( 2,253,522) | ( 2,507,377) |
| Additions to capital assets | (3,255) | (8,777) |
| | ( 2,256,777) | ( 2,516,154) |
| **Financing Activities** | | |
| Shares issued | 2,699,748 | 965,777 |
| Short term note payable | 200,000 | - |
| Payments to affiliated company | (2,807) | (4,927) |
| | 2,896,941 | 960,850 |
| Increase(decrease) in cash and cash equivalents during the year | 6,708 | ( 2,374,514) |
| Cash and cash equivalents at beginning of year | 981,204 | 3,355,718 |
| Cash and cash equivalents at end of year | $ 987,912 | $ 981,204 |
| Cash and cash equivalents consist of: | | |
| Cash | $ 638,102 | $ 770,192 |
| Short - term investments | 349,810 | 211,012 |
| Cash and cash equivalents at end of year | $ 987,912 | $ 981,204 |

Supplemental Cash Flow Information:(note 10)

*See accompanying notes to consolidated financial statements*

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## 1. DESCRIPTION OF BUSINESS

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of diamond properties, presently concentrating in Canada and Brazil. Operations are conducted either directly or through agreements with third parties. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and attaining future profitable production from the properties or proceeds from disposition.

Southwestern Resources Corp. ("Southwestern") as at December 31, 2002 held 34.5% (2001 – 42.6%) of the outstanding common shares of the Company.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### a) Basis of Consolidation

These consolidated financial statements include the accounts of Canabrava and its wholly-owned subsidiaries Canabrava Diamonds (Bermuda) Limited and Parima Mineração S.A. All inter-company transactions and balances have been eliminated.

### b) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

### c) Financial Instruments

The Company's financial instruments include cash and cash equivalents, exploration advances and other receivables, investments, accounts payable and accrued charges, note payable, and due to affiliated company. The carrying value of these financial instruments approximates fair value.

### d) Investments

Investments in companies over which significant influence is not exercised are accounted for using the cost method. Impairments in value of a permanent nature are recognized in operations.

### e) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Exploration expenditures of a general reconnaissance nature along with the costs of maintaining an exploration office in Brazil are charged to general exploration during the year.

### f) Capital Assets

Capital assets are recorded at cost. Depreciation is computed using the declining-balance method based on annual rates as follows:

| | |
|---|---|
| Office and other equipment | 20% |
| Computer equipment | 30% |
| Vehicles | 30% |
| Building and machinery | 10% |

### g) Foreign Currency Translation

All foreign currencies are translated into Canadian dollars using weighted average rates for the year for items included in the consolidated statements of loss and deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the consolidated balance sheets. Translation gains or losses are included in the determination of income.

### h) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

### i) Stock Options

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method for stock-based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

### j) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

### k) Loss per Share

Fully diluted loss per share has not been presented as it is anti-dilutive.

### l) Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation used in the current year.

### m) Segmented Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company's only sources of revenue in 2002 and 2001 arose from interest earned on corporate cash reserves. The Company has non-current assets of $7,461,091 comprising of $1,953,417 in Brazil and $5,507,674 in Canada.

## 3. INVESTMENTS

In June 2002, the Company wrote off its investment in Paramount Ventures and Finance Inc. The amount written off was $26,155. The Company had written down its investment by $100,000 in 2001.

## 4. CAPITAL ASSETS

| | 2002 | | | 2001 |
|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value | Net Book Value |
| Office and other equipment | $53,598 | $37,616 | $15,982 | $16,129 |
| Computer equipment | 44,703 | 35,742 | 8,961 | 12,143 |
| Vehicles | 85,922 | 62,947 | 22,975 | 31,133 |
| Building and machinery | 229,590 | 132,331 | 97,259 | 107,533 |
| | $413,813 | $268,636 | $145,177 | $166,938 |

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $23,316 (2001 - $29,435).

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## 5. RESOURCE PROPERTIES

| | Canabrava Project Brazil | Ontario Joint Venture Canada | Severn Project Canada | Hadley Bay Project Canada | Mistassini Project Canada | Other Projects Canada | December 31, 2002 |
|---|---|---|---|---|---|---|---|
| Balance, beginning of year | $13,047,769 | $2,988,408 | $1,362,555 | $ - | $190,785 | $654,689 | $18,244,206 |
| Property acquisition, assessment & maintenance | 50,957 | (55,961) | - | 110,975 | - | 15,679 | 121,650 |
| Analytical | 5,651 | 9,364 | 3,784 | 114,475 | 74,840 | 25,926 | 234,040 |
| Geophysics | 11,947 | (7,088) | 2,891 | 345,500 | 150,829 | (15,703) | 488,376 |
| Geology | 60,078 | (24,093) | 13,400 | 56,561 | 309,031 | 62,312 | 477,289 |
| Drilling | 34,214 | - | 18,332 | 560,276 | 254,433 | 206,780 | 1,074,035 |
| Research | - | (4,000) | - | - | - | - | (4,000) |
| Project administration | 212,716 | (15,201) | 4,991 | 129,077 | 15,150 | 13,357 | 360,090 |
| Sale of claims | - | - | (175,000) | - | - | - | (175,000) |
| Write offs for the year | (11,609,930) | - | (937,369) | - | - | (957,473) | (13,504,772) |
| Balance, end of year | $1,813,402 | $2,891,429 | $293,584 | $1,316,864 | $995,068 | $5,567 | $7,315,914 |

| | Canabrava Project Brazil | Ontario Joint Venture Canada | Severn Project Canada | Mistassini Project Canada | Other Projects Canada/Brazil | December 31, 2001 |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $12,848,035 | $2,370,825 | $231,361 | $ - | $2,126,843 | $17,577,064 |
| Property acquisition, assessment & maintenance | 70,110 | 58,585 | 13,695 | 55,000 | (10,373) | 187,017 |
| Analytical | (8,422) | 86,350 | 25,180 | 26,622 | 83,238 | 212,968 |
| Geophysics | (158,062) | 124,642 | 192,378 | 100,000 | 357,697 | 616,655 |
| Geology | 143,251 | 268,358 | 80,188 | - | 140,789 | 632,586 |
| Drilling | - | - | 797,647 | - | 32,081 | 829,728 |
| Research | - | 4,339 | - | - | 5,567 | 9,906 |
| Project administration | 152,857 | 75,309 | 22,106 | 9,163 | 3,954 | 263,389 |
| Write offs for the year | - | - | - | - | (2,085,107) | (2,085,107) |
| Balance, end of year | $13,047,769 | $2,988,408 | $1,362,555 | $190,785 | $654,689 | $18,244,206 |

## CANADA

### HADLEY BAY PROJECT – VICTORIA ISLAND (NUNAVUT)

On May 27, 2002 Canabrava entered into an agreement with Diamonds North Resources Ltd .("Diamonds North") whereby the Company can earn an undivided 50% interest in the Hadley Bay prospect located on Victoria Island, Nunavut, by spending $5.0 million and issuing 250,000 common shares to Diamonds North over a four year period. Once Canabrava has earned its 50% interest, expenditures will be funded on a pro-rata basis by both parties. Canabrava spent a total of $1,316,864 in 2002 on the project. Diamonds North is the Operator.

### MISTASSINI PROJECT - QUEBEC

In November 2001, Canabrava and Majescor Resources Inc. ("Majescor") entered into an option agreement regarding the Mistassini Project within the Otish Mountains region in Quebec, whereby the Company can earn a 50% interest in the project by incurring $1,350,000 ($250,000 was a firm commitment to be incurred in the first year) in exploration expenditures within three years, paying $25,000 and issuing 100,000 common shares to Majescor. Subsequent expenditures will be funded by both parties in proportion to their respective participating interest. Majescor is the operator of the project. As at December 31, 2002, the Company had spent a total of $995,068 in exploration expenditures on this project.

### ONTARIO JOINT VENTURE

The option agreement entered into in 1999 with Kennecott Canada Exploration Inc. ("Kennecott") regarding the Ontario Joint Venture was amended in July 2001. Under the terms of the amendment, the revised area of interest includes only the Rocky Island Lake Project and the Pivot Lake Claims (originally part of the Whitefish Lake Project) and Canabrava has assumed the role of project operator. Canabrava and Paramount each holding a 50% interest in the revised area of interest, committed to contribute a total of $500,000 with Kennecott committing a further $850,000, all to be spent before the end of 2002. However, in September 2001, Paramount elected not to contribute its share, and as a consequence, its interest in the project was diluted to 25%. Kennecott has the option to earn a 60% interest in the Project by spending $25.0 million before June 10, 2006, or by advancing the Project to a production decision, whichever occurs first. To date, Kennecott has spent approximately $3.3 million towards its earn-in.

The carrying balance declined in 2002 as a result of billings to Kennecott for 2001 expenditures.

### SEVERN JOINT VENTURE - ONTARIO

In 2002, the Company wrote off its expenditures incurred in the Frontier project of the Severn Joint Venture. The total amount written off was $937,369.

On December 9, 2002, De Beers Canada Corporation purchased three mineral claims in the Kat project of the Severn Joint Venture for $350,000. Canabrava's portion of the proceeds was $175,000.

Navigator Exploration Corp. vested a 50% interest in the Kat project in April 2001. Both parties are funding subsequent expenditures equally.

### OTHER

In December 2002, the Company wrote off all expenditures incurred on the Groundhog project after an unsuccessful drilling program. Total costs written off on this project were $957,473.

## BRAZIL

### CANABRAVA PROJECT

Over the past number of years, the Company has gradually reduced its exploration concessions held in the Canabrava project to approximately 111,000 hectares or 15% of its original land position. Therefore, approximately 85%, or $11,609,930, of the carrying value of the project was written off in 2002.

### RIO do SONO PROJECT

After a re-evaluation of the project in late 2001, the Company abandoned the project and a total of $2,085,107 in expenditures was written off.

## OTE PAYABLE

December 31, 2002, the Company had in place an unsecured promissory payable to Southwestern in the amount of $200,000, due September 16, , and bearing interest at a rate of 7% per annum. Interest expense of $3,796 ieen included in office expense for the year ended December 31, 2002.

## ICOME TAXES

provision for income taxes reported differs from the amounts computed by ying the cumulative Canadian federal and provincial income tax rates to oss before tax provision due to the following:

| | 2002 | 2001 |
|---|---|---|
| tory tax rate | 40% | 45% |
| very of income taxes computed at standard rates | $5,650,000 | $1,364,000 |
| t of lower tax rates of foreign jurisdictions | ( 521,000) | ( 694,000) |
| osses not recognized in the period that the benefit arose | ( 5,129,000) | ( 670,000) |
| | $ - | $ - |

approximate tax effect of each type of temporary difference that gives rise e Company's future income tax assets are as follows:

| | 2002 | 2001 |
|---|---|---|
| ating loss carry forwards | $2,140,000 | $2,139,000 |
| mulated cost base difference on assets | 5,638,000 | 1,124,000 |
| | 7,778,000 | 3,263,000 |
| : Valuation allowance | ( 7,778,000) | ( 3,263,000) |
| | $ - | $ - |

lecember 31, 2002 the Company had the following loss carry-forwards able for tax purposes:

| ıtry | Amount | Expiry |
|---|---|---|
| ıda | $4,083,000 | 2003 - 2010 |
| il | $1,487,000 | None |

## 8. SHARE CAPITAL

a) Issued and outstanding during the year:

| | 2002 Number | 2002 Amount | 2001 Number | 2001 Amount |
|---|---|---|---|---|
| Issued at beginning of year | 46,953,505 | $27,494,963 | 43,073,505 | $26,496,986 |
| Shares issued pursuant to private placements - net of share issue costs of $240,678 | 11,155,146 | 2,699,748 | 2,960,000 | 665,777 |
| Shares issued in exchange for resource properties | 70,000 | 22,600 | 110,000 | 32,200 |
| Flow through units issued in December, 2000 and converted to common shares in February, 2001 | - | - | 750,000 | 300,000 |
| Broker compensation units | - | - | 60,000 | - |
| Issued at end of year | 58,178,651 | $30,217,311 | 46,953,505 | $27,494,963 |

During 2002, the Company issued an aggregate of 11,155,146 common shares pursuant to private placements as follow:

- February 21, 2002: 3 million units consisting of one common share and one-half of a common share purchase warrant for gross proceeds of $1,170,000.

- March 4, 2002: 1,375,000 units consisting of one common share and one-half of a common share purchase warrant for gross proceeds of $550,000.

- October 11, 2002: 1,336,779 flow through and 2,661,145 non-flow through units at $0.18 per unit. Each flow through unit consisted of one flow-through common share and one-half of a common share purchase warrant. Each non-flow through unit consisted of one common share and one common share purchase warrant.

- December 31, 2002: 1,393,332 flow through and 1,388,890 non-flow though units at $0.18 per unit. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant.

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The agents were paid a commission of 7.5% totaling $240,678 and received an aggregate of 978,004 broker warrants.

In 2001 the Company issued 800,000 flow through common shares and 2,160,000 non-flow through units at $0.25 per unit. Each non-flow through unit consisted of one common share and one half of a common share purchase warrant.

b) Stock Options

At December 31, 2002 there were 4,350,500 stock options outstanding under the Company's stock option plan. The options are exercisable for a period of up to ten years and the exercise price cannot be less than the average of the closing price on the TSX Venture Exchange during the ten trading days immediately preceding the grant of the option. The board of directors determines the time at which any option may vest.

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Number of Options | Weighted -Average Exercise Price | Number of Options | Weighted -Average Exercise Price |
| Outstanding at beginning of year | 4,205,000 | $1.19 | 3,627,500 | $1.44 |
| Granted | 1,080,000 | 0.30 | 670,000 | 0.28 |
| Cancelled | (934,500) | 1.22 | ( 92,500) | 4.48 |
| Outstanding at end of year | 4,350,500 | $0.96 | 4,205,000 | $1.19 |
| Options exercisable at end of year | 4,300,500 | $0.96 | 4,205,000 | $1.19 |

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

| | Options Outstanding | | | | Options Exercisable | |
|---|---|---|---|---|---|---|
| Exercise Price Range | Number of Options | Weighted-Average Remaining Years of Contractual Life | Weighted-Average Exercise Price | | Number of Options | Weighted-Average Exercise Price |
| $0.18-$0.53 | 1,687,500 | 3.8 | $0.29 | | 1,637,500 | $0.29 |
| $0.55-$0.72 | 205,000 | 2.9 | $0.58 | | 205,000 | $0.58 |
| $0.78-$1.13 | 1,164,000 | 1.4 | $0.94 | | 1,164,000 | $0.94 |
| $1.64-$2.10 | 1,294,000 | 1.5 | $1.91 | | 1,294,000 | $1.91 |
| | 4,350,500 | 2.4 | $0.96 | | 4,300,500 | $0.96 |

c) Warrants

As at December 31, 2002, there were 13,167,160 warrants issued and outstanding.

| Date Issued | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| Series A - December 27, 2000 | 3,000,000 | $0.30 | Dec 27/03 |
| April 8, 2000 | 500,000 | $2.25 | Apr 8/04 |
| Series C - December 29, 2000 | 405,000 | $0.30 | Dec 29/03 |
| Series D - December 28, 2001 | 1,376,000 | $0.30 | Dec 28/03 |
| Series E - February 21, 2002 | 1,225,000 | $0.30 | Feb 20/04 |
| Series E - February 21, 2002 | 575,000 | $0.50 | Feb 20/04 |
| March 4, 2002 | 687,500 | $0.50;$0.75 | Mar 4/03;Mar 4/04 |
| October 11, 2002 | 3,329,535 | $0.30 | Oct 10/03 |
| October 11, 2002 | 399,792 | $0.21 | Oct 10/03 |
| December 31, 2002 | 1,391,111 | $0.30 | Dec 31/03 |
| December 31, 2002 | 278,222 | $0.21 | Dec 31/03 |

No carrying values have been assigned to the warrants.

In December 2002, the Company extended the terms of its Series A, C, D, and E Share purchase warrants for one additional year. The warrants were also re-priced to $0.30 except for those held by insiders.

d) **Stock-based Compensation Plan**

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation cost for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted to employees on or after January 1, 2002, the Company's net loss would have been increased to the pro forma amount indicated below:

| For the year ended December 31, 2002 | Net Loss |
|---|---|
| As reported | $14,124,209 |
| Pro forma | $14,289,412 |

There is no effect on loss per share.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for the year ended December 31, 2002: no dividends are to be paid; volatility of 67%; risk-free interest rate of 5%; and expected life of five years.

## 9. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Company's related party transactions included consulting fees paid to companies owned by directors and officers in the amount of $235,369 (2001- $217,098), and amounts paid to Southwestern under the terms of an administrative services agreement of $96,000 (2001-$96,000). As at December 31, 2002 there was an amount of $7,177 (2001-$9,983) due to Southwestern.

## 10. SUPPLEMENTAL CASH FLOW INFORMATION

| Significant non-cash capital transactions | 2002 | 2001 |
|---|---|---|
| **Investing Activities** | | |
| The Company issued 70,000 common shares pursuant to the Berland, Kirkwood, and Hadley Bay property option agreements | $22,600 | $ - |
| The Company issued 110,000 common shares pursuant to the Mistassini and Falconbridge property agreements | $ - | $32,200 |
| **Taxes Paid** | $25,740 | $68,679 |
| **Interest Received** | $24,982 | $98,256 |

SCHEDULE "B"

(CONTINUED)

**UNAUDITED FINANCIAL STATEMENTS OF CANABRAVA DIAMOND CORPORATION FOR PERIOD ENDED JUNE 30, 2003**

## CONSOLIDATED BALANCE SHEETS (UNAUDITED)

| As at | June 30 2003 | December 31 2002 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 140,939 | $ 987,912 |
| Exploration advances and other receivables | 539,865 | 67,397 |
| | 680,804 | 1,055,309 |
| Property, plant and equipment (note 2) | 134,396 | 145,177 |
| Resource properties (note 3) | 925,713 | 7,315,914 |
| | $ 1,740,913 | $ 8,516,400 |
| **Liabilities** | | |
| Current | | |
| Accounts payable and accrued charges | $ 162,012 | $ 564,782 |
| Due to affiliated company (note 6) | 182 | 7,177 |
| Note payable (note 4) | - | 200,000 |
| | 162,194 | 771,959 |
| Long Term | | |
| Note payable (note 4) | 200,000 | - |
| | 362,194 | 771,959 |
| **Shareholders' Equity** | | |
| Share capital (note 5) | | |
| Authorized | | |
| 100,000,000 common shares without par value | | |
| 100,000,000 class A preference shares with a par value of $10 each | | |
| 100,000,000 class B preference shares with a par value of $50 each | | |
| Issued | | |
| 59,834,901 common shares (2002 - 58,178,651) | 30,473,186 | 30,217,311 |
| Deficit | (29,094,467) | (22,472,870) |
| | 1,378,719 | 7,744,441 |
| | $ 1,740,913 | $ 8,516,400 |

Continuing operations (note1)

APPROVED BY THE BOARD

Daniel G. Innes          George H. Read

## CONSOLIDATED STATEMENTS OF LOSS & DEFICIT (UNAUDITED)

| | Three months ended June 30, 2003 | Three months ended June 30, 2002 | Six months ended June 30, 2003 | Six months ended June 30, 2002 |
|---|---|---|---|---|
| **Expenses** | | | | |
| Consulting and management fees | $ 38,700 | $ 60,037 | $ 74,150 | $ 144,669 |
| General exploration | 23,256 | 37,784 | 46,120 | 94,739 |
| Interest expense | 3,548 | - | 7,000 | - |
| Investor relations | 31,436 | 43,004 | 57,952 | 74,302 |
| Legal and accounting | 12,981 | 17,601 | 31,609 | 31,181 |
| Office expense | 17,679 | 41,043 | 41,753 | 64,589 |
| Resource property costs written off (note 3) | 2,032,741 | - | 6,365,993 | - |
| Travel | 576 | 3,569 | 3,952 | 17,613 |
| Loss before undernoted items | (2,160,927) | (203,038) | (6,628,529) | (427,093) |
| Interest and other income | 1,445 | 10,137 | 6,932 | 69,709 |
| Write off of investment | - | (26,155) | - | (26,155) |
| Net loss for the period | (2,159,482) | (219,056) | (6,621,597) | (383,539) |
| Deficit at beginning of period | (26,934,985) | (8,513,144) | (22,472,870) | (8,348,661) |
| Deficit at end of period | $ (29,094,467) | $ (8,732,200) | $ (29,094,467) | $ (8,732,200) |
| Loss per share | ($0.03) | ($0.01) | ($0.11) | ($0.01) |
| Weighted average number of shares outstanding | 59,715,396 | 51,553,340 | 58,947,023 | 50,004,895 |

## CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

| | Three months ended June 30, 2003 | Three months ended June 30, 2002 | Six months ended June 30, 2003 | Six months ended June 30, 2002 |
|---|---|---|---|---|
| **Operating Activities** | | | | |
| Net loss for the period | $ (2,159,482) | $ (219,056) | $ (6,621,597) | $ (383,539) |
| Items not involving cash: | | | | |
| Depreciation | 330 | 440 | 667 | 912 |
| Investment written off | - | 26,155 | - | 26,155 |
| Resource property costs written off | 2,032,741 | - | 6,365,993 | - |
| | (126,411) | (192,461) | (254,937) | (356,472) |
| Change in non-cash operating working capital items: | | | | |
| Decrease in exploration advances and other receivables | 96 | 4,909 | 6,239 | 19,097 |
| Decrease in accounts payable and accrued charges | (20,312) | (45,065) | (9,385) | (104,446) |
| | (146,627) | (232,617) | (258,083) | (441,821) |
| **Investing Activities** | | | | |
| Resource property expenditures | (136,539) | (405,321) | (794,020) | (792,012) |
| Additions to property, plant and equipment | - | (3,254) | - | (3,254) |
| | (136,539) | (408,575) | (794,020) | (795,266) |
| **Financing Activities** | | | | |
| Shares issued | 212,125 | - | 212,125 | 1,599,114 |
| Advances (to) from affiliated company | (1,265) | (481) | (6,995) | 253 |
| | 210,860 | (481) | 205,130 | 1,599,367 |
| (Decrease) increase in cash and cash equivalents during the period | (72,306) | (641,673) | (846,973) | 362,280 |
| Cash and cash equivalents at beginning of period | 213,245 | 1,985,157 | 987,912 | 981,204 |
| Cash and cash equivalents at end of period | $ 140,939 | $ 1,343,484 | $ 140,939 | $ 1,343,484 |
| Cash and cash equivalents consist of: | | | | |
| Cash | 140,939 | 205,773 | 140,939 | 205,773 |
| Short - term Investments | - | 1,137,711 | - | 1,137,711 |
| Cash and cash equivalents at end of period | $ 140,939 | $ 1,343,484 | $ 140,939 | $ 1,343,484 |

SUPPLEMENTAL CASH FLOW INFORMATION: NOTE 7

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SIX MONTHS ENDED JUNE 30, 2003 and 2002 (UNAUDITED)

## 1. SIGNIFICANT ACCOUNTING POLICIES

a) These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Canabrava Diamond Corporation (the "Company") as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

b) Going concern

These consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon the raising of additional financing, if, as and when required, and ultimately, the attainment of profitable operations.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

## 2. PROPERTY, PLANT, & EQUIPMENT

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $10,113 for the six month period ended June 30, 2003.

| | June 30, 2003 | | | December 31, 2002 |
|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value | Net Book Value |
| Office and other equipment | $53,598 | $39,134 | $14,464 | $15,982 |
| Computer equipment | 44,703 | 37,004 | 7,699 | 8,961 |
| Vehicles | 85,922 | 66,185 | 19,737 | 22,975 |
| Building and machinery | 229,590 | 137,094 | 92,496 | 97,259 |
| | $413,813 | $279,417 | $134,396 | $145,177 |

## 3. RESOURCE PROPERTIES

For the six month period ended June 30, 2003:

| | Canabrava Project | Ontario Joint Venture | Severn Project | Hadley Bay Project | Mistassini Project | Winisk/Other Projects | Totals |
|---|---|---|---|---|---|---|---|
| Balance, beginning of period | $1,813,402 | $2,891,429 | $293,584 | $1,316,864 | $995,068 | $ 5,567 | $7,315,914 |
| Property acquisition, assessment & maintenance | 52,380 | - | - | 16,043 | - | 43,749 | 112,172 |
| Analytical | - | - | - | 290 | 9,298 | - | 9,588 |
| Geophysics | 5,852 | - | (17,459) | 61,192 | 42,538 | 4,068 | 96,191 |
| Geology | 18,148 | - | - | 8,376 | 9,913 | 5,375 | 41,812 |
| Drilling | 45,545 | - | 2,143 | 14,927 | - | - | 62,615 |
| Project administration | 97,514 | (197) | 62 | 18,761 | 20,989 | 6,300 | 143,429 |
| Cost Recovery[1] | - | - | - | - | (490,015) | - | (490,015) |
| Write offs | (2,032,741) | (2,891,232) | - | (1,436,453) | - | (5,567) | (6,365,993) |
| Balance, end of period | $ 100 | $ - | $278,330 | $ - | $587,791 | $59,492 | $ 925,713 |

[1]Refunds relating to tax credits for exploration expenditures in Quebec

For the six month period ended June 30, 2002:

| | Canabrava Project | Ontario Joint Venture | Severn Project | Ground Hog Project | Other Projects [1] | Total |
|---|---|---|---|---|---|---|
| Balance, beginning of period | $13,047,769 | $2,988,408 | $1,362,555 | $649,126 | $196,348 | $18,244,206 |
| Property acquisition, assessment & maintenance | 15,649 | (32,161) | - | 15,681 | 116,418 | 115,587 |
| Analytical | 3,641 | 10,864 | 2,095 | 8,673 | 2,124 | 27,397 |
| Geophysics | - | (7,088) | 661 | (15,708) | 48,462 | 26,327 |
| Geology | 34,427 | (15,521) | 13,400 | 60,771 | 45,204 | 138,281 |
| Drilling | - | - | (449) | 206,780 | - | 206,331 |
| Research | - | (4,000) | - | - | - | (4,000) |
| Project administration | 108,394 | (28,596) | 635 | 13,357 | 13,004 | 106,794 |
| Balance, end of period | $13,209,880 | $2,911,906 | $1,378,897 | $938,680 | $421,560 | $18,860,923 |

[1] Includes: Hadley Bay ($122,848); Mistassini ($293,145); Miscellaneous ($5,567).

In April 2003, the Company entered into an agreement with Inco Limited ("Inco"), subsequently named the Winisk Project, whereby the Company will acquire from Inco proprietary analogue geophysical data over parts of northwestern Ontario. Canabrava will digitize the data and then use it to develop an exploration program for the location of diamondiferous kimberlites in the area. Canabrava must prepare the database within the first year of the agreement. In addition Canabrava has issued 250,000 common shares of Canabrava to Inco and can earn the right to permanently use and retain the data by spending $1 million over four years on selection and follow-up of geophysical targets and/or on the acquisition and exploration of mineral properties located within a defined area of interest. Canabrava will be the operator of the exploration program.

Inco will have the right to elect to acquire 50% of Canabrava's interest in any such mineral property by funding twice Canabrava's property expenditures or receive a royalty on products produced from each acquired property. If Inco elects to acquire an interest in such mineral property, then either party will have the option, by mutual consent, to increase its equity by 10% in any joint-ventured property by funding 100% of a feasibility study and by a further 10% by providing all of the funds required to place a deposit into commercial production.

Subsequent to a review of the Ontario Joint Venture data, the Company and its joint venture partners agreed to terminate the project and exploration expenditures of $2,891,232 were written off relating to this project. The Company also terminated the Hadley Bay project and wrote off $1,436,453.

The Company terminated its Canabrava Project in Brazil and has signed an agreement with a third party for the sale of its capital assets and geological data. As a result, the Company wrote down its expenditures incurred on the project to a nominal value of $100. Total value of the write down during this period was $2,032,741. In 2002, $11,609,930 in exploration expenditures were written off relating to this project.

The Ground Hog, as well as the Frontier (within the Severn J.V.) projects were terminated in December 2002 and expenditures of $957,473 and $937,369 respectively, were written off.

## 4. NOTE PAYABLE

As at June 30, 2003 the Company had in place an unsecured promissory note payable to Southwestern Resources Corp. ("Southwestern") in the amount of $200,000 due January 15, 2005 and bearing interest at a rate of 7% per annum to be paid monthly. The expiry date of the note was extended from September 16, 2003 to January 15, 2005.

## 5. SHARE CAPITAL

a) During the six month period ended June 30, 2003 and 2002, changes in issued and outstanding share capital were as follows:

| | For the Six Month Period ended June 30, 2003 | | For the Six Month Period ended June 30, 2002 | |
|---|---|---|---|---|
| | Number of shares | Amount | Number of shares | Amount |
| Issued at beginning of period | 58,178,651 | $30,217,311 | 46,953,505 | $27,494,963 |
| Issued as result of private placements (i) | 1,406,250 | 212,125 | 4,375,000 | 1,599,114 |
| Issued in exchange for resource property options (ii) | 250,000 | 43,750 | 70,000 | 22,600 |
| Issued at end of period | 59,834,901 | $30,473,186 | 51,398,505 | $29,116,677 |

(i) In April 2003, the Company issued by way of a private placement 1,406,250 units at $0.16 per unit for net proceeds of $212,125. Each unit consisted of one common share and one half of a common share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.24 before April 3, 2004. A finder's fee of $11,250 was paid relating to this transaction.

(ii) In April 2003, the Company issued 250,000 common shares to Inco pursuant to the Winisk project agreement.

b) Stock Options

At June 30, 2003 there were 3,719,500 stock options outstanding under the Company's stock option plan with a weighted average exercise price of $0.82.

| | For the Six Month Period ended June 30, 2003 | | For the Six Month Period ended June 30, 2002 | |
|---|---|---|---|---|
| | Number of shares | Weighted average exercise price | Number of shares | Weighted average exercise price |
| Outstanding at beginning of period | 4,350,500 | $0.96 | 4,205,000 | $1.19 |
| Granted | - | - | 765,000 | $0.35 |
| Expired | (631,000) | $1.77 | (112,000) | $3.92 |
| Outstanding at end of period | 3,719,500 | $0.82 | 4,730,000 | $0.99 |

The following table summarizes information about stock options outstanding at June 30,2003

| Number of shares | Exercise price range | Weighted average remaining years of contractual life | Weighted average exercise price |
|---|---|---|---|
| 1,687,500 | $0.18 - $0.53 | 3.2 | $0.29 |
| 205,000 | $0.55 - $0.72 | 2.3 | $0.58 |
| 1,114,000 | $0.78 - $1.13 | 0.9 | $0.94 |
| 713,000 | $1.64 - $2.10 | 1.2 | $1.96 |
| 3,719,500 | | 2.1 | $0.82 |

c) Warrants

As at June 30, 2003 there were 13,870,285 warrants issued and outstanding.

| Date issued | Number | Exercise price | Expiry date |
|---|---|---|---|
| December 27, 2000 | 3,000,000 | $0.30 | December 27, 2003 |
| April 8, 2000 | 500,000 | $2.25 | April 8, 2004 |
| December 29, 2000 | 405,000 | $0.30 | December 29, 2003 |
| December 28, 2001 | 1,376,000 | $0.30 | December 28, 2003 |
| February 21, 2002 | 1,225,000 | $0.30 | February 20, 2004 |
| February 21, 2002 | 575,000 | $0.50 | February 20, 2004 |
| March 4, 2002 | 687,500 | $0.75 | March 4, 2004 |
| October 11, 2002 | 3,329,535 | $0.30 | October 10, 2003 |
| October 11, 2002 | 399,792 | $0.21 | October 10, 2003 |
| December 31, 2002 | 1,391,111 | $0.30 | December 31, 2003 |
| December 31, 2002 | 278,222 | $0.21 | December 31, 2003 |
| April 4, 2003 | 703,125 | $0.24 | April 3, 2004 |

No carrying values have been assigned to the warrants.

## 6. RELATED PARTY TRANSACTIONS

During the period ended June 30, 2003 the Company's related party transactions included consulting fees paid to directors and officers in the amount of $84,000 (2002 = $147,096) and amounts paid to Southwestern under the terms of an administrative services agreement of $48,000 (2002 = $48,000). As at June 30, 2003, there was an amount of $182 due to Southwestern.

## 7. SUPPLEMENTAL CASH FLOW INFORMATION

| | For the Six Month Period ended June 30, 2003 | For the Six Month Period ended June 30, 2002 |
|---|---|---|
| Issued 70,000 common shares pursuant to property options agreements | $ - | $22,600 |
| Issued 250,000 common shares pursuant to Winisk project agreement | $43,750 | $ - |
| Interest Paid | $10,795 | $ - |

## 8. SUBSEQUENT EVENT

On June 2, 2003 the Company announced that it had entered into discussions with Superior Diamonds Inc. regarding a proposed business combination, by way of a Plan of Arrangement. Management of the two companies believe that the creation of a larger diamond exploration company with similar geographic areas of interest would be beneficial to both companies and achieve economies of scale.

Any agreed transaction will be subject to approval by shareholders and all other regulatory authorities.

On July 30, 2003 the Company entered into a letter agreement with Black Swan Resources Ltd. ("Black Swan") regarding the sale of Canabrava's assets in Brazil. Black Swan will purchase Parima Mineracao SA, a wholly owned subsidiary, which holds all of the exploration assets in Brazil consisting of office and laboratory buildings and equipment, vehicles, geophysical and sampling database as well as more than 34,000 hectares of mineral claims for U.S. $225,000. The Company will also receive a 2% royalty on gross revenue generated by the production and sale of diamonds from any future mine developed within the claims being sold and a 1% royalty on an area surrounding the claims. The agreement is subject to certain closing conditions.

# auditors' report

To the Shareholders of Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Ltd.)

We have audited the balance sheets of Superior Diamonds Inc. as at December 31, 2002 and May 31, 2002 and the statements of (loss) income and deficit and cash flows for the seven month period ended December 31, 2002 and the year ended May 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and May 31, 2002 and the results of its operations and its cash flows for the seven month period ended December 31, 2002 and the year ended May 31, 2002 in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

The financial statements as at May 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on these statements in their report dated September 21, 2001.

Deloitte & Touche LLP

**Chartered Accountants**
Vancouver, British Columbia
February 28, 2003

# balance sheets

| | December 31, 2002 | May 31, 2002 | May 31, 2001 |
|---|---|---|---|
| **Assets** | | | |
| Current | | | |
| Cash and cash equivalents | $ 1,281,180 | $ 33,417 | $ 150,488 |
| Exploration advances and other receivables | 41,595 | 4,610 | 6,121 |
| | 1,322,775 | 38,027 | 156,609 |
| Capital assets (note 3) | – | – | 444 |
| Resource properties (note 4) | 594,343 | – | 2 |
| | $ 1,917,118 | $ 38,027 | $ 157,055 |
| **Liabilities** | | | |
| Current | | | |
| Accounts payable and accrued charges | $ 36,744 | $ 32,496 | $ 82,774 |
| Due to parent company (note 7) | 141,200 | – | – |
| | 177,944 | 32,496 | 82,774 |
| **Shareholders' Equity** | | | |
| Share capital (note 6) | 8,363,105 | 6,393,843 | 6,393,843 |
| Contributed surplus | 152,854 | – | – |
| Deficit | (6,776,785) | (6,388,312) | (6,319,562) |
| | 1,739,174 | 5,531 | 74,281 |
| | $ 1,917,118 | $ 38,027 | $ 157,055 |

See accompanying notes to consolidated financial statements

Approved by the Board



John G Paterson



Thomas W Beattie

# statements of (loss) income and deficit

| | For the seven month period ended December 31, 2002 | For the year ended May 31, 2002 | For the year ended May 31, 2001 |
|---|---|---|---|
| Expenses | | | |
| Consulting and management fees | $ 140,846 | $ 4,378 | $ 27,356 |
| Depreciation | – | – | 191 |
| General exploration | 72,954 | – | – |
| Investor relations | 32,087 | 14,976 | 2,610 |
| Legal and accounting | 128,573 | 38,386 | 36,190 |
| Office expense | 14,316 | 31,619 | 5,436 |
| Capital assets written off | – | 444 | – |
| Resource property costs written off | – | 2 | – |
| Travel | 8,085 | – | – |
| Loss before undernoted items | (396,861) | (89,805) | (71,783) |
| Interest income | 8,388 | 374 | 350 |
| Settlement of accounts payable | – | 20,681 | 143,789 |
| Net (loss) income for the period | (388,473) | (68,750) | 72,356 |
| Deficit at beginning of period | (6,388,312) | (6,319,562) | (6,391,918) |
| Deficit at end of period | $ (6,776,785) | $ (6,388,312) | $ (6,319,562) |
| (Loss) earnings per share – basic | $ (0.03) | $ (0.01) | $ 0.05 |
| (Loss) earnings per share – diluted | $ – | $ – | $ 0.02 |
| Weighted average number of shares outstanding | 16,577,294 | 3,695,401 | 1,873,962 |
| Weighted average number of shares outstanding assuming full dilution | – | – | 3,813,676 |

See accompanying notes to consolidated financial statements

# statements of cash flows

| | For the seven month period ended December 31, 2002 | For the year ended May 31, 2002 | For the year ended May 31, 2001 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net (loss) income for the period | $ (388,473) | $ (68,750) | $ 72,356 |
| Items not involving cash | | | |
| Capital assets written off | – | 444 | – |
| Depreciation | – | – | 191 |
| Resource property costs written off | – | 2 | – |
| Stock-based compensation | 152,854 | – | – |
| Settlement of accounts payable | – | (20,681) | (143,789) |
| | (235,619) | (88,985) | (71,242) |
| Change in non-cash operating working capital items | | | |
| (Increase) decrease in exploration advances and other receivables | (36,986) | 1,344 | (4,722) |
| Increase (decrease) in accounts payable and accrued charges | 4,249 | (29,430) | (18,209) |
| | (268,356) | (117,071) | (94,173) |
| **Investing Activity** | | | |
| Resource property expenditures | (158,262) | – | – |
| **Financing Activity** | | | |
| Shares issued | 1,674,381 | – | 240,474 |
| Increase (decrease) in cash and cash equivalents during the period | 1,247,763 | (117,071) | 146,301 |
| Cash and cash equivalents at beginning of period | 33,417 | 150,488 | 4,187 |
| Cash and cash equivalents at end of period | $ 1,281,180 | $ 33,417 | $ 150,488 |
| Cash and cash equivalents consist of: | | | |
| Cash | 582,678 | 33,417 | 150,488 |
| Short-term investments | 698,502 | – | – |
| Cash and cash equivalents at end of period | $ 1,281,180 | $ 33,417 | $ 150,488 |

Supplemental cash flow information (note 8)

See accompanying notes to consolidated financial statements

# notes to financial statements

For the seven months ended December 31, 2002 and years ended May 31, 2002 and 2001

## 1. Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of diamond properties in Canada. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and attaining future profitable production from the properties or proceeds from disposition.

Superior Diamonds Inc.(formerly Consolidated Ouro Brasil Ltd.) ("the Company"), originally incorporated under the laws of British Columbia on September 13, 1985, was continued in the jurisdiction of the Business Corporations Act (Yukon) on December 16, 1997. The Company is a reporting issuer in British Columbia and Alberta.

On August 29, 2002, the Company completed a business reorganization involving the acquisition of interests in certain mineral claims and related rights ("the Acquisition") held by Aurora Platinum Corp. ("Aurora") in exchange for the Company issuing to Aurora 13,150,000 common shares and 550,000 share purchase warrants. Upon completion of the Acquisition the Company changed its name to Superior Diamonds Inc., there was a change in management, and Aurora acquired control of the Company. As at December 31, 2002, Aurora owned 57% of the Company's outstanding common shares.

The Acquisition constituted a reverse takeover ("RTO") transaction under the policies of the TSX Venture Exchange. However, in accordance with EIC-10, the direct purchase method of accounting has been applied and the value of the acquired assets (mineral claims) has been recorded at their cost or book value.

Reorganization costs of $117,620 were incurred and included in legal and accounting on the statements of (loss) income and deficit.

Subsequent to the reorganization, the Company changed its fiscal year end date from May 31 to December 31. As a result, the Company has a transition year of seven months ended December 31, 2002.

The Company also determined that it was appropriate to change its currency of reporting from U.S. dollars to Canadian dollars. Comparative figures have been restated to reflect the change in reporting currency. The balance sheets, statements of loss and deficit, and statements of cash flows were translated using the exchange rate on May 31, 2002 ($1 USD = $1.5275 CDN).

## 2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

### a) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

### b) Financial Instruments

The Company's financial instruments include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to parent company. The carrying value of these financial instruments approximates fair value.

### c) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature are written off to general exploration during the year.

d) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

e) Stock Options

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective June 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method for stock-based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

f) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

g) (Loss) Earnings per Share

Basic (loss) earnings per share is calculated using the weighted-average number of common shares outstanding during the period. The calculation of diluted earnings (loss) per share uses the treasury stock method to compute the dilutive effect on options and warrants. For the period ended December 31, 2002 and year ended May 31, 2002, fully diluted loss per share has not been presented as it is anti-dilutive.

h) Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation used in the current year.

3. Capital Assets

Computer equipment with a net book value of $444 as of May 31, 2001 was written off during the year ended May 31, 2002.

4. Resource Properties

For the seven month period ended December 31, 2002:

| | AEM Diamond Project |
|---|---|
| Acquisition of mineral assets | $ 294,881 |
| Claims acquisition, assessment and maintenance | 8,100 |
| Analytical | 88,630 |
| Geophysics | 101,047 |
| Geology | 80,262 |
| Research | 610 |
| Project administration | 20,813 |
| Balance, end of period | $ 594,343 |

The AEM Diamond Project was created as a result of the mineral claims acquired from Aurora in the transaction described in note1.

In 2001, the Company had resource property costs of $2 recorded on its balance sheet for the Raven Property in British Columbia. These costs were written off during the year ended May 31, 2002.

## 5. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

| | December 31, 2002 | May 31, 2002 | May 31, 2001 |
|---|---|---|---|
| Statutory tax rate | 40% | 45% | 46% |
| Recovery of income taxes computed at standard rates | $ 155,389 | $ 30,938 | $ (33,284) |
| Non-deductible expenses | (61,142) | – | – |
| Tax losses not recognized in the period that the benefit arose | (94,247) | (30,938) | 33,284 |
| | $ – | $ – | $ – |

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

| | December 31, 2002 | May 31, 2002 | May 31, 2001 |
|---|---|---|---|
| Operating loss carry-forwards | $ 513,803 | $ 669,495 | $ 840,862 |
| Accumulated cost base difference on assets | 646,875 | 429,108 | 429,108 |
| | 1,160,678 | 1,098,603 | 1,269,970 |
| Less: Valuation allowance | (1,160,678) | (1,098,603) | (1,269,970) |
| | $ – | $ – | $ – |

At December 31, 2002, the Company had the following loss carry-forwards available for tax purposes:

| Country | Amount | Expiry |
|---|---|---|
| Canada | $ 1,284,000 | 2003-2010 |

At December 31, 2002, the Company had the following capital losses:

| Country | Amount |
|---|---|
| Canada | $ 1,262,416 |

## 6. Share Capital

a) The Company has authorized 100,000,000 common shares without par value.

During the seven month period ended December 31, 2002, and the years ended May 31, 2002 and 2001, changes in issued share capital were as follows:

| | For the seven month period ended December 31, 2002 | | For the year ended May 31, 2002 | | For the year ended May 31, 2001 | |
|---|---|---|---|---|---|---|
| | Number of shares | Amount | Number of shares | Amount | Number of shares | Amount |
| Issued at beginning of period | 3,695,401 | $ 6,393,843 | 3,695,401 | $ 6,393,843 | 1,540,617 | $ 6,081,524 |
| Issued pursuant to acquisition agreement with Aurora (i) | 13,150,000 | 294,881 | – | – | – | – |
| Issued upon exercise of warrants | 1,785,714 | 303,571 | – | – | – | – |
| Issued upon exercise of stock options | 28,000 | 5,320 | – | – | – | – |
| Issued pursuant to a private placements – net of share issue costs of $134,511 (2001 – $12,005) (ii) | 5,428,573 | 1,365,490 | – | – | 1,785,714 | 237,995 |
| Shares issued in settlement of debt (iii) | – | – | – | – | 369,070 | 74,324 |
| Issued at end of period | 24,087,688 | $ 8,363,105 | 3,695,401 | $ 6,393,843 | 3,695,401 | $ 6,393,843 |

i) Pursuant to the Acquisition, the Company issued 13,150,000 common shares and 550,000 share purchase warrants to Aurora. Each warrant entitles Aurora to purchase one common share of the Company for $0.25 until August 28, 2004.

ii) Concurrent with and part of the Acquisition, on August 29, 2002 the Company issued by way of a private placement 4 million units at $0.25 per unit for gross proceeds of $1 million. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at $0.50 until August 28, 2003. The agent received a cash commission of 7.5% of the gross proceeds and 325,000 broker warrants, and a finders fee of 75,000 warrants was issued to a third party. These warrants enable the holder to buy one common share at $0.25 until August 28, 2003.

On December 31, 2002, the Company issued, by way of a private placement, 428,570 flow through and 1,000,003 non-flow through units at $0.35 per unit for gross proceeds of $500,000. Each flow through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole warrant entitles the holder to buy one non-flow through common share for $0.60 within 12 months after closing. The agent was paid a commission of 7.5% of gross proceeds and received 142,857 broker warrants. Each broker warrant entitles the holder to buy one non-flow through common share at a price of $0.40 within 12 months after closing. Proceeds from the flow through shares were renounced under the "look-back rule" for the year ended December 31, 2002.

On May 4, 2001, the Company issued 1,785,714 units for $0.14 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant that entitled the purchaser to purchase one additional common share for $0.17. These warrants were exercised in August 2002.

iii) On November 30, 2000, the Company's creditors agreed to accept 369,070 common shares at a deemed price of $0.2025 per common share as settlement of outstanding payables. The difference between the book amount and the value of the shares issued is included within the statements of loss and deficit as settlement of accounts payable.

b) Stock Options

At December 31, 2002, there were 3,030,000 stock options outstanding and exercisable under the Company's stock option plan.

| | For the seven month period ended December 31, 2002 | | For the year ended May 31, 2002 | | For the year ended May 31, 2001 | |
|---|---|---|---|---|---|---|
| | Number of shares | Weighted-Average Exercise Price | Number of shares | Weighted-Average Exercise Price | Number of shares | Weighted-Average Exercise Price |
| Outstanding at beginning of period | 94,250 | $ 0.19 | 154,000 | $ 0.19 | 42,500 | $ 0.21 |
| Issued | 3,030,000 | $ 0.25 | – | $ – | 113,500 | $ 0.19 |
| Exercised or cancelled | (94,250) | $ 0.19 | (59,750) | $ 0.20 | (2,000) | $ 0.22 |
| Outstanding and exercisable at end of period | 3,030,000 | $ 0.25 | 94,250 | $ 0.19 | 154,000 | $ 0.19 |

The weighted-average contractual life of the options outstanding is 4.6 years. There are 3,000,000 stock options expiring on August 28, 2007, and 30,000 stock options expiring on September 1, 2007.

c) Stock-Based Compensation Plan

As a result of stock options granted to non-employees, the Company recognized $152,854 as stock-based compensation expense and included this amount in contributed surplus. The stock-based compensation expense is classified between consulting and management fees and general exploration.

When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation expense for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted on or after June 1, 2002, the Company's net loss would have been increased to the pro forma amount indicated below:

| | For the seven months ended December 31, 2002 |
|---|---|
| Net loss | |
| As reported | $ 388,473 |
| Pro forma | $ 602,469 |

The loss per share on a pro forma basis would be $0.05 compared to the $0.03 reported.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the seven month period ended December 31, 2002: no dividends are to be paid; volatility of 56%; risk-free interest rate of 4.21%; and expected life of five years.

d) As at December 31, 2002, there were 3,807,143 warrants issued and outstanding.

| Date Issued | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| August 29/02 | 2,000,000 | $ 0.50 | August 29/03 |
| August 29/02 | 400,000 | $ 0.25 | August 29/03 |
| August 29/02 | 550,000 | $ 0.25 | August 29/04 |
| December 31/02 | 714,286 | $ 0.60 | December 31/03 |
| December 31/02 | 142,857 | $ 0.40 | December 31/03 |

No carrying values have been assigned to the warrants.

## 7. Related Party Transactions

Fees amounting to $27,369 (May 31, 2002 – $4,378; May 31, 2001 – $11,282) were paid on account of consulting and management services provided by companies owned by directors and officers during the seven month period ended December 31, 2002. Amounts paid to Aurora under the terms of an administrative services agreement totaled $8,000. According to the terms of the agreement, the Company agrees to pay Aurora $2,000 per month for administrative services. As well, there were fees of $16,000 paid to Southwestern Resources Corp. ("Southwestern") under the terms of a separate administrative services agreement. Under this agreement, the Company agrees to pay Southwestern $4,000 a month for certain administrative services provided by Southwestern. As at December 31, 2002, there was an amount of $141,200 due to Aurora.

During the year ended May 31, 2001, the Company issued 194,750 common shares to directors or companies controlled by directors for settlement of $39,219 of outstanding payables.

## 8. Supplemental Cash Flow Information

| | For the seven month period ended December 31, 2002 | For the year ended May 31, 2002 | For the year ended May 31, 2001 |
|---|---|---|---|
| Issued 13,150,000 common shares to Aurora pursuant to the Acquisition | $ 294,881 | $ – | $ – |
| Granted 1,250,000 stock options to consultants | $ 152,854 | $ – | $ – |
| Shares issued for debt settlement | $ – | $ – | $ 74,324 |
| Interest received | $ 7,339 | $ 374 | $ 350 |

## SCHEDULE "C"

(CONTINUED)

**UNAUDITED FINANCIAL STATEMENTS OF SUPERIOR DIAMONDS INC. FOR PERIOD ENDED JUNE 30, 2003**

# balance sheets

| Unaudited | June 30, 2003 | December 31, 2002 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | $ 650,328 | $ 1,281,180 |
| Exploration advances and other receivables | 52,695 | 41,595 |
| | 703,023 | 1,322,775 |
| Resource properties (note 2) | 956,471 | 594,343 |
| | $ 1,659,494 | $ 1,917,118 |
| **Liabilities** | | |
| Current | | |
| Accounts payable and accrued charges | $ 66,652 | $ 36,744 |
| Due to parent company (note 4) | 14,492 | 141,200 |
| | 81,144 | 177,944 |
| **Shareholders' Equity** | | |
| Share capital (note 3) | 8,364,355 | 8,363,105 |
| Contributed surplus | 161,854 | 152,854 |
| Deficit | (6,947,859) | (6,776,785) |
| | 1,578,350 | 1,739,174 |
| | $ 1,659,494 | $ 1,917,118 |

See accompanying notes to financial statements

Approved by the Board

John G Paterson

Thomas W Beattie

# statements of loss and deficit

| Unaudited | Three months ended June 30, 2003 | Three months ended May 31, 2002 | Six months ended June 30, 2003 | Six months ended May 31, 2002 |
|---|---|---|---|---|
| **Expenses** | | | | |
| Consulting and management fees | $ 49,165 | $ 2,218 | $ 87,751 | $ 2,218 |
| Capital assets written off | – | 444 | – | 444 |
| Investor relations | 24,120 | 6,949 | 44,626 | 11,598 |
| Legal and accounting | 23,043 | 18,904 | 36,436 | 38,225 |
| Office expense | 5,383 | 27,735 | 13,578 | 30,067 |
| Resource property costs written off | – | 2 | – | 2 |
| Travel | – | – | 1,456 | – |
| Loss before undernoted items | (101,711) | (56,252) | (183,847) | (82,554) |
| Interest | 5,581 | 220 | 12,773 | 220 |
| Settlement of accounts payable | – | 20,681 | – | 20,681 |
| Net loss for the period | (96,130) | (35,351) | (171,074) | (61,653) |
| Deficit at beginning of period | (6,851,729) | (6,352,961) | (6,776,785) | (6,326,659) |
| Deficit at end of period | $ (6,947,859) | $ (6,388,312) | $ (6,947,859) | $ (6,388,312) |
| Loss per share | $ 0.00 | $ (0.01) | $ (0.01) | $ (0.01) |
| Weighted-average number of shares outstanding | 24,092,688 | 3,695,401 | 24,090,744 | 3,695,401 |

See accompanying notes to financial statements

# statements of cash flows

| Unaudited | Three months ended June 30, 2003 | Three months ended May 31, 2002 | Six months ended June 30, 2003 | Six months ended May 31, 2002 |
|---|---|---|---|---|
| **Operating Activities** | | | | |
| Net loss for the period | $ (96,130) | $ (35,351) | $ (171,074) | $ (61,653) |
| Stock based compensation | 9,000 | – | 9,000 | – |
| Settlement of accounts payable | – | (20,681) | – | (20,681) |
| Capital assets written off | – | 444 | – | 444 |
| Resource property costs written off | – | 2 | – | 2 |
| | (87,130) | (55,586) | (162,074) | (81,888) |
| Change in non-cash operating working capital items | | | | |
| (Increase) decrease in exploration advances and other receivables | (9,986) | (1,128) | 7,545 | (1,136) |
| Increase (decrease) in accounts payable and accrued charges | 8,794 | (28,546) | 5,457 | (28,569) |
| | (88,322) | (85,260) | (149,072) | (111,593) |
| **Investing Activity** | | | | |
| Resource property expenditures | (96,983) | – | (483,030) | – |
| **Financing Activity** | | | | |
| Shares issued | – | – | 1,250 | – |
| Decrease in cash and cash equivalents during the period | (185,305) | (85,260) | (630,852) | (111,593) |
| Cash and cash equivalents at beginning of period | 835,633 | 118,677 | 1,281,180 | 145,010 |
| Cash and cash equivalents at end of period | $ 650,328 | $ 33,417 | $ 650,328 | $ 33,417 |
| Cash and cash equivalents consist of: | | | | |
| Cash | 51,912 | 33,417 | 51,912 | 33,417 |
| Short-term investments | 598,416 | – | 598,416 | – |
| Cash and cash equivalents at end of period | $ 650,328 | $ 33,417 | $ 650,328 | $ 33,417 |

See accompanying notes to financial statements

# notes to financial statements

Unaudited
Six months ended June 30, 2003 and May 31, 2002

**1. Significant Accounting Policies**

a) These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

b) Due to the change in the fiscal year end date from May 31 to December 31, the comparative period for the six month period ended June 30 is the six month period ended May 31.

**2. Resource Properties**

For the six month period ended June 30, 2003:

| | AEM Diamond Project |
|---|---|
| Balance, beginning of period | $ 594,343 |
| Claims acquisition, assessment and maintenance | 134,478 |
| Analytical | 35,600 |
| Geophysics | 11,995 |
| Geology | 163,999 |
| Research | 1,051 |
| Project administration | 15,005 |
| Balance, end of period | $ 956,471 |

The AEM Diamond Project was created as a result of the mineral claims acquired from Aurora Platinum Corp. ("Aurora") in August 2002 pursuant to the reverse-takeover transaction.

## 3. Share Capital

a) During the six months ended June 30, 2003 and May 31, 2002, changes in issued share capital were as follows:

| | For the six month period ended June 30, 2003 | | For the six month period ended May 31, 2002 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Issued at beginning of period | 24,087,688 | $ 8,363,105 | 3,695,401 | $ 6,393,843 |
| Issued upon exercise of warrants | 5,000 | 1,250 | – | – |
| Issued at end of period | 24,092,688 | $ 8,364,355 | 3,695,401 | $ 6,393,843 |

b) Stock Options

At June 30, 2003, there were 3,130,000 stock options outstanding and exercisable under the Company's stock option plan:

| | June 30, 2003 | | May 31, 2002 | |
|---|---|---|---|---|
| | Number of Shares | Weighted-Average Exercise Price | Number of Shares | Weighted-Average Exercise Price |
| Outstanding at beginning of period | 3,030,000 | $ 0.25 | 154,000 | $ 0.19 |
| Granted | 100,000 | $ 0.20 | – | $ – |
| Exercised or cancelled | – | $ – | (59,750) | $ 0.20 |
| Outstanding and exercisable at end of period | 3,130,000 | $ 0.25 | 94,250 | $ 0.19 |

The following table summarizes information regarding stock options outstanding and exercisable at June 30, 2003:

| Number of Shares | Exercise Price Range | Weighted-Average Remaining Years of Contractual Life |
|---|---|---|
| 3,000,000 | $0.25 | 4.1 |
| 30,000 | $0.40 | 4.1 |
| 100,000 | $0.20 | 4.8 |
| 3,130,000 | $0.25 | 4.1 |

c) As a result of stock options granted to non-employees during the six month period ended June 30, 2003, the Company recognized $9,000 in stock based compensation expense under consulting and management fees and included this amount in contributed surplus.

d) As at June 30, 2003, there were 3,802,143 warrants issued and outstanding:

| Date Issued | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| August 29, 2002 | 2,000,000 | $0.50 | August 29, 2003 |
| August 29,2002 | 395,000 | $0.25 | August 29, 2003 |
| August 29, 2002 | 550,000 | $0.25 | August 29, 2004 |
| December 31, 2002 | 714,286 | $0.60 | December 31, 2003 |
| December 31, 2002 | 142,857 | $0.40 | December 31, 2003 |

No carrying values have been assigned to the warrants.

**4. Related Party Transactions**

Fees amounting to $24,136 were paid on account of consulting and management services provided by directors and officers. Amounts paid to Aurora under the terms of an administrative services agreement totaled $12,000. As at June 30, 2003, there was an amount of $14,492 due to Aurora. In addition, there were fees of $24,000 paid to Southwestern Resources Corp. under the terms of a separate administrative services agreement.

**5. Subsequent Event**

On June 2, 2003, the Company announced that it had entered into discussions with Canabrava Diamond Corporation regarding a proposed business combination, by way of a Plan of Arrangement. Management of the two companies believe that the creation of a larger diamond exploration company with similar geographic areas of interest would be beneficial to both companies and achieve economies of scale.

Any agreed transaction will be subject to approval by shareholders and all other regulatory authorities .

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

SCHEDULE « D »

## Compilation Report

To the Directors of Superior Diamonds Inc.

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Superior Diamonds Inc. as at June 30, 2003 and the pro forma consolidated statements of loss for the six month period ended June 30, 2003 and the year ended December 31, 2002 which have been prepared for inclusion in the Joint Information Circular relating to the Business Combination Agreement between Superior Diamonds Inc. and Canabrava Diamond Corporation. In our opinion, the pro forma consolidated balance sheets and pro forma consolidated statements of loss have been properly compiled to give effect to the proposed transactions and assumptions described in notes thereto.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, BC
October 16, 2003

Deloitte
Touche
Tohmatsu

SCHEDULE "D"

# Superior Diamonds Inc.

**Pro Forma Consolidated Balance Sheet**
**(Unaudited)**

**as at June 30, 2003**

| | Superior Diamonds Inc. | Canabrava Diamond Corporation | | Adjustments (Note 4) | Superior Diamonds Inc. Pro Forma |
|---|---|---|---|---|---|
| ***Assets*** | (Unaudited) | (Unaudited) | | | (Unaudited) |
| Current | | | | | |
| Cash and cash equivalents | $ 650,328 | $ 140,939 | | $ - | $ 791,267 |
| Exploration advances and other receivables | 52,695 | 539,865 | | - | 592,560 |
| | 703,023 | 680,804 | | | 1,383,827 |
| Property, plant, & equipment | - | 134,396 | | - | 134,396 |
| Resource properties | 956,471 | 925,713 | (a) | 2,214,891 | 4,097,075 |
| | $ 1,659,494 | $ 1,740,913 | | $ 2,214,891 | $ 5,615,298 |
| ***Liabilities*** | | | | | |
| Current | | | | | |
| Accounts payable and accrued charges | $ 66,652 | $ 162,012 | | $ - | $ 228,664 |
| Due to affiliated company | 14,492 | 182 | | - | 14,674 |
| | 81,144 | 162,194 | | - | 243,338 |
| Long Term | | | | | |
| Note payable | - | 200,000 | | - | 200,000 |
| | 81,144 | 362,194 | | - | 443,338 |
| ***Shareholders' Equity*** | | | | | |
| Share capital | 8,364,355 | 30,473,186 | (a)<br>(a) | (30,473,186)<br>3,593,610 | 11,957,965 |
| Contributed surplus | 161,854 | - | | - | 161,854 |
| Deficit | (6,947,859) | (29,094,467) | (a) | 29,094,467 | (6,947,859) |
| | 1,578,350 | 1,378,719 | | 2,214,891 | 5,171,960 |
| | $ 1,659,494 | $ 1,740,913 | | $ 2,214,891 | $ 5,615,298 |

See accompanying notes to pro forma consolidated financial statements

## Superior Diamonds Inc.
**Pro Forma Consolidated Statement of Loss (Unaudited)**

**For the six month period ended June 30, 2003**

| | Superior Diamonds Inc. (Unaudited) | Canabrava Diamond Corporation (Unaudited) | Adjustments | Superior Diamonds Inc. Pro Forma (Unaudited) |
|---|---|---|---|---|
| ***Expenses*** | | | | |
| Consulting and management fees | $ 87,751 | $ 74,150 | $ - | $ 161,901 |
| General exploration | - | 46,120 | - | 46,120 |
| Interest expense | - | 7,000 | - | 7,000 |
| Investor relations | 44,626 | 57,952 | - | 102,578 |
| Legal and accounting | 36,436 | 31,609 | - | 68,045 |
| Office expense | 13,578 | 41,753 | - | 55,331 |
| Resource property costs written off | - | 6,365,993 | - | 6,365,993 |
| Travel | 1,456 | 3,952 | - | 5,408 |
| Loss before undernoted item | (183,847) | (6,628,529) | - | (6,812,376) |
| Interest and other income | 12,773 | 6,932 | - | 19,705 |
| Net loss for the period | $ (171,074) | $ (6,621,597) | $ - | $ (6,792,671) |
| Loss per share | $ (0.01) | $ (0.11) | | $ (0.28) |
| Weighted average number of shares | 58,947,023 | 24,090,744 | (b) | 24,013,324 |

See accompanying notes to pro forma consolidated financial statements

## Superior Diamonds Inc.
**Pro Forma Consolidated Statement of Loss (Unaudited)**

**For the year ended December 31, 2002**

| | Superior Diamonds Inc. (Unaudited) (Note 5) | Canabrava Diamond Corporation (Unaudited) | Adjustments | Superior Diamonds Inc. Pro Forma (Unaudited) |
|---|---|---|---|---|
| ***Expenses*** | | | | |
| Consulting and management fees | $ 140,846 | $ 228,638 | $ - | $ 369,484 |
| General exploration | 72,954 | 174,040 | - | 246,994 |
| Interest expense | - | 3,796 | - | 3,796 |
| Investor relations | 32,087 | 113,111 | - | 145,198 |
| Legal and accounting | 128,573 | 53,452 | - | 182,025 |
| Office expense | 14,316 | 109,286 | - | 123,602 |
| Resource property costs written off | - | 13,504,772 | - | 13,504,772 |
| Travel | 8,085 | 31,116 | - | 39,201 |
| Loss before undernoted item | (396,861) | (14,218,211) | - | (14,615,072) |
| Interest and other income | 8,388 | 120,157 | - | 128,545 |
| Settlement of accounts payable | - | | | - |
| Write off of property, plant & equipment | - | | | - |
| Write off of investment | - | (26,155) | - | (26,155) |
| Net loss for the period | $ (388,473) | $ (14,124,209) | $ - | $ (14,512,682) |
| Loss per share | $ (0.03) | $ (0.27) | | $ (0.60) |
| Weighted Average Number of Shares | 51,581,678 | 11,209,838 | (b) | 24,013,324 |

See accompanying notes to pro forma consolidated financial statements

## 1. Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements have been prepared by management to give effect to the proposed acquisition (the "Business Combination") by Superior Diamonds Inc. ("Superior") of all of the common shares of Canabrava Diamond Corporation ("Canabrava").

The pro forma consolidated financial statements have been prepared from the following:

(a) the unaudited interim financial statements of Superior and Canabrava as at and for the six months ended June 30, 2003.

(b) the audited financial statements of Superior for the seven month period ended December 31, 2002.

(c) the audited financial statements of Canabrava for the year ended December 31, 2002.

The June 30, 2003 pro forma balance sheet has been prepared as if the Arrangement described in Note 2 had occurred on June 30, 2003. The pro forma consolidated statements of loss for the year ended December 31, 2002 and the six months ended June 30, 2003 have been prepared as if the Arrangement had occurred on January 1, 2003.

It is managements opinion that these pro forma statements include all adjustments necessary for the fair presentation, in all material respects, of the Arrangement described in Note 2 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Superior's accounting policies.

The pro forma consolidated financial statements should be read in conjunction with the foregoing financial statements and notes thereto.

The pro forma consolidated financial statement are not necessarily indicative of the results of operations that would have been attained had the Business Combination been affected on the dates indicated and does not purport to be indicative of the effects that may be expected to occur in the future.

## 2. Business Combination

The Arrangement

The Business Combination will constitute an arrangement ("Arrangement") by plan of arrangement of Canabrava and will constitute an acquisition by Superior. Superior shareholders will own more than 50% of the outstanding shares upon completion of the Business Combination.

In accordance with the terms of the Business Combination Agreement dated September 15, 2003, Superior will acquire all of the outstanding Canabrava common shares based on an exchange ratio of one Superior commons share for each 2.5 Canabrava common shares held.

The Consolidation

Immediately upon completion of the Arrangement, the issued and outstanding Superior shares, including the shares to be exchanged for Canabrava shares will be consolidated on a one new for two old basis. The outstanding convertible securities of Superior, including the warrants to be exchanged for the Canabrava warrants, will also be consolidated on the same basis with corresponding adjustments to the price.

The transaction is subject to shareholder and regulatory approval.

The allocation of the purchase price will be based on the fair value of the net assets of Canabrava at the date of acquisition and is summarized as follows:

| | | |
|---|---|---|
| Net assets acquired at fair value: | | |
| Current assets | | $ 680,804 |
| Property, plant and equipment | | 134,396 |
| Resource properties | | 3,140,604 |
| | | 3,955,804 |
| Less: Current liabilities | 162,194 | |
| Note payable | 200,000 | (362,194) |
| Purchase consideration | | **$3,593,610** |

The allocation is preliminary in nature and will be amended for events and information that comes to light between the date of preparing the pro forma financial statements and the closing of the Arrangement.

### 3. Pro Forma Assumptions

The pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a) Court approval of the Arrangement as well as approval by Canabrava and Superior shareholders.

(b) Completion of the Plan of Arrangement, principally the issuance of Superior shares to shareholders of Canabrava based upon the share exchange ratio.

(c) Approval by the shareholders of Superior for the consolidation of Superior shares on a one new for two old basis.

(d) Canabrava becomes a wholly owned subsidiary of Superior and ceases to be a publicly traded company.

### 4. Pro Forma Adjustments

The pro forma consolidated financial statements give effect to the following transactions:

a) The acquisition of Canabrava, at fair value, and the related elimination of the share capital and deficit of Canabrava. Issuance of 23,933,960 common shares of Superior to Canabrava shareholders based on a 2.5 to 1 ratio.

b) Consolidation on a 2 for 1 basis of the issued and outstanding share capital of Superior upon completion of the Arrangement. The pro forma, consolidated issued share capital following completion of the Business Combination will consist of 24,013,324 common shares.

## 5. Superior Diamonds Inc. Statement of Loss For The Period Ended December 31, 2002

| | Seven months Dec 31, 2002 | Tweleve months May 31, 2002 | Six months Nov 30, 2002 | Thirteen months Dec 31, 2002 |
|---|---|---|---|---|
| ***Expenses*** | | | | |
| Consulting and management fees | $ 140,846 | $ 4,378 | $ - | $ 145,224 |
| General exploration | 72,954 | - | - | 72,954 |
| Interest expense | - | - | - | - |
| Investor relations | 32,087 | 14,976 | 3,379 | 43,684 |
| Legal and accounting | 128,573 | 38,386 | 160 | 166,799 |
| Office expense | 14,316 | 32,063 | 3,712 | 42,667 |
| Resource property costs written off | - | 2 | - | 2 |
| Travel | 8,085 | - | - | 8,085 |
| Loss before undemoted items | (396,861) | (89,805) | (7,251) | (479,415) |
| Interest and other income | 8,388 | 374 | 156 | 8,606 |
| Settlement of accounts payable | | 20,681 | | 20,681 |
| Write off of property, plant & equipment | | | | - |
| Write off of investment | - | | | - |
| Net loss for the period | $ (388,473) | $ (68,750) | $ (7,095) | $ (450,128) |

SCHEDULE "E"

PLAN OF ARRANGEMENT

PURSUANT TO THE BUSINESS COMBINATION AGREEMENT MADE AS OF SEPTEMBER 15, 2003 BETWEEN SUPERIOR DIAMONDS INC. AND CANABRAVA DIAMOND CORPORATION

PLAN OF ARRANGEMENT UNDER SECTION 252 OF THE COMPANY ACT (BRITISH COLUMBIA)

BETWEEN
CANABRAVA DIAMOND CORPORATION AND ITS MEMBERS

## ARTICLE 1 - INTERPRETATION

**1.01** *Definitions*

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

"**Act**" means the Company Act, R.S.B.C. 1996, c. 62, as amended;

"**Arrangement**" means an arrangement under the provisions of Section 252 of the Act, on the terms and conditions set forth in the Plan of Arrangement;

"**Business Combination Agreement**" means the Business Combination Agreement to which this Exhibit I is attached, including the Exhibits thereto as the same may be supplemented or amended from time to time;

"**Canabrava**" means Canabrava Diamond Corporation, a company amalgamated under the laws of the Province of British Columbia;

"**Canabrava Meeting**" means the extraordinary general meeting of holders of Canabrava Shares to be held to consider and, if thought fit, to approve the Business Combination, together with such matters as are required to effect the Business Combination;

"**Canabrava Shares**" means the common shares without par value of Canabrava.

"**Court**" means the Supreme Court of British Columbia;

"**Effective Date**" means the date upon which the Final Order is accepted for filing by the Registrar under the Act giving effect to the Arrangement;

"**Final Order**" means the final order of the Court approving the Arrangement;

"**Information Circular**" means the information circular to be sent to Shareholders of Canabrava in connection with the Canabrava Meeting;

"**Interim Order**" means the order of the Court pursuant to the application therefor contemplated by Section 2.01 of the Business Combination Agreement;

"**Non-Electing Small Lot Shareholders**" means a Small Lot Shareholder who does not make the election pursuant to section 3.01 (b) of the Plan of Arrangement to receive certificates representing shares in the capital of Superior Diamonds;

"**Plan of Arrangement**" means this plan of arrangement and any amendment or variation hereto made in accordance with Section 6.01 of the Business Combination Agreement;

"**Registrar**" means "registrar" as defined in the Act;

"**SDX Shares**" means the common shares without par value of Superior Diamonds at the date of the Business Combination Agreement;

"**Shareholder**" or "holder of shares" means "member" as defined in the Act;

"**Small Lot**" means less than 1000 Canabrava Shares;

"**Small Lot Shareholder**" means, immediately prior to the Arrangement, a holder of a Small Lot;

"**Superior Diamonds**" or "**SDX**" means Superior Diamonds Inc., a company continued under the laws of the Yukon Territory;

**1.02** ***Headings***

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

**1.03** ***Number***

In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

## ARTICLE 2 – GOVERNING AGREEMENT

**2.01** ***Business Combination Agreement***

This Plan of Arrangement is made pursuant and subject to the provisions of the Business Combination Agreement.

## ARTICLE 3 – ARRANGEMENT

**3.01** ***The Arrangement***

Upon filing with, and acceptance by, the Registrar of the Final Order:

(a) subject to Section 4.01 hereof and subject to the provisions for Small Lot Shareholders as set forth in Subsection 3.01(b) hereof, each Shareholder of Canabrava shall exchange all Canabrava Shares held by such Shareholder for SDX Shares on the basis of one (1) SDX Share for each two and one-half (2½) Canabrava Shares;

(b) a Small Lot Shareholder who holds a Small Lot shall only be entitled to receive a cash payment from Superior Diamonds in respect of his Small Lot on the basis of $0.08 per Canabrava Share unless such Small Lot Shareholder specifically elects within 30 days of the Effective Date on the letter of transmittal referred to in Section 5.03 hereof to receive share certificates representing shares in the capital of Superior Diamonds. If a Small Lot Shareholder does not elect to receive share certificates as described above, such Non-Electing Small Lot Shareholder will only be entitled to the cash payment from Superior Diamonds described above by complying with the procedure for exchange of share certificates set forth in Article 5 hereof and the Non-Electing Small Lot Shareholder shall be

deemed to have disposed of his Canabrava Shares on the Effective Date. If a cash payment payable to a Small Lot Shareholder in respect of his Small Lot would be less than $10, such payment will not be made;

(c) the outstanding warrants of Canabrava will be converted to warrants of Superior Diamonds upon the same exchange ratio and with corresponding changes in price on the basis set out in Subsection 3.01(a) hereof;

(d) each holder of outstanding Canabrava Shares shall cease to be a holder of Canabrava Shares as of the Effective Date and the name of each such holder shall be removed from the register of holders of Canabrava Shares;

(e) pursuant to Superior Diamonds' obligations under the Business Combination Agreement, each holder of outstanding Canabrava Shares shall be entitled to that number of fully paid and non-assessable SDX Shares issuable to such holder on the basis set out in Subsection 3.01(a) hereof (or cash in lieu thereof for Non-Electing Small Lot Shareholders);

(f) Superior Diamonds shall become the holder of all of the outstanding Canabrava Shares;

(g) Superior Diamonds shall be entered on the register of holders of Canabrava Shares as the holder of all of the outstanding Canabrava Shares; and

(h) the exchanges and other matters provided in this Section 3.01 shall be deemed to occur notwithstanding that the procedures therefore may not be completed until after the Effective Date.

## ARTICLE 4 – RIGHTS OF DISSENT

**4.01** *Rights of Dissent*

Holders of Canabrava Shares may exercise rights of dissent pursuant to and in the manner set forth in Section 207 of the Act provided that the notice of dissent is given by 1:00 p.m. (Vancouver time) on the business day immediately preceding the date of the Canabrava Meeting or the day otherwise ordered by the Court and this Section 4.01 in connection with the Business Combination, and holders who duly exercise such rights of dissent and who:

(a) are ultimately to be paid fair value for their Canabrava Shares by Superior Diamonds and shall be deemed to have had their Canabrava Shares transferred to Superior Diamonds for such value on the Effective Date; or

(b) are ultimately not entitled to be paid fair value for any reason for their Canabrava Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of Canabrava Shares and shall receive SDX Shares on the basis determined in accordance with Subsection 3.01(a) hereof (or cash in lieu thereof for Non-Electing Small Lot Shareholders, on the basis determined in accordance with Subsection 3.01(b) hereof).

## ARTICLE 5 – CERTIFICATES AND DOCUMENTATION

**5.01** *Entitlement to Certificates*

After the Effective Date, certificates formerly representing Canabrava Shares shall represent only the right to receive certificates representing shares in the capital of Superior Diamonds issued in accordance with Section 3.01(a) hereof (or cash in lieu thereof for Non-Electing Small Lot Shareholders in accordance with Section 3.01(b) or for Holders who dissent in accordance with Section 4.01) in exchange for such Canabrava Shares. Following the Effective Date, certificates representing the appropriate number of shares in the capital of Superior Diamonds (or cash in lieu thereof for Non-Electing Small Lot Shareholders) will be forwarded to former holders of Canabrava Shares as at the Effective Date, against deposit of the certificates formerly

representing Canabrava Shares with Computershare Trust Company of Canada, Montreal Trust Centre, 510 Burrard Street 4th Floor, Vancouver BC, V6C 3B9.

**5.02** ***Fractional Shares***

No Shareholder of Canabrava shall receive fractional shares of Superior Diamonds and no cash will be paid in lieu thereof. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or greater being rounded to the next higher whole number and fractions of less then one-half being rounded to the next lower whole number.

**5.03** ***Termination of Rights***

Any certificate of a Shareholder formerly representing Canabrava Shares that is not deposited with all other documents as provided in Section 2.03 of the Business Combination Agreement on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Canabrava Shares to receive shares in the capital of Superior Diamonds (or in the case of Small Lot Shareholders, a cash payment) shall be deemed to be surrendered to Superior Diamonds together with any dividends or distributions thereon held for such holder.

**5.04** ***Distributions***

All dividends paid or distributions made in respect of shares in the capital of Superior Diamonds for which a certificate formerly representing Canabrava Shares has not been deposited with all other documents as provided in Section 2.03 of the Business Combination Agreement shall be paid or delivered to the Depositary to be held, subject to Section 5.03 hereof, in trust for such holder for delivery to the holder, net of all withholding and other taxes, upon delivery of the certificate in accordance with Section 5.01 hereof.

SUPREME COURT
OF BRITISH COLUMBIA
SEAL
VANCOUVER
REGISTRY

SCHEDULE "F"

NO. L 032919
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE CANABRAVA DIAMOND CORPORATION
IN THE MATTER OF SECTION 252 OF THE *COMPANY ACT*,
R.S.B.C. 1996, CHAPTER 62, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
CANABRAVA DIAMOND CORPORATION AND ITS MEMBERS

**INTERIM ORDER**

| | | |
|---|---|---|
| BEFORE MASTER TOKAREK | ) | FRIDAY, THE 17TH DAY |
| | ) | |
| | ) | OF OCTOBER, 2003 |

**THIS WITHOUT NOTICE APPLICATION** coming on for hearing at Vancouver, British Columbia, on the 17th day of October, 2003, AND ON HEARING Jerome D. Ziskrout, counsel for the Petitioner, AND UPON READING the Petition herein dated the 16th day of October, 2003 and the Affidavit of Thomas W. Beattie sworn the 16th day of October, 2003 and filed:

**THIS COURT ORDERS THAT**

1. The Petitioner, Canabrava Diamond Corporation (**"Canabrava"**), be at liberty to convene an extraordinary general meeting (hereinafter the **"Meeting"**) of its members to be held on Monday, the 17th day of November, 2003 commencing on or about 9:00 a.m. at the Four

Monday, the 17th day of November, 2003 commencing on or about 9:00 a.m. at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, for the purpose of considering and if deemed advisable, approving with or without variation, a special resolution approving a plan of arrangement (the "**Arrangement**") substantially in the form of Schedule "E" to Exhibit "C" to the aforementioned Affidavit of Thomas W. Beattie sworn October 16, 2003, which Arrangement is proposed to be made between the Petitioner and its members;

2. The Petitioner, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of members of the Petitioner respecting the adjournment or postponement;

3. The Petitioner shall, not less than 21 days before the day appointed for the Meeting, send by prepaid ordinary mail a Notice convening the Meeting (the "**Notice**"), an instrument of Proxy (the "**Proxy**"), an Information Circular (the "**Circular**"), a Notice of Application for Final Order (the "**Notice of Application**") and the Interim Order (the Notice, Proxy, Circular, Notice of Application and the Interim Order are collectively referred to as the "**Mailed Materials**") to those persons described in paragraph 9 of this Order. The Notice, Proxy, Circular and Notice of Application shall be substantially in the form of Exhibits "A" through "D" to the Affidavit of Thomas W. Beattie sworn October 16, 2003, with such further amendments thereto as solicitors for the Petitioner may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of this Interim Order;

4. Sending of the Notice of Application herein as set out in paragraph 3 of this Order shall be good and sufficient service of the Notice of Application upon all those who may wish to appear in these proceedings and no other form of service need be made, and service of the Mailed Materials on the members of the Petitioner shall be deemed to be effected on the second day following the day on which the Mailed Materials are mailed to the members of the Petitioner, and the Petitioner shall not be required to serve the Petition, any affidavits filed in

support of the Petition, any motions filed by the Petitioner, including affidavits filed in support of such motions, or any orders made on application by the Petitioner, including this Order, except on written request of a member of the Petitioner addressed to the solicitors of the Petitioner at its address for delivery: c/o DuMoulin Black, Barristers & Solicitors, 10th Floor – 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Attention: Jerome D. Ziskrout;

5. Sending of the Mailed Materials in accordance with paragraph 3 of this Order shall constitute good and sufficient service of the Mailed Materials upon all persons who are entitled to receive notice of this proceeding pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and such service shall be deemed effective on the second day following the day on which the Mailed Materials are mailed to the members of the Petitioner;

6. If the Arrangement is approved and agreed to at the Meeting, the Petitioner apply on Wednesday, the 19th day of November, 2003 (the "**Final Application**"), or on such later date as this Court may direct, for: i) the approval of the Arrangement by this Court; and ii) a determination by this Court that the terms and conditions of the Arrangement are fair to the

members of Canabrava, and the form of Notice of Application be approved as the form of Notice of Proceedings for such approval;

7. Any member of the Petitioner may appear and make representations at the Final Application, provided that such member shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Appearance, together with a copy of all material on which such applicant intends to rely at the Final Application, including an outline of such applicant's proposed submissions, to the solicitors for the Petitioner at 10th Floor – 595 Howe Street, Vancouver, British Columbia, V6C 2T5, on or before 11:00 a.m. on November 12, 2003, subject to the direction of the Court;

8. If the Final Application is adjourned, only those persons who have filed and delivered an Appearance, in accordance with the paragraph 4 of this Order, need to be served with notice of the adjourned date;

9. The persons entitled to receive notice of and to attend and vote at the Meeting of the Petitioner shall be the members of the Petitioner as recorded in its Register of Members at the close of business on the 16th day of October, 2003;

10. The members of the Petitioner shall be granted the right of dissent as provided in Section 207 of the Company Act, R.S.B.C. 1996, Chapter 62, as amended, such right to be exercisable at

207 of the *Company Act*, R.S.B.C. 1996, Chapter 62, as amended, such right to be exercisable at any time until 1:00 p.m. (Vancouver time) on November 14, 2003; and

11. The Petitioner be entitled at any time to seek leave to vary this Order.

BY THE COURT

DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

Counsel for the Petitioner

ENTERED

OCT 17 2003

VANCOUVER REGISTRY

VOL 1155 FOL 45

**SCHEDULE "G"**

NO. _______________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE CANABRAVA DIAMOND CORPORATION
IN THE MATTER OF SECTION 252 OF THE *COMPANY ACT*,
R.S.B.C. 1996, CHAPTER 62, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
CANABRAVA DIAMOND CORPORATION AND ITS MEMBERS

## NOTICE OF APPLICATION

TO: CANABRAVA DIAMOND CORPORATION
AND ITS MEMBERS

NOTICE IS HEREBY GIVEN that a Petition has been filed by Canabrava Diamond Corporation ("Canabrava") in the Supreme Court of British Columbia for approval of a plan of arrangement attached to a business combination agreement between Canabrava and Superior Diamonds Inc. dated for reference September 15, 2003, pursuant to Section 252 of the *Company Act*, R.S.B.C. 1996, Chapter 62, as amended;

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced October 17, 2003, the Court has given directions as to the calling of a meeting of the members of the Petitioner for the purpose of considering and voting upon the arrangement (the "Arrangement") under section 252 of the *Company Act*;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement are fair to the members of Canabrava shall be made before the presiding Master in Chambers at the Courthouse, 800 Smithe Street, in the City of Vancouver, on Wednesday, the 19th day of November, 2003, at 9:45 a.m., or so soon thereafter as counsel may be heard.

IF YOU WISH TO BE HEARD, any member of the Petitioner affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of

the Final Application if such person has filed with the Court at the Vancouver Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Appearance, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below on or before 11:00 a.m. (Vancouver time) on November 12, 2003.

The Petitioner's address for delivery is: c/o DuMoulin Black, Barristers and Solicitors, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Attention: Jerome D. Ziskrout.

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Appearance" as aforesaid. You may obtain a form of "Appearance" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the members of the Petitioner.

A copy of the said Petition and other documents in the proceedings will be furnished to any member of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at its address for delivery set out above.

DATED at Vancouver, British Columbia, this 17th day of October, 2003.

"JEROME D. ZISKROUT"
COUNSEL FOR THE PETITIONER

## SCHEDULE "H"

## SECTION 207 OF
## THE COMPANY ACT (BRITISH COLUMBIA)

### Division 2 - Dissent Proceedings

**Dissent procedure**

207. (1) If,

(a) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

(b) the resolution referred to in paragraph (a) is passed, and

(c) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator shall first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

(2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3) The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

(a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

(b) the share certificates representing all of those shares,

and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

(a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

(b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

(c) join in the application any other dissenting member who has complied with subsection (3), and

(d) make consequential orders and give directions it considers appropriate.

(5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7) Every dissenting member who has complied with subsection (3)

(a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

(b) may not withdraw the requirement to purchase the shares, unless the company consents, and

(c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

Computershare

Computershare Investor Services
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.1548

October 24, 2003

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Superior Diamonds Inc.

We confirm that the following material was sent by pre-paid mail on October 23rd, 2003 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Special General Meeting
- B Joint Information Circular for Extraordinary General Meeting of Members of Canabrava Diamond Corporation and Special Meeting of Superior Diamonds Inc.
- C Proxy
- D Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.683.3694

**SUPERIOR DIAMONDS INC.**
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6

**NOTICE OF SPECIAL GENERAL MEETING**

NOTICE IS HEREBY GIVEN that a special general meeting (the "**Superior Diamonds Meeting**") of shareholders ("**Shareholders**") of Superior Diamonds Inc. ("**Superior Diamonds**") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on Monday, November 17, 2003 at the hour of 10:00 a.m. (Vancouver time) for the following purposes, all as more fully set forth in the Information Circular in respect of the Superior Diamonds Meeting:

(1) To consider and, if thought fit, to approve by ordinary resolution a business combination pursuant to which Superior Diamonds Inc. ("**Superior Diamonds**") will acquire all of the issued shares of Canabrava in exchange for common shares of Superior Diamonds as more fully set forth in the Information Circular in respect of the Superior Diamonds Meeting;

(2) To consider and, if thought fit, to approve by special resolution a consolidation, on a one (1) new for two (2) old basis, of the common shares of Superior Diamonds following completion of the acquisition of the shares of Canabrava;

(3) To consider and, if thought fit, to approve by special resolution an increase in the authorized capital of Superior Diamonds;

(4) To consider and, if thought fit, to approve by ordinary resolution an amendment to the existing stock option plan; and

(5) To transact such further or other business as may properly come before the Superior Diamonds Meeting and any adjournment thereof.

Accompanying this Notice are: the Information Circular in respect of the Superior Diamonds Meeting, which Information Circular is incorporated by reference into this Notice, and a form of Proxy. Shareholders unable to attend the Superior Diamonds Meeting in person should read the notes to the Proxy and complete and return the Proxy to Superior Diamonds' Transfer Agent, Computershare Trust Company of Canada, by mail or delivery to 9th Floor - Proxy Department, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by facsimile to 1-866-249-7775 in North America or (416) 263-9524 outside of North America no later than 48 hours prior to the commencement of the Superior Diamonds Meeting.

If you are a non-registered holder of Superior Diamonds common shares and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary. The enclosed form of proxy appoints nominees of management as proxyholder and you may amend the proxy, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Superior Diamonds Meeting.

DATED this 17th day of October, 2003 (signed) John G. Paterson, President & Chief Executive Officer

Shareholders unable to attend the Superior Diamonds Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   ***(a) appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   **OR**

   ***(b) appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

*To be represented at the Meeting, this proxy form must be received at the office of* ***Computershare Trust Company of Canada*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:*

***Computershare Trust Company of Canada***
***Proxy Department***
***100 University Avenue, 9th Floor***
***Toronto, ON M5J 2Y1***
***Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524.***

# Proxy

**SPECIAL GENERAL MEETING OF SHAREHOLDERS OF SUPERIOR DIAMONDS INC. (the "Company") TO BE HELD AT THE FOUR SEASONS HOTEL, 791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA ON MONDAY, NOVEMBER 17, 2003, AT 10:00 A.M.**

**The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints** John G. Paterson, Chief Executive Officer and a Director of the Company, or failing this person, Parkash K. Athwal, Chief Financial Officer of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

**Resolutions** (For full details of each item, please see the enclosed Notice of Meeting and Joint Information Circular dated October 1, 2003)

| | Resolution | For | Against |
|---|---|---|---|
| 1. | To consider and, if thought fit, to approve the business combination with Canabrava Diamond Corporation pursuant to which the Company will acquire all of the issued shares of Canabrava Diamond Corporation in exchange for shares of the Company. | | |
| 2. | To consider and, if thought fit, to approve the proposed consolidation of the Company's shares on a one (1) new for two (2) old basis following completion of the business combination. | | |
| 3. | To consider and, if thought fit, to approve the proposed increase in the authorized capital of the Company. | | |
| 4. | To consider and, if thought fit to approve the amendment to the 2002 Stock Option Plan. | | |
| 5. | To transact such other business as may properly come before the Meeting. | | |

**The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.**

**SIGN HERE:** ______________________________

**Please Print Name:** ______________________________

**Date:** ______________________________

**Number of Shares Represented by Proxy:** ______________________________

***THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.***
***SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE***

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.683.3694

September 24, 2003

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Superior Diamonds Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | |
|---|---|---|
| 1. | Meeting Type | : Special |
| 2. | Class of Securities Entitled to Receive Notice | : Common |
| 3. | Class of Securities Entitled to Vote | : Common |
| 4. | CUSIP Number | : 868152109 |
| 5. | Record Date for Notice | : October 16, 2003 |
| 6. | Record Date for Voting | : October 16, 2003 |
| 7. | Beneficial Ownership Determination Date | : October 16, 2003 |
| 8. | Meeting Date | : November 17, 2003 |
| 9. | Meeting Location | : Vancouver |
| 10. | Business | : Non-Routine |

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9504
Fax:604.683.3694

# SUPERIOR DIAMONDS INC.

September 18, 2003

The British Columbia Securities Commission
The Alberta Securities Commission

Dear Sirs:

**Re: Superior Diamonds Inc. (the "Company")**

We advise the following with respect to the upcoming Meeting of Shareholders for the above Company:

| | |
|---|---|
| Meeting Type: | Special General Meeting |
| Security Description of Voting Issue: | Common shares |
| CUSIP Number: | 868152 10 9 |
| Record Date: | October 16, 2003 |
| Meeting Date: | November 17, 2003 |

Yours truly,

**SUPERIOR DIAMONDS INC.**

*"Thomas W. Beattie"*

Thomas W. Beattie
Director

/sh

cc: TSX Venture Exchange

*The TSX Venture Exchange has not in any way passed upon the merits of the transactions described herein and any representation to the contrary is an offence.*

# INFORMATION CIRCULAR

**for**

# SPECIAL MEETING

**of**

## CONSOLIDATED OURO BRASIL LTD.

**P.O. Box 48778, Bentall Station**
**Vancouver, British Columbia V7X 1A6**

**TELEPHONE:(604) 608-3878**
**FACSIMILE:(604) 264-9771**



**All information in this Information Circular is presented as of May 31, 2002 unless otherwise stated herein.**

**TABLE OF CONTENTS**

**Page**

## SUMMARY

***The following is a summary of certain information contained elsewhere in this Information Circular including the schedules hereto. Certain capitalized terms used in this summary are defined elsewhere in this Information Circular. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein. Additional information, including financial statements, will be distributed by Ouro Brasil from time to time as part of Ouro Brasil's continuous disclosure requirements under applicable securities legislation. This additional information may be more current than that contained in this Information Circular. Shareholders may obtain such information from Ouro Brasil.***

**Times, Date, and Place of Meeting**

The Special Meeting (the "**Meeting**") of Ouro Brasil will be held on Friday, August 16, 2002 at 10 a.m. (Vancouver time), at 1650, 701 West Georgia St, Vancouver, British Columbia, V7Y 1C6.

**Purposes of the Meeting**

This Information Circular is furnished in connection with the solicitation of proxies by management of Ouro Brasil for use at the Meeting.

At the Meeting, Shareholders will be asked to approve:

1. the Acquisition, pursuant to which Ouro Brasil will acquire the Kimberlite Assets and Aurora will acquire the Acquisition Shares;
2. the Change of Name to "Superior Diamonds Inc." and the alteration of Ouro Brasil's Articles accordingly;
3. the Change of Auditor from Smythe Ratcliffe to Deloitte & Touche LLP and authorize the Directors to fix the remuneration for the new auditor;
4. the 2002 Plan under which a maximum of 4,526,223 common shares ("**Shares**") of Ouro Brasil would be issuable pursuant to options granted thereunder;
5. an ordinary resolution allowing the Directors of Ouro Brasil to decide when and whether or not to proceed with the Acquisition and the Related Transactions (as hereinafter defined), in their sole discretion; and
6. such other matters as may properly come before the Meeting.

See "Particulars of Matters to be Acted Upon".

**The Acquisition**

Aurora, a Tier 1 TSX Venture Exchange ("**TSX Venture**") listed company, and Ouro Brasil have entered into the Acquisition Agreement dated for reference April 26, 2002 regarding Ouro Brasil's acquisition of the Kimberlite Assets described below in exchange for Ouro Brasil issuing to Aurora the Acquisition Shares. The transaction will constitute a reverse takeover transaction (an "**RTO**") of Ouro Brasil under the policies of the TSX Venture as Aurora will acquire control of Ouro Brasil. The Acquisition Shares will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale

restrictions applicable to control persons under applicable securities laws. See "Particulars of Matters to Be Acted Upon – (a) Acquisition of Kimberlite Assets from Aurora Platinum Corp. -Terms of Acquisition" and "Description of Ouro Brasil - Performance Shares and Escrow Shares". See also the Ouro Brasil Financial Statements attached as Schedule "A" hereto.

The Kimberlite Assets are comprised of (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario (the "**Kimberlite Properties**"), and (b) rights to receive information from Aurora which identifies properties that are potential kimberlite targets (the "**Kimberlite Information**") based on independent analysis received by Aurora of certain geological information. Ouro Brasil will have the non-exclusive right to all diamond exploration and development rights in the area (the "**Area of Interest**") covered by the Acquisition Agreement. Aurora will retain the rights to other minerals that may be found therein, however Aurora will not explore for diamonds within the Area of Interest. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of $2.5 million per diamond mine developed. See "Particulars of Matters to be Acted Upon – (a) Acquisition of Kimberlite Assets from Aurora Platinum Corp. - The Kimberlite Assets".

Ouro Brasil is required to retain a sponsor in connection with the RTO and has entered into an agreement with Haywood Securities Inc. (the "**Sponsor**") to act as sponsor. Ouro Brasil is currently an inactive issuer whose shares have been halted from trading on the Exchange as a result of the RTO. See "Particulars of Matters to be Acted Upon - (a) Acquisition of Kimberlite Assets from Aurora Platinum Corp. - Sponsor".

Upon completion of the RTO, it is expected that all of the directors of Ouro Brasil, except K. Wayne Livingstone, will resign from the Board of Directors of Ouro Brasil, and that new directors and officers will be appointed. See "Particulars of Matters to Be Acted Upon – (a) Acquisition of Kimberlite Assets from Aurora Platinum Corp." and "Description of Ouro Brasil – Existing and Proposed Directors and Officers".

Upon completion of the Acquisition and the Private Placement (as hereinafter defined) and the anticipated exercise of certain outstanding warrants, it is expected that Aurora will hold approximately 58.11% of the outstanding Shares. See "Particulars of Matters to Be Acted Upon – (a) Acquisition of Kimberlite Assets from Aurora Platinum Corp. - Change of Control" for additional information about Aurora.

The Acquisition is subject to a number of specified conditions, including receipt of an acceptable valuation, the approval or acceptance of the Acquisition by the Shareholders of Ouro Brasil, completion of the Private Placement and TSX Venture approval. At the Closing, Ouro Brasil will grant to Aurora a right (the "**Anti-Dilution Right**") to participate in all equity financings of Ouro Brasil (including financings of securities convertible directly or indirectly into equity securities) to at least the extent required to allow Aurora to maintain its 58% equity interest in Ouro Brasil so long as Aurora holds at least 20% of the issued Shares. On or before Closing, Ouro Brasil will also execute a form of confidentiality agreement (the "**Confidentiality Agreement**") respecting confidential information that it may receive pursuant to the Acquisition Agreement. See "Particulars of Matters to Be Acted Upon – (a) Acquisition of Kimberlite Assets from Aurora Platinum Corp. - Terms of Acquisition". It is anticipated that the Acquisition will become effective prior to August 30, 2002 (the "**Termination Date**") unless otherwise extended by agreement of Ouro Brasil and Aurora.

The Company has agreed to pay a finder's fee (the "**Finder's Fee**") to Mr. George Plewes of $68,750 for his services in locating this transaction for the Company. The Finder's Fee will be paid by the issuance of non-transferable 550,000 warrants (the "**Finder's Fee Warrants**"). Each Finder's Fee Warrant entitles the holder to purchase one Share at a price of $0.25 per Share for a period of 2 years from the Closing Date. See "Interest of Management and Others in Material Transactions" and "Particulars of Matters to

be Acted Upon – Acquisition of Kimberlite Assets from Aurora Platinum Corp. – Terms of the Acquisition". The Finders Fee Warrants will not be issued unless the Closing occurs.

The directors of Ouro Brasil have reviewed the Acquisition Agreement and concluded that the transactions contemplated by the Acquisition Agreement are fair and reasonable and in the best interests of the Shareholders of Ouro Brasil. See "Particulars of Matters to Be Acted Upon – (a) Acquisition of Kimberlite Assets from Aurora Platinum Corp. - Recommendation of the Directors".

*Risk Factors*

**Ouro Brasil, and thus the securities of Ouro Brasil, should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them under this Information Circular, including the following risk factors:**

> **If the Acquisition completes, Ouro Brasil will have a non-exclusive right to conduct diamond exploration and stake claims in the Area of Interest. Other parties, including Inco but excluding Aurora, have the legal right to stake potential kimberlite targets within the Area of Interest. If other parties stake mineral claims in the Area of Interest, Ouro Brasil will not be able to stake the same mineral claims, will not be entitled to any compensation in lieu thereof and will be deprived of any benefit under the Acquisition Agreement in respect thereof.**
>
> **If one or both of the Inco Agreements terminates before the expiry of the Evaluation Periods as hereinafter defined, it may not be possible for Aurora to identify additional kimberlite targets or complete the identification of kimberlite targets to Ouro Brasil on the properties covered by the applicable Inco Agreement.**

See "Particulars of Matters to Be Acted Upon – (a) Acquisition of Kimberlite Assets from Aurora Platinum Corp. - Risk Factors".

*Private Placement and Use of Proceeds*

Concurrent with, and part and parcel of, the acquisition of the Kimberlite Assets and the RTO, Ouro Brasil proposes to complete a private placement (the "**Private Placement**") to raise up to $1 million through the sale of up to 4,000,000 units (the "**Units**") at $0.25 per unit. The proceeds of the Private Placement will be applied to initial exploration work on the Kimberlite Assets to be acquired from Aurora, and for general corporate purposes. Haywood Securities Inc. has agreed to act as agent (the "**Agent**") on the Private Placement and will receive a cash commission of 7.5% of the gross proceeds and agent's warrants (the "**Agent's Warrants**") equal to 10% of the Units sold. The Private Placement is subject to entering into a formal Agency agreement and Exchange acceptance. See "Description of Ouro Brasil - Principal Purposes" and "Description of Ouro Brasil - Private Placement".

**THE ACQUISITION SHARES TO BE ISSUED IN CONNECTION WITH THE ACQUISITION AND THE UNITS TO BE ISSUED IN CONNECTION WITH THE PRIVATE PLACEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.**

**Related Resolutions**

Shareholders will be asked to consider and, if thought fit, to pass a special resolution changing Ouro Brasil's name from "Consolidated Ouro Brasil Ltd." to " Superior Diamonds Inc." or to such other name as determined by the directors and acceptable to the Registrar of Corporations for the Yukon Territory and the TSX Venture and to alter the Company's Articles accordingly.

Ouro Brasil wishes to change its auditor to Deloitte & Touche LLP, which is also Aurora's auditor, so as to minimize duplication of auditing requirements and reduce costs. See the "Notice of Change of Auditors" along with letters from Smythe Ratcliff, the current auditors, and Deloitte & Touche LLP, the proposed auditors, all of which form part of the reporting package which must be filed with the various securities commissions that the Company reports to and distributes to the Shareholders and which are attached hereto as the Change of Auditors Reporting Package in Schedule "B". As part of this resolution, shareholders will be asked to authorize the Directors to fix the new Auditor's remuneration

The Shareholders will be asked to authorize the directors of Ouro Brasil to decide when and whether or not to proceed with the Acquisition and the Related Transactions, in their sole discretion.

See "Particulars of Matters to be Acted Upon – Approval of Name Change, Approval of Change of Auditor, and Authorization of Directors' Discretion".

**Stock Option Resolution**

Ouro Brasil Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution authorizing Ouro Brasil to proceed with the 2002 Plan. See "Particulars of Matters to be Acted Upon – Approval of Stock Option Plan".

## GLOSSARY OF TERMS

*In this Information Circular, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:*

| | |
|---|---|
| **Acquisition** | The acquisition by Ouro Brasil of the Kimberlite Assets in exchange for Acquisition Shares. |
| **Acquisition Agreement** | The Acquisition Agreement dated for reference April 26, 2002 between Aurora and Ouro Brasil. |
| **Acquisition Resolution** | The ordinary resolution of the Shareholders to approve the Acquisition and RTO. |
| **Acquisition Shares** | The 13,150,000 Ouro Brasil Shares to be issued to Aurora in exchange for the Kimberlite Assets pursuant to the Acquisition. |
| **AEM Data** | The airborne electromagnetic and ground follow-up data delivered or deliverable to Aurora by Inco Limited pursuant to the Inco Agreements. |
| **Agent** | Haywood Securities Inc. |
| **Anti-Dilution Agreement** | The form of agreement evidencing the Anti-Dilution Right. |
| **Anti-Dilution Right** | The right of Aurora to maintain its 58% equity interest in Ouro Brasil as more specifically described under "Particulars of the Matters to be Acted Upon – Terms of Acquisition". |
| **Area of Interest** | The approximately 33,000 kilometers in northwestern Ontario more particularly described under "Particulars of the Matters to be Acted Upon - AEM Diamond Exploration Project". |
| **ASC** | Alberta Securities Commission. |
| **Aurora** | Aurora Platinum Corp. |
| **BCSC** | British Columbia Securities Commission. |
| **Change of Auditor Resolution** | The ordinary resolution to be passed by Shareholders approving proposed change of Ouro Brasil's auditor from Smythe Ratcliffe to Deloitte& Touche LLP after the Closing Date. |
| **Closing** | The closing of the Acquisition. |
| **Closing Date** | The date of Closing of the Acquisition, expected to be the 2nd business day following receipt of all required Regulatory Approvals, being no later than the Termination Date. |

| | |
|---|---|
| **Confidentiality Agreement** | The form of confidentiality agreement to be executed by Ouro Brasil respecting confidential information which may be provided to it in connection with the Acquisition. |
| **Evaluation Period** | Either of the five year evaluation period commencing April 1, 2000 under the Inco 2000 Agreement or the five year evaluation period commencing April 1, 2002 under the Inco 2002 Agreement, as applicable. |
| **Finder's Fee** | The Finder's Fee payable to Mr. George Plewes for his services in locating this Acquisition for Ouro Brasil. |
| **Finder's Fee Warrants** | The non-transferable finder's fee warrants to be issued by the Company at the Closing to Mr. George Plewes as the Finder's Fee, each such finder's fee warrant entitling Mr. Plewes to purchase one Share at $0.25 per Share for a period of two years from the date of issuance. |
| **Inco** | Inco Limited |
| **Inco 2000 Agreement** | The agreement dated December 18, 2000 between Inco and Aurora as amended October 22, 2001. |
| **Inco 2002 Agreement** | The agreement dated April 1, 2002 between Inco and Aurora. |
| **Inco Agreements** | Collectively, the Inco 2000 Agreement and the Inco 2001 Agreement. |
| **Kimberlite Assets** | The Kimberlite Target Information and the Kimberlite Properties. |
| **Kimberlite Properties** | The 16 staked mineral claims covering 4,096 hectares in northwestern Ontario as described more particularly in the Acquisition Agreement. |
| **Kimberlite Targets** | The properties identified or to be identified as potential kimberlite targets based on the Kimberlite Target Information. |
| **Kimberlite Target Information** | The information disclosing the properties identified or to be identified for Aurora as being potential kimberlite targets by an independent geophysicist based upon said geophysicist's interpretation of the AEM Data. |
| **Meeting** | The special meeting of Shareholders for the purpose of approving the Acquisition, the Related Transactions, the 2002 Plan and the other matters proposed by management at the Meeting to be held at 10:00 a.m. (Vancouver time) on Friday, August 16, 2002. |
| **Name Change** | The proposed change of name of Ouro Brasil from "Consolidated Ouro Brasil Ltd." to "Superior Diamonds Inc." and the corresponding amendment to the Company's articles. |

| | |
|---|---|
| **Name Change Resolution** | The Special Resolution of the Shareholders to approve the Name Change. |
| **New Stock Options** | The 3,000,000 stock options to be issued pursuant to the 2002 Plan, if approved, at the Closing. |
| **Private Placement** | The private placement of Units of Ouro Brasil to raise up to CDN$1,000,000. |
| **Record Date** | July 11, 2002. |
| **Registrar** | Registrar of Corporations under the Yukon Act. |
| **Regulatory Approvals** | Such approvals of the Regulatory Authorities to the RTO, Acquisition Agreement, Acquisition, Related Transactions, 2002 Plan and Private Placement as may be required. |
| **Regulatory Authorities** | One or more of the ASC, BCSC, TSX Venture and the Registrar. |
| **Related Resolutions** | Collectively, the Name Change Resolution and the Change of Auditor Resolution. |
| **Related Transactions** | Collectively, the Name Change and the Change of Auditor. |
| **Shareholders** | At any time, the holders at that time of Shares. |
| **Shares** | Common shares in the capital of Ouro Brasil. |
| **Special Resolution** | A resolution required to be approved by not less than two-thirds (2/3) of the votes cast by those Shareholders who (being entitled to do so) vote, in person or by proxy, at the Meeting for which the appropriate notice has been given. |
| **Sponsor** | Haywood Securities Inc. |
| **Stock Option Resolution** | The ordinary resolution to be passed by Shareholders approving the 2002 Plan. |
| **Termination Date** | August 30, 2002 or such other date determined in accordance with the Acquisition Agreement. |
| **Technical Report** | The technical report, dated June 24, 2002 prepared in respect of the Kimberlite Assets by L.D.S. Winter, P. Geo. |
| **Transfer Agent** | Computershare Trust Company of Canada at its offices in Vancouver. |
| **TSX Venture** | TSX Venture Exchange Inc. (formerly the Canadian Venture Exchange). |
| **2002 Plan** | The proposed stock option plan of Ouro Brasil authorizing the issuance of options to purchase up to 4,526,223 Shares. |

| | |
|---|---|
| **Units** | Up to 4,000,000 units to be issued pursuant to the Private Placement, each unit comprising one Share and one half of one Warrant. |
| **Warrant** | Up to 2,000,000 share purchase warrants to be issued pursuant to the Private Placement, each such Warrant entitling the holder to purchase one Share at $0.50 per Share for a period of one year from the closing of the Private Placement. |
| **Yukon Act** | The *Business Corporations Act* (Yukon). |

**CURRENCY**

Unless otherwise indicated, all currency amounts herein are stated in Canadian dollars.

## GLOSSARY OF MINING TERMS

**Bedrock** - Solid rock underlying surficial deposits.

**Bulk Sample** – A large sample of material (generally greater than 100 kilograms).

**Canadian Shield** – The vast area of Precambrian rocks covering approximately five million square kilometres of Eastern Canada.

**Carat** - A unit of weight for precious stones and pearls, equal to 200 milligrams.

**Carbonatite** - An igneous rock containing greater than 50% carbonate minerals such as calcite, dolomite and commonly associated with alkaline igneous rocks.

**Chrome Diopside** – A calcium-magnesium silicate with high chromium content.

**Chromite** – A chrome iron ore ($FeCr_2O_4$) that is the commercial source for chromium.

**Claim (Mineral/Mining)** – The area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction.

**Concentrate** - The valuable fraction of an ore that is left while the worthless material is removed in processing.

**Craton** - An old, relatively rigid and immobile region of the earth's crust.

**Diamond** – A precious gemstone with a chemical composition of pure carbon. It is the hardest naturally occurring substance known, having numerous industrial applications as well as being the most sought after gem for jewelry.

**Diamond Drilling/Drill Hole** - A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

**Diamondiferous** - A rock or sediment that contains diamonds as one of its components.

**Diatreme** – A volcanic vent or pipe drilled upwards through enclosing country rocks by the explosive energy of the gas-charged magmas.

**Dome** - An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.

**Dyke** - A tabular body of igneous rock cross cutting the host strata at a high angle.

**Electromagnetic Survey** - A geophysical survey that measures electromagnetic waves at the earth's surface for the purposes of detecting conductive material such as metallic minerals.

**Fault** - A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

**Fold** - A bend in strata or any planar structure.

**Formation** - A body of rock identified by lithological characteristics and stratigraphic position.

**G-10** - a type of pyrope garnet with a higher chromium to calcium ratio indicative of conditions favorable for the formation of diamonds.

**Ga** - an abbreviation meaning a billion years.

**Garnet** - Any of a group of hard silicate minerals having the general formula $A_2B_2(SiO_4)_3$, occurring chiefly as well-formed crystals in metamorphic rocks.

**Geochemistry/Geochemical** - Study of variation of chemical elements in rocks or soil.

**Geology/Geological** – Study of the Earth's history and life, mainly as recorded in rocks.

**Geophysics/Geophysical** - Study of the earth by quantitative physical methods.

**Gneiss** - A banded rock formed by metamorphism.

**Grains** – In diamond exploration, the particles associated with a potential diamond bearing kimberlite which are counted for abundance in heavy mineral sampling analysis.

**Granite** - A medium to coarse-grained felsic intrusive rock composed mainly of quartz and sodium and potassium feldspars.

**Ha** - Hectares

**Heavy Mineral Sampling** – The analysis of geochemical samples for their content of minerals of a higher specific gravity.

**Hectare** - A square of 100 meters on each side.

**Host** - A rock or mineral that is older than rocks or minerals introduced into it.

**Igneous** – A classification of rocks formed from the solidification from a molten state.

**Ilmenite** - An iron-titanium oxide mineral.

**Indicator Minerals** - In diamond exploration, certain minerals such as ilmenite, G-10 pyrope garnets and chrome diopside whose characteristics indicate they have been sourced in the diamond bearing layer of the earth's mantle.

**Intrusive/Intrusions** - Said of an igneous rock that invades older rocks.

**Jurassic** – A period in geological time from 200Ma to 145 Ma.

**Kimberlite** - A variety of ultramafic igneous rock formed in pipes, dykes an sills that can contain diamonds.

**Lamproite** - A variety of ultramafic igneous rock formed in pipes, dykes and sills that can contain diamonds.

**Lamprophyre** – A variety of alkalic igneous rock formed in dykes with dark minerals in the groundmass and as phenocrysts.

**Ma** - Million of years ago.

**Mafic** - *An igneous rock composed chiefly of dark iron and manganese silicate minerals.*

**Magnetic Survey** - A geophysical survey conducted on the earth's surface that measures variations in the earth's magnetic field caused by variations in rock type or geological structures.

**Microdiamonds** - Any diamond occurring in a natural state and being less than 1.0 mm in diameter.

**Olivine** - A green or brown orthorhombic mineral, $(Mg, Fe)_2SiO_4$; a common rock-forming mineral of mafic, ultramafic and low-silica igneous rocks (gabbro, basalt, peridotite); it crystallizes early from a magma, weathers readily at the earth's surface and metamorphoses to serpentine.

**Outcrop** - An exposure of bedrock at the surface.

**Phanerozoic** - *Period of geologic time from 570 million years ago to recent time.*

**Pipe** - A vertical to subvertical tubular body of rock.

**Proterozoic** - The youngest part of the Precambrian from 2450 - 570 million years ago.

**Pyrope** - A variety of deep-red to black garnet, containing magnesium and aluminum, often used as a gem. A diamond indicator mineral.

**Sediment** - Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

**Sedimentary** - Pertaining to or containing sediment or formed by its deposition.

**Staking/Staked** – Some jurisdictions require the applicant to place stakes, usually at four corners, on the ground that is to be acquired for mineral exploration.

**Structural** - Pertaining to geological structure, ie folds, faults, etc.

**Superior Province (Craton)** – A geological Province of the Canadian Shield.

**Ultramafic** – A dark coloured igneous rock containing less than 45% silica and characterized by mafic minerals, such as olivine, amphibole and pyroxene.

**Volcanic** - Descriptive of rocks originating from volcanic activity.

**CONSOLIDATED OURO BRASIL LTD.**

**P.O. Box 48778, Bentall Station**
**Vancouver, British Columbia**
**V7X 1A6**

**INFORMATION CIRCULAR**

**(As at May 31, 2002 except as indicated. Additional information, including financial statements, will be distributed by Ouro Brasil from time to time as part of Ouro Brasil's continuous disclosure requirements under applicable securities legislation. This additional information may be more current than that contained in this Information Circular. Shareholders may request such additional information from Ouro Brasil.)**

**Solicitation of Proxies**

This Information Circular is furnished in connection with the solicitation of proxies by the management of Ouro Brasil for use at the Meeting to be held on Friday, August 16, 2002 and at any adjournments thereof.

While it is expected that the solicitations will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of Ouro Brasil or by agents retained for that purpose. Ouro Brasil may reimburse shareholders, nominees or agents for any costs incurred in obtaining from their principals proper authorization to execute proxies. Ouro Brasil may also reimburse brokers and other persons holding shares in their own name or in the names of their nominees for expenses incurred in sending proxies and proxy materials to the beneficial owners thereof in obtaining their proxies. All costs of all solicitations on behalf of management will be borne by Ouro Brasil.

**Appointment of Proxyholder**

The persons named in the enclosed form of proxy are officers or directors of Ouro Brasil.

**A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting that other person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.** If a shareholder appoints one of the persons designated in the accompanying form of proxy as nominee and does not direct the said nominee to vote either for or against or withhold from voting on a matter or matters with respect to which an opportunity to specify how the shares registered in the name of such shareholder shall be voted, the proxy shall be voted for such matter or matters.

Completed forms of proxy must be received at the office of the registrar and transfer agent of Ouro Brasil, Computershare Trust Company of Canada, Montreal Trust Centre, 510 Burrard Street 4th Floor, Vancouver BC V6C 3B9, not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of said Meeting elects to exercise his discretion to accept proxies received subsequently.

**Revocability of Proxy**

Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be

revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of Ouro Brasil, as the case may be, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders (as hereinafter defined) who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

**Exercise of Vote by Proxy**

Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, Shares represented by such proxies will be voted accordingly.

**If no choice is specified, the persons designated in the accompanying form of proxy will vote in favour of the Acquisition Resolution, the Related Resolutions and the Stock Option Resolution and for all other matters proposed by management at the Meeting.**

**The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, the management of Ouro Brasil knows of no such amendments, variations or other matters to come before the Meeting.**

**Advice to Beneficial Shareholders**

**Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of Ouro Brasil are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.** More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "**Non-Registered Holder**") but which are registered either: (a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, Ouro Brasil has distributed copies of the Notice of Meeting, this Information Circular and the relevant Proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-

Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

**Interest Of Certain Persons In Matters To Be Acted Upon**

Except as set out in this Information Circular, no Director or senior officer of Ouro Brasil, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. See "Interest of Management and Others in Material Transactions".

**Record Date, Voting Shares and Principal Holders of Voting Securities**

The Record Date for the determination of Ouro Brasil Shareholders entitled to receive notice of, attend and vote at the Meeting was fixed by the Ouro Brasil board of directors as July 11, 2002.

Ouro Brasil is authorized to issue an unlimited number of Shares, of which 3,695,401 Shares are issued and outstanding as of the date of this Information Circular. The holders of Shares are entitled to one vote for each Share held. Ouro Brasil has only one class of Shares.

To the knowledge of the Directors and senior officers of Ouro Brasil, no person currently beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to all Shares.

As at the date of this Information Circular, the directors and senior officers of Ouro Brasil as a group own beneficially, directly or indirectly, or exercise control or direction over 0.02% of the outstanding Shares of Ouro Brasil.

**Executive Compensation**

The following table (presented in accordance with the Rules made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to Ouro Brasil

for the three most recently completed financial years in respect of the individual who was, during each of those financial years, the Chief Executive Officer of Ouro Brasil and each of the four highest paid executive officers (**"the Named Executive Officers"**). During those periods, Ouro Brasil had no Named Executive Officers save those named below.

***Summary Compensation Table[1]***

| | | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Period May 31 | Salary ($) | Bonus ($) | Other Annual Compen-sation ($) | Securities Under Option Granted (#) | Restricted Shares or Restricted Shares Units ($) | LTIP Payouts ($) | All Other Compen-sation ($) |
| Eric D. Pinkney [1]<br>President and Chief Executive Officer | 2001 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| Ronald L. Handford [2]<br>Former President and Chief Executive Officer | 2000<br><br>1999 | Nil | Nil | 60,000 [2]<br><br>60,000 [2] | Nil | Nil | Nil | Nil |

(1) Mr. Pinkney became President and Chief Executive Officer in May, 2001.

(2) Mr. Handford was President and Chief Executive Officer from November, 1997 to May, 2001. Compensation was paid to Mr. Handford's management company.

*Long Term Incentive Plan Awards*

Ouro Brasil does not have any long term incentive plans, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of Ouro Brasil's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year.

*Option/Stock Appreciation Rights Grants*

Ouro Brasil granted the following stock options to purchase Shares during the fiscal year ended May 31, 2001 to Named Executive Officers, or directors or executive officers of Ouro Brasil:

| Name | Securities Under Options/SARs Granted (#)[1] | % of Total Options/SARs Granted to Employees & Directors in Financial Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Aris Morfopoulos Chief Financial Officer | 28,000 | 32.75% | $0.19 | $0.26 | October 18, 2005 |
| K. Wayne Livingstone Director | 57,500 | 67.25% | $0.19 | $0.26 | October 18, 2005 |

There were no options were granted subsequent to year end and no options were exercised during the past fiscal year or in the nine month fiscal period subsequent thereto.

Ouro Brasil is seeking shareholder approval at the Meeting of the 2002 Plan. If shareholder and Regulatory Approval of the 2002 Plan is obtained, all future options will be issued under the 2002 Plan. See "Particulars of Matters to be Acted Upon –(e) Approval of Stock Option Plan".

*Termination of Employment, Changes in Responsibility and Employment Contracts*

There are no employment contracts between Ouro Brasil and any of its Named Executive Officers. Ouro Brasil has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers of Ouro Brasil to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

*Compensation of Directors*

During the most recently completed financial year, Ouro Brasil has not paid any cash or cash compensation to its directors.

Ouro Brasil has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year. There are no formal plans pursuant to which options to purchase securities of Ouro Brasil were granted to executive officers. Ouro Brasil grants incentive stock options from time to time to its directors, officers and employees in accordance with TSX Venture policy at the discretion of its Board of Directors.

*Corporate Cease Trade Orders Or Bankruptcies*

No director, officer, promoter or other member of management of Ouro Brasil and no proposed director, officer, promoter or other member of management of Ouro Brasil post-Acquisition is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

*Penalties Or Sanctions*

No director, officer, promoter or other member of management of Ouro Brasil and no proposed director, officer, promoter or other member of management of Ouro Brasil post-Acquisition has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

*Individual Bankruptcies*

No director, officer, promoter or other member of management of Ouro Brasil and no proposed director, officer, promoter or other member of management of Ouro Brasil post-Acquisition has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets, save that Aris Morfopoulos, the current Secretary and Chief Financial Officer of Ouro Brasil declared personal bankruptcy in British Columbia on July 21, 1995 and was discharged from bankruptcy on April 21, 1996. Mr. Morfopoulos will not continue as an officer of Ouro Brasil if the Acquisition is approved.

**Conflicts Of Interest**

The directors of Ouro Brasil are required by law to act honestly and in good faith with a view to the best interests of Ouro Brasil and to disclose any interests which they may have in any project or opportunity of Ouro Brasil. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of Ouro Brasil's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among Ouro Brasil, its promoters, directors, officers or other members of management or of any proposed promoter, director, officer or other member of management, post-Acquisition, as a result of their outside business interests except that certain of the existing and proposed directors, officers, promoters and other members of management of Ouro Brasil serve as directors, officers, promoters and members of management of other companies, and therefore it is possible that a conflict may arise between their duties to Ouro Brasil and their duties as a director, officer, promoter or member of management of such other companies. See also "Interest of Management and Others in Material Transactions".

**Interest of Management and Others in Material Transactions**

The directors, senior officers and principal shareholders (including proposed directors, senior officers and principal shareholders upon completion of the Acquisition) of Ouro Brasil, or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which Ouro Brasil has participated within the three year period prior to the date of this Information Circular, or will have any material interest in any proposed transaction, which has materially affected or will materially affect Ouro Brasil, except that, if the Acquisition is approved,

1. Wayne Livingstone, a director of Ouro Brasil, will continue as a director of Ouro Brasil post-Acquisition and will, in that capacity, benefit from any grants of stock options to senior officers and directors of Ouro Brasil post-RTO and may benefit from any remuneration paid for consulting services provided by him to Ouro Brasil.

2. Certain directors and officers of Aurora, being John Paterson, Michael Winn, Thomas Beattie, Parkash Athwal and Susy Horna, will become directors and/or officers of Ouro Brasil and may receive compensation or stock options in connection with their new positions as directors and officers of Ouro Brasil.

3. The proposed new directors and officers of Ouro Brasil own securities in Aurora and Southwestern Resources Corp. ("**Southwestern**") (which owns 19.01% of Aurora) and may indirectly benefit from appreciation in the value of those securities if there is a future increase in the value of the Acquisition Shares.

4. Mr. George Plewes is the Chairman of the Board of Aurora and a director of Aurora. Mr. Plewes will receive the Finder's Fee in connection with the RTO and will receive stock options under the 2002 Plan for the provision of services as a consultant to Ouro Brasil post RTO. Mr. Plewes is also a director and officer of Southwestern.

See also "Management Contracts" below.

**Management Contracts**

Management functions of Ouro Brasil will be performed by the directors or senior officers of Ouro Brasil and pursuant to the following arrangements.

Ouro Brasil expects to enter into an administrative services agreement with Southwestern at Closing, pursuant to which Ouro Brasil will pay a fee of $4,000 per month for office rent for its British Columbia operations, and for secretarial, accounting and other administrative and management services. Ouro Brasil also expects to enter into a management agreement with Aurora at Closing, pursuant to which Ouro Brasil will pay a fee of $2,000 per month for office rent for its operations in Ontario and related secretarial, accounting and other management services.

Certain directors and officers of Southwestern and Aurora are also directors and officers of the Company. John G. Paterson, will be the President, Chief Executive Officer and director of the Company if the Acquisition closes and he holds the same positions in Southwestern and Aurora. Mr. Paterson exercises voting control over 27.79% of the common shares of Southwestern and Southwestern owns 19.01% of the issued shares of Aurora. Thomas W. Beattie and Parkash K. Athwal are officers of the Company and of Southwestern and Aurora. Susy Horna will be an officer of the Company and currently provides executive legal assistant services to Aurora and Southwestern.

Certain other persons who currently provide consulting services to Southwestern and Aurora may also provide consulting services, as may be required from time to time, to Ouro Brasil.

**Indebtedness to Ouro Brasil of Directors, Executive Officers and Senior Officers**

There is no indebtedness of any director, executive officer, senior officer, proposed director to or guaranteed or supported by Ouro Brasil either pursuant to an employee stock purchase program of Ouro Brasil or otherwise, during the respective most recently completed financial years.

## PARTICULARS OF MATTERS TO BE ACTED UPON

### (a) Acquisition of Kimberlite Assets from Aurora Platinum Corp.

***Terms of the Acquisition***

The general description of the Acquisition Agreement which follows is qualified in its entirety by reference to the full text of the Acquisition Agreement, a copy of which is available for review by Shareholders at Aurora's office at Suite 1650, 701 West Georgia Street, Vancouver, B.C. during normal business hours prior to the Meeting.

Ouro Brasil is an inactive issuer and has been actively seeking new properties or projects to acquire and to provide a base for potential enhancement in shareholder value. Ouro Brasil's shares have been halted from trading on the Exchange as a result of the RTO. Ouro Brasil has agreed, subject to certain conditions described below, to purchase the Kimberlite Assets in exchange for Ouro Brasil issuing to Aurora the 13,150,000 Acquisition Shares. The acquisition of the Kimberlite Assets will constitute an RTO for Ouro Brasil under the policies of the Exchange.

Completion of the acquisition of the Kimberlite Assets is subject to a number of conditions, including but not limited to, Exchange acceptance, Shareholder approval, due diligence examinations, completion of the Private Placement, receipt of all necessary technical reports concerning the Kimberlite Assets, execution of the Confidentiality Agreement and the Anti-Dilution Agreement by Ouro Brasil and execution of definitive documentation. Ouro Brasil has retained the Sponsor to act as its sponsor in connection with the RTO as required by the Exchange. Trading in the common shares of Ouro Brasil will remain halted until the Sponsor has filed all required documentation and requested that trading resume and the Exchange has, among other things, completed all preliminary background searches in accordance with its policies. The Acquisition Shares will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. See "Description of Ouro Brasil - Performance Shares or Escrow Shares".

At the Closing, Ouro Brasil will grant to Aurora the Anti-Dilution Right to participate in all equity financings of Ouro Brasil (including financings of securities convertible directly or indirectly into equity securities) to at least the extent required to allow Aurora to maintain its 58% equity interest in Ouro Brasil. The Anti-Dilution Agreement will provide that:

(i) if prior to such financing, Aurora has been diluted subsequent to any prior financing due to the exercise of warrants, options or other convertible securities, in exercising its Anti-Dilution Right, Aurora has the right to increase its participation in the equity financing to make up for such further dilution in addition to the current financing;

(ii) the stock exchange on which the common shares of Ouro Brasil are listed and posted for trading will allow such terms to be offered to Aurora; and

(iii) if, at any time after Closing, Aurora owns less than 20% of Ouro Brasil's issued and outstanding equity capital, then the Anti-Dilution Right will terminate.

On or before Closing, Ouro Brasil will also execute the Confidentiality Agreement respecting confidential information that it may receive pursuant to the Acquisition Agreement.

Each of Aurora and Ouro Brasil will pay all of its own reasonable costs, fees and expenses incurred in connection with the Acquisition unless the Acquisition is not completed due to the breach of any material

representations, warranties or covenants of one party, in which case that party will pay a break fee of up to $50,000 of the other party's reasonable costs, fees and expenses.

If the Acquisition Resolution is approved by the Shareholders and all other conditions are met, the Acquisition will become effective on the Closing Date. Unless extended by consent, the deadline for completion of the Acquisition is August 30, 2002. The Acquisition Agreement may be terminated, whether before or after approval of the Shareholders, in the circumstances specified in the Acquisition Agreement, including: (a) by mutual agreement; (b) by Aurora or Ouro Brasil if the Closing Date has not occurred prior to the Termination Date; and (c) by Aurora or Ouro Brasil if certain conditions precedent are not fulfilled or performed, including failure of the Shareholders to approve the Acquisition Resolution at the Meeting.

Upon completion of the RTO, the directors of Ouro Brasil, except K. Wayne Livingstone, will resign from the Board of Directors, and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, will be appointed to the Board of Directors of Ouro Brasil, with John G. Paterson being appointed as President, Parkash K. Athwal being appointed as Chief Financial Officer and Susy Horna being appointed as Secretary. See "Description of Ouro Brasil – Existing and Proposed Directors and Officers".

Concurrent with, and part and parcel of, the acquisition of the Kimberlite Assets and the RTO, Ouro Brasil proposes to complete the Private Placement. The proceeds of the Private Placement will be applied to initial exploration work on the Kimberlite Assets, and for general corporate purposes. The Private Placement is subject to Exchange acceptance and is scheduled to close at the closing of the Acquisition. See 'Description of Ouro Brasil – Principal Purposes" and "Description of Ouro Brasil – Private Placement".

After the issuance of the Acquisition Shares, the completion of the Private Placement and the anticipated exercise of 1,785,714 of the outstanding warrants prior to closing, it is expected that Ouro Brasil will have 22,631,115 shares outstanding (25,185,115 shares on a fully diluted basis). The 13,150,000 Acquisition Shares held by Aurora will represent 58.11% of the said 22,631,115 shares and 52.21% of the 25,185,115 shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora will have the right to maintain its equity interest in Ouro Brasil by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Ouro Brasil. See "Change of Control" below for additional information regarding Aurora.

In determining the number of shares to be issued for the Kimberlite Assets, the management and board of directors of Ouro Brasil made evaluations based upon a consideration of relevant factors including the market value, business development, financial and other assets, liabilities, contingent liabilities and risks as applicable to Ouro Brasil and based upon a consideration of the value of the Kimberlite Assets. The management and board of directors of the Company also reviewed the Technical Report and considered the information and advantages and disadvantages of the Acquisition discussed below under "Recommendation of the Directors".

The Company has agreed to pay a finder's fee (the "**Finder's Fee**") to Mr. George Plewes of $68,750 for his services in locating this transaction for the Company. The Finder's Fee will be paid by the issuance of non-transferable 550,000 warrants (the "**Finder's Fee Warrants**"). Each Finders Fee Warrant entitles the holder to purchase one Share at $0.25 per Share for a period of 2 years from the Closing Date. The Finders Fee Warrants will not be issued unless the Acquisition Closing occurs. See "Interest of Management and Others in Material Transactions".

*The Kimberlite Assets*

Aurora is a party to two agreements with Inco, the Inco 2000 Agreement and the Inco 2002 Agreement (collectively, the "**Inco Agreements**").

Under the Inco 2000 Agreement, Aurora has received from Inco certain airborne electromagnetic and ground follow-up data (the "**AEM Data**") in two areas in northwestern Ontario, being Area A and the northern part of Area B (Area A and Area B are hereinafter described). Based on an independent geophysicist's interpretation of the AEM Data in Area A, Aurora has staked the 16 mineral claims comprising the Kimberlite Property and identified 35 other potential kimberlite targets. The independent geophysicist is currently analyzing the AEM Data the northern part of Area B to locate more kimberlite targets. Aurora has the right to use the AEM Data during the five year Evaluation Period, which commenced on December 19, 2000, subject to termination of that right if Aurora fails to incur expenditures ("**Selection Expenditures**") for anomaly selection and ground follow-up required under the Inco 2000 Agreement as follows:

| | |
|---|---|
| Year One | $150,000 |
| Year Two | $300,000 |
| Year Three | $450,000 |
| Year Four | $600,000 |

Aurora has incurred the Selection Expenditures for Year One and a portion of the Selection Expenditures for Year Two under the Inco 2000 Agreement, the balance of which is required to be incurred for Year Two by December 18, 2002.

Under the Inco 2002 Agreement, Aurora has received AEM Data in respect of the southern part of Area B, which an independent geophysicist is presently interpreting. Aurora has the right to use this AEM Data during the five year Evaluation Period, which commenced on April 1, 2002, on the same terms and upon incurring additional Selection Expenditures, totalling $1,500,000, for Years One, Two, Three and Four (the first such Expenditure to be incurred by March 31, 2003).

If Aurora fails to incur the Selection Expenditures required under the Inco 2000 Agreement or the Inco 2002 Agreement, the respective Agreement will be terminated. Upon such termination, Aurora will be required to return the AEM Data obtained under such Agreement to Inco, however the interpretation of the AEM Data completed prior to such termination will remain the property of Aurora and, as such interpretation relates to potential kimberlite targets, for the benefit of Ouro Brasil under the Acquisition Agreement.

Pursuant to the Acquisition Agreement, Ouro Brasil will receive:

(a) the Kimberlite Properties for the purpose of exploring and developing for diamonds; and

(b) Kimberlite Target Information and the non-exclusive right to explore, stake and develop for diamonds in

  (i) the 35 kimberlite targets which have been, and other targets which may be, identified by Aurora's independent geophysicist to Ouro Brasil as potential targets in Area A; and

  (ii) all other diamond targets in Area B which are identified for Aurora by an independent geophysicist (who shall be acceptable to Ouro Brasil) based upon the geophysicist's interpretation of the AEM Data delivered or to be delivered to

Aurora pursuant to the Inco Agreements;all in the Area of Interest shown as Area A and Area B in Figure 1 below.

Aurora has agreed to require the geophysicist to promptly and diligently interpret the AEM Data and to promptly supply to Ouro Brasil maps outlining identified Kimberlite Targets. Ouro Brasil has signed the Confidentiality Agreement with respect to the information it receives under the Acquisition Agreement. Ouro Brasil will be required to pay a 1.5% net smelter return royalty to Inco, to a maximum royalty of $2.5 million per diamond mine developed.

Aurora has agreed not to sell, transfer or otherwise deal with the Kimberlite Assets to any party other than Ouro Brasil, stake claims for potential kimberlite targets or use the AEM Data as it may relate to kimberlite prospects in competition to Ouro Brasil. Inco retains the legal right to stake properties including potential diamond targets within the Area of Interest, although Inco has indicated it does not intend to pursue diamond properties. The AEM Data itself will not be provided to Ouro Brasil by Aurora, only the interpretation of the AEM Data as it discloses Kimberlite Target Information.

The Acquisition Agreement does not give any rights to Ouro Brasil with respect to any ores or minerals within the Area of Interest other than diamonds. Aurora will retain the rights to other minerals that may be found by Ouro Brasil in the Area of Interest. In the event Ouro Brasil acquires interests in any properties, within the Area of Interest, which are found to contain ores or minerals other than diamonds, the rights to such ores or minerals shall be transferred to Aurora without additional consideration.

***AEM Diamond Exploration Project***

Information on the AEM Diamond Exploration Project set out herein has been obtained from the Technical Report entitled "Geological Report on the Aurora Platinum Corp. AEM Diamond Exploration Project, Northwestern Ontario, Canada".

*Project Description and Location*

The Area of Interest, which was covered by AEM surveys carried out by Inco in the 1970's, covers approximately 33,000 square kilometers in northwestern Ontario. The centre of the Area of Interest is remotely located approximately 30 kilometers north of the community of Lansdowne House which is 200 kilometers northeast of Pickle Lake and 250 kilometers north-northeast of Nakina. The two areas of interest in the Area of Interest, Area A and Area B, are bounded by latitude 52°-30'N and longitude 87°-30'W in the southeast and latitude 54°-30'N and longitude 93°W just east of the Ontario - Manitoba border. To date, the main activity has been concentrated in the southeastern block (Area A). All properties acquired in the Area of Interest are subject to the terms of the Inco Agreements.

The initial work on the AEM Data identified 16 potential kimberlite targets which have been staked by Aurora covering 4,096 ha. All claims are in good standing for two years from the date of recording.

*Accessibility, Climate, Local Resources, Infrastructure and Physiography*

Pickle Lake is on Ontario Highway 599 about six hours by road northwest of Thunder Bay, Ontario. Nakina is about 300 kilometers (4 hours) by road northeast of Thunder Bay, Ontario. The closest community is Lansdowne House about 30 kilometers to the south which is serviced by scheduled flights by Bearskin Airways as part of a daily circuit Thunder Bay - Sioux Lookout - Pickle Lake - Lansdowne House or by charter from Nakina. A major deterrent to exploration in the area is the lack of infrastructure.



95°W
90°W
85°W
80°W
HUDSON BAY
55°N
50°N
AREA B
AREA A
Manitoba
Ontario
ATTAWAPISKAT
LANSDOWNE HOUSE
PICKLE LAKE
NAKINA
THUNDER BAY
0
100
200 km


FIGURE 1
CONSOLIDATED OURO BRAZIL LTD.
AURORA AEM PROJECT
GEOLOGICAL REPORT
LOCATION MAP
MAY, 2002

The property is located in a region with very low topographic relief. Lakes are shallow, averaging around two meters in depth and for the most part the land surface rises only slightly above lake levels. Much of the land cover is swamp or string bog, limiting overland access except in winter. Outcrop is not abundant, comprising only a few percent of the lakeshore on even the largest lakes while many lakes have no shoreline outcrop at all. The area is generally forested with the main species being jackpine, tamarack, poplar and birch with abundant alders in the low-lying area. From the size of the trees, it is considered that the area is north of the limits for commercial timber.

The climate is cold temperate to sub-Arctic with long cold winters and short cool summers. The presence of Hudson's Bay to the north also has a cooling influence and often cloud cover moves into this area from Hudson's Bay.

## History

An exhaustive review of all of the prior exploration work in the subject area represents a very extensive literature review, most of which is not directly related to exploration for diamonds in the area. The region reports the occurrences of porphyry style copper-molybdenum deposit and associated epithermal mineralization, veins rich in silver and gold, rare metal granites and pegmatites, vein gold deposits, minor uranium mineralization and large mafic-ultramafic layered sill complexes with associated Ni-Cu-PGE mineralization.

In 1984, Monopros Limited, a subsidiary of DeBeers Consolidated Mines Ltd. started a regional stream sediment sampling program west of Attawapiskat, Ontario. In conjunction with indicator mineral chemistry and geophysics, this work led to the identification of diamondiferous kimberlites in the Attawapiskat River area 90 kilometers west of the village of Attawapiskat.

To date, DeBeers Canada has discovered 18 kimberlites of which 16 are known to be diamondiferous in the Attawapiskat River area. The mantle-derived mineral suite in the kimberlites includes ilmenites, garnets, chrome diopside and chromite. Two types of kimberlites are present, a macrocrystic hypabyssal kimberlite and a macrocrystic pyroclastic kimberlite present as lapilli tuffs. The ages determined for the kimberlites range from 155 to 180 Ma (Jurassic) and they were emplaced along a north-northwest trend where it crosses the Winisk River Fault Zone. Most work has been concentrated on the Victor pipe which is a composite body with a surface area of about 18 ha.

A bulk sample of 330 tonnes taken in 1999 from the Victor pipe yielded 107.9 carats of diamonds with a value of $US16,590. This indicates the pipe has a grade of about 32.7 ct per hundred tonnes and the diamonds have an average value of about $US154 per carat. During the June-August 2001 period DeBeers processed a 10,000 tonne bulk sample of the kimberlite. In 1994, the Ontario Geological Survey commenced heavy mineral sampling for kimberlite indicator minerals in northwestern Ontario and this work has continued through the year 2000 with the results being presented in a series of on-going reports.

Two companies, Spider Resources and KWG Resources have identified a group of five kimberlite bodies - the Kyle Lake group - approximately 100 kilometers east of the Lansdowne House area. To date, 17 holes have been drilled in the Kyle Lake 3 body for a total of 2,400 m. Sampling of the kimberlite (drill core) has yielded 1,189 microdiamonds (<0.5 mm in at least one dimension) and 67 macros from a total of 1.74 tonnes.

Kyle Lake 3 is considered to be a complex, multiphase intrusion with numerous dykes and a Proterozoic age of 1.1 Ga. Studies on the recovered diamonds indicate they are derived predominantly from a

peridotitic mantle source. The Kyle Lake 1 kimberlite was discovered in 1994 as a result of an airborne magnetic survey in conjunction with a regional structural analysis. The pipe is covered by 135 m of Palaeozoic sediments, has a surface area of 2.6 ha and is estimated to contain 14.5 million tonnes of kimberlite to a depth of 510 m based on 18 drill holes. A sample of 6.2 tonnes of drill core has yielded 3,602 micros and 793 macros for a combined weight of 3.71 carats.

In the same area DeBeers Canada Exploration is in a joint venture covering 13,000 km2 with Spider Resources and KWG Resources. Spider and KWG spent $1.4 million on mapping, sampling and airborne geophysics between 1995 and 1997. DeBeers can earn a 50% interest in the project by spending $1.5 million over two years on exploration. By spending an additional $4 million over 4 years DeBeers can increase its interest to 60%. The DeBeers due diligence on the earlier Spider - KWG work has indicated 20 high priority targets.

At the present time there are a number of companies exploring for diamonds in the project area however, for the most part the results of their work remain confidential. These companies include DeBeers Canada, BHP – Billiton, Kennecott Canada Exploration, Canabrava Diamond Corporation and Navigator Exploration Corp.

*Geological Setting*

The Superior Province is a large (2 million square km) Archean cratonic terrain with rocks ranging in age from 3.5 Ga to less than 2.7 Ga. It has a striped character comprising alternating granite-greenstone, metasedimentary and plutonic-gneissic subprovinces. The Superior Province was constructed by subduction-driven accretionary processes during major, mainly Late Archean orogenic events. Assembly of a variety of lithotectonic elements including volcanic island arcs, older microcontinents, accretionary wedges and marginal plutonic arcs was accomplished by thrusting, crustal thickening and plutonism and by strike-slip faulting. The Superior Province became a stable cratonic area at the end of the Archean, probably as part of a major late Archean supercontinent that has since remained relatively stable.

The Superior Province has undergone little penetrative deformation except locally around its margins (Grenville Front to the southeast and the Nelson Front to the northwest) and along internal structures such as the Kapuskasing Structural Zone (KSZ) and Winisk River fault. It has undergone post-Archean arching and rifting, notably along the Early Proterozoic Cobalt Embayment, the Middle Proterozoic Lake Superior-Midcontinental Rift and the Phanerozoic Temiskaming Rift. The Superior Province crust has not experienced significant post-Archean heating, except around the margins of the craton and near Proterozoic intrusions.

Bedrock geology of the northern Superior area is characterized by west-northwesterly-trending Archean greenstone belts composed primarily of mafic metavolcanic rocks that originated as submarine lava flows. All greenstone belts contain a lesser component of intermediate to felsic, commonly fragmental metavolcanic rocks and clastic metasedimentary rocks and are variably metamorphosed from greenschist to amphibolite facies. Mafic intrusive rocks represented by dykes, sills and stocks of diorite, gabbro and anorthositic gabbro intrude the supracrustal sequences in greenstone belts.

The northern Superior area is cut by major west-northwest striking faults that appear to have been active in the late Archean with later reactivation in the Proterozoic. These include the North and South Kenyon faults and the Stull-Wunnummin fault. In outcrop, the faults are represented by mylonite, cataclastite and strongly foliated rock that typically contain assemblages of greenschist facies minerals. Although straight to curvilinear at a regional scale, the faults can be complexly branched and splayed at a local scale. For example, the North and South Kenyon faults are possibly a composite fault zone joined by several splays.

Geochronologic studies indicate that the fault zones mark the boundaries of three fundamental crustal blocks in the northern Superior area. These include the Munro Lake, Muskrat Dam, Island Lake and North Caribou Terranes south of the Stull-Wunnummin fault, the Oxford Lake - Stull Lake Terrane between the Stull - Wunnummin and North Kenyon faults and the Northern Superior Superterrane north of the North Kenyon fault.

Archean rocks are cut by north-northeast and northwest-trending gabbro dykes tentatively correlated with the 1884 Ma Molson Swarm and 1267 Ma MacKenzie Swarm, respectively. Carbonatites are present in a northwest-trending zone centered on the Stull-Wunnummin fault which suggests a deep-seated structural feature. The unexposed oval intrusion (Carb Lake Carbonatite Complex) north of McLeod Lake with a K-Ar biotite age of 1826±97 Ma occurs in the northwestern part of this feature. The Big Beaver House and Schryburt Lake carbonatite complexes, east of North Caribou Lake, in the central part of the area further define this trend.

There are Proterozoic and Phanerozoic alkalic rock-carbonatite, alnoite, peridotite, lamprophyre, lamproite and kimberlite intrusions of several ages including 1.8, 1.2, 1.1, 0.6 and 0.15 Ga. Kimberlites that occur as dykes, stocks and diatremes in the Kirkland Lake and Hudson Bay Lowlands are of Jurassic age. There are also older, probably Proterozoic (1.1 Ga?) kimberlites in the Lowlands. Alkalic complexes, kimberlites and other intrusions are spatially associated with regional structures such as the Kenyon - Winisk River fault. These structures probably represent "zones of high permeability" marked by repeated intrusion of various types of mantle-derived mafic-ultramafic, alkalic and kimberlitic character. These, and other less well-known structures are considered to have controlled the emplacement of kimberlites.

The Canadian Shield was probably once entirely covered by Phanerozoic sedimentary sequences of shallow marine origin. These rocks, for the most part, were eroded away to expose the Shield but their thickest parts are now preserved in several deep basins, the Hudson Bay and Moose River Basins in the north and Michigan and Appalachian Basins in the south. In the northern basins, the depth to Precambrian basement is about 1,000 m. These major basins are separated by an orthogonal system of arches including the northeast striking Algonquin, Fraserdale and Cape Henrietta Maria arches and the northwest-striking Frontenac, Saguenay and Hudson Bay arches. These arches are composite, fault-bounded block structures on which repeated movements are recorded in the Phanerozoic record in the form of floods of craton-derived clastic sediments and displacements of stratigraphic units. Fault displacements of 100's or even 1,000's of meters are recorded in some areas. These faults appear to have acted as conduits from the mantle to surface for kimberlite magma.

*Exploration*

Heavy mineral studies carried out by the Ontario Geological Survey have identified kimberlite indicator minerals (KIM) within the project area. The geological history of the Superior Province, and the northwestern part in particular, point to the early (Archean) development of a thick stable crust with little subsequent thermal activity that could destroy the diamonds in the cool deep crustal keel.

The initial analysis of the Inco geophysical data by an independent consulting geophysicist in 2001 resulted in the identification of over 30 anomalies of which 16 have been selected as high priority targets. These targets are usually characterized by a small, more or less circular, magnetic anomaly in plan view and a sharp peak or depression in profile. When the sites of these anomalies are compared to the regional geology, and in particular the regional structures, 10 of the anomalies appear to lie on or immediately adjacent to regional structures. At the same time as the staking program was being carried out in the fall of 2001, 58 stream sediment samples were collected within the project area down-ice from the magnetic anomalies. These samples were sent to the Saskatchewan Research Council for processing for kimberlite

indicator minerals (KIM). The work confirmed the presence of KIM in the area of the airborne anomalies with pyrope garnets, eclogitic garnets, clinopyroxene, picroilmenite, olivine and chromite grains being recovered. Microprobe analyses confirmed the presence of 5 pyropes and 1 fresh clinopyroxene.

*Mineralization*

To date, no kimberlite bodies have been discovered on the subject claims. It is considered that the geological evidence supports the concept that at least in part the Area of Interest has a high potential for the localization of kimberlite pipes of economic interest. The area meets the requirements for the localization of kimberlites of interest; a deep cool mantle keel, the presence of diamond-bearing kimberlites and kimberlite indicator minerals, typical of diamond-bearing mantle. Analysis of the Inco geophysical data has identified 16 high priority magnetic anomalies to date that may represent kimberlites and 10 of these anomalies are associated with interpreted regional structures. The remainder of the Inco data is being evaluated to determine if additional anomalies, typical of kimberlites are present.

The exploration for diamonds in the area by other companies such as DeBeers Canada, Kennecott Explorations, BHP-Billiton, Navigator Exploration and Canabrava Diamond Corp. further indicates that this part of the Superior Province is considered by the industry to be highly prospective for diamond-bearing kimberlites.

*Drilling*

No drilling has been completed on the properties.

*Sampling and Analysis*

The alluvial and till sampling was carried out concurrently with the staking in October, 2001 by experienced field personnel. Each sample weighed approximately 20 kilograms and was not screened in the field. The samples were processed to determine their Kimberlite Indicator Mineral (KIM) content at the Saskatchewan Research Council Geoanalytical Services Laboratory in Saskatoon, Saskatchewan, a qualified and reputable lab.

*Mineral Resource and Reserve Estimates*

There are no mineral resources or mineral reserves defined.

*Mining Operations*

The project is at an exploration stage. There are no mining operations on the property.

*Exploration and Development*

A two phase $1.1 million exploration program is recommended. Phase I, at a cost of $195,300 would consist of additional field evaluation of the 16 targets identified to date, primarily through detailed geophysical surveys and further sample collection and analysis. If the results of Phase I are positive, the Phase II program, at a cost of $908,500 would involve regional alluvial and till sampling in both Areas A and B and diamond drilling of appropriate targets.

Copies of the Technical Report may be viewed in the same manner as Material Contracts. See "Description of Ouro Brasil – Material Contracts".

*Change of Control*

Aurora will control approximately 58% of the Company on completion of the Acquisition, Private Placement and the expected warrant exercise. Aurora will at Closing receive the Anti-Dilution Right to maintain its percentage interest in the event of future financings or other share issuances. Aurora is a Yukon corporation which trades under on the TSX Venture (formerly the Canadian Venture Exchange and the Vancouver Stock Exchange). Its trading symbol is "ARP." Southwestern has a 19.01% interest in Aurora, and exercises control over the Board of Directors of Aurora. Southwestern is a TSE listed, mineral exploration company that owns mineral rights in Peru, Chile, Argentina and China and holds directly and indirectly shares of a number of other junior mineral exploration companies.

Aurora's corporate head office and principal place of business is located at Suite 1650-701 West Georgia Vancouver, British Columbia, V7Y 1C6. The address of the registered and records office of Aurora is The Drury Building, 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Aurora is extraprovincially registered in British Columbia, Ontario and Quebec and its address for service in British Columbia is at Suite 1650-701 West Georgia Vancouver, British Columbia, V7Y 1C6.

Aurora is a diversified natural resource company currently engaged in the acquisition and exploration of its nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. As diamond exploration and development is outside of Aurora's principal area of business, Aurora decided to look for an opportunity to divest itself of the Kimberlite Assets and, after discussion, Aurora and Ouro Brasil entered into the Acquisition Agreement.

*Sponsor*

Pursuant to a Sponsorship Agreement dated for reference May 31, 2002, Haywood Securities Inc. of 400 Burrard Street, Suite 2000, Vancouver BC V6C 3A6 has agreed to act as sponsor in connection with the RTO as required pursuant to TSX Venture policies. Ouro Brasil will pay a sponsorship fee of $50,000 plus GST, of which $25,000 plus GST has been paid and a further $25,000 plus GST is payable upon presentation to Ouro Brasil of the final sponsor report. Ouro Brasil will also pay Haywood's reasonable expenses including legal fees and expenses in connection with the sponsorship.

Haywood is also acting as Agent for Ouro Brasil in connection with the Private Placement. See "Description of Ouro Brasil – Private Placement".

*Recommendation of the Directors*

Ouro Brasil's board of directors has conducted due diligence, reviewed the Acquisition Agreement and the Technical Report and has concluded that the transactions contemplated by the Acquisition Agreement are fair and reasonable to, and in the best interests of the Shareholders of Ouro Brasil. None of the members of the Board of Directors of Ouro Brasil will benefit from the Acquisition in a manner that is different from the Shareholders of Ouro Brasil, save that Wayne Livingstone will continue as a director of Ouro Brasil following the closing of the Acquisition. See "Information Circular - Interest of Management and Others in Material Transactions".

In arriving at their conclusion, Ouro Brasil's board of directors considered, among other matters:

(a) information provided by Aurora with respect to the Kimberlite Assets; and

(b) the investment fundamentals described below.

Ouro Brasil's board of directors considers the following factors make the Acquisition advantageous to Shareholders:

(a) Ouro Brasil will acquire the Kimberlite Assets in a region of Canada which is indicated to have good potential for the location of diamonds;

(b) through greater potential for growth and diversity, increased stability and access to potential investment opportunities; and

(c) access to the financial and technical expertise of the new members of Ouro Brasil's management.

Ouro Brasil's board of directors also identified disadvantages associated with the Acquisition including:

1. Ouro Brasil will have a non-exclusive right to conduct diamond exploration and stake claims in the Area of Interest. Other parties, including Inco but excluding Aurora, have the legal right to stake potential diamond targets within the Area of Interest. If other parties stake mineral claims in the Area of Interest , Ouro Brasil will not be able to stake the same mineral claims, will not be entitled to any compensation in lieu thereof and will be deprived of any benefit under the Acquisition Agreement in respect of such Kimberlite Target. See also "Risk Factors" below;

2. the Acquisition Agreement does not give any rights to Ouro Brasil with respect to any ores or minerals within the Area of Interest except diamonds. In the event Ouro Brasil acquire interests in any properties, within the Area of Interest, which are found to contain ores or minerals other than diamonds, the rights to such ores or minerals shall be transferred to Aurora without consideration being payable to Ouro Brasil. The AEM Data itself will not be provided to Ouro Brasil by Aurora;

3. the interest of Shareholders in Ouro Brasil will be diluted by the issuance of the Acquisition Shares and securities to be issued on the Private Placement and may experience further dilution in the event of exercise by Aurora of its Anti-Dilution Right; and

4. the Shareholders of Ouro Brasil, by virtue of owning the Kimberlite Assets, will be exposed to the risk factors applicable to mining and mineral properties that are disclosed under "Risk Factors". There can be no assurance of the actual benefits to be obtained by Shareholders by the Company entering into the Acquisition Agreement.

**The Board of Directors recommends that the Shareholders vote in favour of the Acquisition Resolution, the Related Resolutions and any other resolutions proposed by the board of directors as set out in the Notice of Meeting.**

***Risk Factors***

The securities of Ouro Brasil should be considered highly speculative due to the nature of Ouro Brasil's proposed business and the current stage of its development. In evaluating Ouro Brasil and its prospective business, investors should carefully consider, in addition to the other information contained in this Information Circular, the following risk factors. These risk factors are not a definitive list of all risk factors associated with an investment in Ouro Brasil or in connection with Ouro Brasil's operations.

*Non-Exclusivity Risk*

Ouro Brasil will have a non-exclusive right to conduct diamond exploration and stake claims in the Area of Interest. Other parties, including Inco but excluding Aurora, have the legal right to stake potential

kimberlite targets within the Area of Interest. If other parties stake mineral claims in the Area of Interest, Ouro Brasil will not be able to stake the same mineral claims, will not be entitled to any compensation in lieu thereof and will be deprived of any benefit under the Acquisition Agreement in respect thereof.

*Termination of Inco Agreements*

Aurora has agreed in the Acquisition Agreement to keep the Inco Agreements in good standing until the information and analysis necessary to identify the Kimberlite Targets is delivered to Ouro Brasil.

If, however, one or both of the Inco Agreements terminates before the expiry of an applicable Evaluation Period , it may not be possible for Aurora to identify additional kimberlite targets or complete the identification of kimberlite targets to Ouro Brasil on the properties covered by the respective Inco Agreement.

*Approval of Acquisition*

The Acquisition is subject to various conditions, including approval of Shareholders and the TSX Venture. There is no assurance that the Acquisition will be approved by the requisite majority of Shareholders or that the Acquisition will receive all necessary Regulatory Approvals in order to be completed. If the Acquisition is not approved, Ouro Brasil will have to find other properties or businesses to acquire and there is no assurance that it will be able to find such properties or businesses on favourable terms or at all.

*Financing Risks*

If the Acquisition is approved, additional funding will be required to complete the funding of the Phase 2 program and to conduct any other exploration programs. If the Company's exploration programs are successful, additional funds will be required for the development of an economic body of diamonds and to place it in commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause the Company to reduce or terminate its operations.

*No History of Earnings*

The Company has no history of earnings or of a return on investment, and there is no assurance that any of its properties will generate earnings, operate profitably or provide a return on investment in the future. Ouro Brasil has not paid dividends in the past and have no plans to pay dividends for some time in the future. The future dividend policy of Ouro Brasil will be determined by its board of directors. Much of the Kimberlite Assets, if acquired by Ouro Brasil, consist of claims which have not been determined, staked or surveyed and, therefore, the future determination of claims, the precise area and location of such claims may be in doubt. There is no known body of commercial diamonds on the Company's properties. The purpose of the Private Placement is to raise funds to carry out exploration with the objective of determining the existence of dissondigenous kimberlites on a portion of the Kimberlite Properties.

*Exploration and Development*

Resource exploration and development is a speculative business and involves a high degree of risk. There is no certainty that the expenditures to be made by the Company in the exploration of the Kimberlite Properties will result in discoveries of commercial quantities of diamonds. The marketability of natural

resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

*Securities*

Ouro Brasil plans to focus on exploring its properties, but to further such activities and to acquire additional properties will require additional funds and it is likely that, to obtain the necessary funds, Ouro Brasil will have to sell additional securities including, but not limited to, its common stock or some form of convertible debentures, the effect of which could result in a substantial dilution of the present equity interests of Ouro Brasil's shareholders. Additional dilution may occur as a result of exercise by Aurora of its Anti-Dilution Right under the Anti-Dilution Agreement.

*Permits and Licenses*

The operations of Ouro Brasil will require licenses and permits from various governmental authorities. Oura Brasil believes it will receive as part of the Acquisition or will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that Ouro Brasil will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

*Title Matters*

The acquisition of title to resource properties is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. The Company will only receive title to the Kimberlite Properties when the Acquisition closes. There is no guarantee of title to any of the Kimberlite Properties. The Kimberlite Properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company has not surveyed the boundaries of any of the Kimberlite Properties and consequently the boundaries of the Kimberlite Properties may be disputed.

The Kimberlite Properties may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects.

*Competition*

Competition in the diamond exploration business is intense and could adversely affect Ouro Brasil's ability to suitably develop its properties. Ouro Brasil will be competing with many other exploration companies possessing greater financial resources and technical facilities. Accordingly, there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

*Conflicts of Interest*

Certain existing and proposed directors and officers of Ouro Brasil are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which will be potential competitors of Ouro Brasil. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Ouro Brasil. Directors and officers of Ouro Brasil with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies. See also "Interest of Management in Material Transactions".

*Potential Profitability Depends Upon Factors Beyond the Control of Ouro Brasil*

If diamonds were discovered on Ouro Brasil's properties, the potential profitability of such properties is dependent upon many factors beyond Ouro Brasil's control. For instance, world prices of and markets for diamonds are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of diamonds from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Ouro Brasil cannot predict and are beyond Ouro Brasil's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Ouro Brasil.

*Influence of Diamond Prices*

Factors beyond the control of the Company may affect the marketability and price of any diamonds discovered, if any. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond Ouro Brasil's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

*Operating Hazards and Risks*

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Operations in which Ouro Brasil will have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of diamonds, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although Ouro Brasil intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Ouro Brasil could incur significant costs that could have a materially adverse effect upon its financial condition.

*Environmental, Health and Safety Regulation of Resource Industry*

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on Ouro Brasil's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on Ouro Brasil. Additionally, Ouro Brasil may be subject to liability for pollution or other environmental damages, which it may not insure against.

*Uninsurable Risks*

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and Ouro Brasil may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of Ouro Brasil.

Ouro Brasil is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Ouro Brasil periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if Ouro Brasil becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate their available funds or could exceed the funds Ouro Brasil has to pay such liabilities and result in bankruptcy. Should Ouro Brasil be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

*Currency Fluctuations*

Ouro Brasil maintains its accounts in Canadian currency. If Ouro Brasil locates diamonds on its properties, its market for the sale of such diamonds may be in foreign countries and may be subject to foreign currency fluctuations. Such fluctuations may materially affect its financial position and results. Ouro Brasil does not engage in currency hedging activities.

***Acquisition Resolution***

Ouro Brasil Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution in substantially the following form subject to such changes as may be required by counsel or Regulatory Authorities:

> "Resolved as an ordinary resolution that the Acquisition of the Kimberlite Assets in exchange for the issuance to Aurora by Ouro Brasil of 13,150,000 Acquisition Shares, which will constitute a change of control of Ouro Brasil by Aurora pursuant to the policies of the TSX Venture Exchange Inc., be hereby approved."

### (b) Approval of Name Change

The directors are recommending the change of name to reflect the change in the Company's business to exploration for diamonds. Accordingly, Ouro Brasil Shareholders are being asked to consider and, if thought fit, to pass the following special resolution, in substantially the following form subject to such changes as may be required by counsel or Regulatory Authorities.

> "Resolved as a special resolution that the name of Ouro Brasil be changed from "Consolidated Ouro Brasil Ltd." to "Superior Diamonds Inc." or to such other name as determined upon by the directors and acceptable to the Registrar of Corporations under the Yukon Act and the TSX Venture Exchange and altering the Company's Articles accordingly and any director of the Company is authorized to execute and file Articles of Amendment with the Yukon Corporate Registry along with all other documents and further acts that may be necessary to effect the amendment."

### (c) Approval of Change of Auditor

Ouro Brasil Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution, in substantially the following form subject to such changes as may be required by counsel or Regulatory Authorities, approving a change of the Company's auditor from Smythe Ratcliff to Deloitte & Touche LLP, to take effect in the event of and subsequent to the closing of the Acquisition, and to authorize the fixing of the Auditor's remuneration. See the Change of Auditors Reporting Package in Schedule "B".

> "Resolved as an ordinary resolution that the auditor of Ouro Brasil be changed from Smythe Ratcliff to Deloitte & Touche LLP, to take effect in the event of and subsequent to the closing of the Acquisition and that the directors be authorized to fix the Auditor's remuneration."

### (d) Authorization of Directors' Discretion

The Shareholders will be asked to authorize the directors of Ouro Brasil to decide when and whether or not to proceed with the Acquisition and the Related Transactions, in their discretion, and to authorize any one director or officer to do such further acts and execute and file such documents to effect the transactions contemplated hereby.

> "The directors of Ouro Brasil are hereby authorized to decide when and whether or not to proceed with the Acquisition and the Related Transactions, in their discretion, and to authorize any one director or officer to do such further acts and execute and file such documents to effect the Acquisition and the Related Transactions."

### (e) Approval of Stock Option Plan

The Board of Directors of Ouro Brasil has established the 2002 Plan. The purpose of the 2002 Plan is to attract and motivate directors, officers and employees of and consultants to Ouro Brasil and its subsidiaries and thereby advance Ouro Brasil's interests by affording such persons with an opportunity to acquire an equity interest in Ouro Brasil through the issuance of stock options. Ouro Brasil is currently listed on Tier 2 of the TSX Venture. The 2002 Plan has also been structured so as to enable Ouro Brasil, without requiring further shareholder approval, to issue stock options that also comply with The Toronto Stock Exchange (the "**TSX**") policies in the event that Ouro Brasil obtains a listing on either Tier 1 of the TSX Venture or the TSX. If the 2002 Plan is accepted by Shareholders and the TSX Venture, existing stock options will be cancelled and all options will be granted under the 2002 Plan, which may result in an effective repricing of the existing stock options.

The 2002 Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The number of shares subject to each option is determined by the Board of Directors provided that the 2002 Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

   (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 20% of the issued shares of Ouro Brasil; or

   (b) the issuance, within a one year period, to insiders of Ouro Brasil of a number of shares exceeding 20%, or to one individual of a number exceeding 5%, or an aggregate number of option shares to consultants exceeding 2% of the issued shares of Ouro Brasil.

   If Ouro Brasil becomes listed on Tier 1, TSX Venture, or on the TSX, the issued shares of Ouro Brasil must, for the purpose of calculating the above percentages, exclude shares issued pursuant to stock compensation plans over the preceding one year period. In addition, a consultant who provides investor relation services may receive options for those services and the 2% limit for consultants is replaced with the 5% limit applicable to insiders.

2. The aggregate number of shares which may be issued pursuant to options granted under the 2002 Plan, unless otherwise approved by shareholders, may not exceed 4,526,233 (20%) shares.

3. The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25% if Ouro Brasil is listed on Tier 2, TSX Venture or without any allowable discount if Ouro Brasil is listed on Tier 1, TSX Venture or on the TSX.

4. The options may be exercisable for a period of up to 5 years and will vest over an 18-month period while Ouro Brasil is listed on Tier 2, TSX Venture. The options may be exercisable for a period of up to 10 years if Ouro Brasil is listed on Tier 1, TSX Venture or on The TSX.

5. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2002 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.

6. On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

If shareholder approval for the 2002 Plan is obtained, any options granted or amendments made to options previously granted pursuant to the 2002 Plan will not require further shareholder approval although notice of options granted under the 2002 Plan must be given to the TSX Venture. Any amendments to the 2002 Plan must also be approved by the TSX Venture and, if necessary, by the Shareholders of Ouro Brasil prior to becoming effective.

The affirmative vote of the holders of a majority of the outstanding common shares entitled to vote and represented in person or by proxy, excluding votes attaching to the Shares beneficially owned by insiders of Ouro to whom shares may be issued pursuant to the 2002 Plan and associates of such insiders, is required for the approval of the 2002 Plan.

Accordingly Ouro Brasil Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution, in substantially the following form subject to such changes as may be required by counsel or Regulatory Authorities, approving the 2002 Plan, to take effect in the event of and subsequent to the closing of the Acquisition.

> "Resolved as an ordinary resolution that 2002 Plan be and the same is hereby approved, subject to such changes as may be required by counsel or Regulatory Authorities, such Plan to take effect in the event of and subsequent to the closing of the Acquisition."

**UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE OURO BRASIL PROXY INTEND TO VOTE IN FAVOUR OF THE ACQUISITION, THE RELATED TRANSACTIONS AND THE 2002 PLAN.**

## DESCRIPTION OF OURO BRASIL

### Name and Incorporation

Ouro Brasil was originally incorporated in the Province of British Columbia by registration of its Memorandum and Articles on September 13, 1985, and was continued into the Yukon Territory under the Business Corporations Act (Yukon) on December 16, 1997. On February 18, 2000 Ouro Brasil consolidated its share capital on the basis of one new share for every ten old shares and changed its name to Consolidated Ouro Brasil Ltd. Ouro Brasil is a reporting issuer in British Columbia. Ouro Brasil's head office address is located at P.O. Box 48778, Bentall Station, Vancouver, British Columbia, V7X 1A6. Following the Closing, Ouro Brasil will establish its head office at 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6. It will also have an Ontario office.

### Intercorporate Relationships

On January 1, 2001, Ouro Brasil's subsidiary, Ouro Brasil (Bahamas) Ltd. did not renew its registration as a corporation in the Bahamas. Ouro Brasil has no material subsidiaries or other intercorporate relationships at the present time.

### General Development of the Business – Three Year History

Ouro Brasil has been dormant since 1999 when it abandoned its Brazilian mineral property interests. In 2000 it abandoned its last remaining mineral property, the Raven property situated in northeastern British Columbia, on which exploration expenditures had not been incurred since 1995. In June 2001, trading in Ouro Brasil's shares on the TSX Venture continued under the inactive designation.

Following the overall decline of the public mineral exploration sector, Ouro Brasil re-organized in fiscal 2001, completing a 10 old for 1 new share consolidation, a U.S.$115,000 shares for debt settlement, and a $157,000 private placement to replenish its working capital, while continuing to look for new projects in the high technology and mining sectors.

Ouro Brasil does not have any mineral property interests as at the date of this Information Circular and continues to be designated as an "Inactive Issuer" by the TSX Venture. See "Particulars of Matters to be Acted Upon – Acquisition of Kimberlite Assets" for information about the property and assets to be acquired by Ouro Brasil pursuant to the Acquisition Agreement.

### Significant Acquisitions and Dispositions

There have been no significant acquisitions or dispositions by Ouro Brasil within the last fiscal year.

### Trends

Ouro Brasil is not carrying on any business. The management of Ouro Brasil is not aware of any trends that will apply to it in the event the Acquisition is approved save as otherwise disclosed in this Information Circular.

### Summary and Analysis of Financial Operations

The following tables set out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of

Ouro Brasil and related notes included in this Information Circular. All currency amounts in this section are stated in U.S. dollars.

The following table sets forth selected (unaudited) quarterly financial information.

| | **Quarter Ended** | | | |
|---|---|---|---|---|
| | **February 28, 2002** | **November 30, 2001** | **August 31, 2001** | **May 31, 2001** |
| Total Revenues | Nil | Nil | Nil | Nil |
| Net Loss (Income) | $17,220 | $3,412 | $1,223 | ($20,920) |
| Net Loss (Earnings) Per Share | <$0.01 | <$0.01 | <$0.01 | ($0.02) |
| | **Quarter Ended** | | | |
| | **February 28, 2001** | **November 30, 2000** | **August 31, 2000** | **May 31, 2000** |
| Total Revenues | Nil | Nil | Nil | Nil |
| Net Loss (Income) | ($29,818) | $2,305 | $1,064 | $44,433 |
| Net Loss (Earnings) Per Share | ($0.02) | <$0.01 | <$0.01 | <$0.01 |

The following table sets forth selected financial information for the periods indicated:

| | **9 Months Ended February, 2002 Unaudited $** | **12 Months Ended May 31, 2001 Audited - $** |
|---|---|---|
| Total Revenues | Nil | Nil |
| Net Loss (Income) | $21,865 | $(47,369) [1] |
| Net Loss (Earnings) per Share | <$0.01 | ($0.03) |
| Total Assets | $79,521 | $102,818 |

(1) Operating loss for the year was $46,765 before extraordinary gain of $94,134 due to write-off of accounts payable which resulted in a net income for accounting purposes of $47,369.

## Management Discussion and Analysis

All dollar amounts are in U.S. dollars unless otherwise indicated.

### *Overview*

During the past three years (1999-2001) Ouro Brasil concentrated on strengthening its balance sheet following the write-off of all of its mineral property assets in 1999 and 2000. In that time it has consistently minimized its administrative costs while it restructured (completed a 10 to 1 share consolidation in 2000), refinanced (completed a private placement in 2000) and improved its balance sheet (completed a major shares for debt settlement in 2000).

*Results of Operations*

*Year Ended May 31, 2001 Compared To Year Ended May 31, 2000*

During the year ended May 31, 2001, Ouro Brasil recorded net income of $47,369 compared with a net loss of $84,656 in the previous year. The gain resulted from the write-off of accounts payable.

In 2001, administrative expenses for Ouro Brasil were $46,765 compared to $39,976 in 2000.

During 2001 Ouro Brasil significantly improved its working capital position by completing a shares for debt plan that settled $115,000 of outstanding payables by the issuance of 369,070 common shares of Ouro Brasil at a deemed price of $0.2025 per share (which resulted in a gain of CDN$94,134, and by completing a private placement for net proceeds of CDN$157,430.

*Year Ended May 31, 2000 Compared To Year Ended May 31, 1999*

The net loss for the year ended May 31, 2000 was $84,656 compared to a loss of $2,167,255 in 1999.

In 2000, administrative expenses for Ouro Brasil were reduced to $39,976 compared to $190,704 in 1999. Ouro Brasil wrote off $188,034 of its investment in the Raven resource property situated in northeastern B.C. and wrote it down to a nominal value of one dollar. Also in 2000 Ouro Brasil recorded $120,000 in extraordinary income from cash subscriptions received for shares of a subsidiary which were never issued (the subsidiary was dissolved in 2001).

*Year Ended May 31, 1999 Compared To Year Ended May 31, 1998*

Net loss for the year ended May 31, 1999 was $2,167,255 compared to a loss of $918,748 in 1998.

In 1999, administrative expenses for Ouro Brasil were reduced to $190,704 compared to $634,452 the year before, as Ouro Brasil wound down its activities with respect to its Brazilian mineral property interests. During the year Ouro Brasil also wrote off $1,842,972 of Brazilian mineral properties and $115,895 of fixed assets related to its Brazilian operations. Ouro Brasil incurred an additional loss of $17,684 on disposal of assets in Brazil. $284,296 of mineral property costs were written off in 1998.

**Liquidity and Capital Resources**

Ouro Brasil's working capital position as at May 31, 2001 was $48,337 compared with a working capital deficiency of $203,621 as at May 31, 2000. The improvement in the working capital position is attributed to (a) the completion of a shares for debt plan which resulted in the settlement of approximately $115,000 of outstanding payables in exchange for 369,070 common shares of Ouro Brasil, and (b) a private placement of 1,785,714 units netting Ouro Brasil approximately $157,000 (CDN$ 236,000).

On May 4, 2001, Ouro Brasil issued 1,785,714 units at a price of CDN $0.14 per unit. Each unit is comprised of one common share and one non-transferrable share purchase warrant which entitles the holder to purchase one additional common share at CDN $0.17 until May 3, 2003.

In 2000, Ouro Brasil consolidated all of its issued and outstanding common shares on a 10 old for 1 new basis. The financial statements have been retroactively restated to reflect this share consolidation.

Ouro Brasil will not have sufficient funds to meet its general and administrative expenses and maintain minimum working capital requirements over the next 12 months without injection of additional capital

## Dividend Policy

Ouro Brasil has not paid dividends since its inception. Ouro Brasil currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

## Authorized and Issued Share Capital

The authorized capital of Ouro Brasil consists of an unlimited number of Shares, of which 3,695,401 Shares were issued and outstanding as at the date of this Information Circular.

Holders of Shares are entitled to one vote per share at all meetings of shareholders. Holders of Shares are entitled to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Ouro Brasil available for distribution to holders of Shares in the event of liquidation, dissolution or winding-up of Ouro Brasil. All shares rank *pari passu*, each with the other, as to all benefits which might accrue to the holders of Shares.

## Share and Loan Capital

The following table and the notes thereto set forth the share and loan capital of Ouro Brasil as at the dates specified therein. The table should be read in conjunction with and is qualified in its entirety by reference to the Ouro Brasil Financial Statements appearing elsewhere in this Information Circular.

| Designation of Security | Authorized | Amount Outstanding as at April 30, 2002 (1)(2) | Amount Outstanding after giving effect to the Acquisition (1)(3)(4) |
|---|---|---|---|
| Common Shares | unlimited | 3,695,401 | 22,659,115 |

(1) All figures set out are unaudited.
(2) Does not include Shares which may be issued upon exercise of any outstanding stock options.
(3) Includes 13,150,000 Acquisition Shares, an expected 1,785,714 Shares to be issued on exercise of outstanding warrants prior to Closing, an expected 28,000 Shares to be issued on exercise of outstanding options prior to Closing and 4,000,000 Shares issuable as part of the Units in the Private Placement, but does not include Shares which may be issued upon exercise of any New Stock Options, Private Placement warrants or Agent's Warrants.
(4) 14,063 of these Shares are existing escrow shares which are subject to cancellation.

## Fully Diluted Share Capital

The following table set forth details of Ouro Brasil's share capital on a fully diluted basis, assuming completion of the Acquisition and the Private Placement:

| Common Shares | Number of Securities | Percentage of Total |
|---|---|---|
| (a) Issued as at April 30, 2002[1] | 3,695,401 | 13.19% |
| (b) Common Shares to be issued pursuant to the RTO [2] | 13,150,000 | 46.95% |
| (c) Common Shares to be issued upon the expected exercise of 1,785,714 outstanding warrants and 28,000 outstanding options | 1,813,714 | 6.47% |
| (d) Common Shares reserved for issue if all the Units offered on the Private Placement are sold [3] | 4,000,000 | 14.28% |
| (e) Common Shares to be reserved for issue upon the exercise of Warrants issued pursuant to the Private Placement and Agent's Warrants.[4] | 2,400,000 | 8.57% |
| (f) Common Shares to be reserved for issue upon the exercise of New Stock Options, such New Stock Options to be issued at the Closing pursuant to the 2002 Plan. | 3,000,000 | 10.53% |
| TOTAL[1] | 28,059,115 | 100% |

(1) 14,063 existing escrow shares are subject to cancellation. See "Performance Shares or Escrow Securities".
(2) See "Particulars of Matters to be Acted Upon - Acquisition of Kimberlite Assets from Aurora Platinum Corp."
(3) See "Description of Ouro Brasil - Private Placement".
(4) See "Particulars of Mattersto be Acted Upon - Acquisition of Kimberlite Assets from Aurora Platinum Corp.".

## Options and Other Rights to Purchase Shares

### *Options*

As at the date of this Information Circular, Ouro Brasil has granted rights to purchase or acquire an aggregate of 94,250 Shares at $0.19 and $0.21 per share as incentive options to the undernoted directors and officers.

| Optionees | Number of Shares Subject to Options[1] | Exercise Price | Expiry Date of Option | Market Value of a Share as of the date of Grant |
|---|---|---|---|---|
| Aris Morfopoulos, Chief Financial Officer | 28,000 | $0.19 | October 18, 2005 | $0.26[2] |
| Wayne Livingstone, Director | 57,500<br>8,750 | $0.19<br>$0.21 | October 18, 2005<br>April 16, 2003 | $0.26[2]<br>$0.21[3] |

(1) It is expected that 28,000 Options held by Mr. Morfopoulos will be exercised at or prior to Closing and that the options held by Mr. Livingstone will be cancelled.
(2) The closing price of the Shares on the Exchange on the last trading day prior to the grant was $0.26.
(3) The closing price of the Shares on the Exchange on the last trading day prior to the grant was $0.21.

At Closing, the Company intends to grant options pursuant to the 2002 Plan to purchase or acquire an aggregate of 3,000,000 Shares at $0.25 per Share as incentive options as follows:

| Optionees | Number of Shares Subject to Options[1] | Exercise Price | Expiry Date of Option | Market Value of a Share as of the date of Grant |
|---|---|---|---|---|
| **Directors** | | | | |
| John G. Paterson | 600,000 | $0.25 | Two years from the date of issue | $0.26 |
| Thomas W. Beattie | 300,000 | $0.25 | Two years from the date of issue | $0.26 |
| Wayne Livingstone | 150,000 | $0.25 | Two years from the date of issue | $0.26 |
| Michael Winn | 100,000 | $0.25 | Two years from the date of issue | $0.26 |
| **Officers** | | | | |
| Parkash Athwal | 200,000 | $0.25 | Two years from the date of issue | $0.26 |
| Susy Horna | 50,000 | $0.25 | Two years from the date of issue | $0.26 |
| **Consultants** | | | | |
| George H. Plewes | 450,000 | $0.25 | Two years from the date of issue | $0.26 |
| **Management Company Employees** | | | | |
| Daniel G. Innes | 600,000 | $0.25 | Two years from the date of issue | $0.26 |
| Giovanni Susin | 75,000 | $0.25 | Two years from the date of issue | $0.26 |
| Cecilia Bonatto | 30,000 | $0.25 | Two years from the date of issue | $0.26 |
| John Bradford | 75,000 | $0.25 | Two years from the date of issue | $0.26 |
| Nigel Luckman | 20,000 | $0.25 | Two years from the date of issue | $0.26 |
| Alana McFarlane | 10,000 | $0.25 | Two years from the date of issue | $0.26 |
| Robert Rollings | 20,000 | | Two years from the date of issue | $0.26 |
| Theresa Borsman | 10,000 | $0.25 | Two years from the date of issue | $0.26 |
| John Fleishman | 10,000 | $0.25 | Two years from the date of issue | $0.26 |
| Richard Mazur | 50,000 | $0.25 | Two years from the date of issue | $0.26 |

| Optionees | Number of Shares Subject to Options[1] | Exercise Price | Expiry Date of Option | Market Value of a Share as of the date of Grant |
|---|---|---|---|---|
| Blair Lockhart | 20,000 | $0.25 | Two years from the date of issue | $0.26 |
| Michael Byron | 100,000 | $0.25 | Two years from the date of issue | $0.26 |
| Joan Arkilander | 10,000 | $0.25 | Two years from the date of issue | $0.26 |
| Yves Clement | 20,000 | $0.25 | Two years from the date of issue | $0.26 |
| Thomas Morris | 100,000 | $0.25 | Two years from the date of issue | $0.26 |
| Total | 3,000,000 | | | |

(1) The closing price of the Shares on the Exchange on March 4, 2002, the last trading day before the stock was halted for the purposes of the RTO was $0.26 per Share.

For information on the terms of the 2002 Plan, see "Particulars of Matters to be Acted Upon – Approval of Stock Option Plan".

*Warrants*

Ouro Brasil issued 1,785,714 warrants as shown in the table below.

| Number of Warrants[2] | Exercise Price | Expiry Date of Warrants | Market Value of a Share as of the date of Issuance of the Warrants[2] |
|---|---|---|---|
| 1,785,714 | $0.17 | May 3, 2003 | $0.15 |

(1) The warrants were issued as part of a private placement of units sold at a price of $0.14 per unit. It is expected that these Warrants will be exercised on or before Closing. See "Prior Sales" below. In addition, Ouro Brasil expects to issue up to 2,000,000 warrants and 400,000 Agent Warrants pursuant to a proposed private placement (see "Private Placement").

(2) The closing price of the Shares on the Exchange on the last trading day prior to the grant was $0.15.

There are no assurances that the options and warrants described above will be exercised in whole or in part.

**Prior Sales**

Ouro Brasil has not issued any securities during the twelve months preceding the date of this Information Circular, except as follows:

| Date of Issue | No. of Securities Issued | Price | Reason for Issue |
|---|---|---|---|
| May 4, 2001 | 1,785,714 units[1] | $0.14 | Private Placement |

(1) Each unit consists of one Share and one share purchase warrant, each such warrant entitling the holder to purchase one additional share at a purchase price of $0.17 until May 3, 2003. Total gross consideration received for the sale of the Units was $300,000.

## Stock Exchange Prices

Ouro Brasil's Shares are listed and posted for trading on the TSX Venture under the symbol "COU". The following table sets out the high and low trading price and volume of trading of the Shares on the TSX Venture during the periods indicated.

| Year | Period | High ($) | Low ($) | Volume |
|---|---|---|---|---|
| 2002 | May 1-31 | Halted | - | - |
| | April 29-30 | Halted | - | - |
| | April 22-25 | Halted | - | - |
| | April 15-19 | Halted | - | - |
| | April 8-12 | Halted | - | - |
| | April 1-5 | Halted | - | - |
| | March 25-29 | Halted | - | - |
| | March 18-22 | Halted | - | - |
| | March 11-15 | Halted | - | - |
| | March 4-8 | 0.26 | 0.19 | 7,000 |
| | February | 0.15 | 0.15 | 1,020 |
| | January | 0.18 | 0.15 | 24,005 |
| 2001 | December | 0.17 | 0.16 | 21,620 |
| | November | 0.17 | 0.17 | 1,250 |
| | October | 0.18 | 0.16 | 8,800 |
| | September | 0.16 | 0.16 | 1,250 |
| | August | 0.19 | 0.17 | 20,525 |
| | July | 0.00 | 0.00 | 0 |
| | June | 0.20 | 0.18 | 6,025 |
| | May | 0.17 | 0.17 | 5,000 |
| | April | 0.15 | 0.15 | 3,861 |
| | March | 0.17 | 0.14 | 16,105 |

The last closing price for the Company's Shares on the TSX Venture on March 4, 2002, the last trading day before the stock was halted for the purposes of the RTO, was $0.26 per Share.

## Existing and Proposed Directors and Officers

### *Existing Directors and Officers*

The directors of Ouro Brasil are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The following table sets forth certain particulars of the existing directors and officers of Ouro Brasil. If the RTO is completed, all of the existing directors and officers of Ouro Brasil, except Mr. Livingstone, will resign and be replaced by the persons named under "Proposed Directors and Officers" below.

| Name and Municipality of Residence | Position Held | Principal Occupation, Business or Employment | Number and % of Shares owned or controlled [(1)] |
|---|---|---|---|
| Eric D. Pinkney [(2)] Mississauga, Ont. | President, Chief Executive Officer, Director | Consultant for an international consulting firm, specializing in active turnaround management and corporate reorganizations | Nil |
| Kevin K.R. Winter [(2)] Pembroke, Bermuda | Director | Investment Advisor (Retired) | Nil |
| Wayne Livingstone [(2)] Vancouver, B.C. | Director | Geologist, President of New Oroperu Resources Inc., partner in Yukon placer mining operation. | 94,750 [(3)] |
| Aris Morfopoulos North Vancouver, B.C. | Secretary, Chief Financial Officer | Self-employed accountant, corporate consultant | 1,875 Shares <1% |

(1) As of the date of this Information Circular, based upon information provided to Ouro Brasil by the individual directors and officers.

(2) Member of audit committee.

***Proposed Directors and Officers***

The following table sets forth certain particulars of the proposed directors and officers of Ouro Brasil following completion of the Acquisition.

| Name and Municipality of Residence | Position to be Held | Principal Occupation, Business or Employment | Number and % of Shares currently owned or controlled [(1)] | Number and % of Shares to be owned or controlled, post Acquisition [(1)] |
|---|---|---|---|---|
| John G. Paterson Vancouver, British Columbia (age 52) | President, Chief Executive Officer and Director | President, CEO and Director of Aurora and Southwestern Resources Corp.; Director of Canabrava Diamond Corp. (public mineral exploration companies).; President, Glengarry Resource Management Inc. (private consulting company). | Nil | Nil |
| Thomas W. Beattie West Vancouver, British Columbia (age 51) | Director | Vice-President, Corporate Development and Corporate Secretary of Aurora since May 2000; Vice-President, Corporate Development and Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation; Director of Westvista Management Inc. (private consulting company). | Nil | Nil |

| Name and Municipality of Residence | Position to be Held | Principal Occupation, Business or Employment | Number and % of Shares currently owned or controlled (1) | Number and % of Shares to be owned or controlled, post Acquisition (1) |
|---|---|---|---|---|
| Michael Winn Laguna Beach, California (age 40) | Director | President, Terrasearch Inc. (financial consulting company), January 1997 to present; Financial Analyst, Global Resource Investments Ltd., 1994 to 1996; Geologist, CDM Federal Programs Corporation, 1990 to 1993. | Nil | Nil |
| Wayne Livingstone Vancouver, British Columbia | Director | Geologist, President of New Oroperu Resources Inc., partner in Yukon placer mining operation | 94,750 2.56% | <1% |
| Parkash K. Athwal Ladner, British Columbia (age 41) | Chief Financial Officer | Vice-President and Chief Financial Officer of Aurora, Southwestern Resources Corp. and Canabrava Diamond Corporation. | Nil | Nil |
| Susy Horna Surrey, British Columbia (age 43) | Corporate Secretary | Executive Legal Assistant for Aurora, Southwestern Resources Corp. and Canabrava Diamond Corporation | Nil | Nil |

(1) Assuming 22,631,115 Shares of Ouro Brasil are issued as of the Closing Date. Based upon information provided to Ouro Brasil by the individuals named.

The following are brief biographies of the proposed directors and officers.

John G. Paterson, Proposed President and Chief Executive Officer and Director: Mr. Paterson will be appointed President and Chief Executive Officer and Director of Consolidated Ouro Brasil Ltd. and will be devoting 25% of his time to the Company in providing such services.

Mr. Paterson has worked extensively in Canada, the United States, South America, Asia and Australia. From 1985 to 1990 Mr. Paterson was President of Frobisher Resources PTY, Ltd., a private company consulting to senior mining firms working mainly in Australia and Indonesia. Much of his work was directed towards Archean gold deposits in Australia and included property/project generation, valuation, ore reserve and feasibility studies. In 1990 he formed Southwestern (formerly Southwestern Gold Corporation).

He has worked in underground mining operations for Falconbridge Nickel Mines in Sudbury, Canada (1971 to 1973); as a Project Geologist for Uranerz Exploration and Mining Ltd. (1974 to 1980) where he was involved in uranium exploration in Canada and as a senior regional geologist with Uranerz Australia PTY Ltd. (1980 to 1985). Mr. Paterson has completed graduate courses in mineral exploration at Queens University and holds a BSc. (Hons.) Geology from Carleton University, is a Fellow of the Geological Association of Canada and a member of the Australasian Institute of Mining and Metallurgy.

Mr. Thomas W. Beattie, proposed Director: Mr. Beattie will be appointed a director of Consolidated Ouro Brasil Ltd. and will be devoting 15% of his time to the Company in providing such services.

Mr. Beattie has over 25 years of business experience, principally as in-house counsel and in management positions with international mining and exploration companies. In 1980 he joined Placer Dome Inc. as a solicitor dealing mainly with the legal aspects of foreign exploration. In 1987 he joined Orvana Minerals Corp. and was its Executive Vice President and Chief Financial Officer when he joined Southwestern in 1996 as Vice President, Corporate Development and Corporate Secretary. Mr. Beattie is also a senior officer of Canabrava Diamond Corporation and Aurora Platinum Corp.

Mr. Beattie obtained a LL.B. in 1977 and a B.Comm. in 1976 from the University of British Columbia.

Michael D. Winn, proposed Director: Mr. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Prior to forming that company in 1997, Mr. Winn spent four years as an analyst for a southern California based brokerage firm (Global Resource Investments, Ltd) where he was responsible for the evaluation of emerging oil and gas and mining companies.

Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of three companies that are involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a B.S. in geology from the University of Southern California.

Parkash K. Athwal, proposed Vice President Finance & CFO: Parkash Athwal has over 15 years of experience working for publicly listed companies in financial managements positions. During her career she has been involved with managing all aspects of the financial reporting function including regulatory filings in the U.S., treasury management, streamlining functions of foreign accounting offices, establishing subsidiary companies in foreign jurisdictions, and has assisted in the preparation of documents for various public financings and reverse take-overs of public companies. In 1986 she joined Adagio Enterprises Ltd., a manufacturing company in 1986, and International Aqua Foods, an aquaculture company in 1991. She joined Southwestern in 1994, as Controller, and became Vice President, Finance and CFO in December 2000. Ms. Athwal is also Vice President Finance and CFO of Canabrava Diamond Corporation and Aurora Platinum Corp. as. She is a member of the Society of Management Accountants of B.C.

Susy H. Horna, proposed Corporate Secretary: Ms. Horna will be appointed Corporate Secretary of Ouro Brasil Ltd. and will be devoting 15% of her time to the Company in providing such services.

Ms. Horna has over 13 years of experience in the Legal Assistant field, having started in 1989 at Harry Crosby, Law Office assisting a sole practitioner in various areas of law. In 1995 she joined Orvana Minerals Corp. to assist Orvana's Executive Vice President and Chief Financial Officer. In 1996 she joined Southwestern Resources Corp. as Executive Legal Assistant.

Ms. Horna has completed law studies, holds a Language and Literature diploma from the Pontificia Universidad Catolica del Peru, and prior to immigrating to Canada articled in one of Peru's main financial institutions.

***Other Reporting Issuers***

The existing and proposed directors, officers and promoters of Ouro Brasil who have been directors, officers and/or promoters of other reporting issuers within the five years prior to the date hereof, including the periods during which they acted in such capacity, are set forth below.

| Name of Director or Officer | Reporting Issuer | Position | Period Held |
|---|---|---|---|
| John G. Paterson, Proposed President, Chief Executive Officer, proposed director | Southwestern Resources Corp.-TSX | President, Chief Executive Officer and Director, | June 1992 to Present |
| | Aurora Platinum Corp. – TSX Venture | President, Chief Executive Officer and Director, | May 2000 to Present |
| | Canabrava Diamond Corporation – TSX Venture | Director | June 1994 to Present |
| Michael D. Winn, proposed director | Aurora Platinum Corp. – TSX Venture | Director | May 2000 to Present |
| Thomas W. Beattie, proposed director | Southwestern Resources Corp. – TSX | Vice President, Corporate Development & Secretary | Sept. 1996 to Present |
| | Aurora Platinum Corp. – TSX Venture | Corporate Secretary | May 2000 to Present |
| | Canabrava Diamond Corporation – TSX Venture | Vice President Corporate Development & Secretary | Sept. 1996 to Present |
| | Pacific Minerals Inc. – TSX | Corporate Secretary | May 2000 to Present |
| | Unirex Corp. (formerly Global-Pacific Minerals Inc.) – TSX Venture | Corporate Secretary | April 1998 to November 2001 |
| Parkash K. Athwal, Proposed Chief Financial Officer | Southwestern Resources Corp.-TSX | Vice-President, Chief Financial Officer, | November 2000 to Present |
| | Aurora Platinum Corp. – TSX Venture | Vice-President, Chief Financial Officer, | November 2000 to Present |
| | Canabrava Diamond Corporation – TSX Venture | Vice-President, Chief Financial Officer, | November 2000 to Present |
| | Unirex Corp.(formerly Global-Pacific Minerals Inc.) – TSX Venture | former Vice-President, Finance and Chief Financial Officer | November 2000 to February 2001 |
| Wayne Livingstone, current and proposed director | New Oroperu Resources Inc., unlisted reporting company | Director | March 1998 to Present |

| Name of Director or Officer | Reporting Issuer | Position | Period Held |
|---|---|---|---|
| Eric D. Pinkney (1) Mississauga, Ont. | Takepoint Ventures Ltd. – TSX Venture | President, Director | December 2001 to Present |
| | eMobile Data Inc. – TSX Venture | Director | December 1997 to 2000 |
| | First Ecom.com Limited – NASDAQ | Director | November 2000 to June 2001 |
| | Storage Access Inc. – TSX Venture | Director | January 2001 to January 2002 |
| | Ballistic Ventures Inc. - OTCBB | Director | May 2000 to present |
| Kevin K.R. Winter (1) Pembroke, Bermuda | Takepoint Ventures Ltd. – TSX Venture | Secretary, Director | December 2001 to Present |

(1) At the Closing, Mr. Pinkney and Mr. Winter will resign their respective positions with the Company.

**Performance Shares or Escrow Securities**

*Existing Escrow Shares*

There are 14,063 Shares currently held in escrow. The terms under which these Shares were held in escrow require that these Shares be cancelled. Brasil will be taking the necessary steps to cancel these Shares.

*Escrowed Acquisition Shares*

The Acquisition Shares to be issued to Aurora will be required by the Exchange to be placed in escrow as well as 94,750 shares currently owned by Mr. Wayne Livingstone (the "**Escrowed Acquisition Shares**") pursuant to a new escrow agreement (the "**New Escrow Agreement**"), to be dated as of the closing date of the Acquisition, among the Company, Computershare Trust Company of Canada as the escrow agent and Aurora. Ouro Brasil expects that the Escrowed Acquisition Shares will be released from escrow on the basis of 10% at the time the Exchange issues its exchange notice accepting the Acquisition for filing (the "**Exchange Notice**") and 15% each six months thereafter, ending 36 months from the date of the said notice. If the Exchange determines that the escrow should be surplus escrow in accordance with its policies, then the Escrowed Acquisition Shares will be released from escrow on the basis of nil at the time the Exchange issues its Exchange Notice, 5% on the 6th, 12th and 18th month following the Exchange Notice, and 10% each six months thereafter, ending 72 months from the date of the said notice.

The New Escrow Agreement will provide that the Escrowed Acquisition Shares may not be transferred or otherwise dealt with during the term of the New Escrow Agreement unless authorized by the Exchange or unless the transfers or dealings are within escrow and are:

(i) transfers to continuing or, upon their appointment, incoming directors and senior officers of Ouro Brasil or of a material operating subsidiary, with approval of the Ouro Brasil's board of directors;

(ii) transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor; and

(iii) transfers upon bankruptcy to the trustee in bankruptcy.

Tenders of Escrowed Acquisition Shares to a take-over bid will be permitted, provided that, if the tenderer is a principal of the successor company upon completion of the take-over bid, securities received in exchange for tendered Escrowed Acquisition Shares will be substituted in escrow on the basis of the successor company's escrow classification.

***Resale Restrictions***

The Acquisition Shares, which will be issued to Aurora under exemptions from the need to provide a prospectus or involve a registrant (i.e. broker) under British Columbia and Yukon securities law, will also be subject to resale restrictions in accordance with Multilateral Instrument 45-102 (the "**Instrument**") made pursuant to the Securities Act (British Columbia). Aurora will be a "**control person**" of Ouro Brasil on completion of the RTO. In addition to the escrow restrictions of the New Escrow Agreement, as a control person, Aurora will be required to hold the Acquisition Shares for a minimum of 4 months if Ouro Brasil is a "qualifying issuer" as defined in the Instrument, comply with certain other conditions and file a notice of intention to sell prior to making any sale.

Shares issued on exercise of the Finder's Fee Warrant will be subject to resale restrictions in accordance with the Instrument and will be required to be held for a minimum of 4 months from the date of Closing if Ouro Brasil is a qualifying issuer or 12 months from the date of Closing if Ouro Brasil is not a qualifying issuer.

**Principal Holders of Voting Securities**

To the knowledge of the directors and senior officers of Ouro Brasil, as at the Record Date, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of Ouro Brasil.

As at the date of this Information Circular, the directors and senior officers of Ouro Brasil as a group, beneficially owned, directly or indirectly, 96,625 Shares representing <2.61% of the issued Shares.

As of the Closing Date, Aurora will be a control person of the Company owning 58.03% of the issued and outstanding shares of the Company. See "Performance Shares or Escrow Securities".

**Available Funds**

Ouro Brasil expects to have the following funds (the "**Available Funds**") available to it on completion of the Acquisition and Private Placement:

| | |
|---|---|
| Estimated working capital as of May 31, 2002 | $(1,076) |
| Gross Proceeds of Private Placement (1) | $1,000,000 |
| Proceeds from the expected exercise of 1,785,714 outstanding warrants and 28,000 outstanding options | $308,891 |
| Total | $1,307,815 |

(1) Assuming all of the Units are sold.
(2) There is no assurance the Private Placement will close. See "Risk Factors".

**Principal Purposes**

As part and parcel of the Acquisition and subject to Regulatory Approval, Ouro Brasil proposes to offer by way of brokered private placement up to 4,000,000 Units, each Unit consisting of one Share at a price

of $0.25 per share and one half of one Warrant. Each whole Warrant shall entitle the holder to purchase one Warrant Share for a period of one year from the Placement closing date at a price of $0.50 per Warrant Share. Ouro Brasil will receive gross proceeds of $1,000,000 if the Private Placement is fully subscribed, which together with Ouro Brasil's working capital as of May 31, 2002 in the amount of $(1,076), for an aggregate of $1,307,815, will be used by Ouro Brasil as follows:

| | |
|---|---|
| To pay the estimated costs of the Acquisition and Private Placement | $100,000 |
| To pay the Agent's Commission and estimated agent's expenses of the Private Placement; Sponsorship fees and expenses | $140,000 |
| To pay for the Phase 1 Program (1) | $195,300 |
| To apply to staking costs and to future exploration programs recommended by geologist | $622,515 |
| To pay estimated administrative expenses for the next 12 months | $150,000 |
| Unallocated working capital | $100,000 |
| **TOTAL:** | **$1,307,815** |

(1) See "Particulars of Matters to Be Acted Upon - Acquisition of Kimberlite Assets from Aurora Platinum Corp. – the Kimberlite Assets".

Ouro Brasil will spend the funds available to it on completion of the RTO to carry out its proposed exploration and development program set out in "Particulars of Matters to be Acted Upon – (a) Acquisition of Kimberlite Assets from Aurora Platinum Corp. – AEM Diamond Exploration Project".

**Private Placement**

Ouro Brasil intends to conduct the Private Placement through the Agent pursuant to the terms of an Agency Agreement to be entered into by the Agent and Ouro Brasil.

The Private Placement is expected to be made to persons resident in British Columbia, Alberta and other jurisdictions agreed to by the parties and is subject to the approval of the TSX Venture.

The Agent will receive a cash commission of 7.5% of the gross proceeds of the Private Placement and Agent's Warrants equal to 10% of the number of Units sold on the Private Placement, each such Agent's Warrant entitling the Agent to purchase one Share for a period of one year from the closing of the Private Placement at a price of $0.25 per Agent's Warrant Share. The Agent will also receive reimbursement of its reasonable expenses, including legal fees.

The obligations of the Agent under the Agency Agreement may be terminated at any time at the Agent's discretion on the basis of its assessment of the state of the financial markets and may also be terminated at any time upon the occurrence of certain stated events.

The Agent is also acting as Ouro Brasil's Sponsor. See "Particulars of Matters to be Acted Upon – Acquisition of Kimberlite Assets from Aurora Platinum Corp. – Sponsor".

**Investor Relations**

Ouro Brasil has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Ouro Brasil or its respective securities, or to engage in activities for the purposes of stabilizing the market.

**Relationship Between Ouro Brasil and Professional Persons**

There is no beneficial interest, direct or indirect, in any securities or property of Ouro Brasil or of an associate or affiliate of Ouro Brasil, held by a professional person as referred to in section 106(2) of the Rules under the Securities Act (British Columbia), a responsible solicitor or any partner of a responsible solicitor's firm.

**Legal Proceedings**

There are no outstanding legal proceedings material to Ouro Brasil to which Ouro Brasil is the subject, and, to the knowledge of Ouro Brasil, none are known to be contemplated.

**Auditors**

The auditor of Ouro Brasil is Smythe Ratcliffe, 700-355 Burrard St, Vancouver, B.C. If the Change of Auditor is approved at the Meeting, Deloitte & Touche, 1055 Dunsmuir Street Suite 2000, PO Box 49279 Four Bentall Centre, Vancouver BC V7X 1P4 will be Ouro Brasil's new auditor. See "Particulars of Matters to be Acted Upon – Related Resolutions" for information on the proposed Change of Auditor.

**Registrar and Transfer Agents**

The registrar and transfer agent for Ouro Brasil's Shares is Computershare Trust Company of Canada, Montreal Trust Centre, 510 Burrard Street 4th Floor, Vancouver BC V6C 3B9.

**Material Contracts**

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by Ouro Brasil within the two year period preceding the date hereof which are currently in effect and considered to be material:

1. Acquisition Agreement. See "Particulars of Matters to be Acted Upon – Acquisition of Kimberlite Assets from Aurora Platinum Corp. - Terms of Acquisition";

2. Confidentiality Agreement. See "Particulars of Matters to be Acted Upon – Acquisition of Kimberlite Assets from Aurora Platinum Corp. - Terms of Acquisition";

3. Finder's Fee Agreement. See "Particulars of Matters to be Acted Upon – Acquisition of Kimberlite Assets from Aurora Platinum Corp. - Terms of Acquisition"; and

4. Sponsor Agreement. See "Particulars of Matters to be Acted Upon - Acquisition of Kimberlite Assets from Aurora Platinum Corp. – Sponsor".

The Company expects to enter into the following contracts at or before Closing:

1. Agency Agreement. See "Description of Ouro Brasil – Private Placement";

2. Proposed Administrative Services Agreement with Southwestern and Administrative Services Agreement with Aurora referred to under "Information Circular - Management Contracts";

3. Proposed Anti-Dilution Agreement referred to under "Particulars of Matters to be Acted Upon – Acquisition of Kimberlite Assets from Aurora Platinum Corp. - Terms of Acquisition"; and

4. Proposed Escrow Agreement. See "Performance Shares or Escrow Securities".

Copies of the above-noted material contracts will be available for inspection at the office of DuMoulin Black, 10th Floor, 595 Howe St., Vancouver, British Columbia, during regular business hours until the Meeting.

**Other Material Facts**

Management of Ouro Brasil is not aware of any material facts concerning Ouro Brasil except as set out elsewhere in this Information Circular.

**Information and Approvals**

The information contained or referred to in this Information Circular with respect to Aurora and the Kimberlite Assets has been furnished by Aurora. The information contained or referred to in this Information Circular with respect to Ouro Brasil has been furnished by Ouro Brasil.

The contents of the Information Circular as it relates to Ouro Brasil and the sending of this Information Circular and related material to Shareholders have been approved by the Board of Directors of Ouro Brasil.

**CERTIFICATE**

DATED: June 28, 2002

The foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the Shareholders.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

"Eric D. Pinkney"
ERIC D. PINKNEY
President, Chief Executive Officer

"Aris Morfopoulos"
ARIS MORFOPOULOS
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Wayne Livingstone"
WAYNE LIVINGSTONE
Director

"Kevin K.R. Winter"
KEVIN K.R. WINTER
Director

SmytheRatcliffe
CHARTERED ACCOUNTANTS

# CONSOLIDATED OURO BRASIL LTD.

**Consolidated Financial Statements**
**February 28, 2002 (Unaudited)**
**May 31, 2001, 2000 and 1999**
**(U.S. Dollars)**

<u>INDEX</u>



A Member of PKF International

SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675
telephone: 604.687.1231

# AUDITORS' REPORT

## TO THE SHAREHOLDERS OF CONSOLIDATED OURO BRASIL LTD.

We have audited the consolidated balance sheets of Consolidated Ouro Brasil Ltd. as at May 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended and for the years ended May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended May 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, British Columbia
September 21, 2001, except for note 11
which is as at May 30, 2002

## CONSOLIDATED OURO BRASIL LTD.
**Consolidated Balance Sheets**
**(U.S. Dollars)**

| | February 28, 2002 | May 31, 2001 | May 31, 2000 |
|---|---|---|---|
| | (unaudited) | | |
| **Assets** | | | |
| **Current** | | | |
| Cash and term deposits | $77,694 | $98,519 | $2,741 |
| Accounts receivable | 1,535 | 4,007 | 916 |
| | 79,229 | 102,526 | 3,657 |
| **Fixed Assets** (note 4) | 291 | 291 | 416 |
| **Mineral Property** (notes 3 and 5) | 1 | 1 | 1 |
| | $79,521 | $102,818 | $4,074 |
| **Liabilities** | | | |
| **Current** | | | |
| Accounts payable and accrued liabilities | $52,758 | $54,189 | $207,278 |
| **Shareholders' Equity** | | | |
| **Capital Stock** (note 6) | 4,185,822 | 4,185,822 | 3,981,358 |
| **Deficit** | (4,159,059) | (4,137,193) | (4,184,562) |
| | 26,763 | 48,629 | (203,204) |
| | $79,521 | $102,818 | $4,074 |

Approved on behalf of the Board:

"Wayne Livingstone"
............................................................................................ Director
Wayne Livingstone

"Eric Pinkney"
............................................................................................ Director
Eric Pinkney

See notes to consolidated financial statements.

**CONSOLIDATED OURO BRASIL LTD.**
**Consolidated Statements of Operations and Deficit**
**(U.S. Dollars)**

| | Nine Months Ended February 28, | | Years Ended May 31, | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2001 | 2000 | 1999 |
| | (unaudited) | (unaudited) | | | |
| **Expenses** | | | | | |
| Legal and audit | $12,754 | $13,577 | $23,692 | $12,790 | $36,801 |
| Consulting and management fees | 0 | 0 | 17,909 | 10,112 | 39,750 |
| General and administration | 3,957 | 14,422 | 3,559 | 7,367 | 97,232 |
| Transfer agent and listings | 5,255 | 5,414 | 1,709 | 9,582 | 6,374 |
| Interest income | (101) | 0 | (229) | (53) | (705) |
| Depreciation | 0 | 0 | 125 | 178 | 11,252 |
| **Loss Before Other Items** | 21,865 | 33,413 | 46,765 | 39,976 | 190,704 |
| **Write-Off of Mineral Property** | 0 | 0 | 0 | 188,034 | 1,842,972 |
| **Write-Off of Accounts Payable** (note 9) | 0 | (59,860) | (94,134) | 0 | 0 |
| **Write-Off of Fixed Asset** | 0 | 0 | 0 | 0 | 115,895 |
| **Other Item** (note 8) | 0 | 0 | 0 | (120,000) | 17,684 |
| **Recovery** | 0 | 0 | 0 | (23,354) | 0 |
| **Net Income (Loss) for Year** | (21,865) | 26,447 | 47,369 | (84,656) | (2,167,255) |
| **Deficit, Beginning of Year** | (4,137,194) | (4,184,562) | (4,184,562) | (4,099,906) | (1,932,651) |
| **Deficit, End of Year** | $(4,159,059) | $(4,158,115) | $(4,137,193) | $(4,184,562) | $(4,099,906) |
| **Earnings (Loss) Per Share** | $ (0.01) | $ 0.02 | $ 0.03 | $ (0.05) | $ (1.41) |
| **Diluted Earnings Per Share** | N/A | $ 0.02 | $ 0.01 | N/A | N/A |
| **Weighted Average Number of Shares Outstanding** | 3,965,401 | 1,662,288 | 1,873,962 | 1,540,617 | 1,540,617 |
| **Dilutive Effects of Options and Warrants** | N/A | 154,000 | 1,939,714 | N/A | N/A |
| **Weighted Average Number of of Shares Outstanding Assuming Full Dilution** | N/A | 1,816,288 | 3,813,676 | N/A | N/A |

See notes to consolidated financial statements.

**CONSOLIDATED OURO BRASIL LTD.**
**Consolidated Statements of Cash Flows**
**(U.S. Dollars)**

| | Nine Months Ended February 28, | | Years Ended May 31, | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2001 | 2000 | 1999 |
| | (unaudited) | (unaudited) | | | |
| **Operating Activities** | | | | | |
| Net income (loss) | $(21,865) | $26,447 | $47,369 | $(84,656) | $(2,167,255) |
| Items not involving cash | | | | | |
| Depreciation | 0 | 0 | 125 | 178 | 11,252 |
| Write-off of mineral property | 0 | 0 | 0 | 188,034 | 1,842,972 |
| Write-off of accounts payable | 0 | (59,860) | (94,134) | 0 | 0 |
| Other item | 0 | 0 | 0 | (120,000) | 0 |
| Recovery loss on disposal of assets | 0 | 0 | 0 | (23,354) | 133,579 |
| **Operating Cash Flow** | (21,865) | (33,413) | (46,640) | (39,798) | (179,452) |
| **Changes in Operating Assets and Liabilities** | 1,040 | 32,664 | (15,012) | 33,810 | 12,194 |
| **Net Cash Used in Operating Activities** | (20,825) | (749) | (61,652) | (5,988) | (167,258) |
| **Investing Activities** | | | | | |
| Proceeds on disposal of fixed assets | 0 | 0 | 0 | 0 | 137,502 |
| Acquisition of fixed assets | 0 | 0 | 0 | 0 | (239) |
| Expenditures on mineral properties | 0 | 0 | 0 | 0 | (38,881) |
| **Net Cash Provided by Investing Activities** | 0 | 0 | 0 | 0 | 98,382 |
| **Financing Activity** | | | | | |
| Issue of shares for cash | 0 | 0 | 157,430 | 0 | 0 |
| **Inflow (Outflow) of Cash** | (20,825) | (749) | 95,778 | (5,988) | (68,876) |
| **Cash and Term Deposits, Beginning of Year** | 98,519 | 2,741 | 0 | 0 | 0 |
| **Cash and Term Deposits, End of Year** | $77,694 | $1,992 | $95,778 | $(5,988) | $(68,876) |
| **Supplemental Cash Flow Information** | | | | | |
| Interest paid | $0 | $0 | $0 | $0 | $0 |
| **Supplemental Disclosure of Non-Cash Items** | | | | | |
| Shares issued for debt settlement | $0 | $48,657 | $48,657 | $0 | $0 |

See notes to consolidated financial statements.

## 1. ORGANIZATION AND NATURE OF OPERATIONS

Included herein are the consolidated accounts of Consolidated Ouro Brasil Ltd. (formerly Ouro Brasil Ltd.) (the "Company"). The Company, incorporated under the laws of British Columbia, was continued in the jurisdiction of the Business Corporations Act (Yukon) on December 16, 1997. The Company is a reporting issuer in British Columbia.

On January 1, 2001, the Company's subsidiary, Ouro Brasil (Bahamas) Ltd. ("OBL") was dissolved. These financial statements include the operations of OBL up to the date of dissolution.

The Company is currently exploring investment opportunities in high technology.

## 2. SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

These financial statements include the accounts of Consolidated Ouro Brasil Ltd. and its wholly-owned subsidiary, OBL, up to the date of OBL's dissolution. All significant intercompany balances and transactions have been eliminated.

(b) Depreciation

Depreciation is calculated on the following basis and annual rate:

| | |
|---|---|
| Computer equipment | - 30% Declining balance |

(c) Mineral property

Mineral property comprises acquisition costs of concessions, leases, contracts and deferred exploration costs. Deferred exploration expenses are recorded at cost and deferred until production commences or the property is sold or abandoned. The amounts recorded for mineral properties and deferred exploration costs represent costs incurred to date and are not intended to reflect present or future values. If production commences, these costs will be amortized using the unit-of-production method.

A property is abandoned when all claims related to the property have expired or management has determined that the property is not economically viable. When a property is abandoned or sold, all deferred costs related to the property are charged to operations.

**2. SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(d) Foreign currency translation

All amounts are reported in United States dollars. The Company records foreign currency transactions using the exchange rate on the transaction date. Foreign currency denominated monetary assets and liabilities are translated at the balance sheet dates using the exchange rate on the balance sheet dates. Any exchange differences are charged to operations in the period incurred.

(e) Financial instruments

The Company does not use any derivative financial instruments. The carrying amounts reported in the consolidated balance sheets for cash and term deposits, accounts receivable and accounts payable and accrued liabilities are reasonable estimates of fair values at the balance sheet dates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

(f) Earnings (loss) per share

Earnings (loss) per share computations are based on the weighted average number of common shares outstanding during the year.

Fully diluted earnings (loss) per share computations are based on the exercise of outstanding share purchase options and warrants, outstanding at the end of the year as if they had occurred at the beginning of the year.

(g) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

**(U.S. Dollars)**

## 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Change in accounting policy

During the year, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, the major impact of which is the use of current income tax rates in the determination of future income taxes. Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These new standards also require that the future income tax assets and liabilities be measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse.

The Company has determined that this new recommendation has no impact on these consolidated financial statements.

## 3. REALIZATION OF ASSETS

Realization of the Company's investment in the mineral property is dependent upon establishing legal ownership of the property, the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and the attainment of successful production from the property or from the proceeds of its disposal.

## 4. FIXED ASSETS

| | February 28. | May 31. | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (unaudited) | | |
| Computer equipment | $1,178 | $1,178 | $1,178 |
| Less: Accumulated depreciation | 887 | 887 | 762 |
| | $291 | $291 | $416 |

**(U.S. Dollars)**

## 5. MINERAL PROPERTY

| | Number of Hectares | Amount | | |
|---|---|---|---|---|
| | | **February 28, 2002** (unaudited) | **May 31, 2001** | **May 31, 2000** |
| Gold and Base Metal Exploration | | | | |
| - Raven Property | | | | |
| Balance, beginning of year | 500 | $1 | $1 | $188,035 |
| Write-off | | 0 | 0 | (188,034) |
| Balance, end of year | 500 | $1 | $1 | $1 |

## 6. CAPITAL STOCK

(a) Authorized
100,000,000 Common shares

(b) Issued

| | **2001** Number of Shares | Amount |
|---|---|---|
| Balance, May 31, 1999 and 2000 | 1,540,617 | $3,981,358 |
| Issued during year | | |
| For cash | | |
| Private placement | 1,785,714 | 162,180 |
| For settlement of debt | 369,070 | 48,657 |
| Less: Share issue costs | 0 | (6,373) |
| Balance May 31, 2001 and February 28, 2002 | 3,695,401 | $4,185,822 |

(i) In 2000, the Company resolved to consolidate all of its issued and outstanding common shares on a 10 to 1 basis. These consolidated financial statements have been retroactively restated to reflect this resolution.

(ii) On May 4, 2001, the Company issued 1,785,714 units for CDN $0.14 per share to net the Company approximately $157,000, (Cdn $236,000) after corporate finance fees and out-of-pocket expenses. Each unit is comprised of 1 common share and 1 non-transferable share purchase warrant that entitles the purchaser to purchase 1 additional common share at a purchase price of CDN $0.17. These warrants will expire on May 3, 2003.

**(U.S. Dollars)**

6. **CAPITAL STOCK** (Continued)

(iii) On November 30, 2000, the Company's creditors agreed to accept 369,070 shares at a deemed price of $0.2025 per common shares as settlement of approximately $115,000 of outstanding payables. This resulted in a write-off of accounts payable of $59,862.

(c) Escrow and restricted shares

At February 28, 2002, there are 14,063 shares (May 31, 2001 and 2000 - 14,063) held in escrow subject to the direction and determination of the Canadian Venture Exchange.

(d) Share purchase options

Details of the status of the Company's stock option plans as at February 28, 2002 and May 31, 2000 and 2001 and changes during the years then ended are as follows:

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Balance, May 31, 1999 | 115,250 | $ 1.47 |
| Returned | (72,750) | $ 2.20 |
| Balance, May 31, 2000 | 42,500 | $ 0.21 |
| Granted | 113,500 | $ 0.19 |
| Expired | (2,000) | $ 0.22 |
| Balance, May 31, 2001 | 154,000 | $ 0.19 |
| Expired | (59,750) | $ 0.19 |
| Balance, February 28, 2002 | 94,250 | $ 0.19 |

On December 12, 2000, the Company amended the exercise price of 42,500 of its options to $0.21.

At May 31, the following share purchase options were outstanding:

| | | Number of Shares | | |
|---|---|---|---|---|
| | **Exercise** | **February 28,** | **May 31,** | |
| Expiry Date | **Price** | **2001** | **2001** | **2000** |
| | (CDN) | (unaudited) | | |
| October 17, 2000 | $ 0.22 | 0 | 0 | 2,000 |
| April 26, 2002 | $ 0.21 | 0 | 2,500 | 2,500 |
| April 15, 2003 | $ 0.21 | 8,750 | 38,000 | 38,000 |
| October 18, 2005 | $ 0.19 | 85,500 | 113,500 | 0 |

**(U.S. Dollars)**

6. **CAPITAL STOCK** (Continued)

The Company amended the expiry date of 2,500 of its options from August 26, 2002 to April 26, 2002.

(e) Share purchase warrants

At February 28, 2002, the following share purchase warrants were outstanding. Each warrant entitles the holder to purchase on share of the Company:

| | | Number of Shares | | |
|---|---|---|---|---|
| | Exercise | **February 28,** | **May 31,** | |
| Expiry Date | Price | **2001** | **2001** | **2000** |
| | (CDN) | (unaudited) | | |
| May 3, 2002 | $ 0.17 | 1,785,714 | 1,785,714 | 0 |

7. **RELATED PARTY TRANSACTIONS**

(a) During the year ended February 28, 2002, May 31, 2001 and 2000, the following amounts were charged by directors or officers of companies with common directors:

| | **February 28,** | **May 31,** | |
|---|---|---|---|
| | **2002** | **2001** | **2000** |
| | (unaudited) | | |
| Management fees | $0 | $7,386 | $10,112 |
| Administration | 1,414 | 0 | 4,342 |
| Rent | 0 | 0 | 3,025 |
| | $1,414 | $7,386 | $17,479 |

At February 28, 2002, accounts payable of $0 (May 31, 2001 - $0; May 31, 2000 - $85,578) was due to related parties.

(b) During the period ended February 28, 2002, the Company issued $0 (May 31, 2001 - 194,750; May 31, 2000 - $0) shares to directors or companies controlled by directors for settlement of approximately $0; $25,675; $0 respectively of outstanding payables.

8. **OTHER ITEM**

The Company received $120,000 in subscriptions for shares of the subsidiary that were never issued. The amount was taken into income in 2000. The subsidiary was dissolved in 2001.

**(U.S. Dollars)**

## 9. WRITE-OFF OF ACCOUNTS PAYABLE

During 2001, in addition to the settlement of shares for debt (6(b)(iii)), the Company's creditors also agreed to forgive approximately $34,000 in outstanding payables.

## 10. INCOME TAX LOSSES

The Company has operating losses which may be carried forward to apply against future years' income for Canadian income tax purposes. The tax effect has not been recorded in the financial statements. These losses expire as follows:

| | |
|---|---|
| 2002 | $237,000 |
| 2003 | 295,000 |
| 2004 | 235,000 |
| 2005 | 222,000 |
| 2006 | 133,000 |
| 2007 | 50,000 |
| 2008 | 24,700 |
| | $1,196,700 |

The components of the future income tax assets are as follows:

| | May 31, 2001 | 2000 |
|---|---|---|
| Future income tax assets | | |
| Non-capital loss carry-forwards | $1,196,700 | $1,179,000 |
| Unused cumulative foreign exploration and development expense | 553,000 | 553,000 |
| Unused cumulative Canadian exploration expenses | 57,700 | 57,700 |
| | 1,807,400 | 1,789,700 |
| | 46% | 46% |
| | 831,400 | 823,262 |
| Less: Valuation allowance | (831,400) | (823,262) |
| | $0 | $0 |

The valuation allowance reflects the Company's estimate that the tax assets will not likely be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. The exploration and development expenses can be carried forward indefinitely.

**(U.S. Dollars)**

## 11. SUBSEQUENT EVENTS

On April 3, 2002 the Company announced that it entered into a letter agreement with Aurora Platinum Corp. ("Aurora"), a CDNX-listed company regarding the Company's acquisition of interests in certain mineral claims and related rights (the "Diamond Assets") held by Aurora in exchange for the Company issuing to Aurora 13,150,000 common shares ("the Acquisition Shares"). It is anticipated that the Acquisition Shares will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with, and part and parcel of, the acquisition of the Diamond Assets, the Company proposes to complete a private placement to raise up to $1 million through the sale of up to 4,000,000 units at $0.25 per unit. Each unit will consist of one common share and one-half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the private placement will be applied to initial exploration work on the diamond interests to be acquired from Aurora, and for general corporate purposes. The private placement may be carried out by way of an issuance of special warrants, convertible into units having the above terms. The private placement is subject to Exchange acceptance.

The Diamond Assets which the Company intends to acquire are comprised of (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related geological information, primarily in the form of airborne magnetic/electromagnetic data, and other rights. Pursuant to the Acquisition Agreement, the Company will have all diamond exploration and development rights in the area, while Aurora will retain the rights to other minerals that may be found on the properties. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of Can. $2.5 million per diamond mine developed. Completion of the acquisition of the Diamond Assets is subject to a number of conditions, including but not limited to, Exchange acceptance, Company shareholder approval, due diligence examinations, completion of the Private Placement, receipt of all necessary technical reports concerning the Diamond Assets and execution of definitive documentation.

SCHEDULE B – CHANGE OF AUDITOR REPORTING PACKAGE

**CONSOLIDATED OURO BRASIL LTD.**
**P.O. Box 48778, Bentall Centre**
**Vancouver, B.C.**
**V7X IA6**

TO THE SHAREHOLDERS:

**NOTICE OF CHANGE OF AUDITOR**

It is proposed that the Company will change its auditor from Smythe Ratcliffe, Chartered Accountants of 700 - 355 Burrard Street, Vancouver, B.C., to Deloitte & Touche, Chartered Accountants of 2100 - 1055 Dunsmuir Street, Vancouver, B.C. Smythe Ratcliffe has agreed to resign as auditor effective at the closing of the pending acquisition of certain assets by the Company from Aurora Platinum Corp. in exchange for shares of the Company pursuant to a Letter Agreement dated April 5, 2002.

There are no reservations in any auditor's reports, no reportable disagreements between the Company and Smythe Ratcliffe and there have been no qualified opinions or denials of opinions by Smythe Ratcliffe in connection with the audits of the Company's two most recently completed fiscal years or any subsequent period.

This Notice, together with the required response letters from each of Smythe Ratcliffe and Deloitte & Touche have been reviewed by the Company's Audit Committee.

The pending resignation of Smythe Ratcliffe and the recommendation to appoint Deloitte & Touche as successor auditor have been approved by the Company's Audit Committee.

DATED this **13th** day of **May,** 2002.

CONSOLIDATED OURO BRASIL LTD.

Per: *"Aris Marfopoulos"*

Aris Morfopoulos, Secretary

SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675
telephone: 604.687.1231

A.S. Henshaw
File: 197600

May 21, 2002

British Columbia Securities Commission
9th Floor 701 West Georgia Street
Vancouver, BC V7Y IL2

Alberta Securities Commission
10025 Jasper Avenue 20th Floor
Edmonton, AB T5J 3Z5

and

Deloitte & Touche
Chartered Accountants
2100-1055 Dunsmuir Street
Vancouver, BC V7X IP4

and

Consolidated Ouro Brasil Ltd.
PO Box 48778, Bentall Centre
Vancouver, BC V7X IA6

Dear Sirs:

**RE: CONSOLIDATED OURO BRASIL LTD. (THE "COMPANY")**

As required by National Policy No. 31, we have reviewed the information contained in the Company's Notice of Change of Auditor dated May 13, 2002 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

> "It is proposed that the Company will change its auditor from Smythe Ratcliffe, Chartered Accountants of 700-355 Burrard Street, Vancouver, B.C. V6C 2G8, to Deloitte & Touche, Chartered Accountants of 2100-1055 Dunsmuir Street, Vancouver, B.C. V7X IP4. Smythe Ratcliffe has agreed to resign as auditor effective at the closing of the pending acquisition of certain assets by the Company from Aurora Platinum Corp. in exchange for shares of the Company pursuant to a Letter Agreement dated April 5, 2002.

There are no reportable events between the Company and Smythe Ratcliffe and there have been no qualified opinions or denials of opinions by Smythe Ratcliffe.

The proposed change of auditor has been considered and approved by the Company's Audit Committee and Board of Directors.

This Notice of Change of Auditor and accompanying letters from Smythe Ratcliffe and Deloitte & Touche have been reviewed by the Company's Audit Committee."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Deloitte & Touche will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours very truly,

*"SMYTHE RATCLIFFE"*
SMYTHE RATCLIFFE

ASH/dm

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1 P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

**Deloitte
&Touche**

May 21, 2002

British Columbia Securities Commission
9'h Floor, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1 L2

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, AB T5J 3Z5

Smythe Ratcliffe
Chartered Accountants
700 - 355 Burrard Street
Vancouver, BC V6C 2G8

and

Consolidated Ouro Brasil Ltd.
P.O. Box 48778, Bentall Centre
Vancouver, BC V7X 1A6

Dear Sirs:

***Re: Consolidated Ouro Brasil Ltd. (the "Company")***

As required by National Policy No. 31, we have reviewed the information contained in the Company's Notice of Change of Auditor dated May 13, 2002 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

> "It is proposed that the Company will change its auditor from Smythe Ratcliffe, Chartered Accountants of 700 - 355 Burrard Street, Vancouver, B.C., to Deloitte & Touche, Chartered Accountants of 2100 - 1055 Dunsmuir Street, Vancouver, B.C. Smythe Ratcliffe has agreed to resign as auditor effective at the closing of the pending acquisition of certain assets by the Company from Aurora Platinum Corp. in exchange for shares of the Company pursuant to a Letter Agreement dated April 5, 2002.

> There are no reportable events between the Company and Smythe Ratcliffe and there have been no qualified opinions or denials of opinions by Smythe Ratcliffe.
>
> The proposed change of auditor has been considered and approved by the Company's Audit Committee and Board of Directors.
>
> This Notice of Change of Auditor and accompanying letters from Smythe Ratcliffe and Deloitte & Touche have been reviewed by the Company's Audit Committee."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Smythe Ratcliffe will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours very truly,

*"Deloitte & Touche LLP"*

Chartered Accountants
TK/lt

**Deloitte
&Touche**

**CONSOLIDATED OURO BRASIL LTD.**
**P.O. Box 48778, Bentall Station**
**Vancouver, British Columbia V7X 1A6**
**TELEPHONE:(604) 608-3878**
**FACSIMILE:(604) 264-9771**

## NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "**Meeting**") of shareholders ("**Shareholders**") of Consolidated Ouro Brasil Ltd. (the "**Company**" or "**Ouro Brasil**") will be held at #1650, 701 West Georgia St, Vancouver, British Columbia, on Friday, August 16, 2002 at the hour of 10:00 a.m. (local time) for the following purposes, all as more fully set out in the Information Circular accompanying this notice:

1. To approve, by ordinary resolution (the "**Acquisition Resolution**"), with or without variation, the acquisition (the "**Acquisition**") by Ouro Brasil of certain diamond exploration properties and information (the "**Kimberlite Assets**") owned by Aurora Platinum Corp. ("**Aurora**") pursuant to an agreement dated for reference April 26, 2002 (the "**Acquisition Agreement**") with Aurora, in exchange for the issuance to Aurora by Ouro Brasil of 13,150,000 Ouro Brasil common shares (the "**Acquisition Shares**") which will constitute a change of control of Ouro Brasil;

2. To approve, by special resolution (the "**Name Change Resolution**"), with or without variation, a change of name (the "**Name Change**") of Ouro Brasil to "Superior Diamonds Inc." or such other name as may be acceptable to the Directors, the Registrar of Corporations (Yukon) and the TSX Venture and to approve an amendment of Ouro Brasil's articles to reflect the new name;

3 To approve, by ordinary resolution (the "**Change of Auditor Resolution**") a proposed change of the Company's auditor from Smythe Ratcliffe to Deloitte & Touche LLP and authorize the Directors to fix the auditors' remuneration;

4. To ratify, confirm and approve by ordinary resolution (the '**Stock Option Resolution**") the adoption of the Company's stock option plan (the "**2002 Plan**") and to authorize a maximum of 4,526,223 Shares of the Company be issuable pursuant to options granted thereunder;

5. To authorize the Directors of Ouro Brasil to decide when and whether or not to proceed with the Acquisition and the Related Transactions (as hereinafter defined), in their sole discretion; and

6. To transact such further or other business as may properly come before the Meeting and any adjournment thereof.

Accompanying this Notice is an Information Circular (which includes the full text of the above resolutions) and a form of Proxy. Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Transfer Agent, Computershare Trust Company of Canada, by mail or delivery to 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 or by facsimile to (604) 683-3694 to the attention of Bernadette Villarica no later than 48 hours prior to the commencement of the Meeting.

The enclosed Proxy is solicited by management of Ouro Brasil and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting.

DATED at Vancouver, British Columbia as of this 31st day of May, 2002.

"*Wayne Livingstone*"
Wayne Livingstone, Director

| |
|---|
| Shareholders who are unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope. |

# Proxy

**SPECIAL MEETING OF SHAREHOLDERS OF**

**CONSOLIDATED OURO BRASIL LTD. (the "Company")**

**TO BE HELD AT** #1650, 701 West Georgia St..
Vancouver, BC

**ON Friday, August 16, 2002, AT 10:00 AM (local time)**

**The undersigned member ("Registered Shareholder") of the Company hereby appoints,** Wayne Livingstone, a Director of the Company, or failing this person, Aris Morfopoulos, the Chief Financial Officer of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

## Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

| | Resolution | For | Against |
|---|---|---|---|
| 1. | To approve, by ordinary resolution the acquisition by Ouro Brasil of certain exploration properties and information owned by Aurora Platinum Corp. in exchange for the issuance to Aurora of 13,150,000 Ouro Brasil common shares which will constitute a change of control of Ouro Brasil (the "Acquisition"). | ______ | ______ |
| 2. | To approve, by special resolution a change of name of Ouro Brasil to "Superior Diamonds Inc." and that the Articles of Ouro Brasil be amended accordingly. | ______ | ______ |
| 3. | To appoint Deloitte & Touche LLP as Auditors of the Company effective upon the closing of the Acquisition and authorize the Directors to fix the auditors' remuneration | ______ | ______ |
| 4. | To ratify, confirm and approve by ordinary resolution the adoption of the Company's stock option plan and to authorize a maximum of 4,526,223 Shares of the Company be issuable pursuant to options granted thereunder. | ______ | ______ |
| 5. | To authorize the directors to decide when and whether to proceed with the Acquisition and the other transactions described above. | ______ | ______ |
| 6. | To transact such other business as may properly come before the Meeting | ______ | ______ |

**The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.**

**SIGN HERE:** ______________________________

**Please Print Name:** ______________________________

**Date:** ______________________________

**Number of Shares**
**Represented by Proxy:** ______________________________

*IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE **REGISTERED SHAREHOLDER**, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.*

*THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.*

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   ***(a) appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   **OR**

   ***(b) appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

*To be represented at the Meeting, this proxy form must be received at the office of* ***Computershare Trust Company of Canada*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is 4th Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9 and its fax number is (604) 669-1548.*

# CONSOLIDATED OURO BRASIL LTD.

P.O. Box 48778 Bentall Station, Vancouver, British Columbia V7X 1A6
Telephone: (604) 608-3878 / Fax: (604) 264-9771

July 10, 2002

Dear Shareholders:

We are pleased to invite you to the Company's Extraordinary General Meeting of Shareholders to be held on Friday, August 16, 2002 at #1650, 701 West Georgia St. Vancouver, BC.

We enclose a Notice of Meeting, a Proxy and the Company's Information Circular. As described in the Notice of Meeting and Circular, the Company is proposing to acquire certain assets (described as the "Kimberlite Assets") from Aurora Platinum Corp. in exchange for shares of the Company. As a result of the acquisition, the Company will hold interests in certain mineral claims and receive interpretation of certain data which identifies potential kimberlite targets for the purpose of exploring for diamonds in an area of northwestern Ontario that has shown high potential for the localization of kimberlite pipes of economic interest. A private placement to raise $1,000,000 will be conducted to raise funds for the initial exploration program. Aurora will hold approximately 58% of the shares of the Company following the acquisition and the private placement. The Company also proposes to change its name to "Superior Diamonds Inc." to reflect its new focus and new directors will be appointed resulting in a strong, experienced management team.

The management believes that the proposed acquisition will provide the best opportunity for increasing Shareholder value and recommends that Shareholders vote in favour of the matters set out in the Notice of Meeting.

Whether or not you plan to attend the meeting, please complete, date, sign and return your proxy as soon as possible so that your shares will be represented. You may, of course, attend the meeting and vote in person, even if you have previously returned the proxy.

We look forward to seeing you at the extraordinary general meeting.

Yours truly,

Consolidated Ouro Brasil.

(signed) "Aris Morfopoulos"

Aris Morfopoulos
Chief Financial Officer

**Computershare**

510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

July 3, 2002

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Consolidated Ouro Brasil Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | | |
|---|---|---|---|
| 1. | Meeting Type | : | Extraordinary |
| 2. | Security Description of Voting Issue | : | Common |
| 3. | CUSIP Number | : | 209721109 |
| 4. | Record Date | : | July 11, 2002 |
| 5. | Meeting Date | : | August 16, 2002 |
| 6. | Meeting Location | : | Vancouver, BC |

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
A/Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

Computershare

**Computershare Trust Company of Canada**
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

May 23, 2002

**AMENDED**

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Registrar of Securities, Government of the Yukon Territory
TSX Venture Exchange

Dear Sirs:

Subject: CONSOLIDATED OURO BRASIL LTD.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | | |
|---|---|---|---|
| 1. | Meeting Type | : | Extraordinary General |
| 2. | Security Description of Voting Issue | : | Common |
| 3. | CUSIP Number | : | 209 721 109 |
| 4. | Record Date | : | May 15, 2002 |
| 5. | **Meeting Date** | : | **CANCELLED** |
| 6. | Meeting Location | : | Vancouver, BC |

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

*"Anita Dayal"*
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3649

# DuMOULIN BLACK

**BARRISTERS & SOLICITORS**

W. DAVID BLACK GEORGE R. BRAZIER
SARGENT H. BERNER BRIAN C. IRWIN
KENNETH W. BALL CHERI L. PEDERSEN
COREY M. DEAN KENNETH L.H. EMBREE
C. BRUCE SCOTT MARY P. COLLYER
STEPHEN TONG JANICE E. CONWAY
PATRICIA D. SANDBERG CHRISTINE E. COLEMAN
JEROME D. ZISKROUT
*associate counsel*

10TH FLOOR, 595 HOWE STREET
VANCOUVER, CANADA
V6C 2T5

**TELEPHONE No. (604) 687-1224**

TELECOPIER No. (604) 687-8772

FILE NO. 363101
DIRECT LINE (604) 602-6808
EMAIL psandberg@dumoulinblack.com


April 19, 2002

Computershare Trust Company of Canada
510 Burrard Street 4th Floor
Vancouver BC V6C 3B9

Dear Sirs:

**Re: Consolidated Ouro Brasil Ltd. (the "Company")**
**<u>2002 Extraordinary General Meeting</u>**

We confirm our understanding that the extraordinary general meeting of the Company has been scheduled as follows:

| | |
|---|---|
| Record Date: | May 15, 2002 |
| Mailing Date: | May 17, 2002 |
| Meeting Date: | June 20, 2002 |
| Meeting Time: | 10:00 a.m. |
| Meeting Place: | Vancouver, BC |

Please proceed with National Policy No. 41 requirements and provide us with your affidavit of mailing prior to the meeting in order that it may be available for presentation.

Yours truly,

DuMOULIN BLACK

"***Patricia Sandberg***"

Per: Patricia Sandberg
PDS /slm
c.c. Consolidated Ouro Brasil Ltd. Attention: Wayne Livingstone (by fax)
c.c. Aurora Platinum Corp. Attention: Thomas Beattie (by fax)
c.c. Holmes & King Attention: Terry King (by fax)
c.c. British Columbia Securities Commission (by SEDAR)
c.c. Alberta Securities Commission (by SEDAR)
c.c. TSX Venture Exchange (by SEDAR)
c.c. Smythe Ratcliffe(by fax)
c.c. Deloitte & Touche (by fax)

CMD\363101\EGM\0013

# SCHEDULE "A"
# SUPERIOR DIAMONDS INC.
# (the "Company")

## Volume III

**SCHEDULE "A"**
**SUPERIOR DIAMONDS INC**
**(the "Company")**

## 1. Material Change Reports

| | | |
|---|---|---|
| i. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 118(1) of the Securities Act (Alberta) | September 5, 2003 |
| ii. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 118(1) of the Securities Act (Alberta) | June 2, 2003 |
| iii. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 118(1) of the Securities Act (Alberta) | December 31, 2002 |
| iv. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta) | November 21, 2002 |
| v. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta) | November 21, 2002 |
| vi. | Material Change Report Under Section 85(1) of the Act | November 20, 2002 |
| vii. | Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta) | August 29, 2002 |
| viii. | Material Change Report Under Section 85(1) of the Act | April 3, 2002 |
| ix. | Material Change Report Under Section 85(1) of the Act | April 3, 2002 |

## 2. News Releases

| | | |
|---|---|---|
| i. | Special General Meeting | September 19, 2003 |
| ii. | Superior Diamonds and Canabrava Diamond Announce Arrangement Agreement | September 11, 2003 |
| iii. | Canabrava Diamond Appoints New Interim President | September 5, 2003 |
| iv. | Extension of Term and Repricing of Warrants Approved | August 18, 2003 |
| v. | Summer Exploration Program Commences AEM Diamond Project – Ontario | June 12, 2003 |
| vi. | *Superior Diamonds and Canabrava Diamond Announce* Acquisition Discussions | June 2, 2003 |
| vii. | Annual General Meeting | March 19, 2003 |
| viii. | Major Staking Program Completed to Cover Airborne Magnetic Targets, Northern Ontario Diamond Project | March 5, 2003 |
| ix. | Superior Closes a $500,000 Financing | December 31, 2002 |
| x. | Superior Diamonds Reduces Unit Price of Proposed $1 Million Financing | December 20, 2002 |
| xi. | Superior Diamonds Proposes a $1 Million Financing | November 21, 2002 |
| xii. | Annual General Meeting | October 18, 2002 |
| xiii. | Summer Sampling Program Confirms Presence of Kimberlites Targets | September 19, 2002 |
| xiv. | Aurora Platinum Acquires Controlling Interest in Consolidated Ouro Brasil in Exchange for Kimberlite Assets | August 29, 2002 |
| xv. | Announcement of a Proposed Private Placement | November 20, 2001 |

## 3. Financial Statements and Annual Information Form

| | | |
|---|---|---|
| i. | Computershare Report Confirmation Letter | June 30, 2003 |
| ii. | Form 51-901 F – Schedule A | June 30, 2003 |
| iii. | Form 51-901 F – Schedule B&C | June 30, 2003 |
| iv. | Second Quarter Report | June 30, 2003 |
| v. | Computershare Report Confirmation Letter | March 31, 2003 |
| vi. | First Quarter Report | March 31, 2003 |
| vii. | Form 51-901 F – Schedule A | March 31, 2003 |
| viii. | Form 51-901 F – Schedule B&C | March 31, 2003 |
| ix. | Annual Information Form | December 31, 2002 |
| x. | Form 51-901 F – Schedule A | December 31, 2002 |
| xi. | Form 51-901 F – Schedule B&C | December 31, 2002 |
| xii. | Computershare Report Confirmation Letter | September 30, 2002 |
| xiii. | Form 51-901 F – Schedule A | September 30, 2002 |
| xiv. | Form 51-901 F – Schedule B&C | September 30, 2002 |
| xv. | Annual Information Form | May 31, 2002 |
| xvi. | Computershare Report Confirmation Letter | May 31, 2002/2001 |
| xvii. | Form 51-901 F – Schedule A | May 31, 2002 |
| xviii. | Form 51-901 F – Schedule B & C | May 31, 2002 |
| xix. | BCSC Form 51-901F: Quarterly and Year End Report | February 28, 2002 |
| xx. | Schedules B & C | |
| xxi. | BCSC Form 51-901F: Quarterly and Year End Report Schedule A | February 28, 2002 |
| xxii. | BCSC Form 51-901F: Quarterly and Year End Report Schedule A | February 28, 2002 |
| xxiii. | Consolidated Ouro Brasil Letter confirming quarterly filing and mailouts | February 28, 2002 |
| xxiv. | BCSC Form 51-901F: Quarterly and Year End Report Schedule A | November 30, 2001 |
| xxv. | BCSC Form 51-901F: Quarterly and Year End Report Schedules B & C | November 30, 2001 |
| xxvi. | BCSC Form 51-901F: Quarterly and Year End Report Schedules A, B & C | August 31, 2001 |
| xxvii. | BCSC Form 51-901F: Quarterly and Year End Report Schedules A, B & C | August 31, 2001 |
| xxviii. | Consolidated Ouro Brasil Letter confirming quarterly filing and mailouts | August 31, 2001 |
| xxix. | Annual Information Form | May 31, 2001 |
| xxx. | BCSC Form 51-901F: Quarterly and Year End Report | May 31, 2001 |
| xxxi. | Computershare Report Confirmation Letter | May 31, 2001/2000 |
| xxxii. | Annual Report | 2002 |
| xxxiii. | Annual Return Card Form x2 | template |
| xxxiv. | Beneficial Shareholder Request for Interim Financial Statements | template |
| xxxv. | Consolidated Ouro Brasil Supplemental Mailing List Return Card | 2001 |

## 4. Annual General Meeting Material

| | | |
|---|---|---|
| i. | Notice of Annual General Meeting of Shareholders | June 4, 2003 |
| ii. | Proxy Solicited by Management of the Company for the Annual Meeting of Shareholders | June 4, 2003 |
| iii. | Computershare Annual General Meeting Confirmation of Mailing Letter | April 25, 2003 |
| iv. | Computershare Annual General Meeting Advisement Letter | March 20, 2003 |
| v. | Superior Diamonds Annual General Meeting Letter of Advisement to the BC, Alberta, & Yukon Securities | March 19, 2003 |

| | | |
|---|---|---|
| vi. | Notice of Annual General Meeting of Shareholders | December 20, 2002 |
| vii. | Proxy Solicited by Management of the Company for the Annual General Meeting of Shareholders | December 20, 2002 |
| viii. | Computershare Annual General Meeting Confirmation of Mailing Letter | November 26, 2002 |
| ix. | Management Information Circular | November 15, 2002 |
| x. | Computershare Annual General Meeting Advisement Letter | October 21, 2002 |
| xi. | Superior Diamonds Annual General Meeting Letter of Advisement to the BC, Alberta, & Yukon Securities Commission | October 18, 2002 |
| xii. | Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges | July 3, 2002 |
| xiii. | Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges | May 23, 2002 |
| xiv. | Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges | April 22, 2002 |
| xv. | Information Circular | November 22, 2001 |
| xvi. | Notice of Annual General Meeting | November 22, 2001 |
| xvii. | Notice of Annual General Meeting materials | November 22, 2001 |
| xviii. | Proxy for the Annual General Meeting | November 22, 2001 |
| xix. | Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges | September 21, 2001 |

**5. Special Meeting Material**

| | | |
|---|---|---|
| i. | Information Circular for Special Meeting | October 24, 2003 |
| ii. | Computershare Annual General Meeting Confirmation of Mailing Letter | October 24, 2003 |
| iii. | Notice of Special Meeting of Shareholders | October 17, 2003 |
| iv. | Special Meting of Shareholders Proxy | October 17, 2003 |
| v. | Computershare Special General Meeting Advisement Letter to All Applicable Commissions & Exchanges | September 24, 2003 |
| vi. | Superior Diamonds Inc. Advises Security Commissions & Stock Exchanges of a Special General Meeting of Shareholders | September 18, 2003 |
| vii. | Information Circular for Special Meeting | August 16, 2002 |
| viii. | Notice of Special Meeting of Shareholders | August 16, 2002 |
| ix. | Special Meeting of Shareholders Proxy | August 16, 2002 |
| x. | Consolidated Ouro Brasil Invites Shareholders to the Company's Extraordinary General Shareholders Meeting | July 10, 2002 |
| xi. | Computershare Letter Advising of the Extraordinary Meeting of Shareholders | July 3, 2002 |
| xii. | Computershare Letter Advising of Cancellation of the Extraordinary General Meeting of Shareholders | May 23, 2002 |
| xiii. | DuMoulin Black Letter re: 2002 Extraordinary General Meeting | April 19, 2002 |

**6. Filings with the TSXV and/or BC Securities Commission (not already listed)**

| | | |
|---|---|---|
| i. | Securities Act: Report of Exempt Distribution | May 15, 2003 |
| ii. | Certificate of Author – LDS Winter | January 31, 2003 |
| iii. | Consent of Author – LDS Winter | January 31, 2003 |
| iv. | Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities | January 3, 2003 |
| v. | Securities Act: Report of Exempt Distribution | January 3, 2003 |
| vi. | TSX Venture Exchange Letter re: Brokered Private Placement | December 31, 2002 |
| vii. | TSX Venture Exchange Letter re: Private Placement | December 23, 2002 |
| viii. | Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities | October 23, 2002 |
| ix. | Technical Report | October 18, 2002 |

| | | |
|---|---|---|
| x. | Notice of Completion of RTO and Change in Year End Date | October 4, 2002 |
| xi. | Securities Act: Report of Exempt Distribution | September 13, 2002 |
| xii. | Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities | September 9, 2002 |
| xiii. | Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities | September 5, 2002 |
| xiv. | Securities Act: Report of Exempt Distribution | September 5, 2002 |
| xv. | Securities Act: Report of Exempt Distribution | September 5, 2002 |
| xvi. | TSX Venture Exchange Bulletin re: Reverse Takeover Completed | August 31, 2002 |
| xvii. | Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103 | August 29, 2002 |
| xviii. | TSX Venture Exchange Letter re: Company Submission | August 29, 2002 |
| xix. | TSX Venture Email re: Acceptance of the closing of the RTO & Private Placement | August 26, 2002 |
| xx. | Notice Pursuant to Section 3.1(2) of Multilateral Instrument 45-102 ("MI 45-102") | July 19, 2002 |
| xxi. | Technical Report | July 15, 2002 |
| xxii. | DuMoulin Black Letter of Resignation and Appointment of Auditor | June 19, 2002 |
| xxiii. | Consent of Filing of *Geological Report on the Aurora Platinum Corp. AEM Diamond Exploration Project Northwestern Ontario, Canada* – LDS Winter | May 31, 2002 Circular Date |
| xxiv. | Deloitte & Touche Letter of Approval of the Proposed Change of Auditor | May 21, 2002 |
| xxv. | Smythe Ratcliffe Letter of Approval of the Proposed Change of Auditor | May 21, 2002 |
| xxvi. | Notice of Change of Auditor | May 13, 2002 |

## BCF 45-902F (Formerly Form 20)

## Securities Act
## REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   **Superior Diamonds Inc.**
   Suite 1650-701 West Georgia Street
   Vancouver, British Columbia
   V7Y 1C6
   Telephone: (604) 806 0667

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which is it reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Incentive stock options to purchase 100,000 common shares in the capital of the Issuer. The options are exercisable on or before May 12, 2008 at the price of $0.20 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

| Full name of purchaser and municipality and jurisdiction of residence | Number of securities purchased | Date of distribution | Price per security/total purchase price (Canadian $) | Exemption relied on | Length of any restricted or seasoning period |
|---|---|---|---|---|---|
| John M. Plewes<br>Rancho Santa Fe, California, USA | 100,000 | May 13, 2003 | $0.20 | BC Instrument 45-507 | N/A |
| | | | | | |

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

| Full name and residential address of purchaser | Telephone number and e-mail address of purchaser | Type of security and number purchased | Exemption relied on |
|---|---|---|---|
| | | | |

03 OCT 31 AM 7:21

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   Nil. Incentive stock options for an aggregate 100,000 common shares of the Issuer granted to one optionee which options expire on May 12, 2008 at a purchase price of $0.20 per share, none of which have been exercised to date.

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

| Name and address of person being compensated | Compensation paid (number and type of security and/or cash amount (Canadian $)) | Price per share (Canadian $) |
|---|---|---|
| N/A | N/A | N/A |

The undersigned hereby certified that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 15th day of May, 2003

**SUPERIOR DIAMONDS INC.**

Name of issuer (please print)

Signature of authorized signatory

Thomas W. Beattie, Director
Name and office of authorized signatory
(please print)

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

## SCHEDULE

| Full name and residential address of purchaser | Telephone number and e-mail address of purchaser | Type of security and number purchased | Exemption relied on |
|---|---|---|---|
| John M. Plewes<br>Rancho Santa Fe, CA | Tel: (858) 756 8136<br>Email: N/A | 100,000 | BC Instrument<br>45-507 |
| | | | |

**INSTRUCTION:**

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

**L.D.S. Winter**

**1849 Oriole Drive, Sudbury, ON P3E 2W5**
**(705) 524-4106**
**(705) 524-6368 (fax)**
**email: swinter@vianet.ca**

## CERTIFICATE OF AUTHOR

I, Lionel Donald Stewart Winter, P. Geo. do hereby certify that:

1. I am currently an independent consulting geologist.
2. I graduated with a degree in Mining Engineering (B.A.Sc.) from the University of Toronto in 1957. In addition, I have obtained a Master of Science (Applied) (M.Sc. App.) from McGill University, Montreal, Que.
3. I am a life member of the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Registered Geoscientist in Ontario and a Registered Geoscientist in British Columbia (P. Geo.).
4. I have worked as a geologist for a total of 45 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of the technical report titled "Technical Report on the AEM Diamond Exploration Project, Northwestern Ontario, Canada" and dated September 28, 2002 (the "Technical Report"). I visited the Project Area on October 12, 2000 -for one (1) day.
7. I have not had prior involvement with the project that is the subject of the Technical Report.

8. I am not aware of any material fact or material change as of December 31, 2002 with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st Day of January, 2003

*Signed L D S Winter*

________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter, P. Geo.

**L.D.S. Winter**

**1849 Oriole Drive, Sudbury, ON P3E 2W5**

**(705) 524-4106**
**(705) 524-6368 (fax)**
**email: swinter@vianet.ca**

## CONSENT OF AUTHOR

**TO: TSX Venture Exchange**
**Alberta Securities Commission**
**British Columbia Securities Commission**

I, Lionel Donald Stewart Winter, P. Geol., do hereby consent to the filing with the regulatory authorities referred to above, the technical report titled "Technical Report on the AEM Diamond Exploration Project, Northwestern Ontario, Canada" and dated September 28, 2002 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of Superior Diamonds Inc. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Superior Diamonds Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated this 31st Day of January, 2003

*Signed L D S Winter*

______________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter, P. Geo.

## FORM 45-102F2

## Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Superior Diamonds Inc.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 31, 2002 of 428,570 flow-through units and 1,000,003 non flow-through units (collectively the "**Securities**") at $0.35 per Unit of **Superior Diamonds Inc.**, **Superior Diamonds Inc.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia, this 3rd day of January, 2003.

**SUPERIOR DIAMONDS INC.**

By: *"Thomas W. Beattie"*
Thomas W. Beattie, Director

**INSTRUCTIONS**

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

**BCF 45-902F (Formerly Form 20)**

**Securities Act**

**REPORT OF EXEMPT DISTRIBUTION**

1. State the full name, address and telephone number of the issuer of the security distributed.

   **Superior Diamonds Inc.**
   P.O. Box 54060 Pacific Centre
   Suite 1515 – 700 West Pender Street
   Vancouver, B.C.
   V6C 3P4
   Telephone: (604) 806 0667

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which is it reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   428,570 flow-through units, each such unit consisting of one flow-through share and one half of one non flow-through warrant. 1,000,003 non flow-through units, each such unit consisting of one non flow-through share and one half of one non flow-through warrant. The warrants are exercisable for a period of one year (expiring December 31, 2003) at a price of $0.60 per warrant exercised.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

| Full name of purchaser and municipality and jurisdiction of residence | Number of securities purchased | Date of distribution | Price per security/total purchase price (Canadian $) | Exemption relied on | Length of any restricted or seasoning period |
|---|---|---|---|---|---|
| Thomas W. Beattie<br>West Vancouver, B.C. | 86,000 Flow-Through Units | December 31, 2002 | $0.35 per unit | Section 5.1(2) of Multilateral Instrument 45-103 | 4 months |
| David Lyall<br>Vancouver, B.C. | 342,570 Flow-Through Units | December 31, 2002 | $0.35 per unit | Section 5.1(2) of Multilateral Instrument 45-103 | 4 months |

| Full name of purchaser and municipality and jurisdiction of residence | Number of securities purchased | Date of distribution | Price per security/total purchase price (Canadian $) | Exemption relied on | Length of any restricted or seasoning period |
|---|---|---|---|---|---|
| Haywood Securities Inc. Vancouver, B.C. | 285,715 Non Flow-Through Units | December 31, 2002 | $0.35 per unit | Section 5.1(2) of Multilateral Instrument 45-103 | 4 months |
| Strand Management Corp. Vancouver, B.C. | 142,858 Non Flow-Through Units | December 31, 2002 | $0.35 per unit | Section 5.1(2) of Multilateral Instrument 45-103 | 4 months |
| Aurora Platinum Corp. Vancouver, BC | 571,430 Non Flow-Through Units | December 31, 2002 | $0.35 per unit | Section 5.1(2) of Multilateral Instrument 45-103 | 4 months |

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

| Full name and residential address of purchaser | Telephone number and e-mail address of purchaser | Type of security and number purchased | Exemption relied on |
|---|---|---|---|
| See schedule attached hereto | | | |

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$500,000.55.

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

| Name and address of person being compensated | Compensation paid (number and type of security and/or cash amount (Canadian $)) | Price per share (Canadian $) |
|---|---|---|
| Haywood Securities Inc.<br>400 Burrard Street Suite 2000<br>Vancouver BC V6C 3A6 | 142,857 agents warrants<br><br>7.5% cash commission. (An aggregate of $42,025.04 was paid for services and expenses in respect of all purchasers)<br><br>s.74 (2) 23 Securities Act (British Columbia) | $0.40 |

The undersigned hereby certified that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 3rd day of January, 2003.

**SUPERIOR DIAMONDS INC.**
Name of issuer (please print)

Signature of authorized signatory

Thomas W. Beattie, Director
Name and office of authorized signatory
(please print)

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

# SCHEDULE

| Full name and residential address of purchaser | Telephone number and e-mail address of purchaser | Type of security and number purchased | Exemption relied on |
|---|---|---|---|
| Thomas W. Beattie<br>5381 Monte Bre Court<br>West Vancouver, B.C.<br>V7W 3B2 | Phone: (604) 921-6611<br>Email: tbeattie@swgold.com | 86,000 Flow-Through Units | Section 5.1(2) of Multilateral Instrument 45-103 |
| David Lyall<br>2662 Marine Crescent<br>Vancouver, B.C.<br>V6C 3A6 | Phone: (604)697-7409<br>Email: dlyall@haywood.com | 342,570 Flow-Through Units | Section 5.1(2) of Multilateral Instrument 45-103 |
| Haywood Securities Inc.<br>2000-400 Burrard Street<br>Vancouver, B.C.<br>V6C 3A6 | Phone: (604) 697-7108<br>Email: cdunlap@haywood.com | 285,715 Non Flow-Through Units | Section 5.1(2) of Multilateral Instrument 45-103 |
| Strand Management Corp.<br>650 W. Georgia Street Suite 2160<br>Vancouver, B.C.<br>V6B 4N7 | Phone: (604)687-1919<br>Email: N/A | 142,858 Non Flow-Through Units | Section 5.1(2) of Multilateral Instrument 45-103 |
| Aurora Platinum Corp.<br>Suite 1650 - 701 West Georgia Street<br>Vancouver, BC<br>V7Y, 1C6 | Phone: (604) 669-2525<br>Email: tbeattie@swgold.com | 571,430 Non Flow-Through Units | Section 5.1(2) of Multilateral Instrument 45-103 |

**INSTRUCTION:**

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

TSX venture EXCHANGE

December 31, 2002

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe St.
Vancouver, BC
V6C 2T5

**Attention: Corey Dean**

Dear Sirs\Mesdames:

**Re: SUPERIOR DIAMONDS INC. ("SDX")**
**Private Placement-Brokered – Submission #80271**

This is to confirm that the TSX Venture Exchange has accepted for filing documentation with respect to a Brokered Private Placement announced November 21, 2002 and December 20, 2002:

| | |
|---|---|
| Number of Shares: | 1,428,573 shares (of which 428,570 are flow-through) |
| Purchase Price: | $0.35 per share |
| Warrants: | 714,286 share purchase warrants to purchase 714,286 shares |
| Warrant Exercise Price: | $0.60 for a one year period |
| Number of Placees: | 5 placees |

Insider / Pro Group Participation:

| **Name** | **Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]** | **# of Shares** |
|---|---|---|
| Thomas Beattie | Y | 86,000 FT |
| David Lyall | P. | 342,570 FT |
| Haywood Securities Inc. | Y | 285,714 |
| Aurora Platinum Corp. | Y | 571,430 |

Agent: Haywood Securities Inc.

DuMoulin Black
December 31, 2002
Page two

Commission: The Agent will receive a commission of 7.5% of the gross proceeds raised and up to 142,857 Agent's warrants to purchase 142,857 shares at a price of $0.40 per share for a period of one year.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502 / EMAIL: sean.joe@tsxventure.com.

Yours truly,

Sean Joe
Analyst
Corporate Finance

SJ\nl

cc: Superior Diamonds Inc.

File: ::ODMA\PCDOCS\DOCP\1051718\1

TSX Venture Exchange

December 31, 2002

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe St.
Vancouver, BC
V6C 2T5

**Attention: Corey M. Dean**

Dear Sirs\Mesdames:

**Re: CANABRAVA DIAMOND CORPORATION ("CNB")**
**Private Placement-Brokered – Submission #80272**

This is to confirm that the TSX Venture Exchange has accepted for filing documentation with respect to a Brokered Private Placement announced November 21, 2002:

| | |
|---|---|
| Number of Shares: | 2,782,222 shares |
| Purchase Price: | $0.18 per share |
| Warrants: | 1,391,111 share purchase warrants to purchase 1,391,111 shares |
| Warrant Exercise Price: | $0.30 for a one year period |
| Number of Placees: | 10 placees |

Insider / Pro Group Participation:

| **Name** | **Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]** | **# of Shares** |
|---|---|---|
| Stephen Meyer | P | 85,000 |
| David Lyall | P | 587,220 |
| Haywood Securities Inc. | P | 555,556 |
| John Tognetti | P | 277,778 |
| Bernard Leroux | P | 277,778 |

Suite 2700, P.O. Box 11633, 650 West Georgia Street, Vancouver, BC Canada V6B 4N9
TEL (604) 689-3334 FAX (604) 688-5041 www.tsx.ca

| | |
|---|---|
| Agent: | Haywood Securities Inc. |
| Agent's Fee: | 7.5% of the gross proceeds |
| Commission: | 278,222 Agent's Warrants exercisable at $0.21 per share for a one year period. |

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

Colleen Chambers /nl

Colleen Chambers
Analyst
Corporate Finance

CC\nl

cc: Canabrava Diamond Corporation

File: ::ODMA\PCDOCS\DOCP\1051727\1

December 23, 2002

TSX Venture Exchange

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe St.
Vancouver, BC
V6C 2T5

**Attention: Patricia Sandberg**

Dear Sir\Madame:

**Re: Superior Diamonds Inc. (the "Company") – Submission #80271**
**Private Placement. Tier 2 Company. Your File No. 3631-01**

Further to the Company's news releases dated November 21, 2002 and December 20, 2002, and your notice letter dated December 20, 2002, this is to advise that the Company's proposed private placement of 2,857,142 flow-through shares at a price of $0.35 per share with 1,428,571 warrants attached to purchase 1,428,571 shares at a price of $0.60 per share for a one year period is conditionally acceptable to the TSX Venture Exchange (the "Exchange").

Please confirm the amounts subscribed by Aurora Platinum Corp. as shareholder approval may be required if the private placement results in a new Control Person being created, or if any one shareholder obtains more than 50% of the company's stock.

Haywood Securities Inc. will receive a commission of 7.5% of the gross proceeds raised and up to 285,714 Agent's warrants to purchase 285,714 shares at a price of $0.40 per share for a period of one year.

Please note the requirements of Policy 4.1, specifically:

- Final acceptance of the private placement is subject to the filing, within 45 days from the date of the Notice, of the documentation and remaining fees required. Please identify in the filing the specific statutory exemption(s) relied on for the issuance. It is the responsibility of the Company to determine the availability of the Securities Act exemption(s) used and to meet all the legal requirements of the exemption(s).

- The Exchange, in its discretion, may refuse to provide Final Acceptance in regard to the subscription of one or more subscribers.

- The Exchange reserves the right to review the price of the private placement at the time the documentation is filed if a material change in the affairs of the Company is announced during the filing period.

- Upon closing, a press release must be issued by the Company, including the expiry dates of the hold period(s) for both the securities issued in the private placement, as well as any securities issued as bonuses, finders' fees or commissions in connection with the private placement.

The Exchange does not require a Filing Statement.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502 / EMAIL: sean.joe@tsxventure.com.

Yours truly,

Sean Joe
Analyst
Corporate Finance

SJ\nl

cc: Superior Diamonds Inc.

File: ::ODMA\PCDOCS\DOCP\104921\6\1

## FORM 45-102F2

**Certificate under Subsection 2.7(2) or (3) of**
**Multilateral Instrument 45-102 Resale of Securities**

1. **Superior Diamonds Inc.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 29, 2002 of 3,000,000 common shares of **Superior Diamonds Inc.**, **Superior Diamonds Inc.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia, this 23rd day of October, 2002.

**SUPERIOR DIAMONDS INC.**

By: *"Susy Horna"*
Susy Horna, Corporate Secretary

**INSTRUCTIONS**

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

TECHNICAL REPORT
ON THE

# AEM DIAMOND EXPLORATION PROJECT NORTHWESTERN ONTARIO, CANADA

FOR
SUPERIOR DIAMONDS INC.



L.D.S. Winter, P. Geo.
September 28, 2002

**TABLE OF CONTENTS**

## 1. SUMMARY (ITEM 3)

The Superior Diamonds Inc. Northwestern Ontario Project covers approximately 33,000 $km^2$ over three separate areas (A, B and C) in northwestern Ontario. This area of the Superior Province is considered to be underlain by Archean age volcanic island arcs, older microcontinents, accretionary wedges and marginal plutonic arcs which were forged into a late Archean supercontinent by thrusting, crustal thickening, plutonism and strike-slip faulting. Subsequently it was subjected to post-Archean arching and rifting, however, it has not experienced significant post-Archean heating, except around the cratonic margins near Proterozoic intrusions. As a result, this area has retained its cool mantle root, a necessary condition for an area to produce diamond-bearing kimberlites.

In addition to a cool mantle root there are two other necessary conditions for the formation of a kimberlite of economic interest. The kimberlite magma must have been generated within or below the cool mantle root so that it could pass through the diamond-bearing zone and thereby pick up and transport diamond-bearing mantle xenoliths (fragments) to the upper parts of the earth's crust. Deep penetrating structures are required to provide the channelways for the kimberlitic magmas.

Exploration for diamonds consists of initially locating kimberlites that may be diamond-bearing. These typically are not exposed at surface due to their recessive weathering nature so they must be identified by indirect techniques. The usual techniques are airborne magnetic surveys and stream sediment and basal till sampling for kimberlite indicator minerals (KIM).

Aurora Platinum Corp. (Aurora) was aware that Inco Limited (Inco) had flown this area in the 1970's with their own proprietary airborne electromagnetic-magnetic (AEM) system for the purpose of locating nickel-copper deposits and that the information was available to other parties on a joint venture basis. Consequently, Aurora approached Inco for the purpose of acquiring the information and subsequently entered into two agreements dated December 18, 2000 and April 1, 2002 (the Inco Agreements). In turn, Superior Diamonds Inc. (Superior) acquired the 16 claim groups staked by Aurora and access to the interpretation of the Inco data.

An independent consulting geophysicist has evaluated the magnetic data contained in the Inco AEM survey. All of the data for the three areas, A, B and C, (Area of Interest, Figures 1 and 2) have been reviewed. In Area A over 30 anomalies were identified by Aurora and from these 16 high priority targets were selected and staked. Each anomaly was covered by one claim of 16 units for a total of 256 units covering 4096 ha. Ten of the 16 anomalies lie on or adjacent to major regional fault structures. Alluvial and till sampling by Aurora and Superior have identified KIM associated with ten targets / claim groups: RL-05, -06, -08, -10, -11, -12, -16, -21, -23 and -26.

The 2002 summer field program by Superior consisted of sampling for heavy minerals adjacent to 10 targets in Area B and 12 targets in Area C as well as the earlier identified targets in Area A.

Fifteen regional surveys were conducted in Area A, three in Area B, and one in Area C. Positive KIM sampling results have been obtained down-ice from two targets in the regional

km to the east-northeast of Lansdowne House and during the 2001 field season were exploring for kimberlites in the area adjacent to the Lansdowne House property of Aurora. During the week of March 10, 2002 DeBeers commenced a helicopter supported drill program on 10 targets in the Highbank Lake area which is approximately 60 km east of Area A (Figures 1 and 2) and within the Stull-Wunnummin Fault Zone. In addition, this area of the Superior Province of the Canadian Shield is an ancient part of the earth's crust and exhibits characteristics such that it should be favourable for the localization of kimberlite-hosted diamond deposits.

Within Area A Aurora identified, through the evaluation of the Inco AEM Data by an independent geophysicist, 35 targets that were considered to have the potential to be kimberlites. Sixteen of these targets were staked in October 2001.

The Aurora directors decided that Aurora should concentrate on its core business of exploring for Ni-Cu-PGM deposits in Canada and as a result, Aurora entered into an agreement with Consolidated Ouro Brasil Ltd. whereby Ouro Brasil purchased the 16 claim groups and access to the Inco AEM Data (the Kimberlite Assets). Subsequent to the agreement with Aurora, Consolidated Ouro Brasil Ltd. changed its name to Superior Diamonds Inc.

Commencing in early June 2002, Superior Diamonds Inc. has been carrying out a regional diamond exploration program in the Areas of Interest (Areas A, B and C, Figures 1 and 2) under the supervision of Mr. T.F. Morris, P.Geo. This program has consisted of sampling glacial and glacio-lacustrine deposits for heavy minerals-KIM down-ice from magnetic targets (potential kimberlites) and on a regional basis. In addition geochemical sampling was also undertaken.

The writer was requested by Superior Diamonds Inc. to prepare a technical report on the diamond exploration program being carried out in northwestern Ontario in Area A (Rowlandson Lake), Area B (Stull Lake/Big Trout Lake/Swan Lake), and Area C (Muskrat Dam).

Information used in the preparation of the technical report has been acquired from various sources, which are listed below. The specific references are listed in "References" with individual sources being noted in the text of the report at the relevant point.

- Ontario Ministry of Northern Development and Mines, assessment files
- Published information and reports of the Ontario Geological Survey
- Company annual reports
- Trade paper and magazine articles
- Scientific publications
- Information provided by Superior Diamonds Inc. relative to:
    - results of processed magnetic data
    - regional geological and structural studies
    - results of field sampling
    - results of sample processing by Overburden Drilling Management Ltd., Kanata, Ontario
    - mineral probe results from the Ontario Ministry of Northern Development and Mines Laboratory, Sudbury, Ontario.

(2) The holder of a mining claim does not have any right, title or claim to the surface rights of the claim other than the right to enter upon, use and occupy such part or parts thereof as are necessary for the purpose of prospecting and the efficient exploration, development and operation of the mines, minerals and mining rights therein.

**TABLE 1 : SUPERIOR DIAMONDS INC.**
**DIAMOND PROJECT CLAIMS, NORTHWESTERN ONTARIO**

| Target | Claim | Units | Area (ha) | Recording Date |
|---|---|---|---|---|
| RL-01 | 1203091 | 16 | 256 | October 29, 2001 |
| RL-04 | 1203086 | 16 | 256 | October 29, 2001 |
| RL-05 | 1203080 | 16 | 256 | October 29, 2001 |
| RL-06 | 1203081 | 16 | 256 | October 29, 2001 |
| RL-07 | 1203076 | 16 | 256 | October 29, 2001 |
| RL-08 | 1203077 | 16 | 256 | October 29, 2001 |
| RL-13 | 1203078 | 16 | 256 | October 29, 2001 |
| RL-18 | 1203079 | 16 | 256 | October 29, 2001 |
| RL-19 | 1203082 | 16 | 256 | October 29, 2001 |
| RL-20 | 1203083 | 16 | 256 | October 29, 2001 |
| RL-24 | 1203087 | 16 | 256 | October 29, 2001 |
| RL-26 | 1203084 | 16 | 256 | October 29, 2001 |
| RL-27 | 1203085 | 16 | 256 | October 29, 2001 |
| RL-28 | 1203088 | 16 | 256 | October 29, 2001 |
| RL-29 | 1203090 | 16 | 256 | October 29, 2001 |
| RL-35 | 1203089 | 16 | 256 | October 29, 2001 |
| | 16 claims | 256 units | 4,096 ha | |

The current project includes 16 properties, each covered by one claim of 16 units for a total of 256 units covering 4,096 ha. All claims are in good standing for two years from the date of recording.

### *3.3 THE KIMBERLITE ASSETS*

Aurora is a party to two agreements with Inco, the Inco 2000 Agreement and the Inco 2002 Agreement (collectively, the "Inco Agreements").

Under the Inco 2000 Agreement, Aurora has received from Inco certain airborne electromagnetic and ground follow-up data (the "AEM Data") in two areas in northwestern Ontario, being Area A and Area B (Figure 2). Based on an independent geophysicist's interpretation of the AEM Data in Area A, Aurora staked 16 mineral claims comprising the Kimberlite Property and identified 35 other potential kimberlite targets. The independent geophysicist has analyzed also the AEM Data in Area B. Aurora has the right to use the AEM Data during the five-year Evaluation Period, which commenced on December 19, 2000, subject to termination of that right if Aurora fails to incur expenditures ("Selection Expenditures") for anomaly selection and ground follow-up required under the Inco 2000 Agreement as follows:

provided to Superior by Aurora, only the interpretation of the AEM Data as it discloses Kimberlite Target Information.

The Acquisition Agreement does not give any rights to Superior with respect to any ores or minerals within the Area of Interest other than diamonds. Aurora will retain the rights to other minerals that may be found by Superior in the Area of Interest. In the event Superior acquires interests in any properties, within the Area of Interest, which are found to contain ores or minerals other than diamonds, the rights to such ores or minerals shall be transferred to Aurora without additional consideration.

# 4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 7)

## *4.1 TOPOGRAPHY AND VEGETATION*

The Areas of Interest are located in a region with very low topographic relief. Lakes are shallow, averaging between two metres and 15 metres in depth and for the most part the land surface rises only slightly above lake levels. Much of the land cover is swamp or string bog, limiting overland access except in winter. Outcrop is not abundant, comprising only a few percent of the lakeshore on even the largest lakes while many lakes have no shoreline outcrop at all. Consequently, regional geological interpretations are primarily constrained by airborne geophysics.

The area is generally forested with the main species being jackpine, tamarack, poplar and birch with abundant alders in the low-lying area. From the size of the trees, it is considered that the area is north of the limits for commercial timber.

## *4.2 ACCESS AND INFRASTRUCTURE*

Pickle Lake is on Ontario Highway 599 about six hours by road northwest of Thunder Bay, Ontario. Nakina is about 300 km (four hours) by road northeast of Thunder Bay, Ontario. From either Pickle Lake or Nakina, the project areas can be reached by charter flights. The First Nations communities across the northwest are serviced by Bearskin Airways with scheduled flights; however, most have limited resources to support any fieldwork. At the present time, Pickle Lake is being used as the major service point for all the properties.

A number of temporary bush camps including commercial outpost camps are used to service the various projects. Float equipped aircraft, helicopter and boats are used to access the properties from these camps including the main supply centre of Pickle Lake.

## *4.3 CLIMATE*

The climate is cold temperate with long cold winters and short cool summers. Due to the low relief in the area and the abundant lakes and swamps, the winter months are the best time to carry out ground geophysical work and drilling programs, however, exploration activities are only limited for a few weeks during freeze up in early October and spring break-up in May.

occurs in quartz veins with accessory pyrite, sphalerite, pyrrhotite, chalcopyrite and galena. The average grade of ore milled was 1.13 oz gold/ton and between 1938 and 1942 46,416 tons of ore yielded 52,560 oz gold and 6,127 oz silver (Ferguson et al, 1971).

Large mafic-ultramafic layered sill complexes containing in some cases associated Ni-Cu-PGM mineralization are present at Big Trout Lake, at the Aurora Platinum Corp. Lansdowne House property and at the Fish Trap Lake igneous complex. All of these complexes appear to be associated with the boundary between the Oxford-Stull Lake Terrain and adjacent terrains.

Exploration on these mafic-ultramafic layered sill complexes for their copper-nickel content initially dates from the 1930's when prospectors first encountered this type of mineralization during their search for gold mineralization in the area. During the 1950's a few small junior companies carried out geophysical surveys, prospecting and limited diamond drilling on some of these deposits however, the most systematic work was done during the period 1970 to 1974 when the Canadian Nickel Company (subsidiary of Inco Ltd.) carried out an extensive airborne geophysical survey in the area. It is this survey data that is now being used by Superior in their re-evaluation of the area. At that time, Inco carried out drilling throughout the area on various AEM-magnetic targets, which resulted in the identification of a number of bodies carrying copper-nickel-cobalt and minor platinum and palladium mineralization although tests for these were not usually made. There was some additional activity in the early 1990's for Ni-Cu-PGM mineralization however, due to depressed metal prices this work was only for a short time period.

Throughout this period a major deterrent to exploration in the area was the lack of infrastructure with the result that any deposits that did reach the production stage were usually gold due to the high value of the commodity produced.

### *5.2 DIAMONDS*

In 1984 Monopros Limited, a subsidiary of DeBeers Consolidated Mines Ltd., started a regional stream sediment sampling program west of Attawapiskat, Ontario (Figures 1 and 4). In conjunction with indicator mineral chemistry and geophysics, this work led to the identification of diamondiferous kimberlites in the Attawapiskat River area 90 km west of the village of Attawapiskat (Kong et al, 1999).

To date, DeBeers Canada has discovered in the Attawapiskat River area 18 kimberlites of which 16 are known to be diamondiferous. The mantle-derived mineral suite in the kimberlites includes ilmenites, garnets, chrome diopside and chromite. Two types of kimberlites are present, a macrocrystic hypabyssal kimberlite and a macrocrystic pyroclastic kimberlite present as lapilli tuffs. The ages determined for the kimberlites range from 155 to 180 Ma (Jurassic) and they were emplaced along a north-northwest trend where it crosses the Winisk River Fault Zone. Most work has been concentrated on the Victor pipe, which is a composite body with a surface area of about 18 ha.

A bulk sample of 330 tonnes taken in 1999 from the Victor pipe yielded 107.9 carats of diamonds with a value of US$16,590. This indicates the pipe has a grade of about 32.7 carat per hundred tonnes and the diamonds have an average value of about US$154 per carat. During the June-August 2001 period DeBeers processed a 10,000 tonne bulk sample of the kimberlite.

Regional stream and till sampling by Canabrava Diamond Corporation in northwestern Ontario in 1999 resulted in 204 samples being collected. Preliminary testing (Canabrava Annual Report, 1999) showed abundant KIM-pyrope garnets, ilmenites and chromites, which suggest the presence of a number of kimberlite clusters in the region.

In 2000 Canabrava Diamond Corporation in conjunction with Navigator Exploration Corp. formed the Severn Joint Venture to jointly explore the northwestern part of the Superior Province for diamonds. This joint venture covers approximately 400,000 $km^2$ of the craton extending from the Ontario-Manitoba border in the northwest to the Kapuskasing structural zone in the southeast. The joint venture has been divided into two projects, the Kap and Frontier, each with separate exploration programs and budgets. These programs consist of airborne geophysical surveys followed by the definition of targets considered to be representative of kimberlites that are then staked. Subsequently these targets have been tested for their kimberlite indicator minerals and in some cases drilled (Canabrava, 1999 and 2001).

As an example, three airborne geophysical surveys totaling 46,863 line-km were completed between March and November 2000. Numerous high interest geophysical anomalies were identified for follow-up work. A 1999 reconnaissance alluvial material sampling program indicated over 100 pyrope garnet grains as well as abundant chromite, picroilmenites, chrome diopsides and olivines. Canabrava and Navigator consider that these results provide evidence for the presence of additional kimberlite occurrences in areas to the northwest of the Attawapiskat clusters. As a result of this work Navigator, as operator, drilled one of the airborne targets approximately four km east of the DeBeers Victor pipes. Two holes were completed on this target, both of which were collared in kimberlite and ended in country rock with intercepts of 37.0 and 33.5 metres of kimberlite being obtained. Twelve additional targets were drilled but in none of the holes was kimberlite intersected. A similar type of program was carried out on the Frontier project during the winter of 2001 with several targets being drilled but no kimberlites have been reported.

## 6. REGIONAL GEOLOGY AND STRUCTURE (ITEM 9)

The Superior Province is a large (two million $km^2$) Archean cratonic terrain with rocks ranging in age from 3.5 Ga to less than 2.7 Ga. It has a striped character comprising alternating granite-greenstone, metasedimentary and plutonic-gneissic subprovinces. The Superior Province was constructed by subduction-driven accretionary processes during major, mainly Late Archean orogenic events. Assembly of a variety of lithotectonic elements including volcanic island arcs, older microcontinents, accretionary wedges and marginal plutonic arcs was accomplished by thrusting, crustal thickening and plutonism and by strike-slip faulting. The Superior Province became a stable cratonic area at the end of the Archean, probably as part of a major late Archean supercontinent that has since remained relatively stable (Thurston, 1991; Thurston et al, 1991).

The Regional magnetic and gravity fields reflect, in part, the surface geology but there are also anomalies attributable to deep structures such as variations in depth to the Moho and inhomogeneities in the mantle. Such variations are also shown by refraction and reflection seismic surveys, which reveal that the Superior Province crust is strongly layered and is cut by deeply-penetrating faults, some of which displace the Moho. Heat flow studies show that flow rates are low. Seismic topography experiments reveal that the Superior Province is underlain by a deep, cool, seismically and structurally anisotropic mantle root. Judging from the geochemistry

known structures are considered to have controlled the emplacement of kimberlites (Card et al, 1997).

The Canadian Shield was probably once entirely covered by Phanerozoic sedimentary sequences of shallow marine origin. These rocks, for the most part, were eroded away to expose the shield but their thickest parts are now preserved in several deep basins, the Hudson Bay and Moose River basins in the north and Michigan and Appalachian basins in the south. In the northern basins, the depth to Precambrian basement is about 1,000 metres. These major basins are separated by an orthogonal system of arches including the northeast striking Algonquin, Fraserdale and Cape Henrietta Maria arches and the northwest-striking Frontenac, Saguenay and Hudson Bay arches. These arches are composite, fault-bounded block structures on which repeated movements are recorded in the Phanerozoic record in the form of floods of craton-derived clastic sediments and displacements of stratigraphic units. Fault displacements of 100's or even 1,000's of metres are recorded in some areas. These faults appear to have acted as conduits from the mantle to surface for kimberlite magma (Figure 4).

## 7. PROPERTY GEOLOGY (ITEM 9)

The current properties (claims) consist of 16 one-claim blocks, of 16 units each, covering 16 airborne magnetic anomalies that may represent kimberlites. These claims all lie within or immediately adjacent to Area A (Figure 3). The geology of Area A is shown in Figure 6 and is briefly summarized in the following paragraph. No mapping has been done on any of the 16 claims; therefore the geology of the claim blocks is based on the regional geology.

Area A straddles the Stull-Wunnummin fault zone which is a major northwest trending regional structure consisting of many parallel zones, bifurcations and subsidiary faults. The main rock units along the Stull-Wunnummin fault are metavolcanics and metasediments, which have been down-folded and/or down-faulted adjacent to the fault structure. These units have been intruded by gabbro to ultramafic sill complexes. These units representing the remains of previously extensive greenstone belts are now hosted within a surrounding sea of granitoid intrusives and metamorphic rocks.

Anomaly RL-01 lies at the extreme eastern end of Area A on the contact zone between a greenstone belt and the enclosing granitoid units. It also appears to lie on or adjacent to a branch of the Stull-Wunnummin fault zone.

Anomalies RL-28 and RL-35 are located in the southeastern part of Area A and based on the regional geology lie within the intrusive granitoids. Anomaly RL-35 is located on a subsidiary of the Stull-Wunnummin fault with RL-28 lying immediately to the south.

Anomalies RL-04 and RL-24 lie on the southern branch of the Stull-Wunnummin fault and are adjacent to each other within the intrusive granitoid, close to the contact with the metavolcanics.

Anomalies RL-26 and RL-27 lie within an area of supracrustal rocks consisting of metavolcanics and gabbroic intrusives. There are no interpreted faults in this area, however, the alignment along an easterly trend of the two anomalies suggest they may lie on a fault.

the kimberlite body. Sampling of alluvium in streams and basal glacial till is the most effective way of identifying the down-ice KIM dispersion trains.

Separation of KIM grains in the laboratory is accomplished by magnetic and gravity techniques, following which, individual grains are hand picked and mounted and then probed to determine their mineral chemistry. The chemical compositions of spinels, ilmenites, chrome diopsides and garnets are used to assess the potential of the source body (kimberlite). Positive mineral chemistry in conjunction with geophysical and geological considerations are the basis for drill testing target areas.

As previously indicated DeBeers Canada is evaluating the Victor pipe on the Attawapiskat River about 250 km east-northeast of the southern part of the project area. This pipe is a multiphase kimberlite about 18 ha in surface area and with an indicated grade of 32.7 carat per 100 tonnes. The value of the diamonds is very good at about US$154 per carat. Recently DeBeers Canada Corp. announced that they had chosen AMEC E & C Services Ltd. to carry out a $2-million prefeasibility design study (Can. Mining Journal, 2002).

The Victor pipe is only one of 18 pipes, 16 of which are diamondiferous, reported from the area which is located at the intersection of the northwest-trending regional Kenyon-Winisk River fault and northeast and north-northwest trending faults associated with structural highs. The Kenyon-Winisk River fault extends into the northern part of the project area (Figure 5).

About 100 km to the west of the Victor pipe cluster is the Kyle group of pipes (5 reported) held by Spider Resources Inc.

## 9. MINERALIZATION (ITEM 11)

Superior Diamonds has not discovered any kimberlites in the Area of Interest (Area A, B and C). The exploration work is only in the first phase with magnetic anomalies that may represent kimberlites having been identified. It is considered that diamond drilling is required on all priority magnetic targets to initially determine if kimberlite is present. If this is the case, then additional work will be required to determine if diamonds are present, the value of the diamonds and the grade of the kimberlite.

## 10. EXPLORATION RESULTS AND DRILLING (ITEMS 12 & 13)

The initial analysis of the Inco AEM Data resulted in the identification of 35 magnetic anomalies in Area A of which 16 were selected as high priority targets by the geophysical consultant and Aurora. These targets were usually characterized by a small, more or less circular, magnetic anomaly in plan view and a sharp peak or depression in profile. One example, the RG-04 target is illustrated in Figure 7. When the sites of these anomalies are compared to the regional geology, and in particular the regional structures, 10 of the anomalies appear to lie on or immediately adjacent to regional structures (Figures 3 and 6). At the same time as the staking program was being carried out in October 2001, 58 stream sediment samples were collected within the area shown in Figure 3, generally about and down-ice from the magnetic anomalies. These samples were sent to the Saskatchewan Research Council for processing for KIM. The work confirmed the presence of KIM in the area of the airborne anomalies with pyrope garnets,

No drilling has been carried out on any of the properties to date.

## 11. SAMPLING METHOD AND APPROACH, SAMPLE PREPARATION AND SECURITY AND DATA VERIFICATION (ITEMS 14, 15 & 16)

The field program carried out by Superior during the June – August 2002 period was the first full-scale field program in the area by the company with initial target areas being chosen based on a geological compilation and an evaluation of the Inco data. The field program was essentially of a prospecting/target evaluation nature, designed to quickly determine which of the target areas chosen from the geophysical data had apparent economic potential.

Two types of sampling were carried out during the summer 2002 regional exploration program; sampling for heavy minerals and sampling for geochemical analysis.

Approximately 15 kg of basal till or similar material was collected for processing for its heavy mineral content i.e., KIM. In some cases the raw gravel was shipped while in other cases the sample was collected by passing gravel through a 7-mm steel, square screen with approximately 15 kg of undersize being retained. Each sample was ticketed on site with the ticket number and location recorded on paper and in a computer file. Each sample bag was sealed with a security tag and then two samples were placed in a rice bag and security sealed for shipping. No duplicates of these samples were taken.

Samples were shipped to Pickle Lake on Northstar Air aircraft, transferred to Manitoulin Transport where samples were placed on a pallet, and then shrink-wrapped. The samples were delivered to Overburden Drilling Management Ltd., Kanata, Ontario for processing for KIM, gold grains and base metal mineral grains.

Samples consisting of approximately 200 grams of C-horizon material were collected for geochemical analysis. Field samples were bagged, labeled, security sealed and then a number of samples were placed in a rice bag and security sealed. Samples were shipped as above to ALS Chemex Laboratories, Thunder Bay, Ontario. Approximately every 20 samples a duplicate was taken.

The soil samples are being analyzed for a group of elements including nickel, chromium, copper and titanium as indicators for kimberlites.

Overburden Drilling Management Ltd. is a well-established and recognized laboratory specifically concentrating on the processing of rock and alluvial materials for their heavy mineral content. They have an in-house quality control program that evaluates their processing on an on-going basis.

The ALS Chemex Group is a global laboratory organization that provides services to the mineral exploration and mining Industry. Quality assurance groups in Brisbane and Vancouver continually monitor laboratory performance within the group and the ALS Chemex Group is certified to the internationally recognized standard ISO 9002.

identified high priority magnetic anomalies that may represent kimberlites with some of these anomalies being associated with interpreted regional structures.

The exploration for diamonds being carried out in the area by other companies such as DeBeers Canada, Kennecott Explorations, BHP-Billiton, Navigator Exploration and Canabrava Diamond Corporation further indicates that this part of the Superior Province is considered by the industry to be highly prospective for diamond-bearing kimberlites.

To continue the program of identifying possible kimberlites through airborne magnetic anomalies with follow-up sampling, detailed geophysics and diamond drilling of targets of interest, a two-phase exploration program was recommended in the writer's earlier report (Winter, 2002). Phase I, which is currently being implemented, consists of additional field evaluation of the 16 targets identified to date plus regional KIM sampling in Areas A, B and C to be followed by detailed geophysical surveys over targets of interest. Phase 2 is a recommended program of additional sampling and diamond drilling.

The Inco geophysical survey was flown at a line spacing of approximately 400 metres. Economic kimberlites may have dimensions as small as 150-metre to 200-metre diametre. To better define potential kimberlites for drill testing, detailed, helicopter-borne magnetic and electromagnetic surveys at a 100-metre line spacing are recommended. Using an estimate of $100 per line-km, approximately 50 line-km could be flown about each target to assist in defining the target as well as any associated bodies that may be of interest for drilling.

The program and budget as presented in the writer's earlier report is repeated below.

Phase I

| | | | |
|---|---|---|---|
| 1. | Personnel: (2 month program) | | |
| | Field Project Manager | | $ 17,000 |
| | Field technician | | 9,000 |
| 2. | Meals, accommodation, etc. | | 18,000 |
| 3. | Helicopter support: 20 hr @ $1,000/hr all inclusive | | 20,000 |
| 4. | Rental boats, motors, fuel, etc. | | 3,000 |
| 5. | Detailed geophysical surveys of 16 identified targets @ $5,000/target | | 80,000 |
| 6. | Sample collection and analysis | | 8,500 |
| 7. | Reports, maps, etc. | | 6,000 |
| 8. | Administration ~ 10% | | 16,000 |
| | | Sub-Total | $ 177,500 |
| | | Contingency 10% | 17,800 |
| | | PHASE I TOTAL | $ 195,300 |

## REFERENCES (ITEM 23)


1. Blackburn, C.E., and Janes, D.A., 1983
   Gold Deposits in Northwestern Ontario in The Geology of Gold in Ontario, A.C. Colvine Ed., Ont. Geol. Survey, Misc. Paper 110, pp. 206-209.

2. Canabrava Diamond Corporation, 1999 Annual Report.

3. Canabrava Diamond Corporation, 2001
   News Release Canabrava Diamond Corporation, Navigator Exploration Corp, Progress Report on Severn Joint Venture, May 1, 2001.

4. Canadian Mining Journal, 2002
   AMEC hired for diamond mine study on Victor site; No. 2, Feb/March 2002, p. 8.

5. Card, K.D., Sanford, B.V., Card, G.M., 1997
   Controls on the Emplacement of Kimberlites and Alkalic Rock - Carbonatite Complexes in the Canadian Shield and Surrounding Regions, Explor. Mining Geol., Vol. 6, No. 4, pp. 285-296.

6. Ferguson, S.A., Groen, H.A., Haynes, R., 1971
   Gold Deposits of Ontario, Part 1, Ont. Dept. Mines, Ministry of Northern Development & Mines, Min. Res. Circ. 13.

7. Helmstaedt, H.H., 1993
   Natural Diamond Occurrences and Tectonic Setting of "Primary Diamond Deposits in Diamonds Exploration, Sampling and Evaluation", Proceedings of a Short Course, Prospectors and Developers Association of Canada March 27, 1993, 72 p.

8. Kong, J.M., Boucher, D.R., Scott-Smith, B.H., 1999
   Exploration and Geology of the Attawapiskat Kimberlites, James Bay Lowland, Northern Ontario, Canada, in Proc. VII Int. Kimberlite Conf., Vol. 1, J.B. Dawson Vol., ed. J.J. Gurney et al., pp. 452-467.

9. Ministry of Northern Development and Mines (MNDM), 2000
   Timmins District Monthly Activity Summary.

10. Northern Miner, 2001
    DeBeers Expands Ontario Search, Diamond Page, Mar 12-18, pp. 6.

11. Saskatchewan Research Council, 2001
    Aurora Platinum Corp., Diamond Indicator Mineral Study, 58 samples, December, 2001.

12. Stone, D., 1994
    Heavy minerals and kimberlite indicators in sand and till, western Berens River area, Ontario in Summary of Field Work and Other Activities 1994, Ont. Geol. Survey, Misc. Paper 163, p. 11-26.

## STATEMENT OF THE QUALIFIED PERSON (ITEM 24)

CERTIFICATE OF QUALIFICATION

I, Lionel Donald Stewart Winter do hereby certify that:

1. I am a geologist residing at 1849 Oriole Drive, Sudbury, Ontario, P3E 2W5,

2. I graduated from the University of Toronto with a B.A.Sc. (Mining Engineering) in 1957 and from McGill University, Montreal with a M.Sc. (Applied) (Geology) in 1961,

3. I am a life member of the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Member of the Association of Geologists of Ontario and a Registered Geoscientist in British Columbia (P.Geo.),

4. I have practiced my profession continuously since 1957 in technical and supervisory positions in mine production and mine geology and as an exploration geologist in technical and supervisory positions on base metal, precious metal, iron, uranium, industrial mineral and diamond projects in Canada, the United States, Brazil, Chile and Peru. I have managed and provided technical support for diamond exploration projects in both Canada and Brazil,

5. I have worked as an independent consultant since 1981,

6. I am a Qualified Person for the purposes of National Instrument 43-101 of the Canadian Securities Administration,

7. I visited the project area on October 12, 2000,

8. I have reviewed and used publicly available information on the properties and area as well as information provided by Superior Diamonds Inc. in preparing the technical report, which I prepared in its entirety,

9. I have relied on the in house counsel of Superior Diamonds Inc. with regard to any environmental liability related to the project,

10. I have reviewed the mineral tenure status of the 16 staked claims with the Ontario Ministry of Northern Development and Mines, Sudbury,

11. as of the date of this certificate, I am not aware of any material fact or material change with regard to the subject matter of my report which is not reflected in the report, the omission to disclose which makes the report misleading,

12. I own no direct or indirect interest in Superior Diamonds Inc. or any adjacent properties and I do not expect to acquire any and,

**LETTER OF CONSENT**

To whom it may concern:

I, Lionel Donald Stewart Winter do hereby consent to Superior Diamonds Inc. using my report entitled "Technical Report on the AEM Diamond Exploration Project Northwestern Ontario, Canada" and dated September 28, 2002 in a Prospectus or Statement of Facts or for filing with regulatory bodies as deemed necessary, however, excerpts from this report can only be used with the writer's written permission.

September 28, 2002 L.D.S. Winter, P.Geo.


95°W
90°W
85°W
80°W
HUDSON BAY
55°N
50°N
Area 'B'
Area 'A'
Area 'C'
Manitoba
Ontario
ATTAWAPISKAT
LANSDOWNE HOUSE
PICKLE LAKE
NAKINA
THUNDER BAY
0
100
200 km

FIGURE 1
SUPERIOR DIAMONDS INC.
AEM Diamond Exploration Project
TECHNICAL REPORT
LOCATION MAP
Sept., 2002


94° 00'
55° 00'
88° 00'
55° 00'
Area 'B'
Area 'C'
Area 'A'
53K
53J
53I
53F
53G
53H
53B
53A
43D
MANITOBA
ONTARIO
Big Trout Lake
Wunnummin Lake
Lansdowne House
Attawapiskat Lake
AEM Project Areas
Excluded Areas
53° 00'
94° 00'
52° 00'
92° 00'
53° 00'
86° 00'
53° 00'
86° 00'
0 10 20 30 40 50 km

FIGURE 2

SUPERIOR DIAMONDS INC.

AEM Diamond Exploration Project
Northwestern Ontario
Sept., 2002


5880000 mN
5850000 mN
5840000 mN
5830000 mN
5820000 mN
5810000 mN
370000 mE
380000 mE
390000 mE
400000 mE
410000 mE
420000 mE
430000 mE
440000 mE
450000 mE
460000 mE
470000 mE
480000 mE
490000 mE
N
STULL - WUNNUMIN FAULT
1203080 RL-05
1203081 RL-06
1203079 RL-18
1203078 RL-13
1203077 RL-08
1203076 RL-07
1203090 RL-29
1203084 RL-26
1203085 RL-27
1203086 RL-04
RL-24 1203087
1203082 RL-19
1203083 RL-20
1203089 RL-35
1203088 RL-28
RL-01 1203091
52° 30'
53A
43D
Wapikopa Lake

FIGURE 3
SUPERIOR DIAMONDS INC.
AEM Diamond Exploration Project
TECHNICAL REPORT
SEPTEMBER, 2002

## Location Map, staked claims

RL-04 Geophysical target

1203086 Claim

Area sampled for diamond indicator minerals

Major regional faults

0 2 4 8 12 16 20 km



Minto
Baffin
West Greenland
Wellington
Boothia
FOXE BASIN
Coppermine
LAC DE GRAS
Tathlina
Bell
UNGAVA BASIN
HUDSON BAY BASIN
River
Keewatin
Central Hudson Bay
Peace
Fraserdale
Severn
Grass
FORT A LA CORNE
Saguenay
Laurentian
Sweet
Hummingbird
WILLISTON BASIN
Henrietta
Algonquin
KIRKLAND LAKE
ATTAWAPISKAT
Frontenac
MICHIGAN BASIN
ALBERTA BASIN
ARCH AXIS
KIMBERLITE AGE IN MA
ALKALINE COMPLEX AGE IN MA
KM


AEM Diamond Project

FIGURE 4

## SUPERIOR DIAMONDS INC.

TECHNICAL REPORT

AEM Diamond Exploration Project

SEPTEMBER, 2002

Arch structures, Phanerozoic basins, kimberlites and alkalic rock-carbonatite complexes of the Canadian Shield and surrounding regions (Card et al., 1997, with minor modifications).


94° 00'
55° 00'
Yelling Lake
Northern Superior
Terrane
Oxford Lake-Stull Lake
Terrane
Ellard Lake - Blackbear River
Stull Lake
Sachigo River
Rapson Bay
Gabbro
Munro Lake
Terrane
Stull - Wunnummin Fault
South Kenyon Fault
North Kenyon Fault
AREA 'B'
Big Trout Lake - Swan Lake
88° 00'
55° 00'
Winisk River Fault
Pierce - Ponask - Sachigo
Lingman Lake
AREA 'C'
Big Trout Lake
Layered complex
Muskrat Dam
North Caribou
Terrane
Sandy Lake
53° 00'
94° 00'
Kasabonika Lake
Ekwan River Fault
Stull Wunnummin Fault
AREA 'A'
Nibinamik Lake
Gabbro
Musselwhite
North Caribou
Greenstone Belt
Upper Windigo Lake
Horseshoe Lake
North Caribou Lake - Tatogan Lake Shear Zone
Lansdowne House
Layered Complex
Fishtrap Lake
Layered Complex
Bartman-
Lansdowne House X
53° 00'
86° 00'
52° 00'
0 20 40 60 80 100 km
For Legend See Figure 6

FIGURE 5

SUPERIOR DIAMONDS INC.
AEM Diamond Exploration Project
TECHNICAL REPORT
SEPTEMBER, 2002

Regional Geology,
Canadian Shield,
Northwestern Ontario
(after Thurston et al., 1991)


Stull
Wunnummin
Fault
Wunnummin Lake
Wunnummin Lake
Greenstone Belt
Peeagwon
Greenstone Belt
Bartman-Lavoie
Greenstone Belt
Wapikopa River
Alkalic Complex
1005 Ma
Big Beaver House
Carbonatite Complex
Schryburt Lake
Carbonatite Complex
North Caribou Lake -
Tatogan Lake Shear Zone
Attawapiskat Lake
Lansdowne House
90° 00'
89° 00'
88° 00'
87° 30'
53° 00'
52° 30'
FIGURE 6
SUPERIOR DIAMONDS INC.
AEM Diamond Exploration Project
TECHNICAL REPORT
SEPTEMBER, 2002
0 4 8 16 24 32 40 km

Geology of Area A and Figure 5

3, 5 - Metavolcanic rocks; 7 - Metsedimentary rocks; 8 - Migmatized supracrustal rocks; 10 - Mafic-ultramafic intrusive rocks; 11, 12 - Tonalite, granodiorite
14 - Diorite, monzodiorite, syenite; 16 - Pyroxenite, monzodiorite, syenite; 21, 30 - Mafic dykes; 32 - Carbonatite
Dashdot blue lines: Iron Formation

# RL-04



Figure7 : RL-04 Geophysical Target; Color Grid-Vertical Magnetic Gradient.

October 4, 2002

Financial Reporting Department
**B.C. Securities Commission**
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

**Attention: April Penn**

Dear Sirs\Mesdames:

***Re. Notice of Completion of RTO and Change in Year End Date***

Pursuant to National Policy Statement 51, Parts 4 and 8, we are filing notification of the reverse takeover transaction and change in the year end date as outlined below.

The names of the parties to the transaction:

1. Consolidated Ouro Brasil Ltd. ("Ouro Brasil")
2. Aurora Platinum Corp. ("Aurora")

The effective date of the transaction was August 29, 2002.

Approval by shareholders of Ouro Brasil as well as TSX Venture Exchange approval was required to effect the transaction. Approval of shareholders was received on August 16th, 2002 and Exchange approval was received on August 29th, 2002.

The last financial year end of each party prior to the effective date of the transaction is as follows:

Consolidated Ouro Brasil Ltd. – May 31, 2002
Aurora Platinum Corp. – December 31, 2001

The transaction will be accounted for using the "purchase method" and Aurora is deemed to be the "acquirer" for accounting purposes. The continuing Filing Issuer (Ouro Brasil) is hereby filing this notice regarding the following proposed reporting periods:

1. Ouro Brasil will prepare and file audited financial statements for the year ended May 31, 2002.

2. The "Transition Year" will be for the 7 month period ending December 31, 2002 and will include interim periods as follows:
    - 4 months ending September 30, 2002
    - 3 months ending December 31, 2002

3. Comparative Periods (Annual)
   - For the transition year (7 months ending December 31, 2002) the comparative period will be the year ended May 31, 2002.
   - For the new financial year ending December 31, 2003, the comparative periods will be:
     (i) 7 months ending December 31, 2002
     (ii) Year ended May 31, 2002

4. Comparative Periods (Interim)
   - Transition Year: For the 4 months ending September, 2002, the comparative period will be the 3 months ended August, 2001.
   - New Financial Year (2003):
     1st quarter – comparative period will be 3 months ended February/02
     2nd quarter – comparative period will be 3 months ended May/02
     3rd quarter – comparative period will be 4 months ended September/02

Pursuant to Part 4.1 of National Policy Statement 51, the Company's next press release will disclose the change in year end date and will be filed via SEDAR upon dissemination.

Yours truly,

**Superior Diamonds Inc.**

Parkash K. Athwal
Chief Financial Officer

cc. Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange, David Kwong
Deloitte & Touche, Thomas Kay
Aurora Platinum Corp., Tom Beattie

**BCF 45-902F (Formerly Form 20)**

**Securities Act**

**REPORT OF EXEMPT DISTRIBUTION**

1. State the full name, address and telephone number of the issuer of the security distributed.

   **Superior Diamonds Inc.** (formerly Consolidated Ouro Brasil Ltd.)
   P. O. Box 54060 Pacific Centre
   Suite 1515
   700 West Pender Street
   Vancouver, British Columbia
   V6C 3P4
   Telephone: (604) 806-0667

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which is it reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Incentive stock options to purchase 3,000,000 common shares in the capital of the Issuer. The options are exercisable on or before August 29, 2007 at the price of $0.25 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

| Full name of purchaser and municipality and jurisdiction of residence | Number of securities purchased | Date of distribution | Price per security/total purchase price (Canadian $) | Exemption relied on | Length of any restricted or seasoning period |
|---|---|---|---|---|---|
| John G. Paterson Vancouver, BC | 600,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Thomas W. Beattie Vancouver, BC | 300,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Wayne Livingston Surrey, BC | 150,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Michael Winn | 100,000 | August 29, | $0.25 | 74(2)(9) | 4 months |

| Full name of purchaser and municipality and jurisdiction of residence | Number of securities purchased | Date of distribution | Price per security/total purchase price (Canadian $) | Exemption relied on | Length of any restricted or seasoning period |
|---|---|---|---|---|---|
| Laguna Beach, CA | | 2002 | | | |
| Parkash Athwal<br>Delta, BC | 200,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Susy Horna<br>Surrey, BC | 50,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| George H. Plewes<br>Pembroke, Bermuda | 450,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Daniel G. Innes<br>West Vancouver, BC | 600,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Giovanni Susin<br>Coquitlam, BC | 75,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Cecilia Bonatto<br>Surrey, BC | 30,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| John Bradford<br>Richmond, BC | 75,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Nigel Luckman<br>Maple Ridge, BC | 20,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Alana McFarlane<br>Vancouver, BC | 10,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Robert Rollings<br>Port Coquitlam, BC | 20,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Theresa Borsman<br>Vancouver, BC | 10,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| John Fleishman<br>North Vancouver, BC | 10,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Richard Mazur<br>North Delta, BC | 50,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Blair Lockhart<br>Vancouver, BC | 20,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Michael Byron<br>Sudbury, ON | 100,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Joan Arkilander<br>Sudbury, ON | 10,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Yves Clement<br>Vancouver, BC | 20,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |
| Thomas Morris<br>Sudbury, ON | 100,000 | August 29, 2002 | $0.25 | 74(2)(9) | 4 months |

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

| Full name and residential address of purchaser | Telephone number and e-mail address of purchaser | Type of security and number purchased | Exemption relied on |
|---|---|---|---|
| See schedule attached hereto | | | |

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

Nil

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

| Name and address of person being compensated | Compensation paid (number and type of security and/or cash amount (Canadian $)) | Price per share (Canadian $) |
|---|---|---|
| N/A | N/A | N/A |

The undersigned hereby certified that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 13 day of September, 2002.

**SUPERIOR DIAMONDS INC.**
Name of issuer (please print)

[signature]
Signature of authorized signatory

Susy Horna, Corporate Secretary
Name and office of authorized signatory
(please print)

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

## SCHEDULE

| Full name and residential address of purchaser | Telephone number and e-mail address of purchaser | Type of security and number purchased | Exemption relied on |
|---|---|---|---|
| John G. Paterson<br>Vancouver, BC | Tel: (604) 806-0667<br>Email: N/A | 600,000 | 74(2)(9) |
| Thomas W. Beattie<br>Vancouver, BC | Tel: (604) 806-0667<br>Email:tbeattie@swgold.com | 300,000 | 74(2)(9) |
| Wayne Livingston<br>Surrey, BC | Tel: (604) 806-0667<br>Email: N/A | 150,000 | 74(2)(9) |
| Michael Winn<br>Laguna Beach, CA | Tel: (604) 806-0667<br>Email: N/A | 100,000 | 74(2)(9) |
| Parkash Athwal<br>Delta, BC | Tel: (604) 806-0667<br>Email: N/A | 200,000 | 74(2)(9) |
| Susy Horna<br>Surrey, BC | Tel: (604) 806-0667<br>Email: susyh@swgold.com | 50,000 | 74(2)(9) |
| George H. Plewes<br>Pembroke, Bermuda | Tel: (604) 806-0667<br>Email: N/A | 450,000 | 74(2)(9) |
| Daniel G. Innes<br>West Vancouver, BC | Tel: (604) 806-0667<br>Email: N/A | 600,000 | 74(2)(9) |
| Giovanni Susin<br>Coquitlam, BC | Tel: (604) 806-0667<br>Email: N/A | 75,000 | 74(2)(9) |
| Cecilia Bonatto<br>Surrey, BC | Tel: (604) 806-0667<br>Email: N/A | 30,000 | 74(2)(9) |
| John Bradford<br>Richmond, BC | Tel: (604) 806-0667<br>Email: N/A | 75,000 | 74(2)(9) |
| Nigel Luckman<br>Maple Ridge, BC | Tel: (604) 806-0667<br>Email: N/A | 20,000 | 74(2)(9) |
| Alana McFarlane<br>Vancouver, BC | Tel: (604) 806-0667<br>Email: N/A | 10,000 | 74(2)(9) |

| **Full name and residential address of purchaser** | **Telephone number and e-mail address of purchaser** | **Type of security and number purchased** | **Exemption relied on** |
|---|---|---|---|
| Robert Rollings<br>Port Coquitlam, BC | Tel: (604) 806-0667<br>Email: N/A | 20,000 | 74(2)(9) |
| Theresa Borsman<br>Vancouver, BC | Tel: (604) 806-0667<br>Email: N/A | 10,000 | 74(2)(9) |
| John Fleishman<br>North Vancouver, BC | Tel: (604) 806-0667<br>Email: N/A | 10,000 | 74(2)(9) |
| Richard Mazur<br>North Delta, BC | Tel: (604) 806-0667<br>Email: N/A | 50,000 | 74(2)(9) |
| Blair Lockhart<br>Vancouver, BC | Tel: (604) 806-0667<br>Email: N/A | 20,000 | 74(2)(9) |
| Michael Byron<br>Sudbury, ON | Tel: (604) 806-0667<br>Email: N/A | 100,000 | 74(2)(9) |
| Joan Arkilander<br>Sudbury, ON | Tel: (604) 806-0667<br>Email: N/A | 10,000 | 74(2)(9) |
| Yves Clement<br>Vancouver, BC | Tel: (604) 806-0667<br>Email: N/A | 20,000 | 74(2)(9) |
| Thomas Morris<br>Sudbury, ON | Tel: (604) 806-0667<br>Email: N/A | 100,000 | 74(2)(9) |

**INSTRUCTION:**

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

**FORM 45-102F2**

**Certificate under Subsection 2.7(2) or (3) of**
**Multilateral Instrument 45-102 Resale of Securities**

1. **Superior Diamonds Inc.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the *first trade of the securities is subject to section* 2.5 *or* 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of distributions on August 29, 2002 of 4,000,000 units, 13,150,000 common shares and 550,000 share purchase warrants of Superior Diamonds Inc., Superior Diamonds Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, this _9th day of September, 2002.

**SUPERIOR DIAMONDS INC.**

By: *"Susy Horna"*
Susy Horna, Corporate Secretary

**INSTRUCTIONS**

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

## FORM 45-102F2

## Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Superior Diamonds Inc.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of distributions on August 29, 2002 of 4,000,000 units, 13,150,000 common shares and 550,000 share purchase warrants of Superior Diamonds Inc., Superior Diamonds Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, this 5th day of September, 2002.

**SUPERIOR DIAMONDS INC.**

By: *"Susy Horna"*
Susy Horna, Corporate Secretary

**INSTRUCTIONS**

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

**BCF 45-902F (Formerly Form 20)**

**Securities Act**

**REPORT OF EXEMPT DISTRIBUTION**

1. State the full name, address and telephone number of the issuer of the security distributed.

   **Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Ltd.)**
   Suite 1515
   700 West Pender Street
   Vancouver, British Columbia
   V6C 1G8
   Telephone: (604) 806-0667

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which is it reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   13,150,000 common shares and 550,000 share purchase warrants entitling the holder to purchase 550,000 shares for a period of 2 years at $0.25 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

| Full name of purchaser and municipality and jurisdiction of residence | Number of securities purchased | Date of distribution | Price per security/total purchase price (Canadian $) | Exemption relied on | Length of any restricted or seasoning period |
|---|---|---|---|---|---|
| Aurora Platinum Corp. Vancouver, BC | 13,150,000 Common Shares | August 29, 2002 | $0.25 per Common Share | s. 74 (2) (5) British Columbia Securities Act | 4 months |
| | 550,000 Warrants | August 29, 2002 | $0.0001 per Warrant | s. 74 (2) (5) British Columbia Securities Act | 4 months |

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

| Full name and residential address of purchaser | Telephone number and e-mail address of purchaser | Type of security and number purchased | Exemption relied on |
|---|---|---|---|
| See schedule attached hereto | | | |

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$3,287,555

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

| **Name and address of person being compensated** | **Compensation paid (number and type of security and/or cash amount (Canadian $))** | **Price per share (Canadian $)** |
|---|---|---|
| N/A | N/A | N/A |

The undersigned hereby certified that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, this 5th day of September 2002.

**SUPERIOR DIAMONDS INC.**
Name of issuer (please print)

Susy H. Horna
Signature of authorized signatory

Susy Horna, Corporate Secretary
Name and office of authorized signatory
(please print)

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

## SCHEDULE

| Full name and residential address of purchaser | Telephone number and e-mail address of purchaser | Type of security and number purchased | Exemption relied on |
|---|---|---|---|
| Aurora Platinum Corp.<br>Suite 1650 - 701 West Georgia Street<br>Vancouver, BC<br>V7Y, 1C6 | Phone: (604) 669-2525<br>Email: N/A | 13,150,000 Common Shares at $0.25 per Share | s. 74 (2)(5) of the British Columbia Securities Act |
| | Phone: (604) 669-2525<br>Email: N/A | 550,000 Warrants at $0.0001 per Warrant | s. 74 (2)(5) of the British Columbia Securities Act |

**INSTRUCTION:**

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

**BCF 45-902F (Formerly Form 20)**

**Securities Act**

**REPORT OF EXEMPT DISTRIBUTION**

1. State the full name, address and telephone number of the issuer of the security distributed.

   **Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Ltd.)**
   Suite 1515
   700 West Pender Street
   Vancouver, British Columbia
   V6C 1G8
   Telephone: (604) 806-0667

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which is it reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   4,000,000 units ("Units"), each Unit consisting of one common share and one-half of one warrant (total 2,000,000 warrants), each whole warrant entitling the holder to purchase one share for a period of one year at a price of $0.50 per common share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

| Full name of purchaser and municipality and jurisdiction of residence | Number of securities purchased | Date of distribution | Price per security/total purchase price (Canadian $) | Exemption relied on | Length of any restricted or seasoning period |
|---|---|---|---|---|---|
| Clyde Resources Limited Hamilton, Bermuda HM11 | 300,000 Units | August 29, 2002 | $0.25 per Unit $75,000 | BCI 72-503 | 4 months |
| Iguana Investments Limited | 400,000 Units | August 29, 2002 | $0.25 per Unit | BCI 72-503 | 4 months |

| Full name of purchaser and municipality and jurisdiction of residence | Number of securities purchased | Date of distribution | Price per security/total purchase price (Canadian $) | Exemption relied on | Length of any restricted or seasoning period |
|---|---|---|---|---|---|
| Hamilton, Bermuda HM11 | | | $100,000 | | |
| Warwick Ventures Ltd. Hamilton, Bermuda HM11 | 500,000 Units | August 29, 2002 | $0.25 per Unit $125,000 | BCI 72-503 | 4 months |
| Largo Flight Limited Hamilton, Bermuda HM11 | 800,000 Units | August 29, 2002 | $0.25 per Unit $200,000 | BCI 72-503 | 4 months |
| MDW & Associates LLC Laguna Beach, CA USA 92651 | 60,000 Units | August 29, 2002 | $0.25 per Unit $15,000 | Section 5.1(2) of Multilaterial Instrument 45-103 | 4 months |
| Terrasearch Inc. Laguna Beach, CA USA 92651 | 40,000 Units | August 29, 2002 | $0.25 per Unit $10,000 | Section 5.1(2) of Multilaterial Instrument 45-103 | 4 months |
| Trinity Pacific Investments Ltd. Hamilton, HMHX Bermuda | 100,000 Units | August 29, 2002 | $0.25 per Unit $25,000 | BCI 72-503 | 4 months |
| BTR Global Arbitrage Fund Cayman Islands, BWI | 400,000 Units | August 29, 2002 | $0.25 per Unit $100,000 | BCI 72-503 | 4 months |
| Exploration Capital Partners 2000 Limited Partnership Las Vegas, Nevada USA 89117 | 1,000,000 Units | August 29, 2002 | $0.25 per Unit $250,000 | BCI 72-503 | 4 months |

| Full name of purchaser and municipality and jurisdiction of residence | Number of securities purchased | Date of distribution | Price per security/total purchase price (Canadian $) | Exemption relied on | Length of any restricted or seasoning period |
|---|---|---|---|---|---|
| Jim Bovard<br>West Vancouver, B.C. | 100,000 Units | August 29, 2002 | $0.25 per Unit<br>$25,000 | Section 5.1(2) of Multilateral Instrument 45-103 | 4 months |
| John Paterson<br>Vancouver, B.C. | 200,000 Units | August 29, 2002 | $0.25 per Unit<br>$50,000 | Section 5.1(2) of Multilateral Instrument 45-103 | 4 months |
| David Lyall<br>Vancouver, B.C. | 100,000 Units | August 29, 2002 | $0.25 per Unit<br>$25,000 | Section 5.1(2) of Multilateral Instrument 45-103 | 4 months |

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

| Full name and residential address of purchaser | Telephone number and e-mail address of purchaser | Type of security and number purchased | Exemption relied on |
|---|---|---|---|
| See schedule attached hereto | | | |

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$100,000

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

| Name and address of person being compensated | Compensation paid (number and type of security and/or cash amount (Canadian $)) | Price per share (Canadian $) |
|---|---|---|
| Haywood Securities Inc.<br>400 Burrard Street Suite 2000<br>Vancouver BC V6C 3A6 | 325,000 Agents Warrants exercisable for 325,000 shares.<br>s.74 (2) 23 Securities Act (British Columbia)<br>7.5% ($75,000) cash commission | $0.25 |

| | | |
|---|---|---|
| Global Resources Investments Ltd.<br>7770 El Camino Real<br>Carlsbad, California<br>USA 92009 | 75,000 warrants exercisable for 75,000 shares.<br>s.128 (f) Securities Rules | $0.25 |

The undersigned hereby certified that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, this 5th day of September 2002.

**SUPERIOR DIAMONDS INC.**
Name of issuer (please print)

Susy H. Horna
Signature of authorized signatory

Susy Horna, Corporate Secretary
Name and office of authorized signatory
(please print)

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

**SCHEDULE**

| Full name and residential address of purchaser | Telephone number and e-mail address of purchaser | Type of security and number purchased | Exemption relied on |
|---|---|---|---|
| Clyde Resources Limited<br>c/o The LOM Group<br>27 Reid Street<br>Hamilton, Bermuda HM11 | Phone: 441-292-5000<br>Email: N/A | 300,000 Units | BCI 72-503 |
| Iguana Investments Limited<br>c/o The LOM Group<br>27 Reid Street<br>Hamilton, Bermuda HM11 | Phone: 441-292-5000<br>Email: N/A | 400,000 Units | BCI 72-503 |
| Warwick Ventures Ltd.<br>c/o The LOM Group<br>27 Reid Street<br>Hamilton, Bermuda HM11 | Phone: 441-292-5000<br>Email: N/A | 500,000 Units | BCI 72-503 |
| Largo Flight Limited<br>c/o The LOM Group<br>27 Reid Street<br>Hamilton, Bermuda HM11 | Phone: 441-292-5000<br>Email: N/A | 800,000 Units | BCI 72-503 |
| MDW & Associates LLC<br>1506 North Coast Highway<br>Laguna Beach, CA<br>USA 92651 | Phone: 949-494-6431<br>Email: mwinn@earthlink.net | 60,000 Units | Section 5.1(2) of Multilaterial Instrument 45-103 |
| Terrasearch Inc.<br>1506 North Coast Highway<br>Laguna Beach, CA<br>USA 92651 | Phone: 949-494-6431<br>Email: mwinn@earthlink.net | 40,000 Units | Section 5.1(2) of Multilaterial Instrument 45-103 |
| Trinity Pacific Investments Ltd.<br>PO Box HM 1899<br>Hamilton, HMHX<br>Bermuda | Phone: 441 292 2363<br>Email: susan@fml.com | 100,000 Units | BCI 72-503 |
| BTR Global Arbitrage Fund<br>c/o Admiral Administration<br>PO Box 32021 SMB<br>Cayman Islands, BWI | Phone: 416-322-7607<br>Email: N/A | 400,000 Units | BCI 72-503 |

| Full name and residential address of purchaser | Telephone number and e-mail address of purchaser | Type of security and number purchased | Exemption relied on |
|---|---|---|---|
| Exploration Capital Partners 2000 Limited Partnership<br>6375 West Flamingo Blvd. Suite 200<br>Las Vegas, Nevada USA 89117 | Phone: 800-611-0827<br>Email: N/A | 1,000,000 Units | BCI 72-503 |
| Jim Bovard<br>2336 Haywood Avenue<br>West Vancouver, B.C.<br>V7V 1X7 | Phone: 604-922-4855<br>Email: N/A | 100,000 Units | Section 5.1(2) of Multilateral Instrument 45-103 |
| John Paterson<br>4311 Angus Drive<br>Vancouver, B.C. V6J 4J2 | Phone: 604-738-7754<br>Email: jpaterson@swgold.com | 200,000 Units | Section 5.1(2) of Multilateral Instrument 45-103 |
| David Lyall<br>2662 Marine Crescent<br>Vancouver, B.C. V6P 1B8 | Phone: 604-697-7409<br>Email: dlyall@haywood.com | 100,000 Units | Section 5.1(2) of Multilateral Instrument 45-103 |

**INSTRUCTION:**

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

**INFO TSX VENTURE**

Bulletins are available for companies which are currently listed on the TSX Venture Exchange.

SUPERIOR DIAMONDS INC. ("SDX")
[formerly Consolidated Ouro Brasil Ltd. ("COU")]
BULLETIN TYPE: Reverse Takeover-Completed, Name Change, Private Placement-Brokered
BULLETIN DATE: August 30, 2002
Tier 2 Company

The TSX Venture Exchange Inc. has accepted for filing the Company's Reverse Takeover ('RTO') pursuant to the acquisition of the Kimberlite Assets from Aurora Platinum Corp. for an aggregate consideration of 13,150,000 common shares and 550,000 non-transferable Transaction Warrants whereby each Transaction Warrant is exercisable into one common share at $0.25 per share. The Exchange also has accepted for filing the following transactions:

The Company has changed its name from Consolidated Ouro Brasil Ltd. to Superior Diamonds Inc. There is no consolidation of capital.

Effective at the opening on Tuesday, September 3, 2002, the common shares of Superior Diamonds Inc. will commence trading on TSX Venture Exchange, and the common shares of Consolidated Ouro Brasil Ltd. will be delisted.

Capitalization: 100,000,000 shares with no par value of which
22,659,115 shares are issued and outstanding
Escrow: 13,244,750 shares

Transfer Agent: Computershare Trust Company of Canada - Vancouver
Trading Symbol: SDX (new)
CUSIP Number: 868152 10 9 (new)

TSX Venture Exchange has accepted for filing documentation with respect to a Brokered Private Placement announced April 4, 2002:

Number of Shares: 4,000,000 shares

Purchase Price: $0.25 per share

Warrants: 2,000,000 non-transferable share purchase warrants to purchase 2,000,000 shares

Warrant Exercise Price: $0.50 for a one year period

Number of Placees: 12 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares
New Insider=N [in the event warrants
are exercised]

MDW & Associates LLC
(Michael Winn) Y 60,000
Terrasearch Inc.
(Michael Winn) Y 40,000
John Paterson Y 200,000
David Lyall P 100,000

Agent: Haywood Securities Inc.

Agent's Fee: 325,000 warrants, each one warrant exercisable into one common share at a price of $0.25 per share for a one-year period payable to Haywood Securities Inc.

Commission: 7.5% of gross proceeds

Finder's Fee: 75,000 warrants, each one warrant exercisable into one common share at a price of $0.25 per share for a one-year period payable to Global Resources Investments Ltd.

The Exchange has been advised that the above transactions, approved by shareholders on August 16, 2002, have been completed.

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P # of Shares

Aurora Platinum Corp. Y 13,150,000
Wayne Livingstone Y 94,750

The Company is classified as a 'mineral exploration and development' company.

Escrowed: 13,244,750 common shares
550,000 warrants
Escrow Term: 3 years

Company Contact: Thomas W. Beattie
Company Address: Suite 1515, 700 West Pender Street, Vancouver, BC V6C 1G8
Company Phone Number: (604) 806-0667
Company Fax Number: (604) 688-5175

**REPORT PURSUANT TO**

SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
NATIONAL INSTRUMENT 62-103

1. **Name and address of the offeror**

Aurora Platinum Corp. (the "Offeror")
Suite 1650, 701 West Georgia Street
Vancouver, B.C. V7Y 1C6

2. **Designation and number or principal amount of securities and the offeror's security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired**

13,150,000 common shares (or 58.11% of outstanding shares) and 550,000 share purchase warrants of Consolidasted Ouro Brasil Ltd. (COU-TSX Venture) (the "Issuer") where acquired pursuant to the parties Acquisition Agreement dated April 26, 2002 regarding the acquisition of interests in certain mineral claims and related rights (the "Kimberlite Assets") held by Offeror. The acquisition of the Kimberlite Assets constituted a reverse takeover ("RTO") transaction for the Issuer under the policies of the TSX Venture Exchange (the "Exchange") as the Offeror acquired control of the Issuer. Each share purchase warrant entitles the holder to purchase one common share of the Issuer at $0.25 per share for two years from the date of issuance of the warrants.

3. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release**

13,150,000 common shares (representing 58.11% of the Issuer's outstanding shares) and 550,000 share purchase warrants convertible into 550,000 common shares.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragr aph (3) over which**

   (i) **the offeror, either alone or together with any joint actors, has ownership and control**

   See 3. above.

   (ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor**

Not applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership**

Not applicable.

5. **Name of the market in which the transaction or occurrence that gave rise to the news release took place**

This transaction occurred as part of a reverse take over transaction. See 2 above.

6. **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer**

The Offeror acquired the securities for investment purposes. The Offeror has no current intention to increase the beneficial ownership, control or direction of the Issuer.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

The Offeror entered into an anti-dilution agreement with the Issuer giving the Offeror the right to maintain a 58% equity interest in the Issuer by participating in further equity financings for as long as the Offeror holds at least 20% of the issued shares of the Issuer.

8. **Names of any joint actors in connection with the disclosure required by this report.**

Not applicable.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.**

The Offeror acquired 13,150,000 and 550,000 share purchase warrants in exchange for the Kimberlite Assets.

10. **If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.**

Not applicable.

DATED at Vancouver, B.C. this 29th day of August 2002.

Southwestern Resources Corp.
By: *"Thomas W. Beattie"*
Thomas W. Beattie
Vice President, Corporate Development

TSX Venture
EXCHANGE

August 29, 2002

DuMoulin Black
Barristers & Solicitors
10th Floor, 595 Howe St.
Vancouver, BC
V6C 2T5

**Attention: Patricia D. Sandberg**

Dear Sir\Madame:

**Re: Consolidated Ouro Brasil Ltd. (the "Company") - Submission #77325**

We acknowledge receipt of your letter dated August 29, 2002 and confirm that we have accepted for filing the Stock Option Plan and the options to buy shares of the Company issued to the following Directors/Employees:

| Name | No. of Shares |
|---|---|
| John G. Paterson | 600,000 |
| Thomas W. Beattie | 300,000 |
| Wayne Livingstone | 150,000 |
| Michael Winn | 100,000 |
| Parkash Athwal | 200,000 |
| Susy Horna | 50,000 |
| George H. Plewes | 450,000 |
| Daniel G. Innes | 600,000 |
| Giovanni Susin | 75,000 |
| Cecilia Bonatto | 30,000 |
| John Bradford | 75,000 |
| Nigel Luckman | 20,000 |
| Alana McFarlane | 10,000 |
| Robert Rollings | 20,000 |
| Theresa Borsman | 10,000 |
| John Fleishman | 10,000 |
| Richard Mazur | 50,000 |
| Blair Lockhart | 20,000 |
| Michael Byron | 100,000 |
| Joan Arkilander | 10,000 |
| Yves Clement | 20,000 |
| Thomas Morris | 100,000 |

The options are exercisable up to August 29, 2004 at a price of $0.25 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7:
"In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3126 / FAX: (604) 844-7502 / EMAIL: gary.lee@tsxventure.com.

Yours truly,

Gary Lee

Gary Lee
Corporate Analyst
Corporate Finance

GL\nl

cc: Consolidated Ouro Brasil Ltd.

File: ::ODMA\PCDOCS\DOCP\98866\1\

**Subject:** FW: Consolidated Ouro Brasil Ltd.
**From:** "Patricia Sandberg" <psandberg@dumoulinblack.com>
**Date:** Mon, 26 Aug 2002 17:25:34 -0700
**To:** "Aris Morfopoulos (E-mail)" <aris@namezero.net>, "Stewart L. Lockwood (E-mail)" <slockwood@vectorlaw.com>, "Tom Beattie (E-mail)" <tbeattie@swgold.com>

For your info.

Regards,
Patricia Sandberg
DuMoulin Black
595 Howe Street
10th Floor
Vancouver, British Columbia
V6C 2T5
Tel: (604) 602-6817
Fax: (604) 687-8772
Email: psandberg@dumoulinblack.com



-----Original Message-----
From: Gary.Lee@tsxventure.com [mailto:Gary.Lee@tsxventure.com]
Sent: Monday, August 26, 2002 4:24 PM
To: Patricia Sandberg
Subject: Consolidated Ouro Brasil Ltd.

Pat,

This is to confirm that the TSX Venture Exchange does not object to the closing of the RTO and private placement for 4,000,000 Units at $0.25 per Unit. Final acceptance, subject to receipt of all final closing documentation, will be provided upon the issuance of the Exchange's final acceptance Bulletin pursuant to the RTO and related transactions (including the private placement, name change, stock option plan, etc.).

Regards,

Gary W. Lee
Corporate Analyst
TSX Venture Exchange
Direct Phone: (604) 488-3126
Fax: (604) 844-7502
Email: gary.lee@tsxventure.com

# NOTICE

## PURSUANT TO SECTION 3.1(2) OF MULITILATERAL INSTRUMENT 45-102 ("MI 45-102")

**To Whom It May Concern:**

**TAKE NOTICE THAT:**

1. Consolidated Ouro Brasil Ltd. has filed a current AIF (as defined in paragraph (c) of the definition of "current AIF" in MI 45-102) dated as of July 15, 2002.

2. The SEDAR project number under which the current AIF was filed was 00466638.

Dated: July 19, 2002.

**CONSOLIDATED OURO BRASIL LTD.**

Per: *"Aris Morfopoulos"*
Aris Morfopoulos

03 OCT 31 AM 7:21

# GEOLOGICAL REPORT

# ON THE

# AURORA PLATINUM CORP.

# AEM DIAMOND EXPLORATION PROJECT

# NORTHWESTERN ONTARIO, CANADA

## FOR

## CONSOLIDATED OURO BRASIL LTD.

L.D.S. Winter, P. Geo.

Revised

June 24, 2002

# TABLE OF CONTENTS

# 1. INTRODUCTION AND TERMS OF REFERENCE (ITEMS 4 & 5)

Aurora Platinum Corp. is a junior Canadian mineral exploration company concentrating on the identification of Canadian nickel-copper-platinum group elements - precious metal (Ni-Cu-PGE-PM) deposits of economic interest. As part of their exploration initiative they acquired, by staking, a large mafic-ultramafic Ni-Cu-PGE-PM bearing intrusive complex north of Lansdowne House in northwestern Ontario. As a result of their initial success in evaluating this complex, they directed their attention to other similar target areas in northwestern Ontario. Specifically the area of interest extends from the Lansdowne House project area at 52°-30'N latitude; 87°-30'W longitude to just northwest of the Ontario - Manitoba border at 54°-30'N latitude, 93°-00'W longitude (Figure 1).

The most effective way to initially explore an area of this size is by an airborne magnetic and electromagnetic survey. Aurora was aware that INCO Ltd. had flown this area in the 1970's with their own proprietary airborne electromagnetic-magnetic (AEM) system for the purpose of locating nickel-copper deposits and that the information was available to other parties on a joint venture basis. Consequently, Aurora approached INCO Ltd. for the purpose of acquiring the information. Under an evaluation agreement dated December 18, 2000 (the INCO Agreement) Aurora and INCO Ltd. will contribute 50% each of the costs of processing the existing airborne electromagnetic and magnetic data as well as the ground follow-up data held by INCO. Aurora will have five years within which to assess the data by incurring expenditures for anomaly selection and ground follow-up with expenditures to be a minimum of $1.5 million (Can) before the 4th anniversary of the INCO agreement. There are various remedies in place if there is an early termination of the INCO Agreement and if Aurora acquires any mineral properties within the area of interest during the evaluation period, INCO has three choices depending on how they wish to participate (See Property, Section 3).


95°W
90°W
85°W
80°W
HUDSON BAY
55°N
AREA B
Manitoba
Ontario
ATTAWAPISKAT
AREA A
LANSDOWNE HOUSE
PICKLE LAKE
NAKINA
50°N
THUNDER BAY
0
100
200 km

FIGURE 1
CONSOLIDATED OURO BRAZIL LTD.
AURORA AEM PROJECT
GEOLOGICAL REPORT
LOCATION MAP
MAY, 2002

In the course of evaluating the airborne geophysical magnetic data, a number of anomalies were observed that were considered to represent possible kimberlites. Also, DeBeers Canada is evaluating the Victor diamond-bearing kimberlite pipe on the Attawapiskat River 250 km to the east-northeast of Lansdowne House and during the 2001 field season were exploring for kimberlites in the area adjacent to the Lansdowne House property of Aurora. During the week of March 10, 2002 DeBeers commenced a helicopter supported drill program on 10 targets in the Highbank Lake area which is approximately 60 km east of the Aurora A area and within the Stull-Wunnummin Fault Zone. In addition, this area of the Superior Province of the Canadian Shield is an ancient part of the earth's crust and exhibits characteristics such that it should be favourable for the localization of kimberlite-hosted diamond deposits.

The Aurora directors have decided that Aurora should concentrate on its core business of exploring for Ni-Cu-PGE deposits in Canada and as a result, they wish to divest themselves of the properties directly related to exploration for diamonds.

Consolidated Ouro Brasil Ltd. has agreed to acquire from Aurora its Northwestern Ontario AEM Diamond Exploration Project, comprised of 16 staked claims, each covering a potential kimberlite target and its interpretation of the INCO AEM data by an independent geophysicist, prepared for the purpose of identifying within Areas A and B potential kimberlite targets.

The writer was requested by Consolidated Ouro Brasil Ltd. to prepare a Valuation report on the Aurora Platinum Corp. Northwestern Ontario AEM Diamond Exploration Project. The Valuation report will be used to assist in assessing the value of the project. National Instrument 43-101 of the Canadian Securities Administrators requires that a Technical Report accompany a Valuation report and this Technical Report was prepared for that purpose and for other filing obligations under National Instrument 43-101.

Information used in the preparation of the Technical report has been acquired from various sources which are listed below. The specific references are listed in "References" with individual sources being noted in the text of the report at the relevant point.

- Ontario Ministry of Northern Development and Mines, Assessment Files
- Published information and reports of the Ontario Geological Survey
- Company Annual Reports
- Trade paper and magazine articles
- Scientific publications
- Information provided by Aurora Platinum relative to:
  - results of processed magnetic data
  - regional geological and structural studies
  - results of field sampling
  - results of sample processing by the Saskatchewan Research Council.

The writer visited the project area on October 12, 2000 but apart from this visit, the writer has not been directly involved in the field program.

The following technical report is prepared in compliance with NI 43-101 F1 and presents a review of the geology and the potential for kimberlite-hosted diamond deposits in the area. This report is being prepared in conjunction with a valuation report, "Valuation Report on the Aurora Platinum Corp., AEM Diamond Exploration Project, Northwestern Ontario, Canada" by the writer and dated March 19, 2002.

## 2. SUMMARY (ITEM 3)

The Aurora Diamond Project covers, in two separate areas, A and B, approximately 33,000 $km^2$ in Northwestern Ontario. This area of the Superior Province is considered to be underlain by Archean age volcanic island arcs, older microcontinents, accretionary wedges and marginal plutonic arcs which were forged into


94° 00'
55° 00'
88° 00'
55° 00'
AREA B
MANITOBA
ONTARIO
Big Trout Lake
AEM Project
Aurora 100% Ground
53° 00'
94° 00'
Wunnummin Lake
AREA A
53° 00'
86° 00'
Lansdowne House
Attawapiskat Lake
52° 00'
92° 00'
53B
53° 00'
86° 00'

**FIGURE 2**

CONSOLIDATED OURO BRAZIL LTD.

**AURORA AEM PROJECT**

**GEOLOGICAL REPORT**

Location Map, AEM Project Areas

MAY, 2002

0 10 20 30 40 50 km

a late Archean supercontinent by thrusting, crustal thickening, plutonism and strike-slip faulting. Subsequently it was subjected to post-Archean arching and rifting, however, it has not experienced significant post-Archean heating, except around the cratonic margins near Proterozoic intrusions. As a result, this area has retained its cool mantle root, a necessary condition for an area to produce diamond-bearing kimberlites.

In addition to a cool mantle root there are two other necessary conditions for the formation of a kimberlite of economic interest. The kimberlite magma must have been generated within or below the cool mantle root so that it could pass through the diamond-bearing zone and thereby pick up and transport diamond-bearing mantle xenoliths (fragments) to the upper parts of the earth's crust. Deep penetrating structures are required to provide the channelways for the kimberlitic magmas.

Exploration for diamonds consists of initially locating kimberlites, that may be diamond-bearing. These typically are not exposed at surface due to their recessive weathering nature so they must be identified by indirect techniques. The usual techniques are airborne magnetic surveys and stream sediment and basal till sampling for kimberlite indicator minerals (KIM). These are the techniques being used by Aurora Platinum Corp. through their re-evaluation of the INCO airborne data and their alluvial sampling work.

An independent consulting geophysicist has evaluated the magnetic data contained in the INCO AEM survey. To date all of the data for Area A (Figures 1 and 2) has been reviewed and over 30 anomalies have been identified and from these 16 high priority targets have been selected and staked. Each anomaly has been covered by one claim of 16 units for a total of 256 units covering 4096 ha. Ten of the 16 anomalies lie on or adjacent to major regional fault structures. Recent alluvial and till sampling by Aurora has identified KIM associated with five targets / claim groups; RL-05, -06, -07, -13 and -27.

The 16 claims consisting of 16 units each have been recorded under the Ontario Mining Act in the Province of Ontario in the name of Aurora Platinum Corp. The claims were recorded on October 29, 2001 and are in good standing for two years from the date of recording.

Reported field work by the Ontario Geological Survey, DeBeers Canada and Canabrava Diamond Corporation as well as recent preliminary work by Aurora has indicated the presence of kimberlite indicator minerals (KIM) in several areas which suggest the presence of several clusters of potentially diamond-bearing kimberlites.

DeBeers Canada has reported the discovery of 18 kimberlites (16 diamondiferous) on the Attawapiskat River 250 km east-northeast of the southern part of the Aurora Project area. Currently they are evaluating the Victor kimberlite pipe which is about 18 ha in surface area. Based on a 330 tonne sample DeBeers has reported a grade of 32.7 ct per hundred tonnes with the diamonds having a value of $US154 per carat. DeBeers has recently treated a 10,000 tonne bulk sample but no results have been reported. In January, 2002 DeBeers reported that they had chosen AMEC E & C Services Ltd. to carry out a $2-million prefeasibility design study for the Victor deposit. These results confirm the presence of kimberlites in this area.

In summary, it is considered that the Aurora Diamond Project is of merit and is located in a relatively unexplored (for diamonds) part of the Superior Province. The geologic history of the area indicates a cool mantle root and the presence of diamond-bearing kimberlites, such as the Victor cluster, confirms the high potential of the area to host kimberlites of economic significance. The exploration activity in the area by DeBeers Canada, Kennecott Explorations, BHP-Billiton, Navigator Exploration Corp. and Canabrava Diamond Corp. also indicates that in general this part of the Superior Province is viewed by the exploration industry as being favourable for the localization of diamond-bearing kimberlites.

A two phase exploration program for the AEM project is recommended with an expenditure of $195,300 in Phase I and $908,500 in Phase II. If the work in both phases is carried out the total expenditure would be $1,103,800.

## 3. PROJECT AREA, PROPERTY DESCRIPTION AND LOCATION (ITEM 6)

The project area, which was covered by the INCO AEM surveys, covers approximately 33,000 square km in Northwestern Ontario as shown in Figure 2. The two areas of interest, Area A and Area B, are bounded by latitude 52°-30'N and longitude 87°-30'W in the southeast and latitude 54°-30'N and longitude 93°W in the northwest just west of the Ontario - Manitoba border. To date, the main activity has been concentrated in the southeastern block (Project Area A, Figure 2) adjacent to the Lansdowne House claim block. All properties acquired in this area are subject to the terms of the evaluation agreement signed with INCO Ltd. (the INCO agreement) and dated December 18, 2000. The terms of this agreement are presented in Section 3.3.

### 3.1 LOCATION

The initial group of targets/claims as shown in Figure 3, is centered at 52°-30'N latitude, 88°W longitude and is contained within an area measuring approximately 100 km east-west by 40 km north-south. This central point is approximately 30 km north of the community of Lansdowne House which is 200 km northeast of Pickle Lake and 250 km north-northeast of Nakina

### 3.2 CLAIM AND OWNERSHIP STATUS

The initial work on the INCO AEM data identified 16 potential kimberlite targets which were staked by Aurora. The staked claims are listed in Table 1 and their locations are shown in Figure 3. The Mining Act of Ontario confers certain and limited rights to the licensee, such as to perform the prescribed assessment work, but does not confer any right or title to the surface rights, other than as permitted under the Mining Act. Consolidated Ouro Brasil, when it acquires the 16 staked claims from Aurora, will not receive any additional surface rights other than those conferred under the Mining Act.

The current project includes 16 properties, each covered by one claim of 16 units for a total of 256 units covering 4,096 ha. All claims are in good standing for 2 years from the date of recording and are currently held in the name of Aurora Platinum Corp.

**TABLE 1**
**AURORA PLATINUM CORP.**
**DIAMOND PROJECT CLAIMS, NORTHWESTERN ONTARIO**

| Target | Claim | Units | Area (ha) | Recording Date |
|---|---|---|---|---|
| RL-01 | 1203091 | 16 | 256 | October 29, 2001 |
| RL-04 | 1203086 | 16 | 256 | October 29, 2001 |
| RL-05 | 1203080 | 16 | 256 | October 29, 2001 |
| RL-06 | 1203081 | 16 | 256 | October 29, 2001 |
| RL-07 | 1203076 | 16 | 256 | October 29, 2001 |
| RL-08 | 1203077 | 16 | 256 | October 29, 2001 |
| RL-13 | 1203078 | 16 | 256 | October 29, 2001 |
| RL-18 | 1203079 | 16 | 256 | October 29, 2001 |
| RL-19 | 1203082 | 16 | 256 | October 29, 2001 |
| RL-20 | 1203083 | 16 | 256 | October 29, 2001 |
| RL-24 | 1203087 | 16 | 256 | October 29, 2001 |
| RL-26 | 1203084 | 16 | 256 | October 29, 2001 |
| RL-27 | 1203085 | 16 | 256 | October 29, 2001 |
| RL-28 | 1203088 | 16 | 256 | October 29, 2001 |
| RL-29 | 1203090 | 16 | 256 | October 29, 2001 |
| RL-35 | 1203089 | 16 | 256 | October 29, 2001 |
| | 16 claims | 256 units | 4,096 ha | |



5860000 mN
5850000 mN
5840000 mN
5830000 mN
5820000 mN
5810000 mN
370000 mE
380000 mE
390000 mE
400000 mE
410000 mE
420000 mE
430000 mE
440000 mE
450000 mE
460000 mE
470000 mE
480000 mE
490000 mE
STULL - WUNNUMIN FAULT
52° 30'
53A
43D
1203080
RL-05
RL-06
1203081
1203079
RL-18
1203078
RL-13
1203077
RL-08
1203076
RL-07
1203090
RL-29
1203084
RL-26
1203085
RL-27
1203086
RL-04
RL-24
1203087
1203082
RL-19
1203083
RL-20
1203089
RL-35
1203088
RL-28
RL-01
1203091
Wapikopa Lake
Richer Lake
Pikutla Lake
Winisk Lake


FIGURE 3

CONSOLIDATED OURO BRAZIL LTD.

AURORA AEM PROJECT

GEOLOGICAL REPORT

MAY, 2002

Location Map, staked claims

○ RL-04 Geophysical target

1203086 ☐ Claim

-·-·- Area sampled for diamond indicator minerals

– – – Major regional faults

0 2 4 8 12 16 20 km

### 3.3 COMPANY'S INTEREST

Aurora and INCO Ltd. will contribute 50% each of the costs of processing the existing airborne electromagnetic and magnetic data as well as the ground follow-up data held by INCO. Aurora will have five years within which to assess the data by incurring expenditures for anomaly selection and ground follow-up with expenditures to be a minimum of $1.5 million (Can) before the 4th anniversary of the INCO agreement.

If Aurora acquires any mineral properties within the area of interest during the evaluation period, INCO has the right to;

1) purchase any Ni-Cu-PGE concentrates produced from the acquired mineral property,
2) elect to acquire a 50% interest in any acquired mineral property, except for those with potential for diamonds, by funding two times the property expenditures incurred by Aurora on the particular mineral property and upon earning such interest Aurora and INCO shall form a separate joint venture agreement with respect to the specific property or,
3) be entitled to a 1.5% NSR royalty on any acquired properties in which INCO does not elect to acquire a 50% interest, until it receives royalty payments aggregating $2.5 million.

INCO does not intend to compete with Aurora in exploring this area of interest.

If Aurora terminates the INCO agreement early, then Aurora must return the airborne data to INCO and Aurora must either make a cash deficiency payment to INCO or incur certain exploration expenditures on those acquired mineral properties in which INCO has elected to acquire a 50% interest. Although the airborne data must be returned to INCO upon early termination, Aurora is entitled to retain any interpretation of the data which it has developed.

Consolidated Ouro Brasil Ltd. has agreed to acquire from Aurora, its Northwestern Ontario AEM Diamond Exploration Project (comprised of 16 staked claims, each covering a potential kimberlite target, and Aurora's interpretation of the INCO AEM data by an independent geophysicist, prepared for the purpose of identifying within Areas A and B potential kimberlite targets that Consolidated Ouro may elect to stake), in exchange for issuing to Aurora 13,150,000 shares of Consolidated Ouro in accordance with the terms of an agreement dated April 29, 2002 which also provides anti-dilution rights to Aurora. Consolidated Ouro has also agreed to pay, to an individual, a finder's fee of $68,750, payable by the issuance of non-transferable warrants for the purchase of up to 550,000 shares at $0.25 per share for a period of 2 years.

Consolidated Ouro is not required to incur any expenditures or make any payments to INCO under the INCO agreement or otherwise, in order to acquire Aurora's Northwestern Ontario AEM Diamond Exploration Project save the obligation to pay a net smelter royalty of 1.5% to INCO in respect of any diamond mine that may be developed. The 16 claims and any other property within the area of interest that is acquired by Consolidated Ouro will be subject to the rights of INCO to purchase any Ni-Cu-PGE concentrates produced from the acquired mineral property, INCO's right to acquire a 50% interest in minerals other than diamonds and INCO's right to a 1.5% NSR royalty (all as specified in the INCO Agreement) as well as Aurora's right to all ores or minerals other than diamonds.

## 4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 7)

### 4.1 TOPOGRAPHY AND VEGETATION

The property is located in a region with very low topographic relief. Lakes are shallow, averaging around 2 meters in depth and for the most part the land surface rises only slightly above lake levels. Much of the land cover is swamp or string bog, limiting overland access except in winter. Outcrop is not abundant, comprising only a few percent of the lakeshore on even the largest lakes while many lakes have no shoreline outcrop at all. Consequently, regional geological interpretations are primarily constrained by airborne geophysics.

The area is generally forested with the main species being jackpine, tamarack, poplar and birch with abundant alders in the low-lying area. From the size of the trees, it is considered that the area is north of the limits for commercial timber.

### 4.2 ACCESS AND INFRASTRUCTURE

Pickle Lake is on Ontario Highway 599 about six hours by road northwest of Thunder Bay, Ontario. Nakina is about 300 km (4 hr) by road northeast of Thunder Bay, Ontario. From either Pickle Lake or Nakina, Lansdowne House can be reached by charter flights or scheduled flights by Bearskin Airways.

The closest community is Lansdowne House about 30 km to the south which is serviced by scheduled flights by Bearskin Airways as part of a daily circuit Thunder Bay - Sioux Lookout - Pickle Lake - Lansdowne House.

Work at the property can be serviced by road from Thunder Bay to either Nakina or Pickle Lake and then by air to Lansdowne House and/or the property.

### 4.3 CLIMATE

The climate is cold temperate to sub-Arctic with long cold winters and short cool summers. The presence of Hudson's Bay to the north also has a cooling influence and often cloud cover moves into this area from Hudson's Bay.

## 5. HISTORY (ITEM 8)

### 5.1 PRECIOUS METALS, BASE METALS AND URANIUM

An exhaustive review of all of the prior exploration work in the subject area represents a very extensive literature review, most of which is not directly related to exploration for diamonds in the area. However, to provide a background for the current Aurora work a summary of the main types of mineral deposits identified in the area as well as some comments on known mineralization and deposits that have been mined or contain reserves is presented (See Figure 5 for locations).

Some features of island-arc type magmatism are well displayed in the greenstone belts of the Sachigo Subprovince. The Setting Net Lake porphyry style copper-molybdenum deposit is one of only a very few Archean deposits of this type. The porphyry style mineralization and associated epithermal mineralization in the 2926 million year old caldera at Favourable Lake preserves areas of high crustal level rocks and mineral deposits which are not usually preserved in other parts of the Superior Province. This is the result of minimal crustal thickening and/or minimal erosion.

The low sulphidation epithermal gold-silver-lead-zinc mineralization 16 km east of Favourable Lake was discovered by prospecting in the late 1920's and following surface exploration and mine development the property produced 157,696 oz gold, 5,796,177 oz silver, approximately 3,000 tons of lead and 900 tons of zinc between 1939 and 1948. Mineralization occurs in a number of quartz veins containing variable amounts of pyrite, sphalerite, galena, silver and gold. The veins occur in easterly-trending shear zones in felsic volcanics (Ferguson et al, 1971).

To date, volcanogenic massive sulphide deposits have not been outlined in the 2.7 billion year old arc volcanic sequences of the northwestern Superior Province. Although the total volume of 2.7 billion year old metavolcanic rocks in the area is quite minor, copper-zinc mineralization reported in the area may be of the volcanogenic massive sulphide type and suggests the potential for this type of mineralization.

Four types of mineral deposits appear to be spatially associated with major faults in the region; veins rich in silver and gold, rare metal granites and pegmatites, vein gold deposits and minor uranium mineralization. Silver-rich veins occur at Borland Lake where 391,985 tons of ore grading 289 g/t silver and 0.69 g/t gold occur along the interface with the Bearhead fault zone. Based on the metal ratios this would appear to be additional epithermal-type gold mineralization.

Rare metal pegmatite deposits associated with two-mica granites associated with major shear zones have been dated at about 2653 Ma. Several small low-grade uranium occurrences were documented along the same fault and an

association of anomalous gold values with fluorite-bearing two-mica granites occur along major shear zones within the North Caribou greenstone belt.

Vein gold deposits in the northwestern Superior Province are spatially associated with regional scale shear zones. The principal deposit in this area is the Musselwhite deposit in the North Caribou greenstone belt approximately 100 km north of Pickle Lake. Gold-bearing sulphides with minor quartz veining are hosted in deformed iron formation. The property was placed in production in April 1997 and is operated by Placer Dome Ltd. (68% interest) and TVX Normandy (32% interest). Reserves are approximately 14,000,000 tonnes at an average grade of 5.8 g/t gold (Blackburn and Janes, 1983: Canadian Mines Handbook, 2001).

The Lingman Lake property hosts reported resources of 574,000 tons (Wilson, 1987) of gold mineralization contained in four shear zones trending east to east-northeast in metavolcanics. Associated minerals are pyrite, pyrrhotite, arsenopyrite and chalcopyrite (Ferguson et al, 1971).

The past producing Sachigo River Mine is located in a southeasterly-trending belt of steeply dipping metavolcanics and metasediments intruded by metadiorites and porphyries. Gold occurs in quartz veins with accessory pyrite, sphalerite, pyrrhotite, chalcopyrite and galena. The average grade of ore milled was 1.13 oz gold/ton and between 1938 and 1942 46,416 tons of ore yielded 52,560 oz gold and 6,127 oz silver (Ferguson et al, 1971).

Large mafic-ultramafic layered sill complexes containing in some cases associated Ni-Cu-PGE mineralization are present at Big Trout Lake, at the Aurora Platinum Lansdowne House property and at the Fish Trap Lake igneous complex. All of these complexes appear to be associated with the boundary between the Oxford-Stull Lake Terrain and adjacent terrains.

Exploration on these mafic-ultramafic layered sill complexes for their copper-nickel content initially dates from the 1930's when prospectors first encountered this type of mineralization during their search for gold mineralization in the area. During the 1950's a few small junior companies carried out geophysical surveys, prospecting

and limited diamond drilling on some of these deposits however, the most systematic work was done during the period 1970 to 1974 when the Canadian Nickel Company (subsidiary of INCO Ltd.) carried out an extensive airborne geophysical survey in the area. It is this survey data which is now being obtained and used by Aurora in their re-evaluation of the area. At that time, INCO carried out drilling throughout the area on various airborne electromagnetic-magnetic targets which resulted in the identification of a number of bodies carrying copper-nickel-cobalt and minor platinum and palladium mineralization although tests for these were not usually made. There was some additional activity in the early 1990's for Cu-Ni-PGE mineralization however, due to depressed metal prices this work was only for a short time period.

Throughout this period a major deterrent to exploration in the area was the lack of infrastructure with the result that any deposits that did reach the production stage were usually gold due to the high value of the commodity produced.

## 5.2 DIAMONDS

In 1984 Monopros Limited, a subsidiary of DeBeers Consolidated Mines Ltd. at that time, started a regional stream sediment sampling program west of Attawapiskat, Ontario (Figures 1 and 4). In conjunction with indicator mineral chemistry and geophysics, this work led to the identification of diamondiferous kimberlites in the Attawapiskat River area 90 km west of the village of Attawapiskat (Kong et al, 1999).

To date, DeBeers Canada has discovered in the Attawapiskat River area 18 kimberlites of which 16 are known to be diamondiferous. The mantle-derived mineral suite in the kimberlites includes ilmenites, garnets, chrome diopside and chromite. Two types of kimberlites are present, a macrocrystic hypabyssal kimberlite and a macrocrystic pyroclastic kimberlite present as lapilli tuffs. The ages determined for the kimberlites range from 155 to 180 Ma (Jurassic) and they were emplaced along a north-northwest trend where it crosses the Winisk River Fault Zone. Most work has been concentrated on the Victor pipe which is a composite body with a surface area of about 18 ha.


Minto
Baffin
West Greenland
Wellington
Boothia
Coppermine
LAC DE GRAS
FOKE BASIN
Bell
Tathlina
UNGAVA BASIN
HUDSON BAY BASIN
River
Keewatin
Central Hudson Bay
Beaugé
Peace
ALBERTA BASIN
Grass
Severn
Maria
Fraserdale
Laurentian
FORT A LA CORNE
Saguenay
Sweet
Shaunavon
Pannichy
ATTAWAPISKAT
Henrietta
Hummingbird
WILLISTON BASIN
KIRKLAND LAKE
WAWA
Algonquin
Frontenac
MICHIGAN BASIN
ARCH AXIS
KIMBERLITE (AGE IN MA)
ALKALINE COMPLEX (AGE IN MA)
KM

AEM Diamond Project

FIGURE 4
CONSOLIDATED OURO BRAZIL LTD.
AURORA AEM PROJECT
AEM DIAMOND PROJECT
MAY, 2002

Arch structures, Phanerozoic basins, kimberlites and alkalic rock-carbonatite complexes of the Canadian Shield and surrounding regions (Card et al., 1997, with minor modifications).

A bulk sample of 330 tonnes taken in 1999 from the Victor pipe yielded 107.9 carats of diamonds with a value of $US16,590. This indicates the pipe has a grade of about 32.7 ct per hundred tonnes and the diamonds have an average value of about $US154 per carat. During the June-August 2001 period DeBeers processed a 10,000 tonne bulk sample of the kimberlite. No results have yet been released (MNDM, 2000).

Commencing in 1994 the Ontario Geological Survey commenced heavy mineral sampling for kimberlite indicator minerals in northwestern Ontario and this work has continued through the year 2000 with the results being presented in a series of on-going reports (Stone, 1994; Stone, Morris, and Crabtree, 1999, and Stone, 2001).

During the course of bedrock mapping, samples of beach, till, modern alluvium and glacial lacustrine sediments were collected. The heavy mineral concentrates from these samples were analyzed to assess their potential for gold, base metal and kimberlite mineralization. This work was integrated with additional work done by the Manitoba Geological Survey in the adjacent part of Manitoba.

Two companies, Spider Resources and KWG Resources have identified a group of five kimberlite bodies - the Kyle Lake group - approximately 100 km east of the Lansdowne House area. To date 17 holes have been drilled in the Kyle Lake 3 body for a total of 2,400 m. Sampling of the kimberlite (drill core) has yielded 1,189 microdiamonds (<0.5 mm in at least one dimension) and 67 macros from a total of 1.74 tonnes.

Kyle Lake 3 is considered to be a complex, multiphase intrusion with numerous dykes and a Proterozoic age of 1.1 Ga. Studies on the recovered diamonds indicate they are derived predominantly from a peridotitic mantle source.

The Kyle Lake 1 kimberlite was discovered in 1994 as a result of an airborne magnetic survey in conjunction with a regional structural analysis. The pipe is covered by 135 m of Palaeozoic sediments, has a surface area of 2.6 ha and is estimated to contain 14.5 million tonnes of kimberlite to a depth of 510 m based on 18

drill holes. A sample of 6.2 tonnes of drill core has yielded 3,602 micros and 793 macros for a combined weight of 3.71 carats.

In the same area DeBeers Canada Exploration is in a joint venture covering 13,000 $km^2$ with Spider Resources and KWG Resources. Spider and KWG spent $1.4 million on mapping, sampling and airborne geophysics between 1995 and 1997. DeBeers can earn a 50% interest in the project by spending $1.5 million over two years on exploration. By spending an additional $4 million over 4 years DeBeers can increase its interest to 60%. The DeBeers due diligence on the earlier Spider - KWG work has indicated 20 high priority targets (Northern Miner, 2001).

At the present time there are a number of companies exploring for diamonds in the subject project area however, for the most part the results of their work remain confidential. These companies include DeBeers Canada which has been carrying out extensive alluvial and till sampling in the southeastern part of the subject area as well as BHP - Billiton and Kennecott Explorations the subsidiary of RTZ.

During the week of March 10, 2002, De Beers Canada mobilized a crew, a drill and crew and a helicopter to the Highbank Lake area which is approximately 60 km east of the east end of Area A (Figures 2 and 3). It is understood the current program is designed to test 10 airborne magnetic anomalies that may represent kimberlites. This area was sampled by DeBeers during the 2001 summer field season for KIM. This area lies on the Stull - Wunnummin Fault Zone which is a major regional structure and which passes through Aurora's Area A. The 16 magnetic anomalies identified by Aurora all fall within the area of or adjacent to this major structure.

Regional stream and till sampling by Canabrava Diamond Corp. in Northwestern Ontario in 1999 resulted in 204 samples being collected. Preliminary testing (Canabrava Annual Report, 1999) showed abundant kimberlite indicator minerals (KIM) - pyrope garnets, ilmenites and chromites - which suggest the presence of a number of kimberlite clusters in the region.

In 2000 Canabrava Diamond Corp. in conjunction with Navigator Exploration Corp. formed the Severn Joint Venture to jointly explore the northwestern

part of the Superior Province for diamonds. This joint venture covers approximately 400,000 square km of the craton extending from the Ontario-Manitoba border in the northwest to the Kapuskasing structural zone in the southeast. The joint venture has been divided into two projects, the Kap and Frontier each with separate exploration programs and budgets. These programs consist of airborne geophysical surveys followed by the definition of targets considered to be representative of kimberlites which are then staked. Subsequently these targets have been tested for their kimberlite indicator minerals and in some cases drilled (Canabrava, 1999 and 2001).

As an example, three airborne geophysical surveys totalling 46,863 line-km were completed between March and November 2000. Numerous high interest geophysical anomalies were identified for follow-up work. A 1999 reconnaissance alluvial material sampling program indicated over 100 pyrope garnet grains as well as abundant chromite, picroilmenites, chrome diopsides and olivines. Canabrava and Navigator consider that these results provide evidence for the presence of additional kimberlite occurrences in areas to the northwest of the Attawapiskat clusters. As a result of this work Navigator, as operator, drilled one of the airborne targets approximately 4 km east of the DeBeers Victor pipes. Two holes were completed on this target, both of which were collared in kimberlite and ended in country rock with intercepts of 37.0 and 33.5 m of kimberlite being obtained. Twelve additional targets were drilled but in none of the holes was kimberlite intersected. A similar type of program was carried out on the Frontier project during the winter of 2001 with several targets being drilled but no kimberlites have been reported.

## 6. REGIONAL GEOLOGY AND STRUCTURE (ITEM 9)

The Superior Province is a large (2 million square km) Archean cratonic terrain with rocks ranging in age from 3.5 Ga to less than 2.7 Ga. It has a striped character comprising alternating granite-greenstone, metasedimentary and plutonic-gneissic subprovinces. The Superior Province was constructed by subduction-driven accretionary processes during major, mainly Late Archean orogenic events. Assembly of a variety of lithotectonic elements including volcanic island arcs, older microcontinents, accretionary wedges and marginal plutonic arcs was accomplished by

thrusting, crustal thickening and plutonism and by strike-slip faulting. The Superior Province became a stable cratonic area at the end of the Archean, probably as part of a major late Archean supercontinent that has since remained relatively stable (Thurston, 1991; Thurston et al, 1991).

The Regional magnetic and gravity fields reflect, in part, the surface geology but there are also anomalies attributable to deep structures such as variations in depth to the Moho and inhomogeneities in the mantle. Such variations are also shown by refraction and reflection seismic surveys which reveal that the Superior Province crust is strongly layered and is cut by deeply-penetrating faults, some of which displace the Moho. Heat flow studies show that flow rates are low. Seismic topography experiments reveal that the Superior Province is underlain by a deep, cool, seismically and structurally anisotropic mantle root. Judging from the geochemistry of igneous rocks derived from the sub-Superior mantle, it is metasomatized, probably as a result of contamination by crustal recycling during Archean subduction events.

The Superior Province has undergone little penetrative deformation except locally around its margins (Grenville Front to the southeast and the Nelson Front to the northwest) and along internal structures such as the Kapuskasing Structural Zone (KSZ) and Winisk River fault. It has undergone post-Archean arching and rifting, notably along the Early Proterozoic Cobalt Embayment, the Middle Proterozoic Lake Superior-Midcontinental Rift and the Phanerozoic Temiskaming Rift. The Superior Province crust has not experienced significant post-Archean heating, except around the margins of the craton and near Proterozoic intrusions (Figure 4).

Bedrock geology of the northern Superior area is characterized by west-northwesterly-trending Archean greenstone belts composed primarily of mafic metavolcanic rocks that originated as submarine lava flows. All greenstone belts contain a lesser component of intermediate to felsic, commonly fragmental metavolcanic rocks and clastic metasedimentary rocks and are variably metamorphosed from greenschist to amphibolite facies. Mafic intrusive rocks represented by dykes, sills and stocks of diorite, gabbro and anorthositic gabbro intrude the supracrustal sequences in greenstone belts (Figure 5 - see Figure 6 for Legend).



94° 00'
55° 00'
Yelling Lake
Northern Superior Terrane
Oxford Lake-Stull Lake Terrane
Ellard Lake - Blackbear River
88° 00'
55° 00'
Winisk River Fault
North Kenyon Fault
South Kenyon Fault
Sachigo River
Stull Lake
Rapson Bay Gabbro
Munro Lake Terrane
Stull Wunnummin Fault
Big Trout Lake - Swan Lake
Pierce - Ponask - Sachigo
Lingman Lake
Big Trout Lake Layered complex
Muskrat Dam
Kasabonika Lake
Sandy Lake
North Caribou Terrane
53° 00'
94° 00'
Stull Wunnummin Fault
Ekwan River Fault
(Berens River)
Nibinamik Lake Gabbro
North Caribou Greenstone Belt
Musselwhite
Lansdowne House Layered Complex
Fishtrap Lake Layered Complex
Upper Windigo Lake
North Caribou Lake - Tatogan Lake Shear Zone
Bartman-Lavoie
Horseshoe Lake
Lansdowne House X
0 20 40 60 80 100 km
92° 00'
52° 00'
53° 00'
86° 00'


**FIGURE 5**

CONSOLIDATED OURO BRAZIL LTD.

AURORA AEM PROJECT

GEOLOGICAL REPORT

MAY, 2002

Regional Geology,
Canadian Shield,
Northwestern Ontario
(after Thurston et al., 1991)

The northern Superior area is cut by major west-northwest striking faults that appear to have been active in the late Archean with later reactivation in the Proterozoic. These include the North and South Kenyon faults and the Stull-Wunnummin fault. In outcrop, the faults are represented by mylonite, cataclastite and strongly foliated rock that typically contain assemblages of greenschist facies minerals. Although straight to curvilinear at a regional scale, the faults can be complexly branched and splayed at a local scale. For example, the North and South Kenyon faults are possibly a composite fault zone joined by several splays.

Geochronologic studies indicate that the fault zones mark the boundaries of three fundamental crustal blocks in the northern Superior area. These include the Munro Lake, Muskrat Dam, Island Lake and North Caribou Terranes south of the Stull-Wunnummin fault, the Oxford Lake - Stull Lake Terrane between the Stull - Wunnummin and North Kenyon faults and the Northern Superior Superterrane north of the North Kenyon fault (Figure 5).

Archean rocks are cut by north-northeast and northwest-trending gabbro dykes tentatively correlated with the 1884 Ma Molson Swarm and 1267 Ma MacKenzie Swarm, respectively. Carbonatites are present in a northwest-trending zone centered on the Stull-Wunnummin fault which suggests a deep-seated structural feature. The unexposed oval intrusion (Carb Lake Carbonatite Complex) north of McLeod Lake with a K-Ar biotite age of 1826±97 Ma occurs in the northwestern part of this feature. The Big Beaver House and Schryburt Lake carbonatite complexes, east of North Caribou Lake, in the central part of the area further define this trend.

There are Proterozoic and Phanerozoic alkalic rock-carbonatite, alnoite, peridotite, lamprophyre, lamproite and kimberlite intrusions of several ages including 1.8, 1.2, 1.1, 0.6 and 0.15 Ga. Kimberlites that occur as dykes, stocks and diatremes in the Kirkland Lake and Hudson Bay Lowlands are of Jurassic age. There are also older, probably Proterozoic (1.1 Ga?) kimberlites in the Lowlands. Alkalic complexes, kimberlites and other intrusions are spatially associated with regional structures such as the Kenyon - Winisk River fault. These structures probably represent "zones of high permeability" marked by repeated intrusion of various types of mantle-derived mafic-

ultramafic, alkalic and kimberlitic character. These, and other less well-known structures are considered to have controlled the emplacement of kimberlites (Card et al, 1997).

The Canadian Shield was probably once entirely covered by Phanerozoic sedimentary sequences of shallow marine origin. These rocks, for the most part, were eroded away to expose the Shield but their thickest parts are now preserved in several deep basins, the Hudson Bay and Moose River Basins in the north and Michigan and Appalachian Basins in the south. In the northern basins, the depth to Precambrian basement is about 1,000 m. These major basins are separated by an orthogonal system of arches including the northeast striking Algonquin, Fraserdale and Cape Henrietta Maria arches and the northwest-striking Frontenac, Saguenay and Hudson Bay arches. These arches are composite, fault-bounded block structures on which repeated movements are recorded in the Phanerozoic record in the form of floods of craton-derived clastic sediments and displacements of stratigraphic units. Fault displacements of 100's or even 1,000's of meters are recorded in some areas. These faults appear to have acted as conduits from the mantle to surface for kimberlite magma (Figure 4).

## 7. PROPERTY GEOLOGY (ITEM 9)

The current property (claims) consist of 16 one-claim blocks, of 16 units each, covering 16 airborne magnetic anomalies that may represent kimberlites. These claims all lie within or immediately adjacent to Area A (Figure 3). The geology of Area A is shown in Figure 6 and is briefly summarized in the following paragraph. No mapping has been done on any of the 16 claims, therefore the geology of the claim blocks is based on the regional geology.

Area A straddles the Stull - Wunnummin fault zone which is a major northwest trending regional structure consisting of many parallel zones, bifurcations and subsidiary faults. The main rock units along the Stull - Wunnummin fault are metavolcanics and metasediments which have been down-folded and/or down-faulted adjacent to the fault structure. These units have been intruded by gabbro to ultramafic sill complexes. These units representing the remains of previously extensive greenstone



FIGURE 6
CONSOLIDATED OURO BRAZIL LTD.
AURORA AEM PROJECT
GEOLOGICAL REPORT
MAY, 2002
0 4 8 16 24 32 40 km
Stull
Wunnummin
Fault
Wunnummin Lake
Wunnummin Lake
Greenstone Belt
Peeagwon
Greenstone Belt
Bartman-Lavoie
Greenstone Belt
Wapikopa River
Alkalic Complex
Big Beaver House
Carbonatite Complex
Schryburt Lake
Carbonatite Complex
North Caribou Lake -
Tatogan Lake Shear Zone
Attawapiskat Lake
Lansdowne House
90° 00'
89° 00'
88° 00'
87° 30'
53° 00'
52° 30'


Geology of Area A and Figure 5

3, 5 - Metavolcanic rocks; 7 - Metsedimentary rocks; 8 - Migmatized supracrustal rocks; 10 - Mafic-ultramafic intrusive rocks; 11, 12 - Tonalite, granodiorite
14 - Diorite, monzodiorite, syenite; 16 - Pyroxenite, monzodiorite, syenite; 21, 30 - Mafic dykes; 32 - Carbonatite
Dashdot blue lines: Iron Formation

belts are now hosted within a surrounding sea of granitoid intrusives and metamorphic rocks.

Anomaly RL-01 lies at the extreme eastern end of Area A on the contact zone between a greenstone belt and the enclosing granitoid units. It also appears to lie on or adjacent to a branch of the Stull - Wunnummin fault zone.

Anomalies RL-28 and RL-35 are located in the southeastern part of Area A and based on the regional geology lie within the intrusive granitoids. Anomaly RL-35 is located on a subsidiary of the Stull - Wunnummin fault with RL-28 lying immediately to the south.

Anomalies RL-04 and RL-24 lie on the southern branch of the Stull - Wunnummin fault and are adjacent to each other within the intrusive granitoid, close to the contact with the metavolcanics.

Anomalies RL-26 and RL-27 lie within an area of supracrustal rocks consisting of metavolcanics and gabbroic intrusives. There are no interpreted faults in this area, however, the alignment along an east-west trend of the two anomalies suggest they may lie on a fault.

Anomalies RL-19 and RL-20 lie in the eastern part of the area and are associated with a very narrow finger of mafic metavolcanics surrounded by intrusive granitoid rocks. There are a number of northeast trending faults in the region and it is suggested that these two anomalies may also be associated with an as yet undetected northeast trending structure.

Anomaly RL-29 appears to lie between two branches of the Stull - Wunnummin fault but within an area mapped as intrusive granitoid.

Anomaly RL-07 lies in the southwestern part of Area A within an area considered to be intrusive granitoid.

Anomaly RL-08 lies about 10 km to the west of R-07 within an area of granitoid, adjacent to a south trending finger of metavolcanics.

Anomaly RL-13 lies within an area of metavolcanics on or adjacent to a northeast trending structure which appears to be related to the Stull - Wunnummin fault zone.

Anomaly RL-18 is located within an area of mafic metavolcanics and iron formation within the Peeagwon greenstone belt.

The last two anomalies, RL-05 and RL-06, lie within the Stull - Wunnummin fault zone in the northwestern part of Area A. This area appears to be underlain by intrusive granitoid.

## 8. EXPLORATION MODEL (ITEM 10)

To produce a primary kimberlite body of economic interest three things are required:

1. The area must be underlain by a cool, diamond-bearing, mantle root where temperatures generally do not exceed 1200°C. This is a region with a downward deflection in the isotherms and a corresponding upward expansion of the diamond stability field. This is a fertile source area.

2. A kimberlitic magma must have been generated within or below this cool mantle root so that it could pass through the diamond-bearing zone and thereby pick up and transport xenoliths of diamond-bearing mantle material to the upper part of the earth's crust i.e., a magma which is the transport medium and,

3. A structure or structures that penetrate into the mantle and provide the conduits for the transporting medium.

The geological history of the Superior Province, and the northwestern part in particular, point to the early (Archean) development of a thick stable crust with little subsequent thermal activity that could destroy the diamonds in the cool deep crustal keel.

From an exploration perspective, kimberlites should present themselves as small, discrete magnetic anomalies, often in clusters, with associated KIM in adjacent surface material. The magnetic anomalies may be positive or negative and at times are quite subtle. In the glaciated areas of the Canadian Shield, KIM are usually present in dispersion trains with their source being the kimberlite body. Sampling of alluvium in streams and basal glacial till is the most effective way of identifying the down-ice KIM dispersion trains.

Separation of KIM grains in the laboratory is accomplished by magnetic and gravity techniques, following which, individual grains are hand picked and mounted and then probed to determine their mineral chemistry. The chemical compositions of spinels, ilmenites, chrome diopsides and garnets are used to assess the potential of the source body (kimberlite). Positive mineral chemistry in conjunction with geophysical and geological considerations are the basis for drill testing target areas.

## 9. MINERALIZATION IN THE AREA (ITEM 11)

As previously indicated DeBeers Canada is evaluating the Victor pipe on the Attawapiskat River about 250 km east-northeast of the southern part of the project area. This pipe is a multiphase kimberlite about 18 ha in surface area and with an indicated grade of 32.7 ct per 100 tonnes. The value of the diamonds is very good at about $US154 per carat. Recently DeBeers Canada Corp. announced that they had chosen AMEC E & C Services Ltd. to carry out a $2-million prefeasibility design study (Can. Mining Journal, 2002).

The Victor pipe is only one of 18 pipes, 16 of which are diamondiferous, reported from the area which is located at the intersection of the northwest-trending regional Kenyon - Winisk River fault and northeast and north-northwest trending faults

associated with structural highs. The Kenyon - Winisk River fault extends into the northern part of the project area (Figure 5).

About 100 km to the west of the Victor pipe cluster is the Kyle group of pipes (5 reported) held by Spider Resources Inc.

In early March, 2002 DeBeers commenced a helicopter supported drilling program on 10 targets (possible kimberlites) in the Highbank Lake area about 60 km east of Aurora's Area A along the Stull-Wunnummin Fault Zone.

Heavy mineral studies carried out by the Ontario Geological Survey (Stone et al, 1999; Stone, 2001) and also by Canabrava Diamond Corp. (Annual Report, 2000) have identified kimberlite indicator minerals (KIM) within the project area.

## 10. EXPLORATION RESULTS (ITEM 12)

The initial analysis of the INCO geophysical data has resulted in the identification of over 30 magnetic anomalies of which 16 have been selected as high priority targets by the geophysical consultant and Aurora. These targets are usually characterized by a small, more or less circular, magnetic anomaly in plan view and a sharp peak or depression in profile. One example, the RG-04 target is illustrated in Figure 7. When the sites of these anomalies are compared to the regional geology, and in particular the regional structures, 10 of the anomalies appear to lie on or immediately adjacent to regional structures (Figures 3 and 6). At the same time as the staking program was being carried out 58 stream sediment samples were collected within the area shown in Figure 3, generally about and down-ice from the magnetic anomalies. These samples were sent to the Saskatchewan Research Council for processing for kimberlite indicator minerals (KIM). The work confirmed the presence of KIM in the area of the airborne anomalies with pyrope garnets, eclogitic garnets, clinopyroxene, picroilmenite, olivine and chromite grains being recovered. Microprobe analyses confirmed the presence of 5 pyropes and 1 fresh clinopyroxene grain (Sask. Research Council, 2002). Specifically KIM were identified in samples adjacent to the following

# RL-04



DatMan - [c:\aurora\incoaem\rowland\ns.bdb]
File Channel Line Map Spectrum Tools View Window Help
Channel
Spread Sheet
Profile
Mapping
Spec Tools
EM Tools
Line Tools
Pick Tools
Layouts
Database
Main
Lock Lin
1590
magt
403.55
371.13
306.28
241.45
176.61
111.77
46.94
-17.90
-82.74
-147.58
-212.42
-277.25
X: 425698.9
Y: 5809319.3
C:\Aurora\Incoaem\Rowland\vg.grd: 3.25
Recalculating Maximum & Minimum value of magt


Figure 7: RL-04 Geophysical target. Color grid – Vertical Magnetic Gradient

anomalies (Figure 3); RL-05 and RL-06 (2 pyropes), RL-07 (1 pyrope and 1 chrome diopside), RL-13 (1 pyrope) and RL-27 (1 pyrope).

No drilling has been carried out on any of the properties to date.

## 11. QUALITY ASSURANCES AND CONTROLS (ITEMS 14, 15 & 16)

The Aurora Diamond Project is under the overall supervision of Mr. D.G. Innes, Vice President, Exploration, of Aurora Platinum Corp. with Mr. R.J. Mazur, P.Geo., geological consultant responsible for the maintenance of professional standards and quality control in the project.

The geophysical interpretations are being done by Mr. John Charlton, AFAB Consultants, Mississauga Ontario. Mr. Charlton is an experienced geophysicist.

The staking was carried out by Mr. Glen McBride, New Liskeard, Ontario, an experienced staker and the alluvial and esker sampling was carried out concurrently with the staking by experienced field personnel.

Sample sites were selected down-ice from the magnetic anomalies with each specific sample site being chosen in a zone of concentration for heavy minerals. At each site sufficient sand to gravel size material was collected and screened through a 4 mm square screen so that a final sample weighing from 7 kgm to 9 kgm of minus 4 mm size grains was produced. This material was then labelled and double bagged for eventual delivery to the Saskatchewan Research Laboratory facilities.

The procedure used is a standard field procedure for collecting stream sediment samples for KIM identification.

The samples have being processed to determine their KIM content at the Saskatchewan Research Council, a qualified and reputable lab.

In the author's opinion, adequate quality control procedures are in place for this stage of the Project. As the Project advances, further quality control procedures such as the analysis of field duplicates to confirm sampling and processing validity should be implemented.

In the opinion of the author, the computerized data management system utilized by Aurora is of the highest standards. The information is well organized, is backed up on a regular basis and produces high quality drawings.

## 12. MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)

No kimberlites have been positively identified to date so no kimberlite evaluation tests for KIM and diamonds have been undertaken during the present exploration program.

## 13. MINERAL RESOURCE AND RESERVE ESTIMATES (ITEM 19)

No kimberlites have been positively identified and no drill testing has taken place so no mineral resource calculations have been undertaken.

## 14. OTHER DATA, ADDITIONAL REQUIREMENTS AND ILLUSTRATIONS (ITEMS 20, 25 & 26)

Items 20 and 25 are irrelevant and Item 26 - Illustrations are distributed throughout this report (Figures 1-7).

## 15. CONCLUSIONS, RECOMMENDED EXPLORATION PROGRAM AND BUDGET (ITEMS 21 & 22)

It is considered that the geological evidence supports the concept that at least in part the Aurora Diamond Project area has a high potential for the localization of kimberlite pipes of economic interest. The area meets the requirements for the

localization of kimberlites of interest; a deep cool mantle keel, the presence of diamond-bearing kimberlites and kimberlite indicator minerals, typical of diamond-bearing mantle. Analysis of the INCO geophysical data has identified to date, 16 high priority magnetic anomalies that may represent kimberlites and 10 of these anomalies are associated with interpreted regional structures. The remainder of the INCO data is being evaluated to determine if additional anomalies, typical of kimberlites are present.

The exploration for diamonds being carried out in the area by other companies such as DeBeers Canada, Kennecott Explorations, BHP-Billiton, Navigator Exploration and Canabrava Diamond Corp. further indicates that this part of the Superior Province is considered by the industry to be highly prospective for diamond-bearing kimberlites.

To continue the program of identifying possible kimberlites through airborne magnetic anomalies with follow-up sampling, detailed geophysics and diamond drilling of targets of interest, a two phase exploration program is recommended. Phase I would consist of additional field evaluation of the 16 targets identified to date and Phase II would involve regional alluvial and till sampling in both Areas A and B, and diamond drilling of appropriate targets.

The INCO geophysical survey was flown at a line spacing of approximately 400 m. Economic kimberlites may have dimensions as small as 150 m to 200 m diameter. To better define potential kimberlites for drill testing, detailed, helicopter-borne magnetic and EM surveys at a 100 m line spacing are recommended. Using an estimate of $100 per line-km, approximately 50 line-km could be flown about each target to assist in defining the target as well as any associated bodies that may be of interest.

**Phase I**

| | | |
|---|---|---|
| 1. | Personnel: (2 month program) | |
| | Field Project Manager | $ 17,000 |
| | Field technician | 9,000 |
| 2. | Meals, accommodation, etc. | 18,000 |
| 3. | Helicopter support: 20 hr @ $1,000/hr all inclusive | 20,000 |
| 4. | Rental boats, motors, fuel, etc. | 3,000 |
| 5. | Detailed geophysical surveys of 16 identified targets @ $5,000/target | 80,000 |
| 6. | Sample collection and analysis | 8,500 |
| 7. | Reports, maps, etc. | 6,000 |
| 8. | Administration ~ 10% | 16,000 |
| | Sub-Total | $ 177,500 |
| | Contingency 10% | 17,800 |
| | PHASE I TOTAL | $ 195,300 |

**Phase II**

| | | |
|---|---|---|
| 1. | Personnel: (6 month program) | |
| | Field Project Manager | $ 51,000 |
| | Geologist for 3 months | 18,000 |
| | Two technicians for 3 months | 24,000 |
| 2. | Mob/demob to Bartman Lake Base Camp | 10,000 |
| 3. | Operation Bartman Lake and North Air Base Camp | 17,000 |
| 4. | Fixed Wing Aircraft charter: 10 trips at $2,500/trip | 25,000 |
| 5. | Helicopter support: 50 hrs @ $1,000/hr all inclusive | 50,000 |
| 6. | Truck rental (2): 2 months @ $1,600/month each | 6,400 |
| 7. | Supplies, gas, maintenance | 10,000 |
| 8. | Sample shipping expense | 4,500 |
| 9. | Meals, accommodation, etc. | 10,000 |
| 10. | Program planning, logistics, supervision | 10,000 |
| 11. | Collection Till/Alluvial samples | |
| | 500 @ $150/sample direct cost | 75,000 |
| 12. | Sample treatment and KIM analysis | |
| | 500 @ $200/sample | 100,000 |
| 13. | Drill testing of targets | |
| | 8 targets @ $40,000/target all inclusive cost; includes drilling, supervision, helicopter support, etc. estimated at $200/m | 320,000 |
| 14. | Reports, maps, etc. | 20,000 |
| 15. | Administration ≃ 10% | 75,000 |
| | Sub-Total | $ 825,900 |
| | Contingency 10% | 82,600 |
| | PHASE II TOTAL | $ 908,500 |

The implementation of Phase II would be contingent on the results of the Phase I program. If both phases are implemented the total expenditure would be $1,103,800.

*"L.D.S. Winter"*

L.D.S. Winter, P.Geo.
Revised
June 24, 2002

## REFERENCES (ITEM 23)


1. Blackburn, C.E., and Janes, D.A., 1983

   Gold Deposits in Northwestern Ontario in The geology of Gold in Ontario, A.C. Colvine Ed., Ont. Geol. Survey, Mis. Paper 110, pp. 206-209.

2. Canabrava Diamond Corporation, 1999 Annual Report.

3. Canabrava Diamond Corporation, 2001

   News Release Canabrava Diamond Corporation, Navigator Exploration Corp, Progress Report on Severn Joint Venture, May 1, 2001.

4. Canadian Mining Journal, 2002

   AMEC hired for diamond mine study on Victor site; No. 2, Feb/March 2002, p. 8.

5. Card, K.D., Sanford, B.V., Card, G.M., 1997

   Controls on the Emplacement of Kimberlites and Alkalic Rock - Carbonatite Complexes in the Canadian Shield and Surrounding Regions, Explor. Mining Geol., Vol. 6, No. 4, pp. 285-296.

6. Ferguson, S.A., Groen, H.A., Haynes, R., 1971

   Gold Deposits of Ontario, Part 1, Ont. Dept. Mines, Ministry of Northern Development & Mines, Min. Res. Circ. 13.

7. Helmstaedt, H.H., 1993

   Natural Diamond Occurrences and Tectonic Setting of "Primary Diamond Deposits in Diamonds Exploration, Sampling and Evaluation", Proceedings of a Short Course, Prospectors and Developers Association of Canada March 27, 1993, 72 p.

8. Kong, J.M., Boucher, D.R., Scott-Smith, B.H., 1999

   Exploration and Geology of the Attawapiskat Kimberlites, James Bay Lowland, Northern Ontario, Canada, in Proc. VII Int. Kimberlite Conf., Vol. 1, J.B. Dawson Vol., ed. J.J. Gurney et al., pp. 452-467.

9. Ministry of Northern Development and Mines (MNDM), 2000

   Timmins District Monthly Activity Summary.

10. Northern Miner, 2001

DeBeers Expands Ontario Search, Diamond Page, Mar 12-18, pp. 6.

11. Saskatchewan Research Council, 2001

Aurora Platinum Corp., Diamond Indicator Mineral Study, 58 samples, December, 2001.

12. Stone, D., 1994

Heavy minerals and kimberlite indicators in sand and till, western Berens River area, Ontario in Summary of Field Work and Other Activities 1994, Ont. Geol. Survey, Mis. Paper 163, p. 11-26.

13. Stone, D., Morris, T. and Crabtree, D.C., 1999

Heavy Mineral Indicator Data Base, Stull Lake Area, Northwestern Ontario, Ont. Geol. Survey, Mis. Release Data 45, 54 p.

14. Stone, D., 2001

A Study of Indicator Minerals for Kimberlite, Base-Metals and Gold; Northern Superior Province of Ontario; Ontario Geological Survey, Open File Report 6066, 140 p.

15. Thurston, P.C., 1991

Archean Geology of Ontario; Introduction in Geology of Ontario, Ontario Geological Survey Special Volume 4, Part I, p. 73-80.

16. Thurston, P.C., Osmni, I.A., and Stone, D., 1991

Northwestern Superior Province; A Review and Terrain Analysis in Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part I, p. 81-144.

17. Wilson, B.C., 1987

Geology of the Lingman Lake area, District of Kenora (Patricia Portion), Ont. Geol. Survey, Geol. Report 244, 43 p.

18. Winter, L.D.S., 2000

Geological Report on the Lansdowne House Property, Patricia Portion, District of Kenora, Ontario for Aurora Platinum Corporation, November 2, 2000, 15 p.

## STATEMENT OF THE QUALIFIED PERSON (ITEM 24)

## CERTIFICATE OF QUALIFICATION

I, Lionel Donald Stewart Winter do hereby certify:

1. that I am a geologist residing at 1849 Oriole Drive, Sudbury, Ontario, P3E 2W5,

2. that I graduated from the University of Toronto with a B.A.Sc. (Mining Engineering) in 1957 and from McGill University, Montreal with a M.Sc. (Applied) (Geology) in 1961,

3. that I am a life member of the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Member of the Association of Geologists of Ontario and a Registered Geoscientist in British Columbia (P.Geo.),

4. that I have practised my profession continuously since 1957 in technical and supervisory positions in mine production and mine geology and as an exploration geologist in technical and supervisory positions on base metal, precious metal, iron, uranium, industrial mineral and diamond projects in Canada, the United States, Brazil, Chile and Peru. I have managed and provided technical support for diamond exploration projects in both Canada and Brazil,

5. that I have worked as an independent consultant since 1981,

6. that I am a Qualified Person for the purposes of National Instrument 43-101 of the Canadian Securities Administration,

7. that I visited the project area on October 12, 2000,

8. that I have reviewed and used publically available information on the properties and area as well as information provided by Aurora Platinum Corp. in preparing the technical report, which I prepared in its entirety,

9. that I have relied on the in house counsel of Aurora Platinum Corp. with regard to any environmental liability related to the project,

10. that I have reviewed the mineral tenure status of the recently staked claims by Aurora Platinum Corp. with the Ontario Ministry of Northern Development and Mines, Sudbury,

11. that as of the date of this certificate, I am not aware of any material fact or material change with regard to the subject matter of my report which is not reflected in the report, the omission to disclose which makes the report misleading,

12. that I own no direct or indirect interest in Aurora Platinum Corp., Consolidated Ouro Brasil Ltd., or any adjacent properties and I do not expect to acquire any and,

13. that I have not had any prior involvement with the property that is the subject of the report, and,

14. that I have read and understand National Instrument 43-101 and for the purposes of this report, I am an independent Qualified Person as defined in Section 1.5 of the Instrument, and Form 43-101 and this report have been prepared in compliance with National Instrument 43-101 and Form 43-101F.

*"L.D.S. Winter"*

Sudbury, Ontario
June 24, 2002

L.D.S. Winter, P.Geo.

## LETTER OF CONSENT

To whom it may concern:

I, Lionel Donald Stewart Winter do hereby consent to Aurora Platinum Corp. and Consolidated Ouro Brasil Ltd. using my report entitled "Geological Report on the Aurora Platinum Corp. AEM Diamond Exploration Project Northwestern Ontario, Canada" and dated June 24, 2002 in a Prospectus or Statement of Facts or for filing with regulatory bodies as deemed necessary, however, excerpts from this report can only be used with the writer's written permission.

*"L.D.S. Winter"*

June 24, 2002

L.D.S. Winter, P.Geo.

# DuMOULIN BLACK

**BARRISTERS & SOLICITORS**

W. DAVID BLACK
SARGENT H. BERNER
KENNETH W. BALL
COREY M. DEAN
C. BRUCE SCOTT
STEPHEN TONG
CHRISTINE E. COLEMAN
GEORGE R. BRAZIER
BRIAN C. IRWIN
CHERI L. PEDERSEN
KENNETH L.H. EMBREE
MARY P. COLLYER
PATRICIA D. SANDBERG
JEROME D. ZISKROUT
*associate counsel*

10TH FLOOR, 595 HOWE STREET
VANCOUVER, CANADA
V6C 2T5

**TELEPHONE No. (604) 687-1224**

TELECOPIER No. (604) 687-8772

FILE NO. 363101
DIRECT LINE (604) 602-6817
EMAIL psandberg@dumoulinblack.com

June 19, 2002

VIA COURIER

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

and

Alberta Securities Commission
10025 Jasper Avenue 20th Floor
Edmonton AB T5J 3Z5

Dear Sirs:

**Re: Consolidated Ouro Brasil Ltd. (the "Company")**
**- Resignation and Appointment of Auditor**

The Company has received the agreement of its auditor to resign upon the closing (the "Closing") of a pending acquisition of certain assets by the Company from Aurora Platinum Corp., Smythe Ratcliffe and, pursuant to Section 178 (4) of the Company Act (British Columbia) whereunder the directors are entitled to fill any casual vacancy in the office of the auditor, the directors of the Company will appoint Deloitte & Touche as the Company's auditor in the place of Smythe Ratcliffe.

As required by National Policy No. 31, we enclose the Reporting Package, being the Notice of Change of Auditor and a letter from each of the former and successor auditors.

We have been advised by the Company that this material will be printed and mailed to the shareholders along with the meeting documents being sent out with respect to the Company's next general meeting of shareholders.

Yours truly,

DuMOULIN BLACK

Per: *"Patricia Sandberg"*
Patricia D. Sandberg

PDS/cml
Enclosure

cc: Consolidated Ouro Brasil Ltd.
Attention: Aris Marfopoulos

L.D.S. Winter
1849 Oriole Drive
Sudbury, ON P3E 2W5

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

**RE: Consolidated Ouro Brasil Ltd. (the "Company") – Information Circular**

I refer to the Company's information circular (the "**Circular**") dated May 31, 2002.

I hereby consent to the filing of the report entitled **Geological Report on the Aurora Platinum Corp. AEM Diamond Exploration Project Northwestern Ontario, Canada** (the '**Report**") and to the written disclosure of the Report and of extracts from or a summary of the Report in the Circular.

I confirm that I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Report or that the Circular contains any misrepresentation of the information contained in the Report that is within my knowledge as a result of the services I performed in connection with the preparation of the Report.

This letter is solely for the information of the securities commissions and stock exchanges to whom it is addressed and is not to be referred to in whole or in part in the Circular or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

*"L. D. S. Winter"*

L. D. S. Winter

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X I P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

**Deloitte &Touche**

May 21, 2002

British Columbia Securities Commission
9'h Floor, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1 L2

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, AB T5J 3Z5

Smythe Ratcliffe
Chartered Accountants
700 - 355 Burrard Street
Vancouver, BC V6C 2G8

and

Consolidated Ouro Brasil Ltd.
P.O. Box 48778, Bentall Centre
Vancouver, BC V7X 1A6

Dear Sirs:

***Re: Consolidated Ouro Brasil Ltd. (the "Company")***

As required by National Policy No. 31, we have reviewed the information contained in the Company's Notice of Change of Auditor dated May 13, 2002 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

> "It is proposed that the Company will change its auditor from Smythe Ratcliffe, Chartered Accountants of 700 - 355 Burrard Street, Vancouver, B.C., to Deloitte & Touche, Chartered Accountants of 2100 - 1055 Dunsmuir Street, Vancouver, B.C. Smythe Ratcliffe has agreed to resign as auditor effective at the closing of the pending acquisition of certain assets by the Company from Aurora Platinum Corp. in exchange for shares of the Company pursuant to a Letter Agreement dated April 5, 2002.

There are no reportable events between the Company and Smythe Ratcliffe and there have been no qualified opinions or denials of opinions by Smythe Ratcliffe.

The proposed change of auditor has been considered and approved by the Company's Audit Committee and Board of Directors.

This Notice of Change of Auditor and accompanying letters from Smythe Ratcliffe and Deloitte & Touche have been reviewed by the Company's Audit Committee."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Smythe Ratcliffe will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours very truly,

*"Deloitte & Touche LLP"*

Chartered Accountants
TK/lt

**Deloitte**
**&Touche**

SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

**SmytheRatcliffe**
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675
telephone: 604.687.1231

A.S. Henshaw
File: 197600

May 21, 2002

British Columbia Securities Commission
9th Floor 701 West Georgia Street
Vancouver, BC V7Y IL2

Alberta Securities Commission
10025 Jasper Avenue 20th Floor
Edmonton, AB T5J 3Z5

and

Deloitte & Touche
Chartered Accountants
2100-1055 Dunsmuir Street
Vancouver, BC V7X IP4

and

Consolidated Ouro Brasil Ltd.
PO Box 48778, Bentall Centre
Vancouver, BC V7X IA6

Dear Sirs:

**RE: CONSOLIDATED OURO BRASIL LTD. (THE "COMPANY")**

As required by National Policy No. 31, we have reviewed the information contained in the Company's Notice of Change of Auditor dated May 13, 2002 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

> "It is proposed that the Company will change its auditor from Smythe Ratcliffe, Chartered Accountants of 700-355 Burrard Street, Vancouver, B.C. V6C 2G8, to Deloitte & Touche, Chartered Accountants of 2100-1055 Dunsmuir Street, Vancouver, B.C. V7X IP4. Smythe Ratcliffe has agreed to resign as auditor effective at the closing of the pending acquisition of certain assets by the Company from Aurora Platinum Corp. in exchange for shares of the Company pursuant to a Letter Agreement dated April 5, 2002.

There are no reportable events between the Company and Smythe Ratcliffe and there have been no qualified opinions or denials of opinions by Smythe Ratcliffe.

The proposed change of auditor has been considered and approved by the Company's Audit Committee and Board of Directors.

This Notice of Change of Auditor and accompanying letters from Smythe Ratcliffe and Deloitte & Touche have been reviewed by the Company's Audit Committee."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Deloitte & Touche will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours very truly,

*"SMYTHE RATCLIFFE"*

SMYTHE RATCLIFFE

ASH/dm

**CONSOLIDATED OURO BRASIL LTD.**
**P.O. Box 48778, Bentall Centre**
**Vancouver, B.C.**
**V7X IA6**

TO THE SHAREHOLDERS:

## NOTICE OF CHANGE OF AUDITOR

It is proposed that the Company will change its auditor from Smythe Ratcliffe, Chartered Accountants of 700 - 355 Burrard Street, Vancouver, B.C., to Deloitte & Touche, Chartered Accountants of 2100 - 1055 Dunsmuir Street, Vancouver, B.C. Smythe Ratcliffe has agreed to resign as auditor effective at the closing of the pending acquisition of certain assets by the Company from Aurora Platinum Corp. in exchange for shares of the Company pursuant to a Letter Agreement dated April 5, 2002.

There are no reservations in any auditor's reports, no reportable disagreements between the Company and Smythe Ratcliffe and there have been no qualified opinions or denials of opinions by Smythe Ratcliffe in connection with the audits of the Company's two most recently completed fiscal years or any subsequent period.

This Notice, together with the required response letters from each of Smythe Ratcliffe and Deloitte & Touche have been reviewed by the Company's Audit Committee.

The pending resignation of Smythe Ratcliffe and the recommendation to appoint Deloitte & Touche as successor auditor have been approved by the Company's Audit Committee.

DATED this **13th** day of **May,** 2002.

CONSOLIDATED OURO BRASIL LTD.

Per: *"Aris Marfopoulos"*

Aris Morfopoulos, Secretary